As filed with the Securities and Exchange Commission on December 9, 2021

Registration Nos. 333-255058

811-07772

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 144	☒

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(Name of Depositor)

One Sammons Plaza, Sioux Falls, SD 57193

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:

(605) 335-5700

Name and Address of Agent for Service:	Copy to:
Brett L. Agnew, Esq.	Dodie C. Kent, Esq.
Vice President, Associate General Counsel	Eversheds-Sutherland (US) LLP
Midland National Life Insurance Company	The Grace Building, 40th Floor
Sammons Financial Group	1114 Avenue of the Americas
8300 Mills Civic Parkway	New York, NY 10036-7703
West Des Moines, IA 50266

Title of securities being registered:

LiveWell Registered Index-Linked and Variable Annuity (LiveWell RILA)

Individual Flexible Premium Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

—————————————————————————————

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Live Well Registered Index-Linked and Variable Annuity Prospectus

December 9, 2021

A Flexible Premium Deferred Registered Index Linked and Variable Annuity

issued by: Midland National Life Insurance Company

through the Midland National Life Separate Account C

This prospectus describes the Live Well Registered Index-Linked and Variable Annuity (the “Contract(s)”) issued by Midland National Life Insurance Company (the “Company,” “us,” “we,” “our”). This prospectus provides information you should know before purchasing the Contract.

The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs.

The Contracts offer two types of investment options: (i) Cycle Investments, which are linked to the performance of the Index; and (ii) Subaccounts (“Subaccount(s)”), which, in turn, each invest in a mutual fund portfolio (“Investment Portfolio”).

•

Each Cycle Investment provides a return based on the performance, positive or negative, of the Index to which it is linked for specified period of time (the “Cycle Term”). Any positive return will be subject to a Cap Rate, which is your maximum return on the last day of the Cycle Term (the “Cycle End Date”). Any negative return will be subject to a certain level of downside protection: in the form of either a Floor Rate or Buffer Rate. A Floor Rate is the maximum loss that you will bear on the Cycle End Date. A Buffer Rate is the maximum Index loss that the Company will protect you from on the Cycle End Date, and you will be subject to any loss in excess of the Buffer Rate.

Currently, there is only one Index available: S&P 500® Price Return Index (Bloomberg Ticker: SPX).

The value of your Cycle Investment on any day is calculated by multiplying the Cycle Investment Unit Value for that day by the number of Cycle Investment Units credited to your Contract (“Cycle Investment Value”). The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00, and we determine the number of Cycle Investment Units initially credited to your Contract by dividing your initial premium payment by the Initial Cycle Investment Unit Value. On each Business Day, an independent third party (the “Fair Value Calculation Agent”) determines the Fair Value for each Cycle Investment based on the financial instruments that equal the Cycle Investment at maturity. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization. You should seek advice from financial and/or tax professionals before investing in the Cycle Investments.

Your accumulation value in each Subaccount will increase or decrease based on investment performance of the underlying Investment Portfolio. This means that a Subaccount’s Accumulation Unit Value is not based on a Fair Value calculation, unlike a Cycle Investment Unit Value prior to the Cycle End Date.

You should also note that Index-linked annuity contracts are complex insurance and investment vehicles, and before you purchase the contract, you should carefully read the this prospectus and speak with your financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objective. You should also consult with a tax professional.

There are risks associated with investing in the Cycle Investments. You may lose money, up to all or a significant amount of your principal investment and earnings from prior Cycle Investment periods that are reinvested, and this loss could be greater due to the imposition of withdrawal charges. Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means on any day prior to the Cycle End Date if you make a withdrawal, surrender or annuitize the Contract, or if the death benefit becomes payable, your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date. There are also risks associated with investing in the Subaccounts, including the risk of loss of up to all or a significant amount of your principal investment and any earnings. You should not buy this Contract if you are not willing to assume these investment risks. The obligations under the Contract other than those related to the Subaccounts are subject to the creditworthiness and claims-paying ability of the Company. See RISK FACTORS on page 16 of this prospectus.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply. See “Right to Cancel” in this prospectus for more detail.

The Contract described in this Prospectus:

•	Is not a bank deposit;

•	Is not an obligation or guarantee of a bank or credit union;

•	Is not insured or guaranteed by the FDIC or a government agency;

•	Is subject to loss of principal.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The principal underwriter of the Contract is Sammons Financial Network, LLC. The offering of the Contract is intended to be continuous. This prospectus does not constitute an offering in any jurisdiction in which such offer may not be lawfully made.

The minimum initial premium payment is $25,000.

Prospectus Date: December 9, 2021

DEFINITIONS

For your convenience, below is a glossary of the special terms we use in this prospectus. These terms are generally capitalized throughout this document.

Accumulation Unit means the units credited to each Subaccount in the Registered Separate Account before the Maturity Date.

Accumulation Unit Value means the value of an Accumulation Unit of a Subaccount for a Valuation Period.

Accumulation Value means the sum of the amounts you have in the Subaccounts.

Annuitant means the person(s) whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime. If you elect the Joint and Survivor Income Payment option, the duration of any annuity payment will depend on the life of the Annuitant and the Joint Annuitant.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from your Contract under one of the annuity payment options. An election to annuitize your Contract is irrevocable. If you elect to annuitize your Contract, you will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the Contract’s Death Benefit will be paid in the event of the death of the Owner.

Buffer Rate means the rate used to determine the Cycle End Date Unit Value Buffer as described in “Valuation of a Cycle Investment - On the Cycle End Date” later in this Prospectus. It represents the maximum loss due to negative Index performance from which the Owner is protected on a Cycle End Date. The Buffer Rate does not apply before the Cycle End Date.

Business Day means any day the New York Stock Exchange is open for regular trading. Our Business Day ends when the New York Stock Exchange closes for regular trading, generally 3:00 p.m. Central Time.

Cap Rate means the rate used to determine the Cycle Investment’s Unit Value Cap. It represents the maximum potential increase in the Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date.

Cap Rate Threshold means the minimum Cap Rate we will declare for any Cycle Type. Each Cycle Type will have a specific Cap Rate Threshold. A Cycle Investment will not be launched on a scheduled Start Date if the resulting Cycle Cap Rate is lower than its Cap Rate Threshold.

Contract Anniversary means the same date in each Contract year as the Issue Date.

Contract Month means a month that starts on the same date as the Issue Date in each month. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the Issue Date in each three-month period. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).

Contract Value means the sum of amounts invested in the Cycle Investments and the Subaccounts, plus any amounts in the Default Account.

Contract Year means a year that starts on the Issue Date or on each Contract anniversary thereafter.

Customer Service Center means where you must send correspondence, service or transaction requests, and inquiries. Please note: Premium payments must be sent to P.O. Box 9261, Des Moines, IA 50306-9261. The overnight mailing address is Midland National, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833. This should only be used for mail delivered via a courier.

Cycle Business Day means any Business Day on which the Cycle Investment Unit Value for a Cycle Investment is determined.

Cycle End Date means the Cycle Business Day on which a Cycle Investment is scheduled to end. Any Cycle End Date will be the Business Day prior to the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Investment means an index-linked investment under the Contract that has a specific Index, Cycle Term, Cycle Start Date, Cycle End Date, Floor Rate or Buffer Rate and Cap Rate.

Cycle Investment Unit means the measurement we use to calculate a Cycle Investment Value. Units may only be purchased on the Cycle Start Date.

Cycle Investment Unit Value means the value of a Cycle Investment Unit on a Cycle Investment Business Day. The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00. Prior to the Cycle End Date, the Cycle Investment Unit Value is determined by the Fair Value and will be limited by the Proportional Cap Rate, if applicable, and the Floor and Buffer rates do not apply.

Cycle Investment Value means the sum of the amounts you have invested in the Cycle Investments. The value of a Cycle Investment on any Cycle Business Day is equal to the number of Cycle Investment Units multiplied by that day’s Cycle Investment Unit Value. We also use this term, in context, to define the amount you have invested in a single Cycle Investment.

Cycle Start Date means the Business Day on which a Cycle Investment is established. Any Cycle Start Date will be the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Structure means the downside protection type associated with a Cycle Investment. We offer two downside protection types: (i) The Floor Rate, and (ii) the Buffer Rate.

Cycle Term, for any Cycle Investment, means the period from the Cycle Start Date to the Cycle End Date.

Cycle Type means all Cycle Investments having the same Index, Cycle Term, Cycle Structure, and Floor Rate or Buffer Rate.

Death Benefit means the amount that we will pay to the Beneficiary in the event of the death of the Owner if the Contract is still in force and in the Accumulation phase. The amount of the Death Benefit is equal to the Contract Value.

Default Account means the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

Fair Value means a value used to determine the Cycle Investment Unit Value on each Business Day during the Cycle Term prior to the Cycle End Date. It is the Fair Value of the Cycle based on the current value of the financial instruments used to calculate the Cycle payout on the Cycle End Date as determined by the independent third party Fair Value Calculation Agent.

Fair Value Calculation Agent means an independent third party with whom the Company contracts to determine the Fair Value of a Cycle Investment during the Cycle Term. Currently, the Fair Value Calculation Agent is IHS Markit. We may use different Fair Value Calculation Agents for different Cycle Investments.

Floor Rate means the rate used to determine the Cycle End Date Unit Value Floor as described in “Valuation of a Cycle Investment —On the Cycle End Date” later in this Prospectus. It represents the maximum potential loss in Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date. The Floor Rate does not apply before the Cycle End Date.

Free Withdrawal Amount means the amount available for withdrawal without incurring a Surrender Charge. Beginning the second Contract Year, the Free Withdrawal Amount equals the Remaining Premium payments six years or older (i.e., no longer subject to surrender charges) plus 10% of the Remaining Premium payments less than six years old (i.e., subject to surrender charges) at the beginning of the Contract year. For this purpose, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out).

General Account means assets we own that are not in a separate account, but rather are held as part of our general assets and are subject to claims of our general creditors.

Good Order means all of the information necessary to process a transaction, as we determine in our discretion. Transaction requests will generally be processed on the Business Day they are received at the Customer Service Center as long as the request is in Good Order. For more detailed information see “Administrative Procedures.”

Index means the index to which a Cycle Investment is linked.

Index Value means the value of the Index as reported to us by the Index provider.

Indicative Cap Rate means the rate we post and update on our website every Tuesday before any Cycle Start Date. It is the Cap Rate we would declare if that day was a Cycle Start Date, based on then current market conditions.

Initial Cycle Investment Unit Value means the Cycle Investment Unit Value on any Cycle Start Date. The Initial Cycle Investment Unit Value is set as $10.00 for each Cycle on the Cycle Start Date.

Investment Options means the investments available under the Contract, which are: (i) the Cycle Investments, each of which is linked to the performance of a specified Index; and (ii) the Subaccounts, which are each a division of our registered Separate Account, each of which, in turn, invests exclusively in one share class of one Investment Portfolio.

Investment Portfolio means a mutual fund portfolio in which a Subaccount invests.

Issue Age means the age of the Owner on the last birthday before the Issue Date.

Issue Date means the date the Contract goes into effect.

Maturity Date means either the date, specified in your Contract, on which income payments will begin, or an earlier date that you specify. The earliest possible Maturity Date is the first Contract anniversary, at which time you may annuitize your full Contract Value. The maximum Maturity Date is the Contract anniversary immediately following the Annuitant’s 115th birthday.

Non-Registered Separate Account means the separate account under the Contract that holds amounts allocated to the Cycle Investments. The Non-Registered Separate Account is non-unitized, was established under Iowa law and is not registered under the Investment Company Act of 1940.

Owner means the person(s) or entity that is named in the application or on the latest change filed with us who is entitled to exercise all rights and privileges provided in the Contract.

Payee means the person who is entitled to receive annuity payments after Annuitization. On or after the Maturity Date, the Owner will be the Payee. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to us.

Proportional Cap Rate means the proportion of the Cap Rate used to determine the maximum potential increase in a Cycle Investment Unit Value before the Cycle End Date. The Proportional Cap Rate is equal to the Cap Rate multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term. The Proportional Cap Rate does not apply if the Cap Rate is unlimited.

Remaining Premium means the premium payments made less any partial withdrawals previously taken and less any surrender charges previously deducted as a result of such partial withdrawals on a dollar-for-dollar basis.

Registered Separate Account means Midland National Life Separate Account C, which receives and invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. Our Registered Separate Account is divided into Subaccounts. Separate Account C is registered as an investment company under the Investment Company Act of 1940, as amended.

Subaccount means a division of our Registered Separate Account which invests exclusively in one share class of one Investment Portfolio. We may use this term interchangeably with the term “Investment Division.”

Surrender Value means the Contract Value on the date of surrender less any applicable surrender charge and state premium tax. This may also be referred to as Cash Surrender Value.

Unit Value Cap means the maximum Cycle Investment Unit Value at any time during the Cycle Term prior to the Cycle End Date.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day. Midland National reserves the right to revise the definition of Valuation Period as needed in accordance with applicable federal securities laws and regulations.

Written Notice or Written Request means a notice or request submitted in a written form satisfactory to us, that is signed by the Owner and received by us in Good Order at our Customer Service Center, P.O. Box9261, Des Moines, IA 50306-9261 or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS

Charges for Early Withdrawals

If you withdraw money from your Contract within six years following your last premium payment, you may be assessed a Surrender Charge of up to 8% of the premium payment being partially or fully withdrawn.

For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $8,000 on a $100,000 withdrawal.

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date.

				Charges and Fees – Surrender Charge The Cycle Investment Options - Examples

Transaction Charges	In addition to the charges for early withdrawals, we reserve the right to impose a Transfer Fee of $15.00 per transfer on transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract Year. We are not currently charging this fee. We will never charge for any transfers of initial or additional premium payments that included allocation instructions to Cycle Investment Options for the next Cycle Start Date.			Expenses – Transfer Fee

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, if you allocate premiums and/or your Contract Value to the Subaccounts, depending on the Investment Portfolios that you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.			Expenses

	Annual Fee	Minimum	Maximum
	Base Contract Expenses[1]	1.35%	1.35%
	Investment Portfolios[2] (Portfolio Company fees and expenses)	0.71%	1.06%

[1]   As a percentage of the Accumulation Value. These fees are not applied against the Cycle Investment Value.

[2]   As a percentage of Investment Portfolio assets. These fees are not applied against the Cycle Investment Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

				Expenses

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Lowest Annual Cost: $ 1,832	Highest Annual Cost: $2,527

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Least expensive investment portfolio fees and expenses

•  Base Contract Expenses of 1.35%

•  No Surrender Charges

•  No additional premium Payments, transfers, or withdrawals

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Most expensive investment portfolio fees and expenses

•  Base Contract Expenses of 1.35%

•  No Surrender Charges

•  No additional premium Payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS

Risk of Loss	You can lose money by investing in this Contract, including loss of principal and prior Contract earnings.	Principal Risks

Not a Short-Term Investment

This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

A Surrender Charge applies for up to six years following your last premium payment. The charge will reduce the value of your Contract if you withdraw money during that time. The benefit of tax deferral also means the Contract is more beneficial to investors with a long time horizon.

Prior to the Cycle End Date, the Cycle Investment Unit Value, which is based on the Fair Value, will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Principal Risks

Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Risks Associated with Investment Options

•  An investment in this Contract is subject to the risk of poor investment performance of the Cycle Investments and the Investment Portfolios that you select.

•  Each Cycle Investment, Subaccount, and the Default Account has its own unique risks.

•  You should review this prospectus as well as the prospectuses for available Investment Portfolios.

Principal Risks

Insurance Company Risks	Any obligations, guarantees, and benefits of the Contract are subject to our claims-paying ability. If Midland National experiences financial distress, it may not be able to meet its obligations to you. More information about Midland National, including its financial strength ratings, is available upon request. You may make such request by calling 1-866-747-3421 or visiting www.SRSLiveWell.com.	Principal Risks

RESTRICTIONS	LOCATION IN PROSPECTUS

Investments

•  We reserve the right not to offer any Cycle Investments and to reject or limit the amount that may be invested in a Cycle Investment.

•  You are not permitted to transfer Contract Value into a Cycle Investment on any day other than a Cycle Start Date.

•  Currently, we allow unlimited transfers without charge among Subaccounts and between the Subaccounts and Cycle Investments during the Accumulation Phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.

•  Currently, we allow you to invest in an unlimited number of Investment Options at one time. However, we reserve the right to limit the number of Subaccounts and/or Cycle Investments in which you may invest at any one time.

•  We reserve the right to limit transfers among Subaccount in circumstances of frequent or large transfers.

•  We reserve the right to remove or substitute the Subaccounts and/or Cycle Investments currently available.

The Cycle Investments; Subaccounts

TAXES	LOCATION IN PROSPECTUS

Tax Implications

•  You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from and payments received under the Contract.

•  If you purchase the Contract through a qualified retirement plan or individual retirement account (IRA), you do not receive any additional tax benefit.

•  Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 1⁄2.

Federal Tax Status

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS

Investment Professional Compensation	Your registered representative may receive compensation for selling this Contract to you in the form of commissions. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency (the degree to which Contracts sold remain in force). Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment. In addition to the foregoing, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.	Distribution of the Contract

Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Tax-Free Section 1035 Exchanges

OVERVIEW OF THE MIDLAND LIVE WELL REGISTERED INDEX-LINKED AND VARIABLE ANNUITY

Q: What is the Contract, and what is it designed to do?

A: The Midland LiveWell Registered Index-Linked and Variable Annuity is designed to enable you to accumulate assets through Cycle Investments and Subaccounts of the Registered Separate Account. The Cycle Investments provide returns linked to the performance of a single specified Index. Each Subaccount invests in one share class of an Investment Portfolio.

The Contract can supplement your retirement income by providing a stream of income during the Income Phase. Before you begin income payments, the Contract also provides a Death Benefit for your designated beneficiaries, which is equal to the Contract Value.

The Contract may be appropriate if you have a long term investment horizon. It is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Subaccounts. Because of the Surrender Charge (which is in effect for many years), and the possibility of income tax and tax penalties on early withdrawals, the Contract should not be viewed as a short-term investment vehicle. In addition, prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value. The Cycle Investment Unit Value will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

For these reasons, your financial goal in acquiring the Contract should focus on a long-term insurance product, offering the prospect of investment growth.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

A: The Contract has two phases: the Accumulation Phase and the Income Phase.

1.	Accumulation Phase

During the Accumulation Phase, subject to certain restrictions, you may apply premium payments to the Contract and allocate the premium payments among:

•

Available Cycle Investments, each which provides a return linked to the performance of a specified Index over a specified Cycle Term. We provide a summary regarding investing in the Cycle Investments immediately following this section in “Summary – Common Questions Related to the Cycle Investments.”

•	Available Subaccounts, each of which invests an Investment Portfolio which has its own investment strategy, investment adviser, expense ratio and returns.

See The Cycle Investment Options for additional information about available Cycle Investments. A list of the Investment Portfolios offered through the Subaccounts appears at the back of this Prospectus in APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT .

2.	Income Phase

During the Income Phase, you may receive annuity payments under the Contract by applying your Contract Value to an annuity payment option. Depending on the income payment option you select, payments may continue for the life of the Annuitant (and the Joint Annuitant, if any) or for a specified period between five and twenty years.

When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract. At this time, the Accumulation Phase will end, and the Death Benefit will terminate.

Q: What are the primary features and options of the Contract?

A.

Contract Types. The Contract is available for purchase as a Non-Qualified Contract for accounts that do not qualify for special federal tax advantages under the Internal Revenue Code and as a Qualified Contract for retirement accounts that qualify for such tax advantages. The Contract does not offer any additional tax benefits when purchased in a retirement account.

B.	Available Investments. You may allocate your Contract Value to one or more Cycle Investments and/or to one or more Subaccounts.

C.

Accessing Your Money. You may make a full or partial withdrawal of your Contract Value at any time before the Maturity Date by submitting a written request to our Customer Service Center. You may also submit requests for partial withdrawals by telephone with prior authorization. The Contract permits you to take a certain amount of withdrawals without incurring a Surrender Charge, which we call the “Free Withdrawal Amount.”

D.

Tax Treatment. You may transfer your Contract Value among Investment Options without tax implications. Returns credited to your Contract are generally tax-deferred and are taxed only when (1) you make a partial or full withdrawal; (2) you receive an Annuity Payment under the Contract; or (3) upon payment of the Death Benefit.

E.	Death Benefit. Your Contract includes a Death Benefit payable to your designated beneficiaries equal to the Contract Value on the date of death.

F.	Additional Features and Services. We make certain optional services available under the Contract at no additional charge:

•

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a Subaccount to any other Subaccount on a regular schedule. This program does not permit Contract Value to be transferred to or from any Cycle Investments.

•

The Automatic Rebalancing Program automatically rebalances your Accumulation Value among your selected Subaccounts in order to restore your allocation to the original level. Contract Value allocated to the Cycle Investments cannot participate.

•

Systematic Withdrawals enable you to automatically withdraw a portion of your Contract Value at a frequency you select. If you chose to take Systematic Withdrawals from a Cycle Investment prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal, including a Systematic Withdrawal, prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.

SUMMARY QUESTIONS RELATED TO THE CYCLE INVESTMENTS

Q: What are Cycle Investments?

A Cycle Investment provides the opportunity to tie your investment to the performance of the Index. Each time you allocate a premium payment and/or Contract Value to a Cycle Investment, you must make the following investment decisions:

•	What Index do I want my investment return to be based on? (Currently, the Contract offers Cycle Investments based on one Index.)
•	How long do I want to tie investment to that Index’s performance?
•	How much and what type of downside investment protection do I want?
•	Is the level of upside investment exposure that is available with my chosen Index, investment timeframe and downside protection sufficient in terms of my financial needs and goals?

Q: What are the elements of a Cycle Investment?

The component parts of a Cycle Investment are as follows:

The Index to which your investment linked.

The period between the Cycle Start Date and the Cycle End Date, or the Cycle Term;

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate.

The maximum rate of return at the end of the Cycle Term, or the Cap Rate.

Q: What Indexes are currently available?

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies, which does not include dividends or distributions.

Q: What Cycle Investments are currently available?

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Cap Rate Threshold
S&P500	1	Floor	-10%	2.5%
S&P500	1	Buffer	-10%	5%
S&P500	3	Floor	-10%	2.5%
S&P500	3	Buffer	-10%	5%
S&P500	6	Floor	-10%	5%
S&P500	6	Buffer	-20%	10%
S&P500	6	Buffer	-30%	7.5%

Q: What is the Floor Rate?

The Floor Rate is a type of downside protection available under the Contract. It is the maximum loss due to negative Index performance that the Contract Owner will absorb over the Cycle Term. You will be protected against loss attributable to negative Index performance in excess of the Floor Rate on the Cycle End Date. Any percentage decline in the Index’s performance reduces the Contract Owner’s Cycle Maturity Value up to a maximum loss of the Floor Rate. For example, if you invest $100,000 in a Cycle Investment with a Floor Rate of 10% and do not take any withdrawals, the most you can lose on the Cycle End Date is $10,000, even if the Index decreases more than 10%. For more detailed examples, see “Appendix C – Cycle Investment Unit Value Examples – Floor Protection – on the Cycle End Date.”

The Floor Rate only applies on the Cycle End Date. This means prior to the Cycle End Date, Midland will not protect you from any losses. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Floor Rate – During the Cycle Term” for examples for how this feature works.

Q: What is the Buffer Rate?

The Buffer Rate is a type of downside protection available under the Contract. It is the amount of the Index’s negative performance from which Midland will protect you on the Cycle End Date. You will be subject to any negative Index performance in excess of the Buffer Rate on the Cycle End Date. For example, if you invest $100,000 in a Cycle Investment with a Buffer Rate of 20% and do not take any withdrawals, on the Cycle End Date the Company will protect you from Index loss up to 20%, or $20,000. You would bear any Index loss in excess of 20%. This means that if the Index decreases 50%, the Company would protect you from the first $20,000 of loss, and you would bear any loss in excess of that amount, or, in this case, $30,000. For more detailed examples, see Appendix C – Cycle Investment Unit Value Examples – Buffer Protection – on the Cycle End Date

The Buffer Rate only applies on the Cycle End Date . This means prior to the Cycle End Date, Midland will not protect you from any losses. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate – During the Cycle Term” for examples of how this feature works.

Q: What is the value of my Cycle Investment during the Cycle Term?

The value of your Cycle Investment is measured in the value of your Units. The Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. In determining the Fair Value during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, including the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and the time remaining until the Cycle End Date.

This means that your Cycle Investment Value on any Business Day could be could be less than your initial investment.

During the Cycle Term, the Cycle Investment Unit Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. Before the Cycle End Date, the value of the Cycle Investment Unit may be lower than the value on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the volatility of the Index price and interest rates also may reduce the Cycle Investment Unit Value before the Cycle End Date.

In addition, the Cycle Investment Unit Value includes the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. The Proportional Cap Rate reduces the Cap Rate based on the time lapsed during the Cycle Term relative to the Cycle Term. This means on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Appendix C – Cycle Investment Unit Value Examples” for examples of how the value of your Cycle Investment is determined during the Cycle Term.

Q: How is my return calculated on the Cycle End Date?

The Cycle Maturity Value is the final Cycle Investment Unit Value for a Cycle investment on the Cycle End Date. The Cycle Maturity Value is calculated based on the Index’s performance over the Cycle Term subject to the Cap Rate, and subject to the Floor Rate (for a Cycle Investment with a Floor Rate Cycle Structure) or the Buffer Rate (for a Cycle Investment with a Buffer Rate Cycle Structure), subject to the full Cap Rate.

The following table describes the maximum amount that may be lost in Cycle Investment Options on the Cycle End Date:

Maximum Cycle Investment Loss on Cycle End Date
-10% Floor	-10% Buffer	-20% Buffer	-30% Buffer
-10%	-90%	-80%	-70%

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	8.0%
State Premium Tax[1]	0% to 3.5%
Transfer Fee[2]	$15
Fair Value Calculation[3] (as a percentage of premium payment)	100%

[1]	State premium tax is based on current resident state and varies by state. If applicable in your state, it is generally payable upon full surrender, death, or the Income Payment Start Date.
[2]

Currently the charge is $0, but we reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract year. If applied, the Transfer Fee would apply both to transfers among Subaccounts and between Subaccounts and Cycle Investments. We will not charge for any transfers of initial or additional premium payments that include allocation instructions to Cycle Investment Options for the next Cycle Start Date.

3

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. In the event of severe market disruption where the value of the financial instruments become worthless, this means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date. See “Valuation of a Cycle Investment” later in this Prospectus, as well as “Fair Value Formulas” in Appendix E.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Investment Portfolio company fees and expenses).

Annual Contract Expenses

Annual Contract Expenses
Base Contract Expenses (as a percentage of average Accumulation Value)[1]	1.35%

[1]

This charge is a percentage of the Accumulation Value in each Subaccount including the Default Account. It does not apply to Contract Value allocated to the Cycle Investments. This annual charge is deducted daily. Once we issue your Contract, current rates for periodic charges are guaranteed for the life of the Contract. We call this charge the Separate Account Annual Expense charge later in this prospectus.

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time you own the Contract. A complete list of Investment Portfolios available under the Contract, including the Default Account, as well as their annual expenses, may be found in “APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” at the back of this Prospectus.

Annual Investment Portfolio Expenses[1] (expenses that are deducted from portfolios assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	Minimum	Maximum
Total annual operating expenses	0.71%	1.06%

[1]

The investment portfolio expenses used to prepare this table were provided to us by the fund company(ies). We have not independently verified such information of unaffiliated investment portfolio options. The expenses are those incurred as of the fiscal year ending December 31, 2020. Current or future expenses may be higher or lower than those shown. These charges do not apply to Contract Value allocated to the Cycle Investments. Because you are not permitted to invest in the Default Account directly, we have not included its fees and expenses in determining the minimum and maximum investment portfolio expenses. If we had, it would represent the least expensive investment portfolio.

Expense Examples

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Investment Portfolio Expenses.

The Example assume that you invest $100,000 in the Subaccounts for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Investment Portfolio Expenses. The Example assumes you do not allocate any Contract Value to the Cycle Investments and there is no Contract Value in the Default Account. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$ 9,301	$11,888	$14,736	$24,001

(2)	If you annuitize your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$2,101	$6,488	$11,136	$24,001

(3)	If you do NOT surrender your Contract:

1 Year	3 Years	5 Years	10 Years
$2,101	$6,488	$11,136	$24,001

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

General Risk of Loss

Investments in the Contract are subject to the risk of loss of principal and previously credited earnings due the negative performance of the Index to which a Cycle is linked or of the Investment Portfolio in which a Subaccount invests.

General Liquidity Risk

The Contract is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. If you are not a long-term investor, this Contract may not be appropriate for you. Each premium Payment is subject to a six year Surrender Charge, which may reduce your Surrender Value below the amount of premium payments you made.

RISKS OF INVESTING IN THE CYCLE INVESTMENTS

Risk of Loss

Investments in Cycle Investments will fluctuate in value based on the performance of the Index. Such losses may be substantial depending on the performance of the Index and the Cycle Investment to which you allocate Contract Value. You will bear the portion of the loss that exceeds the Buffer Rate or the loss up to the amount of the Floor Rate, as applicable. The Floor Rate and the Buffer Rate provide downside protection from negative Index Performance only on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Liquidity Risk

The amount of Cycle Investment Value available for withdrawal on any Business Day is equal to the Cycle Investment Unit Value on that day multiplied by the number of Cycle Investment Units credited to your Contact. Prior to the Cycle End Date, the Cycle Investment Unit Value for each Cycle Investment is based on the Fair Value of the financial instruments that equal the Cycle Investment at maturity. The Fair Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. The Fair Value determination takes into account a variety of factors, including the change in Index value from the Cycle Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the index performance is positive due to the possibility that the index performance could decrease before the Cycle End Date. Changes in the Index volatility and interest rates also may reduce the Cycle Investment Unit Value.

The Cycle Investment Unit Value also reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Withdrawals taken before the Cycle End Date will reduce your Cycle Investment Value dollar for dollar.

Changes to the Cycle Investments

Availability of the Cycle Investments for future Cycle Types are solely at our discretion, and we can change or remove them without Contract Owner consent. You bear the risk that a Cycle Type in which you initially invest will not continue to be available in the future. We reserve the right not to offer any Cycle Investments, and to reject or limit the amount that can be invested in a Cycle Investment. We set Cap Rates at our discretion based on a variety of factors. These rates may change from Cycle Term to Cycle Term and may be less than your initial rates. Contract Owners bear the risk that the rates we set will be less favorable than they find acceptable. We will amend the prospectus should we cease offering Cycle Investments.

In the event that the Index for a Cycle Investment is discontinued, or is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, for future Cycle Investments, we may replace the Index with an available comparable Index, subject to any necessary regulatory filings. If the Index is discontinued, for Cycle Investments that are ongoing, the Cycle Term will end, i.e., we will “mature” it, on the date the Index is discontinued, and we will calculate the Cycle Investment return, positive or negative, based on the Cap Rate and Floor Rate or Buffer Rate, as applicable. See “Replacement of the Index” below for additional information.

Limited Participation in Positive Performance

Any increase in the value of the Contract Owner’s Cycle Investment for any Cycle is limited by the Cycle’s Cap Rate, which could cause the Contract Owner’s Cycle Investment on any Cycle Business Day to be lower than they would otherwise be if the Contract Owner invested, for example, in a mutual fund or exchange-traded fund tracking the same Index. The Cap Rates benefit us because they limit the hedging costs to cover the amount of increase in the Cycle Investment that we may be obligated to pay. We set the Cap Rates at our discretion. Prior to the Cycle End Date the Cycle Investment Unit Value, which determines the amount available for withdrawal, will take into account the Proportional Cap Rate, which may reduce the Cycle Investment Unit Value based on the time remaining until the Cycle End Date relative to the Cycle Term. Generally, Cycle Investments that provide greater protection against negative Index performance through the Floor Rate or Buffer Rate have lower Cap Rates than Cycle Investments with the same Index and Cycle Term that provide less protection.

Cap Rate

The Cap Rate for a Cycle Investment on the Cycle Start Date and will be disclosed on our website www.srslivewellservice.com. Prior to the Cycle Start Date, we will post Indicative Cap Rates every Tuesday before the Cycle Start Date. The Cap Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate for the prior Cycle Term and/or the Indicative Cap Rate. There is a risk that the Cap Rate will be lower than the Index’s rate of return.

We have established a minimum Cap Rate for each available Cycle Investment, which is the Cap Rate Threshold disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate that is equal to or above the applicable Cap Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. If this occurs, there is a risk that allocation of your Contract Value to a different Cycle Investment will be delayed until the following month because a new Cycle Investment can only be established on a Cycle Start Date (i.e., the third Thursday of each month). There is also a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future. Contract Value that you allocate to a Cycle Investment that does not launch will remain in the Default Account until you provide us with alternative allocation instructions.

The Cap Rate applies from the Cycle Start Date to the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. It is not an annual limit. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

We will inform you of the final Cap Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap Rate is not satisfactory to you, you will be eligible to “bailout” of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you must notify us within 10 business days from the day we send you notice of the final Cap Rate(s). When you do so, you must instruct us where to reallocate your investment. Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges. If you do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See “Transfers out of a Cycle Investment” and “Withdrawals from Cycle Investments” for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

On each Cycle Business Day, other than the Cycle Start Date and Cycle End Date, we determine the Cycle Investment Unit Value for a Cycle Investment by reference to a Fair Value. The Fair Value of a Cycle Investment reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term, subject to the Proportional Cap Rate, but without regard to the Floor Rate or the Buffer Rate, as applicable. We contract with Fair Value Calculation Agents to determine the Fair Value of a Cycle Investment based on a variety of factors such as the change in the Index Value from the Cycle Start Date, implied volatility of the Index, interest rate changes, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is determined based on the economic value of a hypothetical financial investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The formula is based on the value of each of these financial instruments and is determined by a Fair Value Calculation Agent using standard financial industry calculations. This means the Fair Value of a Cycle Investment before the Cycle End Date could be different than the performance of the reference Index during the calculation period. For more information on the formula used to calculate Fair Value, see “Valuation of a Cycle Investment – Cycle Value Unit Value – During the Cycle Term.”

Midland National will publish the Cycle Investment Unit Values each Business Day on its website: www.srslivewellservice.com. For more information and to see how Fair Value and Cycle Investment Unit Value are calculated, see “Appendix C – Cycle Investment Unit Value Examples” and “Investing in the Cycle Investments” section below.

Risk Associated with Indices

The value of the Contract Owner’s Cycle Investment is dependent on the performance of the reference Index. The performance of the Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indices may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause the Contract Owner to lose money. The historical performance of the Index does not guarantee future results. It is impossible to predict whether the Index will perform positively or negatively over the course of a Cycle Term.

While it is not possible to invest directly in the Index, if the Contract Owner chooses to allocate amounts to a Cycle Investment, the Contract Owner is indirectly exposed to the investment risks associated with the referenced Index. Because each Index is comprised or defined by a collection of equity securities, each Index is largely exposed to market risk and issuer risk. Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer’s securities may decline for reasons directly related to the issuer, as opposed to the market generally. Over time, we may also change the Indices to which the Cycle Investments are linked. Below is a summary of important investment risks to which each Index is exposed. For more information, see “Additional Information about the Indices” later in this prospectus.

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500® Price Return Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. The S&P 500® Price Return does not include dividends or distributions.

We reference the S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a price appreciation index that does not include dividends or distributions, so the index performance does not reflect dividends or distributions paid on the securities comprising the Index. The calculation of the Index performance for a Cycle Investment, therefore, will not reflect the full investment performance of the underlying securities.

No Rights in the Securities Underlying the Index

A Cycle Investment does not involve investing in the associated Index nor in any securities included in that Index. As a result, Contract Owners will not have voting rights, rights to receive cash dividends or other distributions or other rights that holders of securities comprising the indexes would have. We calculate the increase in value of Cycle Investment without taking into account any such distributions or dividends paid.

Replacement of the Index

If the Index is discontinued, we reserve the right to replace it with an alternative index for future Cycle Investments. We will give at least a 30 day notice of the change, unless the Index provider gives us less than 30 days notice, in which case we will give you notice as soon as practicable at our discretion. We will attempt to choose a replacement index that has a similar investment objective and risk profile to the S&P 500 Price Return index (Bloomberg Ticker: SPX). If we replace the Index, any future Cycle Investments will be available with the same Cap Rate Threshold, Floor Rate and Buffer Rate features. In addition, in the event the Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments. You bear the risk that the replacement index may not be acceptable to you. If the replacement index is not acceptable to you, there is a risk that you will have no Cycle Investments to invest in.

Due to the possibility that the Index may be discontinued, we cannot guarantee that the Index will remain available through the end of a Cycle Term. In the event the Index is discontinued, we will terminate the Cycle Investment, as described below.

If the S&P 500 Price Return Index were to be discontinued, we will end, or mature, the Cycle Term before its scheduled Cycle End Date as of the date of the most recently available closing value of the Index before its discontinuance. We will use that closing value to calculate the Cycle Investment return, positive or negative, through that date. We will apply the Index performance as of that date subject to the Cap Rate and the Floor or Buffer Rate, as applicable. For example, if the Index was up 12% at the time we matured the Cycle and the Cap Rate was 8%, we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with a -10% Floor Rate, we would credit a -10% negative return to you Cycle Investment Value. We would provide notice about ending the Cycle, as soon as practicable and ask for instructions on where to transfer your Cycle End Date value. If you do not provide us with instructions, your Cycle End Date value will be transferred to the Default Account and will remain there until you provide us with alternative allocation instructions.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount.

RISKS OF INVESTING IN THE SUBACCOUNTS

Risk of Loss

You bear the risk of any decline in the Accumulation Value of your Subaccounts resulting from the performance of the Investment Portfolios you have chosen. The Accumulation Value could decline very significantly, and there is a risk of loss of the entire amount invested. This risk varies with each Investment Portfolio. The investment risks are described in the prospectuses for the Investment Portfolios.

OTHER GENERAL RISKS OF INVESTING IN THE CONTRACT

Financial Strength of Midland National

Midland National is solely responsible for all guarantees provided under the Contract, including without limitation values calculated for the Cycle Investments, the Death Benefit and any annuity payments. Our General Account assets, which support these guarantees and payments are subject to the claims of our creditors. As such, the guarantees and payments are subject to our financial strength and claims paying ability and, therefore, to the risk that we may default on the guarantees and payments. For information on our financial condition, please review our financial statements included in this prospectus. Additional information about our business and operations is set forth in “Midland National Life Insurance Company”, later in this prospectus.

Adverse Tax Consequences

Certain transactions (including, but not limited to, withdrawals and surrenders) may lead to a taxable event. If you purchase the Contract through a tax advantaged retirement account, distributions received before you attain age 59 1⁄2 may be includible in income and subject to a 10% penalty tax. If you take a withdrawal from a Non-Qualified Contract, any earnings before you attain age 59 1⁄2 may be included in income and subject to a 10% penalty tax in addition to ordinary income tax. In addition, existing tax laws that benefit this Contract may change at any time.

Premium Payment Risk

Your ability to make subsequent premium payments is subject to restrictions. We reserve the right to refuse any premium payment, to further limit your ability to make subsequent premium payments with advance notice, and require our prior approval before accepting premium payments. There is no guarantee that you will always be permitted to make premium payments. If we refuse and/or limit your premium payments, your ability to increase your Contract Value will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

Minimum Contract Value Risk

The minimum amount that can be left in the entire Contract after a withdrawal is $1,000.00. The entire Contract will be closed and the balance will be distributed to the Contract Owner if a withdrawal causes the Contract Value to drop below $1,000.00.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our insurance business activities. Because our insurance business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.

Cybersecurity risks may also affect the Indices and the Investment Portfolios in which the Subaccounts invest. Breaches in cybersecurity may cause the performance of the Index or Investment Portfolio to be calculated incorrectly, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index or the performance of any Investment Portfolio, Breaches in cybersecurity may also negatively affect the value of the securities or other investments that comprise or define the Index or in which a portfolio invests.

Catastrophic Events

Catastrophic events such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

THE LIVE WELL REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

The Live Well Registered Index-Linked and Variable Annuity Contract is a flexible premium deferred registered index and variable annuity that is designed to aid in long-term financial planning for retirement or other savings needs. It is available for purchase as a Non-Qualified Contract, as well as through Individual Retirement Accounts (“IRAs”), including Traditional IRAs and Roth IRAs.

The prospectus and the Statement of Additional Information (SAI) describe all material terms and features of the Contract. Certain non-material provisions of your Contract may be different than the general description in this prospectus and the SAI because of legal requirements in the state in which you purchased the Contract. Any such variation will be included in your Contract. All material state variations are described in this prospectus. You may also contact your registered representative or our Customer Service Center for additional information about Contract variations applicable to your state. A summary of such material state specific variations is included in APPENDIX B– STATE VARIATIONS at the back of this prospectus.

PURCHASING THE CONTRACT

Any person wishing to purchase a Contract must submit an application form and an initial premium payment of at least $25,000. The sale must take place through a representative who is licensed, registered and authorized to sell the Contract. The maximum Issue Age for the Contract is 85years.

If your application is complete and in Good Order (see “Administrative Procedures”), we will accept or reject it within two Business Days of receipt. If the application is incomplete, we will attempt to complete it within five Business Days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then we will inform you of the reason for the delay and the premium payment will be returned unless you let us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of our General Account and is subject to claims of our general creditors) until your Contract is issued or your premium is refunded.

You may allocate your premium payments among the Subaccounts and/or Cycle Investments available in the Contract. Because Cycle Investments only start on the third Thursday of each month, any amount of your initial premium payment and any subsequent premium payments that you wish to allocate to an upcoming Cycle Investment will be held in the Default Account until the Cycle Start Date.

We will allocate your initial premium payment according to your instructions when we receive it or accept your application (whichever is later) at our Customer Service Center before the New York Stock Exchange closes for regular trading (generally, 3:00 p.m. Central Time). If we receive your initial premium payment or accept your application (whichever is later) after the close of regular trading on the New York Stock Exchange, for investments in the Subaccounts, we will credit Accumulation Units at the Accumulation Unit Value determined at the close of the next Valuation Period.

All premium payments that you allocate to any Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions. Cycle Investments begin on the third Thursday of each month. If the third Thursday of the month is not a Business Day, the Cycle Investments will launch on the next Business Day.

There may be delays in our receipt of applications that are outside of our control because of the failure of the selling registered representative to forward the application to us promptly, or because of delays in their broker dealer determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your premium payment is allocated among the Subaccounts and the Cycle Investments.

Right to Cancel

You may cancel your Contract within the ten (10) day Right to Cancel period (also called the “Free Look Period”). We deem the Right to Cancel period to expire 10 days after you have received your Contract. Some states and circumstances may provide you with a longer Right to Cancel period. To cancel your Contract, you need to return your Contract and any other documentation that we may require, in Good Order, to the registered representative who sold it to you or to our Customer Service Center. If you cancel your Contract, regardless of whether it is a Qualified Contract or a Non-Qualified Contract, then we will return:

•	The Contract Value (which may be more or less than the premium payments you paid), or

•	If greater and required by law, your premiums paid minus any partial withdrawals.

Whether you receive your Contract Value or adjusted premium payment, we do not deduct surrender charges when you exercise your Right to Cancel during the Right to Cancel period.

If we return the Contract Value, the amount you receive will reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. Contract Value that is allocated to the Cycle Investments will be based on the Cycle Investment Unit Value at the time, which, if prior to the Cycle End Date, is based on the Fair Value and the Proportional Cap Rate, if applicable, and does not provide the protection of the Floor Rate or Buffer Rate.

If we return the premiums paid minus any partial withdrawals, the amount you receive will not reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. If you allocated Contract Value to the Cycle Investments, the amount due to you is not based on the Cycle Investment Unit Value at the time. The amount you receive will only be reduced to the extent you took any partial withdrawals before exercising your Right to Cancel.

Tax-free Section 1035 Exchanges

You can generally exchange one non-qualified annuity Contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuity contracts carefully. Remember that if you exchange another annuity contract for the one described in this prospectus, you might have to pay a surrender charge on your old annuity contract, there may be a surrender charge on this Contract, and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). If you purchase the Contract in exchange for an existing annuity contract from another company, we may not receive your premium payment from the other company for a substantial period of time after you sign the application and send it to us, and we cannot credit your premium to the Contract until we receive it.

If you are considering a partial exchange of an annuity Contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Revenue Procedure 2011-38: (1) the period of time after which cash can be withdrawn from either Contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new Contract.

You should consult with and rely upon a tax adviser if you are considering a Contract exchange.

ADDITIONAL PREMIUM PAYMENTS

You may make additional premium payments at any time after the Free Look Period and prior to Annuitization in any amount of $1,000 or more, within certain limits and subject to our right to refuse any premium payments. By current Company practice, we will also accept additional payments via automatic bank draft in amounts of $100 or more per month. Unless you receive approval from us, the maximum amount of premium you may pay into this Contract prior to the Maturity Date is $2,000,000. In addition, an initial or additional premium that would cause the Contract Value or total value of all annuity contracts that you maintain with Midland National to exceed $5,000,000 requires our prior approval. We calculate this limit for each Annuitant or Owner based on all active annuity contracts.

Additional premium payments to Subaccounts will be credited as of the end of the Valuation Period in which they are received by us, in Good Order. Because Cycle Investments only start every third Thursday, any amount of your additional premium payments that you wish to allocate to an upcoming Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions.

We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler’s checks, money orders), and we reserve the right to accept or reject any premium payment or form of payment. If we exercise our right to reject or place limitations on the acceptance and allocation of additional premiums, you may be unable or limited in your ability to increase your Contract Value through additional Premium payments, which, in turn, will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

You may mail premium payments by regular mail to Midland National Life Insurance Company at P.O. Box 9261 Des Moines, IA 50306-9261 or by overnight delivery service to 8300 Mills Civic Pkwy, West Des Moines, IA 50266-3833.

Allocation of Premium Payments

You will provide premium payment allocation instructions in your application for the Contract. These instructions will dictate how we allocate your additional premium payments. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in your application will apply to all additional premium payments, unless you change your allocation instructions by providing us with written instructions. We reserve the right to limit the number of Cycle Investments and Subaccounts to which you may allocate your premium payments or transfer your Contract Value.

Changing Your Premium Payment Allocation Instructions

You may change your allocation instructions by submitting a written request to our Customer Service Center that provides new allocation instruction in whole numbers from 0 to 100, the sum of which must equal 100. We may allow other means to make this type of request with proper authorization and verification. Changes to allocation instructions will apply to premium payments received as of the date we receive your request at our Customer Service Center. Changing your allocation instructions will not affect how your existing Contract Value is allocated among the Investment Options. When the Dollar Cost Averaging (DCA) program is in effect, the DCA allocation percentages will apply to any premium payments received unless you specify otherwise. (See “Dollar Cost Averaging” later in this prospectus.

THE CYCLE INVESTMENT OPTIONS

Available Cycle Investments. We currently offer the following Cycle Investments:

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Cap Rate Threshold
S&P500	1	Floor	-10%	2.5%
S&P500	1	Buffer	-10%	5%
S&P500	3	Floor	-10%	2.5%
S&P500	3	Buffer	-10%	5%
S&P500	6	Floor	-10%	5%
S&P500	6	Buffer	-20%	10%
S&P500	6	Buffer	-30%	7.5%

Over time, we may add and/or remove the Cycle Investments offered for new Cycle Terms. If we do so, we will amend this Prospectus.

Features of a Cycle Investment

The key features of a Cycle Investment are:

•	the Index to which it is linked;

•	the Cycle Term, which is the period between Cycle Start Date and Cycle End Date;

•

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate; and

•	the maximum positive rate of return at the end of the Cycle Term, which is the Cap Rate (subject to the Cap Rate Threshold set forth in the table above).

The Index. We currently offer Cycles Investment linked to the following Index (the “Index”):

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a price return index based on the market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies that does not include dividends or distributions.

The Index involves risks, including the risk of loss of principal and previous earnings. See “Principal Risks of Investing in the Contract” earlier in this Prospectus for more information.

Cycle Terms. A Cycle Term begins on the Start Date and ends on the Cycle End Date. We currently offer Cycle Terms of 1, 3 and 6 years for Cycle Investments with a Floor Rate described below and Cycle Terms of 1, 3, and 6 years for Cycle Investments with a Buffer Rate described below.

Floor Rate. The Floor Rate is the maximum loss you will incur due to negative Index performance for the Cycle Term. We currently offer a Floor Rate of -10% for Cycle Investments linked to each available Index, but may offer the same or different rates in the future for newly offered Cycle Investment options.

The Floor Rate provides Contract Owners protection against negative Index performance greater than the selected Floor on the Cycle End Date. For example, a Floor Rate of -10% means the rate of return on a Cycle Investment would not fall below -10% if held through the end of the Cycle Term.

Example 1: If the performance of the Index at the end of a 1-year Cycle Term is -15%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -10%. In this Example, the -10% Floor Rate applies, and Midland National bears the risk of any loss due to negative Index performance below -10%.

Example 2: If the performance of the Index at the end of a 1-year Cycle Term is -5%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -5%. In this Example, the -10% Floor Rate does not apply because the return on the Cycle Investment is higher. The Contract Owner bears negative index performance down to -10%.

Buffer Rate. The Buffer Rate is the maximum amount of negative Index performance that the Company will protect you from on the Cycle End Date, and you will bear any negative Index performance in excess of the Buffer Rate. We currently offer Buffer Rates of -10%, -20% and -30% for Cycles linked to each available Index, but may offer the same or different rates in the future for newly offered Cycle Investment options.

Different Buffer Rates enable Contract Owners to select different levels of protection against potential losses due to negative Index performance. For example, a Buffer Rate of -20% means that Midland National will absorb negative Index performance up to -20%. The Contract Owner bears the loss to the extent negative Index performance exceeds -20%.

Example 1: If the Index performance on the Cycle End Date is -15% and a Buffer Rate selected is -20%, the return on the Cycle Investment would be 0%. In this example, the Buffer Rate would apply, and Midland National would protect you from all of the negative index performance.

Example 2: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -10%, the return on the Cycle Investment would be -5%. The Buffer Rate would apply, and Midland National would absorb negative Index performance of -10%. The Contract Owner bears the loss to the extent negative Index performance –exceeds 10%.

Buffer Rates do not limit the Contract Owner’s loss to a particular amount. A Cycle Investment with a Buffer Rate of -10% could experience a loss equal to -90%, and a Cycle Investment with a Buffer Rate of -20% could experience a loss equal to -80%. This means that selecting a Cycle Investment with a Buffer Rate could result in a large losses during periods of steep declines in the stock market.

The Floor Rate and the Buffer Rate only apply on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Neither the Floor Rate nor the Buffer Rate will apply to any partial or full withdrawals of a Cycle Investment prior to the Cycle End Date, which means that you will not have any guaranteed downside protection on these withdrawals during the Cycle Term.

Example 1: If you invest $100,000, and the Floor Rate -10% is selected, but you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $8, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -20%, the Floor Rate would not apply and you could incur the full loss of -20%, or $20,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

Example 2:    If you invest $100,000, and the Buffer Rate -20% is selected, and you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $9, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -10%, the Buffer Rate would not apply and you could incur the full loss of 10%, or $10,000. In this example, your loss could be equal the full amount of the Cycle Investment Unit Value decline of 10%, or $10,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

Cap Rate. The Cap Rate is the maximum rate of return on a Cycle End Date and it limits participation in positive Index performance. This means that the return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Investment Cycle End Date is higher.

Example 1. If the performance of the Index at the end of a 3-year Cycle Term is 10%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be limited to 8%, which is the Cap Rate.

Example 2. If the performance of the Index at the end of year of a 3-year Cycle Term is 5%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be the full 5% because it is below the Cap Rate.

The return on a Cycle Investment is measured from the Cycle Start Date through the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

Please note, generally the higher the Floor Rate you select, the higher the Cap Rate we will offer. For example if the Floor Rate is increased from 10% to -20%, the Cap Rate would increase. In general, the lower the Buffer Rate you select, the higher the Cap Rate we will offer. For example if the Buffer Rate is decreased from -20% to -10%, the Cap Rate would increase. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate, giving you more exposure to upside potential.

Investing in the Cycle Investments

Subject to our right not to offer any Cycle Investments, we will launch new Investment Cycles on the third Thursday of every month. If the third Thursday of the month is not a Business Day, we will launch the new Investment Cycles on the next Business Day.

Thirty Business Days prior to any Cycle Investment Start Date, we will post information on-line about the Cycle Investments scheduled to start next. The notice, which will be posted on the Midland National’s website at www.srslivewellservice.com and will include the following information for each available Cycle Investment:

1)	Index, Cycle Term, and Floor Rate or Buffer Rate, as applicable;

2)	Start Date and Cycle End Date;

3)	Indicative Cap Rate (which will be updated every Tuesday before the Cycle Start Date);

4)	Instructions for completing investment allocation instructions for the new Cycle Investments deadline.

The final Cap Rate for a Cycle Investment will be declared on the Cycle Start Date and will be disclosed on our website www.srslivewellservice.com as of that day. Prior to the Cycle Start Date, we will post Indicative Cap Rates every Tuesday before the Cycle Start Date. The Cap Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate for the prior Cycle Term and/or the Indicative Cap Rate.

We have established a minimum Cap Rate for each available Cycle Investment, which is the Cap Rate Threshold disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate that is equal to or above the applicable Cap Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. There is a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future.

We will inform you in writing, or electronically, if applicable, of the final Cap Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap Rate is not satisfactory to you, you will be eligible to “bailout” of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you must notify us within 10 business days from the day we send you notice of the final Cap Rate(s). When you do so, you must instruct us where to reallocate your investment. If you want to exercise your right to bailout out you can do so by contacting us by telephone at 866-747-3421 or by e-mail at Securities@SFGMembers.com. If you do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See “Transfers out of a Cycle Investment” and “Withdrawals from Cycle Investments” for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges.

If you have a maturing Cycle Investment, we will mail you this notice, or, if applicable, deliver it electronically. For more information, see “Cycle End Date Payments; Rollovers” below in this section.

To invest in a new Cycle Investment, you must submit your allocation instructions no later than the close of the Business Day prior to the Cycle Start Date. Your allocation instructions must specify:

1)	the Cycle Investment(s) you select for investment; and

2)

the amount and source of Contract Value to be allocated to the Cycle Investment(s), i.e., additional premium payments, amounts allocated to Investment Portfolios Available Under the Contract Investment Options or proceeds from a Cycle maturing prior to the applicable Cycle Start Date,

All transfers of Contract Value to the Cycle Investments will be placed in the Default Account one Business Day prior to the Cycle Start Date. All allocations of premium payments to the Cycle Investments will be placed in the Default Account upon allocation to the Contract and held there until the Cycle Start Date. On the Cycle Start Date, we will then reallocate the amounts to the designated Cycle Investment(s) This includes initial premiums, additional premium payments, transferred Contract Value from the Subaccounts and rollovers from maturing Cycle Investments.

Depending on market and business considerations, we may determine not to offer a Cycle Investment on a Cycle Start Date and may reject or limit the amount allocated in a Cycle Investment at our sole discretion at any time until the end of the Business Day on the Cycle Start Date. We may choose not to offer any Cycle Investment for any period or we may decide to cease offering Cycle Investments. If we decide to cease offering Cycle Investments, each outstanding Cycle Investment will continue until its respective Cycle End Date.

If you do not provide us with allocation instructions, or we do not timely receive your allocations instructions, or if the Cycle Investment you have selected is not available on the Cycle Start Date, your Contract Value will be invested in the Default Account until you provide us with alternative allocation instructions in Good Order.

The Default Account. The Default Account is the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

The Cycle Start Date. We establish the Cap Rate for a new Cycle Investment on the Cycle Start Date in our sole discretion based on a variety of factors. The Cap Rate we establish may be different from the Indicative Cap Rate on our website and in the Notice, if you are already a Contract owner invested in a Cycle Investment. You will not know the final Cap Rate until the Cycle Start Date, at which point it will be posted on our website, srslivewellservice.com. You will also be notified by mail or electronically, as applicable. The following table sets forth the Cycle Investments that are currently available.

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Cap Rate Threshold
S&P500	1	Floor	-10%	2.5%
S&P500	1	Buffer	-10%	5%
S&P500	3	Floor	-10%	2.5%
S&P500	3	Buffer	-10%	5%
S&P500	6	Floor	-10%	5%
S&P500	6	Buffer	-20%	10%
S&P500	6	Buffer	-30%	7.5%

You may invest in a Cycle Investment only on the Cycle Start Date. You may not make any additional investments in a Cycle Investment after it has launched.

Cycle Investment Value

The value of a Cycle Investment is measured in terms of the number of Cycle Investment Units credited to the Contract upon investment in the Cycle Investment and the Cycle Investment Unit Value of such Units. The Cycle Investment Unit Value on the Cycle Start Date of each Cycle Investment will be $10.00. The number of Cycle Investment Units credited to the Cycle Investment is determined by dividing the amount invested in the Cycle Investment divided by the Initial Cycle Investment Unit Value of $10.00.

In determining the Fair Value of a Cycle Investment Unit during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, such as the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. During the Cycle Term, the Cycle Investment Unit Value will also take into account the length of time since the Cycle Start Date and will reflect the Proportional Cap Rate, if applicable, but the Floor Rate or Buffer Rate will not apply.

During a Cycle Term, the Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. The Cycle Investment Unit Value may also be reduced by changes in Index volatility and interest rates.

The Proportional Cap Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Cap Rate. The Proportional Cap Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example: The Cap Rate of a six-year Cycle Investment is set at 5%. After three years, you take a full withdrawal from the Cycle Investment. The Proportional Cap Rate would be 3/6 of the Cap Rate of 5%, or 2.5%. This means that the maximum increase in the Cycle Investment Unit Value is 2.5% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.25 = $10.00 * (1+2.5%). The maximum return that you will receive at the time of your withdrawal would not be greater than 2.5%, even if the Index return were higher.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A FLOOR RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Cycle Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the Fair Value / number of Cycle Investment Units.

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = { Initial Cycle Investment Unit Value } x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assumes 100,000 Cycle Investment units and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Floor not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,100,000 / 100,000 = $11.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.00, $10.27} = $10.27, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 – Index decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value is $900,000.

(A) The fair value per Cycle Units outstanding Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00, which is a 10% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 10% = (1 - $9.00 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 3 - Index decreases 60% : A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $880,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.27} = $8.80, which is a 12% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 12% = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 4 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,160,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,160,000 / 100,000 = $11.60

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.60, $11.37} = $11.37, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 5 – Index Decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 600 (40% loss) 750 days after the Cycle Start Date. The Fair Value is $930,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $930,000 / 100,000 = $9.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.30, $11.37} = $9.30, which is a 7% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 7% = (1 - $9.30 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 6 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $920,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.20, $11.37} = $9.20, which is a 8% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 8% = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,055,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,055,000 / 100,000 = $10.55

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$10.55, $10.24} = $10.24, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 40%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value is $880,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.24} = $8.80, which is a 12% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 12% = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 9 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $850,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $850,000 / 100,000 = $8.50

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$8.50, $10.24} = $8.50, which is a 15% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 15% = (1 - $8.50 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 10 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,323,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,323,000 / 100,000 = $13.23

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.23, $13.20} = $13.20, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 11 — Index decreases 40%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 600 (40% loss) 2,000 days after the Cycle Start Date. The Fair Value is $925,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $925,000 / 100,000 = $9.25

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.25, $13.20} = $9.25, which is a 7.5% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 7.5% = (1 - $9.25 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 12 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $920,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.20, $13.20} = $9.20, which is a 8% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 8% = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = { Initial Cycle Investment Unit Value } x {1 + ( Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assumes 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,290,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,290,000 / 100,000 = $12.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.90, $10.48} = $10.48, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $490,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $490,000 / 100,000 = $4.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$4.90, $10.48} = $4.90, which is a 51% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 51% = (1 - $4.90 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% index loss – 10% Buffer Rate).

Example 3 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,380,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,380,000 / 100,000 = $13.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.80, $12.40} = $12.40, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 4 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $510,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $510,000 / 100,000 = $5.10

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$5.10, $12.40} = $5.10, which is a 49% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 49% = (1 - $5.10 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 50% = (60% index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,130,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,130,000 / 100,000 = $11.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.30, $10.21} = $10.21, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $630,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $630,000 / 100,000 = $6.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$6.30, $10.21} = $6.30, which is a 37% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 37% = (1 - $6.30 / $10.00) x 100%. The Buffer Rate of -30% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 30% = (60% index loss – 30% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,320,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,320,000 / 100,000 = $13.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.20, $12.74} = $12.74, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $720,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $720,000 / 100,000 = $7.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$7.20, $12.74} = $7.20, which is a 28% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 28% = (1 - $7.20 / $10.00) x 100%, the Buffer Rate of -30% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 30% = (60% index loss – 30% Buffer Rate).

For more information, see “Valuation of a Cycle Investment”.

Transfers out of a Cycle Investment

You may transfer all or a portion of your Cycle Investment Value out of a Cycle Investment on any Business Day. If you transfer from a Cycle Investment during the Cycle Term prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. This means that if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including transfers to the Subaccounts, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

You may transfer into a Subaccount on any Business Day and/or into another Cycle Investment on the Cycle Start Date. If you transfer to another Cycle Investment, we will move your transferred Contract Value into the Default Account one Business Day prior to the Cycle Start Date. You may also request that all or part of any withdrawal amount be reallocated to an upcoming new Cycle Investment or to one or more Subaccounts available under the Contract.

For proceeds from maturing Cycles, if you do not provide transfer instructions in Good Order, we will allocate the Cycle Investment Value to the next new Cycle Investment of the same Cycle Type. If such a new Cycle Investment is not available, we will allocate the Cycle Investment Value to the Default Account.

Withdrawals from Cycle Investments

To withdraw money from a Cycle Investment, you must send us a Written Request containing the pertinent details of the withdrawal request, including the amount of the withdrawal and the Cycle Investment(s) from which to make the withdrawal (“withdrawal request”). Unless we receive specific instructions from you, we will deduct all requested withdrawals pro-rata from the Subaccounts until your Accumulation Value is exhausted. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request. The minimum partial withdrawal amount is $1,000. Required Minimum Distributions (“RMDs”) are not subject to this minimum. A Surrender Charge will generally apply to amounts withdrawn in excess of the Free Withdrawal Amount.

We will process withdrawal requests that we receive by the end of the Cycle Investment Business Day using that day’s Cycle Investment Unit Value. For withdrawal requests we receive after the end of the Cycle Investment Business Day, we will use the Cycle Investment Unit Value for the next Cycle Investment Business Day. The number of Cycle Investment Units withdrawn from the Cycle Investment will equal the withdrawal amount divided by the Cycle Investment Unit Value on the close of the Business Day on which the withdrawal is processed.

We will pay the withdrawal amount to the Contract Owner no later than seven days after the Cycle Investment Business Day on which we received the Written Request, subject to our right to defer payment discussed below.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

Required Minimum Distributions. Unless we receive instructions from you, we will deduct all RMDs pro-rata from the Subaccounts until your Accumulation Value is exhausted, then from the Cycle Investments on a pro-rata basis. You may instruct us to take RMDs from all Investment Options - all Investment Portfolios Available Under the Contract Investment Options and all Cycle Investments – on a pro-rata basis. If you take an RMD from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Cycle Investment Unit Value will be limited by the Proportional Cap Rate, but the Floor Rate or Buffer Rate will not apply.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including an RMD, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

A withdrawal taken to satisfy an RMD is not subject to the deduction of a Surrender Charge. See “Charges, Fees and Deductions – Surrender Charge”.

Deferral of Payment. We may defer payment of any withdrawal proceeds or other payment from a Cycle Investment if, due to the closing or other disruption of financial markets or exchanges or other circumstances beyond the Company’s control, the Company is unable to settle the necessary transactions prudently as reasonably determined by the Company. See “Payment of Contract Proceeds”. Payments may be deferred for up to six months if the insurance regulatory authority of the state in which the Contract is issued approves such deferral.

Cycle End Date Payments; Rollovers

Thirty Business Days before the Cycle End Date, we will send you a Cycle Investment Maturity Notice that alerts you to the pending Cycle End Date and provides instructions on how to direct us to allocate the proceeds of a maturing Cycle Investment. At least one Business Day before the Cycle End Date, you may provide written instruction directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment or to the Subaccounts, either based on the current allocation instructions or new allocation instructions. If you do not notify us we will allocate your proceeds as follows:

1)	For maturing Cycle Investments, we will invest the proceeds in a new Cycle Investment of the same Cycle Type;

2)	If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account.

We will pay proceeds of the Cycle Investment on the Cycle End Date.

Additional Information About the Indices

S&P 500 Price Return Index (Bloomberg Ticker: SPX). The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

See “Appendix D - Index Disclaimers” for important information regarding the Indices.

Replacement of the Index

In the event the Index for a Cycle Investment is discontinued, we may replace the Index with an available comparable Index for future Cycle Investments.

In addition, in the event the Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments.

If the Index is discontinued, for Cycle Terms that are ongoing, we will end, i.e., mature, the Cycle Term on the date the Index is discontinued, and calculate the Cycle Investment return based on the Cap Rate and Floor Rate or Buffer Rate, as applicable.

If we stop offering the Index for future Cycle Investments for any reason other than the Index is discontinued, any ongoing applicable Cycle Investments will continue until their Cycle End Date. This means we will not will not mature a Cycle Investment before its Cycle Ends Date if Index that has not been discontinued.

In replacing the Index for future Cycle Investments, we would attempt to choose a new Index that has a similar investment objective and risk profile to the original Index. The selection criteria for a suitable alternative Index may include the following:

1.

There is a sufficiently large market in exchange traded and/or over-the counter options, futures, and similar derivative instruments based on the index to allow the Company to hedge fluctuations of the Index Value.

2.	The Index is recognized as a broad-based Index for the relevant market; and

3.	The publisher of the Index allows the Company to use the Index and other materials for a reasonable fee.

For example, if the S&P 500 Price Return index is discontinued, we will mature the Cycle Investments as of the date of the most recently available Index closing value. We will use that closing value to calculate the return through that date. We will apply the return calculated on that date in the same way we apply the return calculated on the Cycle End Date for Cycle Investments that are not terminated early. This means we will apply the Cap Rate and Downside Protection, as applicable. For example, if the Index was up 12% at the time we matured the Cycle and the Cap Rate was 8%, we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with -10% Floor Rate, we would credit -10%. We would provide notice about maturing the Cycle that is terminated early, as soon as practicable and ask for instructions on where to transfer your Cycle Investment Value.

We will give at least a 30 day notice of any change, unless the Index provider itself gives us less than 30 days’ notice, in which case we will give you notice as soon as practicable.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount or to a Cycle Investment on the next Cycle Start Date, if available.

Contract owners are always permitted to transfer to the Subaccounts and may not invest in Cycles that have already commenced.

Valuation of a Cycle Investment

The amount invested in a Cycle Investment by the Contract Owner is the Cycle Investment Value. As of any Cycle Business Day, the Cycle Investment Value is measured by the number of Cycle Investment Units credited to the Contract multiplied by the Cycle Investment Unit Value, each as of that Cycle Business Day. The Cycle Investment Value will reflect withdrawals and fluctuations in the Cycle Investment Unit Value.    ON ANY CYCLE BUSINESS DAY AFTER THE CYCLE START DATE, THE CONTRACT OWNER’S CYCLE INVESTMENT VALUE MAY BE LESS THAN THE AMOUNT INITIALLY INVESTED. The Cycle Investment Value is reduced by the dollar amount of all withdrawals.

Cycle Investment Unit

The number of Cycle Investment Units initially credited to the Contract is calculated by dividing the amount allocated to the Cycle Investment on the Start Date by $10.00. The number of Units credited to the Contract will be reduced by withdrawals made prior to the Cycle End Date based on the amount withdrawn and the Cycle Investment Unit Value at the time of the withdrawal.

Example. A withdrawal of $10,000 is requested from a Cycle Investment prior to the Cycle End Date. At the time of the request, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000. After the withdrawal the total Cycle Investment Value is $90,000 = $100,000 - $10,000 (withdrawal). The number of Cycle Investment Units after the withdrawal is 9,000 = 10,000 - $10,000(withdrawn) / $10(Cycle Investment Unit Value).

Cycle Investment Unit Value

For each Cycle Investment, we will establish the Cycle Investment Unit Value on the Start Date, and calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date. The methods used to calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date are different.

On the Start Date. For each Cycle Investment we establish an Initial Cycle Investment Unit Value at $10.00 on the Cycle Start Date.

During the Cycle Term. For each Cycle Investment, we determine the Cycle Investment Unit Value as of each Cycle Business Day based on its Fair Value and the Proportional Cap Rate. The Buffer Rate and Floor rate do not apply.

We have contracted with IHS Markit, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit.

The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Cycle Business Day. The Fair Value reflects the current value of certain financial instruments. These financial instruments are intended to provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate and subject to the Floor Rate or Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations.

On each Business Day prior to the Cycle’s End Date, we will use the Fair Value for each Cycle, as provided by the Fair Value Calculation Agent, to calculate the Fair Value per Cycle Investment Unit outstanding. This value is then compared to the Cycle Investment’s Proportional Cap Rate. The Cycle Investment Unit Value for that Business Day is the lesser of the Fair Value per Cycle Investment Unit outstanding and the Cycle Investment’s Proportional Cap Rate, which is the greatest possible Cycle Investment Unit Value.

See “Appendix E – Fair Value Formulas” for more detailed information about how the Fair Value Calculation Agent determines the Fair Value. See “Appendix C– Cycle Investment Unit Value Examples” for illustrations of how Cycle Investment Unit Values are computed.

Cycle Investments do not involve an investment in any underlying portfolio of securities or financial instruments. Individuals should consult their financial professional about the risks, benefits, and other features of the Cycle Investments, and whether the Cycle Investments are appropriate based upon their financial situations and objectives. Please consider carefully the important information contained in this prospectus before investing in a Cycle Investment.

THE SUBACCOUNT INVESTMENT OPTIONS

The Subaccounts are offered through the Midland National Life Separate Account C (the “Registered Separate Account”). The Registered Separate Account is divided into Subaccounts, called, each of which invests exclusively in shares of one Investment Portfolio. You may allocate part or all of your premium payment to one or more Subaccounts.

A list of the Investment Portfolios currently available through the Subaccounts is set forth at the back of this prospectus in “APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT ”. Appendix A also includes information about the investment types and advisers of each Investment Portfolio.

The Investment Portfolios available under the Contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the Investment Portfolios are very similar to the investment objectives and policies of other (publicly available) mutual funds that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the Investment Portfolios that are available under the Contracts may be lower, or higher, than the investment results of such other (publicly available) mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the available Investment Portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The Investment Portfolios offered through the Contract were selected by Midland National based on several criteria, including asset class coverage, the alignment of investment objectives of a portfolio with our hedging strategy, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Of course, we also consider whether the portfolio’s adviser is an affiliate of ours. We also consider whether the Investment Portfolio, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for the sale of the policies. Another factor that we consider during the selection process is whether the Investment Portfolio or one of its service providers (e.g., the investment adviser or sub-advisers) will make payments to us or our affiliates in connection with certain administrative, marketing and support services, and the amount of any such payments, or whether affiliates of the Funds can provide marketing and distribution support for sales of the Contracts.

The Investment Portfolios, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the fees disclosed in the Investment Portfolios’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each Investment Portfolio. Owners, through their indirect investment in the Investment Portfolios, bear the costs of these fees. The amount of these payments may be substantial, may vary between Investment Portfolios, and generally are based on a percentage of the assets in the Investment Portfolios that are attributable to the Contracts and other variable insurance products issued by Midland National. These percentages currently range up to 0.50% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, issuing, marketing, and administering the Contracts, and, that we incur in our role as intermediary, in promoting and marketing the Investment Portfolios. Midland National and its affiliates may profit from these payments.

You are responsible for choosing the Subaccounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and by your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other Investment Portfolios (or available classes) may have lower fees and better overall investment performance.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Investment Portfolios that are available to you, including each Investment Portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund company’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to an Investment Portfolio. You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of your premiums and Accumulation Value among the Investment Options whether or not you use the service of an adviser. We are not responsible for any investment or other advice or services that you may receive.

You bear the risk of any decline in the Accumulation Value of your Contract resulting from the performance of the Investment Options you have chosen.

We do not recommend or endorse any particular Investment Portfolio or Portfolios and we do not provide investment advice.

Availability of the Investment Portfolios

We cannot guarantee that each Investment Portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of an Investment Portfolio that are held in the Registered Separate Account. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of an Investment Portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that Investment Portfolio and substitute shares of another Investment Portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

Your Accumulation Value (Contract Value allocated to the Subaccounts)

Your Accumulation Value is the sum of the amounts you have invested in the Subaccounts. Your Accumulation Value will vary daily to reflect the investment performance of the Investment Portfolios you select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the Contract. Transaction charges are made on the effective date of the transaction. Charges against the Subaccounts are reflected daily.

There is no guaranteed minimum Accumulation Value for amounts allocated to the Subaccounts. You bear the investment risk. An Subaccount’s performance will cause your Accumulation Value to go up or down each Valuation Period.

Accumulation Units

The amount you invest in each Subaccount is represented by the value of the Accumulation Unit Value times the number of Accumulation Units credited to you. Premium payments allocated to and Accumulation Value transferred to an Subaccount are used to purchase Accumulation Units. Accumulation Units are sold or redeemed when you make a surrender, partial withdrawal or transfer amounts from a Subaccount to a Cycle Investment, and to purchase an Annuity Option or pay the Death Benefit when the Owner dies. We also redeem units to pay Transaction Expenses. See the “Fee Table” for more information about Transaction Expenses.

We calculate the number of Accumulation Units purchased or redeemed in an Subaccount by dividing the dollar amount of the transaction by the Subaccount’s Accumulation Unit Value at the end of the day, if it is a Business Day. If it is not a Business Day, we will use the Accumulation Unit Value on the next Business Day. The number of Accumulation Units credited to you will not vary because of changes in Accumulation Unit Values.

The Accumulation Units of each Subaccount will have different Accumulation Unit Values. We determine Accumulation Unit Values for the Subaccounts at the end of each Business Day. The Accumulation Unit Value for each Subaccount is initially set at $10.00. Accumulation Unit Values fluctuate with the investment performance of the corresponding portfolios. Accumulation Unit Values reflect investment income, the Investment Portfolios’ realized and unrealized capital gains and losses, and the Investment Portfolios’ expenses. The Accumulation Unit Values also reflect the daily asset charges we deduct from your Subaccount Accumulation Value currently at an effective annual rate of 1.35%. Additional information about the Accumulation Unit Values is contained in the SAI.

Transfers of Accumulation Value

You generally may transfer amounts among the Subaccounts prior to Maturity Date, unless otherwise noted. The minimum amount that may be transferred in a single day is $100 or 100% of the Contract Value allocated to the Subaccount if less than $100. The minimum amount may come from or be transferred to more than one Subaccount. Completed transfer requests received at our Customer Service Center in Good Order before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value determined at the close of that Valuation Period. If we receive your completed transfer request in Good Order after the close of a Valuation Period, we will process the transfer request at the Accumulation Unit Value determined at the close of the next Valuation Period.

For information regarding telephone or facsimile requests, see “Administrative Procedures”. Transfers may be delayed under certain circumstances. See “Payment of Contract Proceeds”. We currently do not charge for transfers between Subaccounts, but reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different Subaccount. The fee is waived for transfers in connection with active Dollar Cost Averaging or automatic rebalancing programs.

We reserve the right to eliminate and/or restrict the transfer privilege in any manner we deem appropriate for some, all or specific Owners.

This transfer discussion applies only to transfers to and from the Subaccounts..

Transfer Limitations

Frequent, large, programmed or short-term transfers among Subaccounts, such as those associated with “market timing” transactions, can adversely affect the Investment Portfolios and the returns achieved by Owners. In particular, such transfers may dilute the value of the Investment Portfolios’ shares, interfere with the efficient management of the Investment Portfolios’ investments, and increase brokerage and administrative costs of the Investment Portfolios. In order to try to protect our Owners and the Investment Portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Investment Portfolio shareholders.

More specifically, currently our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading. We currently define excessive trading as:

•

More than one purchase and sale of the same Subaccount within a 60-calendar day period, commonly referred to as a “round trip”. Two or more “round trips” involving the same Subaccount within a 60-calendar day period is considered excessive trading.

•	Six round-trips involving the same Subaccount within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. We will review those transfers (and other transfers in the same Contract) to determine if, in our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if we believe that the activity is potentially harmful, we will suspend that Contract’s transfer privileges and we will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 Business Days. We will attempt to inform the Owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days. If we do not succeed in reaching the Owner or registered representative by phone, we will send a letter by first class mail to the Owner’s address of record.

We reserve the right to apply our market timing procedures to all Subaccounts available under the Contract, including Subaccounts that invest in Investment Portfolios that affirmatively permit frequent and short-term trading in other variable annuity Contracts offered by us or other insurance companies. Therefore, if you allocate premiums or your Accumulation Value to such a Subaccount, you may indirectly bear the effects of market timing or other frequent trading. These Investment Portfolios might not be appropriate for long-term investors. For a complete description of each Investment Portfolios’ trading policies, review each Investment Portfolios’ prospectus.

In addition to our own market timing procedures, managers of the Investment Portfolios might contact us if they believe or suspect that there is market timing or other potentially harmful trading, and if so we will take appropriate action to protect others. In particular, we may, and we reserve the right to, reverse a potentially harmful transfer. We will inform the relevant Owner and/or registered representative and the Owner will bear any investment loss of such reversal.

To the extent permitted by applicable law, we reserve the right to delay or reject a transfer request at any time that we are unable to purchase or redeem shares of any Investment Portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of Investment Portfolio shares on the part of the Investment Portfolio’s managers pursuant to the Investment Portfolio’s policies and procedures respecting market timing activities or other potentially abusive transfers. If this occurs, we will attempt to contact you by telephone for further instructions. If we are unable to contact you within 5 Business Days after We have been advised that your transfer request has been refused or delayed by the Investment Portfolio manager, the amount intended for transfer will be retained in or returned to the originating Subaccount. You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund or trust company whose Investment Portfolios are offered through the Contract. We share your trading information under these agreements as necessary for the fund and trust companies to monitor Investment Portfolio trading and this may include personal Contract information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund or trust company may direct us to restrict a Contract Owner’s transactions if the fund or trust company determines that the Contract Owner violated the Investment Portfolio’s excessive/frequent trading policy. This could include the fund or trust company directing us to reject any future allocations of premium payments or transfers from a Subaccount or Cycle Investment to any Subaccount investing Investment Portfolio or all Investment Portfolios within the fund family. We are Contractually obligated to comply with all restrictions imposed by the Investment Portfolios. You should read the prospectuses of the Investment Portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other Owners or Investment Portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change our parameters to monitor for a different number of transfers with different time periods, and we may include other factors such as the size of transfers made by Owners within given periods of time, as well as the number of “round trip” transfers into and out of particular Subaccounts for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity. We may aggregate transfers made in two or more Contracts that We believe are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the Dollar Cost Averaging program and Investment Portfolio rebalancing program in these limitations. We may vary our market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. We may choose not to apply these detection methods to Subaccounts investing in Investment Portfolios that, in our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all Owners that we believe might otherwise engage in trading activity that is harmful to others. For example, we might only accept transfers by original “wet” Owner signature conveyed through the U.S. mail (that is, we can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the Investment Portfolios in the future.

Contract Owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners or Investment Portfolios’ shareholders involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in Accumulation Unit Values to others. We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver, or exception. We may vary our Market Timing Procedures among our other variable insurance products to account for differences in various factors, such as operational systems and Contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the Investment Portfolios, we cannot guarantee that the Investment Portfolios will not suffer harm from frequent, programmed large, or short-term transfers among Subaccounts of variable policies issued by other insurance companies or among Subaccounts available to retirement plan participants.

PROCESSING SURRENDERS AND PARTIAL WITHDRAWALS – CYCLE INVESTMENT & SUBACCOUNTS

You may withdraw all or part of your Surrender Value by sending a written request to our Customer Service Center in Good Order. The Surrender Value is the Contract Value minus any applicable surrender charge. In some states, a state premium tax charge may also be deducted. Partial withdrawals must be made in amounts of $1,000 or more (except for RMDs and systematic withdrawals described below) and cannot reduce your Contract Value to less than $1,000. If a partial withdrawal results in your Contract Value becoming less than $1,000, then the entire Surrender Value must be withdrawn. A full surrender request, regardless of the Contract Value, must be submitted in writing and accompanied by your Contract. We reserve the right to change this process at any time. For a full surrender, you must send in your Contract with your surrender request or sign a lost Contract statement.

You may request partial withdrawals up to $25,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by our Customer Service Center. You will be required to verify personally identifiable information at the time you request a partial withdrawal. If there are joint Owners, both Owners must be on the telephone at the time of request.

Telephone authorization will remain in effect until we receive written notification from you to terminate this authorization. If the Contract has joint Owners, both Owners are required to sign the written notification to terminate telephone authorization. We may discontinue this program at any time at our sole discretion. There are some restrictions on telephone partial withdrawals; please call our Customer Service Center with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.

Any required tax withholding and surrender charges, if applicable, will be deducted from the amount paid. In addition, upon full surrender a state premium tax charge, if applicable, may also be subtracted.

Completed surrender or partial withdrawal requests received in Good Order at our Customer Service Center before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value and Cycle Investment Unit Value determined at the close of that regular trading session of the New York Stock Exchange. If we receive your completed surrender or partial withdrawal request in Good Order after the close of a Valuation Period, we will process the surrender request at the unit value determined at the close of the next Valuation Period.

We will generally pay the surrender or partial withdrawal amount within seven days after we receive a properly completed surrender or partial withdrawal request in Good Order. See “Administrative Procedures” later in this prospectus. We may defer payment for more than seven days when:

•	trading on the New York Stock Exchange is restricted as defined by the SEC;

•	the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option;

•	for such other periods as the SEC may by order permit for the protection of Owners; or

•	your premium check has not cleared your bank.

See “Payment of Contract Proceeds”.

If we defer payment for 30 or more days, then during the period of deferment, we will pay interest at the rate required by the jurisdiction in which this Contract is delivered.

Unless you specify otherwise, your partial withdrawal will be deducted from all Subaccounts in the same proportion as your Contract Value bears to each Subaccount. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request.

Withdrawals from Cycle Investments prior to the Cycle End Date is determined by Cycle Investment Unit Value, which is based on the Fair Value. The Cycle Investment Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Surrenders and partial withdrawals may be restricted under certain qualified Contracts. You should consult with and rely on your tax advisor before making a surrender or partial withdrawal. See “FEDERAL TAX STATUS” later in the prospectus.

BENEFITS UNDER THE CONTRACT

The following table summarizes information about the standard benefits under the Contract. None of them require an additional charge.

Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to set up an automatic payment of up to 10% of your total premium payments each year	• Each payment must be at least $500 (unless we consent otherwise) • Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1⁄2.

Dollar Cost Averaging (“DCA”) Program	Allows you to systematically transfer a set amount each month from a Subaccount to other available Subaccounts

Your Accumulation Value must be at least $10,000 to initiate the DCA program.

The minimum amount that you may transfer monthly is $100, quarterly is $300, and semi-annually is $600 and annually is $1,200.

Not available during the Free Look Period.

Not available if you elect Portfolio Rebalancing

Transfers only available among Subaccounts – Cycle Investments are not eligible

Portfolio Rebalancing Program	Allows us to automatically rebalance your Accumulation Value to return to your original percentage allocations

Your Accumulation Value must be at least $10,000 to initiate the program.

We will terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis.

We reserve the right to end the portfolio rebalancing program by sending you one month’s notice. You may not elect Portfolio Rebalancing if you have an active DCA program.

Not available if you elect DCA

Transfers only available among Subaccounts – Cycle Investments are not eligible

Death Benefit	Pays your beneficiary your Contract Value	Terminates upon the Maturity Date

Systematic Withdrawals

The systematic withdrawal feature allows you to have a portion of your Contract Value withdrawn automatically. For example, you may elect to have $500 withdrawn from your Contract Value automatically every month.

These withdrawals occur only: (1) while the Owner is living, (2) before the Maturity Date, and (3) after the Free Look Period. You may elect this option by sending a properly completed service form to our Customer Service Center. You may designate the systematic withdrawal amount and the frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See your Contract for details on systematic withdrawal options and when each begins.

Systemic Withdrawals will be taken pro-rata from your Subaccounts only. Once the Subaccounts’ Accumulation Value is exhausted, the Systematic Withdrawals will terminate. If the contract owner wishes to continue Systematic Withdrawals, he/she will have to contact us to set up a new Systematic Withdrawal program for the Cycle Investments and then will be taken pro-rata from your Cycle Investments. The Cycle Investment Unit Value prior to the Cycle End Date is based on the Fair Value of the Cycle,

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal, including Systematic Withdrawals, prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then we will process your withdrawal at the Accumulation Unit Value and/or Cycle Investment Unit Value determined at the close of the next Valuation Period.

You can stop or modify the systematic withdrawals by sending us a Written Notice. A proper Written Notice must include the consent of any effective assignee or irrevocable Beneficiary, if applicable.

Each systematic withdrawal must be at least $100. Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Upon payment, we reduce your Contract Value by an amount equal to the payment proceeds. In no event will the payment of a systematic withdrawal exceed the Surrender Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract’s Surrender Value to equal zero.

To the extent, if any, that there is Gain in the Contract, systematic withdrawals generally are included in the Owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1⁄2. Additional terms and conditions for the systematic withdrawal program are set forth in your Contract and in the application for the program.

Dollar Cost Averaging (DCA)

The Dollar Cost Averaging (DCA) program enables you to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account into one or more of the Subaccounts.

For example, you can instruct us to transfer $1,000 on the first of each month to an Investment Portfolio that you have selected. Hypothetically, the $1,000 allocation may have bought 50 Accumulation Units of the Investment Portfolio in January, 65 Accumulation Units in February, and 45 Accumulation Units in March. In these three months, you allocated $3,000 to the Investment Portfolio which has resulted in 160 Accumulation Units. The value of each Accumulation Unit is an average of the three values used at the time of allocation. If you had allocated the entire $3,000 at one time, the total value might be higher or lower.

You may elect the DCA program on a monthly, quarterly, semi-annual or annual basis. Your Accumulation Value must be at least $10,000 to initiate the DCA program. The minimum amount that you may transfer monthly using DCA is $100, quarterly is $300, semi-annually is $600 and annually is $1,200.

You may select any Subaccount as the source account. The source account must have a minimum beginning balance of $1,200. The DCA program may reduce the impact of market fluctuations by allocating Accumulation Value to Subaccounts over time. The DCA program does not ensure a profit nor protect against a loss in declining markets.

You may elect only one DCA program at any time. You must complete the proper request form and send it (in Good Order) to our Customer Service Center. The minimum amount of time at set-up is 3 months. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You may qualify to begin a DCA program by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.    The DCA request form will specify:

•	the DCA source Subaccount from which transfers will be made,

•	the total monthly amount to be transferred to the other Subaccount(s), and

•	how that monthly amount is to be allocated among the Subaccounts.

Once you elect DCA, you may allocate additional premium payments to the DCA source Subaccount by sending them in with a DCA request form or written instructions. Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. All amounts in the DCA source Subaccount will be available for transfer under the DCA program.

If requested at issue, the DCA will start on the same day of the month as the Issue Date in the second Contract Month. If requested after issue, it will start on the same day of the month as the Issue Date during Contract Month after the request is received. The DCA is not available until the end of the Free Look Period.

You may stop the DCA program at any time by sending us Written Notice. The DCA program will automatically terminate when the source Subaccount does not have sufficient Accumulation Value to fund the DCA transfers. We reserve the right to end the DCA program by sending you one month’s notice. You may not elect a DCA program together with a Portfolio Rebalancing program.

We do not charge any specific fees to participate in a DCA program.

The DCA applies only to the Subaccounts. It is not available for the Cycle Investment Options.

Portfolio Rebalancing

If you elect the Portfolio Rebalancing program, we will automatically reset your Accumulation Value allocated to each Subaccount to percentage levels that you request. If you elect this option, we will transfer amounts among the Subaccounts necessary to “rebalance” the Accumulation Value to your specified percentages. You may direct us to perform the rebalancing on a quarterly, semi-annual, or annual basis.

For example, assume that you want your initial premium payment split between two Investment Portfolios. You want 40% in Investment Portfolio A and 60% in Investment Portfolio B. Hypothetically, over the next 2 1⁄2 months “A” does very well while “B” performs poorly. At the end of the first quarter, “A” now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in “A” to bring its value back to 40% and use the money to buy more units in “B” to increase those holdings to 60%.

Portfolio rebalancing will occur on the same day of the month as the Issue Date. If the rebalance date does not fall on a Business Day, the rebalancing will be processed on the next Business Day. If you do not select a rebalancing period, we will rebalance your Subaccounts on a quarterly basis. Rebalancing will be based on your most recent investment directions.

Portfolio rebalancing may result in transferring amounts from a Subaccount earning a relatively high return to one earning a relatively low return. Your Accumulation Value must be at least $10,000 to initiate a portfolio rebalancing program. Contact us at our Customer Service Center to elect the portfolio rebalancing program.

Portfolio rebalancing will remain in effect until we receive your written termination request. We will also terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis. We reserve the right to end the portfolio rebalancing program by sending you one month’s notice. You may not elect portfolio rebalancing if you have an active DCA program.

There is no charge for portfolio rebalancing transfers, and rebalancing transfers do not count towards your transfer limits.

Portfolio rebalancing applies only to the Subaccounts. It is not available or the Cycle Investment options.

Death Benefit

If an Owner dies before the Maturity Date and while the Contract is still in force, we will pay a Death Benefit to your designated Beneficiary. The Death Benefit equals the Contract Value on the date of death. For example, if your Contract Value is $100,000 on September 1st and declines to $90,000 on September 10th, which is your date of death, your death benefit will equal $90,000. It is payable on receipt in Good Order (at our Customer Service Center) of satisfactory proof of the Owner’s death, an election of how the Death Benefit is to be paid, and any other required documents or forms. Payment of the Death Benefit is not subject to the Surrender Charge.

Any death benefit payment attributable to the Cycle Investments and paid prior to the Cycle End Date will be based on the Cycle Investment Unit Value, which reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date.

Designation of your Beneficiary. You name one or more Beneficiaries in your Contract application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. You may change a revocable Beneficiary during your lifetime. We must receive a Written Notice (signed and dated) informing us of the change. Upon receipt and acceptance at our Customer Service Center, a change takes effect as of the date that the Written Notice is recorded by us. We will not be liable for any payment made before we receive and accept the a Written Notice to change your Beneficiary.

If no primary Beneficiary is living when the Owner dies, the Death Benefit will be paid to the contingent Beneficiary, if any. If no Beneficiary is living when the Owner dies, then we will pay the Death Benefit to the Owner’s estate. If the sole Beneficiary is not the spouse, the surviving joint Owner will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

For non-qualified Contracts, if an Owner dies prior to the Maturity Date, then the Death Benefit must be paid within 5 years of the Owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the Owner). For joint Owners the Death Benefit is paid upon the first death.

If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner’s death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance, by current company practice they will receive the Death Benefit. This amount would be allocated among Investment Options in accordance with the current allocations for the Contract and may be, under certain circumstances, considered earnings.

If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

Under a non-qualified Contract, when a Death Benefit is paid on the death of an Owner or a joint Owner and a payment option is selected, the payment option must be an annuity for the life of the Payee or for a period extending no longer than the Payee’s life expectancy, and payments must begin within one year of the date of death. In certain circumstances, required minimum distribution rules for qualified Contracts may require the Death Benefit to be paid out within ten years. See “Federal Tax Status” for more information later in this prospectus.

If there are multiple Beneficiaries, each Beneficiary will receive their proportional share of the Death Benefit proceeds as of the date we receive an election of how that Beneficiary’s portion of the Death Benefit is to be paid (or if later, when all Good Order requirements are met). Payments will include interest to the extent required by law.

After the date on which we receive an original death certificate or a copy of the death certificate via facsimile, the Beneficiary has the option of transferring the Accumulation Value to the Default Account before the date on which the first complete Death Benefit claim is received. If there are multiple Beneficiaries then they all must join in such a transfer request or the Company will not be able to honor the request.

If the Owner dies on or after income payments have begun, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the Owner’s death. Other rules relating to distributions at death apply to Qualified Contracts.

If any Owner is a non-natural person, the Death Benefit is paid upon the death of the Annuitant.

If joint Owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as Owner and Annuitant can affect whether the Death Benefit is payable, the amount of the benefit, and who will receive it. Use care when naming Owners, Annuitants, and beneficiaries, and consult your registered representative if you have questions. State premium taxes may be deducted from the Death Benefit proceeds.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract’s Maturity Date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means at our Customer Service Center.

CHARGES, FEES AND DEDUCTIONS

Transaction Expenses

Surrender Charge. The Surrender Charge is calculated as a percentage of the premium payment being partially or fully withdrawn in excess of the Free Withdrawal Amount available at the time of the Withdrawal. Withdrawals are taken first from premium payments, then from earnings. The Surrender Charge applies to each premium payment on a First-In, First-Out (FIFO) basis.

The Surrender Charge percentage varies with the number of years that have elapsed since the premium payment according to the following schedule:

Years since Premium payment	Surrender Charge (%)
0	8%
1	7%
2	6%
3	5%
4	4%
5	3%
6+	0%

No surrender charge will be assessed upon:

(a)	payment of Death Benefits;

(b)	exercise of the Right to Cancel (i.e., during the Free Look Period);

(c)	withdrawal less than or equal to the Free Withdrawal Amount;

(d)	exercising your right to bailout of any Cycle Investment, subject to certain conditions; and

(e)	application of Contract Value to an annuity payment option after the 1st Contract Year (i.e., annuitization).

Beginning the second Contract Year, the Free Withdrawal Amount is the amount of premium payment available for withdrawal without incurring a Surrender Charge. The Free Withdrawal Amount equals the Remaining Premium payments six years or older (i.e., no longer subject to surrender charges) plus 10% of the Remaining Premium payments less than six years old (i.e., subject to surrender charges) at the beginning of the Contract year. Like the Surrender Charge, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out).

The Surrender Value cannot be greater than the Contract Value, but in no event will it be less than the minimum required by the laws of the state in which this Contract is delivered. At the time of withdrawal, if your Contract Value is less than your Remaining Premium, the surrender charge will still be assessed (measured by) against the full Remaining Premium amount.

Amounts withdrawn under the Contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. The free withdrawal provision pertaining to the IRS minimum distribution will be calculated solely on the Contract Value of this Contract. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the Free Withdrawal Amount.

The Surrender Charge compensates the Company for distribution charges that otherwise would have been deducted through the end of the year.

Transfer Fee. We reserve the right to charge $15 per transfer for transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract year. We do not currently assess this fee. If assessed, this fee will be deducted from the amount that is transferred prior to the allocation to the new Investment Option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs. We will not charge for any transfers of initial or additional premium payments that include allocation instructions for the next Cycle Start Date.

Annual Contract Expenses

Separate Account Annual Expenses. We call this charge the Base Contract Expenses in the “Important Information You Should Consider About the Contract” and the “Fee Table” sections earlier in this prospectus.

The Separate Account Annual Expenses are composed of a mortality and expense risk charge currently assessed at an annual rate of 1.00% and an administrative fee currently assessed at an annual rate of .35% of your Accumulation Value. We deduct the charges on a daily basis through the calculation of the Accumulation Unit Value of the Subaccounts including the Default Account. This charge is not applied to Contract Value in the Cycle Investments. The Default Account is not available for direct investments.

The mortality risk we bear arises, in part, from our obligation to make monthly annuity payments regardless of how long the Annuitant or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in your Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation, therefore, relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur. The administration fee covers record keeping and other expenses we incur maintaining the Contracts.

The level of the charges is guaranteed for the life of the Contract and may not be increased after the Contract is issued. We expect to profit from these charges and may use the profit for any purpose including paying distribution expenses.

Investment Portfolio Charges

The Investment Portfolios impose management fees and other charges that are deducted from Investment Portfolio assets. The fees and expenses assessed by each Investment Portfolio will vary. See the Investment Portfolio prospectus for more information.

If an Investment Portfolio imposes liquidity fee or redemption fee on certain transactions (pursuant to SEC rules 2a-7 and 22c-2 under the Investment Company Act of 1940), the fee will be passed through and charged to the applicable Owner.

State Premium Taxes

The Company reserves the right to deduct on full surrender, death, or the Maturity Date a charge for any state premium taxes levied by a state or any other government entity. State premium taxes vary based on your state of residence and currently range from 0% to 3.5%. State premium taxes are subject to change.

Other Taxes

At the present time, we do not deduct any charges for any federal, state, or local taxes (other than state premium taxes) that we incur which may be attributable to the Registered Separate Account or to the Contracts. We reserve the right to impose a charge for any such tax.

MATURITY DATE

The Maturity Date is the date on which income payments will begin under the annuity option you have selected. The earliest possible Maturity Date under the Contract is the first Contract Anniversary at which time you may Annuitize your full Contract Value (less any state premium taxes). The maximum Maturity Date is the Contract Anniversary immediately following the Annuitant’s 115th birthday. You may change the Maturity Date to an earlier Contract anniversary by sending Written Notice to our Customer Service Center. We must receive your Written Notice at least 30 days prior to the original Maturity Date. The selection of a Maturity Date at the Annuitant’s advanced age could have tax consequences so you should consult a tax adviser.

If you have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the Maturity Date you may:

1.	take the Contract Value, less any state premium tax and any surrender charge, in one lump sum, or

2.	convert the Contract Value, less any state premium tax and any surrender charge, into an annuity payable to the Payee under one of the payment options as described below.

Electing an Income Payment Option

You may apply Contract Value (less any state premium taxes) to an annuity payment option after the 1st Contract Year. During the 1st Contract Year, you may elect to apply the Contract Value (less any state premium taxes and less surrender charges) to any annuity payment option. However, you should be aware that surrender charges will apply if you elect to apply the Contract Value to an annuity payment option during the 1st Contract Year (i.e., before the Maturity Date). We do not deduct a surrender charge if you annuitize after the 1st Contract Year. Unless you choose otherwise, on the Maturity Date your Contract Value (less any state premium taxes) will be applied to a 10 year certain and life fixed annuity payment option. The first monthly annuity payment will be made within one month after the Maturity Date.

Only fixed payment options are available. Variable payment options are not available under this Contract. Fixed payment options are obligations of our General Account and are subject to our claims-paying ability.

Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. We reserve the right to change the payment frequency so that payments are at least $100.

The Annuitant’s actual age at the time of Annuitization will affect each Payment Amount for annuity payment options involving life income. The amount of each annuity payment to older Annuitants will be greater than for younger Annuitants because payments to older Annuitants are expected to be fewer in number. For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The Payee or any other person who is entitled to receive payments may name a Beneficiary to receive any amount that we would otherwise pay to that person’s estate if that person died. The person who is entitled to receive payment may change the Beneficiary at any time.

Annuity payment options will be subject to our rules at the time of selection. We must approve any arrangements that involve a Payee who is not a natural person (for example, a corporation), or a Payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes:

•	rules on the minimum amount we will pay under an option;

•	minimum amounts for installment payments, surrender or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment);

•	the naming of people who are entitled to receive payment and their Beneficiaries; and

•	our requirements for proof of age, gender, and survival.

You must elect the payment option at least 30 days before the Maturity Date.

If your Contract is a Qualified Contract, not all of the payment options will satisfy required minimum distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any Investment Option. The Contract Value (less any state premium taxes and any surrender charge) as of the Maturity Date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.00% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Income Payment Options

The following four payout options are available:

1.

Income for Specified Period: We pay installments for a specified period of 5 to 20 years. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion). This option may not satisfy required minimum distribution rules for qualified Contracts. Consult a tax advisor before electing this option under a qualified Contract. However, by current Company practice we may offer other options.

2.

Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.

3.

Payment of Life Income: We will pay monthly income for the life of a single Annuitant. Joint Annuitants are permissible only under the Joint and Survivor Income option. Under the Payment of Life Income option, you may choose from 1 of 2 ways to receive the income:

a.

Life Annuity: We will pay monthly income for life. With a life annuity payment option, payments will only be made as long as the Annuitant is alive. Therefore, if the Annuitant dies after the first payment, then only one payment will be made and if the Annuitant dies before the first payment then no payments will be made.

b.

Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the Annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice we may offer other options.

4.

Joint and Survivor Income: We will make monthly payments until the last surviving Payee’s death. Therefore, if both Payees die after the first payment, then only one payment will be made and if the both Payees die before the first payment then no payments will be made.. The Annuitant must be at least 50 years old and the Joint Annuitant/Payee must be at least 45 years old at the time of the first monthly payment.

FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of Ownership or receipt of distributions under the Contract. You should consult your own tax advisor about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the Gain, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the Contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the Contract Value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts

If you invest in a variable annuity as part of an individual retirement plan, your annuity is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified Contracts are issued in connection with the plans listed below. There is additional information about qualified Contracts in the SAI.

•

Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity. Distributions from an IRA are generally subject to tax and, if made before age 59 1⁄2, may be subject to a 10% penalty tax.

•

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to current tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. Consult with and rely upon your tax advisor. In addition, not all income options will always satisfy minimum required distribution rules. Consult with and rely upon your tax advisor before electing an income option. Please refer to the SAI for detailed information on when distributions must begin from qualified Contracts and how Death Benefit proceeds must be distributed.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the Annuitant or an Owner in order to be treated as an annuity Contract. These diversification and distribution requirements are discussed in the SAI. Midland National may modify the Contract to attempt to maintain favorable tax treatment.

Owner Control

In certain circumstances, a variable Contract Owner may be considered the Owner of the assets of a segregated account, such as the Registered Separate Account, if the IRS deems the Owner to possess “Ownership” in those assets, such as the ability to exercise investment control over the assets. If the Contract Owner is deemed to have “investor control” over the underlying Investment Options, then the Contract Owner will be taxed currently on income and recognized gains under the Contract. The IRS has issued Revenue Ruling 2003-91 providing a safe harbor when the facts of the ruling are present. The ruling goes on to state that whether a Contract Owner has sufficient investor control over the assets depends on the facts and circumstances. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

Surrenders and Partial Withdrawals

If you make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from Gain and then from your premium payments. When you make a partial withdrawal, you are taxed on the amount of the surrender that is Gain. If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceed the “investment in the Contract,” which is generally your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums). Withdrawals from Non-Qualified Contracts to pay third party registered investment advisor fees may be treated as taxable withdrawals. Consult a tax advisor. Different rules apply for annuity payments and under Qualified Contracts. See “Annuity Payments” below.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of your non-deductible premium payments. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

The Internal Revenue Code also provides that surrendered Gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:

•	paid on or after the taxpayer reaches age 59 1⁄2;

•	paid after an Owner dies;

•	paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•	paid under an immediate maturity; or

•	which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult your tax adviser with regard to exceptions from the penalty tax.

Multiple Contracts

All nonqualified deferred Contracts that are issued by Midland National (or its affiliates) to the same Owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the Owner’s income when a taxable distribution occurs.

Withholding

Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined by dividing the “investment in the Contract” on the Maturity Date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after Annuitization, annuity payments stop because an Annuitant has died, the excess (if any) of the “investment in the Contract” as of the Annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Partial Annuitization

If part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract are intended to qualify for this “partial Annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Investment Income Surtax

Distributions from non-qualified annuity Contracts will be considered “investment income” for purposes of the investment income tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts.    Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax advisor for more information on this subject.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity Owners that are U.S. persons. Taxable distributions made to Owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign Owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity Contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of the Annuitant (only if the Owner is a non-natural person) or an Owner. Generally, such amounts should be includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of Ownership or absolute assignment of a Contract, the designation of an Annuitant or Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Date, or a change of Annuitant, may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. An Owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of Non-Qualified Contracts for less than full and adequate consideration by the Owner at the time of such transfer, will trigger taxable income on the Gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Owner’s income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult with and rely on an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity Contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

INFORMATION ABOUT MIDLAND NATIONAL

Generally

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were re-domesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

Midland National is a subsidiary of Sammons Financial Group, which is a wholly-owned subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Midland National relies on the exemption from filing reports under the Securities Exchange Act of 1934 provided by Rule 12h-7.

Midland National’s Business

Midland National Life Insurance Company and Subsidiaries (“Midland National” or the “Company”) is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”). Midland National has three wholly owned subsidiaries. MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”) are captive reinsurance companies domiciled in Iowa. Midland National offers individual life and annuity products in 49 states and the District of Columbia. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”) and Sammons Institutional Group, Inc. (“SIG”).

We develop innovative products and services in order to provide our distribution partners with a comprehensive suite of insurance products and services. We rely on feedback from customers, employees, registered representatives and agents, supplemented with a variety of industry information and customer databases, to develop new products to meet the demands of an evolving market. As a result, we are typically expanding product offerings in the rapidly growing indexed annuity and life space with emphasis on multiple indexes and crediting methods as well as innovative lifetime withdrawal features. Our suite of products is balanced across the customer spectrum. We believe our products are conservatively designed to achieve appropriate levels of index-based interest crediting through market cycles. Our complementary suite of product lines is designed to allow us to meet profit targets and growth objectives.

We distribute our products through multiple channels including independent agents, broker-dealers, benefit consultants and third-party marketers. In particular, we intend to continue to leverage the independent distribution channel, which has proven to be an effective model and focus on building relationships with a core group of distribution partners that result in persistency of production.

We strive to maintain profitability of our business over varying interest rate environments by monitoring and managing a close asset and liability duration match. We employ an asset liability management program which includes quarterly projections of asset and liability cash flows over a wide range of interest rate scenarios reflecting dynamic contract holder behavior.

Our operating framework includes a focus on operational efficiency, which we believe should allow us to continue to offer competitively priced products and earn attractive returns.

Competition

The markets for insurance products and retirement solutions are highly competitive. We compete for customers and agents with a large number of other insurers as well as noninsurance financial services companies, such as banks, broker-dealers and investment managers, some of which may have greater financial resources and brand recognition than we do. We believe that competition is affected by various factors, including but not limited to, perceived financial strength and claims-paying ability, ratings, investment performance, size and strength of the agency force, distribution capabilities, commission structure, range of product lines and product quality, price and features, customer service and general reputation.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

Financial strength ratings

An insurance company’s claims paying ability and financial strength ratings are an important factor in establishing its competitive position relative to other insurance companies. Ratings are important in maintaining public confidence in us and our ability to market our products. Rating organizations annually review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National are set forth in the chart below.

Midland National’s Ratings

Rating Agency	Rating	Outlook
S&P	A+ (Strong)	Stable
A.M. Best	A+ (Superior)	Stable
Fitch	A+	Stable

The ratings are meaningful to current and prospective contract holders and we believe give Midland National a competitive advantage in the Company’s target markets over competitors with lower ratings.

Risk Factors Related to Midland National and Its Business

The operating results of life and annuity insurance companies as reported under statutory accounting principles have historically been subject to significant fluctuations. The financial position and operating results of Midland National are subject to certain risk factors discussed more fully below. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information contained in this prospectus, including our financial statements included elsewhere in this prospectus. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Information.”

The course of the novel coronavirus (COVID-19) pandemic, and responses to it, have been and may continue to be uncertain and difficult to predict, and could materially and adversely affect the Company’s business, results of operations, and financial condition.

Major public health issues, including the novel coronavirus COVID-19 pandemic (the “COVID-19 pandemic”), have caused and may continue to cause a large number of illnesses and deaths. Government authorities and other persons exercising governmental, political, or related authority or influence and other organizations may not effectively respond to the spread and severity of the COVID-19 pandemic, and their actions and the resulting impacts are unpredictable. The ultimate spread, duration, and severity of the COVID-19 pandemic, and of government authorities’ actions to address it, are uncertain, and may persist. Adverse conditions may worsen over time. Actions to respond to the COVID-19 pandemic have reduced and altered economic activity and financial markets. New information about the severity and duration of the COVID-19 pandemic or other public health issues, and government authorities, business, and societal reactions to that information, may increase the severity or duration of the COVID-19 pandemic and its effects. The approval of vaccines being developed in connection with the COVID-19 pandemic, their effectiveness and availability and the distribution and administering of such vaccines remains uncertain, and lower-than-expected effectiveness, inefficient or ineffective distribution and reluctance to take the vaccine may similarly increase the severity or duration of the COVID-19 pandemic and its effects.

The COVID-19 pandemic, and its effect on financial markets, could continue to adversely impact the Company’s investment portfolio. Market volatility may slow or prevent the Company from reacting to market events as effectively as it otherwise could. When the Company sells its investment holdings, it may not receive the prices it seeks, and may sell at a price lower than its carrying value, due to market volatility or other disruptions. Borrowers may delay or fail to pay principal and interest when due, tenants and residents may delay or fail to pay rent according to the terms of their lease and government authorities may delay or place a moratorium on foreclosures, evictions or otherwise impair enforcement actions, affecting the value of the Company’s real estate investments, mortgage-backed securities, and other investments, and the cash flows they produce.

A continued slowdown in U.S. or global economic conditions brought on by the COVID-19 pandemic could adversely affect the values and cash flows of assets in the Company’s investment portfolio, especially if prolonged. Certain asset classes in the Company’s investment portfolio related to commercial real estate or companies in industries that could be most severely impacted by the economic disruption, including, but not limited to, oil and gas, gaming and lodging, retail and airlines, or tied to certain commodities, could suffer significant declines in valuation.

Government authorities’ actions, including activity by the U.S. Federal Reserve and other central banks, in response to the COVID-19 pandemic could cause a sustained low or negative interest rate environment and mean that benefits and expenses are higher than expected, which could adversely affect the Company’s business and financial results.

The COVID-19 pandemic could increase claims under many of the Company’s policies and contracts. The impact of the COVID-19 pandemic on claims in each quarter may be greater than in prior quarters. In addition, an increased number of policyholders and contract holders may have lower income or assets, and may have difficulty paying premiums and fees. Government authorities may require (or suggest) “no lapse” in policy coverage for uncertain or prolonged periods of time, regardless of whether the Company receives premiums or is able to assess fees against policyholder or contract holder account balances. Legal and regulatory responses to the COVID-19 pandemic and related public health issues may also include the extension of insurance coverage beyond the Company’s policy or contract language, and/or changes to insurance policy or annuity contract conditions such as premium grace periods, suspension of cancellations, and extensions of proof of loss deadlines. These changes may cause additional expenses to adjust or override automated notification systems. Government authorities may also purport to change policy coverage, including retroactively, exposing the Company to risks and costs it was unable to foresee or underwrite. The Company may also voluntarily (or in response to requirements, guidance, or pressure) adopt customer accommodations, such as waiving exclusions, forgoing rate increases or implementing lower rate increases than the Company would in the ordinary course of its business, relaxation of claim documentation requirements, premium credit or accommodations for customers experiencing economic or other distress as a result of the COVID-19 pandemic. Policyholders or contract holders seeking sources of liquidity due to COVID-19 pandemic-related economic uncertainty and increased unemployment may withdraw, surrender or take policy loans at greater rates than the Company expected.

As a result of the COVID-19 pandemic, the Company’s cost of reinsurance on future reinsurance agreements could increase, or it may find reinsurance less available.

Policyholders and contract holders may change their behavior in unexpected ways. For example, they may surrender policies or contracts, take withdrawals and policy loans, change their premium payment practices, exercise product options, or take other actions as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. If policyholder and contract holder lapse and surrender rates significantly exceed the Company’s expectations, it could have a material adverse effect on the Company’s business, financial condition, results of operation, liquidity and cash flows.

The Company has incurred, and may continue to incur, increased administrative and systems expenses as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. These conditions may affect the Company’s employees, agents, brokers and distribution partners, as well as the workforces of the Company’s vendors, service providers and counterparties. The Company may have difficulties conducting its business, including in selling its products, such as those traditionally sold in person. The Company may face increased workplace safety costs and risks, lose access to critical employees, and face increased employment-related claims and employee relations challenges, each of which may increase when the Company’s employees begin to return to its workplaces. Any of the third parties to whom the Company outsources certain critical business activities may fail to perform as a result of the COVID-19 pandemic or claim that it cannot perform due to a force majeure.

The Company’s risk management, contingency, and business continuity plans may not adequately protect its operations. Continued and prolonged remote work arrangements and other unusual business conditions and circumstances as a result of the COVID-19 pandemic could strain the Company’s business continuity plans, introduce operational risk, increase its cybersecurity risks, and impair its ability to manage its business. Such disruptions to the Company’s business operations can interfere with its issuance or processing of transactions, may interfere with its ability to receive, pickup and process mail and messages, impact its ability to calculate values, or cause other operational or system issues. In addition, the frequency and sophistication of attempts at unauthorized access to the Company’s technology systems and fraud may increase, and COVID-19 pandemic conditions may impair its cybersecurity efforts and risk management. The Company’s efforts to prevent money-laundering or other fraud, whether due to limited abilities to “know its customers,” strains on its programs to avoid and deter foreign corrupt practices, or otherwise, may increase its compliance costs and risk of violations. Furthermore, these disruptions may persist even if the Company’s employees or the employees of intermediaries or other affiliate or third-party service providers are able to work remotely.

The COVID-19 pandemic could affect the Company’s internal controls over financial reporting. The Company has developed, and may continue to develop, new and less-seasoned processes, procedures, and controls to respond to changes in its business environment, including an increase in employees and contractors working remotely from home. If any employees who are key to the Company’s controls become ill from the COVID-19 pandemic and are unable to work, this may affect the Company’s ability to operate its internal controls.

Any uncertainty as a result of any of these events, including, but not limited to, investment portfolio impact, mortality or morbidity rate changes, an increase in expenses, or policyholder or contract holder behavior changes, may require the Company to change its estimates, assumptions, models or reserves. Government authorities may not accurately report population and impact data, such as death rates, infections, morbidity, hospitalization, or illness that the Company uses in its estimates, assumptions, models or reserves.

Any of the direct or indirect effects of the COVID-19 pandemic may cause litigation or regulatory, investor, media, or public inquiries. The Company’s costs to manage and effectively respond to these matters, and to address them in settlement or other ways, may increase.

Any of the events described above have adversely affected, may continue to adversely affect, or may yet adversely affect the economy, financial markets, the Company’s business, its results of operations, or its financial condition. These events could also cause, contribute to, or exacerbate the other risks and uncertainties described herein.

We face risks related to recent increases in incidents of social, civil and political unrest, which could disrupt our operations.

Our business, including our investments, could be adversely affected by recent increases in incidents of social, civil and political unrest taking place in the U.S. and elsewhere. There can be no assurance as to when such civil unrest will end or that it will not escalate in the future. Any continuation or future escalation in such civil unrest, or a failure to restore public and social order by the governmental authorities in affected markets, could adversely affect the security and stability of the localities in which we operate, which could disrupt our operations, or the security and stability of the obligors on our investments. Any such impacts could increase the default rate, or negatively affect the carrying value, of such investments, which could have a material adverse effect on our business, financial condition and results of operations.

If difficult conditions in the global capital markets and the economy generally persist, they may materially adversely affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in financial asset classes or various markets, including global capital markets, can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spreads, equity prices, equity market volatility, economic uncertainty, real estate markets, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation, inflation, counterparty risks, changes in laws or regulations (including laws relating to the financial markets generally or the taxation or regulation of the insurance industry), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including governmental instability, wars, terrorist acts or security operations) can all affect our financial condition, as well as the volume, profitability and results of our business operations, either directly or by virtue of their impact on the business and economic environment generally and on general levels of economic activity, employment and customer behavior specifically. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of mismatched impacts on the value of our assets and our liabilities.

At times, throughout the past several years, volatile conditions have characterized financial markets. Significant market volatility, and government actions taken in response thereto, may exacerbate some of the risks we face. For example, political uncertainties in Europe, in particular due to the United Kingdom leaving the EU, known as Brexit, remain a long-term threat to global capital markets.

To the extent these uncertain financial market conditions persist, our revenues and net investment income are exposed to these risks and may be adversely affected as a result. Similarly, sustained periods of low interest rates could cause our profit margins to erode. Also, in the event of extreme prolonged market events, such as a global credit crisis, we could incur significant capital and/or operating losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are also exposed to risks associated with the potential financial instability of our customers, whether individual or institutional, many of whom may be adversely affected by the volatile conditions in the capital markets. Due to the macro-economic challenges currently affecting the economy of the U.S. and other parts of the world, customers may experience serious cash flow problems and other financial difficulties. As a result, they may modify, delay, or cancel plans to purchase our products, or may make changes in the mix of products purchased that are unfavorable to us. Any inability of current and/or potential customers to pay for our products may adversely affect our earnings and cash flow.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors on which we rely to provide services or to whom we delegate certain functions. The same conditions that may affect our customers also could adversely affect our vendors, causing them to significantly and quickly increase their prices or reduce their output. Our business depends on our ability to perform, in an efficient and uninterrupted fashion, our necessary business functions, and any interruption in the services provided by third parties could also adversely affect our cash flow, profitability, and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.

The capital and credit markets may be subject to periods of extreme volatility and disruption, which could cause our liquidity and credit capacity to be limited.

We need liquidity to pay our operating expenses, maintain our securities lending activities and replace maturing liabilities. Without sufficient liquidity, we could be forced to curtail our operations, and our business and financial results may suffer.

In the event market or other conditions have an adverse impact on our capital and liquidity and our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors, such as the then current market conditions, regulatory considerations, availability of credit to us and the financial services industry generally, our credit ratings and credit capacity, and the perception of our customers and lenders regarding our long- or short-term financial prospects if we incur large operating or investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Our liquidity requirements may change if, among other things, we are required to return significant amounts of cash collateral on short notice under our securities lending requirements.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital needed to operate our business, most significantly in our insurance company subsidiaries. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy regulatory capital requirements; and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue different types of securities than we would have otherwise, less effectively deploy such capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

We are exposed to significant financial and capital markets risks that may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income to vary from period to period.

We are exposed to significant financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, real estate markets, market volatility, global economic performance in general, the performance of specific obligors, including governments, included in our investment portfolio and other factors outside our control.

Interest rate risk. Some of our products, principally life insurance and fixed annuities, expose us to the risk that changes in interest rates will reduce our investment margin or “spread,” or the difference between the amounts that we are obligated to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support obligations under such contracts. Our spread is a key component of our net income.

During periods when interest rates are low, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our investment margin. Moreover, during periods when interest rates are low, borrowers may prepay or redeem fixed income securities and mortgage loans in our investment portfolio with greater frequency in order to borrow at lower market rates, thereby exacerbating this risk. Although lowering interest crediting rates can help offset decreases in spreads on some products, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative.

A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates may materially affect our results of operations, financial position and cash flows and significantly reduce our profitability.

Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the investments in our general account with higher yielding investments needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as contract holders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed income securities that comprise a substantial portion of our investment portfolio.

We are also affected by the monetary policies of the Federal Reserve Board. In March 2020, in response to the COVID-19 pandemic, the Board of Governors of the Federal Reserve Board lowered the target range for the benchmark federal funds rate to almost zero. Further changes to the interest rate in response to economic conditions could generate volatility in debt and equity markets, including increases in interest rates and associated declining values on fixed income investments. As the Federal Reserve Board moves towards normalizing monetary policy and moving short-term interest rates higher from their lower levels, the central bank may adversely affect prospects for continued economic recovery with little room for incremental monetary accommodation. The actions of the Federal Reserve Board may have an impact on the pricing levels of risk-bearing investments, and may adversely impact the level of product sales.

Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our fixed income investments relative to our liabilities.

Credit Spreads. Our exposure to credit spreads primarily relates to market price volatility and cash flow variability associated with changes in such spreads. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. In such case, valuations may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations or financial condition. If there is a resumption of significant volatility in the markets, it could cause changes in credit spreads and defaults and a lack of pricing transparency which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Equity Risk. Our primary exposure to equity risk relates to the potential for lower earnings associated with certain of our businesses where fee income is earned based upon the estimated fair value of the assets under administration. Downturns and volatility in securities markets can have an adverse effect on the revenues and investment returns from our investment products and services.

In addition, we invest a portion of our investments in leveraged buy-out funds, hedge funds and other private equity funds. The amount and timing of net investment income from such funds tends to be uneven as a result of the performance of the underlying investments. The timing of distributions from such funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. Significant volatility could adversely impact returns and net investment income on these alternative investment classes. In addition, the estimated fair value of such investments may be impacted by downturns or volatility in securities markets.

Real Estate Risk. Our primary exposure to real estate risk relates to residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and residential and commercial mortgage loans. Our exposure to these risks stems from various factors, including real estate supply and demand and interest rate fluctuations. General economic conditions and the recovery rate in the real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Credit Risk. There is a risk that issuers of our investments may default or that other parties may not be able to pay amounts due to us and our subsidiaries. We manage our investments to limit credit risk by diversifying our portfolio among various security types and industry sectors. In addition, we take into account default risk in our product pricing. Although we believe that we carefully manage these risks, there can be no guarantee that credit risk will be managed successfully in all situations. Any failure to successfully manage credit risk could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Our participation in securities lending programs and a repurchase program subjects us to potential liquidity and other risks.

We participate in a repurchase program, which is considered part of a securities lending program, whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided are sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities under repurchase agreements and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and repurchase activities over time, the amount of net investment income generated by these activities will also likely decline.

Also, Iowa law limits the amount of securities lending (which encompasses our repurchase program) to 10% of the relevant insurance company’s legal reserve (the net present value of all outstanding policies and contracts involving life contingencies). As of December 31, 2020, Midland National’s securities lending was 9.0% of its legal reserves. If this limitation was reduced to a lower percentage, our investment income would be reduced and we might be forced to liquidate investment assets to address ongoing cash requirements. However, we are not currently aware of any pending legislation or initiatives to amend the relevant statute.

We may have difficulty selling certain holdings in our investment portfolio in a timely manner and realizing full value given their illiquid nature.

There may be a limited market for certain investments we hold in our investment portfolio, making them relatively illiquid. These include privately-placed fixed maturity securities, mortgage loans, policy loans, leveraged leases, equity real estate, such as real estate joint ventures and funds, and other limited partnership interests. In recent years, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments during periods of market volatility or disruption, market prices may be lower than our carrying value in such investments. In the event of a forced sale, accounting guidance requires the recognition of a loss for securities in an unrealized loss position and may require the impairment of other securities based on our ability to hold those securities, which would negatively impact our financial condition. This could result in realized losses which could have a material adverse effect on our net income and financial position.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our business, financial condition and results of operations.

The determination of the amount of allowances and impairments vary by investment type and is based on our periodic case-by-case evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Such evaluations and assessments can change significantly from period to period, especially in times of high market volatility. There can be no assurance that management has identified all securities that could ultimately impact the level of impairments taken and allowances reflected in the financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

LIBOR is being discontinued as a floating rate benchmark, though not all aspects of the discontinuation are certain; the discontinuation has affected and will continue to affect financial markets generally and may also affect our operations, finances and investments specifically.

As a result of longstanding regulatory initiatives, LIBOR is being discontinued as a floating rate benchmark. The date of discontinuation will vary depending on the LIBOR currency and tenor. New LIBOR contracts are generally not expected to be entered into after December 31, 2021. Many existing LIBOR contracts will transition to another benchmark after June 30, 2023 or, in some cases, after December 31, 2021, although those transition dates may occur earlier, as described below (including as a result of the particular contractual terms for a given contract).

LIBOR has been the principal floating rate benchmark in the financial markets, and its discontinuation has affected and will continue to affect the financial markets generally and may also affect our operations, finances and investments specifically, as described below.

The UK Financial Conduct Authority (the “FCA”) is the regulator of the LIBOR administrator, which is ICE Benchmark Administration Limited (“IBA”). On March 5, 2021, the FCA announced that LIBOR settings will cease to be provided by any administrator or will no longer be representative after specified dates, which will be:

•	June 30, 2023, in the case of the principal U.S. dollar LIBOR tenors (overnight and one, three, six and 12 months); and

•	December 31, 2021, in all other cases (i.e., one week and two month U.S. dollar LIBOR and all tenors of non-U.S. dollar LIBOR).

The FCA’s announcement and a related announcement made by IBA on March 5, 2021 are referred to herein as the “FCA/IBA Announcements.”

As to any particular LIBOR-based security or obligation, the actual transition from LIBOR to another reference rate will generally require two separate events to occur. The first event includes the FCA/IBA Announcements; the second event is the occurrence of a contractually defined benchmark replacement date. Although most benchmark replacement dates will correspond to the dates above, some may not, depending on the relevant contractual terms, as a result of which actual transition dates in particular cases may vary.

The FCA has power under the UK benchmarks regulation to compel IBA to continue publishing LIBOR after the date on which IBA would otherwise have ceased doing so. In October 2020, the UK government introduced to Parliament legislation that would give the FCA additional regulatory powers related to the LIBOR discontinuation. That legislation has not been adopted. The proposed new regulatory powers under the legislation would enable the FCA to require changes to LIBOR, including changes to its methodology, in certain circumstances. The FCA has announced that it will consider using its powers (as proposed to be amended) to require continued publication, on a “synthetic basis,” of the principal U.S. dollar LIBOR settings for a further period after June 30, 2023. However, the FCA has also stated that any LIBOR settings published on a synthetic basis will no longer be representative for purposes of the UK benchmarks regulation. Accordingly, even if certain LIBOR settings continue on a synthetic basis, they are likely to have limited relevance to the financial markets generally and to us in particular.

In the U.S., there have been various efforts to identify a set of alternative reference interest rates for LIBOR. The market has generally coalesced around recommendations from the Alternative Reference Rates Committee (the “ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York. The ARRC has recommended that U.S. dollar LIBOR be replaced by the Secured Overnight Financing Rate (“SOFR”) plus, in the case of existing LIBOR contracts and obligations, a spread adjustment. As a consequence of the FCA/IBA Announcements, the spread adjustments for different tenors of U.S. dollar LIBOR have been set.

Although the foregoing reflects the likely timing and certain details of the LIBOR discontinuance, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published until any particular date or in any particular form.

The FCA and certain U.S. regulators have emphasized that, despite expected publication of U.S. dollar LIBOR through June 30, 2023, no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021.

Financial markets, particularly the trading market for LIBOR-based obligations, may be adversely affected by the discontinuation of LIBOR, the remaining uncertainties regarding its discontinuation, the alternative reference rates that will be used when LIBOR is discontinued (including SOFR) and other reforms related to LIBOR. There is no assurance that SOFR, as modified by an applicable spread adjustment, will be the economic equivalent of U.S. dollar LIBOR. SOFR-based rates will differ from U.S. dollar LIBOR, and the differences may be material.

We are continuing to evaluate the potential impact of the LIBOR transition and the establishment of an alternative reference rate, and we cannot predict what impact any related changes may have on our business, results of operations and financial condition.

Defaults on commercial mortgage loans and volatility in performance may adversely affect our business, financial condition and results of operations.

Commercial mortgage loans face heightened delinquency and default risk due to economic conditions which have had a negative impact on the performance of the underlying collateral, resulting in declining values and an adverse impact on the obligors of such instruments. An increase in the default rate of our commercial mortgage loan investments could have an adverse effect on our business, financial condition and results of operations.

In addition, the carrying value of commercial mortgage loans is negatively impacted by such factors. The carrying value of commercial mortgage loans is stated at outstanding principal less any loan loss allowances recognized. Considerations in determining allowances include, but are not limited to, the following: (i) declining debt service coverage ratios and increasing loan to value ratios; (ii) bankruptcy filings of major tenants or affiliates of the borrower on the property; (iii) catastrophic events at the property; and (iv) other subjective events or factors, including whether the terms of the debt will be restructured. There can be no assurance that management’s assessment of loan loss allowances on commercial mortgage loans will not change in future periods, which could lead to investment losses.

GPIM manages the majority of our portfolio pursuant to broad authority and we do not approve each investment decision made by GPIM, which could result in investment returns that are substantially below expectations or that result in losses.

The majority of our portfolio is managed externally, by an affiliated company, Guggenheim Partners Investment Management, LLC (“GPIM”). Our investment portfolio adheres to investment guidelines and policies and risk limits, however our advisor is allowed considerable discretion within the context of an Enterprise Risk Management (“ERM”) overlay as well as other compliance measures authorized by our Investment Committee, of which our investment manager is not a member. The discretion afforded to GPIM may result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Our historical investment performance should not be considered as indicative of future results of our investment portfolio.

The terms of our arrangement with GPIM may be more favorable than we would be able to obtain from an unaffiliated third-party and, as a result, we may be unable to replace the services that GPIM provides us on comparable terms.

Given that our ultimate parent company, Sammons Enterprises, indirectly owns a minority stake in GPIM’s parent company, we have been able to obtain certain pricing-related concessions from GPIM with respect to the investment management services it provides us. Although we expect to maintain a long-term relationship with GPIM, there can be no assurance that such relationship will be maintained. In the event that Sammons Enterprises sells its equity interest in GPIM’s parent company or we otherwise have an unaffiliated third party provide us with these services, we may not be able to obtain these services on terms and conditions, including cost, as favorable as those as we have historically obtained from GPIM.

Exposure to limited partnerships investments could adversely affect our investment portfolio.

We owned $1,494 million and $1,072 million of investments in limited partnerships at September 30, 2021 and December 31, 2020, respectively. As of September 30, 2021 and December 31, 2020, we had future funding commitments relating to limited partnerships of $921 million and $832 million, respectively. These investments consist primarily of domestic and international venture capital, mezzanine debt funds, hedge funds and other miscellaneous equity investments. These investments may produce investment income which fluctuates from period to period and is less predictable and more variable than may be the case with more conventional asset classes. In addition, many of these assets have limitations on redemptions and trading, which may cause them to be substantially less liquid than more conventional asset classes, such as publicly traded fixed income securities and equities.

If we do not appropriately structure our hedges in relation to our anticipated liabilities, our ability to conduct our businesses could be adversely affected.

We actively seek to hedge our securities market exposure, including exposure through the writing of indexed annuity products and indexed universal life products. Our ability to measure and manage risk and to implement our investment strategy and hedging arrangements is crucial to our success. If we do not properly structure such hedges to meet our expected liabilities, we could be forced to liquidate investments in order to pay any difference between the amount paid under the hedges and the amounts due for such liabilities, which could have an adverse impact on our financial condition or results of operations.

The success of our investment strategy and hedging arrangements will also be affected by general economic conditions. These conditions may cause volatile interest rates and securities markets, which in turn could increase the cost of hedging. Volatility or illiquidity in the markets could significantly and negatively affect our ability to appropriately execute our hedging strategies.

A downgrade or a potential downgrade in Midland National’s financial strength ratings could harm our competitive position.

Rating agencies regularly review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National as assigned by S&P, A.M. Best and Fitch were A+ (Strong), A+ (Superior) and A+, respectively. These ratings indicate a rating agency’s view of our ability to meet the obligations applicable to our in-force insurance contracts.

The rating agencies assign ratings based upon consideration of several qualitative and quantitative factors, including the rated company’s operating performance and investment results, products, risk profile, and capital resources. The rating agencies may also consider factors that may be outside of the rated company’s control, including changes in general economic conditions or their sentiment towards a particular industry. A downgrade in the ratings of Midland National could have an adverse effect on our business, financial condition and results of operations. In addition, a downgrade in the ratings of Midland National could adversely affect, among other things, (a) its ability to sell certain of its products, (b) the rate of contract surrenders and withdrawals and (c) the return on the insurance and annuity products it issues and, ultimately, the results of its operations. In addition, there can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

We cannot predict what actions rating agencies may take in the future that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any rating agency, and any such downgrade could adversely affect our business, financial condition and results of operations.

We may not be able to mitigate the reserve strain associated with Regulation 830 and NAIC Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The NAIC Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation 830” or “Model #830,” requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees. In addition, NAIC Actuarial Guideline 38 (“AG38”) clarifies the application of Model #830 with respect to certain universal life insurance policies with secondary guarantees. Many of our term insurance products and an increasing number of our universal life insurance products are affected by Model #830 and AG38, respectively. The application of both Model #830 and AG38 involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

Model # 830 and AG38 require Midland National to establish statutory reserves for applicable term and universal life products at a level that exceeds what the company’s actuarial assumptions for the applicable business would otherwise require. We have implemented, and may implement in the future, reinsurance and capital management actions to mitigate the capital impact of Model #830 and AG38, including the use of letters of credit and the implementation of other transactions that provide acceptable collateral to support the reinsurance of the liabilities to wholly owned reinsurance captives or to third-party reinsurers. These arrangements are subject to review by state insurance regulators.

As of January 1, 2015, our insurance company subsidiaries became subject to a new actuarial guideline, NAIC Actuarial Guideline 48 (“AG48”), that affects the types of assets insurance companies can use in captive reinsurance companies to back the reserves they hold for term and universal life products. Specifically, AG48 prescribes an actuarial method to determine the portion of the assets held to support reserves for certain term and universal life policies that must be “primary securities,” which are defined as cash and securities rated by the Securities Valuation Office of the NAIC (subject to some limited exceptions) or, in limited cases, certain other assets. AG48 provides that reserves in excess of those calculated with the prescribed actuarial method may be supported or financed with a broader range of assets, referred to as “other securities.” AG48 applies to certain term and universal life insurance policies written from and after January 1, 2015, or written prior to January 1, 2015, but not included in a captive reinsurer financing arrangement as of December 31, 2014. The NAIC adopted a revised Credit for Reinsurance Model Law in January 2016 and the Term and Universal Life Insurance Reserve Financing Model Regulation in December 2016 to replace AG48. Effective July 1, 2017, Iowa substantially adopted the revised Credit for Reinsurance Model Law. Effective January 10, 2018, Iowa substantially adopted the Term and Universal Life Insurance Reserve Financing Model Regulation, replacing AG48 for Iowa ceding insurers.

We cannot provide assurance that there will not be regulatory challenges to the reinsurance and capital management actions we have taken to date, or those we may take in the future, or that acceptable collateral obtained through such transactions will continue to be available or available on a cost-effective basis. The result of those potential challenges, as well as the inability to obtain acceptable collateral, could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Certain of the reserve financing facilities we have put in place will mature prior to the run off of the liabilities they support. As a result, we cannot provide assurance that we will be able to continue to implement actions either to mitigate the impact of Model #830, AG38 and AG48 on future sales of term and universal life insurance products or maintain collateral support related to our captives or existing third-party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. If we are unable to continue to implement those actions or maintain existing collateral support, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

Changes in regulations relating to reserves, such as implementation of principle-based reserving, could adversely impact our results of operations.

There have been recent regulatory changes to life insurance reserve calculations. On January 1, 2017, the principle-based approach to life insurance company reserves became effective, with a three-year phase-in period, for all new life insurance products issued on or after such date, excluding pre-need products. Principle-based reserving went into effect on January 1, 2020 for new life insurance products. Principle-based reserving does not apply to policies in force prior to January 1, 2017. The NAIC designed principle-based reserving to tailor reserves to specific products, and it applies to all of the life insurance products currently issued by our life insurance company subsidiaries other than pre-need. As compared to the prescriptive reserving approach applicable to life products written prior to January 1, 2017, principle-based reserving gives greater credence to the insurer’s past experience, anticipated future experience and current economic conditions. Accordingly, and in contrast to the prescriptive approach, certain assumptions regarding economic conditions, mortality and policyholder behavior will no longer be required to remain constant and may be updated. As a result, principle-based reserving may cause fluctuations to the amount of reserves held by our life insurance company subsidiaries. We applied principle-based reserving to a small block of term polices in 2019, and we have applied principle-based reserving to all new individual life business issued January 1, 2020 and later. Principle-based reserving will not affect reserves held by our life insurance company subsidiaries for policies in-force prior to January 1, 2017. We cannot predict whether or in what form additional reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the reported financial position or operations of our insurance company subsidiaries.

A significant portion of our institutional funding is obtained from a Federal Home Loan Bank, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from one counterparty.

A significant portion of our institutional funding is obtained from the FHLB, which primarily serves as a source of funding to complement our securities lending program. As of September 30, 2021 and December 31, 2020, we had $3.1 billion of FHLB borrowings outstanding. Should the FHLB choose to change its definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to the FHLB funding. This could occur if our creditworthiness falls below either of the FHLB’s requirements or if legislative or other political actions cause changes to the FHLB’s mandate or to the eligibility of life insurance companies to be members of the FHLB system.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain our products to their potential customers, and although we take precautions to avoid this result, such intermediaries may be deemed to have acted on our behalf. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could result in liability for us and have an adverse effect on our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

The insurance business is a heavily regulated industry and changes in state and federal regulation may affect our profitability.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which Midland National transacts business. Midland National is domiciled in Iowa and is licensed to transact its insurance business in, and is subject to regulation and supervision by, insurance regulators in all U.S. states and territories, except New York and American Samoa. The ability of Midland National to continue to conduct its business is dependent upon the maintenance of its licenses in these various jurisdictions.

State insurance laws regulate most aspects of Midland National’s insurance business. Insurance regulatory authorities in the United States have broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	establishing and revising statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	approving future rate increases;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

These laws and regulations affecting the insurance industry are complex and subject to change. Moreover, they are administered and enforced by a number of different regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the U.S. Department of Labor (the “DOL”), the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit contract holders rather than shareholders or holders of other securities of insurance companies or their holding companies. These laws and regulations may in some respects limit our insurance company subsidiaries’ ability to grow and improve the profitability of their businesses.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, can be made for the benefit of the consumer, or for other reasons, at the expense of the insurer, and thus could have an adverse effect on the financial condition and results of operations of our insurance company subsidiaries. Midland National cannot guarantee that the impact of any NAIC recommendations or proposed or future legislation or rule-making in the U.S. or elsewhere will not have an adverse effect on the results of operations or financial condition of our insurance company subsidiaries.

As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the “Amended Holding Company Model Act”). The Amended Holding Company Model Act introduced the concept of “enterprise risk” within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the “material and relevant risks” associated with the insurer’s (or insurance group’s) current business plans. Under the ORSA Model Act, certain insurers must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and will be available to other domiciliary regulators within the holding company system. In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the “Corporate Governance Model Act”), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. As adopted by the NAIC, the requirements of the Corporate Governance Model Act were effective January 1, 2016, with the first annual disclosure due by June 1, 2016. In December 2014, the NAIC promulgated additional amendments to the Amended Holding Company Model Act (the “Revised Amended Holding Company Model Act”) for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.

Each of the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers, and specifically in Iowa for the changes to apply to our insurance company subsidiaries. Iowa has substantially adopted the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act.

In February 2020, the NAIC adopted changes to the Suitability in Annuity Transactions Model Regulation (the “SAT Model Regulation”). The changes to the SAT Model Regulation must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers. Iowa has substantially adopted the changes to the SAT Model Regulation. The changes to the SAT Model Regulation enhance consumer protections related to annuity sales and require a producer to act in a customer’s best interest when making a recommendation to buy an annuity. To meet this standard a producer must not place his or her own financial interest ahead of the consumer’s and the producer must also satisfy four key obligations of care, disclosure, conflict of interest, and documentation.

Although the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, securities regulation and federal taxation, can significantly and adversely affect the insurance business.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) was enacted and signed into law. The Dodd-Frank Act made extensive changes to the laws regulating the financial services industry and required various federal agencies to adopt a broad range of new rules and regulations. Changes in general political, economic or market conditions, including as a result of the most recent U.S. presidential and congressional elections, could affect the scope, timing and final implementation of the Dodd-Frank Act. We cannot predict if or when future legislation or administrative guidance will be enacted or issued or what impact any changing regulation may have on our business, our customers or the insurance and financial services industries.

Among other things, the Dodd-Frank Act imposed a comprehensive new regulatory regime on the over-the-counter (“OTC”) derivatives marketplace. Title VII of the Dodd-Frank Act (“Title VII”) subjected “swap dealers”, “major swap participants”, “security-based swap dealers” and “major security-based swap participants” (each as defined in the legislation and further clarified by the rulemaking) to registration and substantial supervision and regulation, including capital standards, margin requirements, business conduct standards, recordkeeping and reporting requirements. Title VII also requires central clearing for certain derivatives transactions that the U.S. Commodities Futures Trading Commission (“CFTC”) determines must be cleared and are accepted for clearing by a “derivatives clearing organization” (subject to certain exceptions) and that certain transactions subject to the mandatory clearing requirement be executed on a regulated exchange or swap execution facility. Title VII also provided the CFTC with authority to impose position limits across markets, including the swap market. The ongoing implementation and finalization of the

Title VII requirements and its related regulations may adversely affect our ability to hedge risks associated with our business, including our fixed index annuity business, by increasing the costs of, imposing regulatory restrictions on, or reducing liquidity for derivatives transactions that we use to hedge such risks. Further, centralized clearing of derivatives transactions exposes us to concentrated risk of default by a clearinghouse with respect to our cleared derivative transactions.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”) and authorized the FSOC to designate non-bank financial companies as systemically important financial institutions (“SIFIs”), thereby subjecting them to enhanced prudential standards and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The prudential standards for non-bank SIFIs include enhanced RBC requirements, leverage limits, liquidity requirements, single counterparty exposure limits, governance requirements for risk management, stress test requirements, special debt-to-equity limits for certain companies, early remediation procedures, and recovery and resolution planning. MNL is above the initial quantitative threshold for treatment as a non-bank SIFI (total consolidated assets of $50 billion, including the assets of its subsidiaries). If the FSOC were to designate SFG as a non-bank SIFI, SFG would become subject to certain of these enhanced prudential standards. There are currently no such non-bank financial companies designated by FSOC as “systemically significant.”

On April 21, 2017, the President of the U.S. issued an executive memorandum to the Secretary of the U.S. Department of the Treasury (the “Treasury Department”), directing the Secretary of the Treasury Department to conduct a review of, and report to the President regarding, FSOC processes and imposing a temporary moratorium on non-emergency SIFI determinations and designations pending completion of such review and receipt of such report. The requested report, which the Treasury Department published on November 17, 2017, recommends significant changes to the FSOC processes for making SIFI determinations and designations. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which became effective May 24, 2018, made limited changes to Title I of the Dodd-Frank Act but did not make many of the changes recommended in the Treasury Department report. In December 2019, the FSOC released final interpretive guidance regarding a revised process for designating non-bank SIFIs that incorporates an activities-based approach to risk assessment. Pursuant to such guidance, the FSOC will pursue entity-specific determinations only if a potential risk or threat cannot be addressed through the activities-based approach. In addition, it is possible that, as a result of the most recent U.S. presidential election, the FSOC may take a more active approach in the coming years with respect to the designation of non-bank SIFIs. As a result, there is considerable uncertainty as to the future of determination of non-bank SIFIs, and whether the Company could be designated a SIFI.

The Dodd-Frank Act also established a Federal Insurance Office (the “FIO”) within the Treasury Department. The Dodd-Frank Act authorizes the FIO to assist the Secretary of the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the U.S. and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement.

Pursuant to this authority, in September 2017, the U.S. and the EU signed a covered agreement to address, among other things, reinsurance collateral and insurance group supervision requirements (the “EU Covered Agreement”), and the U.S. released the Policy Statement, providing the U.S.’ interpretation of certain provisions in the EU Covered Agreement. The Policy Statement provides that the U.S. expects that the group capital calculation developed by the NAIC will satisfy the EU Covered Agreement’s group capital assessment requirement. See “Regulation—Capital Requirements.” In addition, on December 18, 2018, a Bilateral Agreement between the U.S. and U.K. on Prudential Measures Regarding Insurance and Reinsurance, or the “UK Covered Agreement,” was signed in anticipation of the United Kingdom’s exit from the EU.

U.S. state regulators have until September 22, 2022 to adopt reinsurance reforms removing reinsurance collateral requirements for EU and UK reinsurers that meet the prescribed minimum conditions set forth in the applicable EU Covered Agreement or UK Covered Agreement or state laws imposing such reinsurance collateral requirements may be subject to federal preemption. The NAIC has adopted revisions to the Credit for Reinsurance Model Law and Model

Regulation that would, if adopted into law by state legislatures, implement the reinsurance collateral provisions of the EU Covered Agreement and UK Covered Agreement. Iowa has substantially adopted such amendments to the Credit for Reinsurance Model Law and Regulation. We cannot predict with any certainty what the impact of implementation of the EU Covered Agreement or the UK Covered Agreement will be on our business and whether the interpretation of the provisions of the EU Covered Agreement and the UK Covered Agreement will change.

The Company is required to comply with Statutory Accounting Principles (“SAP”). SAP and various components of SAP (such as actuarial reserving methodologies) are subject to review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals are currently pending before committees and task forces of the NAIC, some of which, if adopted, would negatively affect our reported financial position or operations. See “Regulation—NAIC—Recent Statutory Accounting Principles Working Group Proposals.”

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase the Company’s direct and indirect compliance efforts and other expenses of doing business.

The regulatory framework at the state and federal level applicable to our insurance company subsidiaries’ products is evolving, particularly as a result of the most recent U.S. presidential and congressional elections. The changing regulatory framework could affect the design of such products and our insurance company subsidiaries’ ability to sell certain products. Any changes in these laws and regulations could materially and adversely affect Midland National’s business, financial condition or results of operations. In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to Midland National’s detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause Midland National to change its views regarding the actions it needs to take from a legal risk management perspective, thus necessitating changes to its practices that may, in some cases, limit its ability to grow and improve the profitability of its business.

We face risks relating to litigation, including the costs of such litigation, management distraction and the potential for damage awards, which may adversely impact our business.

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the DOL and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA, and laws governing the activities of broker-dealers. Such regulatory examinations and investigations may result in fines, recommendations for corrective action or other regulatory actions. Companies in the life insurance and annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. Plaintiffs in class action and other lawsuits against Midland National may seek very large or indeterminate amounts, including compensatory, liquidated, punitive and/or treble damages, which may remain unknown for substantial periods of time. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments that are disproportionate to actual damages, including material amounts of punitive or non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive, or non-economic, compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments. In any event, responding to any such inquiries, examinations, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our management from its business. Moreover, even if we ultimately prevail in any such litigation, regulatory action or investigation, we could suffer significant harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations, including our ability to attract new customers, retain current customers and recruit and retain employees and agents.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The 2008 financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws, and FINRA rules apply to sales of our variable annuity products (which are considered to be both insurance products and securities) as well as to sales of third-party investment products. As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts issued by our insurance company subsidiaries also are registered under the Securities Act of 1933. One of our other subsidiaries is registered as a broker-dealer under the Securities Exchange Act of 1934 with the SEC and is a member of, and subject to, regulation by FINRA, and is also registered as a broker-dealer in various states, as applicable. Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect the securities markets and investment advisory and brokerage clients. Broker-dealers are subject to laws and regulations governing all aspects of the securities business including, but not limited to, sales and trading practices. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products and retirement business and our distributors that could have a material adverse effect on our results of operations and financial condition. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes in federal income taxation laws, including any reduction in individual income tax rates, may affect sales of our products and profitability.

The annuity and life insurance products that we market generally provide the contract holder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified Insurance Contract values (i.e. the “inside build-up”) is deferred until it is received by the contract holder. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. If legislation were enacted to eliminate all or a portion of the tax deferral for annuities, such a change would have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement vehicle.

Also, legislation has been proposed in recent years that could eliminate the “dividends received deduction” with respect to investment earnings on assets in insurance company separate accounts. The elimination or restriction of this deduction by legislative or regulatory action would adversely impact our results of operations.

Distributions from non-qualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances a 3.8% tax may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts.

The amount of Midland National’s statutory capital it must hold can vary significantly from time to time and is sensitive to a number of factors outside of our control, including securities market and credit market conditions.

Insurance regulators and the NAIC prescribe accounting standards and statutory capital and reserve requirements for SFG’s insurance company subsidiaries. The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for life, health and property and casualty companies. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable life, annuities and group annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses, the amount of additional capital Midland National must hold to support business growth, changes in securities market levels, the value of certain fixed maturity and equity securities in Midland National’s investment portfolio, changes in interest rates, as well as changes to the NAIC RBC formulas. Increases in the amount of required statutory reserves reduce the statutory capital used in calculating Midland National’s RBC ratios.

In addition, there have been recent regulatory changes made by, and continue to be projects underway with various working groups of the NAIC that may impact the classification and capital charges of our investments held by our insurance company subsidiaries. Such changes could lead to a lower RBC ratio for our insurance company subsidiaries. A material decrease in our insurance company subsidiaries’ RBC ratios could adversely affect our business. See “Regulation—NAIC—Recent VOS Task Force Actions and Proposals.”

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue. If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations.

We use reinsurance, indemnification and derivatives to mitigate our risks in various circumstances. In general, reinsurance does not relieve us of our direct liability to our contract holders, even when the reinsurer is liable to us.

Accordingly, we bear credit risk with respect to our reinsurers and indemnitors. A reinsurer’s or indemnitor’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements or indemnity agreements with us could have a material adverse effect on our financial condition and results of operations, including our liquidity.

Differences between actual claims experience and underwriting and reserving assumptions may adversely affect our financial results.

Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting prices for our products and establishing liabilities for future policy benefits and claims. Such amounts are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. To the extent that actual claims experience is less favorable than the underlying assumptions we used in establishing such liabilities, we could be required to increase our liabilities.

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future (including deviations resulting from errors in the calculation of estimated amounts). We evaluate our liabilities periodically based on accounting requirements, which change from time to time, the assumptions used to establish the liabilities, as well as our actual experience. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases would affect earnings negatively in the period in which the increase is made and have a material adverse effect on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, securities markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

We face competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships. Our annuity products compete with index, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and contract holders, ratings by rating agencies, reputation and commission structures.

Our ability to compete depends in part on returns and other benefits we make available to our contract holders through our life insurance and annuity products. We will not be able to accumulate and retain assets under management for our products if our investment results underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

We compete for distribution sources for our products. We believe that our success in competing for distributors depends on our financial strength, the services we provide to and the relationships we develop with these distributors, as well as offering competitive commission structures. Our distributors are generally free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors’ needs, we may not be able to establish and maintain satisfactory relationships with distributors of our life insurance and annuity products. Our ability to compete in the past has also depended in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

We distribute our life insurance and annuity products through a variable cost distribution network. We must attract and retain such marketers and agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. There can be no assurance that such relationships will continue in the future. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues would suffer.

Potential use of new distribution channels and use of direct to consumer distribution channels involves risks.

In 2020, we established Heyday as an online education platform that focuses on creating lifetime income through annuities. Heyday directly markets to consumers through social media and other digital methods. As a consumer becomes interested in an annuity purchase, the consumer has options on how they would like to interact with Heyday agents, including digitally, by telephone or in-person. There can be no assurance that this strategy will be successfully implemented. The inherent costs involved to launch products through a new distribution channel and the ongoing administration thereof may cause a financial burden that could outweigh the financial benefits we expect to receive. If we pursue such new distribution channel, we may have to incur significant expense to build out our administration and compliance systems and other related corporate functionality relating to such channel, and it may take time to generate sufficient business to make any such investment profitable. Accordingly, no assurances can be made that our products will be provided through this new channel, or that such utilization of new distribution channel will be successful.

The success of such new distribution channel would be largely reliant on the related technology. Developing and maintaining such a technology platform is expensive and complex and its continuous development, maintenance and operation would be costly. It may also expose us to additional risks in the event of material performance problems or defects, including heightened cyber security risks.

Additionally, the digital distribution channel is a developing market. Regulators continue to review and update the manner in which these types of distribution platforms operate and we may face administrative and compliance issues related to our use of online direct to consumer distribution channels, through Heyday or otherwise. Any of these eventualities could materially and negatively affect our reputation or our results of operations and financial condition.

Offering products through a digital direct distribution model may expose us to additional legal and regulatory risks. Plaintiffs’ lawyers are particularly active in the life insurance industry in bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to policyholders. Plaintiffs in class actions and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new policyholders and recruit and retain employees could be materially and adversely impacted.

Our profitability may decline if mortality rates or persistency rates or other assumptions differ significantly from pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality, persistency (how long a contract stays in force) and interest rates. In addition to the potential effect of natural or man-made disasters and catastrophic occurrences and pandemics, significant changes in mortality could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, effectiveness of treatment for disease or disability, or other factors. In addition, we could fail to accurately anticipate changes in other pricing assumptions, including changes in interest and inflation rates. Significant negative deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our products. Our earnings are significantly influenced by the claims paid under our insurance contracts and will vary from period to period depending upon the amount of claims incurred. There is only limited predictability of claims experience within any given month or year. Our future experience may not match our pricing assumptions or our past results. As a result, our business, financial condition and results of operations could be materially adversely affected.

Guarantees within certain of our products may decrease our earnings, increase the volatility of our results, result in higher risk costs and expose us to increased counterparty risk.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

We use hedging and risk management strategies to mitigate the liability exposure and the volatility of net income associated with these liabilities. These strategies involve the use of reinsurance and derivatives, which may not be completely effective. For example, in the event that reinsurers or derivative counterparties are unable or unwilling to pay, we remain liable for the guaranteed benefits.

In addition, hedging instruments may not effectively offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in contract holder behavior or mortality, combined with adverse market events, produce economic losses not addressed by the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, including net income, financial condition or liquidity.

The loss of key employees could disrupt our operations.

Our success depends in part on the continued service of key executives and our ability to attract and retain additional executives and employees. The loss of key employees, or our inability to recruit and retain additional qualified personnel, could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations and other aspects of our business.

Pursuant to U.S. federal and state laws, and laws of other jurisdictions in which we operate, various government agencies have established rules protecting the privacy and security of personal information, including personally identifiable policyholder information. In addition, most U.S. states and a number of jurisdictions outside the U.S., have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information, including personally identifiable policyholder information. Further, the Gramm-Leach-Bliley Act of 1999, imposes privacy and data security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limits the ability to share and reuse such information with third parties. Many regulators have indicated an intention to take more aggressive enforcement actions regarding cybersecurity and data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements.

Many of our employees have access to, and routinely process, personal information of clients through a variety of media, including IT systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our employees. It is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential client information, including personally identifiable policyholder information, or our data could be the subject of a cybersecurity attack. If we fail to maintain adequate internal controls or if our employees fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information, including personally identifiable policyholder information, could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Further, our third-party service providers, including third parties to whom we outsource certain of our functions, are also subject to the risks outlined above, any one of which could result in damage to our reputation, our incurring substantial costs or other negative consequences to us. If we or any of our third-party service providers fail to protect the confidentiality of client information, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from regulators, regarding the use of “big data,” such as using it to set product pricing. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny. We cannot predict what, if any, actions may be taken with regard to “big data,” but any inquiries into such use by regulators or other governmental authorities could cause reputational harm and any limitations could have a material impact on our business, financial condition and results of operations.

Controls and business continuity plans surrounding our IT could fail or security could be compromised, which could damage our business and adversely affect our financial condition and results of operations.

Our business is highly dependent upon the effective operation of our IT. We rely on IT throughout our business for a variety of functions, including processing claims and applications, providing information to contract holders and distributors, performing actuarial analyses and maintaining financial records. We have also begun to offer term life insurance products, and may in the future offer other of our products, through digital distribution platforms. Despite the implementation of security and back-up measures, our IT may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of controls and/or business continuity plans surrounding our IT for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operations. We plan to continue to make significant investments in IT to support the growth of our business.

We retain confidential information within our IT, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our IT could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable contract holder information and proprietary business information. Federal regulatory requirements and all fifty states require entities to provide notification to affected state residents and, in certain instances, state and federal regulators in the event of certain security breaches affecting personal information or information systems that contain personal information or confidential information. See “Regulation—Privacy and Cybersecurity Regulation” in this Offering Memorandum. Any compromise of the security of our computer systems or those of our third-party business partners and service providers, that results in unauthorized access to our data could expose us to a disruption and challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations and other expenses.

We may not be successful in implementing our business strategy of developing new products and services.

As part of our business strategy, we plan to develop innovative products and services in order to provide our distribution partners with a comprehensive suite of life and annuity products and services. Due to the inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;

new and expanded business activities may result in less growth or profit from what we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors; and

we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

We may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new business. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The financial services industry faces great uncertainty from a regulatory perspective.

On April 6, 2016, the DOL issued an amendment to the DOL regulations defining the term “fiduciary” that significantly expanded the circumstances under which certain insurance companies may become fiduciaries of employee benefit plans and individual retirement accounts (“IRAs”). The rule became applicable on June 9, 2017 with a phased implementation period ending on July 1, 2019. However, on March 15, 2018, the Fifth Circuit Court of Appeals vacated the amendment to the DOL regulations. In June 2020, the DOL proposed a “best interest” prohibited transaction exemption (“PTE”) for investment advice fiduciaries under ERISA. The proposal restored the five-part test for determining fiduciary status that was in effect prior to the 2016 DOL fiduciary rule. If fiduciary status is triggered, the PTE provides an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for conflict of interest transactions if the impartial conduct standards and disclosure obligations set forth in the PTE are satisfied. The DOL released the final version of the PTE as PTE 2020-02 in December 2020, and the PTE became effective on February 16, 2021. The final version of the PTE confirmed that advice to roll over assets from a qualified plan or an IRA may constitute investment advice under the five-part test for determining fiduciary status.

In addition, the financial services industry has seen additional instances of regulations being implemented at both the state and federal levels, which will and may continue to impact the way retirement advice is provided and products are manufactured, distributed and sold. For example, the NAIC adopted changes to the SAT Model Regulation. See “Regulation—Annuity Suitability.” The SEC created an entirely new set of rules revising, and in some cases, interpreting standard of care rules for securities transactions. See “Regulation—SEC’s Regulation Best Interest.” Individual states have adopted individual state fiduciary rules, including proposals in Nevada, New Jersey, Massachusetts, and others.

Regulatory uniformity may not be possible as a result of individual state actions, even as the SEC and NAIC have attempted to provide a roadmap for a new broadly uniform standard. This regulatory uncertainty will continue into 2021 and beyond as additional state proposals are introduced and deliberated.

Catastrophic event risks such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

Directors, Executive Officers and Corporate Governance

Set out below are the names and ages, as of July 30, 2021, of the directors and executive officers of Midland National and a description of the business experience of each of the respective individuals.

Name	Age	Position
Esfandyar E. Dinshaw	62	Chairman of the Board & Chief Executive Officer
William L. Lowe	57	President – Sammons Institutional Group
Ronovan G. Ottenbacher	66	President – Sammons Corporate Markets
Steven C. Palmitier	65	President & Chief Operating Officer and Director
Teri L. Ross	56	President – Shared Services
Robert R. TeKolste	54	President – SIAG
David C. Attaway	48	Vice President, Chief Financial Officer & Treasurer
Darron K. Ash	56	Director
Willard Bunn, III	77	Director
James Roderick Clark	71	Director
Thomas Corcoran	72	Director
George A. Fisk	72	Director
William D. Heinz	73	Director
Heather Kreager	63	Director
Michael M. Masterson	74	Director

Executive Officers and Directors

Esfandyar Dinshaw currently serves as Chief Executive Officer and Chairman of the Board of the Company. Mr. Dinshaw also is President of Sammons Enterprises, Inc., and Chief Executive Officer, Chairman, and President of Sammons Financial Group, Inc. He also serves as Chairman of the Board for North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance and Solberg Reinsurance. Mr. Dinshaw has more than 37 years of experience in the insurance industry with four different companies. Mr. Dinshaw has Bachelor of Science degrees from both the University of Karachi and Drake University. He currently serves on the Board of the American Council of Life Insurers and is a past Chairman of the Board for LL Global (parent organization of LIMRA & LOMA), both insurance industry-related organizations.

William Lowe is President – Sammons Institutional Group at the Company, a group that specializes in developing and distributing individual retirement products through broker/dealers. He has served in that role since May 2011 when he joined the Company with more than 29 years of financial services experience. He has served in a variety of leadership and executive roles in product distribution and business line management and has a history of success in the distribution of 401(k) plans, variable annuities, fixed annuities, life insurance, mutual fund products and managed accounts. He is a General Securities Principal, Investment Advisory Representative, Chartered Life Underwriter, Chartered Financial Consultant, and Fellow of the Life Management Institute. Bill has completed the General Management Program at the European Centre for Executive Development at INSEAD in Fontainebleau, France. He is currently on the boards of the Insured Retirement Institute in Washington, D.C., Freedom for Youth and the Principal Charity Classic in Des Moines, Iowa.

Ronovan Ottenbacher is President – Sammons Corporate Markets at the Company. Mr. Ottenbacher has more than 30 years in the financial services industry. He is a Chartered Life Underwriter, Fellow, Life Management Institute, and a Chartered Financial Consultant. He joined the Company in 2003, after serving as vice president at Clarica Life Insurance Company. Prior to his position at Clarica, Mr. Ottenbacher spent more than ten years with John Deere Insurance and AgCountry Financial Services in marketing and sales. He holds a Bachelor of Science degree in business from Northern State University, a Juris Doctor degree from Drake University and graduate degrees in law and a Master of Business Administration from Sangamore State University.

Steven Palmitier is President, Chief Operating Officer at the Company and a Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Canal Reinsurance, Midland National

Life Reinsurance, Solberg Reinsurance and Sammons Securities, Inc. Mr. Palmitier has more than 40 years of experience in the insurance industry, with a wide background in sales, marketing, and operations, serving at several different financial services companies in a variety of roles such as agent, field management, and as sales and marketing officer. He joined Midland National in 1996 as senior vice president and chief marketing officer. He has been active in the industry’s research and marketing organization (LIMRA) as a board member and has served on several of its committees. Mr. Palmitier holds a Bachelor of Arts degree from the University of Northern Iowa.

Teri Ross is President – Shared Services at the Company. As president of this division, Ms. Ross is responsible for the operations of the agency, new business, underwriting, policy administration, and claims departments. She also oversees the information technology functions for the Company. Shared Services is the largest division at the Company, with over 950 employees who provide service to more than 1.6 million in-force life and annuity policies. She has over 30 years of experience in the financial services industry. Ms. Ross is a member of the LOMA Operations Leaders Roundtable Committee, and she has received numerous designations including Fellow, Life Management Institute (FLMI); LIMRA Leadership Institute Fellow (LLIF); Associate, Annuity Products and Administration (AAPA); and Associate, Customer Service (ACS). She previously served on the board for Big Brothers Big Sisters of Central Iowa. Ms. Ross is a graduate of the University of Northern Iowa where she received a B.A. in management.

Robert TeKolste, CLU, LLIF, is President, Sammons Independent Annuity Group at the Company. With more than 25 years of experience in the insurance industry, he has a diverse background including sales, marketing, and operations management, and has served in sales and marketing management roles for industry-leading insurance companies. He previously served as president of the Company’s Shared Services division, and was responsible for the agency, new business, underwriting, policy administration, claims, and information technology business functions. Mr. TeKolste has a Bachelor of Science degree from Drake University in Des Moines, Iowa.

David Attaway is Vice President, Chief Financial Officer & Treasurer of the Company. Prior to joining Midland National Life Insurance Company in 2018, Mr. Attaway was the Chief Financial Officer at a large life insurance and annuity carrier from October 2013 to May 2018. Mr. Attaway has a Bachelor of Science degree in accounting from Clemson University in Clemson, South Carolina. He is a licensed Certified Public Accountant and is a member of both the American Institute of CPA’s and the Iowa Association of CPA’s.

Darron Ash currently serves on the board of directors for Midland National Life Insurance Company, North American Company for Life and Health Insurance and Sammons Financial Group, Inc. Mr. Ash is the Senior Vice President and Executive Committee member for Sammons Enterprises, Inc., and has been with Sammons since 2006. Mr. Ash joined Sammons with 17 years of experience in the public accounting, private equity, consumer products manufacturing, and professional services industries. Mr. Ash has a B.B.A degree in science from Texas A&M University and a Master of Business Administration in finance from the University of Texas.

Willard Bunn, III is an Independent Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Bunn currently is the Managing Director of Colonnade Advisors. He has served as chairman, chief executive, and/or director of several commercial banks in the course of his 50-year career. Mr. Bunn’s long career in the banking industry began at Chemical Bank in New York before he returned to Springfield, Illinois in 1978 to serve as Executive Vice President, and eventually Chairman and Chief Executive Officer of Marine Corporation, a multibank holding company with $1.2 billion of assets. Following Marine’s merger with Banc One, he was appointed Chairman and Chief Executive Officer of Banc One Illinois Corporation, a position which he held until 1994. Mr. Bunn went on to serve in various management positions with two investment banking firms. He served as a Director of Baytree Bank of Lake Forest, Illinois from its founding in 2000 and as Chairman of the Bank from April 2010 to August 2012. He served on the Board of Directors of CIB Marine Bancshares, Inc. until April 2020, a bank holding company based in Waukesha, Wisconsin. In addition, he served as Chairman of the Board for the Poetry Foundation until June 2020, a literary organization and publisher of Poetry magazine. Mr. Bunn is currently a Trustee Emeritus at Lawrenceville School. He serves as an advisory director of Chicago-based Campus2Career Transition Services, and a member of the valuation committee of The Banc Funds Company. Mr. Bunn holds a BA from Princeton University and an MBA from the University of Virginia. In addition, he holds the Series 79 securities license.

James Roderick Clark is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Clark retired in 2009, after 35 years in the oilfield services business. Prior to retirement, he was President and Chief Operating Officer of Baker Hughes Incorporated, and was responsible for 30,000 employees operating in more than 90 countries. Before Baker Hughes, Mr. Clark was President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He served on the Board of Directors of Ensco plc from 2008 to 2019 when Ensco merged with Rowan Companies plc, forming Valaris plc. Mr. Clark retired from the Board of Directors of Valaris in December 2019. He has served on the Board of Trustees of the Dallas Theological Seminary since 2006. Mr. Clark has a Bachelor of Arts degree from the University of Texas and a Master of Business Administration from the University of Texas.

Thomas Corcoran is an Independent Director serving on the board of directors of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc., and also as Chairman of Sammons Enterprises, Inc. He was a founder of FelCor Lodging Trust in 1991, a publicly-traded real estate investment trust focused exclusively on hotels. He served as Chief Executive Officer of FelCor from its founding until beginning his tenure as non-executive Chairman of its Board in 2006. Mr. Corcoran served as Chairman of FelCor until its merger with RLJ Lodging Trust in 2017. In addition to his role with Sammons, he is the Chairman and CEO of TCOR Hotel Partners, LLC. TCOR owns four hotels in Dallas, Texas, Tampa and Jacksonville, Florida and Baltimore, Maryland and seeks to acquire additional premium select service hotels. Mr. Corcoran’s other board appointments include the American Hotel & Lodging Association (AH&LA) and Dallas County Community College District Foundation. He is Past Chairman of AH&LA and Past Chairman of the IHG Owners Association. Mr. Corcoran has a Bachelor of Arts degree from Washburn University and a Juris Doctor degree from Washburn University Law School.

George A. Fisk is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Fisk joined the Board of Directors of Prosperity Bankshares on November 1, 2019 in connection with the Legacy Texas Financial Group. Inc. merger. Mr. Fisk served on the Board as Vice Chairman of both Legacy Texas and Legacy Texas Bank since January 2015, following completion of the merger of Viewpoint Financial Group, Inc. with Legacy Texas Group, Inc., where Mr. Fisk served as Chief Executive Officer and Vice Chairman since 2004. Between 2001 and 2004, Mr. Fisk served as shareholder of Fisk & Robinson, P.C., which merged with McGladrey LLP in 2001. He has worked in the financial services sector for more than 40 years. He currently serves as a board member of the Independent Bankers Financial Corporation. Mr. Fisk is a member of the Chief Executives Round Table, a former director of the Federal Reserve Bank of Dallas and the Freeman Company, and a former advisory board member of the College of Business of the University of North Texas and the Texas Tech University Graduate School of Banking. Mr. Fisk holds a B.A in government from Texas Tech University and an M.B.A. in banking and finance from the University of North Texas. Mr. Fisk is a Certified Public Accountant.

William Heinz is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. He currently is a partner at the law firm Jenner & Block LLP in Chicago. He previously served on the Board of Directors of Partners Financial Group, a bank holding company, for approximately 10 years, from the time of its founding through its subsequent acquisition. He currently serves as counsel to the board of trustees of a Big Ten university, and has served as counsel on Sarbanes Oxley issues to the Audit Committees of publicly traded companies. Mr. Heinz is a Fellow of the American College of Trial Lawyers. He has served as the past State Chair for Upstate Illinois for the American College of Trial Lawyers, and has served in a variety of leadership roles at the Illinois State Bar Association, the Chicago Bar Association and the Association of Professional Responsibility Mr. Heinz has a Bachelor of Science degree from Millikin University and a Juris Doctor degree from the University of Illinois.

Heather Kreager is a director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance, Solberg Reinsurance, Sammons Institutional Group, Inc., and Sammons Securities, Inc. Ms. Kreager is the Chief Executive Officer of Sammons Enterprises, Inc. and a member of its Board of Directors, chairing the company’s Executive Committee. She also serves as Chairman of Compatriot Capital, a Sammons Enterprises’ real estate subsidiary. She joined the Sammons organization in 1985, and served as General Counsel for Sammons Enterprises, Inc. and Sammons Communications Inc. as well as President of Sammons Enterprises, Inc. prior to her appointment as Chief Executive Officer (CEO) of Sammons Enterprises in 2014. She has served on the Executive Committee and Board since 2008. In addition to her role as CEO of Sammons Enterprises, Inc., Heather is CEO for Sammons Equity Alliance, Inc., the holding company for Sammons’ real estate and investment businesses. Ms. Kreager received her Bachelor of Arts degree from Vanderbilt University. She received her Juris Doctorate degree from Southern Methodist University School of Law and received her MBA from the University of Dallas.

Michael Masterson is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. Mr. Masterson was the Company’s past Chairman and CEO prior to his retirement in 2011. Mr. Masterson earned a Bachelor of Arts degree from the University of Minnesota and is a graduate of the University of Minnesota Executive Program, the Harvard Executive Program in Competitive Strategies, and the LIMRA Leadership Institute. He has also earned his CLU, ChFC, and LLIF designations and has been a member of various industry boards, including the LIMRA International Board, the National Endowment for Financial Education and the American Council of Life Insurers (ACLI) Board.

Executive Compensation

This section is a review, summary and overview of our executive compensation program.

Compensation Philosophy and Strategy

The focus when designing Midland National’s Executive Compensation program is on recruitment, retention and to reward talented individuals and we do so by providing fair and competitive total compensation. This is accomplished through structured compensation to avoid excessive risk taking and/or behaviors, but which encourages entrepreneurship and promotes exceptional performance. Our compensation programs are also designed to promote ethical long-term thinking consistent with our objective of creating ever increasing enterprise economic value through solid financial performance. We provide incentives to enhance shareholder value, drive value creation, increase profits and promote the best returns on capital invested. We recognize individuals who make significant contributions to Midland National’s performance.

Total compensation is based on a holistic approach and may include any or all of the following: annual base salary, annual bonus or incentive compensation, long-term bonus or other long-term compensation, deferred compensation, retirement plans such as ESOP, supplemental executive retirement plans and welfare benefits such as life, health and disability insurance.

Compensation will be market driven as determined by periodic independent surveys. We will regularly survey the marketplace to determine how our total compensation compares with similar positions, as well as comparison with peer companies where possible. The mix of compensation elements may vary due to specific market conditions for specialized jobs.

As an ESOP owned enterprise, it may not be possible to be competitive with the stock equity programs of peer publicly held companies or total compensation plans of private equity firms. Executive compensation must be consistent with the principles of employer ownership and long term value creation. While Executives have higher levels of responsibility and accountability, Midland National’s results reflect the efforts of all employees.

Performance-based compensation will be discretionary and not strictly formulaic. Discretion includes consideration of circumstances (positive or negative) beyond the control of the Executive that affect performance. In making decisions on compensation for Executives, both the Executive Committee and Independent Committee (Compensation Committee) will be guided by the fundamental principles of fairness. Both Committees have the discretion to make compensation decisions that reflect the individual contributions of an Executive to perpetuate Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees in order to achieve equity, both internally and in the relevant marketplace.

Since the Executive Committee’s principal focus and duties concern perpetuating Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees, it is desirable that the design of compensation programs for members support this focus.

Variable compensation elements for members should emphasize a focus on both the overall performance of Midland National, plus the performance of the Controlled Investments over which any member has lead management oversight responsibility. The overall performance of Midland National will generally be determined by the change in value year to year.

The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports. There may be exceptions warranted where more are included in the covered group, however it will be rare to have fewer covered by this oversight. All recommendations for compensation changes, promotions, bonuses and awards will be reviewed on a “one over one” basis. For example, compensation changes requested for a subordinate will require the approval of at least one level above the requestor. The direct superior will have responsibility for making the compensation recommendation for a subordinate. Executive Committee approval will be required for any changes impacting the people and positions they oversee. With the exception of Executive Committee compensation, all recommendations will be reviewed and approved by the next higher level of management.

Annual rewards/incentives for team results should keenly focus leaders on a balance of both short and long term financial results. Individual Leadership Development Plans (LDP’s) and Discretionary Bonus Objectives (DBO’s) will also be reflected in the annual rewards/incentives.

Through this strategy, not only will we be able to attract and retain the top talent needed to achieve our growth and financial performance objectives, we will also incentivize our top talent to achieve the best possible results.

Compensation Principles:

Determination of annual and long-term incentive awards is discretionary and will not use indexes or mechanical formulas. When a percentage of base pay is used to calculate a variable compensation award, the base compensation on the last day of the performance period should be used to determine the amount of variable award.

Role of the Executive Committee and Board of Directors

The Board of Directors consists of the Executive Committee members and the Independent Directors. The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports.

Role of the Compensation Committee of the Board of Directors of Midland National

The Independent Directors serve as the Compensation Committee. The Compensation Committee is responsible for reviewing and approving the Compensation Philosophy and Programs as recommended by the Executive Committee. The Compensation Committee is also responsible for creating the compensation incentive programs and plans for the Executive Committee. The Compensation Committee reviews and approves the compensation recommendations for the Executive Committee direct reports. The Compensation Committee is responsible for determining and approving the compensation awards (base, bonus, L-TIP) for the Executive Committee and Key Officers.

Role of Human Resources

The Human Resources Department is responsible for the administrative and support tasks related to compensation review and administration, as assigned by the Executive Committee and Compensation Committee. The Human Resources’ role includes preparing the compensation materials for the review of the Executive Committee and

Compensation Committee, evaluating outside data and comparing to our organization, researching and understanding compensation plans in the market and assisting with the design of Company compensation programs and plans, and assisting the Compensation Consultant with relevant information and data.

Role of Compensation Consultant

When needed, the Company has retained Compensation consultants to assist and provide services including serving as an advisor to senior management on various issues relating to executive compensation practices. They also provide relevant market data and analysis and assist us in evaluating the competitiveness of the total compensation program.

Elements of the Total Rewards for our Executive Officers Compensation

•	Base Salary

•	Annual Executive Incentive Plan

•	Employee Stock Ownership Plan (ESOP) (for some)

•	Supplemental ESOP Plan (for some)

•	Long-Term Incentive Plan (for some)

•	Deferred Compensation Plan (for some)

•	Executive Perquisites (Club memberships, cars, etc.)

Base Salary

Our base compensation is designed to be competitive with our industry peers for each position. We do not seek to be the highest or the lowest, but strive to maintain a balanced mid-range approach, recognizing the value of all other forms of compensation. Base compensation may vary between individuals in like positions based on comparative job performance and experience. Additionally, we will attempt to promote exceptional performance through forms of variable pay which are intended to recognize and reward both individual and collective performance.

Compensation for Senior Executives is market driven as determined by periodic independent surveys (typically conducted every two to three years) for comparable responsibilities. Time in position, performance and experience will be used to determine positioning in the range.

Base salary is considered to be the least effective compensation tool for driving desired business results.

Annual Executive Incentive Plan (Bonus)

Focus is on variable “at risk” compensation. There are two components, operational performance and accomplishment of Discretionary Bonus Objectives (DBO’s).

We place a significant emphasis on operational performance such as annual financial results, with the balance of focus on personal accomplishments and DBO’s. Awards are not linear and not formulaic. Fairness and equity should be the benchmark rather than mechanical formulas. Awards should be based on what the individual has accomplished. A participant should not be rewarded for results that were due primarily to positive external factors, nor should a participant be significantly penalized for economic conditions that were uncontrollable and unavoidable.

Awards are based on a look back over the previous year’s results.

•	Were the business initiatives identified in the prior year implemented in a timely and competent manner?

•	Were there any unforeseen obstacles encountered and how well were these managed?

•	Were overall business results achieved in a collaborative and sustainable manner?

•	What was the degree of stretch in the business plan targets?

Changes to the design and format of this plan are made periodically as market conditions warrant and may occur during a plan year.

ESOP

Currently, the value of the ESOP as a retirement plan far exceeds that of most other retirement plans in existence. It is a long term plan that focuses employees on their contribution to value creation. For the Senior Executives participating in this plan, the portion of the ESOP that exceeds typical retirement plans is considered to be a form of long term compensation. This important component of compensation must be taken into consideration when determining the total rewards associated with a position.

ESOP Supplemental Executive Retirement Plan (SERP)

ESOP SERP A

IRS regulations limit qualified retirement plan contributions for highly compensated employees. This plan provides a “make whole” for qualified retirement benefits lost due to treasury limitations. There is an ESOP SERP A Plan and an ESOP SERP B Plan. Previous participation in the ESOP SERP A plan has been limited to the top leaders in each Business Unit. The ESOP award for each participant will be determined and any “lost benefit” not received from the ESOP due to maximum allocation limitations is calculated for each participant and placed in a phantom share account. The account can only be accessed after separation from service. If an individual is a participant in the ESOP SERP A they should also be a candidate for entry into the Deferred Compensation plan.

Contributions grow in value on the same basis as the qualified plan contributions. Timing and form of payment must be elected in advance. Changes to the design and format of this plan are made periodically as market conditions warrant.

ESOP SERP B

For the ESOP SERP B there is a review each year of potential new participants. The ESOP SERP B plan is not a phantom share account as is the ESOP SERP A plan but is instead a cash account. The cash account will be credited with an annual interest at the Executive Committee’s discretion. There is also a specific vesting requirement for the ESOP SERP B plan. The account can only be accessed after separation from service and upon attainment of 55 years of age and 10 years of service.

Long-Term Incentive Plan (LTIP)

Focus is on achievement of critical long-term financial goals, with particular emphasis on the creation of shareholder value. When reviewing business unit value we will look at value growth realized at the annual valuation, as well as dividends from the Business Units and cash invested in the Business Units. Not formulaic, to the extent possible performance and awards should be determined based on individual business unit results.

Participation typically includes the top operational leader in the business unit (President or CEO of a business unit) as well as designated participants considered to be high potentials in the business unit.

Currently, LTIP bonus targets are a percentage of a participant’s base salary. The LTIP bonus target percentage varies by participant. Performance is measured over a three-year period and awards vest over the three-year period following the end of the performance period. 50% of the award vests in the year following the performance period and 25% vesting occurs in each of the following two years.

Changes to the design and format of this plan are made periodically in order to respond to changes in the operating environment.

Deferred Compensation Plan

This plan provides a limited number of executives an opportunity to defer any form of cash compensation (base salary, annual Incentive or L-TIP).

This core purpose of Deferred Compensation is to increase focus on value creation. Therefore, it is desirable to link the interest credit or growth factor of these deferrals to the value created at SFG. This can be accomplished in a variety of ways such as stock price growth, Return on Investment (ROI), etc. Limitations on upside potential and downside risk are provided in the current plan.

Taxes are deferred until actual receipt of funds. Timing and form of payments must be elected in advance. Currently, both a lump sum and annual installment option are available. Changes to the design and format of this plan are made periodically as market conditions warrant.

Executive Perquisites

Automobile allowances and club memberships are provided where competitive market conditions warrant.

Other Compensation and Benefits

In addition to the compensation and benefits noted, we also offer our employees, including our Named Executive Officers (defined below), a benefits package that includes group health, dental and vision coverage, group life insurance, short and long-term disability coverage and various deferred compensation and retirement benefits.

The programs are reviewed annually to ensure that the benefits offered are beneficial to our employees, cost-effective and are competitive within our industry.

Tax-Qualified Retirement Plans

The following tax-qualified retirement plans are offered to eligible employees, including our Named Executive Officers:

Sammons Enterprises, Inc. 401(k) Plan

Sammons Enterprises, Inc. sponsors the 401(k) Plan, a tax-qualified plan for its eligible employees, including the Named Executive Officers. Eligible employees may contribute to the 401(k) Plan on a before tax or after tax Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual eligible compensation as defined in the plan. Before-tax and Roth 401(k) contributions are subject to contribution limits ($19,500 in 2021) and compensation limits ($290,000 in 2021) imposed by the Internal Revenue Code of 1986, as amended (the “Code”). There is no company match.

For 2021, our Named Executive Officers were:

•	Esfand Dinshaw, Chairman and Chief Executive Officer

•	Donald T. Lyons, President and Chief Financial Officer

•	Steve Palmitier, President and Chief Operating Officer MNL & NA

•	Rob TeKolste, President, SIAG

•	Bill Lowe, Chief Executive Officer and President, SIG & SFN

Sammons Enterprises, Inc. Employee Stock Ownership Plan (“ESOP”). The ESOP is a plan designed to allow employees of a Sammons Enterprises, Inc. (“Sammons”) company that has adopted the ESOP, to accumulate a retirement benefit based on the value of Sammons Stock while an individual is actively employed by a Sammons company. The ESOP enables employees to acquire a retirement benefit based on the value of Sammons Stock without cost to the employee. Employees can use this benefit to increase their income in their retirement years.

Summary Compensation Table

The following table is a summary of information regarding the total compensation paid to our Named Executive Officers for the periods indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Totals ($)
Esfandyar E. Dinshaw	2020	919,117	2,860,490					2,407,228	6,186,835
Chairman & CEO	2019	873,160	856,440					2,393,871	4,123,471
	2018	846,867	2,292,000					2,135,478	5,274,345

David C. Attaway	2020	311,250	117,786					59,331	488,367
Vice President, Chief	2019	293,334	133,757					16,694	443,785
Financial Officer & Treasurer	2018	173,333	93,240					9,598	276,171

Steven C. Palmitier	2020	665,441	967,761					1,189,467	2,822,669
President and Chief	2019	646,488	950,513					1,158,403	2,755,404
Operating Officer	2018	625,300	815,768					964,196	2,405,264

Robert R. TeKolste	2020	576,439	1,174,607					757,713	2,508,759
President—Sammons	2019	559,650	1,071,368					693,864	2,324,882
Institutional Annuity Group	2018	542,500	921,389					634,293	2,098,182

William L. Lowe	2020	571,279	1,357,130					279,788	2,208,197
President—Sammons	2019	552,923	1,190,358					70,184	1,813,465
Institutional Group	2018	525,798	766,182					66,504	1,358,484

Security Ownership of Certain Beneficial Owners and Management

SEI indirectly owns 100% of the voting securities of Midland National. SEI’s principal executive offices are located at 5949 Sherry Lane Dallas, Texas 75225. SEI is 100% owned by its Employee Stock Ownership Plan (ESOP).

Transactions with Related Persons Promoters and Certain Control Persons (amounts in $1,000’s)

The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefit and management services. The Company was charged $31,765, $34,493 and $35,522 in 2020, 2019 and 2018, respectively, related to these contracts.

In 2013, the Company issued guaranteed investment contracts (“GICs”) to SEI for $102,000. In 2016, the Company issued additional GICs of $100,000. During 2020, the contracts were surrendered. These contracts totaling $0 and $202,579 in 2020 and 2019, respectively, are included in liabilities for deposit type funds in the statements of admitted assets, liabilities and capital and surplus. Interest incurred on these contracts was $3,114, $4,932 and $3,190 in 2020, 2019 and 2018, respectively.

The Company pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. (“GPIM”). SEI holds an indirect interest in Guggenheim. During 2020, 2019 and 2018, the Company incurred fees of $47,585, $44,239 and $42,095, respectively, for these investment management services. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

Guggenheim Commercial Real Estate Finance, LLC, (an indirect subsidiary of Guggenheim) provides commercial mortgage loan origination and servicing services for the Company. The Company incurred expense of $7,776, $8,109 and $8,036 in 2020, 2019 and 2018, respectively, for these commercial mortgage services. The fee is calculated monthly based on the outstanding principal balance of the commercial mortgage loans and real estate owned multiplied by a contractual rate.

SEI has a noncontrolling interest in KDC Holdings, LLC (“KDC”), a real estate development and investment company focusing on office build-to-suite facilities. KDC Des Moines Development One, LLC, (“KDCDM”) a subsidiary of KDC, provided services to the Company associated with the construction of a new home office building in West Des Moines, Iowa. During 2020 and 2019, the Company paid KDCDM $2,909 and $1,059, respectively, for these services, and capitalized those costs as building and improvements reported as a component of real estate in the statements of admitted assets, liabilities and capital and surplus.

In December 2020, the Company originated a commercial mortgage loan for Pathfinder Ranches, LLC, which is an indirect subsidiary of SEI. The reported value was $25,000 and is reported in mortgage loans in the statements of admitted assets, liabilities and capital and surplus at December 31, 2020. The loan was issued at 4.35% and matures in 2027.

At December 31, 2020, the Company holds an investment security issued by GPIM. The security is reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2020 (3.50% interest, $52,413 par, $52,355 reported value, due 2023). At December 31, 2019, the security was reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus (3.50% interest, $52,972 par, $52,899 reported value, due 2023).

The Company holds $566,036 and $619,268 of investments in debt securities issued by affiliates which are reported in bonds in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2020 and December 31, 2019, respectively. The Company also holds $605,653 and $573,383 of limited partnership interests in affiliates which are reported in other invested assets in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2020 and 2019, respectively.

The Company provided certain investment, accounting, policy administration and management services to North American. The Company received reimbursements of $128,942, $132,296 and $134,271 in 2020, 2019 and 2018, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to MNL Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2018 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Solberg Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2018 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Canal Re. The Company received reimbursements of $125 and $0 in 2020 and 2019, respectively.

The Company provided certain investment, accounting, payroll administration and management series to SIG for which it was reimbursed $6,333, $5,527 and $6,676 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company provided certain investment, accounting, payroll administration and management services to SFN for which it was reimbursed $19,750, $22,304 and $26,134 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company issued surplus notes payable to SFG in 2013 for $142,000, in 2014 for $200,000, in 2017 for $495,000, and in 2020 for $200,000. The interest rates on the surplus notes range from 6.0% to 7.5%. The surplus notes totaled $1,037,000 and $837,000 as of December 31, 2020 and 2019 respectively. The Company paid interest to SFG on these surplus notes in the amount of $54,350 in each 2020, 2019 and 2018.

The Company is party to a reinsurance agreement with Guggenheim Life and Annuity Company (“GLAC”), an affiliate. This is an indemnity agreement and covers 100% of all policies issued from January 1, 2008 through September 30, 2009 of specific annuity plans. Reserve credits of $127,537 and $135,843, associated with this agreement are reported as a component of liabilities for future policy benefits as of December 31, 2020 and 2019, respectively. In addition, reserve credits of $816 and $1,252 associated with this agreement are reported as a component of policy and contract claims as of December 31, 2020 and 2019, respectively.

The Company is party to a coinsurance agreement with North American. In this indemnity agreement, the Company assumes 80% of all policies issued by North American on or after January 1, 2014 of specific annuity plans. The Company recognized $12,929, $43,733 and $104,501 at December 31, 2020, 2019 and 2018, respectively, of premium under this agreement in the statement of operations. The Company retrocedes 100% of this business to a third party reinsurer through a modified coinsurance agreement.

The Company has a coinsurance agreement with MNL Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of permanent life insurance products to MNL Re. The Company recognized reserve credits of $1,067,683 and $974,256 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits. The Company recognized $626,778 and $540,386 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by a contingent note guarantee (“LLC Note”) with a balance of $440,905 and $433,870 for 2020 and 2019, respectively. The LLC Note held by MNL Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of MNL Re.

The Company has a coinsurance agreement with Solberg Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of term life insurance to Solberg Re. The Company received experience refunds related to this agreement of $18,170, $12,105 and $27,409 during the years ended December 31, 2020, 2019 and 2018, respectively. The Company recognized reserve credits of $540,543, and $535,803 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $191,472 and $179,766 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $349,070 and $356,037 for 2020 and 2019, respectively. The LLC Note held by Solberg Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Solberg Re.

On September 30, 2019, the Company entered into a coinsurance agreement with Canal Re, an affiliated limited purpose subsidiary life insurance company. The Company ceded a defined block of term life insurance products to Canal Re. The Company received experience refunds related to this agreement of $44,467 and $0 during the years ended December 31, 2020 and 2019, respectively. The Company recognized reserve credits of $294,576 and $240,667 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $113,471 and $83,095 at December 31, 2020 and 2019 of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $181,105 and $157,571 for 2020 and 2019, respectively. The LLC Note held by Canal Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Canal Re.

EXPERTS

The financial statements of Midland National Life Insurance Company as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Midland National Life Insurance Company Separate Account C are in the SAI. The SAI is part of the registration statement filed on Form N-4.

FINANCIAL INFORMATION

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations to our contract holders. Our reserves may be held in our general account, or with respect to certain products in our separate accounts. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product or contract.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account and separate accounts’ assets, as well as the loss in market value of those investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract holders or to provide collateral necessary to finance our business operations.

We strive to maintain a solid risk-adjusted capitalization for our current business strategy and related investment risks. Our capital position is supported by our operations and our fixed-income investment portfolio. In addition, we are subject to state insurance regulations based on the risk-based capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”) and report our RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items, as well as taking into account our risk characteristics. We currently target a minimum RBC ratio (company action level) of 400%.

Selected Financial Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Statement of Operations Data:
Premium considerations:
Life	$862,658	$834,451	$1,154,707	$1,422,912	$1,203,090
Annuity	5,587,095	2,421,597	2,526,365	2,620,471	3,751,312

Total premium considerations	6,449,753	3,256,048	3,681,072	4,043,383	4,954,402
Net investment income and other revenues	1,982,908	2,262,883	2,350,711	3,096,197	3,677,128

Total revenues	8,432,661	5,518,931	6,031,783	7,139,580	8,631,530

Total benefits and expenses	7,961,534	5,042,205	5,522,022	6,438,281	7,912,080

Net gain from operations before federal income taxes and before realized capital gains or (losses)	471,127	476,726	509,761	701,299	719,450
Net income	$152,626	$371,200	$401,605	$545,794	$546,417

	As of December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Balance Sheet Data:
Cash and invested assets	$59,094,762	$53,060,013	$51,705,164	$50,942,825	$46,055,443
Total admitted assets	67,262,504	60,416,251	57,914,703	56,495,203	51,098,306
Aggregate reserves for life and annuity contracts	43,223,475	38,935,399	37,541,225	35,492,546	32,010,416
Other liabilities	19,833,970	17,628,421	16,802,270	17,588,595	15,988,766
Total liabilities	63,057,445	56,563,820	54,343,495	53,081,141	47,999,182
Total capital and surplus	4,205,059	3,852,431	3,571,208	3,414,062	3,099,124

Management’s Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion provides an assessment of the statutory basis financial position and results of operations of Midland National. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the Iowa Insurance Division. Certain differences exist between SAP and GAAP. See Note 1 of Midland National’s statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements which can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements are subject to risks and uncertainty. Future events and outcomes may differ materially from those made or suggested by the forward-looking statements contained in this prospectus. We do not assume any responsibility for actual future results that differ from expectations reflected in forward-looking statements. For more information about the risks and uncertainties that may cause actual results to differ materially from forward-looking statements, please see “Risk Factors” in Section 7—Midland National Life Insurance Company.

Overview

Midland National is a life insurance company domiciled in the state of Iowa. The Company offers a variety of financial and retirement products through multiple distribution channels. Its insurance products include life insurance, including bank and credit union-owned life insurance, and fixed and variable annuities.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results of Operations—Years Ended December 31, 2020 and 2019

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2020	2019
	(dollars in thousands)
Revenues:
Life premium	$862,658	$834,451	3%
Annuity considerations	5,587,095	2,421,597	131%
Net investment income	2,320,212	2,353,707	-1%
Other income	(337,304)	(90,824)	271%

Total Revenues	8,432,661	5,518,931	53%

Benefits and Expenses:
Policyholder benefits	2,969,121	2,981,481	0%
Change in policyholder reserves	4,300,648	1,394,173	208%
Operating costs and other items	694,142	596,035	16%
Net transfers to (from) separate accounts	(2,377)	70,516	-103%

Total Benefits and Expenses	7,961,534	5,042,205	58%

Operating results before Federal income taxes and realized capital gains (losses)	471,127	476,726	-1%
Federal income taxes	125,687	70,237	79%

Operating results before realized gains (losses)	345,440	406,489	-15%
Realized gains (losses) net of Federal income taxes	(192,814)	(35,289)	446%

Net income	$152,626	$371,200	-59%

Operating results before Federal income taxes and realized capital gains (losses) decreased by 1% for the twelve months ended December 31, 2020 compared to the twelve-month period ended December 31, 2019. This decrease is primarily attributable to increases in certain statutory excess reserves established during the 2020 period due to declines in interest rates offset, in part, by increased earnings generated from the growth in inforce life and annuity business in 2020.

Net income decreased 59% in 2020 compared to 2019. This decrease was largely driven by higher realized losses incurred in 2020 compared to 2019. The realized losses in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Revenues

Total revenues increased 53% in the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. Following is a discussion of the primary contributors to this increase.

Life insurance premiums increased 3%. Direct premium was up 34% primarily due to increases in sales of bank owned life and credit union owned life insurance. This was offset by an increase in ceded premium, primarily due to a large initial ceded premium on the reinsurance of an inforce life block in 2020. Annuity considerations in 2020 were 2.3 times higher than 2019. This increase was primarily due to sales of Multi-Year Guarantee fixed annuities (MYG). The higher production is directly related to the increase in policyholder reserves as well.

Net investment income decreased 1% in the 2020 period compared to 2019. The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2020	2019
	(dollars in thousands)
Net Investment Income:
Bonds	$2,058,710	$2,080,762	-1%
Preferred stocks	25,166	13,650	84%
Common stocks	11,850	7,813	52%
Mortgage loans	204,361	215,349	-5%
Real estate	2,607	1,992	31%
Policy loans	22,860	22,797	0%
Cash and short-term investments	5,046	15,115	-67%
Derivative instruments	100,840	170,565	-41%
Other invested assets	127,347	118,396	8%
Other investment income	1,152	2,105	-45%

Total gross investment income	2,559,939	2,648,544	-3%
Less: investment expenses	239,727	294,837	-19%

Net investment income	$2,320,212	$2,353,707	-1%

The decrease in 2020 is primarily attributable to a decrease in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is offset by a corresponding increase in policyholder reserves. Index option and futures payouts decreased in 2020 compared to 2019 due to the relative decrease in annual returns on equity market indices during 2020 compared to 2019. Excluding derivative instruments, net investment income increased 2% in 2020 compared to 2019. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets, partially offset by decreased earned yields as general market interest rates decreased during 2020. In addition, the impact from the Company’s additional allocation of assets to its company owned life insurance in mid-2019 decreased income from its bond portfolio and increased other income.

The decrease in other income is attributable to a larger reserve adjustment on reinsurance ceded in 2020 (negative $524 million) compared to 2019 (negative $103 million). The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding increase in net policy outflows ceded on the block reinsured. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $90.1 million in 2020 compared to $28.2 million in 2019) and increased reinsurance experience refund (income of $62.6 million in 2020 compared to $12.1 million in 2019).

Benefits and Expenses

Policyholder benefits remained flat in 2020 compared to 2019. This was primarily attributable to an increase in life and annuity death benefits offset by a reduction in life and annuity surrender benefits. Surrender and withdrawal benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves increased 208% in 2020 compared to 2019. This increase was largely driven by an increase in reserves due to a significant increase in MYG annuity sales offset somewhat by ceded reserves associated with the execution of a new life reinsurance agreement with an unaffiliated third party.

Operating costs and other items increased 16% in 2020 compared to 2019. This is primarily due to an increase in commissions on the increased sales.

Net transfers to (from) separate accounts were ($2.4) million in 2020 compared to $70.5 million in 2019, due to a decline in variable annuity premium in 2020. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer decreased in 2020 due to the reductions in variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2020 was 27% compared to 15% in 2019. The increase in the effective tax rate is primarily attributable to taxes reported in 2020 associated with a financial reinsurance transaction in which the company ceded a block of life insurance business.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2020 were $192.8 million compared to losses of $35.3 million in 2019. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Analysis of Results of Operations—Years Ended December 31, 2019 and 2018

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2019	2018
	(dollars in thousands)
Revenues:
Life premium	$834,451	$1,154,707	-28%
Annuity considerations	2,421,597	2,526,365	-4%
Net investment income	2,353,707	2,252,880	4%
Other income	(90,824)	97,831	-193%

Total Revenues	5,518,931	6,031,783	-9%

Benefits and Expenses:
Policyholder benefits	2,981,481	2,735,271	9%
Change in policyholder reserves	1,394,173	2,048,680	-32%
Operating costs and other items	596,035	642,919	-7%
Net transfers to (from) separate accounts	70,516	95,152	-26%

Total Benefits and Expenses	5,042,205	5,522,022	-9%

Operating results before Federal income taxes and realized capital gains (losses)	476,726	509,761	-6%
Federal income taxes	70,237	25,179	179%

Operating results before realized gains (losses)	406,489	484,582	-16%
Realized gains (losses) net of Federal income taxes	(35,289)	(82,977)	-57%

Net income	$371,200	$401,605	-8%

Operating results before Federal income taxes and realized capital gains (losses) decreased by 6% for the twelve months ended December 31, 2019 compared to the twelve-month period ended December 31, 2018. This decrease is primarily attributable to increases in certain statutory excess reserves during the 2019 period offset, in part, by increased earnings generated from the growth in inforce business in 2019.

Operating results before realized gains and losses decreased 16% in 2019 compared to 2018. This decrease is larger than the decrease in operating earnings before income taxes primarily due to lower Federal income taxes in 2018 compared to 2019. Midland National incurred realized losses on fixed maturity securities in 2018 as it sold lower yielding securities and purchased higher yielding securities as interest rates increased in 2018. These losses in 2018 were the result of increasing interest rates and not due to credit deterioration in the portfolio. These losses qualify as capital losses for Federal income tax purposes and Midland National had the ability to carry these losses back to offset prior years’ capital gains and receive a benefit equal to the 35% effective rate in those carryback years. The incremental benefit of the difference between the prior effective tax rate of 35% and the current effective tax rate of 21% is recognized as a reduction in the current year tax provision applicable to operations. The recognition of the 14% differential as a component of Federal income taxes applicable to operations significantly reduced the 2018 effective tax rate applicable to operations. There was no similar Federal income tax item in the 2019 tax provision.

Revenues

Total revenues decreased 8% in the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018. Following is a discussion of the primary contributors to this decrease.

Life insurance premiums decreased 28%. Excluding an initial ceded premium of $241.9 million paid to Canal Re on September 20, 2019, life insurance premiums decreased 9%. Midland National took steps to limit the amount of additional premium above target premium that could be deposited on certain universal life products. The reduction in premium due to additional premium above target premium has a direct offset in change in policyholder reserves. First year target premium written in 2019 was lower than the comparable 2018 period. Target premium for indexed universal life insurance decreased in 2019 compared to 2018, which decrease was partially offset by increased term premiums. Annuity considerations decreased 4% in 2019 compared to 2018. This decrease was the result of increased competition in the marketplace. The lower production is directly offset by a lower change in policyholder reserves. Net investment income increased 4% in the 2019 period compared to 2018.

The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2019	2018
	(dollars in thousands)
Net Investment Income:
Bonds	$2,080,762	$2,090,330	0%
Preferred stocks	13,650	16,168	-16%
Common stocks	7,813	6,126	28%
Mortgage loans	215,349	208,887	3%
Real estate	1,992	2,737	-27%
Policy loans	22,797	23,371	-2%
Cash and short-term investments	15,115	11,415	32%
Derivative instruments	170,565	46,616	266%
Other invested assets	118,396	120,039	-1%
Other investment income	2,105	4,913	-57%

Total gross investment income	2,648,544	2,530,602	5%
Less: investment expenses	294,837	277,722	6%

Net investment income	$2,353,707	$2,252,880	4%

The increase in 2019 is primarily attributable to an increase in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is offset by a corresponding increase in policyholder reserves. Index option and futures payouts increased in 2019 compared to 2018 due to the increase in equity market indices in 2019. Lower index option and futures payouts in the latter half of 2018 were due to the significant decrease in the equity market indices during that period. Excluding derivative instruments, net investment income decreased 1% in 2019 compared to 2018. The decrease in net investment income, excluding derivative instruments, is attributable to decreased earned yields on bonds and preferred stocks as general market interest rates decreased during 2019 partially offset by increased earnings from higher levels of bonds and commercial mortgage loans. In addition, the impact from the Company’s allocation of assets to its company owned life insurance at the end of 2018 decreased income from its bond portfolio and increased other income.

The decrease in other income is attributable to a reduction in experience refunds received from an affiliated limited purpose captive subsidiary ($12.1 million in 2019 compared to $27.4 million in 2018) and a significant decrease in net reserve adjustments on reinsurance ceded (reduction of other income of $102.7 million in 2019 compared an increase in other income of $159.4 million in 2018). The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding decrease in policy reserves. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $28.2 million in 2019 compared to a loss of $11.3 million in 2018) and increased amortization of the interest maintenance reserve (income of $28.7 million in 2019 compared to income of $19.5 million in 2018).

Benefits and Expenses

Policyholder benefits increased 9% in 2019 compared to 2018. This increase was primarily attributable to a 11% increase in life and annuity surrender benefits and a 3% increase in life and annuity death benefits. The annuity benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves decreased 32% in 2019 compared to 2018. This is the result of lower life and annuity considerations received and significant decrease in reserves applicable to index credits applied to policyholder values offset, in part, by higher excess reserve increases on certain life insurance business.

Operating costs and other items decreased 7% in 2019 compared to 2018. This decrease is the net of a decrease in general operating expenses and a decrease in commission expenses during 2019Commissions have decreased as a result of our lower life and annuity premium considerations.

Net transfers to (from) separate accounts decreased 26% in 2019 compared to 2018. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer decreased in 2019 due to the reductions in variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2019 was 15% compared to 5% in 2018. The increase in the effective tax rate is primarily attributable to Midland National’s realized capital losses in 2018 that were carried back to previous periods resulting in a recognized tax benefit of 35%, which rate was effective in the carryback periods. The differential in the rates of 35% and 21% was recognized as a benefit in the 2018 tax provision applicable to operations. The effective Federal income tax rate in 2019 aligns with Company expectations on a going forward basis. The expected effective Federal income tax rate is lower than the statutory rate of 21% due to tax credits from qualified tax credit bonds held by the Company and other tax exempt bond income.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2019 were $35.3 million compared to losses of $83.0 million in 2018. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2019 were primarily related to other than temporary impairments recognized on several oil and gas exploration and production securities, an impairment on a private debt fund security and additional impairments on real estate owned. The losses reported in 2018 are primarily attributable to a loss of $71 million on the liquidation of a service company subsidiary. This loss was offset by the release of a corresponding unrealized loss directly in surplus. The balance of the losses in 2018 were primarily applicable to an impairment on real estate owned.

Liquidity and Capital Resources

Liquidity

Cash inflows consist primarily of premiums and deposits on insurance and annuity products, investment income and proceeds from sales or maturities of investments. Cash outflows consist primarily of benefits to policyholders and beneficiaries, payments for policy and contract surrenders, dividends to Sammons Financial Group, payments for investments acquired, operating expenses and taxes.

Midland National structures its investment portfolio to provide liquidity for timely payment of policy benefits, operational expenses and other obligations such as dividends. Midland National’s cash and short-term invested assets were $1,448.0 million and $494.4 million at December 31, 2020 and December 31, 2019, respectively.

Net cash provided by operating activities was $4,520.7 million and $1,689.5 million for the years ended December 31, 2020 and December 31, 2019, respectively. Net cash flow from operating activities primarily consists of net investment income and premium receipts from insurance contracts less benefit payments, operating expenses and income taxes. The increase in cash provided by operating activities in 2020 is primarily due to higher premiums collected during 2020 compared to 2019, specifically on higher sales of multi-year guarantee fixed annuities, offset by an increase in benefit payments due to the aging of the Company’s inforce blocks of business.

Cash flow (used by) or from financing activities was $1,624.0 million and ($545.9) million for the years ended December 31, 2020 and 2019, respectively. The increase of cash in 2020 was primarily related to net change in repurchase agreements and FHLB advances of $1,067 million, increases in funds held under coinsurance of $321 billion and increases in remittances of $352 million. The cash used by financing activities in 2019 was primarily related to the initial purchase of company owned life insurance of $522 million.

Midland National is a member of the FHLB of Des Moines. The FHLB membership provides the Company a borrowing facility with access to low cost funding. As members of the FHLB, Midland National is required to purchase and hold the FHLB common stock. In addition, Midland National is required to purchase activity common stock equal to 5.0% of outstanding borrowings. As of December 31, 2020, Midland National owned a total of $132.9 million of membership and activity common stock of the FHLB.

The Company utilizes the FHLB borrowing ability as a source of funding to complement its security lending program. The Company had total outstanding borrowings from the FHLB of $3.1 billion at December 31, 2020 and $2.3 billion at December 31, 2019. These borrowings are fully secured by assets pledged as collateral to the FHLB. The total borrowing capacity available to the Company is dependent on the type and amount of assets eligible to be pledged as collateral. The Company believes it has sufficient assets available to be pledged as collateral to meet any unexpected liquidity need in the foreseeable future.

The Company utilizes a security lending program (primarily repurchase agreements) to enhance investment income. This program could be used as a source of short-term funds if the need arose. As of December 31, 2020 and December 31, 2019, the Company had outstanding repurchase agreements of $4.2 billion and $3.9 billion, respectively. The repurchase agreements involve the sale of securities and an agreement to repurchase the same securities at a later date at an agreed- upon price. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under these repurchase agreements are typically invested in fixed income securities. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. The collateral for these agreements is reported in bonds in the balance sheet of the Company. Iowa, the state of domicile for the Company, limits the amount of securities lending to 10% of policyholder legal reserves. As of December 31, 2020, Midland National’s securities lending was 9% of policyholder legal reserves.

At December 31, 2020 Midland National had outstanding capital commitments to limited partnerships of $832.3 million.

Insurance Policyholder Liabilities

Liquidity needs vary by product. Factors that affect each product’s need for liquidity include interest rate levels, contract size, competitive products, termination or surrender charges, market value adjustments, federal income taxes, benefit levels and level of underwriting risk. To help assure that obligations will be met when they fall due, the Company uses asset/liability cash flow management techniques that take into consideration current and total investment return requirements, asset and liability durations, risk tolerance, and cash flow requirements. The Company closely monitors the general account to assess asset/liability matching and to modify investment strategies and rebalance investment portfolio durations as necessary. The fair values for liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk.

The Company’s product features enhance its liquidity position. Virtually all individual deferred annuity products and universal life products contain surrender charges for varying durations, reducing the risk that customers will seek withdrawals during the period surrender charges are in place. Surrender charges allow the Company to better plan the maturities of its invested assets by reducing the risk that future cash outflows will exceed anticipated levels. Also, 69% of the Company’s in-force annuity products (measured by reserves) at December 31, 2019 had a market value adjustment (“MVA”) that protects the Company when surrenders occur as a result of changes in market interest rates.

The following table provides a summary of statutory annuity reserves by withdrawal characteristics:(1)

	December 31, 2020:
(dollars in millions)	Annuity Reserve Amount	Percent of Total
Subject to discretionary withdrawal:
With fair value adjustment	$24,484	66%
At fair value	2,029	5%
At book value less surrender charge of 5% or more	260	1%

Total with adjustment or fair value	26,773	72%
At book value without adjustment	10,023	27%
Not subject to discretionary withdrawal	560	1%

Total	37,356	100%
Reinsurance ceded	(3,354)

Total net of reinsurance	$34,002

(1)

Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to annuities and deposit funds. These are liabilities on the balance sheets of financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the value to be withdrawn by policyholders.

As indicated in the table above, 1% of policyholder funds at December 31, 2020 were not subject to discretionary withdrawal and another 72% were subject to adjustments and charges that are designed to protect the Company from early withdrawals in the event that they occur. We believe that this structure provides the Company with a relatively stable block of deposit liabilities which helps reduce the risk of unexpected cash withdrawals and the adverse financial effects cash withdrawals could cause.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

Although cash flow testing includes many different scenarios, cash flow requirements are inherently unpredictable, as they are affected by external factors, such as changes in interest rates.

There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience because withdrawal and surrender levels are influenced by factors such as the interest rate environment and the Company’s claims-paying and financial strength ratings.

Capital Resources

As of December 31, 2020 and 2019, Midland National’s total adjusted capital (“TAC”), as defined by the NAIC, was $4,712 million and $4,349 million, respectively. The TAC is used to calculate the Company’s risk based capital (“RBC”) at the end of each reporting period. As of December 31, 2020 and 2019, Midland National’s authorized control level RBC was 804% and 931%, respectively. Midland National’s TAC is well in excess of all RBC standards as of both indicated reporting dates. In addition, Midland National monitors its capital levels as determined by each of its rating agencies (AM Best, Standard & Poor’s and Fitch). As of December 31, 2020 and 2019 Midland National’s capital exceeds the amount necessary to maintain its current ratings.

The following table summarizes the components of MNL’s TAC:

	December 31,
(dollars in thousands)	2020	2019
Capital and surplus	$4,205,059	$3,852,431
Asset valuation reserve	506,759	496,408
Subsidiaries’ asset valuation reserve	636	617

Total Adjusted Capital	$4,712,454	$4,349,456

The Company is wholly owned by SFG and its ability to pay dividends is limited by the laws of the state of Iowa, its state of domicile. Without prior approval of the commissioner of the Iowa Insurance Division, MNL is limited to pay ordinary dividends to SFG of $420.5 million in 2021. MNL paid dividends to SFG of $205.1 million in 2020, $222.3 million in 2019 and $232.4 million in 2018.

Midland National has three wholly owned limited purpose captive subsidiaries domiciled in the state of Iowa. The purpose of these captive subsidiaries is to provide statutory relief for redundant statutory required reserves on certain life insurance policies. The statutory relief is in the form of admissibility of qualifying regulatory defined other security assets. The following describes the arrangements applicable to each wholly owned limited purpose captive subsidiary.

Solberg Reinsurance Company (“Solberg Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American Company for Life and Health Insurance (“North American”), an affiliate of Midland National. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $726 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Solberg Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Solberg Re.

MNL Reinsurance Company (“MNL Re”), another wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee by an unrelated third party for specific risks on certain permanent life insurance policies assumed by MNL Re from Midland National and North American. The contingent note guarantee has a term of 18 years and an aggregate maximum amount of $1,432 million. The contingent note can be drawn upon when actual policy benefits applicable to the specific permanent life insurance policies exceed certain thresholds. MNL Re does not anticipate drawing funds against the contingent note. The amount of the contingent note guarantee is reported as an admitted asset by MNL Re.

Canal Reinsurance Company (“Canal Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, was launched on September 30, 2019 at which time it secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $411 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Canal Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. The Company recognized funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020.

Midland National’s parent, SFG, has issued senior notes in 2013, 2017 and 2021. The proceeds from these notes issued in 2013 and 2017 were used to purchase surplus notes from SFG’s insurance subsidiaries to support business growth. Midland National received $142 million in 2013 and $295 million in 2017 as capital contributions from these senior note offerings to support its business growth. The proceeds from the notes issued in 2021 were used to support continued business growth. SFG has the ability to issue additional debt in order to support future business growth of Midland National and other insurance subsidiaries. SEI also has access a bank line of credit and other sources of capital that can be contributed to SFG and its insurance subsidiaries to support business growth.

Investments

Midland National had total cash and invested assets of $59,095 million and $53,060 million at December 31, 2020 and 2019, respectively, as illustrated below:

	December 31, 2020		December 31, 2019
(dollars in thousands)	Admitted Value	% of Total Admitted Value	Admitted Value	% of Total Admitted Value
Cash and invested assets
Bonds	$48,452,287	81.9%	$44,434,060	83.7%
Stocks
Preferred	771,536	1.3%	261,244	0.5%
Common-subsidiaries	279,528	0.5%	348,159	0.7%
Common-other	433,602	0.7%	266,377	0.5%
Mortgage loans	4,403,274	7.4%	4,538,436	8.6%
Real estate	100,995	0.2%	38,774	0.1%
Policy loans	404,383	0.7%	395,058	0.7%
Cash, cash equivalents and short-term investments	1,448,036	2.5%	494,409	0.9%
Receivable for securities	3,720	0.0%	4,835	0.0%
Derivative securities	459,488	0.8%	321,814	0.6%
Other invested assets	2,337,913	4.0%	1,956,847	3.7%

Total cash and invested assets	$59,094,762	100.0%	$53,060,013	100.0%

All investments held by the Company are monitored for conformity with the qualitative and quantitative limits prescribed by the Iowa insurance laws and regulations. In addition, the Company’s Board of Directors periodically reviews the investment portfolio, including its credit quality and performance. The Company’s investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio to provide adequate liquidity for projected insurance and reinsurance obligations, and to generate income while prudently managing the portfolio’s risk.

Bonds

The following table summarizes the admitted values and estimated fair values of the Company’s bond portfolio for the years ended December 31, 2020 and 2019:

	At December 31, 2020			At December 31, 2019
(dollars in thousands)	Estimated Fair Value	Admitted Value	% of Total Admitted Value	Estimated Fair Value	Admitted Value	% of Total Admitted Value
Bonds
U.S. government	$3,294,399	$2,857,238	5.9%	$4,215,110	$3,897,795	8.8%
All other government	378,280	356,028	0.7%	130,336	118,217	0.3%
U.S. special revenue & special assessment obligations, non-guaranteed	14,871,124	12,770,970	26.4%	13,986,819	12,666,754	28.5%
Industrial and miscellaneous	33,355,239	30,616,769	63.2%	28,107,007	26,641,842	59.9%
Bank Loans	1,245,769	1,232,890	2.5%	437,992	437,285	1.0%
Parent, subsidiaries and affliates	618,850	618,392	1.3%	673,577	672,167	1.5%

Total bonds	$53,763,661	$48,452,287	100.0%	$47,550,841	$44,434,060	100.0%

Preferred stock	$831,674	$771,536	100.0%	$287,527	$261,244	100.0%

Common stock
Parent, subsidiaries and affliates	$279,528	$279,528	39.2%	$348,159	$348,159	56.7%
Other	433,602	433,602	60.8%	266,377	266,377	43.3%

Total common stock	$713,130	$713,130	100.0%	$614,536	$614,536	100.0%

The Company’s rating designations are based on ratings from nationally recognized rating organizations, primarily those assigned by S&P, Moody’s Investor Service, Inc. (“Moody’s”) and Fitch. The Company’s bond portfolio consisted of 93.4% and 96.4% of investment grade securities at December 31, 2020 and 2019, respectively. The NAIC Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state-regulated insurance companies. Comparisons between the NAIC ratings and rating agency designations are published by the NAIC. The NAIC assigns securities quality ratings and uniform valuations, which are used by insurers when preparing their annual statements to their state insurance regulators. The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations (“NRSRO”) for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody’s, or BBB- or higher by S&P and Fitch), by such ratings organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody’s, or rated BB+ or lower by S&P and Fitch). Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based on the following system:

NAIC Rating	NRSRO Equivalent
1	Aaa/Aa/A
2	Baa
3	Ba
4	B
5	Caa and Lower
6	In or near default

The following table summarizes Midland National’s bond portfolio by NAIC ratings:

(dollars in thousands)
	At December 31, 2020		At December 31, 2019
NAIC Rating	Admitted Value	% of Total	Admitted Value	% of Total
1	$31,497,837	65.1%	$33,718,813	75.9%
2	13,763,416	28.4%	9,121,019	20.5%
3	1,597,634	3.3%	1,089,424	2.5%
4	1,323,549	2.7%	347,273	0.8%
5	251,811	0.5%	139,595	0.3%
6	18,040	0.0%	17,936	0.0%

Total Bonds	$48,452,287	100.0%	$44,434,060	100.0%

The admitted value of investments in bonds, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Values	% of Total	Admitted Values	% of Total
Contractual maturity
Due in one year or less	$727,317	1.5%	$575,267	1.3%
Due after one year through five years	4,804,693	9.9%	3,648,990	8.2%
Due after five years through ten years	6,321,205	13.0%	5,771,953	13.0%
Due after ten years	18,302,170	37.8%	15,419,563	34.7%
Securities not due at a single maturity date (primarily mortgage-backed securities)	18,296,902	37.8%	19,018,287	42.8%

Total Bonds	$48,452,287	100.0%	$44,434,060	100.0%

Important factors in the selection of investments include diversification, credit quality, liquidity, yield and call protection. The relative importance of these factors is determined by market conditions and underlying product or portfolio characteristics. The largest asset class in which bonds were invested was Industrial and Miscellaneous, which constituted 63.2% and 59.9% of bonds at December 31, 2020 and 2019, respectively.

The following tables summarize the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Industrial and Miscellaneous bonds at December 31, 2020 and 2019:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Industrial & Miscellaneous
Transportation	$3,214,333	$3,189,192	10.5%	$3,100,495	$3,045,885	11.5%
Banking	3,615,914	3,185,241	10.4%	3,413,390	3,153,664	11.9%
CLO	2,973,461	2,992,733	9.8%	2,961,452	2,991,400	11.3%
Military Housing	3,482,090	2,966,823	9.7%	3,204,453	2,863,600	10.7%
Insurance	2,742,090	2,448,455	8.0%	2,286,426	2,115,433	7.9%
Energy	1,904,907	1,689,109	5.5%	1,162,098	1,079,257	4.1%
Consumer Non Cyclical	1,372,387	1,187,632	3.9%	627,489	589,390	2.2%
Consumer Cyclical	1,174,442	1,092,933	3.6%	539,905	514,715	1.9%
Financial	1,077,172	1,041,630	3.4%	1,384,775	1,357,590	5.1%
Brokerage/Asset Managers/Exchanges	1,092,236	1,003,906	3.3%	683,665	651,847	2.4%
Agency	943,617	857,921	2.8%	918,743	883,875	3.3%
Whole Business	896,729	839,597	2.7%	981,771	942,379	3.5%
Communications	882,382	763,192	2.5%	484,641	438,622	1.6%

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Basic	845,333	748,082	2.4%	369,996	345,511	1.3%
Technology	788,445	683,326	2.2%	602,301	552,445	2.1%
Traditional-Conduit	675,783	665,047	2.2%	857,927	841,408	3.2%
Capital Goods	572,811	496,366	1.6%	127,423	120,733	0.5%
CTL	477,830	454,509	1.5%	193,995	180,195	0.7%
CRE-CLO	415,701	415,519	1.4%	277,275	276,839	1.0%
Other Financials	406,821	380,015	1.2%	218,971	206,967	0.8%
Triple Net Lease	331,019	323,517	1.1%	296,114	288,890	1.1%
Cell Tower	333,448	311,405	1.0%	161,988	155,736	0.6%
Other Industrials	324,834	299,058	1.0%	89,589	81,279	0.3%
Electric	304,363	256,497	0.8%	214,130	185,288	0.7%
Alt-A	267,713	249,515	0.8%	323,662	293,456	1.1%
CDO	249,918	249,343	0.8%	193,586	191,313	0.7%
REIT	252,052	226,929	0.7%	325,338	306,204	1.1%
Finance Company	247,178	224,011	0.7%	170,933	160,967	0.6%
Sovereign	252,125	223,605	0.7%	165,181	149,620	0.6%
Prime	229,419	212,283	0.7%	507,672	481,645	1.8%
Other ABS	178,310	175,138	0.6%	196,967	193,161	0.7%
Other	188,330	160,911	0.5%	226,727	206,074	0.8%
Credit Card	118,708	118,000	0.4%	118,885	118,000	0.4%
Traditional-Single Borrower	120,380	113,902	0.4%	122,390	116,314	0.4%
Subprime	99,886	89,608	0.3%	127,576	115,178	0.4%
Diversified Payment Rights	92,396	86,704	0.3%	97,014	93,919	0.4%
Power	51,617	47,921	0.2%	50,325	48,052	0.2%
Automotive	46,057	45,330	0.1%	157,685	156,194	0.6%
Re-Remic	44,800	35,903	0.1%	48,345	36,933	0.1%
Consumer Unsecured	34,995	34,343	0.1%	54,419	53,490	0.2%
Non-Traditional	29,611	28,045	0.1%	34,903	31,827	0.1%
Servicing Advance	3,596	3,573	0.0%	2,803	2,800	0.0%
Net Lease	0	0	0.0%	23,584	23,747	0.1%

Total Industrial & Miscellanous	$33,355,239	$30,616,769	100.0%	$28,107,007	$26,641,842	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$16,675,679	$15,468,238	50.6%	$17,877,818	$17,038,330	64.0%
2	14,591,125	13,217,252	43.2%	9,170,734	8,588,159	32.2%
3	1,506,851	1,372,208	4.5%	863,565	826,304	3.1%
4	503,199	474,083	1.5%	142,777	138,306	0.5%
5	69,605	76,413	0.2%	43,389	42,112	0.2%
6	8,780	8,575	0.0%	8,724	8,631	0.0%

Total Industrial & Miscellaneous	$33,355,239	$30,616,769	100.0%	$28,107,007	$26,641,842	100.0%

The following table summarizes the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Bank Loans at December 31, 2020 and 2019:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Bank Loans
Technology	$283,507	$282,201	22.9%	$123,032	$122,789	28.2%
Consumer Non Cyclical	231,520	226,283	18.4%	79,652	79,693	18.2%
Consumer Cyclical	146,588	151,419	12.3%	44,785	45,155	10.2%
Transportation	122,177	118,519	9.6%	—	—	0.0%
Communications	86,842	85,635	6.9%	44,331	43,936	10.1%
Capital Goods	81,592	80,081	6.5%	21,616	21,638	4.9%
Brokerage/Asset Managers/Exchanges	69,835	68,866	5.6%	6,180	6,175	1.4%
Energy	66,340	64,720	5.2%	16,158	16,389	3.7%
Electric	49,642	47,838	3.9%	282	301	0.1%
Other Industrials	40,546	39,713	3.2%	34,775	33,557	7.9%
Finance Company	30,823	31,191	2.5%	53,250	53,649	12.2%
Basic	29,399	29,205	2.4%	9,164	9,158	2.1%
Other Financials	4,566	4,608	0.4%	4,589	4,653	1.0%
REIT	2,392	2,611	0.2%	—	—	0.0%
Insurance	—	—	0.0%	178	192	0.0%

Total Banks Loans	$1,245,769	$1,232,890	100.0%	$437,992	$437,285	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$—	$—	0.0%	$—	$—	0.0%
2	189,552	186,723	15.1%	108,183	108,104	24.7%
3	74,137	73,368	6.0%	22,303	22,295	5.1%
4	799,119	787,935	63.9%	199,925	200,097	45.8%
5	170,513	175,399	14.2%	96,953	97,484	22.3%
6	12,448	9,465	0.8%	10,628	9,305	2.1%

Total Bank Loans	$1,245,769	$1,232,890	100.0%	$437,992	$437,285	100.0%

The following tables summarize the security type, admitted values, estimated fair values and ratings distribution for the Company’s investments in Parents, Subsidiaries and Affiliates at December 31, 2020 and 2019:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Issuer Obligations/Affiliates	$32,599	$28,612	4.6%	$45,862	$42,085	6.3%
Structured Securities/Affiliates	533,762	537,425	86.9%	574,638	577,183	85.8%
Bank Loans/Affiliates	52,489	52,355	8.5%	53,077	52,899	7.9%

Total Parent, Subsidiaries and Affiliates	$618,850	$618,392	100.0%	$673,577	$672,167	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$362,161	$358,142	57.9%	$391,056	$388,576	57.8%
2	104,760	105,459	17.1%	106,960	110,215	16.4%
3	98,003	94,135	15.2%	165,294	164,507	24.5%
4	53,926	60,656	9.8%	10,267	8,869	1.3%
5	—	—	0.0%	—	—	0.0%
6	—	—	0.0%	—	—	0.0%

Total Parent, Subsidiaries and Affiliates	$618,850	$618,392	100.0%	$673,577	$672,167	100.0%

Mortgage Loans

The following tables outline the Company’s mortgage loans by property type:

(in thousands)
Property Type	At December 31, 2020		At December 31, 2019
	Admitted Value	% of total	Admitted Value	% of total
Office	$1,733,208	39.3%	$1,899,670	41.8%
Retail	941,150	21.3%	921,727	20.3%
Hotel	610,441	13.9%	607,454	13.4%
Multi-family	523,106	11.9%	567,151	12.5%
Other	272,365	6.2%	167,845	3.7%
Industrial	259,261	5.9%	290,673	6.4%
Medical	59,936	1.4%	75,112	1.7%
Residential	10,000	0.2%	10,000	0.2%
Less: Allowance	(6,193)	-0.1%	(1,196)	0.0%

	$4,403,274	100%	$4,538,436	100%

The following tables outline the Company’s mortgage loans by geographic location:

(in thousands)
Geographic Location	At December 31, 2020		At December 31, 2019
	Admitted Value	% of total	Admitted Value	% of total
Pacific	$1,318,536	30.0%	$1,182,441	26.1%
South Atlantic	1,298,280	29.5%	1,355,706	29.8%
Middle Atlantic	705,709	16.0%	823,340	18.1%
Mountain	309,142	7.0%	338,985	7.5%
East North Central	271,257	6.2%	342,792	7.6%
New England	225,913	5.1%	229,114	5.0%
West South Central	151,767	3.4%	181,445	4.0%
West North Central	70,802	1.6%	71,536	1.6%
East South Central	58,061	1.3%	14,273	0.3%
Less: Allowance	(6,193)	-0.1%	(1,196)	0.0%

	$4,403,274	100%	$4,538,436	100%

The following table summarizes the Company’s mortgage loans by year of origination, current carrying value, average loan-to-value (“LTV”) at date of origination and range of interest rates.

(in thousands)
Year of Origination	Original Amount	Interest Rate Range	Range of LTV at Origination	Admitted Value as of December 31, 2020	% of Total
2016 and Prior	$2,849,523	3.53%-9.97%	48%-76%	$2,619,375	59.4%
2017	319,543	4.10%-8.50%	27%-73%	284,906	6.5%
2018	646,629	2.99%-11.00%	27%-73%	707,818	16.1%
2019	571,346	3.49%-8.00%	48%-75%	599,514	13.6%
2020	193,326	2.65%-4.85%	44%-75%	197,854	4.5%
Less: Allowance				(6,193)	-0.1%

	$4,580,367			$4,403,274	100.0%

Other Invested Assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The following table summarizes the admitted value and unfunded commitments for the categories of other invested assets reported in the Company’s balance sheet.

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Value	Unfunded commitments	Admitted Value	Unfunded commitments
Investments that have underlying characteristics of:
Mortgage loans	$169,986	$141,549	$13,705	$5,511
Fixed income instruments-Unafilliated	44,249	606,701	28,711	105,970
Fixed income instruments-Afilliated	302,943	—	314,525	—
Common stocks-Unaffiliated	364,692	526,561	443,005	225,638
Common stocks-Affiliated	198,545	41,837	198,859	2,315
Real estate	99,575	24,531	103,536	21,469
Surplus notes	822,580	—	585,088	—
Collateral loans-Unaffiliated	151,919	138,232	127,072	—
Collateral loans-Affiliated	104,166	100,622	60,000	—
Miscellaneous other	79,258	25,229	82,346	19,133

Total other invested assets	$2,337,913	$1,605,262	$1,956,847	$380,036

Derivatives

Derivatives consist of options, futures, interest rate floors, interest rate swaps and foreign currency forwards. Midland National uses derivative instruments to manage its fixed indexed and policy obligations, interest guarantees and interest rate and credit risks applicable to its investments.

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or other prices of securities. Under Iowa insurance statutes, Midland National may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for limited income generating activities. Midland National is generally prohibited from using derivatives for speculative purposes.

The following table presents the estimated fair value and admitted value for assets and reported value for liabilities of derivatives:

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Value	Estimated Fair Value	Admitted Value	Estimated Fair Value
Derivative instruments:
Assets:
Call options	$411,350	$1,555,260	$304,759	$1,083,632
Futures	40,466	40,466	11,476	11,476
Interest rate floors	7,670	7,670	5,200	5,200
Interest rate swaps	—	—	362	362
Foreign exchange forwards	2	2	17	17

Total derivative instruments assets	$459,488	$1,603,398	$321,814	$1,100,687

	Reported Value	Estimated Fair Value	Reported Value	Estimated Fair Value
Liabilities:
Written options	$174,648	$847,281	$87,323	$422,670
Foreign exchange forwards	1,754	1,754	159	159

Total derivative instruments liabilities	$176,402	$849,035	$87,482	$422,829

Off Balance Sheet Arrangements

None.

Critical Accounting Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The most significant areas that require the use of management’s estimates relate to the determination of the fair values of financial assets and liabilities, derivatives and derivative instruments, impairments of securities, income taxes and liabilities for future policy benefits. Note 1 of the 2020 Midland National Audited Statutory Financial Statements provides a summary of significant accounting policies.

Qualitative and Quantitative Disclosures about Market Risk

Midland National is primarily exposed to market risk through its investment activities and management of its policyholder insurance account balances. The investment portfolio is managed with the objective of generating returns that meet pricing spread targets and fulfill future policyholder obligations.

Interest rate, liquidity and credit risk related to our investment portfolio are our primary market risk exposures. In addition, we are exposed to interest rate risk and risks associated with hedging our indexed life and annuity policyholder obligations. Midland National’s financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in risk-free and risk-adjusted spreads and movements in equity indices levels. These market risks impact the fair values of our bonds and, to a lesser extent, our other invested assets, the levels of interest credited to our policyholder account balances and the participation and cap rates available on our fixed indexed annuity and life insurance products. Many of our annuity and life insurance products feature surrender charges, market value adjustments and other features to encourage policyholder persistency.

There may be a limited market for certain investments we hold in our investment portfolio. These investments, which may be illiquid under certain circumstances, include privately-placed bonds, mortgage loans, policy loans, real estate and other limited partnerships. Under certain market conditions, some of our very high quality bonds can experience reduced liquidity such as during periods of market volatility or disruption. Under these circumstances market prices may be lower than our carrying value and we could be forced to sell these investments at a loss.

The credit risk in our investment portfolio is related to the risk of default by the issuers of fixed income invested assets and mortgages held in our portfolio. Our product pricing incorporates a certain level of defaults within our portfolio. Historically, the actual level of defaults has not exceeded the assumed level built into our product pricing. Our investment manager applies vigorous credit analysis prior to the purchase of a security and during the holding period in order to minimize the negative impact from security defaults.

Midland National manages these markets risks by utilizing a comprehensive asset/liability management process involving the monitoring of asset and liability interest rate sensitivities for our various products. This process includes cash flow testing under various interest rate scenarios, including severe stress tests. The monitoring includes an analysis of rebalancing the assets and liabilities under the various scenarios with respect to interest rate movements, risk profiles and cash flow characteristics. Midland National has established internal guidelines for matching the duration of our assets and liabilities. The duration of our assets and liabilities measures the present value of asset or liability cash flows and is used to measure the sensitivity to changes in interest rates. Maintaining a close relationship between the duration of our assets and liabilities reduces the risk of an adverse impact to our financial condition or operations as a result of changing interest rates.

Midland National sells life and annuity products that provide for a guarantee base return and a higher return tied to several major equity market indices. In order to mitigate this market risk, Midland National purchases over-the-counter index options and futures contracts that compensate us for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. Midland National purchases index call options on applicable indices and enters futures contract during the year to fund the annual index credits on our fixed indexed life and annuity policies. The risk associated with these purchases is the fluctuation of costs from period to period. We manage this risk by adjusting caps and participation rates on the applicable indexed products within contractual limitations. By managing the caps and participation rates we can limit the cost of the options and futures to be within product pricing assumptions subject to contractual limitations. For the past three years, index credits to policyholders were $520.5 million in 2020, $444.1 million in 2019 and $823.2 million in 2018. Proceeds from option payouts and futures contracts were $529.0 million in 2020, $456.3 million in 2019 and $832.0 million in 2018. The difference between proceeds received and index credits is the result of over-hedging that occurs as a result of policyholder behavior.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Audited Financial Statements

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

FINANCIAL STATEMENTS—STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

TABLE OF CONTENTS

DECEMBER 31, 2020, 2019 and 2018

Report of Independent Auditors

To the Board of Directors and Management of Midland National Life Insurance Company

We have audited the accompanying statutory financial statements of Midland National Life Insurance Company (the “Company”), which comprise the statements of admitted assets, liabilities and capital and surplus—statutory basis as of December 31, 2020 and 2019, and the related statements of operations—statutory basis, changes in capital and surplus—statutory basis, and of cash flows—statutory basis for each of the three years in the period ended December 31, 2020.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines Iowa 50309

T: (515) 246 3800, www.pwc.com/us

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020 and 2019, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2020.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 1.

April 21, 2021

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS—

STATUTORY BASIS

AS OF DECEMBER 31, 2020 and 2019

(Dollars in Thousands, except par value)

	2020	2019
ADMITTED ASSETS
Bonds	$48,452,287	$44,434,060
Stocks
Preferred	771,536	261,244
Common—subsidiaries	279,528	348,159
Common—other	433,602	266,377
Mortgage loans	4,403,274	4,538,436
Real estate	100,995	38,774
Policy loans	404,383	395,058
Cash, cash equivalents and short-term investments	1,448,036	494,409
Receivable for securities	3,720	4,835
Derivative instruments	459,488	321,814
Other invested assets	2,337,913	1,956,847

Total cash and invested assets	59,094,762	53,060,013
Policy premiums due, deferred or uncollected	158,947	164,952
Accrued investment income	461,240	411,378
Current federal income tax	74,525	116,918
Net deferred tax asset	303,318	264,147
Company owned life insurance	1,124,804	1,036,490
Other admitted assets	265,303	46,246
Separate account assets	5,779,605	5,316,107

Total admitted assets	$67,262,504	$60,416,251

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities for future policy benefits	$43,223,475	$38,935,399
Liabilities for deposit-type contracts	344,604	548,418
Policy and contract claims	246,619	161,253
Other policyholder funds	2,958	3,006

Total policyholder liabilities	43,817,656	39,648,076
Amounts payable for reinsurance	62,382	100,821
Interest maintenance reserve	60,632	41,232
Asset valuation reserve	506,759	496,408
Repurchase agreements, FHLB advances and collateral on derivatives	7,548,006	6,488,170
Payable for securities	110,817	97,691
Funds held under coinsurance	4,545,324	4,224,140
Derivative instruments	176,402	87,482
Accrued expenses and other liabilities	688,153	289,004
Separate account liabilities	5,541,314	5,090,796

Total liabilities	63,057,445	56,563,820
Capital and surplus
Common stock—$1 par value; 2,549,439 shares authorized, issued, and outstanding	2,549	2,549
Surplus notes	1,037,000	837,000
Additional paid-in capital	793,927	618,927
Unassigned surplus	2,371,583	2,393,955

Total capital and surplus	4,205,059	3,852,431

Total liabilities and capital and surplus	$67,262,504	$60,416,251

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF OPERATIONS—STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	2020	2019	2018
REVENUES
Life insurance and annuity premiums and other considerations	$6,462,830	$3,266,328	$3,701,003
Net investment income	2,320,212	2,353,707	2,252,880
Commissions and expense allowances on reinsurance ceded	96,559	76,949	53,974
Amortization of interest maintenance reserve	22,463	28,652	19,540
Reserve adjustments on reinsurance ceded	(523,700)	(102,717)	159,419
Investment income ceded—funds withheld reinsurance	(187,482)	(225,489)	(242,236)
Other income	241,779	121,501	87,203

Total revenues	8,432,661	5,518,931	6,031,783

BENEFITS AND EXPENSES
Life and annuity policy benefits	2,969,121	2,981,481	2,735,271
Increase in liabilities for future life and annuity policy benefits	4,300,648	1,394,173	2,048,680
Commissions	393,037	335,074	351,193
General expenses	252,016	220,706	248,132
Insurance taxes, licenses and fees	49,089	40,255	43,594
Net transfers to (from) separate accounts	(2,377)	70,516	95,152

Total benefits and expenses	7,961,534	5,042,205	5,522,022

Net gain from operations before federal income taxes and net realized capital gains	471,127	476,726	509,761
Federal income tax expense	125,687	70,237	25,179

Net gain from operations before net realized capital gains	345,440	406,489	484,582
Net realized capital losses	(192,814)	(35,289)	(82,977)

Net income	$152,626	$371,200	$401,605

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	Common Stock	Surplus Note	Additional Paid-In Capital	Unassigned Surplus	Total Capital and Surplus
Balances at December 31, 2017	$2,549	$837,000	$594,686	$1,979,827	$3,414,062
Net income	—	—	—	401,605	401,605
Change in net unrealized capital gains (losses)	—	—	—	45,243	45,243
Change in net deferred income tax	—	—	—	26,898	26,898
Change in nonadmitted assets	—	—	—	(86,770)	(86,770)
Change in asset valuation reserve	—	—	—	(17,356)	(17,356)
Additional paid in surplus	—	—	24,241	—	24,241
Change in surplus as a result of reinsurance	—	—	—	(8,259)	(8,259)
Dividends to stockholder	—	—	—	(232,437)	(232,437)
OPEB SSAP92 adjustment	—	—	—	(350)	(350)
Correction of errors from prior periods	—	—	—	4,331	4,331

Balances at December 31, 2018	2,549	837,000	618,927	2,112,732	3,571,208
Net income	—	—	—	371,200	371,200
Change in net unrealized capital gains (losses)	—	—	—	101,239	101,239
Change in net deferred income tax	—	—	—	39,873	39,873
Change in nonadmitted assets	—	—	—	(1,163)	(1,163)
Change in asset valuation reserve	—	—	—	(49,507)	(49,507)
Change in surplus as a result of reinsurance	—	—	—	66,800	66,800
Dividends to stockholder	—	—	—	(222,306)	(222,306)
OPEB SSAP92 adjustment	—	—	—	(2,919)	(2,919)
Correction of errors from prior periods	—	—	—	(21,994)	(21,994)

Balances at December 31, 2019	2,549	837,000	618,927	2,393,955	3,852,431
Net income	—	—	—	152,626	152,626
Change in net unrealized capital gains (losses)	—	—	—	(114,070)	(114,070)
Change in net deferred income tax	—	—	—	116,682	116,682
Change in nonadmitted assets	—	—	—	(84,726)	(84,726)
Change in liability for reinsurance in unauthorized and certified companies	—	—	—	(221)	(221)
Change in reserve on account of change in valuation basis	—	—	—	12,573	12,573
Change in asset valuation reserve	—	—	—	(10,351)	(10,351)
Surplus (contributed to) withdrawn from Separate Accounts during period	—	—	—	41,000	41,000
Other changes in surplus in Separate Accounts statement	—	—	—	(41,000)	(41,000)
Change in surplus notes	—	200,000	—	—	200,000
Additional paid in surplus	—	—	175,000	—	175,000
Change in surplus as a result of reinsurance	—	—	—	113,521	113,521
Dividends to stockholder	—	—	—	(205,109)	(205,109)
OPEB SSAP92 adjustment	—	—	—	(3,297)	(3,297)

Balances at December 31, 2020	$2,549	$1,037,000	$793,927	$2,371,583	$4,205,059

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CASH FLOW—STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	2020	2019	2018
OPERATING ACTIVITIES
Life insurance and annuity premiums and other considerations	$6,461,161	$3,264,196	$3,700,644
Net investment income	2,136,137	2,236,611	2,073,937
Other income	278,494	207,103	94,948
Benefits paid	(3,391,507)	(3,082,581)	(2,561,745)
Net transfers (to) from separate account	1,447	(72,759)	(101,977)
Insurance expenses paid	(873,997)	(836,727)	(880,509)
Federal income taxes paid	(91,074)	(26,315)	(90,618)

Net cash provided by operating activities	4,520,661	1,689,528	2,234,680

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid
Bonds	9,537,519	7,027,473	12,680,499
Preferred and common stocks	117,277	90,107	59,565
Mortgage loans	312,026	647,329	673,385
Real estate	63	9,078	—
Other invested assets	261,725	149,623	262,268
Miscellaneous proceeds	14,373	5,475	510,828
Cost of investments acquired
Bonds	(13,616,114)	(7,934,329)	(14,012,547)
Preferred and common stocks	(770,254)	(222,779)	(41,658)
Mortgage loans	(239,315)	(662,356)	(789,416)
Real estate	(62,948)	(20,461)	(1,588)
Other invested assets	(599,269)	(369,157)	(287,159)
Miscellaneous applications	(136,699)	(22,385)	(370,032)
Net change in policy loans	(9,424)	(20,206)	(18,417)

Net cash used in investing activities	(5,191,040)	(1,322,588)	(1,334,272)

FINANCING ACTIVITIES
Surplus notes	200,000	—	—
Company owned life insurance	834	(521,516)	(488,711)
Capital and paid in surplus	—	—	24,241
Net change in collateral liability	(6,987)	253,511	(322,002)
Net change in repurchase agreements and FHLB advances	1,066,824	(22,332)	149,125
Net withdrawals on deposit-type contract	(219,853)	(17,199)	(26,865)
Dividends paid to stockholder	(205,109)	(222,306)	(232,437)
Net change in funds held under coinsurance	321,184	(100,073)	(138,564)
Net change in remittances and items not allocated	352,580	11,107	34,087
Other cash provided	114,533	72,931	17,080

Net cash provided (used) by financing activity and other sources	1,624,006	(545,877)	(984,046)

RECONCILIATION OF CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Net change in cash, cash equivalents and short-term investments	953,627	(178,937)	(83,638)
Cash, cash equivalents and short-term investments:
Beginning of year	494,409	673,346	756,984

End of year	$1,448,036	$494,409	$673,346

SUPPLEMENTAL CASH FLOW
Non-cash transactions:
Accrued capital contribution from parent	$175,000	$—	$—
Capitalized Interest	75,078	64,135	72,000

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Organization

Midland National Life Insurance Company (“Midland National” or the “Company”) is a stock life insurance company domiciled in the state of Iowa. The Company operates predominantly in the individual life and annuity business of the life insurance industry and is licensed to operate in 49 states, the District of Columbia, and several U.S. territories. The Company is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”), which is a wholly owned subsidiary of Sammons Enterprises, Inc. (“SEI”). MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”), subsidiaries of Midland National, are captive reinsurance companies domiciled in Iowa. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”), Sammons Securities, Inc. (“Sammons Securities”), Sammons Financial Network, LLC (“SFN”), Sammons Institutional Group, Inc. (“SIG”), SFG Tenura LLC (“Tenura”), Heyday Insurance Agency, LLC (“Heyday”), and Property Disposition, Inc. (“PDI”).

Basis of presentation

The Company is domiciled in Iowa and prepares its statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Iowa Insurance Division. Prescribed statutory accounting practices (“SAP”) include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”), including the NAIC Annual Statement Instructions, and the NAIC Accounting Practices and Procedures Manual (“NAIC SAP”). The NAIC SAP was promulgated within a set of approved and published Statements of Statutory Accounting Principles (“SSAP”). Permitted practices encompass all accounting practices not so prescribed. The Company’s capital and surplus was adequate for regulatory purposes prior to the effect of the prescribed practices described below and would not have been subject to a risk-based capital triggering event. The Company’s financial statements reflect the following prescribed practices in 2020, 2019 and 2018:

a.

Iowa Bulletin 07-06—In 2006 the Commissioner of Insurance of the State of Iowa issued Bulletin 07-06 that allows a prescribed practice for Iowa domiciled companies. This prescribed practice instructs insurance companies to use other than market value for assets held in separate accounts where general account guarantees are present on such separate accounts. Based on this prescribed practice the Company adopted Bulletin 07-06 in 2006 and presents the assets on its Bank-Owned Life Insurance (“BOLI”) Separate Account at book value. The impact of applying this prescribed practice had no impact on 2020 statutory net income; however, Capital and Surplus as of December 31, 2020 is decreased by $312,374 as a result of this prescribed practice. The impact of applying this prescribed practice had no impact on 2019 statutory net income; however, Capital and Surplus as of December 31, 2019 is decreased by $191,482 as a result of this prescribed practice. The impact of applying this prescribed practice had no impact on 2018 statutory net income; however, Capital and Surplus as of December 31, 2018 is decreased by $54,923 as a result of this prescribed practice.

b.

Iowa Administrative Code 191—Chapter 97, “Accounting for Certain Derivative Instruments Used to Hedge the Growth in Interest Credited for Indexed Insurance Products and Accounting for the Indexed Insurance Products Reserve” (“IAC 191-97”). This prescribed practice allows insurance companies domiciled in Iowa to account for eligible derivative assets at amortized cost, if the insurance company can demonstrate it meets the criteria for an economic hedge. Eligible derivative assets include call or put options that are purchased to hedge the growth in interest credited to an indexed product as a direct result of changes in the related external index or indices, or call or put options that are written to offset all or a portion of a purchased call or put option. Other derivative instruments such as index futures, swaps and swaptions that may be used to hedge the growth in

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

interest credited to the policy as a direct result of changes in the related indices would still be accounted for at fair value since an amortized cost for those instruments does not exist. IAC 191-97 also prescribes that insurance companies determine indexed annuity reserve calculations based on the Guideline 35 Reserve assuming the fair value of the call option(s) associated with the current index term is zero, regardless of the observable market for such option(s). At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance. This prescribed accounting practice must be applied to both the indexed reserves and the call/put options used to hedge indexed insurance products. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2020 by $35,751 and the cumulative effect on Capital and Surplus at December 31, 2020 was a decrease of $251,909. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2019 by $278,340 and the cumulative effect on Capital and Surplus at December 31, 2019 was a decrease of $216,158. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2018 by $124,181 and the cumulative effect on Capital and Surplus at December 31, 2018 was an increase of $62,182.

Under either the NAIC basis or the IAC 191-97, the Company elects to establish a voluntary reserve to offset the timing mismatch between the derivative instruments and the hedged liabilities, if that mismatch results in an increase in surplus. Under the IAC 191-97, a timing mismatch occurs related to the emergence of earnings. The impact of equity markets is reflected in investment income from futures during the policyholder’s contract years, but is not reflected in the reserve until the policy anniversary, at which time the index credit is applied to the account value. The voluntary reserve established as of December 31, 2020 is $126,888 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $378,798 would have been established as of December 31, 2020 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in no impact to the Company’s statutory net income for the year ended December 31, 2020 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2020. The voluntary reserve established as of December 31, 2019 is $102,324 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $318,482 would have been established as of December 31, 2019 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in a decrease to the Company’s statutory net income of $62,182 for the year ended December 31, 2019 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2019. The voluntary reserve established as of December 31, 2018 is $0 as the timing mismatch between the futures and the hedged liabilities results in a $42,978 decrease to the Company’s statutory net income and surplus under the prescribed practice. Under the NAIC basis, a voluntary reserve of $0 would have been established as of December 31, 2018 as the timing mismatch between the futures and hedged liabilities would have resulted in a $105,160 decrease to the Company’s statutory net income and surplus. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in an increase to the Company’s statutory net income of $62,182 for the year ended December 31, 2018 and increased the Company’s Capital and Surplus by $62,182 at December 31, 2018.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

c.

Iowa Administrative Code 191—Chapter 43, “Annuity Mortality Tables For Use in Determining Reserve Liabilities For Annuities” (“IAC 191-43”) allows a prescribed practice for Iowa domiciled companies. This prescribed practice allows insurance companies domiciled in Iowa to use the Annuity 2000 Mortality Table for determining the minimum standard of valuation for annuities issued during 2015. SSAP 51 requires the 2012 Individual Annuity Reserving (“IAR”) Mortality Table for determining the minimum standard of valuation for annuities issued on or after January 1, 2015. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2020 by $3,295 and the cumulative effect on Capital and Surplus at December 31, 2020 was an increase of $57,271. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2019 by $1,641 and the cumulative effect on Capital and Surplus at December 31, 2019 was an increase of $53,976. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2018 by $11,911 and the cumulative effect on Capital and Surplus at December 31, 2018 was an increase of $52,335.

The following table compares the Company’s statutory income and capital and surplus according to the NAIC practices to those prescribed by the State of Iowa:

	For the years ended December 31,
	2020	2019	2018
Net Income:
(1) Midland National state basis	$152,626	$371,200	$401,605
(2) State prescribed practice that increase(decrease) NAIC SAP:
(a) Economic hedge of call option derivative assets (IAC 191-97)	(35,751)	(278,340)	124,181
(b) Deferral of 2012 annuity mortality table (IAC 191-43)	3,295	1,641	11,911

(3) NAIC SAP (1-2=3)	$185,082	$647,899	$265,513

Surplus:
(4) Midland National state basis	$4,205,059	$3,852,431	$3,571,208
(5) State prescribed practices that increase(decrease) NAIC SAP:
(a) Book value of BOLI separate account assets (Bulletin 07-06)	(312,374)	(191,482)	(54,923)
(b) Economic hedge of call option derivative assets (IAC 191-97)	(251,909)	(216,158)	62,182
(c) Deferral of 2012 annuity mortality table (IAC 191-43)	57,271	53,976	52,335

(6) NAIC SAP (4-5=6)	$4,712,071	$4,206,095	$3,511,614

The Company has coinsurance agreements with MNL Re, Solberg Re and Canal Re, which are affiliated limited purpose subsidiary life insurance companies. The Company recognizes reserve credits under these agreements. The reserve credits at MNL Re, Solberg Re and Canal Re, are supported by contingent note guarantees (“LLC Notes”). The LLC Notes held by MNL Re, Solberg Re and Canal Re, function in a manner similar to a standby letter of credit and which the Company is a beneficiary, are admitted assets under Iowa prescribed practice and the surplus generated by the prescribed practice has been retained in the carrying value of MNL Re, Solberg Re and Canal Re. Under NAIC Accounting principles, the LLC Notes would be non-admitted assets.

The impact of the Company’s limited purpose subsidiary life insurance companies applying this prescribed practice has no impact the Company’s statutory net income but the cumulative effect on the Company’s Capital and Surplus was an increase of $1,969,923, $1,899,476, and $1,700,984 as of December 31, 2020, 2019, and 2018, respectively.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

If the Company’s subsidiaries had not utilized this prescribed practice, the result would not have triggered a regulatory event at the Company.

The Company’s investment in MNL Re, Solberg Re and Canal Re at December 31, 2020 was $53,086, $92,387 and $134,055, respectively. If the Company’s subsidiaries had not used this prescribed practice, the Company’s investment in MNL Re, Solberg Re and Canal Re at December 31, 2020, respectively, would have been negative $972,878, negative $510,423 and negative $207,094.

The Company reports investment income ceded on funds withheld coinsurance as part of revenue in the Statements of Operations. Under SAP, investment income ceded on funds withheld coinsurance should be reported as an expense. The difference in presentation does not impact the Company’s statutory net income nor the Company’s Capital and Surplus. The Iowa Insurance Division does not object to the Company’s presentation of investment income ceded on funds withheld coinsurance.

SAP differs in some respects from accounting principles generally accepted in the United States (“GAAP”). The more significant of these differences are as follows:

•	Acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies;

•

Policy reserves on traditional life products are based on statutory mortality and interest rates which may differ from reserves based on expected mortality, interest and withdrawals which include a provision for possible unfavorable deviation from such assumptions;

•

Policy reserves on universal life and investment products are based on discounting methodologies utilizing statutory interest rates rather than interest rates used to calculate full account values. In addition, SAP requires additional reserves according to actuarial guidelines that are not required by GAAP;

•

Changes in deferred tax assets (“DTAs”) are recorded directly to surplus as opposed to being an item of income tax benefit or expenses for GAAP. Admittance testing may result in a charge to surplus for non-admitted portions of DTAs;

•

An Interest Maintenance Reserve (“IMR”) liability, prescribed by the NAIC, reflects the net accumulated unamortized realized capital gains and losses, net of tax, attributable to changes in market interest rates. Such gains and losses are deferred into the reserve when incurred, rather than recognized as gains or losses in the statement of operations, then amortized back into operations over the expected remaining period to maturity of the investment that was sold. When cumulative capital losses exceed capital gains, a negative IMR liability occurs which is not admitted and is charged directly to unassigned surplus. There were no disallowed IMR liabilities recorded at 2020 and 2019;

•

An Asset Valuation Reserve (“AVR”) liability has been recorded in accordance with the formula prescribed by the NAIC which represents a provision for future impairments of bonds, equity securities, mortgage loans, real estate and other invested assets including temporary declines in the estimated realizable value of such investments. Changes in the AVR reserve are charged directly to unassigned surplus;

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

•

Under SAP, certain assets designated as “non-admitted assets” are excluded from the statements of admitted assets, liabilities and capital and surplus and are charged directly to statutory unassigned surplus as follows:

	2020	2019	Changes in 2020
Policy loans	$1,289	$1,191	$98
Other invested assets	891	500	391
Agents’ balances	13,939	9,738	4,201
Amounts recoverable from reinsurers	7,392	6,267	1,125
Net deferred tax asset	152,426	65,682	86,744
Electronic data processing equipment	32,143	46,243	(14,100)
Furniture and Equipment	571	628	(57)
Other assets	31,316	24,992	6,324

Total nonadmitted assets	$239,967	$155,241	$84,727

Under GAAP, such assets would be recorded at their net realizable or book value;

•

For universal life and investment products, revenues consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; benefits consist of amounts incurred rather than the excess of the benefits incurred over the policy account value released;

•

Available-for-sale and trading bonds rated by the NAIC as five or higher are reported at amortized cost rather than fair value. Available-for-sale and trading bonds rated by the NAIC as six are reported at the lower of cost or fair value with changes in fair value reported as a change in surplus. Under GAAP reporting, available-for-sale and trading bonds are reported at fair value with changes in fair value presented as a component of other comprehensive income for available-for-sale securities and as a component of net income for trading securities;

•

Redeemable and perpetual preferred stocks rated four or higher are reported at amortized cost rather than fair value. Redeemable and perpetual preferred stocks rated by the NAIC as five or lower are reported at the lower of cost or fair value with changes in fair value reported as a change in surplus. Under GAAP, redeemable and perpetual preferred stocks are reported at fair value with changes in fair value presented as a component of other comprehensive income for redeemable preferred stocks and as a component of net income for perpetual preferred stocks;

•

Common stocks, other than common stocks of affiliates, are reported at fair value with changes in fair value reported as a change in surplus. Under GAAP, common stocks, other than common stocks of affiliates, are reported at fair value with changes in fair value presented as a component of net income;

•	Common stock of subsidiaries is recorded based on the underlying audited statutory equity of the respective entity’s financial statements. GAAP requires consolidation of subsidiaries;

•	The assets and liabilities for reinsurance transactions are generally recorded on a net basis versus a gross basis for GAAP;

•

In accordance with IAC 191-97, option derivative instruments that hedge the growth in interest credited to the hedged policy as a direct result of changes in the related indices are carried on the statutory statements of admitted assets, liabilities and capital and surplus at amortized cost and any amortization or proceeds from

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

terminated or expired options is reported in income. Other derivative instruments, such as index futures that are used to hedge the growth in interest credited to the hedged policy as a direct result of changes in the related indices, are carried at fair value since an amortized cost for these instruments does not exist and the change in fair values is reported as income. Other derivative instruments not qualifying for hedge accounting are carried at fair value with changes in the fair value being recorded directly to unassigned surplus. Derivative instruments not qualifying for hedge accounting are carried on the GAAP balance sheet at fair value, with changes in fair value recognized through income. Under GAAP, indexed life and annuity liabilities and funds withheld coinsurance treaties include embedded derivatives and the change in fair value of the embedded derivative is recognized through income;

•

Under SAP, the statements of cash flow reconcile to changes in cash, cash equivalents and short-term investments with original maturities of one year or less. Under GAAP, the statements of cash flow reconcile to changes in cash;

•

Recognition of the changes in equity from limited partnership investments is recorded directly to surplus under SAP reporting purposes; whereas for GAAP reporting, the equity method reports the change in the equity value through earnings as a component of net investment income;

•

The Company, in accordance with GAAP, performs an analysis related to variable interest entities (“VIE”) on all entities with which it has a financial interest to determine if financial results require consolidation as a primary beneficiary of the VIE. SAP reporting requirements do not require such an analysis;

•	Surplus notes issued by the Company are included in capital and surplus under SAP whereas GAAP reporting includes surplus notes in debt.

•

Under SAP, when total consideration received on securities called before their maturity is greater than the par value of that security, the excess of consideration received over par value is reported as net investment income, while the excess of par value over book value is report as realized capital gains. Under GAAP reporting there is no such requirement to bifurcate total consideration between net investment income and realized capital gains/(losses). As such, the Company recognizes the excess of total consideration received over book value as part of realized capital gains/(losses) for GAAP reporting purposes.

Other significant accounting policies are as follows:

Use of estimates

The preparation of the financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and disclosure of contingent assets and liabilities at the dates of the statements of admitted assets, liabilities and capital and surplus, and reported amounts of revenues and benefits and expenses during the reporting periods. Actual results could differ significantly from those estimates.

The most significant areas that require the use of management’s estimates relate to the determination of the fair values of financial assets and liabilities, derivatives and derivative instruments, impairments of securities, income taxes, and liabilities for future policy benefits.

Fair value of financial assets, financial liabilities and financial instruments

Fair value estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non-investment type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented in Note 2 may not represent the underlying value to the Company.

The Company uses the following methods and assumptions in estimating the fair value of its financial instruments:

Investment securities

Fair value for bonds and preferred stocks is obtained primarily from independent pricing sources, broker quotes and fair value/cash flow models. Fair value is based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair value is estimated using values obtained from independent pricing services or broker quotes. When values are not available from pricing services or broker quotes, such as private placements including corporate securities, asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities, fair value may be estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair value of unaffiliated common stocks is based on quoted market prices, where available, and for those common stocks not actively traded, fair values are obtained from independent pricing services or internal fair value/cash flow models.

Mortgage loans

Fair value for mortgage loans is estimated using a duration-adjusted pricing methodology that reflects changes in market interest rates and the specific interest-rate sensitivity of each mortgage. Price changes derived from the monthly duration-adjustments are applied to the mortgage portfolio. Each modeled mortgage is assigned a spread corresponding to its risk profile. These spreads are adjusted for current market conditions. The discount rates used include internally generated illiquidity and default factors.

Cash, cash equivalents and short-term investments

Cash consists of deposits held by various commercial and custodial banks. Cash equivalents consists of short-term highly liquid investments, which are readily convertible to cash. Short-term investments primarily consist of fixed income securities acquired with less than one year to maturity. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of material loss. Fair value approximates amortized cost due to the nature and short-term duration of cash, cash equivalents and short-term investments.

Derivative instruments

Fair value for options is based on internal financial models or counterparty quoted prices. Variation margin accounts, consisting of cash balances applicable to open futures contracts, held by counterparties are reported at the cash balances, which is equal to fair value. Fair value for interest rate swaps, interest rate floors and foreign currency forwards is based on exchange prices, broker quoted prices or fair values provided by the counterparties.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Other invested assets

Other invested assets consist of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The carrying amounts for other invested assets other than collateral loans, surplus notes, residual equity interests and reverse mortgages, which are carried at amortized cost, represent the Company’s share of each entity’s underlying equity reported to the Company. There is a limited market for these other invested assets and the fair value is determined based on inputs received from the entities. Fair value of residual equity interests, surplus notes and collateral loans are obtained using the same techniques as investment securities. Fair value for reverse mortgages are obtained using the same techniques as mortgage loans.

Company owned life insurance

The Company is the owner and beneficiary of life insurance policies reported at their cash surrender values pursuant to SSAP No. 21R in the statements of admitted assets, liabilities and capital and surplus. The underlying investment characteristics of the investment vehicle are categorized as follows at December 31:

	2020	2019

Bonds	$446,516	$380,905
Mutual funds	32,566	—
Cash and short-term investments	236,418	372,298
Other invested assets	409,304	283,287

Total company owned life insurance	$1,124,804	$1,036,490

Investment-type insurance contracts

Fair value for the Company’s liabilities under investment-type insurance contracts is estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued. The reported value of the Company’s investment-type insurance contracts includes the fair value of indexed life and annuity embedded derivatives which are calculated using discounted cash flow valuation techniques based on current interest rates adjusted to reflect credit risk and an additional provision for adverse deviation.

Repurchase agreements, FHLB advances and collateral on derivative instruments

The fair value of the Company’s repurchase agreements is tied to the fair value of the underlying collateral securities. The fair value of FHLB advances is estimated using a discounted cash flow calculation with the current interest rate at maturity of the contract. The fair value of collateral on derivative instruments approximates the carrying value due to the short-term nature of the investment. These investments primarily consist of cash and fixed income securities.

Investments and Investment Income

Bonds

Bonds not backed by other loans, loan-backed bonds, collateralized mortgage obligations (“CMOs”) and other structured securities are carried at amortized cost using the interest method, except for those bonds with an NAIC

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

designation of six or those securities which have an other-than-temporary impairment, which are reported at the lower of amortized cost or fair value.

For CMOs and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When actual prepayments differ from anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date and anticipated future payments for loan backed securities under SSAP 43R. When actual prepayments differ from anticipated prepayments for highly rated CMO’s and mortgage-backed securities, the effective yield is recalculated retrospectively to reflect actual payments to date and anticipated future payments under SSAP 26R. This adjustment is included in net investment income. Included in this category are approximately $95,792 and $169,790 of mortgage-backed securities that are all or partially collateralized by sub-prime mortgages at December 31, 2020 and 2019, respectively. A sub-prime mortgage is defined as a mortgage with one or more of the following attributes: weak credit score, high debt-to-income ratio, high loan-to-value ratio or undocumented income. At December 31, 2020 and 2019, 98% and 100% of the Company’s securities with sub-prime exposure are rated as investment grade, respectively.

Stocks

Preferred stocks are stated at cost except for those with an NAIC designation of four or lower which are stated at the lower of cost or fair value.

Investments in common stocks are stated at fair value, which is based on NAIC Securities Valuation Office (“SVO”) prices. For common stocks without SVO prices, fair value is estimated using independent pricing services or internally developed pricing models.

Investment in common stocks of the affiliated insurance subsidiaries are valued at audited statutory capital and surplus. The audited statutory capital and surplus of MNL Re, Solberg Re and Canal Re has not been reduced for prescribed practices allowed by the State of Iowa for reinsurance transactions entered into by MNL Re, Solberg Re and Canal Re with the Company and North American. Refer to Note 8 for further discussion of the reinsurance transactions and prescribed practices for MNL Re, Solberg Re and Canal Re. Undistributed earnings or losses of the subsidiary and unrealized appreciation or depreciation on common stocks are reflected as unrealized capital gains and losses directly in unassigned surplus.

Mortgage loans

Mortgage loans consist principally of commercial mortgage loans and are carried at the adjusted unpaid balances. The Company’s lending policies allow for primarily first-lien mortgages that generally do not exceed 77% of the fair market value of the property allowing for sufficient excess collateral to absorb losses should the Company be required to foreclose and take possession of the collateral. The mortgage portfolio invests primarily in larger metropolitan areas across the U.S. and is diversified by type of property. Property and casualty insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Interest income on non-performing loans is generally recognized on a cash basis.

Policy loans

Policy loans are carried at the unpaid principal balance to the extent it does not exceed the cash surrender value. Amounts in excess of cash surrender value are non-admitted.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Cash, cash equivalents and short-term investments

Cash and cash equivalents are stated at cost and short-term investments acquired with less than one year to maturity are stated at amortized cost.

Other invested assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. Limited partnerships and limited liability companies are valued in accordance with SSAP No. 48, Joint Ventures, Partnerships, and Limited Liability Companies and SSAP No. 97, Investments in Subsidiary, Controlled, and Affiliated Entities, a Replacement of SSAP No. 88 that allow the Company to carry these interests based on the underlying tax or GAAP audited equity of the investee. Residual equity interest, surplus notes and collateral loans are carried at amortized cost under SSAP No. 43R, SSAP No. 41R and SSAP No. 21R, respectively. The reverse mortgages are first liens on the related residential properties located primarily in California and Florida. These reverse mortgages are valued in accordance with SSAP No. 39, Reverse Mortgages that allow the Company to carry these securities at remaining principal balances. Income on reverse mortgages is recognized using effective yield based on the contractual interest rate and anticipated repayment of the mortgage.

Other-than-temporary impairment losses

The Company reviews its investments to determine if declines in fair value are other-than-temporary. If the fair value of a fixed income security is less than its amortized cost basis or an equity security is less than its original cost basis at the balance sheet date, the Company must assess whether the impairment is other-than-temporary.

The Company evaluates factors in its assessment of whether a decline in value is other-than-temporary. Some of the factors evaluated include the issuer’s ability to pay the amounts due according to the contractual terms of the investment, the length of time and magnitude by which the fair value is less than amortized cost, adverse conditions specifically related to the security, changes to the rating of the security by a rating agency, changes in the quality of underlying credit enhancements and changes in the fair value of the security subsequent to the balance sheet date.

When an other-than-temporary impairment (“OTTI”) has occurred, the amount of the impairment charged against earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire impairment is recognized as a charge against earnings. If the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security before recovery of its amortized cost basis, the impairment is bifurcated into an interest related loss and a non-interest related loss for loan-backed and structured securities. The non-interest related loss is measured as the difference between the present value of cash flows expected to be collected from the loan-backed security and the loan-backed security’s amortized cost. The amount of the non-interest related loss is recognized as a charge against earnings. The difference between the fair value of the impaired loan-backed security and the present value of cash flows expected to be collected is the interest related impairment. For stocks, non loan-backed and other than structured securities the impairment is not bifurcated and is charged against earnings.

The Company uses a single best estimate of cash flows approach and uses the effective yield prior to the date of impairment to calculate the present value of cash flows. The Company’s assumptions for residential mortgage-

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations include collateral pledged, scheduled interest payments, default levels, delinquency rates and the level of nonperforming assets for the remainder of the investments’ expected term. The Company’s assumptions for corporate and other fixed maturity securities include scheduled interest payments and an estimated recovery value, generally based on a percentage return of the current market value.

After other-than-temporary write-down, the new cost basis is the prior amortized cost less the non-interest related loss. The adjusted cost basis is generally not adjusted for subsequent recoveries in fair value. However, if the Company can reasonably estimate future cash flows after a write-down and the expected cash flows indicate some or all of the non-interest related loss will be recovered, the discount or reduced premium recorded is amortized over the remaining life of the security. Amortization in this instance is computed using the prospective method and is determined based on the current estimate of the amount and timing of future cash flows.

For common and preferred stocks, OTTI has occurred when the Company determines that it does not have the ability or intent to hold the security until a recovery of the original cost or the Company determines that the security will not recover to original cost within a reasonable amount of time. The Company determines what constitutes a reasonable amount of time on a security by security basis by considering all available evidence including the length of time and magnitude by which the fair value of the security is less than original cost.

Investment income

Investment income is recorded when earned and includes interest and dividends received and accrued, amortization of purchased premium and accretion of discounts on securities, certain proceeds from derivatives and equity earnings from limited partnerships. Investment expenses are reported as a reduction in investment income.

Net realized investment gains (losses)

Realized capital gains and losses are determined on the basis of specific identification of the investments and are reported net of related federal income taxes and IMR.

Net unrealized investment gains (losses)

Unrealized capital gains and losses on bonds, preferred stocks, common stocks, derivatives that do not qualify for hedge accounting and other invested assets are reported as a component of surplus net of related income taxes.

See Note 3 for further discussion of the Company’s investments and investment income.

Derivatives and derivative instruments

Derivatives consist of options, futures, interest rate floors, interest rate swaps, and foreign currency forwards. Futures are reported at the cash balances held in counterparty variation margin accounts, which equals fair value. Options, interest rate floors, interest rate swaps and foreign currency forwards are reported at fair value, with the exception of call and put options which are carried in accordance with IAC191-97 as discussed in the prescribed practice footnote.

The Company uses derivative instruments to manage its fixed indexed and policy obligation interest guarantees and interest rate and credit risks applicable to its investments. To mitigate these risks, the Company enters into interest rate swaps, interest rate floors, futures contracts and equity indexed call and put options. To qualify for

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

hedge accounting, the Company is required to formally document the hedging relationship at the inception of each derivative transaction. This documentation includes the specific derivative instrument, risk management objective, hedging strategy, identification of the hedged item, specific risk being hedged and how effectiveness will be assessed. To be considered an effective hedge, the derivative must be highly effective in offsetting the variability of the cash flows or the changes in fair value of the hedged item. Effectiveness is evaluated on a retrospective and prospective basis. The Company has no derivatives that qualify as effective hedges. The Company also uses foreign currency forwards to protect itself against currency fluctuations between trade and settlement dates on foreign financial instruments.

The agreements between the Company and its derivatives counterparties require the posting of collateral when the fair value of the derivative instruments exceeds the cost of the instruments. Collateral posted by counterparties is reported in the statements of admitted assets, liabilities, and capital and surplus as a component of cash, cash equivalents, and short-term investments with a corresponding liability reported as a component of repurchase agreements, FHLB advances and collateral on derivative instruments. Collateral posted by the Company is reported in the statements of admitted assets, liabilities, and capital and surplus as a component of other invested assets.

See Note 4 for further discussion of the Company’s derivatives and derivative instruments.

Accrued investment income

Accrued investment income consists of amounts due on invested assets. It excludes amounts the Company does not expect to receive or is 90 days past due.

Future policy benefits and policy and contract claims

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Iowa Insurance Division.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies issued through 2019 are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates ranging from 2.5% to 6.0% and mortality assumptions (primarily Commissioners’ Standard Ordinary mortality tables 1941, 1958, 1980, 2001, 2017) as prescribed by regulatory authorities. Starting in 2020, reserves for life policy issues are calculated as the greatest of the stochastic, deterministic and net premium reserve as defined in VM-20. The stochastic and deterministic reserves are principles based reserves using prudent estimate assumptions for interest, mortality and other assumptions. The net premium reserve is calculated using rates of interest from 3.50% to 4.25% and 2017 Commissioners Standard Ordinary mortality.

The NAIC adopted revisions to Actuarial Guideline XXXVIII (“AG38”), effective December 31, 2012. AG38 8D applies to policies issued July 1, 2005 to December 31, 2012 containing secondary guarantees with multiple sets of charges. AG38 8D requires that for this business a company needs to calculate the reserve as it had as of December 31, 2011 (“2011 method”), as well as calculate the deterministic reserve as prescribed under the Valuation Manual (“VM method”) adopted by the NAIC on August 17, 2012, with prescribed changes to have projected asset yields and discount rates, and hold the greater of the two. The Company has calculated its gross and net of reinsurance reserves under both methods described above and holds the greater of the two reserves

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

calculated on both a gross and net basis. The 2020 impact of performing the VM method calculations resulted in a gross reserve increase of $575,587 and a net reserve increase of $331,650 over what would have been calculated if only using the 2011 method. The 2019 impact of performing the VM method calculations resulted in a gross reserve increase of $309,524 and a net reserve increase of $63,182 over what would have been calculated if only using the 2011 method.

Reserves for deferred annuities are computed on the basis of interest rates ranging from 2.50% to 8.75% and the reserves for immediate annuities range from 1.00% to 11.25%.

The liability for policy and contract claims includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments to such liabilities are reflected in current operations.

Reinsurance

For annuity coinsurance and life insurance mortality reinsurance arrangements, reinsurance premiums, claims and claim adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains contingently liable for the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk. The Company generally reinsures with companies rated “A” or better by A.M. Best. The Company monitors these ratings on an on-going basis as a reinsurer may be downgraded after an agreement has been entered.

The Company has coinsurance agreements with MNL Re, Solberg Re and Canal Re. Reinsurance premiums, claims and expenses and reserves under those agreements are accounted for in accordance with the terms of the reinsurance contracts.

Premiums and related costs

Premiums are recognized as revenue over the premium-paying period. Annuity considerations are recognized as revenue when received. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Repurchase agreements

As part of its investment strategy, the Company enters into repurchase agreements to increase the Company’s investment return. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. Repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. These agreements are a bilateral trade agreement.

A majority of the Company’s repurchase agreement arrangements are for contractual terms of greater than one year. As a result, the par value and fair value of the securities sold under agreement to repurchase can change during the term of the repurchase agreement due to amortization, pay downs and changes in fair values. In situations where the underlying collateral subject to repurchase has a fair value greater or less than the contractual requirements under the repurchase agreement, the Company or counterparties are required to post additional

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

collateral. Generally, the amount advanced by the counterparty cannot be less than 95% of the fair value of the underlying collateral sold under the agreement to repurchase.

Income taxes

Under SSAP No. 101, income taxes incurred are charged or credited to net income based upon amounts estimated to be payable or recoverable for the current year. The Company recognizes deferred income tax assets and liabilities for the expected future tax effects attributable to temporary differences between financial statement and tax return bases of assets and liabilities, based on enacted rates and other provisions of the tax laws. All changes in deferred tax assets and liabilities are reported directly in surplus, including the effect of a change in tax laws or rates in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company files a consolidated federal income tax return with its subsidiaries, MNL Re, Solberg Re and Canal Re.

If applicable, the Company’s liability for income taxes would include a liability for uncertain tax positions, interest and penalties which relate to tax years still subject to review by the IRS or other taxing jurisdictions.

See Note 13 for the Company’s SSAP No. 101 calculation.

Variable life and annuity products

A portion of the separate accounts held by the Company are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally separated and are not subject to the claims that may arise out of any other business of the Company. The Company reports these separate account assets at fair value; the underlying investment risks are assumed by the policyholders. The fair value of the variable separate accounts assets are based on market quoted net asset values of the underlying mutual funds. The Company records the related liabilities at amounts equal to the fair value of the underlying assets. The Company reflects these assets and liabilities in the separate account assets and liabilities lines in the statements of admitted assets, liabilities and capital and surplus. The Company records the fees earned for administrative and contract holder services performed for the separate accounts in other income of the statements of operations.

Bank owned life insurance products

Another portion of the separate accounts held by the Company relates to individual bank owned life insurance policies that are non-indexed with fixed guarantees. These amounts are subject to limited discretionary withdrawal at book value without a market value adjustment. The assets in this separate account are carried at book value in accordance with the prescribed practice promulgated by the State of Iowa. The Company assumes the underlying risk for the performance of the assets in this separate account. The Company reflects these assets and liabilities in the separate account assets and liabilities lines in the statements of admitted assets, liabilities and capital and surplus.

Accounting changes and correction of prior period errors

During 2019, the Company recorded a correction of error related to a block of interest only bonds. The amortization of the book value of these securities had been calculated incorrectly resulting in a cumulative overstatement of book value and overstatement of investment income related to amortization, which was corrected during 2019. The statements of changes in capital and surplus contains an adjustment of negative $21,994 in 2019 to correct this error.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

2.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company’s financial instruments are as follows:

		December 31, 2020
						Not
	Estimated	Carrying				Practicable
Type of Financial Instrument			(Level 1)	(Level 2)	(Level 3)	(Carrying
	Fair Value	Value				Value)
Financial assets:
Bonds	$53,763,661	$48,452,287	$—	$48,422,711	$5,340,950	$—
Preferred stocks	831,674	771,536	—	831,209	465	—
Common stocks	433,602	433,602	287,409	135,273	10,920	—
Mortgage loans	4,540,386	4,403,274	—	4,540,386	—	—
Policy loans	404,383	404,383	—	404,383	—	—
Cash, cash equivalents and short-term investments	1,448,042	1,448,036	923,238	524,804	—	—
Derivative instruments	1,603,398	459,488	40,466	1,562,932	—	—
Other invested assets	1,420,580	1,266,969	—	906,090	514,490	28,079
Separate accounts	6,174,350	5,779,605	2,839,353	3,127,820	207,177	—
Financial liabilities:
Liabilities for deposit-type contracts	$353,341	$344,604	$—	$—	$353,341	$—
Repurchase agreements, FHLB advances and collateral on derivative instruments	7,614,421	7,548,006	295,682	7,318,739	—	—
Derivative instruments	849,035	176,402	—	849,035	—	—

		December 31, 2019
						Not
	Estimated	Carrying				Practicable
Type of Financial Instrument			(Level 1)	(Level 2)	(Level 3)	(Carrying
	Fair Value	Value				Value)
Financial assets:
Bonds	$47,550,841	$44,434,060	$—	$42,793,468	$4,757,373	$—
Preferred stocks	287,527	261,244	—	247,892	39,635	—
Common stocks	266,377	266,377	149,344	105,246	11,787	—
Mortgage loans	4,659,340	4,538,436	—	4,659,340	—	—
Policy loans	395,058	395,058	—	395,058	—	—
Cash, cash equivalents and short-term investments	494,409	494,409	361,888	132,521	—	—
Derivative instruments	1,100,687	321,814	11,476	1,089,211	—	—
Other invested assets	1,155,654	1,011,464	—	609,603	546,051	33,552
Separate accounts	5,558,510	5,316,107	2,415,392	2,975,999	167,119	—
Financial liabilities:
Liabilities for deposit-type contracts	$560,192	$548,418	$—	$—	$560,192	$—
Repurchase agreements, FHLB advances and collateral on derivative instruments	6,507,033	6,488,170	302,669	6,204,364	—	—
Derivative instruments	422,829	87,482	—	422,829	—	—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Included in various investment related line items in the statements of admitted assets, liabilities and capital and surplus are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

Fair value measurements

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions, which involves a significant degree of judgment.

Investments for which market prices are not observable are generally private investments, securities valued using non-binding broker quotes, or securities with very little trading activity. Fair values of private investments are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class when such amounts are available. If these are not available, a discounted cash flow analysis using interest spreads adjusted for the maturity/average life differences may be used. Spread adjustments are intended to reflect an illiquidity premium and take into account a variety of factors including but not limited to senior unsecured versus secured, par amount outstanding, number of holders, maturity, average life, composition of lending group, debt rating, credit default spreads, default rates and credit spreads applicable to the security sector. These valuation methodologies involve a significant degree of judgment.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1—Quoted prices are available in active markets that the Company has the ability to access for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are listed equities, mutual funds, money market funds, non-interest bearing cash, exchange traded futures and separate account assets. As required by the fair value measurements guidance, the Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

Level 2—Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates. Financial instruments that are generally included in this category include corporate bonds, asset-backed securities, CMOs, short-term investments, less liquid and restricted equity securities and over-the-counter derivatives.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Level 3—Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial instruments. Financial instruments that are included in this category generally include private corporate securities and collateralized debt obligations.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. From time to time there may be movements between levels as inputs become more or less observable, which may depend on several factors including the activity of the market for the specific security, the activity of the market for similar securities, the level of risk spreads and the source of the information from which the Company obtains the information.

The Company relies on third party pricing services and independent broker quotes to value bonds and equity securities. The third party pricing services use discounted cash flow models or the market approach to value the securities when the securities are not traded on an exchange. The following characteristics are considered in the valuation process: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark and comparable securities, estimated cash flows and prepayment speeds.

The Company performs both quantitative and qualitative analysis of the prices. The review includes initial and ongoing review of the third party pricing methodologies, back testing of recent trades, and review of pricing trends and statistics.

The following tables summarize the valuation of the Company’s financial instruments carried at fair value as presented in the statements of admitted assets, liabilities and capital and surplus, by the fair value hierarchy levels defined in the fair value measurements guidance. Methods and assumptions used to determine the fair values are described in Note 1.

	December 31, 2020
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds - industrial & miscellaneous	$—	$10,609	$7,430	$—	$18,039
Common stocks—other	287,409	135,273	10,920	—	433,602
Derivative instruments—interest rate floors	—	7,670	—	—	$7,670
Derivative instruments—foreign exchange forwards	—	2	—	—	2
Derivative instruments—futures	40,466	—	—	—	40,466
Separate account assets (a)	2,765,174	—	—	—	2,765,174
Financial liabilities (carried at fair value):
Derivative instruments—foreign exchange forwards	$—	$1,754	$—	$—	$1,754

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	December 31, 2019
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds—industrial & miscellaneous	$—	$1,464	$—	$—	$1,464
Common stocks—other	149,344	105,246	11,787	—	266,377
Derivative instruments—interest rate floors and swaps	—	5,563	—	—	5,563
Derivative instruments—foreign exchange forwards	—	17	—	—	17
Derivative instruments—futures	11,476	—	—	—	11,476
Separate account assets (a)	2,381,598	—	—	—	2,381,598
Financial liabilities (carried at fair value):
Derivative instruments—foreign exchange forwards	$—	$159	$—	$—	$159

(a)

Fair values and changes in fair values of separate account assets generally accrue directly to policyholders and are not included in the Company’s revenues, benefits, expenses or surplus. The amounts shown in the previous tables include only the assets for the variable life insurance and variable annuity separate accounts; the amounts exclude the assets for the bank owned life insurance separate accounts.

Included in bonds are those that have been impaired at the reporting date or NAIC 6 and are carried at fair value. SVO valuations are used for some bonds when available. SVO valuations are based upon publicly available prices for identical or similar assets or on valuation models or matrices using observable inputs. Bonds not valued using SVO valuations are those that have been impaired but not designated as in default by the SVO. Fair values for such securities may be determined utilizing unobservable inputs.

The changes in financial instruments measured at fair value, excluding accrued interest income, for which

Level 3 inputs were used to determine fair value are as follows:

	December 31, 2020
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Bonds—industrial & miscellaneous	$—	$7,430	$—	$—	$—	$—	$—	$7,430
Common stocks—other	11,787	—	—	—	(953)	163	(77)	10,920

Total assets	$11,787	$7,430	$—	$—	$(953)	$163	$(77)	$18,350

	December 31, 2019
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Common stocks—other	$7,906	$—	$—	$—	$(899)	$4,780	$—	$11,787

Total assets	$7,906	$—	$—	$—	$(899)	$4,780	$—	$11,787

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

3.	INVESTMENTS AND INVESTMENT INCOME

Bond and stock investments

The admitted value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in bonds and preferred stocks are as follows:

	December 31, 2020
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$2,857,238	$438,404	$1,243	$3,294,399
All other governments	356,028	23,382	1,130	378,280
U.S. special revenue & special assessment obligations, non-guaranteed	12,770,970	2,101,652	1,498	14,871,124
Industrial and miscellaneous	30,616,769	2,923,759	185,289	33,355,239
Bank loans	1,232,890	21,697	8,818	1,245,769
Parent, subsidiaries and affiliates	618,392	12,368	11,910	618,850

Total bonds	$48,452,287	$5,521,262	$209,888	$53,763,661

Preferred stocks	$771,536	$60,144	$6	$831,674

	December 31, 2019
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$3,897,795	$320,357	$3,042	$4,215,110
All other governments	118,217	12,119	—	130,336
U.S. special revenue & special assessment obligations, non-guaranteed	12,666,754	1,330,300	10,235	13,986,819
Industrial and miscellaneous	26,641,842	1,557,875	92,710	28,107,007
Bank loans	437,285	2,822	2,115	437,992
Parent, subsidiaries and affiliates	672,167	11,516	10,106	673,577

Total bonds	$44,434,060	$3,234,989	$118,208	$47,550,841

Preferred stocks	$261,244	$27,925	$1,642	$287,527

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The cost and admitted value of common stocks—subsidiaries and common stocks—other are as follows:

	December 31, 2020
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$71,422	$208,106	$—	$279,528
Other	409,489	28,443	4,330	433,602

Total	$480,911	$236,549	$4,330	$713,130

	December 31, 2019
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$57,422	$290,737	$—	$348,159
Other	267,099	2,007	2,729	266,377

Total	$324,521	$292,744	$2,729	$614,536

The admitted value and estimated fair value of investments in bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	2020
	Admitted Value	Estimated Fair Value
Due in one year or less	$727,317	$733,984
Due after one year through five years	4,804,693	5,251,829
Due after five years through ten years	6,321,205	7,204,541
Due after ten years	18,302,170	20,914,961
Securities not due at a single maturity date (primarily mortgage-backed securities)	18,296,902	19,658,346

Total bonds	$48,452,287	$53,763,661

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Gross unrealized losses

The Company’s gross unrealized losses and estimated fair value on its bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	December 31, 2020
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. governments	$296,626	$1,243	$—	$—	$296,626	$1,243
All other governments	127,302	1,130	—	—	127,302	1,130
U.S. special revenue & special assessment obligations, non-guaranteed	93,664	1,252	18,798	246	112,462	1,498
Industrial and miscellaneous	2,595,001	111,608	3,083,063	73,683	5,678,064	185,291
Bank loans	87,699	7,555	68,708	1,263	156,407	8,818
Parent, subsidiaries and affiliates	29,364	2,537	93,411	9,373	122,775	11,910

Total bonds	3,229,656	125,325	3,263,980	84,565	6,493,636	209,890

Preferred stocks	22	6	—	—	22	6

Total bonds and preferred stocks	$3,229,678	$125,331	$3,263,980	$84,565	$6,493,658	$209,896

	December 31, 2019
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. government	$138,671	$2,834	$53,802	$208	$192,473	$3,042
U.S. special revenue & special assessment obligations, non-guaranteed	638,598	7,917	181,248	2,318	819,846	10,235
Industrial and miscellaneous	1,606,354	11,765	3,444,911	80,945	5,051,265	92,710
Bank loans	61,938	316	61,723	1,799	123,661	2,115
Parent, subsidiaries and affiliates	28,623	1,377	146,720	8,729	175,343	10,106

Total bonds	2,474,184	24,209	3,888,404	93,999	6,362,588	118,208

Preferred stocks	—	—	17,521	1,642	17,521	1,642

Total bonds and preferred stocks	$2,474,184	$24,209	$3,905,925	$95,641	$6,380,109	$119,850

At December 31, 2020, the Company held 12,531 positions in bonds and preferred stocks. The table above includes 696 securities of 523 issuers as of December 31, 2020. As of December 31, 2020, 93% of the unrealized losses on bonds were securities rated investment grade. Investment grade securities are defined as those securities rated 1 or 2 by the SVO. Preferred stocks in the above table consist primarily of non-redeemable preferred stocks. At December 31, 2020, bonds and preferred stocks in an unrealized loss position had fair value equal to 97% of amortized cost.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The following summarizes the unrealized losses by investment category as of December 31, 2020.

U.S. government

The unrealized losses on U.S. government securities represent 1% of total unrealized losses at December 31, 2020. The total unrealized losses in this category have decreased at December 31, 2020 compared to December 31, 2019. The unrealized losses are applicable to securities with yields lower than the market yield available on similar securities at December 31, 2020. The previous table indicates 100% of the unrealized losses have been in an unrealized loss position for twelve months or less. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2020.

All other governments

The unrealized losses on all other governments represent 1% of total unrealized losses at December 31, 2020. The Company did not own any other government securities prior to 2020. The unrealized losses are applicable to securities with yields lower than the market yield available on similar securities at December 31, 2020. The previous table indicates 100% of the unrealized losses have been in an unrealized loss position for twelve months or less. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2020.

U.S. special revenue and special assessment obligations, non-guaranteed

The unrealized losses on U.S. special revenue and special assessment obligations, non-guaranteed, represent 1% of total unrealized losses at December 31, 2020. The total unrealized losses in this category have decreased at December 31, 2020 compared to December 31, 2019. The unrealized losses are applicable to securities with yields higher than the market yield available on similar securities at December 31, 2020. The table indicates 84% of the unrealized losses have been in an unrealized loss position for twelve months or less. Yields decreased during 2020 causing increases in the fair values of investments of this category compared to 2019. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2020.

Industrial and miscellaneous

The unrealized losses on industrial and miscellaneous, represent 88% of unrealized losses at December 31, 2020 and are primarily in corporate bonds, private asset backed securities and collateralized debt obligations backed by various assets. The unrealized losses in this category have increased at December 31, 2020 compared to December 31, 2019. The table indicates 60% of the unrealized losses have been in an unrealized loss position for twelve months or less. The increase in unrealized losses is largely attributable to high yield credit spreads widening during 2020. The Company reviews its security positions with unrealized losses on an on-going basis and recognizes OTTI if evidence indicates a loss will be incurred. In all other cases, if the Company does not intend to sell these securities prior to recovery and has the intent and ability to retain the investment until recovery of each security’s amortized cost, the security is not considered to be other-than-temporarily impaired.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Bank loans

The unrealized losses on bank loans, represent 4% of unrealized losses at December 31, 2020. The unrealized losses in this category have increased at December 31, 2020 compared to December 31, 2019. The increase in unrealized losses is largely attributable to high yield credit spreads widening during 2020. The table indicates 86% of the unrealized losses have been in an unrealized loss position for less than twelve months. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2020.

Parent, subsidiaries and affiliates

The unrealized losses on parent, subsidiaries and affiliates, represent 5% of unrealized losses at December 31, 2020. The unrealized losses in this category have increased at December 31, 2020 compared to December 31, 2019. The table indicates 21% of the unrealized losses have been in an unrealized loss position for less than twelve months. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2020.

Preferred stocks

This category, which represents less than 1% of unrealized losses at December 31, 2020, consists of perpetual and redeemable preferred stocks in the industrial and miscellaneous sector, primarily financial institutions. The unrealized losses in this category have decreased at December 31, 2020 compared to December 31, 2019. The table indicates 100% of the unrealized losses have been in an unrealized loss position for less than twelve months. The Company reviews its security positions with unrealized losses on an on-going basis and recognizes OTTI if evidence indicates a loss will be incurred. In all other cases, if the Company does not intend to sell these stocks prior to recovery and has the intent and ability to retain the investment until recovery of each stocks amortized cost, the security is not considered to be other-than- temporarily impaired.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Other-than-temporary impairments

As a result of the Company’s review of OTTI of investment securities, OTTI recognized on loan-backed and structured securities is summarized in the following table:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Recognized Other-Than- Temporary Impairment	Amortized Cost After Other-Than- Temporary Impairment	Fair Value at time of OTTI	Date of Financial Statement Where Reported
89989FAB0	$1,495	$660	$835	$835	6/30/2020
BGH3K2V74	9,048	3,648	5,400	5,400	9/30/2020
BGH4HBXH2	3,301	809	2,492	2,492	9/30/2020
00037UAC4	7,056	4,190	2,866	2,866	9/30/2020
89473MAD4	17,484	3,099	14,385	14,385	9/30/2020
001406AA5	22,332	6,233	16,099	17,630	12/31/2020
04301YAA1	36,631	21,561	15,070	16,675	12/31/2020
82323MAA7	37,028	19,316	17,712	19,359	12/31/2020
87404LAA0	59,421	6,233	53,187	57,168	12/31/2020
89989FAA2	50,166	9,697	40,470	40,979	12/31/2020
05580HAE9	1,328	646	682	682	12/31/2020
67105VAQ7	1,004	995	9	50	12/31/2020

		$77,086

Net investment income and net realized capital gains (losses)

The major categories of net investment income reflected in the statements of operations are summarized as follows:

	2020	2019	2018
Bonds	$2,058,710	$2,080,762	$2,090,330
Preferred stocks	25,166	13,650	16,168
Common stocks - other	11,850	7,813	6,126
Mortgage loans	204,361	215,349	208,887
Real estate	2,607	1,992	2,737
Policy loans	22,860	22,797	23,371
Cash, cash equivalents and short-term investments	5,046	15,115	11,415
Derivative instruments	100,840	170,565	46,616
Other invested assets	127,347	118,396	120,039
Other investment income	1,152	2,105	4,913

Total gross investment income	2,559,939	2,648,544	2,530,602
Less: Investment expenses	239,727	294,837	277,722

Net investment income	$2,320,212	$2,353,707	$2,252,880

Investment expenses consist primarily of investment advisory fees, interest expense on repurchase agreements, interest expense on FHLB advances, interest on surplus notes, interest related to derivative collateral liabilities and other expenses related to the administration of investments.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The Company recognized $16,408, $30,680, and $20,788 of net investment income for the years ended December 31, 2020, 2019, and 2018, respectively related to prepayment penalties or acceleration fees on bonds in the general account that were called. The total number of called bonds in the general account were 58, 42, and 51 for the years ended December 31, 2020, 2019, and 2018, respectively.

The Company recognized $523, $806, and $815 of net investment income for the years ended December 31, 2020, 2019, and 2018, respectively related to prepayment penalties or acceleration fees on bonds in the separate account that were called. The total number of called bonds in the separate account were 7, 10, and 16 for the years ended December 31, 2020, 2019, and 2018, respectively.

The major categories of net realized capital gains (losses) reflected in the statements of operations are summarized as follows:

	2020	2019	2018
Bonds	$(59,149)	$(41)	$(255,994)
Preferred stocks	13,775	875	2,009
Common stocks - subsidiaries	—	—	(70,826)
Common stocks - other	(40)	(95)	1,741
Mortgage loans	(57,455)	—	—
Real Estate	63	(5,922)	(7,004)
Short-term investments	3	—	—
Derivative instruments	(1,382)	(812)	(43,511)
Other invested assets	(46,265)	(6,573)	401

Realized capital losses	(150,450)	(12,568)	(373,184)
Income tax effects	(7,780)	(7,214)	56,963
Amounts transferred to IMR (net of federal income taxes of $9,193, $4,122 and $(62,002))	(34,584)	(15,507)	233,244

Net realized capital losses	$(192,814)	$(35,289)	$(82,977)

Proceeds from the sale of investments in bonds and the gross gains and losses realized on these sales (excluding OTTI losses, maturities, calls, exchanges and prepayments) were as follows:

	2020	2019	2018
Proceeds from sales	$4,076,564	$1,377,110	$7,829,963
Gross realized gains	76,899	20,678	38,002
Gross realized losses	(95,042)	(18,358)	(332,565)

The gross realized gains (losses) on the bonds represent the difference between the proceeds from the sale of the bonds and the basis of the bonds, which is primarily amortized cost.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Mortgage loans

The following table summarizes the Company’s mortgage loans by property type:

	2020		2019
	Carrying Value	% of Total	Carrying Value	% of Total
Office	$1,733,208	40%	$1,899,670	43%
Retail	941,150	21%	921,727	20%
Hotel	610,441	14%	607,454	13%
Multi-family	523,106	12%	567,151	12%
Other	272,365	6%	167,845	4%
Industrial	259,261	6%	290,673	6%
Medical	59,936	1%	75,112	2%
Residential	10,000	0%	10,000	0%

Total	$4,409,467	100%	$4,539,632	100%

Mortgage loans by United States geographic locations are as follows:

	2020		2019
	Carrying Value	% of Total	Carrying Value	% of Total
Pacific	$1,318,536	31%	$1,182,441	26%
South Atlantic	1,298,280	29%	1,355,706	30%
Middle Atlantic	705,709	16%	823,340	18%
Mountain	309,142	7%	338,985	7%
East North Central	271,257	6%	342,792	8%
New England	225,913	5%	229,114	5%
West South Central	151,767	3%	181,445	4%
West North Central	70,802	2%	71,536	2%
East South Central	58,061	1%	14,273	0%

	$4,409,467	100%	$4,539,632	100%

The Company’s mortgage loans by origination year are as follows:

	Carrying Value	% of Total
2020	$197,854	4%
2019	599,514	14%
2018	707,818	16%
2017	284,906	6%
2016 and prior	2,619,375	60%

	$4,409,467	100%

The Company has no outstanding commitments on mortgage loans at December 31, 2020.

Any loan delinquent on contractual payments over 90 days past due is considered non-performing. At December 31, 2020 and 2019, there were no non-performing commercial mortgage loans that were over 90 days past due on contractual payments.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Mortgage loan equivalent ratings are based on the expected loss of the security rather than the probability of defaults. Ratings are assessed by looking at the financial condition of the borrower to make required payments, including the value of the underlying collateral, the market in which the collateral is operating and the level of associated debt.

Information regarding the Company’s credit quality indicators for its recorded investment in mortgage loans, gross of valuation allowances is as follows:

	December 31, 2020		December 31, 2019
	Carrying Value	% of Total	Carrying Value	% of Total
Internal credit risk grade:
High quality	$2,849,152	65%	$3,550,369	78%
Medium quality	526,561	12%	526,125	12%
Low quality	1,023,754	23%	453,138	10%
Residential - unrated	10,000	0%	10,000	0%

Total mortgage loans	$4,409,467	100%	$4,539,632	100%

The Company acquired 14 new commercial mortgage loans in 2020 with interest rates ranging from 2.65 to 4.85%.

Information regarding the Company’s loan to value ratio for its recorded investment in mortgage loans, gross of valuation allowances is as follows:

	December 31, 2020		December 31, 2019
	Carrying Value	% of Total	Carrying Value	% of Total
Less than 50%	$358,963	8%	$250,318	6%
50% to 60%	2,025,036	46%	2,081,040	46%
61% to 70%	1,847,531	42%	2,055,030	45%
71% to 80%	177,937	4%	153,244	3%
81% to 90%	—	0%	—	0%
91% to 100%	—	0%	—	0%

Total mortgage loans	$4,409,467	100%	$4,539,632	100%

The loan-to-value ratio is determined using the most recent appraised value. Appraisals are updated periodically when there is an indication of a possible significant collateral decline or there are loan modifications or refinance requests. A loan-to-value ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral.

The Company reviews its mortgage loans for impairment on an on-going basis. It considers such factors as delinquency of payments, decreases in the value of underlying properties, the financial condition of the mortgagor and the impact of general economic conditions in the geographic areas of the properties collateralizing the mortgages. Once the determination is made that a mortgage loan is impaired, the primary consideration used to determine the amount of the impairment is the fair market value of the underlying property. The Company assumes it would receive the proceeds from the sale of the underlying property less sale expenses. The Company maintains a general allowance for mortgage loan losses. The allowance is determined through an analysis of specific loans that are believed to have a higher risk of credit impairment. The Company held an allowance of $6,193 and $1,196 at December 31, 2020 and 2019, respectively.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Three mortgage loans were impaired during the year ended December 31, 2020, via direct write down of the carrying amount of the loans in the amount of $47,012. The impairment was recognized in Net realized capital losses in the statements of operations. The recorded investment and unpaid principal balance of the impaired mortgage loans are $59,719 and $106,731, respectively, as of December 31, 2020. The average recorded investment in impaired loans was $83,749 and $0 for the years ended December 31, 2020 and 2019, respectively. No mortgage loans were impaired during the year ended December 31, 2019.

The Company did not restructure or take ownership of real estate in satisfaction of any mortgage loans during 2020 and 2019. Real estate acquired through foreclosure is a component of real estate in the statement of admitted assets, liabilities, and capital and surplus.

Credit risk concentration

The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. governments and U.S. special revenue bonds, the Company had no investments that exceeded 10% of the Company’s capital and surplus at December 31, 2020.

Restricted assets

The following assets are subject to applicable restrictions under each of the following areas:

	December 31, 2020
Restricted Asset Category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Subject to repurchase agreements	$3,983,845	6%	6%
FHLB capital stock	132,912	0%	0%
On deposit with states	3,207	0%	0%
Pledged as collateral to FHLB	3,072,795	5%	5%
Pledged as collateral not captured in other categories	60,500	0%	0%

Total restricted assets	$7,253,259	11%	11%

	December 31, 2019
	Total	Gross	Admitted
			Restricted to
Restricted Asset Category	Admitted	Restricted to	Total Admitted
	Restricted	Total Assets	Assets
Subject to repurchase agreements	$3,969,921	7%	7%
FHLB capital stock	100,912	0%	0%
On deposit with states	3,212	0%	0%
Pledged as collateral to FHLB	2,272,795	4%	4%
Pledged as collateral not captured in other categories	60,893	0%	0%

Total restricted assets	$6,407,733	11%	11%

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Other

FHLB

The Company is a member of FHLB of Des Moines. In order to maintain its membership and borrow funds, the Company is required to purchase FHLB equity securities. As of December 31, 2020 and 2019, the Company owns common stock totaling $132,912 and $100,912, respectively, which is carried at cost. Resale of these securities is restricted only to FHLB. As a member of FHLB, the Company can borrow money provided that FHLB’s collateral and stock ownership requirements are met. The maximum amount a member can borrow is equal to thirty percent of the Company’s asset balance as of the prior quarter end subject to availability of acceptable collateral. The interest rate and repayment terms differ depending on the type of advance and the term selected. At December 31, 2020 and 2019, the Company had outstanding advances of $3,072,795 and $2,272,795, respectively, from FHLB (see Note 7).

Deposits with regulatory authorities

At December 31, 2020 and 2019, securities (primarily bonds) with admitted carrying values of $3,207 and $3,212 respectively, were on deposit with regulatory authorities as required by law.

4.	DERIVATIVES AND DERIVATIVE INSTRUMENTS

The following table presents the notional amounts, amortized cost, estimated fair value and carrying value of derivatives:

	December 31, 2020
	Notional	Amortized	Estimated	Carrying
	Amount	Cost	Fair Value	Value
Assets:
Derivative instruments:
Call options	$18,411,245	$411,350	$1,555,260	$411,350
Futures	899,525	—	40,466	40,466
Interest rate floors	113,000	716	7,670	7,670
Foreign exchange forwards	482	—	2	2

		$412,066	$1,603,398	$459,488

Liabilities:
Derivative instruments:
Foreign exchange forwards	$49,346	$—	$1,754	$1,754
Written options	6,119,887	174,648	847,281	174,648

		$174,648	$849,035	$176,402

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	December 31, 2019
	Notional	Amortized	Estimated	Carrying
	Amount	Cost	Fair Value	Value
Assets:
Derivative instruments:
Call options	$17,286,953	$304,759	$1,083,632	$304,759
Futures	1,138,155	—	11,476	11,476
Interest rate floors	113,000	981	5,200	5,200
Foreign exchange forwards	4,772	—	17	17
Interest rate swaps	80,900	—	362	362

		$305,740	$1,100,687	$321,814

Liabilities:
Derivative instruments:
Foreign exchange forwards	$30,300	$—	$159	$159
Written options	5,836,983	87,323	422,670	87,323

		$87,323	$422,829	$87,482

The following table presents the impact of derivatives on net investment income and change in unrealized capital gains (losses):

	2020	2019	2018
Gain (loss) recognized in net investment income
Options	$65,988	$7,106	$81,266
Futures	32,028	163,155	(35,550)
Interest rate swaps	726	(83)	195
Interest rate floors	2,098	387	705

	$100,840	$170,565	$46,616

Gain (loss) recognized in net unrealized gains (losses):
Interest rate swaps	$(362)	$769	$(956)
Interest rate floors	2,735	2,185	(2,278)
Interest rate caps	—	—	47,092
Foreign exchange derivatives	(1,610)	209	380

	$763	$3,163	$44,238

The Company accounts for its financial options, futures, interest rate swaps, and other derivatives in accordance with SSAP 86, Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions, except for those options accounted for in accordance with IAC 191-97, as discussed in Note 1. Following is a discussion of the various derivatives used by the Company.

Options and futures

The Company has indexed annuity and indexed universal life products that provide for a guaranteed base return and a higher potential return tied to several major equity market indices. In order to fund these benefits the Company purchases index options that compensate the Company for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company also enters futures contracts to compensate it for increases in the same indices. The Company classifies these options and futures as derivative instruments.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

In accordance with IAC 191-97, the Company carries financial options at amortized cost and amortizes the cost of the index options against investment income over the term of the option. When the options mature, any value received by the Company is reflected as investment income.

The futures contracts have no initial cost and are marked to market daily. That daily mark-to-market is settled through the Company’s variation margin accounts maintained with the counterparty. The Company reports the change in the futures variation margin accounts as investment income.

The hedged annuity liabilities are reported in the statutory statements of admitted assets, liabilities and capital and surplus as a component of liabilities for future policy benefits in accordance with IAC 191-97 and credited indexed returns are reflected in the reserve as realized based on actual index performance.

The hedged life liabilities are reported in the statutory statements of admitted assets, liabilities and capital and surplus as a component of liabilities for future policy benefits equal to the implied fair value appreciation of the index options until the policy anniversary date. At the anniversary date, the annuity and life policyholder account values are revalued with amounts credited to the policyholders recognized as a component of increase in aggregate reserves.

The adoption of IAC 191-97 has resulted in a timing variance between the emergence of income on futures and the emergence of the reserve increase associated with the hedged liabilities. The futures earnings are realized daily as they are earned, but the impact to the reserve of market appreciation does not occur until the policy anniversary. To mitigate this variance, to the extent the variance accelerates earnings, the Company has set up a voluntary statutory reserve. The amount of this reserve was $126,888 and $102,234 at December 31, 2020 and 2019, respectively, and is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The voluntary reserve is not reported at a value below zero. Futures losses are recognized as incurred as a reduction in investment income.

Other derivative instruments

The Company has entered into interest rate floor and interest rate swap agreements to help manage its overall exposure to interest rate changes and credit events. These other derivative instruments do not hedge specific assets or liabilities and as such are not accounted for under hedge accounting. In accordance with SSAP 86, these swaps and floors are reported at fair value in the statements of admitted assets, liabilities and capital and surplus and changes in the fair value are reported as a change in unassigned surplus. The Company recognized income (expense) on interest rate swaps through investment income. This income is received or paid on reset/settlement date and is accrued until the next reset date.

The Company has entered into foreign currency forwards to protect itself against currency fluctuations on foreign financial instruments. These forwards are reported at fair value in the statements of admitted assets, liabilities, and capital and surplus and changes in fair value are reported as a component of change in unassigned surplus.

The following relates to interest rate swaps and interest rate floors. The interest rates are measured against 3-month LIBOR:

	2020	2019
Interest rate swaps:
Fixed rates	—	2.14% to 2.62%
Variable rates	—	1.91% to 1.95%
Interest rate floors, strike rates	3.00%	3.00%

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Collateral on derivatives

As a result of market value changes, certain financial institutions involved in the interest rate swap agreements and financial options deposit cash with the Company to collateralize these obligations. The cash collateral and the amount that the Company was permitted to repledge were $295,681 and $302,379 at December 31, 2020 and 2019, respectively. The obligation to repay the collateral is reflected in repurchase agreements, FHLB advances and collateral on derivatives in the statements of admitted assets, liabilities and capital and surplus.

The Company generally limits its selection of counterparties that are obligated under its non-exchange traded derivative contracts to those with investment grade ratings. As of December 31, 2020, no counterparty had more than 3% exposure to the fair value of the Company’s derivative contracts. Entering into such agreements from financial institutions with long-standing performance records minimizes the credit risk. The amounts of such exposure are essentially the net replacement cost or fair value for such agreements with each counterparty, as well as any interest due the Company from the last interest payment period less any collateral posted by the financial institution.

5.	OFFSETTING OF ASSETS AND LIABILITIES

Certain of the Company’s derivative instruments are subject to enforceable master netting arrangements that provide for the net settlement of all derivative contracts between the Company and counterparty in the event of default or upon the occurrence of certain termination events. Collateral support agreements are also in place requiring the Company or the counterparty to pledge collateral in the event minimum thresholds have been reached, typically related to the fair value of the outstanding derivatives. Additionally, certain of the Company’s repurchase agreements provide for net settlement on termination of the agreement.

The Company reports derivative instruments and repurchase agreements on a gross basis within the statements of admitted assets, liabilities, and capital and surplus.

The tables below present the Company’s gross and net derivative instruments and gross and net repurchase agreements by asset and liabilities:

	December 31, 2020
	Gross Amounts Presented in the Balance Sheet	Collateral- Financial Instruments and/or Cash	Net Amount
Offsetting of financial assets:
Derivatives	$459,488	$295,681	$163,807

Total financial assets	$459,488	$295,681	$163,807

Offsetting of financial liabilities:
Derivatives	$176,402	$—	$176,402
Repurchase agreements	4,179,530	4,179,530	—

Total financial liabilities	$4,355,932	$4,179,530	$176,402

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

	December 31, 2019
	Gross Amounts Presented in the Balance Sheet	Collateral- Financial Instruments and/or Cash	Net Amount
Offsetting of financial assets:
Derivatives	$321,814	$302,379	$19,435

Total financial assets	$321,814	$302,379	$19,435

Offsetting of financial liabilities:
Derivatives	$87,482	$—	$87,482
Repurchase agreements	3,912,706	3,912,706	—

Total financial liabilities	$4,000,188	$3,912,706	$87,482

6.	REAL ESTATE AND EQUIPMENT

The Company purchases and capitalizes various classes of assets in the regular course of its insurance operations. These assets are amortized using the straight-line and accelerated declining balance methodologies over a specified period of years that varies with the class of asset that ranges from 3 years to 39 years. The depreciation expense recorded in 2020, 2019 and 2018 was $26,478, $27,200 and $28,789, respectively. Following is a summary of the capitalized assets (including the Company’s office buildings and real estate acquired in satisfaction of mortgage loans) and the related accumulated depreciation for the major classes of assets:

	Range of	2020	2019
	Useful Lives
Land	N/A	$10,936	$10,936
Land improvements	15 years	1,057	835
Buildings and improvements	39 years	95,694	32,967
Leasehold improvements	Remaining	3,466	3,454
	Life of Lease
Furniture and fixtures	7 years	9,054	8,710
Computer equipment and software	3 years	228,492	218,360
Other	5 years	38	38

		348,737	275,300
Accumulated depreciation		(209,810)	(184,400)
Nonadmitted		(33,079)	(47,382)

Net admitted value		$105,848	$43,518

The net admitted value of these assets is reflected in the following lines in the Company’s statements of admitted assets, liabilities and capital and surplus:

	2020	2019
Real Estate	$100,995	$38,774
Other admitted assets	4,853	4,744

At December 31, 2020 and 2019, real estate consists of $100,995 and $38,774, respectively, for the Company’s offices.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The Company recorded impairment losses net of reinsurance of $6,000 in 2019 related to a commercial property foreclosed on in 2016. The property was sold during 2019 for a gain of $78. An additional gain of $63 was recorded for this property due to a residual amount received in 2020.

7.	FHLB ADVANCES

The Company is a member of FHLB of Des Moines. In accordance with the FHLB membership agreement, the Company can be required to purchase FHLB common stock in order to borrow funds. These borrowings are reported as FHLB advances in the statements of admitted assets, liabilities and capital and surplus. The Company purchased $32,000 and $0 of additional common stock in 2020 and 2019, respectively. The Company did not sell any common stock in 2020 or 2019. In addition, the Company has posted mortgage loans and agency MBS/CMO fixed income securities with fair values in excess of the amount of the borrowings as collateral.

The amount of FHLB stock held is as follows:

	2020	2019

Membership stock—class A	$10,000	$10,000
Activity stock	122,912	90,912

Total	$132,912	$100,912

The Class A Membership Stock is not eligible for redemption.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

At December 31, 2020 and 2019, the Company had outstanding advances of $3,072,795 and $2,272,795, respectively. It is not part of the Company’s strategy to utilize these funds for operations, and any funds obtained from the FHLB of Des Moines for use in general operations would be accounted for consistent with SSAP No. 15 as borrowed money. The purpose of the advances is to complement the Company’s repurchase agreement program. The advances are reported as a component of repurchase agreements, FHLB advances and collateral on derivatives in the statements of admitted assets, liabilities and capital and surplus. The borrowings outstanding at December 31, 2020 is as follows:

Maturity Date	Advance	Rate
1/11/2021	$75,000	2.38%
3/31/2021	57,000	2.03%
11/22/2021	150,000	2.03%
11/23/2021	149,000	2.16%
11/23/2021	8,800	3.14%
12/20/2021	195,000	2.42%
12/20/2021	65,000	2.02%
2/11/2022	88,960	2.84%
3/16/2022	400,000	1.05%
3/18/2022	200,000	2.70%
5/2/2022	90,000	2.63%
6/27/2022	155,455	2.55%
9/9/2022	203,125	3.03%
1/10/2023	75,000	2.03%
1/13/2023	70,000	1.76%
2/3/2023	50,000	1.75%
2/14/2023	130,000	1.75%
3/16/2023	400,000	1.18%
5/18/2023	70,000	1.35%
6/26/2023	155,455	0.93%
10/5/2023	70,000	1.50%
10/30/2023	150,000	1.48%
12/18/2023	65,000	1.98%

	$3,072,795

Additionally, the Company has entered into borrowings commencing January and March of 2021 with maturity dates of January and April of 2024 and interest rates ranging from 0.57% to 1.93% to lock in future interest rates on our FHLB borrowings. Interest expense incurred during 2020, 2019 and 2018 was $57,271, $48,817 and $40,075, respectively, and is reported as a component of net investment income in the statement of operations. The Company has determined the actual maximum borrowing capacity as $3,880,047. The Company calculated this amount in accordance with limitations in the FHLB capital plan (e.g., current FHLB capital stock, limitations in the FHLB capital plan, current and potential acquisitions of FHLB capital stock, etc.).

The amount of collateral pledged to the FHLB is as follows:

Amount pledged as of reporting date	Fair Value	Carrying Value	Aggregate total borrowing
2020	4,932,421	4,349,009	3,072,795
2019	4,004,442	3,825,232	2,272,795

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Maximum amount pledged during reporting period	Fair Value	Carrying Value	Amount borrowed at time of maximum collateral
2020	5,034,115	4,624,514	3,072,795
2019	4,146,848	3,959,207	2,272,795

8.	REPURCHASE AGREEMENTS

The following tables summarizes the repurchase agreements accounted for as a secured borrowing for the Company:

Type of Repo Trades Used

2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Bilateral (YES/NO)	YES	YES	YES	YES
Tri-party (YES/NO)	NO	NO	NO	YES

Original (flow) & residual maturity

	2020
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Maximum amount
Open—no maturity	$19,323	$16,978	$20,530	$17,701
Overnight	40,066	75,509	175,000	246,392
2 days to 1 week	65,637	163,507	175,000	246,392
>1 week to 1 month	179,005	228,964	175,000	246,392
>1 month to 3 months	40,093	271,000	271,000	364,000
>3 months to 1 year	881,392	1,002,025	1,105,525	859,133
>1 year	3,352,138	3,138,138	2,914,005	3,320,397
Ending balance
Open—no maturity	$16,956	$14,046	$17,701	$—
Overnight	—	—	—	—
2 days to 1 week	—	—	—	—
>1 week to 1 month	179,005	—	25,051	60,000
>1 month to 3 months	—	271,000	246,938	304,000
>3 months to 1 year	881,392	1,002,025	859,133	495,133
>1 year	3,138,138	2,746,505	2,914,005	3,320,397

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Securities sold under repo-secured borrowing

	2020
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Maximum amount
Book adjusted carrying value (“BACV”)	XXX	XXX	XXX	$4,042,952
Nonadmitted—subset of BACV	XXX	XXX	XXX	XXX
Fair value	$4,710,117	$4,682,917	$4,711,770	$4,666,137
Ending Balance
BACV	XXX	XXX	XXX	$3,983,845
Nonadmitted—subset of BACV	XXX	XXX	XXX	XXX
Fair value	$4,710,117	$4,554,482	$4,531,764	$4,595,530

Securities sold under repo-secured borrowing by NAIC designation

	As of December 31, 2020
	NONE	NAIC 1	NAIC 2	NAIC 3
Bonds—BACV	$—	$1,897,177	$181,390	$—
Bonds—FV	—	2,172,569	215,764	—
LB & SS—BACV	—	1,905,278	—	—
LB&SS—FV	—	2,207,198	—	—

Total assets—BACV	$—	$3,802,455	$181,390	$—
Total assets—FV	$—	$4,379,767	$215,764	$—

As of December 31, 2020
	NAIC 4	NAIC 5	NAIC 6	Non- Admitted
Bonds—BACV	$—	—	$—	$—
Bonds—FV	—	—	—	—
LB & SS—BACV	—	—	—	—
LB&SS—FV	—	—	—	—

Total assets—BACV	$—	$—	$—	$—
Total assets—FV	$—	$—	$—	$—

Collateral received-secured borrowing

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$4,577,653	$4,896,121	$4,836,059	$5,300,407
Securities (FV)	—	—	—	—
Ending Balance
Cash	$4,215,490	$4,033,576	$4,062,281	$4,179,530
Securities (FV)	—	—	—	—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Cash and non-cash collateral received-secured borrowing by NAIC designation

	As of December 31, 2020
	NONE	NAIC 1	NAIC 2	NAIC 3
Ending balance
Cash	$4,179,530	$—	$—	$—

Total collateral assets—FV	$4,179,530	$—	$—	$—

As of December 31, 2020
	NAIC 4	NAIC 5	NAIC 6	Does Not Qualify As Admitted
Ending balance
Cash	$—	$—	$—	$—

Total collateral assets—FV	$—	$—	$—	$—

Allocation of aggregate collateral by remaining contractual maturity

As of December 31, 2020
Fair Value
30 days or less	$60,000
31 to 90 days	304,000
> 90 days	3,815,530

Allocation of aggregate collateral reinvested by remaining contractual maturity

	As of December 31, 2020
	Amortized Cost	Fair Value
30 days or less	$33,750	$33,818
121 to 180 days	1,243	1,246
181 to 365 days	51,749	51,420
1 to 2 years	12,375	11,916
2 to 3 years	53,792	54,951
> 3 years	3,982,248	4,026,187

Liability to return collateral-secured borrowing

	2020
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Maximum amount
Cash (collateral - all)	$4,577,653	$4,896,121	$4,836,059	$5,300,407
Securities collateral (FV)	—	—	—	—
Ending balance
Cash (collateral - all)	$4,215,490	$4,033,576	$4,062,281	$4,179,530
Securities collateral (FV)	—	—	—	—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

In addition to the securities summarized in the maturity distribution above, the Company holds short-term investments representing the balance of the repurchase agreement liabilities. The Master Repurchase Agreements with the various counterparties do not require the Company to invest the proceeds in securities with maturities matching the maturities of the repurchase agreement liabilities. As previously stated, a majority of the Company’s repurchase agreements are for terms of greater than one year. The Company has sufficient cash flows from operations and investment maturities, pay downs and calls to meet the repurchase obligations under the outstanding agreements. In addition, the Company has the ability to sell securities to meet future repayment obligations under the agreements.

9.	REINSURANCE

The Company is primarily involved in the cession and, to a lesser degree, assumption of life and annuity reinsurance with other companies. Reinsurance premiums and claims ceded and assumed for the years ended December 31 are as follows:

	2020		2019		2018
	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed
Premiums written	$1,120,417	$13,064	$744,001	$43,933	$600,377	$104,815
Claims incurred	491,553	25,763	395,999	23,976	367,303	15,810
Reserve changes	432,783	(169,129)	(128,679)	4,008	(189,364)	109,412

Premiums and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policy benefit reserves and policy claims and benefits payable are reported net of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

The Company is a party to a reinsurance agreement with North American. In this indemnity agreement, the Company assumes 80% of all policies issued by North American on or after January 1, 2014 of specific annuity plans. The Company recognized $12,929, $43,733 and $104,501 at December 31, 2020, 2019 and 2018, respectively, of premium under this agreement in the statement of operations. The Company retrocedes 100% of this business to a third party reinsurer through a modified coinsurance agreement.

The Company is a party to a modified coinsurance agreement with a third-party reinsurer. This indemnity agreement covers 80% of all policies issued by the Company on or after January 1, 2014 of specific annuity plans along with 100% of the business the Company assumes from North American in the coinsurance agreement discussed in the previous paragraph. In this agreement, the Company retains, on behalf of the reinsurer, assets equal to the statutory liabilities associated with the reinsured policies. The Company recognized $2,600,569 and $3,003,696 at December 31, 2020 and 2019, respectively, of modified coinsurance reserves under this agreement in the statements of admitted assets, liabilities, and capital and surplus.

The Company is party to a reinsurance agreement providing for the coinsurance of 30% for certain policies that were acquired from an acquisition in 2002. The reinsurer assumes 30% of the net premiums and benefits related to this block of business and reimburses the Company for various expenses related to this business through the expense allowances provided for in the agreement. Reserve credits of $276,549 and $285,182 associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020 and 2019, respectively.

The Company is a party to two funds withheld coinsurance agreements with a third-party reinsurer. These are indemnity agreements that cover 50% of substantially all policies of specific annuity plans issued from January 1,

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

2002 through March 31, 2005, 60% of substantially all policies of specific annuity plans issued from April 1, 2005 through February 29, 2008 and 50% of substantially all policies of specific annuity plans issued from March 1, 2008 through November 30, 2013 of specific annuity plans. In these agreements, the Company agrees to withhold, on behalf of the assuming company, assets equal to the statutory reserve associated with these policies. A funds withheld liability of $3,092,420 and $3,380,688 is reflected as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020 and 2019, respectively.

The Company is also a party to a coinsurance agreement with Guggenheim Life and Annuity Company (“GLAC”), an affiliate. This is an indemnity agreement that covers 100% of all policies issued from January 1, 2008 through September 30, 2009 of specific annuity plans. Reserve credits of $127,537 and $135,843, associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020 and 2019, respectively. In addition, reserve credits of $816 and $1,252 associated with this agreement are reported as a component of policy and contract claims in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020 and 2019, respectively.

The Company is party to a coinsurance and yearly renewable term agreement with a third-party reinsurer that was effective on January 1, 2016. The Company ceded policies issued during 2016 for specific annuity plans. Premiums ceded under this agreement of $18,050, $15,687 and $14,721 are reported as a component of life insurance and annuity premiums and other considerations in the statements of operations for the year ended December 31, 2020, 2019 and 2018, respectively. Reserve credits of $127,750 and $107,123 associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020 and 2019, respectively. A funds withheld liability of $55,331 and $40,205 is reflected as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020 and 2019, respectively.

The Company has a coinsurance agreement with MNL Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of permanent life insurance products to MNL Re. The Company recognized reserve credits of $1,067,683 and $974,256 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $626,778 and $540,386 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by a contingent note guarantee (“LLC Note”) with a balance of $440,905 and $433,870 for 2020 and 2019, respectively. The LLC Note held by MNL Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of MNL Re.

On December 31, 2011, the Company entered into a coinsurance agreement with Solberg Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of term life insurance to Solberg Re. The Company received experience refunds related to this agreement of $18,170, $12,015 and $27,409 during the years ended December 31, 2020, 2019 and 2018, respectively. The Company recognized reserve credits of $540,543 and $535,803 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $191,472 and $179,766 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement which is reported as funds held under

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $349,070 and $356,037 for 2020 and 2019, respectively. The LLC Note held by Solberg Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Solberg Re.

On September 30, 2019, the Company entered into a coinsurance agreement with Canal Re, an affiliated limited purpose subsidiary life insurance company. The Company ceded a defined block of term life insurance products to Canal Re. The Company received experience refunds related to this agreement of $44,467 and $0 during the years ended December 31, 2020 and 2019, respectively. The Company recognized reserve credit of $294,576 and $240,667 under this agreement on December 31, 2020 and 2019, respectively, which is reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $113,471 and $83,095 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $181,105 and $157,571 for 2020 and 2019, respectively. The LLC Note held by Canal Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. Initial premiums ceded under this agreement of $626,313 are reported as a component of life insurance and annuity premiums and other considerations in the statements of operations for the year ended December 31, 2020. The Company recognized $465,852 at December 31, 2020 of funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit of $626,313 associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020.

The Company is a party to several reinsurance agreements with Scottish Re (U.S.), Inc. (“SRUS”) for cession of mortality risks on its life insurance business. SRUS was put into rehabilitation in 2019. In 2020, as a result of the Company’s ongoing assessment of the rehabilitation proceedings, it was deemed unlikely that the Company would be able to recover from SRUS the full amount of reserve credit recognized for business ceded to SRUS. The Company recorded an impairment of $17,830 which was reflected in increase in liabilities for future life and annuity policy benefits in the statement of operations and as an increase of liabilities for future policy benefits on the statement of admitted assets, liabilities, and capital and surplus. As of December 31, 2020, reserve credit of $14,801, net of impairment, was included in liabilities for future policy benefits on the statement of admitted assets, liabilities, and capital and surplus related to the Company’s reinsurance contracts with SRUS.

The estimated amount of the aggregate reduction in surplus (for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than the nonpayment of premiums or other similar credits) for nonperformance or termination of all reinsurance agreements, by either party, is $907,896 as of December 31, 2020.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

10.	FUTURE POLICY BENEFITS AND POLICY PREMIUMS DUE, DEFERRED OR UNCOLLECTED

Reserves for life contracts and deposit-type contracts

The Company waives deduction of deferred fractional premiums upon death of the insured. For policies without flexible premiums the Company returns any portion of the final premium beyond the policy month of death. Reserves include the excess of the surrender value over the reserve as otherwise computed. Additional premiums plus the regular gross premium for the true age are charged for substandard lives. Mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (50%) of the extra premium charge for the year for fixed premium plans and one-half of the extra risk charge for the month for flexible premium plans.

At December 31, 2020 and 2019, the Company had $16,571,341 and $19,833,836, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of Iowa. At December 31, 2020 and 2019, reserves to cover the above insurance totaled $273,443 and $282,724, respectively, before reinsurance ceded. The Company anticipates investment income as a factor in the calculations of its premium deficiency reserves.

The Company adopted valuation manual standard 21 (“VM-21”) as of January 1, 2020. The VM-21 reserving methodology is a principles based approach required for variable annuity policies which uses prudent estimate assumptions for interest and other assumptions. The adoption of VM-21 resulted in a reduction of the applicable reserves on variable annuity policies in the amount of $12,573 and was reflected in the liabilities for future policy benefits and as an increase to unassigned surplus in the statements of admitted assets, liabilities and capital and surplus. The Company elected to record the full impact in 2020 rather than electing to grade in the change in valuation basis.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Analysis of annuity actuarial reserves and deposit liabilities by withdrawal characteristics

A portion of the Company’s liabilities for future policy benefits relate to liabilities established on a variety of products that are not subject to significant mortality and morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics and the related percentage of the total, are summarized as follows at December 31:

Individual Annuities

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$22,180,061	$—	$—	$22,180,061	70%
At book value less current surrender charge of 5% or more	254,248	—	—	254,248	1%
At fair value—separate account non-guaranteed	—	—	2,029,339	2,029,339	7%

Total with market value adjustment	22,434,309	—	2,029,339	24,463,648	78%
At book value without adjustment (minimal or no charge or adjustment)	6,432,378	—	—	6,432,378	21%
Not subject to discretionary withdrawal	287,636	—	—	287,636	1%

Total	29,154,323	—	2,029,339	31,183,662	100%

Reinsurance ceded	2,017,289	—	—	2,017,289

Total (gross - ceded)	$27,137,034	$—	$2,029,339	$29,166,373

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$5,105

	2019
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$19,058,891	$—	$—	$19,058,891	70%
At book value less current surrender charge of 5% or more	359,067	—	—	359,067	1%
At fair value—separate account non-guaranteed	—	—	1,758,597	1,758,597	7%

Total with market value adjustment	19,417,958	—	1,758,597	21,176,555	78%
At book value without adjustment (minimal or no charge or adjustment)	5,577,166	—	—	5,577,166	21%
Not subject to discretionary withdrawal	289,376	—	—	289,376	1%

Total	25,284,500	—	1,758,597	27,043,097	100%

Reinsurance ceded	2,112,056	—	—	2,112,056

Total (gross - ceded)	$23,172,444	$—	$1,758,597	$24,931,041

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$51,832

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Group Annuities

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$2,298,845	$—	$—	$2,298,845	39%
At book value less current surrender charge of 5% or more	5,850	—	—	5,850	0%
At fair value—separate account non-guaranteed	—	—	—	—	0%

Total with market value adjustment	2,304,695	—	—	2,304,695	39%
At book value without adjustment (minimal or no charge or adjustment)	3,491,299	—	—	3,491,299	60%
Not subject to discretionary withdrawal	32,157	—	—	32,157	1%

Total (gross: direct + assumed	5,828,151	—	—	5,828,151	100%

Reinsurance ceded	1,336,896	—	—	1,336,896

Total (gross - ceded)	$4,491,255	$—	$—	$4,491,255

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

	2019
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$2,633,236	$—	$—	$2,633,236	41%
At book value less current surrender charge of 5% or more	6,882	—	—	6,882	0%
At fair value—separate account non-guaranteed	—	—	—	—	0%
Total with market value adjustment	2,640,118	—	—	2,640,118	41%
At book value without adjustment (minimal or no charge or adjustment)	3,778,829	—	—	3,778,829	59%
Not subject to discretionary withdrawal	31,331	—	—	31,331	0%

Total (gross: direct + assumed	6,450,278	—	—	6,450,278	100%

Reinsurance ceded	1,526,864	—	—	1,526,864

Total (gross - ceded)	$4,923,414	$—	$—	$4,923,414

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$746

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Deposit-type Contracts

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$5,243	$—	$—	$5,243	2%
At book value less current surrender charge of 5% or more	—	—	—	—	0%
At fair value—separate account non-guaranteed	—	—	—	—	0%

Total with market value adjustment	5,243	—	—	5,243	2%
At book value without adjustment (minimal or no charge or adjustment)	100,256	—	—	100,256	29%
Not subject to discretionary withdrawal	239,837	—	—	239,837	69%

Total (gross: direct + assumed	345,336	—	—	345,336	100%

Reinsurance ceded	732	—	—	732

Total (gross - ceded)	$344,604	$—	$—	$344,604

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

	2019
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal
With market value adjustment	$6,676	$—	$—	6,676	1%
At book value less current surrender charge of 5% or more	—	—	—	—	0%
At fair value—separate account non-guaranteed	—	—	—	—	0%
Total with market value adjustment	6,676	—	—	6,676	1%

At book value without adjustment (minimal or no charge or adjustment)	292,385	—	—	292,385	53%
Not subject to discretionary withdrawal	250,067	—	—	250,067	46%

Total (gross: direct + assumed	549,128	—	—	549,128	100%

Reinsurance ceded	710	—	—	710

Total (gross - ceded)	$548,418	$—	$—	$548,418

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Analysis of life actuarial reserves by withdrawal characteristics

	2020
	General Account
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$6,466,529	$6,436,172	$6,374,205
Universal life with secondary guarantees	641,475	477,144	2,163,479
Indexed universal life	3,536,864	3,151,404	3,170,802
Indexed universal life with secondary guarantees	632,652	461,587	875,618
Other permanent cash value life insurance	181,692	181,692	286,980
Variable universal life	83,276	82,000	87,144
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	1,331,863
Accidental death benefits	—	—	760
Disability—active lives	—	—	8,927
Disability—disabled lives	—	—	41,791
Miscellaneous reserves	—	—	399,619

Total	11,542,488	10,789,999	14,741,188
Reinsurance ceded	232,935	233,111	3,146,075

Total net of reinsurance ceded	$11,309,553	$10,556,888	$11,595,113

2020
Separate Account with Guarantees
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$2,735,962	$2,735,962	$2,735,375
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	2,735,962	2,735,962	2,735,375
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$2,735,962	$2,735,962	$2,735,375

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

2020
Separate Account Non-guaranteed
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$—	$—	$—
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	710,833	695,326	698,073
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	710,833	695,326	698,073
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$710,833	$695,326	$698,073

	2019
	General Account
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$5,711,104	$5,678,300	$5,624,035
Universal life with secondary guarantees	653,733	469,884	1,948,256
Indexed universal life	3,258,804	2,893,816	2,913,988
Indexed universal life with secondary guarantees	556,485	399,922	718,637
Other permanent cash value life insurance	178,753	178,753	280,931
Variable universal life	81,263	79,673	85,269
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	1,278,182
Accidental death benefits	—	—	806
Disability—active lives	—	—	9,737
Disability—disabled lives	—	—	40,745
Miscellaneous reserves	—	—	384,369

Total	10,440,142	9,700,348	13,284,955
Reinsurance ceded	—	—	2,445,414

Total net of reinsurance ceded	$10,440,142	$9,700,348	$10,839,541

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

2019
Separate Account with Guarantees
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$—	$—	$—
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	—	—	—
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$—	$—	$—

2019
Separate Account Non-guaranteed
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$—	$—	$—
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	601,207	580,476	586,170
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	601,207	580,476	586,170
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$601,207	$580,476	$586,170

Policy premium due, deferred and uncollected

Gross premiums are amounts charged to the policyholder and recognized as income when due from policyholders under the terms of the insurance contract. Net premiums are the amount calculated on the basis of the interest and

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

mortality table used to calculate the policy reserves. The difference between gross premium and net premium is referred to as loading and generally includes allowances for acquisition costs and other expenses, but also includes the differences in mortality and interest assumptions utilized for statutory reserving purposes.

Due, deferred and uncollected life insurance premiums (net of reinsurance ceded) are summarized as follows at December 31:

	2020		2019
	Gross	Net of Loading	Gross	Net of Loading
Ordinary—new business	$7,632	$319	$6,866	$6,352
Ordinary—renewal	77,002	158,628	76,110	158,600

	$84,634	$158,947	$82,976	$164,952

11.	SEPARATE ACCOUNTS

The Company has separate accounts for its variable life and annuity business and a portion of its bank owned life insurance business. Information regarding the separate accounts of the Company is as follows:

	2020	2019
Reserves at December 31 for accounts with assets at:
Market value	$2,727,412	$2,344,767
Amortized cost	2,735,375	2,691,631

Total reserves	$5,462,787	$5,036,398

By withdrawal characteristics:
At book value without MV adjustment and with current surrender charges less than 5%	$5,462,787	$5,036,398
Not subject to discretionary withdrawal	—	—

Reserves for asset default risk in lieu of AVR	$5,462,787	$5,036,398

Following is a summary reconciliation of amounts reported as transfers to and from separate accounts in the summary of operations of the Company’s NAIC separate account annual statements with the amounts reported as net transfers to separate accounts in the accompanying statements of operations for the years ended December 31:

	2020	2019	2018
Reconciliations of net transfers to (from) separate accounts
Transfers of premiums to separate accounts	$295,797	$353,359	$373,063
Transfers from separate accounts	(298,174)	(282,843)	(277,911)

Net transfers to (from) the separate accounts as reported in the statements of operations	$(2,377)	$70,516	$95,152

The Company has variable annuities with guaranteed benefits including guaranteed death benefits and guaranteed living benefits. The total maximum guarantee provided to the separate account associated with guaranteed death benefits of $48,759, $48,744, $85,497, $47,313 and $51,719 as of December 31, 2020, 2019, 2018, 2017 and

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

2016, respectively. The risk charges remitted to the general account associated with these guarantees was $747, $512, $590, $638 and $682 for 2020, 2019, 2018, 2017 and 2016, respectively.

12.	CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company has 2,549,439 common stock shares authorized, issued and outstanding. The Company has no preferred stock outstanding. Without prior approval of its domiciliary commissioner, dividends to shareholders is limited by the laws of the Company’s state of incorporation, Iowa, to $420,506 in 2021 an amount that is based on restrictions relating to the 2020 net gain from operations and statutory surplus. Within these limitations, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to its stockholder. The unassigned surplus of $2,371,583 is unrestricted and held for the benefit of the Company’s stockholder.

During 2020, the Company paid ordinary cash dividends in the amounts of $63,365 on March 31; $47,829 on June 30 and $93,915 on September 30 to its stockholder, SFG.

On October 25, 2013, the Company issued a surplus note to its parent, SFG, for $142,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 7.5% payable in semi-annual installments. The maturity date of the note is October 31, 2043. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $10,650 in 2020, 2019 and 2018. The Company has recognized life-to-date interest of $74,200.

On December 30, 2014, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 7.0% payable in semi-annual installments. The maturity date of the note is December 30, 2044. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $14,000 in 2020, 2019 and 2018. The Company has recognized life-to-date interest of $84,000.

On June 30, 2017, the Company issued a surplus note to its parent, SFG, for $295,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 6.0% payable in semi-annual installments. The maturity date of the note is June 30, 2047. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $17,700 in 2020, 2019, and 2018. The Company has recognized life-to-date interest of $59,647.

On December 30, 2017, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears an annual interest rate at 6.0% payable in semi-annual installments. The maturity date of the note is December 30, 2047. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $12,000 in 2020, 2019, and 2018. The Company has recognized life-to-date interest of $36,000.

On December 30, 2020, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears an annual interest rate at 6.5% payable in semi-annual installments. The maturity date of the note is December 30, 2050. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company did not incur interest expense in 2020.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

13.	INCOME TAXES

The components of the net deferred tax asset recognized by the Company at December 31 are as follows:

	2020			2019			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross deferred tax asset	$560,764	$61,252	$622,016	$485,449	$15,404	$500,853	$75,315	$45,848	$121,163
Statutory valuation allowance	—	—	—	—	—	—	—	—	—

Adjusted gross deferred tax assets	560,764	61,252	622,016	485,449	15,404	500,853	75,315	45,848	121,163
Deferred tax assets nonadmitted	152,426	—	152,426	65,682	—	65,682	86,744	—	86,744

Subtotal net admitted deferred tax asset	408,338	61,252	469,590	419,767	15,404	435,171	(11,429)	45,848	34,419

Deferred tax liabilities	166,272	—	166,272	171,024	—	171,024	(4,752)	—	(4,752)

Net admitted deferred tax asset (liability)	$242,066	$61,252	$303,318	$248,743	$15,404	$264,147	$(6,677)	$45,848	$39,171

Admission Calculation
Components SSAP No. 101:
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—

(b) Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	242,066	61,252	$303,318	248,444	15,404	$263,848	(6,378)	45,848	$39,470

Adjusted gross deferred be realized following the balance sheet date	242,066	61,252	$303,318	248,444	15,404	263,848	(6,378)	45,848	39,470
Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	584,533	XXX	XXX	541,356	XXX	XXX	43,177
(c) Adjusted gross deferred tax assets offset by gross deferred tax liabilities	166,272	—	$166,272	171,024	—	171,024	(4,752)	—	$(4,752)

Deferred tax assets admitted as the result of application of SSAP No. 101 (a)+(b)+(c)	$408,338	$61,252	$469,590	$419,468	$15,404	$434,872	$(11,130)	$45,848	$34,718

	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount	752%	875%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$3,896,885	$3,583,536

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The impact of tax planning strategies at December 31 is as follows:

	2020		2019		Change
	(1)	(2)	(3)	(4)	(5)	(6)
					(Col 1-3)	(Col 2-4)
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Impact of tax-planning strategies
(a) Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage
1. Adjusted gross DTAs amount from note 9A1(c)	$560,764	$61,252	$485,449	$15,404	$75,315	$45,848
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	1.4%	9.8%	3.6%	3.1%	(2.2)%	6.7%
3. Net admitted adjusted gross DTAs amount from note 9A1(e)	$408,338	$61,252	$419,767	$15,404	$(11,429)	$45,848
4. Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	2.8%	20.2%	6.9%	5.8%	(4.1)%	14.4%

The Company’s tax-planning strategies do not include the use of reinsurance.

There are no deferred tax liabilities that have not been recognized.

Current income taxes incurred consist of the following major components at December 31:

	2020	2019	2018
Current income tax:
Federal income tax on operations	$120,855	$63,666	$39,739
Federal income tax on net capital gains	7,780	7,214	(56,963)
Other	4,832	6,571	(14,560)

Federal and foreign income taxes incurred	$133,467	$77,451	$(31,784)

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The components of deferred tax assets and deferred tax liabilities are as follows:

	2020	2019	Change
Deferred tax assets:
Ordinary
Policyholder reserves	$316,834	$259,319	$57,515
Investments	2,722	11,884	(9,162)
Deferred acquisition costs	187,240	161,491	25,749
Fixed assets	6,870	9,843	(2,973)
Compensation and benefits accrual	2,927	2,045	882
Pension accrual	29,005	27,976	1,029
Receivables—nonadmitted	1,552	1,316	236
Other (including items <5% of total ordinary tax assets)	13,614	11,575	2,039

Subtotal	560,764	485,449	75,315
Nonadmitted	152,426	65,682	86,744

Admitted ordinary deferred tax assets	408,338	419,767	(11,429)
Capital
Investments	61,252	15,404	45,848

Admitted capital deferred tax assets	61,252	15,404	45,848

Admitted deferred tax assets	$469,590	$435,171	$34,419

Deferred Tax Liabilities:
Ordinary
Investments	$58,225	$49,995	$8,230
Fixed assets	11,015	10,244	771
Deferred and uncollected premium	33,379	34,640	(1,261)
Policyholder reserves	64,829	76,145	(11,316)
Other (including items <5% of total ordinary tax liabilities)	(1,176)	—	(1,176)

Subtotal	166,272	171,024	(4,752)

Deferred tax liabilities	166,272	171,024	(4,752)

Net deferred tax assets	$303,318	$264,147	$39,171

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

The provision for income taxes incurred is different from that which would be obtained by applying the statutory Federal income tax rate to income before income taxes. The significant items causing this difference for the year ended December 31, 2020, are as follows:

	Tax Effect	Effective Tax Rate
Provision computed at statutory rate	$67,342	21.0%
IMR amortization	(2,624)	-0.8%
Tax exempt income	(34,437)	-10.7%
Tax credits	(40,519)	-12.6%
Change in nonadmitted assets	424	0.0%
Other	26,599	8.3%

Total statutory income taxes	$16,785	5.2%

Federal income taxes incurred	$133,467	41.6%
Change in net deferred income taxes	(116,682)	-36.4%

Total statutory income taxes	$16,785	5.2%

At December 31, 2020, the Company had no operating loss or tax credit carryforwards available and has not made any deposits under Section 6603 of the Internal Revenue Code.

14.	EMPLOYEE BENEFIT PLANS

The Company provides certain postretirement health care and life insurance benefits for eligible active employees through health and welfare benefit plans. Substantially all employees working for the Company are eligible for those benefits at retirement. The type and amount of benefit varies based on the plan in effect for a particular employee group.

The Company anticipates contributing $1,068 to its health care plan in 2021.

The following table summarizes the assets, benefit obligations and other information related to these plans as of December 31, 2020 and 2019:

Change in Postretirement Benefits	Underfunded
	2020	2019	2018
Benefit obligation at beginning of year	$30,335	$26,488	$25,584
Service cost	1,319	1,141	1,215
Interest cost	939	1,050	912
Contribution by plan participants	523	390	205
Actuarial gain (loss)	3,929	2,629	(546)
Benefits paid	(1,214)	(1,363)	(882)
Plan amendments	(682)	—	—

Benefit obligation at end of year	$35,149	$30,335	$26,488

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Change in plan assets	Postretirement Benefits
	2020	2019
Fair value of plan assets at beginning of year	$—	$—
Actual return on plan assets	—	—
Foreign currency exchange rate changes	—	—
Reporting entity contribution	690	973
Aplan participants’ contributions	523	390
Benefits paid	(1,213)	(1,363)
Business combinations, divestitures and settlements	—	—

Fair value of plan assets at end of year	$—	$—

	Postretirement Benefits
Components of net periodic benefit costs	2020	2019	2018
Service cost	$1,319	$1,141	$1,215
Interest cost	939	1,050	912
Gains and losses	210	—	48
Prior service cost or credits	(81)	104	104

Total net periodic benefit cost	$2,387	$2,295	$2,279

Amounts in unassigned funds (surplus) recognized as components of net periodic benefit cost	Postretirement Benefits
	2020	2019	2018
Net prior service cost or credit arising during the period	$(683)	$—	$—
Net prior service cost or credit recognized	81	(104)	(104)
Net gain and loss arising during the period	3,929	2,629	(546)
Net gain and loss recognized	(210)	—	(48)

Items not yet recognized as a component of net periodic cost—current year	$3,117	$2,525	$(698)

Amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost	Postretirement Benefits
	2020	2019
Net prior service cost or credit	$(96)	$15
Net recognized gains and losses	449	4,306

Weighted-average assumptions used to determine	Postretirement Benefits
net periodic benefit cost as of December 31	2020	2019
Weighted-average discount rate	3.12%	4.12%
Expected long-term rate of return on plan assets	n/a	n/a
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine projected benefit obligation as of December 31	Postretirement Benefits
	2020	2019
Weighted average discount rate	2.40%	3.12%
Rate of compensation increase	n/a	n/a

The Company participates in an Employee Stock Ownership Plan (“ESOP”) sponsored by SEI covering eligible employees of SFG. SFG pays and recognizes as an expense the current year allocation to its employees pursuant

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

to the terms of a service agreement with SEI. SEI is responsible for funding employee distributions from the SEI ESOP to participants as they occur.

Compensation expense is recognized as shares to participants are committed to be released.

The expense for 2020, 2019 and 2018 was $17,501, $22,136 and $24,241, respectively.

15.	OTHER RELATED PARTY TRANSACTIONS

The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefit and management services. The Company was charged $31,765, $34,493 and $35,522 in 2020, 2019 and 2018 , respectively, related to these contracts.

In 2013, the Company issued guaranteed investment contracts (“GICs”) to SEI for $102,000. In 2016, the Company issued additional GICs of $100,000. During 2020, the contracts were surrendered. These contracts totaling $0 and $202,579 in 2020 and 2019, respectively, are included in liabilities for deposit type funds in the statements of admitted assets, liabilities and capital and surplus. Interest incurred on these contracts was $3,114, $4,932 and $3,190 in 2020, 2019 and 2018, respectively.

The Company pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. (“GPIM”). SEI holds an indirect interest in Guggenheim. During 2020, 2019 and 2018, the Company incurred fees of $47,585, $44,239 and $42,095, respectively, for these investment management services. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

Guggenheim Commercial Real Estate Finance, LLC, (an indirect subsidiary of Guggenheim) provides commercial mortgage loan origination and servicing services for the Company. The Company incurred expense of $7,776, $8,109 and $8,036 in 2020, 2019 and 2018, respectively, for these commercial mortgage services. The fee is calculated monthly based on the outstanding principal balance of the commercial mortgage loans and real estate owned multiplied by a contractual rate.

SEI has a noncontrolling interest in KDC Holdings, LLC (“KDC”), a real estate development and investment company focusing on office build-to-suite facilities. KDC Des Moines Development One, LLC, (“KDCDM”) a subsidiary of KDC, provided services to the Company associated with the construction of a new home office building in West Des Moines, Iowa. During 2020 and 2019, the Company paid KDCDM $2,909 and $1,059, respectively, for these services, and capitalized those costs as building and improvements reported as a component of real estate in the statements of admitted assets, liabilities and capital and surplus.

In December 2020, the Company originated a commercial mortgage loan for Pathfinder Ranches, LLC, which is an indirect subsidiary of SEI. The reported value was $25,000 and is reported in mortgage loans in the statements of admitted assets, liabilities and capital and surplus at December 31, 2020. The loan was issued at 4.35% and matures in 2027.

At December 31, 2020, the Company holds an investment security issued by GPIM. The security is reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2020 (3.50% interest, $52,413 par, $52,355 reported value, due 2023). At December 31, 2019, the security was reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus (3.50% interest, $52,972 par, $52,899 reported value, due 2023).

The Company holds $566,036 and $619,268 of investments in debt securities issued by affiliates which are reported in bonds in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2020

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

and December 31, 2019, respectively. The Company also holds $605,653 and $573,383 of limited partnership interests in affiliates which are reported in other invested assets in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2020 and 2019, respectively.

The Company provided certain investment, accounting, policy administration and management services to North American. The Company received reimbursements of $128,942, $132,296 and $134,271 in 2020, 2019 and 2018, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to MNL Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2017 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Solberg Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2018 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Canal Re. The Company received reimbursements of $125 and $0 in 2020 and 2019, respectively.

The Company provided certain investment, accounting, payroll administration and management series to SIG for which it was reimbursed $6,333, $5,527 and $6,676 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company provided certain investment, accounting, payroll administration and management series to SFN for which it was reimbursed $19,750, $22,304 and $26,134 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company issued surplus notes payable to SFG. The borrowings were $1,037,000 and $837,000 as of December 31, 2020 and 2019, respectively. The Company paid interest to SFG in the amount of $54,350 in 2020, 2019 and 2018.. See Note 12 for further discussion of these surplus notes.

The Company is party to a reinsurance agreement with GLAC. See Note 9 for further discussion of this transaction.

The Company is party to a coinsurance agreement with North American. See Note 9 for further discussion on these transactions.

The Company is party to coinsurance agreements with MNL Re, Solberg Re and Canal Re. See Note 9 for further discussion of these transactions.

16.	COMMITMENTS AND CONTINGENCIES

Limited partnership commitments

At December 31, 2020, the Company had outstanding capital commitments to limited partnerships of $832,285.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS—STATUTORY BASIS

AS OF DECEMBER 31, 2020, 2019 and 2018

(Dollars in Thousands)

Lease commitments

The Company leases certain equipment and office space. Rental expense on operating leases of $4,055, $4,323 and $4,468 were incurred in 2020, 2019 and 2018, respectively. The approximate future minimum lease payments under these non-cancelable leases at December 31, 2020 are as follows:

2021	$383
2022	367
2023	370
2024	142
2025	96
Thereafter	—

Other contingencies

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

The Company has, in the normal course of business, claims and lawsuits filed against it. In some cases the damages sought are substantially in excess of contractual policy benefits. The Company believes these claims and lawsuits, either individually or in the aggregate, will not materially affect the Company’s financial position or results of operations.

17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 21, 2021, the date the financial statements were available to be issued. There were no subsequent event transactions that required disclosure in the financial statements.

Third Quarter 2021 Financial Information

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SEI indirectly owns 100% of the voting securities of Midland National. SEI’s principal executive offices are located at 5949 Sherry Lane Dallas, Texas 75225. SEI is 100% owned by its Employee Stock Ownership Plan (ESOP).

TRANSACTIONS WITH RELATED PERSONS PROMOTERS AND CERTAIN CONTROL PERSONS

The Company has entered into significant, recurring transactions with affiliates as part of its ongoing operations. These include agreements to provide investment management, accounting, administrative, employee benefit and management services.

In addition the Company is a party to reinsurance agreements with affiliated companies, has issued surplus notes to its parent and holds certain investments in bonds and limited partnership interests in affiliated companies.

SELECTED FINANCIAL DATA

	Quarter Ended September 30,		Year to Date September 30,
	2021	2020	2021	2020

	(dollars in thousands)		(dollars in thousands)
Statement of Operations Data:
Premium considerations:
Life	$738,244	$322,732	$1,966,097	$908,009
Annuity	1,196,529	2,668,376	3,516,951	4,422,134

Total premium considerations	1,934,773	2,991,108	5,483,048	5,330,143
Net investment income and other revenues	377,026	583,758	1,150,288	1,415,770

Total revenues	2,311,799	3,574,866	6,633,336	6,745,913

Total benefits and expenses	2,033,044	3,472,187	5,870,723	6,374,513

Net gain from operations before federal income taxes and before realized capital gains or (losses)	278,755	102,679	762,613	371,400
Net income	$240,338	$(50,464)	$666,821	$96,794

	As of September 30,	December 31,
	2021	2020

	(dollars in thousands)
Balance Sheet Data:
Cash and invested assets	$63,275,287	$59,094,762
Total admitted assets	72,059,213	67,262,504
Aggregate reserves for life and annuity contracts	45,814,227	43,223,475
Other liabilities	21,638,480	19,833,970
Total liabilities	67,452,707	63,057,445
Total capital and surplus	4,606,506	4,205,059

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

The following discussion provides an assessment of the statutory basis financial position and results of operations of Midland National. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the Iowa Insurance Division. Certain differences exist between SAP and GAAP. See Note 1 of Midland National’s statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Overview

Midland National is a life insurance company domiciled in the state of Iowa. The Company offers a variety of financial and retirement products through multiple distribution channels. Its insurance products include life insurance, including bank and credit union-owned life insurance, and fixed and variable annuities.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results of Operations –

Quarters Ended September 30, 2021 and 2020 and Year to Date September 30, 2021 and 2020

The following table presents the statutory results of operations for the periods indicated:

	Quarter Ended September 30,		% Change	Year to Date September 30,		% Change
	2021	2020		2021	2020

	(dollars in thousands)			(dollars in thousands)
Revenues:
Life premium	$738,244	$322,732	129%	$1,966,097	$908,009	117%
Annuity considerations	1,196,529	2,668,376	-55%	3,516,951	4,422,134	-20%
Net investment income	816,005	609,494	34%	2,491,175	1,625,131	53%
Other income	(438,979)	(25,736)	1606%	(1,340,887)	(209,361)	540%

Total Revenues	2,311,799	3,574,866	-35%	6,633,336	6,745,913	-2%

Benefits and Expenses:
Policyholder benefits	828,018	680,292	22%	2,487,845	2,213,037	12%
Change in policyholder reserves	939,776	2,620,225	-64%	2,590,752	3,653,257	-29%
Operating costs and other items	202,878	185,928	9%	577,699	511,058	13%
Net transfers to (from) separate accounts	62,372	(14,258)	N/A	214,427	(2,839)	N/A

Total Benefits and Expenses	2,033,044	3,472,187	-41%	5,870,723	6,374,513	-8%

Operating results before Federal income taxes and realized capital gains (losses)	278,755	102,679	171%	762,613	371,400	105%
Federal income taxes	52,104	49,717	5%	127,878	96,377	33%

Operating results before realized gains (losses)	226,651	52,962	328%	634,735	275,023	131%
Realized gains (losses) net of federal income taxes	13,687	(103,426)	N/A	32,086	(178,229)	N/A

Net income	$240,338	$(50,464)	N/A	$666,821	$96,794	589%

Operating results before federal income taxes and realized capital gains (losses) increased by 171% for the three months ended September 30, 2021 compared to the same period ended September 30, 2020 and increased 105% year to date September 30, 2021 compared to year to date same period 2020. The increase in earnings for the quarter was driven by spread on higher assets under management and by the fact that third quarter earnings in 2020 were negatively impacted by statutory up front losses on very high sales of multi-year-guarantee annuities, which were $2.1 billion for the three months ended September 30, 2020 and $0.2 billion for the three months ended September 30, 2021. For the nine months ended September 30, 2021, operating earnings greatly exceeded the earnings for the comparable prior year period due to higher investment earnings on alternative investments, higher earnings from spread due to the growth in assets under management, reduced impacts of statutory up front losses on MYG sales due to lower 2021 MYG production and stronger earnings on the Company’s life insurance business as a result of lower reserve increases in 2021 compared to what was experienced in 2020. The December 31, 2020 implementation of a coinsurance agreement associated with a defined block of permanent life insurance products has reduced the level of net increases in reserves.

Net income of $240 million for the nine months ended September 30, 2021 was $291 million higher than the $50 million net loss in the comparable period 2020. Net income of $667 million for the nine months ended September 30, 2021 was 589% higher than the $97 million net income in the comparable period of 2020. The increase in earnings was due to the same items that drove the increase in operating results before federal income taxes and realized capital gains. In addition, 2021 experienced capital gains, while 2020 experienced credit related losses. The losses reported in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic.

Revenues

Total revenues decreased 35% in the three months ended September 30, 2021 compared to the three months ended September 30, 2020 and decreased 2% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Following is a discussion of the primary contributors to these decreases.

Life insurance premiums increased 129% for the quarter ended September 30, 2021 and increased 117% for the nine months ended September 30, 2021 over the comparable prior year periods due to increases in sales of bank owned life and credit union owned life insurance. Annuity considerations in the quarter ended September 30, 2021 decreased 55% compared to annuity considerations in the comparable period of 2020 and year to date 2021 was 20% less than the same time period year to date 2020. This decrease was primarily due to a reduction of sales of multi-year guarantee fixed annuities (MYG) back to normal levels in 2021, partially offset by an increase in fixed indexed annuity sales in 2021 compared to 2020.

Net investment income increased 34% in the third quarter of 2021 compared to the third quarter of 2020 and increased 53% year to date 2021 compared to year to date 2020. The following table provides a summary of the components of net investment income:

	Quarter Ended September 30,		% Change	Year to Date September 30,		% Change
	2021	2020		2021	2020

	(dollars in thousands)			(dollars in thousands)
Net Investment Income:
Bonds	$594,970	$510,044	17%	$1,768,395	$1,531,688	15%
Preferred stocks	11,512	3,649	216%	32,214	17,466	84%
Common stocks	3,303	3,127	6%	9,436	7,591	24%
Mortgage loans	43,432	52,284	-17%	144,113	153,200	-6%
Real estate	2,519	500	404%	7,556	1,500	404%
Policy loans	4,454	5,571	-20%	15,713	16,776	-6%
Cash and short-term investments	457	944	-52%	920	4,634	-80%
Derivative instruments	159,463	59,456	168%	542,840	(4,165)	N/A
Other invested assets	43,966	18,466	138%	131,670	70,804	86%
Other investment income	99	247	-60%	957	608	57%

Total gross investment income	864,175	654,288	32%	2,653,814	1,800,102	47%
Less: investment expenses	48,170	44,794	8%	162,639	174,971	-7%

Net investment income	$816,005	$609,494	34%	$2,491,175	$1,625,131	53%

For the three months ended September 30, 2021, the increase in investment income in 2021 over the comparable prior year period is primarily attributable to an increase in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes amortization of index options, proceeds from index option payouts and all earnings from futures as investment income. This income is offset by a corresponding increase in policyholder reserves. Income from derivatives was largely impacted by higher index performance 2021 compared to the prior period based on the underlying movement in equity markets. Due to the Company’s use of the prescribed practice, changes in fair value of options are not recorded until the options mature. Excluding derivative instruments, net investment income was 19% higher in the three months ended September 30, 2021 than the comparable period of 2020. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets and higher yields on other invested assets.

For the nine months ended September 30, the increase in investment income in 2021 over the comparable prior year period is also primarily attributable to an increase in income from derivative instruments. Income from derivatives was largely impacted by higher index performance in 2021, especially compared to the 1st half of 2020 based on the underlying movement in equity markets. Excluding derivative instruments, net investment income was 20% higher in the third quarter of 2021 compared to the third quarter of 2020. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets as well as higher yields on other invested assets.

The 60% decrease in other income in the third quarter of 2021 compared to 2020 and the 57% decrease in other income in the nine months ended September 30, 2021 compared to the prior year is attributable to a larger Modco reserve adjustment on reinsurance ceded. The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding increase in net policy outflows ceded on the block reinsured. The outflows on this coinsurance agreement are exceeding inflows due to a large portion of this block being comprised of a block of 5 year MYG product that was issued in 2016 and has experienced high surrenders due to it reaching the end of its guarantee period. The reserve adjustment in reinsurance ceded offsets ceded premium and ceded surrenders, withdrawals and deaths on this treaty. The net outflows are much larger in 2021 compare to 2020, which is driving the larger negative revenue. These decreases in other income were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $48 million in the third quarter of 2021 compared to $34 million in the third quarter of 2020 and income of $127 million for the nine months ended September 30, 2021 compared to $90 million in the comparable period of 2020).

Benefits and Expenses

Policyholder benefits increased 22% in the third quarter of 2021 compared to the third quarter of 2020 and increased 12% for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This was primarily attributable to the growth and aging of the inforce life and annuity blocks. Policyholder benefits are largely offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves decreased 64% in the third quarter of 2021 compared to the third quarter of 2020 and decreased 29% for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This decrease was largely driven by the decrease in sales of annuities in the third quarter of 2021 compared to the third quarter of 2020 as well as an increase in the level of surrenders on the 5 year MYG block that is largely reinsured on a Modco basis. On this Modco treaty, the surrenders are reported on the Policyholder benefits line, the release of the associated direct reserves is reported as a reduction in the Change in Policyholder Reserves line and the reserves adjustment on Modco reserves is reported as a reduction of Other Income.

Operating costs and other items increased 9% in the third quarter of 2021 compared to the third quarter of 2020 and increased 13% for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This is primarily due to an increase in commissions on the increased sales.

Realized Gains (Losses) Net of Federal Income Taxes

Realized gains of $14 million in the third quarter of 2021 compared to losses of $103 million in the third quarter of 2020. Realized gains of $32 million for the nine months ended September 30, 2021 compared to losses of $178 million for the nine months ended September 30, 2020. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The gains reported in 2021 were largely attributable to sales on securities that were previously impaired and had recovered in value prior to their disposal in 2021.

Liquidity and Capital Resources

Liquidity

Cash inflows consist primarily of premiums and deposits on insurance and annuity products, investment income and proceeds from sales or maturities of investments. Cash outflows consist primarily of benefits to policyholders and beneficiaries, payments for policy and contract surrenders, dividends to Sammons Financial Group, payments for investments acquired, operating expenses and taxes.

Midland National structures its investment portfolio to provide liquidity for timely payment of policy benefits, operational expenses and other obligations such as dividends. Midland National’s cash and short-term invested assets were $1,027 million and $1,448 million at September 30, 2021 and December 31, 2020, respectively.

Net cash provided by operating activities was $1,057 million and $2,553 million for the quarters ended September 30, 2021 and September 30, 2020, respectively. Net cash flow from operating activities primarily consists of net investment income and premium receipts from insurance contracts less benefit payments, operating expenses and income taxes. The decrease in cash provided by operating activities in 2021 is primarily due to a reduction in premiums collected during 2021 compared to 2020 due primarily to the unusually high sales of MYG annuities in the third quarter of 2020. Net cash provided by operating activities was $2,835 million and $3,731 million for the nine months ended September 30, 2021 and September 30, 2020, respectively. The decrease compared to the prior year was also primarily due a reduction in sales of MYG annuities, partially offset by increases in sales of fixed indexed annuity and bank owned life insurance.

Net cash used by investing activities was $1,054 million and $2,332 million for the quarters ended September 30, 2021 and September 30, 2020, respectively. Net cash used by investing activities was $4,099 million and $3,561 million for the nine months ended September 30, 2021 and September 30, 2020, respectively. Net cash flow used by investing activities primarily consists of the purchase or sale of securities generated from or required to fund operating and financing cash flows. Since operating and financing cash flows are generally positive, the cash used by investing activities reflects the investment of those cash flows. The fluctuations from period to period are driven by the variations in those operating and financing cash flows.

Cash flow from financing activities was negative $155 million and positive $176 million for the quarters ended September 30, 2021 and 2020, respectively. Cash flow from financing activities was $844 million and $835 million for the nine months ended September 30, 2021 and 2020, respectively. 2021 included a $175 million capital contribution received, an $83 million net loan from its parent company, $217 million of net proceeds on deposit type contracts, primarily from $200 million of Guaranteed Interest Contracts issued to SEI, $479 million associated with increases in repurchase agreements and $82 million associated with increases in funds withheld liabilities, partially offset by $219 million in dividends paid. 2020 included an $800 million increase in FHLB advances, $150 million associated with repurchase agreements, $293 million increase in remittances and premium suspense, partially offset by a $97 million reduction of collateral liability, a $160 million reduction in funds withheld liabilities and $205 million of dividends paid.

Midland National is a member of the FHLB of Des Moines. The FHLB membership provides the Company a borrowing facility with access to low cost funding. As members of the FHLB, Midland National is required to purchase and hold the FHLB common stock. In addition, Midland National is required to purchase activity common stock equal to 5.0% of outstanding borrowings. As of September 30, 2021 and December 31, 2020, Midland National owned a total of $133 million of membership and activity common stock of the FHLB.

The Company utilizes the FHLB borrowing ability as a source of funding to complement its security lending program. The Company had total outstanding borrowings from the FHLB of $3.1 billion at September 30, 2021 and December 31, 2020. These borrowings are fully secured by assets pledged as collateral to the FHLB. The total borrowing capacity available to the Company is dependent on the type and amount of assets eligible to be pledged as collateral. The Company believes it has sufficient assets available to be pledged as collateral to meet any unexpected liquidity need in the foreseeable future.

The Company utilizes a security lending program (primarily repurchase agreements) to enhance investment income. This program could be used as a source of short-term funds if the need arose. As of September 30, 2021 and December 31, 2020, the Company had outstanding repurchase agreements of $4.7 billion and $4.2 billion, respectively. The repurchase agreements involve the sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under these repurchase agreements are typically invested in fixed income securities. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. The collateral for these agreements is reported in bonds in the balance sheet of the Company. Iowa, the state of domicile for the Company, limits the amount of securities lending to 10% of policyholder legal reserves. As of December 31, 2020, Midland National’s securities lending was 9.0% of policyholder legal reserves.

At December 31, 2020 Midland National had outstanding capital commitments to limited partnerships of $832 million.

Insurance Policyholder Liabilities

Liquidity needs vary by product. Factors that affect each product’s need for liquidity include interest rate levels, contract size, competitive products, termination or surrender charges, market value adjustments, federal income taxes, benefit levels and level of underwriting risk. To help assure that obligations will be met when they fall due, the Company uses asset/liability cash flow management techniques that take into consideration current and total investment return requirements, asset and liability durations, risk tolerance, and cash flow requirements. The Company closely monitors the general account to assess asset/liability matching and to modify investment strategies and rebalance investment portfolio durations as necessary. The fair values for liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk.

The Company’s product features enhance its liquidity position. Virtually all individual deferred annuity products and universal life products contain surrender charges for varying durations, reducing the risk that customers will seek withdrawals during the period surrender charges are in place. Surrender charges allow the Company to better plan the maturities of its invested assets by reducing the risk that future cash outflows will exceed anticipated levels.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

Although cash flow testing includes many different scenarios, cash flow requirements are inherently unpredictable, as they are affected by external factors, such as changes in interest rates.

There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience because withdrawal and surrender levels are influenced by factors such as the interest rate environment and the Company’s claims-paying and financial strength ratings.

Capital Resources

As of September 30, 2021 and December 31, 2020, Midland National’s total adjusted capital (“TAC”), as defined by the NAIC, was $5,260 million and $4,712 million, respectively. The TAC is used to calculate the Company’s risk based capital (“RBC”) at the end of each reporting period. As of December 31, 2020, Midland National’s authorized control level RBC was 804%, respectively. Midland National’s TAC is well in excess of all RBC standards. In addition, Midland National monitors its capital levels as determined by each of its rating agencies (AM Best, Standard & Poor’s and Fitch). As of September 30, 2021 and December 31, 2020 Midland National’s capital exceeds the amount necessary to maintain its current ratings.

The following table summarizes the components of MNL’s TAC:

	September 30,	December 31,
(dollars in thousands)	2021	2020
Capital and surplus	$4,606,506	$4,205,059
Asset valuation reserve	653,062	506,759
Subsidiaries’ asset valuation reserve	695	636

Total Adjusted Capital	$5,260,263	$4,712,454

The Company is wholly owned by SFG and its ability to pay dividends is limited by the laws of the state of Iowa, its state of domicile. Without prior approval of the commissioner of the Iowa Insurance Division, MNL is limited to pay ordinary dividends to SFG of $420.5 million in 2021. MNL paid dividends to SFG of $219.7 million in the nine months ended September 30, 2021, $0 in the third quarter of 2021, $205 million in the nine months ended September 30, 2020, $63.4 million in the third quarter of 2020 and $205.1 million in 2020.

Midland National has three wholly owned limited purpose captive subsidiaries domiciled in the state of Iowa. The purpose of these captive subsidiaries is to provide statutory relief for redundant statutory required reserves on certain life insurance policies. The statutory relief is in the form of admissibility of qualifying regulatory defined other security assets. The following describes the arrangements applicable to each wholly owned limited purpose captive subsidiary.

Solberg Reinsurance Company (“Solberg Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American Company for Life and Health Insurance (“North American”), an affiliate of Midland National. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $726 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Solberg Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Solberg Re.

MNL Reinsurance Company (“MNL Re”), another wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee by an unrelated third party for specific risks on certain permanent life insurance policies assumed by MNL Re from Midland National and North American. The contingent note guarantee has a term of 18 years and an aggregate maximum amount of $1,432 million. The contingent note can be drawn upon when actual policy benefits applicable to the specific permanent life insurance policies exceed certain thresholds. MNL Re does not anticipate drawing funds against the contingent note. The amount of the contingent note guarantee is reported as an admitted asset by MNL Re.

Canal Reinsurance Company (“Canal Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, was launched on September 30, 2019 at which time it secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $411 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Canal Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. The Company recognized funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020.

Midland National’s parent, SFG, has issued senior notes in 2013, 2017 and 2021. The proceeds from these notes issued in 2013 and 2017 were used to purchase surplus notes from SFG’s insurance subsidiaries to support business growth. Midland National received $142 million in 2013 and $295 million in 2017 as capital contributions from these senior note offerings to support its business growth. The proceeds from the notes issued in 2021 were used to support continued business growth. A portion of the proceeds were loaned to Midland National. The outstanding balance of the note as of September 30, 2021 is $88 million and is due on December 31, 2021. SFG has the ability to issue additional debt in order to support future business growth of Midland National and other insurance subsidiaries. SEI also has access to a bank line of credit and other sources of capital that can be contributed to SFG and its insurance subsidiaries to support business growth.

Investments

Midland National had total cash and invested assets of $63,275 million and $59,095 million at September 30, 2021 and December 31, 2020, respectively, as illustrated below:

All investments held by the Company are monitored for conformity with the qualitative and quantitative limits prescribed by the Iowa insurance laws and regulations. In addition, the Company’s Board of Directors periodically reviews the investment portfolio, including its credit quality and performance. The Company’s investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio to provide adequate liquidity for projected insurance and reinsurance obligations, and to generate income while prudently managing the portfolio’s risk.

	September 30, 2021		December 31, 2020
(dollars in thousands)	Admitted Value	% of Total Admitted Value	Admitted Value	% of Total Admitted Value
Cash and invested assets
Bonds	$52,211,561	82.4%	$48,452,287	81.9%
Stocks
Preferred	1,135,414	1.8%	771,536	1.3%
Common-subsidiaries	248,870	0.4%	279,528	0.5%
Common-other	602,151	1.0%	433,602	0.7%
Mortgage loans	3,892,075	6.2%	4,403,274	7.4%
Real estate	100,702	0.2%	100,995	0.2%
Policy loans	411,505	0.7%	404,383	0.7%
Cash, cash equivalents and short-term investments	1,027,129	1.6%	1,448,036	2.5%
Receivable for securities	119,526	0.2%	3,720	0.0%
Derivative securities	454,404	0.7%	459,488	0.8%
Other invested assets	3,071,950	4.8%	2,337,913	4.0%

Total cash and invested assets	$63,275,287	100.0%	$59,094,762	100.0%

Bonds

The following table summarizes the admitted values and estimated fair values of the Company’s bond portfolio as of September 30, 2021 and December 31, 2020:

	At September 30, 2021			At December 31, 2020
(dollars in thousands)	Estimated Fair Value	Admitted Value	% of Total Admitted Value	Estimated Fair Value	Admitted Value	% of Total Admitted Value
Bonds
U.S. government	$3,376,181	$3,077,324	5.9%	$3,294,399	$2,857,238	5.9%
All other government	1,304,750	1,323,410	2.5%	378,280	356,028	0.7%
U.S. special revenue & special assessment obligations, non-guaranteed	14,525,387	12,874,940	24.7%	14,871,124	12,770,970	26.4%
Industrial and miscellaneous	35,389,026	33,146,715	63.5%	33,355,239	30,616,769	63.2%
Bank Loans	1,330,923	1,305,983	2.5%	1,245,769	1,232,890	2.5%
Parent, subsidiaries and affliates	488,164	483,189	0.9%	618,850	618,392	1.3%

Total bonds	$56,414,431	$52,211,561	100.0%	$53,763,661	$48,452,287	100.0%

Preferred stock	$1,187,221	$1,135,414	100.0%	$831,674	$771,536	100.0%

Common stock
Parent, subsidiaries and affliates	$248,870	$248,870	29.2%	$279,528	$279,528	39.2%
Other	602,151	602,151	70.8%	433,602	433,602	60.8%

Total common stock	$851,021	$851,021	100.0%	$713,130	$713,130	100.0%

The Company’s rating designations are based on ratings from nationally recognized rating organizations, primarily those assigned by S&P, Moody’s Investor Service, Inc. (“Moody’s”) and Fitch. The Company’s bond portfolio consisted of 92.9% and 93.4% of investment grade securities at September 30, 2021 and December 31, 2020, respectively. The NAIC Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state-regulated insurance companies. Comparisons between the NAIC ratings and rating agency designations are published by the NAIC. The NAIC assigns securities quality ratings and uniform valuations, which are used by insurers when preparing their annual statements to their state insurance regulators. The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations (“NRSRO”) for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody’s, or BBB- or higher by S&P and Fitch), by such ratings organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody’s, or rated BB+ or lower by S&P and Fitch). Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based on the following system:

NAIC Rating	NRSRO Equivalent
1	Aaa/Aa/A
2	Baa
3	Ba
4	B
5	Caa and Lower
6	In or near default

The following table summarizes Midland National’s bond portfolio by NAIC ratings:

	At September 30, 2021		At December 31, 2020
NAIC Rating (dollars in thousands)	Admitted Value	% of Total	Admitted Value	% of Total
1	$31,802,468	60.9%	$31,497,837	65.1%
2	16,710,018	32.0%	13,763,416	28.4%
3	2,075,748	4.0%	1,597,634	3.3%
4	1,372,058	2.6%	1,323,549	2.7%
5	217,527	0.4%	251,811	0.5%
6	33,742	0.1%	18,040	0.0%

Total Bonds	$52,211,561	100.0%	$48,452,287	100.0%

The admitted value of investments in bonds, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	At September 30, 2021		At December 31, 2020
(dollars in thousands)	Admitted Values	% of Total	Admitted Values	% of Total
Contractual maturity
Due in one year or less	$466,309	0.9%	$727,317	1.5%
Due after one year through five years	4,770,455	9.1%	4,804,693	9.9%
Due after five years through ten years	8,180,182	15.7%	6,321,205	13.0%
Due after ten years	26,206,890	50.2%	18,302,170	37.8%
Securities not due at a single maturity date (primarily mortgage-backed securities)	12,587,725	24.1%	18,296,902	37.8%

Total Bonds	$52,211,561	100.0%	$48,452,287	100.0%

Important factors in the selection of investments include diversification, credit quality, liquidity, yield and call protection. The relative importance of these factors is determined by market conditions and underlying product or portfolio characteristics. The largest asset class in which bonds were invested was Industrial and Miscellaneous, which constituted 63.5% and 63.2% of bonds at September 30, 2021 and December 31, 2020, respectively.

The following tables summarize the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Industrial and Miscellaneous bonds at September 30, 2021 and December 31, 2020:

(In thousands)
	At September 30, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Industrial & Miscellanous
Banking	$3,501,610	$3,162,135	9.5%	$3,615,914	$3,185,241	10.4%
Insurance	3,391,964	3,142,478	9.5%	2,742,090	2,448,455	8.0%
Military Housing	3,460,153	3,031,579	9.2%	3,482,090	2,966,823	9.7%
Transportation	2,739,581	2,650,196	8.0%	3,214,333	3,189,192	10.5%
CLO	2,487,842	2,476,030	7.5%	2,973,461	2,992,733	9.8%
Energy	2,311,487	2,127,823	6.4%	1,904,907	1,689,109	5.5%
Consumer Non Cyclical	1,871,568	1,728,619	5.2%	1,372,387	1,187,632	3.9%
Brokerage/Asset Managers/Exchanges	1,210,536	1,143,581	3.5%	1,092,236	1,003,906	3.3%
Consumer Cyclical	1,221,389	1,143,115	3.4%	1,174,442	1,092,933	3.6%
Technology	1,164,360	1,094,982	3.3%	788,445	683,326	2.2%
Financial	1,103,888	1,092,825	3.3%	1,077,172	1,041,630	3.4%
Basic	1,129,166	1,080,915	3.3%	845,333	748,082	2.4%
Communications	1,148,683	1,068,646	3.2%	882,382	763,192	2.5%
Whole Business	1,059,996	1,010,380	3.0%	896,729	839,597	2.7%
Agency	764,785	705,249	2.1%	943,617	857,921	2.8%
Capital Goods	655,399	594,661	1.8%	572,811	496,366	1.6%
Other Industrials	582,363	563,114	1.7%	324,834	299,058	1.0%
Sovereign	511,985	491,976	1.5%	252,125	223,605	0.7%
Other Financials	496,000	485,696	1.5%	406,821	380,015	1.2%
CTL	488,887	465,615	1.4%	477,830	454,509	1.5%
CRE-CLO	445,671	438,268	1.3%	415,701	415,519	1.4%
Electric	412,623	373,976	1.1%	304,363	256,497	0.8%
CDO	358,981	356,450	1.1%	249,918	249,343	0.8%
Triple Net Lease	359,762	351,187	1.1%	331,019	323,517	1.1%
Other ABS	332,703	335,904	1.0%	178,310	175,138	0.6%
Traditional-Conduit	315,489	302,419	0.9%	675,783	665,047	2.2%
Cell Tower	293,241	280,629	0.8%	333,448	311,405	1.0%
Finance Company	294,316	277,732	0.8%	247,178	224,011	0.7%
REIT	260,344	242,259	0.7%	252,052	226,929	0.7%
Other	184,675	161,323	0.5%	188,330	160,911	0.5%
Alt-A	168,903	155,062	0.5%	267,713	249,515	0.8%
Credit Card	119,106	118,000	0.4%	118,708	118,000	0.4%
Prime	125,800	117,172	0.4%	229,419	212,283	0.7%
Traditional-Single Borrower	112,894	106,852	0.3%	120,380	113,902	0.4%
Diversified Payment Rights	80,440	76,485	0.2%	92,396	86,704	0.3%
Subprime	72,835	62,867	0.2%	99,886	89,608	0.3%
Power	50,950	46,459	0.1%	51,617	47,921	0.2%
Re-Remic	42,714	33,906	0.1%	44,800	35,903	0.1%
Non-Traditional	29,593	24,449	0.1%	29,611	28,045	0.1%
Automotive	21,669	21,068	0.1%	46,057	45,330	0.1%
Servicing Advance	3,601	3,572	0.0%	3,596	3,573	0.0%
Consumer Unsecured	1,074	1,061	0.0%	34,995	34,343	0.1%

Total Industrial & Miscellanous	$35,389,026	$33,146,715	100.0%	$33,355,239	$30,616,769	100.0%

	At September 30, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$15,890,963	$14,924,629	45.1%	$16,675,679	$15,468,238	50.6%
2	17,052,749	15,916,646	48.0%	14,591,125	13,217,252	43.2%
3	1,903,908	1,767,392	5.3%	1,506,851	1,372,208	4.5%
4	482,423	480,272	1.4%	503,199	474,083	1.5%
5	32,240	30,974	0.1%	69,605	76,413	0.2%
6	26,743	26,802	0.1%	8,780	8,575	0.0%

Total Industrial & Miscellaneous	$35,389,026	$33,146,715	100.0%	$33,355,239	$30,616,769	100.0%

The following table summarizes the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Bank Loans at September 30, 2021 and December 31, 2020:

(In thousands)
	At September 30, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Bank Loans
Technology	$298,023	$289,764	22.1%	$283,507	$282,201	22.9%
Consumer Non Cyclical	226,193	224,086	17.1%	231,520	226,283	18.4%
Consumer Cyclical	206,612	207,306	15.9%	146,588	151,419	12.3%
Transportation	134,552	129,869	9.9%	122,177	118,519	9.6%
Capital Goods	110,502	108,591	8.3%	81,592	80,081	6.5%
Communications	73,854	72,821	5.6%	86,842	85,635	6.9%
Brokerage/Asset Managers/Exchanges	62,014	61,136	4.7%	69,835	68,866	5.6%
Other Industrials	59,962	59,632	4.6%	40,546	39,713	3.2%
Electric	48,800	47,154	3.6%	49,642	47,838	3.9%
Other Financials	43,103	42,507	3.3%	4,566	4,608	0.4%
Basic	27,059	26,871	2.1%	29,399	29,205	2.4%
Finance Company	24,032	24,237	1.9%	30,823	31,191	2.5%
Energy	13,679	9,407	0.7%	66,340	64,720	5.2%
REIT	2,538	2,602	0.2%	2,392	2,611	0.2%

Total Banks Loans	$1,330,923	$1,305,983	100.0%	$1,245,769	$1,232,890	100.0%

	At September 30, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$16,573	$16,508	1.3%	$—	$—	0.0%
2	139,086	133,804	10.2%	189,552	186,723	15.1%
3	129,003	128,781	9.9%	74,137	73,368	6.0%
4	897,953	883,555	67.7%	799,119	787,935	63.9%
5	136,172	136,394	10.4%	170,513	175,399	14.2%
6	12,136	6,941	0.5%	12,448	9,465	0.8%

Total Bank Loans	$1,330,923	$1,305,983	100.0%	$1,245,769	$1,232,890	100.0%

The following tables summarize the security type, admitted values, estimated fair values and ratings distribution for the Company’s investments in Parents, Subsidiaries and Affiliates at September 30, 2021 and December 31, 2020:

(In thousands)
	At September 30, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Issuer Obligations/Affiliates	$7,536	$3,805	0.8%	$32,599	$28,612	4.6%
Structured Securities/Affiliates	428,573	427,461	88.5%	533,762	537,425	86.9%
Bank Loans/Affiliates	52,055	51,923	10.7%	52,489	52,355	8.5%

Total Parent, Subsidiaries and Affliliates	$488,164	$483,189	100.0%	$618,850	$618,392	100.0%

	At September 30, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$326,417	$322,082	66.7%	$362,161	$358,142	57.9%
2	33,939	33,940	7.0%	104,760	105,459	17.1%
3	73,285	68,777	14.2%	98,003	94,135	15.2%
4	10,867	8,230	1.7%	53,926	60,656	9.8%
5	43,656	50,160	10.4%	—	—	0.0%
6	—	—	0.0%	—	—	0.0%

Total Parent, Subsidiaries and Affliliates	$488,164	$483,189	100.0%	$618,850	$618,392	100.0%

Mortgage Loans

The following tables outline the Company’s mortgage loans by property type:

(in thousands)
Property Type	At September 30, 2021		At December 31, 2020
	Admitted Value	% of total	Admitted Value	% of total
Office	$1,560,398	40.1%	$1,733,208	39.3%
Retail	765,924	19.7%	941,150	21.3%
Hotel	545,302	14.0%	610,441	13.9%
Multi-family	449,900	11.6%	523,106	11.9%
Other	198,724	5.1%	272,365	6.2%
Industrial	325,967	8.4%	259,261	5.9%
Medical	52,053	1.3%	59,936	1.4%
Residential	0	0.0%	10,000	0.2%
Less: Allowance	(6,193)	-0.2%	(6,193)	-0.1%

	$3,892,075	100%	$4,403,274	100%

The following tables outline the Company’s mortgage loans by geographic location:

(in thousands)
Geographic Location	At September 30, 2021		At December 31, 2020
	Admitted Value	% of total	Admitted Value	% of total
Pacific	$1,272,955	32.7%	$1,318,536	30.0%
South Atlantic	1,097,420	28.2%	1,298,280	29.5%
Middle Atlantic	540,647	13.9%	705,709	16.0%
Mountain	329,877	8.5%	309,142	7.0%
East North Central	229,623	5.9%	271,257	6.2%
New England	217,398	5.6%	225,913	5.1%
West South Central	108,778	2.8%	151,767	3.4%
West North Central	58,570	1.5%	70,802	1.6%
East South Central	43,000	1.1%	58,061	1.3%
Less: Allowance	(6,193)	-0.2%	(6,193)	-0.1%

	$3,892,075	100%	$4,403,274	100%

The following table summarizes the Company’s mortgage loans by year of origination, current carrying value, average loan-to-value (“LTV”) at date of origination and range of interest rates.

(in thousands)
Year of Origination	Original Amount	Interest Rate Range	Range of LTV at Origination	Admitted Value as of September 30, 2021	% of Total
2016 and Prior	$2,385,490	3.55%-7.50%	48%-76%	$2,170,777	55.7%
2017	222,713	4.15%-5.40%	42%-69%	187,993	4.8%
2018	484,900	2.50%-7.00%	51%-73%	519,597	13.4%
2019	535,873	3.55%-8.00%	48%-75%	558,788	14.4%
2020	168,191	2.65%-4.85%	44%-75%	181,774	4.7%
YTD 2021	279,127	3.00%-4.25%	51%-75%	279,339	7.2%
Less: Allowance	(6,193)			(6,193)	-0.2%

	$4,070,101			$3,892,075	100.0%

Other Invested Assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The following table summarizes the admitted value and unfunded commitments for the categories of other invested assets reported in the Company’s balance sheet.

	At September 30, 2021		At December 31, 2020
(dollars in thousands)	Admitted Value	Unfunded commitments	Admitted Value	Unfunded commitments
Investments that have underlying characteristics of:
Mortgage loans	$231,937	$77,147	$169,986	$141,549
Fixed income instruments-Unafilliated	32,636	1,495,807	44,249	606,701
Fixed income instruments-Afilliated	331,301	—	302,943	—
Common stocks-Unaffiliated	748,951	633,416	364,692	526,561
Common stocks-Affiliated	280,394	24,482	198,545	41,837
Real estate	54,492	5,333	99,575	24,531
Surplus notes	1,042,460	—	822,580	—
Collateral loans-Unaffiliated	170,687	97,779	151,919	138,232
Collateral loans-Affiliated	154,723	249,461	104,166	100,622
Miscellaneous other	24,369	—	79,258	25,229

Total other invested assets	$3,071,950	$2,583,425	$2,337,913	$1,605,262

Derivatives

Derivatives consist of options, futures, interest rate floors, interest rate swaps and foreign currency forwards. Midland National uses derivative instruments to manage its fixed indexed and policy obligations, interest guarantees and interest rate and credit risks applicable to its investments.

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or other prices of securities. Under Iowa insurance statutes, Midland National may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for limited income generating activities. Midland National is generally prohibited from using derivatives for speculative purposes.

The following table presents the estimated fair value and admitted value for assets and reported value for liabilities of derivatives:

	At September 30, 2021		At December 31, 2020
(dollars in thousands)	Admitted Value	Estimated Fair Value	Admitted Value	Estimated Fair Value
Derivative instruments:
Assets:
Call options	$427,015	$1,138,433	$411,350	$1,555,260
Futures	19,212	19,212	40,466	40,466
Interest rate floors	5,088	5,088	7,670	7,670
Foreign exchange forwards	3,089	3,089	2	2

Total derivative instruments assets	$454,404	$1,165,822	$459,488	$1,603,398

	Reported Value	Estimated Fair Value	Reported Value	Estimated Fair Value
Liabilities:
Written options	$139,335	$528,654	$174,648	$847,281
Foreign exchange forwards	3	3	1,754	1,754

Total derivative instruments liabilities	$139,338	$528,657	$176,402	$849,035

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Midland National is primarily exposed to market risk through its investment activities and management of its policyholder insurance account balances. The investment portfolio is managed with the objective of generating returns that meet pricing spread targets and fulfill future policyholder obligations.

Interest rate, liquidity and credit risk related to our investment portfolio are our primary market risk exposures. In addition, we are exposed to interest rate risk and risks associated with hedging our indexed life and annuity policyholder obligations. Midland National’s financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, and changes in risk-free and risk-adjusted spreads and movements in equity indices levels. These market risks impact the fair values of our bonds and, to a lesser extent, our other invested assets, the levels of interest credited to our policyholder account balances and the participation and cap rates available on our fixed indexed annuity and life insurance products. Many of our annuity and life insurance products feature surrender charges, market value adjustments and other features to encourage policyholder persistency.

There may be a limited market for certain investments we hold in our investment portfolio. These investments, which may be illiquid under certain circumstances, include privately-placed bonds, mortgage loans, policy loans, real estate and other limited partnerships. Under certain market conditions, some of our very high quality bonds can experience reduced liquidity such as during periods of market volatility or disruption. Under these circumstances market prices may be lower than our carrying value and we could be forced to sell these investments at a loss.

The credit risk in our investment portfolio is related to the risk of default by the issuers of fixed income invested assets and mortgages held in our portfolio. Our product pricing incorporates a certain level of defaults within our portfolio. Historically, the actual level of defaults has not exceeded the assumed level built into our product pricing. Our investment manager applies vigorous credit analysis prior to the purchase of a security and during the holding period in order to minimize the negative impact from security defaults.

Midland National manages these markets risks by utilizing a comprehensive asset/liability management process involving the monitoring of asset and liability interest rate sensitivities for our various products. This process includes cash flow testing under various interest rate scenarios, including severe stress tests. The monitoring includes an analysis of rebalancing the assets and liabilities under the various scenarios with respect to interest rate movements, risk profiles and cash flow characteristics. Midland National has established internal guidelines for matching the duration of our assets and liabilities. The duration of our assets and liabilities measures the present value of asset or liability cash flows and is used to measure the sensitivity to changes in interest rates. Maintaining a close relationship between the duration of our assets and liabilities reduces the risk of an adverse impact to our financial condition or operations as a result of changing interest rates.

Midland National sells life and annuity products that provide for a guarantee base return and a higher return tied to several major equity market indices. In order to mitigate this market risk, Midland National purchases over-the-counter index options and futures contracts that compensate us for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. Midland National purchases index call options on applicable indices and enters futures contract during the year to fund the annual index credits on our fixed indexed life and annuity policies. The risk associated with these purchases is the fluctuation of costs from period to period. We manage this risk by adjusting caps and participation rates on the applicable indexed products within contractual limitations. By managing the caps and participation rates we can limit the cost of the options and futures to be within product pricing assumptions subject to contractual limitations. Index credits to policyholders were $520.5 million in 2020. Proceeds from option payouts and futures contracts were $529.0 million in 2020. The difference between proceeds received and index credits is the result of over-hedging that occurs as a result of policyholder behavior.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FINANCIAL STATEMENTS

Third Quarter 2021 Financial Statements

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS

(Dollars in Thousands, except par value)

	September 30, 2021	December 31, 2020
	(Unaudited)
ADMITTED ASSETS
Bonds	$52,211,561	$48,452,287
Stocks
Preferred	1,135,414	771,536
Common - subsidiaries	248,870	279,528
Common - other	602,151	433,602
Mortgage loans	3,892,075	4,403,274
Real estate	100,702	100,995
Policy loans	411,505	404,383
Cash, cash equivalents and short-term investments	1,027,129	1,448,036
Receivable for securities	119,526	3,720
Derivative instruments	454,404	459,488
Other invested assets	3,071,950	2,337,913

Total cash and invested assets	63,275,287	59,094,762
Policy premiums due, deferred or uncollected	155,883	158,947
Accrued investment income	569,740	461,240
Current federal income tax	55,489	74,525
Net deferred tax asset	334,556	303,318
Company owned life insurance	1,252,473	1,124,804
Other admitted assets	82,072	265,303
Separate account assets	6,333,713	5,779,605

Total admitted assets	$72,059,213	$67,262,504

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities for future policy benefits	$45,814,227	$43,223,475
Liabilities for deposit-type contracts	571,452	344,604
Policy and contract claims	224,271	246,619
Other policyholder funds	3,137	2,958

Total policyholder liabilities	46,613,087	43,817,656
Amounts payable for reinsurance	31,838	62,382
Interest maintenance reserve	94,488	60,632
Asset valuation reserve	653,062	506,759
Repurchase agreements, borrowed money, FHLB advances and collateral on derivatives	8,066,208	7,548,006
Payable for securities	343,870	110,817
Funds held under coinsurance	4,543,074	4,545,324
Derivative instruments	139,338	176,402
Accrued expenses and other liabilities	909,614	688,153
Separate account liabilities	6,058,128	5,541,314

Total liabilities	67,452,707	63,057,445
Capital and surplus
Common stock - $1 par value; 2,549,439 shares authorized, issued, and outstanding	2,549	2,549
Surplus notes	1,037,000	1,037,000
Additional paid-in capital	793,927	793,927
Unassigned surplus	2,773,030	2,371,583

Total capital and surplus	4,606,506	4,205,059

Total liabilities and capital and surplus	$72,059,213	$67,262,504

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF OPERATIONS – STATUTORY BASIS

(Dollars in Thousands)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES
Life insurance and annuity premiums and other considerations	$1,938,619	$2,994,289	$5,492,030	$5,340,363
Net investment income	816,005	609,494	2,491,175	1,625,131
Commissions and expense allowances on	16,798	15,853	52,791	47,800
Amortization of interest maintenance reserve	7,524	6,290	17,287	18,239
Reserve adjustments on reinsurance ceded	(517,853)	(69,421)	(1,467,021)	(292,323)
Investment income ceded - funds withheld	(68,509)	(54,298)	(216,132)	(134,682)
Other income	119,215	72,659	263,206	141,385

Total revenues	2,311,799	3,574,866	6,633,336	6,745,913

BENEFITS AND EXPENSES
Life and annuity policy benefits	828,018	680,292	2,487,845	2,213,037
Increase in liabilities for future life and	939,776	2,620,225	2,590,752	3,653,257
Commissions	112,379	115,039	315,686	285,425
General expenses	67,797	60,775	201,345	192,363
Insurance taxes, licenses and fees	22,702	10,114	60,668	33,270
Net transfers to (from) separate accounts	62,372	(14,258)	214,427	(2,839)

Total benefits and expenses	2,033,044	3,472,187	5,870,723	6,374,513

Net gain from operations before federal income taxes and net realized capital gains (losses)	278,755	102,679	762,613	371,400
Federal income tax expense	52,104	49,717	127,878	96,377

Net gain from operations before net realized capital gains (losses)	226,651	52,962	634,735	275,023

Net realized capital gains (losses)	13,687	(103,426)	32,086	(178,229)

Net income (loss)	$240,338	$(50,464)	$666,821	$96,794

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS – STATUTORY BASIS

(Dollars in Thousands)

	Three months ended
	Common Stock	Surplus Note	Additional Paid-In Capital	Unassigned Surplus	Total Capital and Surplus
Balances at June 30, 2020 (Unaudited)	$2,549	$837,000	$618,927	$2,347,028	$3,805,504
Net income	—	—	—	(50,464)	(50,464)
Change in net unrealized capital gains (losses)	—	—	—	(358)	(358)
Change in net deferred income tax	—	—	—	74,753	74,753
Change in nonadmitted assets	—	—	—	(43,153)	(43,153)
Change in asset valuation reserve	—	—	—	27,690	27,690
Change in surplus as a result of reinsurance	—	—	—	(3,316)	(3,316)
Dividends to stockholder	—	—	—	(93,915)	(93,915)

Balances at September 30, 2020 (Unaudited)	$2,549	$837,000	$618,927	$2,258,265	$3,716,741

Balances at June 30, 2021 (Unaudited)	$2,549	$1,037,000	$793,927	$2,577,906	$4,411,382
Net income	—	—	—	240,338	240,338
Change in net unrealized capital gains (losses)	—	—	—	3,728	3,728
Change in net deferred income tax	—	—	—	20,837	20,837
Change in nonadmitted assets	—	—	—	(24,959)	(24,959)
Change in asset valuation reserve	—	—	—	(39,919)	(39,919)
Change in surplus as a result of reinsurance	—	—	—	(4,901)	(4,901)

Balances at September 30, 2021 (Unaudited)	$2,549	$1,037,000	$793,927	$2,773,030	$4,606,506

	Nine months ended
	Common Stock	Surplus Note	Additional Paid-In Capital	Unassigned Surplus	Total Capital and Surplus
Balances at December 31, 2019	$2,549	$837,000	$618,927	$2,393,955	$3,852,431
Net income	—	—	—	96,794	96,794
Change in net unrealized capital gains (losses)	—	—	—	(73,918)	(73,918)
Change in net deferred income tax	—	—	—	113,427	113,427
Change in nonadmitted assets	—	—	—	(100,375)	(100,375)
Change in asset valuation reserve	—	—	—	43,418	43,418
Change in surplus as a result of reinsurance	—	—	—	(9,927)	(9,927)
Dividends to stockholder	—	—	—	(205,109)	(205,109)

Balances at September 30, 2020 (Unaudited)	$2,549	$837,000	$618,927	$2,258,265	$3,716,741

Balances at December 31, 2020	$2,549	$1,037,000	$793,927	$2,371,583	$4,205,059
Net income	—	—	—	666,821	666,821
Change in net unrealized capital gains (losses)	—	—	—	44,995	44,995
Change in net deferred income tax	—	—	—	38,063	38,063
Change in nonadmitted assets	—	—	—	30,230	30,230
Change in asset valuation reserve	—	—	—	(146,303)	(146,303)
Change in surplus as a result of reinsurance	—	—	—	(14,702)	(14,702)
Dividends to stockholder	—	—	—	(219,652)	(219,652)
Change in accounting principle	—	—	—	1,995	1,995

Balances at September 30, 2021 (Unaudited)	$2,549	$1,037,000	$793,927	$2,773,030	$4,606,506

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CASH FLOW – STATUTORY BASIS

(Dollars in Thousands)

	Nine months ended September 30,
	2021	2020
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Life insurance and annuity premiums and other considerations	$5,494,806	$5,341,380
Net investment income	2,270,717	1,445,304
Other income	156,898	93,867
Benefits paid	(3,969,655)	(2,464,981)
Net transfers (to) from separate account	(213,087)	5,195
Insurance expenses paid	(776,242)	(643,702)
Federal income taxes paid	(128,922)	(46,071)

Net cash provided by operating activities	2,834,515	3,730,992

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid
Bonds	8,050,147	7,490,464
Preferred and common stocks	207,180	68,626
Mortgage loans	816,613	169,695
Real estate	—	63
Other invested assets	300,501	229,635
Miscellaneous proceeds	238,839	198,975
Cost of investments acquired
Bonds	(11,745,217)	(10,494,532)
Preferred and common stocks	(725,376)	(372,387)
Mortgage loans	(305,193)	(166,958)
Real estate	(1,631)	(55,186)
Other invested assets	(810,640)	(502,736)
Miscellaneous applications	(117,175)	(118,796)
Net change in policy loans	(7,123)	(7,488)

Net cash used in investing activities	(4,099,075)	(3,560,625)

FINANCING ACTIVITIES
Capital and paid in surplus	175,000	—
Net change in collateral liability	(44,191)	(97,299)
Net change in repurchase agreements and FHLB advances	479,376	949,576
Net deposits (withdrawals) on deposit-type contracts	216,936	(13,269)
Dividends paid to stockholder	(219,652)	(205,109)
Net change in funds held under coinsurance	(63,953)	(115,557)
Net change in remittances and items not allocated	220,216	292,780
Other cash provided	79,921	23,689

Net cash provided by financing activity and other sources	843,653	834,811

RECONCILIATION OF CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Net change in cash, cash equivalents and short-term investments	(420,907)	1,005,178
Cash, cash equivalents and short-term investments:
Beginning of year	1,448,036	494,409

End of year	$1,027,129	$1,499,587

SUPPLEMENTAL CASH FLOW
Non-cash transactions:
Capitalized Interest	40,154	49,875

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Organization

Midland National Life Insurance Company (“Midland National” or the “Company”) is a stock life insurance company domiciled in the state of Iowa. The Company operates predominantly in the individual life and annuity business of the life insurance industry and is licensed to operate in 49 states, the District of Columbia, and several U.S. territories. The Company is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”), which is a wholly owned subsidiary of Sammons Enterprises, Inc. (“SEI”). MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”), subsidiaries of Midland National, are captive reinsurance companies domiciled in Iowa. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”), Sammons Securities, Inc. (“Sammons Securities”), Sammons Financial Network, LLC (“SFN”), Sammons Institutional Group, Inc. (“SIG”), SFG Tenura LLC (“Tenura”), Heyday Insurance Agency, LLC (“Heyday”), Beacon Capital Management, Inc. (“Beacon”), SFG Bermuda, LTD (“SFG Bermuda”) and Property Disposition, Inc. (“PDI”).

Basis of presentation

These unaudited interim statutory financial statements include material changes in financial condition or composition from the preceding fiscal year, hence, do not include all disclosures that are normally included in annual financial statements and should be read in conjunction with the audited financial statements and the related notes included in our Audited Financial Statements - Statutory Basis for the year ended December 31, 2020. The financial information included herein has been derived from the December 31, 2020 Audited Financial Statements - Statutory Basis.

The Company is domiciled in Iowa and prepares its statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Iowa Insurance Division. Prescribed statutory accounting practices (“SAP”) include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”), including the NAIC Annual Statement Instructions, and the NAIC Accounting Practices and Procedures Manual (“NAIC SAP”). The NAIC SAP was promulgated within a set of approved and published Statements of Statutory Accounting Principles (“SSAP”). Permitted practices encompass all accounting practices not so prescribed. The Company’s capital and surplus was adequate for regulatory purposes prior to the effect of the prescribed practices described below and would not have been subject to a risk-based capital triggering event. The Company’s financial statements reflect the following prescribed practices as of September 30, 2021 and December 31, 2020:

a.

Iowa Bulletin 07-06 – In 2006 the Commissioner of Insurance of the State of Iowa issued Bulletin 07-06 that allows a prescribed practice for Iowa domiciled companies. This prescribed practice instructs insurance companies to use other than market value for assets held in separate accounts where general account guarantees are present on such separate accounts. Based on this prescribed practice the Company adopted Bulletin 07-06 in 2006 and presents the assets on its Bank-Owned Life Insurance (“BOLI”) Separate Account at book value. The impact of applying this prescribed practice had no impact on 2021 statutory net income; however, Capital and Surplus as of September 30, 2021 is decreased by $245,508. The impact of applying this prescribed practice had no impact on 2020 statutory net income; however, Capital and Surplus as of December 31, 2020 is decreased by $312,374 as a result of this prescribed practice.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

b.

Iowa Administrative Code 191 – Chapter 97, “Accounting for Certain Derivative Instruments Used to Hedge the Growth in Interest Credited for Indexed Insurance Products and Accounting for the Indexed Insurance Products Reserve” (“IAC 191-97”). This prescribed practice allows insurance companies domiciled in Iowa to account for eligible derivative assets at amortized cost, if the insurance company can demonstrate it meets the criteria for an economic hedge. Eligible derivative assets include call or put options that are purchased to hedge the growth in interest credited to an indexed product as a direct result of changes in the related external index or indices, or call or put options that are written to offset all or a portion of a purchased call or put option. Other derivative instruments such as index futures, swaps and swaptions that may be used to hedge the growth in interest credited to the policy as a direct result of changes in the related indices would still be accounted for at fair value since an amortized cost for those instruments does not exist. IAC 191-97 also prescribes that insurance companies determine indexed annuity reserve calculations based on the Guideline 35 Reserve assuming the fair value of the call option(s) associated with the current index term is zero, regardless of the observable market for such option(s). At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance. This prescribed accounting practice must be applied to both the indexed reserves and the call/put options used to hedge indexed insurance products. The impact of applying this prescribed practice increased the Company’s statutory net income for the nine months ended September 30, 2021 by $135,767 and the cumulative effect on Capital and Surplus at September 30, 2021 was a decrease of $116,142. The impact of applying this prescribed practice increased the Company’s statutory net income for the three months ended September 30, 2021 by $119,064 and the cumulative effect on Capital and Surplus at September 30, 2021 was an increase of $119,064. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2020 by $35,751 and the cumulative effect on Capital and Surplus at December 31, 2020 was a decrease of $251,909. The impact of applying this prescribed practice increased the Company’s statutory net income for the nine months ended September 30, 2020 by $91,260 and the cumulative effect on Capital and Surplus at September 30, 2020 was a decrease of $124,899. The impact of applying this prescribed practice decreased the Company’s statutory net income for the three months ended September 30, 2020 by $46,180 and the cumulative effect on Capital and Surplus at September 30, 2020 was a decrease of $46,180.

Under either the NAIC basis or the IAC 191-97, the Company elects to establish a voluntary reserve to offset the timing mismatch between the derivative instruments and the hedged liabilities, if that mismatch results in an increase in surplus. Under the IAC 191-97, a timing mismatch occurs related to the emergence of earnings. The impact of equity markets is reflected in investment income from futures during the policyholder’s contract years, but is not reflected in the reserve until the policy anniversary, at which time the index credit is applied to the account value. The voluntary reserve established as of September 30, 2021 is $108,245 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $224,388 would have been established as of September 30, 2021 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in no impact to the Company’s statutory net income for the nine months and three months ended September 30, 2021, respectively, and there was no cumulative impact to the Company’s Capital and Surplus at September 30, 2021. The voluntary reserve established as of December 31, 2020 is $126,888 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $378,798 would have been established as of December 31, 2020 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in no impact to the Company’s statutory net income of no impact for the year ended December 31, 2020 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2020.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

c.

Iowa Administrative Code 191 – Chapter 43, “Annuity Mortality Tables For Use in Determining Reserve Liabilities For Annuities” (“IAC 191-43”) allows a prescribed practice for Iowa domiciled companies. This prescribed practice allows insurance companies domiciled in Iowa to use the Annuity 2000 Mortality Table for determining the minimum standard of valuation for annuities issued during 2015. SSAP 51 requires the 2012 Individual Annuity Reserving (“IAR”) Mortality Table for determining the minimum standard of valuation for annuities issued on or after January 1, 2015. The impact of applying this prescribed practice increased the Company’s statutory net income for the nine months ended September 30, 2021 by $937 and the cumulative effect on Capital and Surplus at September 30, 2021 was an increase of $58,208. The impact of applying this prescribed practice increased the Company’s statutory net income for the three months ended September 30, 2021 by $110 and the cumulative effect on Capital and Surplus as September 30, 2021 was an increase of $110. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2020 by $3,295 and the cumulative effect on Capital and Surplus at December 31, 2020 was an increase of $57,271. The impact of applying this prescribed practice increased the Company’s statutory net income for the nine months ended September 30, 2020 by $2,753 and the cumulative effect on Capital and Surplus at September 30, 2020 was an increase of $56,548. The impact of applying this prescribed practice increased the Company’s statutory net income for the three months ended September 30, 2020 by $1,487 and the cumulative effect on Capital and Surplus at September 30, 2020 was an increase of $1,487.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The following table compares the Company’s statutory income and capital and surplus according to the NAIC practices to those prescribed by the State of Iowa:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income:
(1) Midland National state basis	$240,338	$(50,464)	$666,821	$96,794
(2) State prescribed practice that increase (decrease) NAIC SAP:
(a) Economic hedge of call option derivative assets (IAC 191-97)	119,064	(46,180)	135,767	91,260
(b) Deferral of 2012 annuity mortality table (IAC 191-43)	110	1,487	937	2,573

(3) NAIC SAP (1-2=3)	$121,164	$(5,771)	$530,117	$2,961

	As of	As of
	September 30,	December 31,
	2021	2020
	(Unaudited)
Surplus:
(4) Midland National state basis	$4,606,506	$4,205,059
(5) State prescribed practices that increase(decrease) NAIC SAP:
(a) Book value of BOLI separate account assets (Bulletin 07-06)	(245,508)	(312,374)
(b) Economic hedge of call option derivative assets (IAC 191-97)	(116,142)	(251,909)
(c) Deferral of 2012 annuity mortality table (IAC 191-43)	58,208	57,271

(6) NAIC SAP (4-5=6)	$4,909,948	$4,712,071

The Company has coinsurance agreements with MNL Re, Solberg Re and Canal Re, which are affiliated limited purpose subsidiary life insurance companies. The Company recognizes reserve credits under these agreements. The reserve credits at MNL Re, Solberg Re and Canal Re, are supported by contingent note guarantees (“LLC Notes”). The LLC Notes held by MNL Re, Solberg Re and Canal Re, function in a manner similar to a standby letter of credit and which the Company is a beneficiary, are admitted assets under Iowa prescribed practice and the surplus generated by the prescribed practice has been retained in the carrying value of MNL Re, Solberg Re and Canal Re. Under NAIC Accounting principles, the LLC Notes would be non-admitted assets.

The impact of the Company’s limited purpose subsidiary life insurance companies applying this prescribed practice has no impact the Company’s statutory net income but the cumulative effect on the Company’s Capital and Surplus was an increase of $2,035,704 and $1,969,923 as of September 30, 2021 and December 31, 2020, respectively.

If the Company’s subsidiaries had not utilized this prescribed practice, the result would not have triggered a regulatory event at the Company.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The Company’s investment in MNL Re, Solberg Re and Canal Re at September 30, 2021 was $66,420, $72,130 and $110,320, respectively. If the Company’s subsidiaries had not used this prescribed practice, the Company’s investment in MNL Re, Solberg Re and Canal Re at September 30, 2021, respectively, would have been negative $998,084, negative $522,977 and negative $265,773.

The Company reports investment income ceded on funds withheld coinsurance as part of revenue in the Statements of Operations. Under SAP, investment income ceded on funds withheld coinsurance should be reported as an expense. The difference in presentation does not impact the Company’s statutory net income nor the Company’s Capital and Surplus. The Iowa Insurance Division does not object to the Company’s presentation of investment income ceded on funds withheld coinsurance.

For loan-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ from anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date and anticipated future payments.

Accounting changes

Beginning January 1, 2021, perpetual preferred stocks are now carried at fair value, not to exceed the current stated call price, in accordance with SSAP No. 32R. The impact of adopting this accounting change increased preferred stocks by $2,526 and increased surplus by $1,995 net of tax impact. This accounting change did not require retroactive application to prior periods.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

2.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company’s financial instruments are as follows:

	September 30, 2021
			(Unaudited)
Type of Financial Instrument	Estimated Fair Value	Carrying Value	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Financial assets:
Bonds	$56,414,431	$52,211,561	$—	$50,908,694	$5,505,737	$—
Preferred stocks	1,187,221	1,135,414	—	1,187,215	6	—
Common stocks	602,151	602,151	462,797	132,912	6,442	—
Mortgage loans	3,894,933	3,892,075	—	3,894,933	—	—
Policy loans	411,505	411,505	—	411,505	—	—
Cash, cash equivalents and short-term investments	1,027,129	1,027,129	846,449	180,680	—	—
Derivative instruments	1,165,822	454,404	19,212	1,146,610	—	—
Other invested assets	1,738,806	1,555,362	—	1,126,147	612,659	23,974
Separate accounts	6,644,490	6,333,713	3,175,373	3,265,940	203,177	—

Financial liabilities:
Liabilities for deposit-type contracts	$578,541	$571,452	$—	$—	$578,541	$—
Repurchase agreements, FHLB advances and collateral on derivative instruments	8,017,924	7,983,191	251,491	7,766,433	—	—
Derivative instruments	528,657	139,338	—	528,657	—	—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

	December 31, 2020
Type of Financial Instrument	Estimated Fair Value	Carrying Value	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Financial assets:
Bonds	$53,763,661	$48,452,287	$—	$48,422,711	$5,340,950	$—
Preferred stocks	831,674	771,536	—	831,209	465	—
Common stocks	433,602	433,602	287,409	135,273	10,920	—
Mortgage loans	4,540,386	4,403,274	—	4,540,386	—	—
Policy loans	404,383	404,383	—	404,383	—	—
Cash, cash equivalents and short-term investments	1,448,042	1,448,036	923,238	524,804	—	—
Derivative instruments	1,603,398	459,488	40,466	1,562,932	—	—
Other invested assets	1,420,580	1,266,969	—	906,090	514,490	28,079
Separate accounts	6,174,350	5,779,605	2,839,353	3,127,820	207,177	—

Financial liabilities:
Liabilities for deposit-type contracts	$353,341	$344,604	$—	$—	$353,341	$—
Repurchase agreements, FHLB advances and collateral on derivative instruments	7,614,421	7,548,006	295,682	7,318,739	—	—
Derivative instruments	849,035	176,402	—	849,035	—	—

Included in various investment related line items in the statements of admitted assets, liabilities and capital and surplus are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

Fair value measurements

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions, which involves a significant degree of judgment.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Investments for which market prices are not observable are generally private investments, securities valued using non-binding broker quotes, or securities with very little trading activity. Fair values of private investments are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class when such amounts are available. If these are not available, a discounted cash flow analysis using interest spreads adjusted for the maturity/average life differences may be used. Spread adjustments are intended to reflect an illiquidity premium and take into account a variety of factors including but not limited to senior unsecured versus secured, par amount outstanding, number of holders, maturity, average life, composition of lending group, debt rating, credit default spreads, default rates and credit spreads applicable to the security sector. These valuation methodologies involve a significant degree of judgment.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted prices are available in active markets that the Company has the ability to access for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are listed equities, mutual funds, money market funds, non-interest bearing cash, exchange traded futures and separate account assets. As required by the fair value measurements guidance, the Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates. Financial instruments that are generally included in this category include corporate bonds, asset-backed securities, CMOs, short-term investments, less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 – Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial instruments. Financial instruments that are included in this category generally include private corporate securities and collateralized debt obligations.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. From time to time there may be movements between levels as inputs become more or less observable, which may depend on several factors including the activity of the market for the specific security, the activity of the market for similar securities, the level of risk spreads and the source of the information from which the Company obtains the information.

The Company relies on third party pricing services and independent broker quotes to value bonds and equity securities. The third party pricing services use discounted cash flow models or the market approach to value the securities when the securities are not traded on an exchange. The following characteristics are considered in the valuation process: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark and comparable securities, estimated cash flows and prepayment speeds.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The Company performs both quantitative and qualitative analysis of the prices. The review includes initial and ongoing review of the third party pricing methodologies, back testing of recent trades, and review of pricing trends and statistics.

The following tables summarize the valuation of the Company’s financial instruments carried at fair value as presented in the statements of admitted assets, liabilities and capital and surplus, by the fair value hierarchy levels defined in the fair value measurements guidance.

	September 30, 2021
	(Unaudited)
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds - industrial & miscellaneous	$—	$7,692	$5,538	$—	$13,230
Preferred stocks	—	253,368	6	—	253,374
Common stocks - other	462,797	132,912	6,442	—	602,151
Derivative instruments - interest rate floors	—	5,088	—	—	$5,088
Derivative instruments - foreign exchange forwards	—	3,089	—	—	3,089
Derivative instruments - futures	19,212	—	—	—	19,212
Separate account assets (a)	3,125,841	—	—	—	3,125,841

Financial liabilities (carried at fair value):
Derivative instruments - foreign exchange forwards	$—	$3	$—	$—	$3

	December 31, 2020
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds - industrial & miscellaneous	$—	$10,609	$7,430	$—	$18,039
Common stocks - other	287,409	135,273	10,920	—	433,602
Derivative instruments - interest rate floors and swaps	—	7,670	—	—	7,670
Derivative instruments - foreign exchange forwards	—	2	—	—	2
Derivative instruments - futures	40,466	—	—	—	40,466
Separate account assets (a)	2,765,174	—	—	—	2,765,174

Financial liabilities (carried at fair value):
Derivative instruments - foreign exchange forwards	$—	$1,754	$—	$—	$1,754

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

(a)

Fair values and changes in fair values of separate account assets generally accrue directly to policyholders and are not included in the Company’s revenues, benefits, expenses or surplus. The amounts shown in the previous tables include only the assets for the variable life insurance and variable annuity separate accounts; the amounts exclude the assets for the bank owned life insurance separate accounts.

Included in bonds are those that have been impaired at the reporting date or NAIC 6 and are carried at fair value. SVO valuations are used for some bonds when available. SVO valuations are based upon publicly available prices for identical or similar assets or on valuation models or matrices using observable inputs. Bonds not valued using SVO valuations are those that have been impaired but not designated as in default by the SVO. Fair values for such securities may be determined utilizing unobservable inputs.

The changes in financial instruments measured at fair value, excluding accrued interest income, for which Level 3 inputs were used to determine fair value are as follows:

	September 30, 2021
	(Unaudited)
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Bonds - industrial & miscellaneous	$7,430	$—	$(1,011)	$—	$(824)	$—	$(57)	$5,538
Preferred stocks	—	456	—	—	(450)	—	—	6
Common stocks - other	10,920	—	—	9,138	5,815	348	(19,779)	6,442

Total assets	$18,350	$456	$(1,011)	$9,138	$4,541	$348	$(19,836)	$11,986

	December 31, 2020
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Bonds - industrial & miscellaneous	$—	$7,430	$—	$—	$—	$—	$—	$7,430
Common stocks - other	11,787	—	—	—	(953)	163	(77)	10,920

Total assets	$11,787	$7,430	$—	$—	$(953)	$163	$(77)	$18,350

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

3.	INVESTMENTS AND INVESTMENT INCOME

Bond and stock investments

The admitted value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in bonds and preferred stocks are as follows:

	September 30, 2021
	(Unaudited)
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$3,077,324	$329,962	$31,105	$3,376,181
All other governments	1,323,410	18,589	37,249	1,304,750
U.S. special revenue & special assessment obligations, non-guaranteed	12,874,940	1,674,724	24,277	14,525,387
Industrial and miscellaneous	33,146,715	2,407,317	165,006	35,389,026
Bank loans	1,305,983	28,664	3,724	1,330,923
Parent, subsidiaries and affiliates	483,189	11,501	6,526	488,164

Total bonds	$52,211,561	$4,470,757	$267,887	$56,414,431

Preferred stocks	$1,135,414	$52,159	$352	$1,187,221

	December 31, 2020
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$2,857,238	$438,404	$1,243	$3,294,399
All other governments	356,028	23,382	1,130	378,280
U.S. special revenue & special assessment obligations, non-guaranteed	12,770,970	2,101,652	1,498	14,871,124
Industrial and miscellaneous	30,616,769	2,923,759	185,289	33,355,239
Bank loans	1,232,890	21,697	8,818	1,245,769
Parent, subsidiaries and affiliates	618,392	12,368	11,910	618,850

Total bonds	$48,452,287	$5,521,262	$209,888	$53,763,661

Preferred stocks	$771,536	$60,144	$6	$831,674

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The cost and admitted value of common stocks - subsidiaries and common stocks - other are as follows:

	September 30, 2021
	(Unaudited)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$71,422	$177,448	$—	$248,870
Other	494,603	114,465	6,917	602,151

Total	$566,025	$291,913	$6,917	$851,021

	December 31, 2020
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$71,422	$208,106	$—	$279,528
Other	409,489	28,443	4,330	433,602

Total	$480,911	$236,549	$4,330	$713,130

The admitted value and estimated fair value of investments in bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	September 30, 2021
	(Unaudited)
	Admitted Value	Estimated Fair Value
Due in one year or less	$466,309	$477,898
Due after one year through five years	4,770,455	5,193,731
Due after five years through ten years	8,180,182	9,062,933
Due after ten years	26,206,890	28,592,423
Securities not due at a single maturity date (primarily mortgage-backed securities)	12,587,725	13,087,446

Total Bonds	$52,211,561	$56,414,431

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Gross unrealized losses

The Company’s gross unrealized losses and estimated fair value on its bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	September 30, 2021
	Less than 12 Months		(Unaudited) 12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. governments	$865,949	$25,810	$77,874	$5,295	$943,823	$31,105
All other governments	775,361	36,669	7,838	580	783,199	37,249
U.S. special revenue & special assessment obligations, non-guaranteed	993,505	22,009	33,986	2,268	1,027,491	24,277
Industrial and miscellaneous	5,377,991	110,074	1,900,176	54,932	7,278,167	165,006
Bank loans	214,068	1,593	65,954	2,131	280,022	3,724
Parent, subsidiaries and affiliates	—	—	49,999	6,526	49,999	6,526

Total Bonds	8,226,874	196,155	2,135,827	71,732	10,362,701	267,887

Preferred stocks	97,323	352	—	—	97,323	352

Total bonds and preferred stocks	$8,324,197	$196,507	$2,135,827	$71,732	$10,460,024	$268,239

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

	December 31, 2020
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. governments	$296,626	$1,243	$—	$—	$296,626	$1,243
All other governments	127,302	1,130	—	—	127,302	1,130
U.S. special revenue & special assessment obligations, non-guaranteed	93,664	1,252	18,798	246	112,462	1,498
Industrial and miscellaneous	2,595,001	111,608	3,083,063	73,683	5,678,064	185,291
Bank loans	87,699	7,555	68,708	1,263	156,407	8,818
Parent, subsidiaries and affiliates	29,364	2,537	93,411	9,373	122,775	11,910

Total Bonds	3,229,656	125,325	3,263,980	84,565	6,493,636	209,890

Preferred stocks	22	6	—	—	22	6

Total bonds and preferred stocks	$3,229,678	$125,331	$3,263,980	$84,565	$6,493,658	$209,896

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Other-than-temporary impairments

As a result of the Company’s review of OTTI of investment securities, OTTI recognized on loan-backed and structured securities is summarized in the following table as of September 30, 2021:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Recognized Other-Than- Temporary Impairment	Amortized Cost After Other-Than- Temporary Impairment	Fair Value at time of OTTI	Date of Financial Statement Where Reported
BGH4HBXH2	$2,492	$966	$1,526	$1,526	3/31/2021
BGH3LP5T3	7,504	1,692	5,812	5,812	3/31/2021
BGH5C2LS3	9,160	1,998	7,162	7,162	6/30/2021
BGH3LP5T3	3,022	1,014	2,008	1,987	6/30/2021
3137B7N21	1,741	45	1,696	1,696	9/30/2021
3137BBBE9	3,005	200	2,805	2,805	9/30/2021
3137BFXU0	5,358	8	5,350	5,367	9/30/2021
3137BGK32	2,337	43	2,294	2,294	9/30/2021
3137BJP72	753	12	741	741	9/30/2021
12592XBE5	703	32	671	651	9/30/2021
17321JAJ3	347	12	335	318	9/30/2021
17324KAV0	1,889	35	1,854	1,832	9/30/2021
36198FAG7	546	74	472	459	9/30/2021
36248GAF7	442	21	421	413	9/30/2021
46639NAS0	406	62	344	313	9/30/2021
46644RBB0	249	37	212	225	9/30/2021
61690AAF1	1,384	3	1,381	1,345	9/30/2021
92937FAJ0	257	28	229	212	9/30/2021
94989TC7	220	3	217	209	9/30/2021
26249YAG6	17,268	441	16,827	16,600	9/30/2021
12635XAA3	5,449	176	5,273	5,273	9/30/2021
36173MAA4	7,147	1,874	5,273	5,273	9/30/2021
36173MAB2	12,321	1,955	10,366	10,366	9/30/2021

		$10,731

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Net investment income and net realized capital gains (losses)

The major categories of net investment income reflected in the statements of operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Bonds	$594,970	$510,044	$1,768,395	$1,531,688
Preferred stocks	11,512	3,649	32,214	17,466
Common stocks - other	3,303	3,127	9,436	7,591
Mortgage loans	43,432	52,284	144,113	153,200
Real estate	2,519	500	7,556	1,500
Policy loans	4,454	5,571	15,713	16,776
Cash, cash equivalents and short-term investments	457	944	920	4,634
Derivative instruments	159,463	59,456	542,840	(4,165)
Other invested assets	43,966	18,466	131,670	70,804
Other investment income	99	247	957	608

Total gross investment income	864,175	654,288	2,653,814	1,800,102
Less: Investment expenses	48,170	44,794	162,639	174,971

Net investment income	$816,005	$609,494	$2,491,175	$1,625,131

Investment expenses consist primarily of investment advisory fees, interest expense on repurchase agreements, interest expense on FHLB advances, interest on surplus notes, interest related to derivative collateral liabilities and other expenses related to the administration of investments.

The Company recognized $54,986 and $12,063 of net investment income for the nine months ended September 30, 2021 and 2020, respectively related to prepayment penalties or acceleration fees on bonds in the general account that were called. The total number of called bonds in the general account were 61 and 42 for the nine months ended September 30, 2021 and 2020, respectively.

The Company recognized $27,207 and $7,734 of net investment income for the three months ended September 30, 2021 and 2020, respectively related to prepayment penalties or acceleration fees on bonds in the general account that were called. The total number of called bonds in the general account were 19 for both the three months ended September 30, 2021 and 2020, respectively.

The Company recognized $1,847 and $476 of net investment income for the nine months ended September 30, 2021 and 2020, respectively related to prepayment penalties or acceleration fees on bonds in the separate account that were called. The total number of called bonds in the separate account were 11 and 6 for the nine months ended September 30, 2021 and 2020, respectively.

The Company recognized $941 and $175 of net investment income for the three months ended September 30, 2021 and 2020, respectively related to prepayment penalties or acceleration fees on bonds in the separate account that were called. The total number of called bonds in the separate account were 5 and 1 for the three months ended September 30, 2021 and 2020, respectively.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The major categories of net realized capital gains (losses) reflected in the statements of operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Bonds	$33,486	$(54,941)	$78,800	$(79,863)
Preferred stocks	(64)	—	607	4,070
Common stocks - other	4,383	—	16,846	(43)
Mortgage loans	1,439	(40,518)	221	(40,519)
Real Estate	—	—	—	63
Short-term investments	—	3	—	3
Derivative instruments	926	(1,451)	(1,368)	336
Other invested assets	10,237	(2,900)	8,204	(46,716)

Realized capital gain (losses)	50,407	(99,807)	103,310	(162,669)
Income tax effects	(12,520)	(2,689)	(20,080)	(1,635)
Amounts transferred to IMR (net of federal income taxes of $6,433 and $247 for three months ended September 30, 2021 and 2020, respectively and $13,595 and $3,702 for nine months ended September 30, 2021 and 2020, respectively)	(24,200)	(930)	(51,144)	(13,925)

Net realized capital gain (losses)	$13,687	$(103,426)	$32,086	$(178,229)

Proceeds from the sale of investments in bonds and the gross gains and losses realized on these sales (excluding OTTI losses, maturities, calls, exchanges and prepayments) were:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Proceeds from sales	$777,445	$266,040	$2,865,139	$2,677,971
Gross realized gains	50,895	6,540	99,768	45,631
Gross realized losses	(4,035)	(2,440)	(17,467)	(93,427)

The gross realized gains (losses) on the bonds represent the difference between the proceeds from the sale of the bonds and the basis of the bonds, which is primarily amortized cost.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Restricted assets

The following assets are subject to applicable restrictions under each of the following areas:

	September 30, 2021
	(Unaudited)
Restricted Asset Category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets

Subject to repurchase agreements	$4,355,433	6%	6%
FHLB capital stock	132,912	0%	0%
On deposit with states	3,207	0%	0%
Pledged as collateral to FHLB	3,072,795	5%	5%
Pledged as collateral not captured in other categories	79,703	0%	0%

Total restricted assets	$7,644,050	11%	11%

	December 31, 2020
Restricted Asset Category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets

Subject to repurchase agreements	$3,983,845	6%	6%
FHLB capital stock	132,912	0%	0%
On deposit with states	3,207	0%	0%
Pledged as collateral to FHLB	3,072,795	5%	5%
Pledged as collateral not captured in other categories	60,500	0%	0%

Total restricted assets	$7,253,259	11%	11%

Other

FHLB

The Company is a member of FHLB of Des Moines. In order to maintain its membership and borrow funds, the Company is required to purchase FHLB equity securities. As of September 30, 2021 and December 31, 2020, the Company owns common stock totaling $132,912, which is carried at cost. Resale of these securities is restricted only to FHLB. As a member of FHLB, the Company can borrow money provided that FHLB’s collateral and stock ownership requirements are met. The maximum amount a member can borrow is equal to thirty percent of the Company’s asset balance as of the prior quarter end subject to availability of acceptable collateral. The interest rate and repayment terms differ depending on the type of advance and the term selected. At September 30, 2021 and December 31, 2020, the Company had outstanding advances of $3,072,795 from FHLB (see Note 5).

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Deposits with regulatory authorities

At September 30, 2021 and December 31, 2020, securities (primarily bonds) with admitted carrying values of $3,207, were on deposit with regulatory authorities as required by law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

4.	DERIVATIVES AND DERIVATIVE INSTRUMENTS

The following table presents the notional amounts, amortized cost, estimated fair value and carrying value of derivatives:

	September 30, 2021
		(Unaudited)
	Notional Amount	Amortized Cost	Estimated Fair Value	Carrying Value

Assets:
Derivative instruments:
Call options	$21,286,798	$427,015	$1,138,433	$427,015
Futures	646,382	—	19,212	19,212
Interest rate floors	113,000	517	5,088	5,088
Foreign exchange forwards	91,750	—	3,089	3,089

		$427,532	$1,165,822	$454,404

Liabilities:
Derivative instruments:
Foreign exchange forwards	$80	$—	$3	$3
Written options	8,139,870	139,335	528,654	139,335

		$139,335	$528,657	$139,338

	December 31, 2020
	Notional Amount	Amortized Cost	Estimated Fair Value	Carrying Value

Assets:
Derivative instruments:
Call options	$18,411,245	$411,350	$1,555,260	$411,350
Futures	899,525	—	40,466	40,466
Interest rate floors	113,000	716	7,670	7,670
Foreign exchange forwards	482	—	2	2

		$412,066	$1,603,398	$459,488

Liabilities:
Derivative instruments:
Foreign exchange forwards	$49,346	$—	$1,754	$1,754
Written options	6,119,887	174,648	847,281	174,648

		$174,648	$849,035	$176,402

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

The following table presents the impact of derivatives on net investment income and change in unrealized capital gains (losses):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gain (loss) recognized in net investment income
Options	$151,294	$3,109	$405,561	$63,214
Futures	7,409	55,431	135,064	(69,316)
Interest rate swaps	—	246	—	571
Interest rate floors	760	670	2,215	1,366

	$159,463	$59,456	$542,840	$(4,165)

Gain (loss) recognized in net unrealized gains (losses):
Interest rate swaps	$—	$(242)	$—	$(207)
Interest rate floors	(706)	(715)	(2,384)	3,408
Foreign exchange derivatives	2,000	(726)	4,837	(352)

	$1,294	$(1,683)	$2,453	$2,849

5.	FHLB ADVANCES

The Company is a member of FHLB of Des Moines. In accordance with the FHLB membership agreement, the Company can be required to purchase FHLB common stock in order to borrow funds. These borrowings are reported as FHLB advances in the statements of admitted assets, liabilities and capital and surplus. The Company did not purchase or sell any common stock for the nine months ended September 30, 2021 or for the year ended December 31, 2020. In addition, the Company has posted mortgage loans and agency MBS/CMO fixed income securities with fair values in excess of the amount of the borrowings as collateral.

The amount of FHLB stock held is as follows:

	September 30, 2021	December 31, 2020

	(Unaudited)
Membership stock - class A	$10,000	$10,000
Activity stock	122,912	122,912

Total	$132,912	$132,912

The Class A Membership Stock is not eligible for redemption.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

At September 30, 2021 and December 31, 2020, the Company had outstanding advances of $3,072,795. It is not part of the Company’s strategy to utilize these funds for operations, and any funds obtained from the FHLB of Des Moines for use in general operations would be accounted for consistent with SSAP No. 15 as borrowed money. The purpose of the advances is to complement the Company’s repurchase agreement program. The advances are reported as a component of repurchase agreements, FHLB advances and collateral on derivatives in the statements of admitted assets, liabilities and capital and surplus.

Interest expense incurred during the nine months ended September 30, 2021 and 2020 was $43,086 and $42,482, respectively. Interest expense incurred during the three months ended September 30, 2021 and 2020 was $14,446 and $14,805, respectively. Interest expense is reported as a component of net investment income in the statement of operations. The Company has determined the actual maximum borrowing capacity as $3,540,601. The Company calculated this amount in accordance with limitations in the FHLB capital plan (e.g., current FHLB capital stock, limitations in the FHLB capital plan, current and potential acquisitions of FHLB capital stock, etc.).

The amount of collateral pledged to the FHLB is as follows:

Amount pledged as of reporting date	Fair Value	Carrying Value	Aggregate total borrowing
September 30, 2021 (Unaudited)	4,239,003	3,989,783	3,072,795
December 31, 2020	4,932,421	4,349,009	3,072,795

Maximum amount pledged during reporting period	Fair Value	Carrying Value	Amount borrowed at time of maximum collateral
September 30, 2021 (Unaudited)	4,656,362	4,353,371	3,072,795
December 31, 2020	5,034,115	4,624,514	3,072,795

6.	REPURCHASE AGREEMENTS

The following tables summarizes the repurchase agreements accounted for as a secured borrowing for the Company:

Type of Repo Trades Used

2021
	First Quarter	Second Quarter	Third Quarter
Bilateral (YES/NO)	YES	YES	YES
Tri-party (YES/NO)	YES	YES	YES

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Original (flow) & residual maturity

	2021
	First Quarter	Second Quarter	Third Quarter
Maximum amount
Open - no maturity	$3,000	$4,136	$4,136
Overnight	328,000	328,000	328,000
2 days to 1 week	328,000	328,000	328,000
>1 week to 1 month	328,000	650,633	478,270
>1 month to 3 months	391,633	823,133	328,000
>3 months to 1 year	575,133	656,500	1,368,428
>1 year	3,504,397	3,397,397	3,438,530

Ending balance
Open - no maturity	$3,000	$4,136	$1,136
Overnight	—	—	—
2 days to 1 week	50,000	—	—
>1 week to 1 month	328,000	431,500	478,270
>1 month to 3 months	391,633	—	—
>3 months to 1 year	328,500	641,000	1,368,398
>1 year	3,359,397	3,335,030	2,811,102

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Securities sold under repo- secured borrowing

2021
	First Quarter	Second Quarter	Third Quarter
Maximum amount
Book adjusted carrying value (“BACV”)	XXX	XXX	XXX
Nonadmitted - subset of BACV	XXX	XXX	XXX
Fair value	$4,605,216	$4,651,328	$4,811,784

Ending Balance
BACV	XXX	XXX	XXX
Nonadmitted - subset of BACV	XXX	XXX	XXX
Fair value	$4,575,686	$4,651,328	$4,811,784

Securities sold under repo- secured borrowing by NAIC designation

	As of September 30, 2021
	NONE	NAIC 1	NAIC 2	NAIC 3
Bonds – BACV	$—	$1,683,761	$394,786	$—
Bonds – FV	—	1,819,828	428,150	—
LB & SS – BACV	—	2,276,887	—	—
LB & SS – FV	—	2,563,806	—	—

Total assets – BACV	$—	$3,960,648	$394,786	$—
Total assets – FV	$—	$4,383,634	$428,150	$—

	As of September 30, 2021
	NAIC 4	NAIC 5	NAIC 6	Non- Admitted
Bonds – BACV	$—	$—	$—	$—
Bonds – FV	—	—	—	—
LB & SS – BACV	—	—	—	—
LB & SS – FV	—	—	—	—

Total assets – BACV	$—	$—	$—	$—
Total assets – FV	$—	$—	$—	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Collateral received- secured borrowing

	2021
	First Quarter	Second Quarter	Third Quarter
Maximum Amount
Cash	$5,458,163	$6,187,798	$6,273,363
Securities (FV)	—	—	—

Ending Balance
Cash	$4,460,530	$4,411,665	$4,658,905
Securities (FV)	—	—	—

Cash and non-cash collateral received- secured borrowing by NAIC designation

	As of September 30, 2021
	NONE	NAIC 1	NAIC 2	NAIC 3
Ending balance
Cash	$4,658,905	$—	$—	$—

Total collateral assets – FV	$4,658,905	$—	$—	$—

	As of September 30, 2021
	NAIC 4	NAIC 5	NAIC 6	Does Not Qualify As Admitted
Ending balance
Cash	$—	$—	$—	$—

Total collateral assets – FV	$—	$—	$—	$—

Allocation of aggregate collateral by remaining contractual maturity

As of September 30, 2021
Fair Value
Overnight and continuous	$1,136
30 days or less	478,270
> 90 days	4,179,500

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

Allocation of aggregate collateral reinvested by remaining contractual maturity

	As of September 30, 2021
	Amortized Cost	Fair Value
181 to 365 days	$1,246	$1,246
1 to 2 years	27	27
2 to 3 years	62,331	63,323
> 3 years	4,551,475	4,594,263

Liability to return collateral- secured borrowing

	2021
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER
Maximum amount
Cash (collateral - all)	$5,458,163	$6,187,798	$6,273,363
Securities collateral (FV)	—	—	—

Ending balance
Cash (collateral - all)	$4,460,530	$4,411,665	$4,658,905
Securities collateral (FV)	—	—	—

In addition to the securities summarized in the maturity distribution above, the Company holds short-term investments representing the balance of the repurchase agreement liabilities. The Master Repurchase Agreements with the various counterparties do not require the Company to invest the proceeds in securities with maturities matching the maturities of the repurchase agreement liabilities. As previously stated, a majority of the Company’s repurchase agreements are for terms of greater than one year. The Company has sufficient cash flows from operations and investment maturities, pay downs and calls to meet the repurchase obligations under the outstanding agreements. In addition, the Company has the ability to sell securities to meet future repayment obligations under the agreements.

7.	CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company has 2,549,439 common stock shares authorized, issued and outstanding. The Company has no preferred stock outstanding. Without prior approval of its domiciliary commissioner, dividends to shareholders is limited by the laws of the Company’s state of incorporation, Iowa, to $420,506 in 2021 an amount that is based on restrictions relating to the 2020 net gain from operations and statutory surplus. Within these limitations, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to its stockholder. The unassigned surplus of $2,773,030 is unrestricted and held for the benefit of the Company’s stockholder.

During the nine months ending September 30, 2021, the Company paid ordinary cash dividends in the amount of $219,652 on March 31 to its stockholder, SFG.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

(Dollars in Thousands)

8.	OTHER RELATED PARTY TRANSACTIONS

The Company has entered into significant, recurring transactions with affiliates as part of its ongoing operations. These include agreements to provide investment management, accounting, administrative, employee benefit and management services.

In addition the Company is a party to reinsurance agreements with affiliated companies, has issued surplus notes to its parent and holds certain investments in bonds and limited partnership interests in affiliated companies.

The Company has entered into related party transactions in the nine month period ending September 30, 2021.

On April 19, 2021, SFG made a loan to the Company in the amount of $219,304. The loan accrues interest at 1.90% per annum and matures on December 19, 2021. The outstanding balance of the loan at September 30, 2021 is $83,016. The Company incurred interest expense of $1,635 for the nine month period ending September 30, 2021 and $940 for the three month period ending September 30, 2021.

On April 20, 2021, the Company issued guaranteed investment contracts (“GICs”) to SEI for $200,000. The contracts accrue interest at 1% per annum. The Company has incurred interest of $890 for the nine month period ending September 30, 2021 and $500 for the three month period ending September 30, 2021

9.	COMMITMENTS AND CONTINGENCIES

For the nine month period ending September 30, 2021, the Company’s outstanding capital commitments to limited partnerships decreased $6,550.

10.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through December 9, 2021, the date the unaudited interim financial statements were available to be issued.

On October 31, 2021, the Company entered into a funds withheld coinsurance agreement with SFG Bermuda. Per the agreement, the Company is ceding 100% of certain fixed index annuity policies inforce as of the effective date and 80% of all fixed indexed annuity policies issued on or after October 1, 2021. The inforce block ceded had policyholder liabilities of approximately $2.9 billion as of the effective date.

There were no additional subsequent event transactions that required disclosure in the financial statements.

OTHER INFORMATION

THE REGISTERED SEPARATE ACCOUNT

Registered Separate Account. The Midland National Life Separate Account C invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. The Registered Separate Account was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

We are the legal owner of all assets held in the Registered Separate Account and use the assets to support your Contract and other variable annuity Contracts. We may permit charges owed to us to stay in the Registered Separate Account. Thus, we may also participate proportionately in the Registered Separate Account. These accumulated amounts belong to us and we may transfer them from the Registered Separate Account to our General Account. The assets in the Registered Separate Account equal to the reserves and other liabilities of the Registered Separate Account may not be charged with liabilities arising out of our other business. The obligations under the Contracts are our obligations. The income, gains and losses (realized and unrealized) of the Registered Separate Account are credited to or charged against the Registered Separate Account without regard to our other income, gains, or losses. Under certain unlikely circumstances, one Subaccount of the Registered Separate Account may be liable for claims relating to the operations of another Subaccount.

Our Right to Change How We Operate the Registered Separate Account.

We have the right to modify how we operate the Registered Separate Account. In making any changes, we may not seek approval of Owners (unless approval is required by law). We have the right to:

•	add Investment Options to, or remove Investment Options from our Registered Separate Account;

•	combine two or more Subaccounts;

•	withdraw assets relating to our variable annuities from one Subaccount and put them into another. However, if required, we would first seek approval from the Securities and Exchange Commission;

•

eliminate an Investment Portfolio’s shares and substitute shares of another Investment Portfolio or another open-end, registered investment company. This may happen if the Investment Portfolio’s shares are no longer available for investment or, if in our judgment, further investment in the Investment Portfolio is inappropriate in view of the Registered Separate Account’s purposes. However, if required, we would first seek approval from the Securities and Exchange Commission and the insurance regulator where the Contract is delivered;

•	end the registration of our Registered Separate Account under the Investment Company Act of 1940;

•

operate our Registered Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•

operate our Registered Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments. In addition, we may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change to any Subaccount, then you will be notified. We may, for example, cause the Subaccount to invest in another mutual fund other than or in addition to the current Investment Portfolios.

If you are enrolled in a dollar cost averaging, automatic rebalancing or a comparable program when an underlying Investment Portfolio merger, substitution or liquidation takes place, unless otherwise noted in a communication from us, your Accumulation Value invested in such Subaccounts will be transferred automatically to the designated surviving Subaccount, in the case of mergers; the replacement Subaccount, in the case of substitutions; and in the Default Account in the case of liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving Subaccount, the replacement Subaccount or the Default Account, as the case may be, for any continued and future transfers or premium payments.

If you want to transfer the amount in an Subaccount that is changed as a result of a fund merger, substitution or liquidation, you may do so, without charge, by writing to our Customer Service Center.

THE NON-REGISTERED SEPARATE ACCOUNT

To support our obligations under the Cycle Investments we have established under the Iowa Insurance Law, and hold assets in, the “non-unitized” separate account. The income, gains and losses, realized or unrealized, from assets allocated to the separate account will be credited to or charged against the account, without regard to other income, gains or losses of the Company.

We are the sole owner of the assets of the Non-Registered Separate Account. We may invest and trade the assets of the Non-Registered Separate Account in any manner we choose. The only restrictions on our investments of the assets held in the Non-Registered Separate Account are those set forth by Iowa Insurance Laws. While we plan to invest the assets of the separate Account in a manner that generates a return that approximates the change in the applicable Index, subject to the Cap Rate, the Floor Rate and Buffer Rate, all benefits payable are determined according to the applicable Cycle Investment Unit Value. The amounts payable under this Contract are determined by the Cycle Investment Unit Value, regardless of the performance of the assets held in the Non-Registered Separate Account. The Contract Owner does not participate in the performance of the assets held in the separate account.

We may, subject to applicable state law, transfer all assets allocated to the Non-Registered Separate Account to our General Account.

The separate account is not required to be registered, and is not registered, as an investment company under the Investment Company Act of 1940.

Our current plan is to invest Non-Registered Separate Account assets in fixed-income obligations, including but not limited to corporate bonds, mortgage-backed and asset-backed securities, government and agency issues and derivative contracts including but not limited to option contracts. We may also invest in interest rate swaps. Although the above generally describes our plan for investing the assets supporting our obligations under the Cycle Investments, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

No Contract Owner participates in the investment results of any assets we hold in relation to the Cycle Investments.

While we hold assets in the Non-Registered Separate Account we have established under the Iowa Insurance Law to support our obligations under Cycle Investments, the Cycle Investments are General Account obligations.

MODIFICATION TO THE CONTRACT

Upon notice to you, we may modify the Contract to:

(a)	permit the Contract or the Separate Accounts to comply with any applicable law or regulation issued by a government agency;

(b)	assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

(c)	reflect a change in the operation of the Separate Accounts; or

(d)	provide additional Investment Options.

In the event of such modifications, we will make an appropriate endorsement to the Contract.

ADMINISTRATIVE PROCEDURES

If you have any questions about your Contract or need to make changes, then contact the registered representative who sold you the Contract, or contact us at our Customer Service Center:

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Delivery)

Phone : (866) 747-3421 (toll-free)

Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center and will not receive that day’s price. The procedures we follow for facsimile requests include a written confirmation sent directly to you following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Owners.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the Owner by name, social security number, date of birth of the Annuitant or an Owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our Customer Service Center.

Change of Address Notification. To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new addresses. We may also call you to verify the change of address.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Registered Separate Account, on the ability of Sammons Financial Network, LLC (“Sammons Financial Network”) to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the contract.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution agreement with our affiliate, Sammons Financial Network for the distribution and sale of the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the Contracts. We pay commissions to Sammons Financial Network for sales of the Contracts.

Sales commissions are based on each premium payment. The maximum commission payable on a premium payment is 6.50%. Where lower commissions are paid on premium payments, we may also pay trail commissions up to 1.00% beginning in the second Contract Year.

We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the Contracts.

Sammons Financial Network pays selling firms all or a portion of the commissions received for their sales of the Contract. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with Sammons Financial Network. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment.

Non-cash items that we and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services. It is possible that these third parties, or their personnel, may also act as your registered investment advisor providing advice with respect to portfolio allocations in the Contract. Please be certain to review your registered investment advisor’s Form ADV Part 2A and 2B carefully for disclosure about their compensation and conflicts of interest in connection with the Contracts.    Also note that your investment advisor could also be the broker-dealer, or a registered representative of the broker-dealer, who sold you the Contract; in that case, they would also receive commissions and other compensation for selling you the Contract, in addition to any investment advisory fees that you pay to your registered investment advisor (either directly or through partial withdrawals of your Accumulation Value in the Contract).

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the Contract: (a) the mortality and expense risks charge; (b) asset based administration charges, and (c) payments, if any, received from the investment portfolios, their distributors, service providers and/or managers. Commissions and other incentives or payments described above are not charged directly to you but they are reflected in the fees and charges that you do pay directly or indirectly.

PORTFOLIO VOTING RIGHTS

We invest the assets of our Registered Separate Account in shares of the Investment Portfolios. Midland National is the legal Owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

•	to elect the Funds’ or Trust’s Board of Directors/Trustees,

•	to ratify the selection of independent auditors for the Investment Portfolios,

•	on any other matters described in the Investment Portfolios’ current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•	in some cases, to change the investment objectives and Contracts.

Even though we own the shares, we may give you the opportunity to tell us how to vote the number of shares that are allocated to your Contract. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Investment Portfolio in our own right or to restrict Owner voting, then we may do so.

Fund companies determine if and how often shareholder meetings are held. As we receive notice of these meetings, we will ask for your voting instructions. The Investment Portfolios are not required to and generally do not hold a meeting in any given year.

If we do not receive instructions in time from all Owners, then we currently intend to vote those shares in the same proportion as we vote shares for which we have received instructions in that Investment Portfolio. We currently intend to vote any Investment Portfolio shares that we and our affiliates alone are entitled to vote in the same proportions that Owners vote. The effect of this proportional voting is that a small number of Owners may control the outcome of a vote.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Investment Portfolios in which your Accumulation Value has been invested. We determine your voting shares in each Investment Option by dividing the amount of your Accumulation Value allocated to that Subaccount by the net asset value of one share of the corresponding Investment Portfolio. This is determined as of the record date set by the Fund’s/Trust’s Board of Directors/Trustees for the shareholders meeting.

If you have a voting interest, then we will provide you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Investment Portfolio’s adviser or the investment adviser Contracts of the portfolios.

Voting Privileges of Participants in Other Companies

Other insurance companies own shares in the Investment Portfolios to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund’s/Trust’s Board of Directors/Trustees will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Investment Portfolio action, then we will see that appropriate action is taken to protect our Owners. If we ever believe that any of the Investment Portfolios are so large as to materially impair its investment performance, then we will consider exercising our right to remove or close the investing Subaccount.

Suitability of the Contract

Because of the fees and expenses and possible loss of principal and earnings from prior periods, the Contracts are not appropriate for short-term investment. In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans. The tax-deferred feature of the Contract is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the lifetime annuity payments make the Contract appropriate for their purposes. Before purchasing a Contract, you should obtain competent tax advice and financial advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.

This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market. By purchasing this Contract, you represent and warrant that you are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through our Registered Separate Account that also invest in some of the same portfolios. These annuity contracts may have different charges and may offer different benefits. We encourage you to carefully consider the costs and benefits of the Contract to ensure that it is consistent with your personal investment goals and needs. To obtain more information about these annuity contracts, contact your registered representative, or call us at (866) 747-3421.

Electronic Delivery

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at www.SRSLiveWell.com or by writing us at our mailing address P.O. Box 9261 Des Moines, IA 50306-9261 or by telephone at (866) 747-3421.

Reports to Owners

We send you a quarterly report within 31 days after the end of each calendar quarter showing the Contract Value, Surrender Value, and the Death Benefit as of the end of the Calendar Quarter. The report will also show the allocation of your Contract Value and reflects amounts deducted since the last report.

Confirmation notices will be sent to you for premiums, partial withdrawals, surrenders, transfers of amounts between Investment Options and certain other financial transactions within 5 Business Days of processing.

You should promptly notify our Customer Service Center of any errors or discrepancies. We will review and correct any errors.

Unless you specifically request paper copies, we will make semi-annual reports with financial information on the portfolios available on a website. Each time a report is posted, we will send you a notice that includes a link to the report.

Assigning Your Contract

In general, you may assign your rights in a Non-Qualified Contract, however, we reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. You must send a copy of the assignment to our Customer Service Center. The assignment does not take effect until we accept and approve it.. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we record notice of the assignment. An absolute assignment is a change of Ownership. There may be tax consequences.

This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market.

Exemption from Exchange Act Reporting

We are relying on the exemption provided by Rule 12h-7 under the 1934 Act. In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the 1934 Act.

Payment of Contract Proceeds

We will generally pay any Death Benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in Good Order at our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•	We cannot determine the amount of the payment,

•	the New York Stock Exchange is closed,

•	trading in securities has been restricted by the SEC,

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option,

•	The SEC by order permits us to delay payment to protect our Owners, or

•	Your premium check(s) have not cleared your bank.

If, pursuant to SEC rules, any Investment Portfolio suspends payment of redemption proceeds including, in the case of a money market fund Subaccount (which is the Subaccount used as the Default Account), in connection with liquidation of the underlying portfolio or as a result of portfolio liquidity levels then we will delay payment of any transfer (including a transfer under a DCA program), partial withdrawal, surrender, or Death Benefit from the corresponding Subaccount until the suspension of redemptions is lifted or the portfolio pays redemption proceeds.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” an Owner’s account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or Death Benefits, make transfers, or continue making annuity payments. If a Contract or Investment Option is frozen, the applicable Contract Value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to the government agencies and departments.

APPENDIX A –INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of the portfolios currently available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which can be amended from time to time and can be found online at www.srslivewell.com/prospectus. You can also request this information at no cost by calling 866-747-3421 or sending an email request to SecuritiesPI@sfgmembers.com.

The current expenses and performance information below reflects fees and expenses of the Investment Portfolios, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each investment portfolio’s past performance is not necessarily an indication of future performance.

FUND TYPE	INVESTMENT PORTFOLIO AND ADVISER/ SUBADVISER	CURRENT EXPENSE (expenses/ average assets)	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2020)
			1 Year	5 Year	10 Year
US Insurance Allocation--50% to 70% Equity	American Funds IS® Asset Allocation Capital Research and Management Company	0.80%	10.87%	7.48%	8.73%
US Insurance Fund World Large-Stock Growth	American Funds IS® Global Growth Capital Research and Management Company	1.06%	28.67%	13.05%	11.30%
US Insurance Allocation--50% to 70% Equity	Calvert VP SRI Balanced Calvert Research and Management	0.88%	13.22%	6.90%	7.89%
US Insurance Small Growth	ClearBridge Variable Small Cap Growth Legg Mason Partners Fund Advisor, LLC / ClearBridge Investments, LLC	1.06%	40.99%	13.59%	14.83%
US Insurance Large Blend	DWS Equity 500 Index VIP DWS Investment Management Americas, Inc. / Northern Trust Investments Inc	0.71%	16.05%	10.62%	11.83%
US Insurance Large Growth	Fidelity® VIP Growth Opportunities Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.89%	68.21%	24.64%	21.70%

FUND TYPE	INVESTMENT PORTFOLIO AND ADVISER/ SUBADVISER	CURRENT EXPENSE (expenses/ average assets)	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2020)
			1 Year	5 Year	10 Year
US Insurance Mid-Cap Blend	Fidelity® VIP Mid Cap Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.87%	16.28%	7.16%	9.37%
US Insurance Multisector Bond	Lord Abbett Series Bond-Debenture Lord, Abbett & Co LLC	0.91%	5.86%	4.45%	5.53%
US Insurance Short-Term Bond	Lord Abbett Series Short Duration Inc Lord, Abbett & Co LLC	0.86%	1.74%	1.21%	0.00%
US Insurance Inflation-Protected Bond	PIMCO VIT Real Return Adv Pacific Investment Management Company, LLC	0.94%	10.10%	2.39%	2.53%
US Insurance Ultrashort Bond	PIMCO VIT Short-Term Adv Pacific Investment Management Company, LLC	0.72%	0.77%	0.60%	0.27%
US Insurance Large Value	Principal Equity Income Principal Global Investors, LLC	0.88%	4.75%	8.11%	10.27%
US Insurance Intermediate Core-Plus Bond	Western Asset Core Plus VIT Legg Mason Partners Fund Advisor, LLC / Western Asset Management Company Pte Ltd. – Singapore;Western Asset Management Company, LLC;Western Asset Management Company Ltd. – Japan;Western Asset Management Company Limited – UK;	0.79%	7.59%	3.34%	5.07%
US Fund Money Market - Taxable	Fidelity® VIP Government Money Mkt Svc 2[1] Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.49%	1.11%	0.71%	0.99%

1	The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount operates as the Default Account and is not available for direct investment.

APPENDIX B – STATE VARIATIONS

The prospectus provides a general description of the Contract, but your state of issue may provide different features from those described in the body of the prospectus. As of the date of this prospectus, there are no material state variations. Several states are still pending approval.

APPENDIX C – CYCLE INVESTMENT UNIT VALUE EXAMPLES

For each active Cycle Investment, the Cycle Investment Unit Value will be calculated on each Cycle Business Day based on each (A) Cycle Investment’s Fair Value as determined by the Fair Value Calculation Agent; (B) the number of Cycle Investment units held; and (C) the Floor Rate or Buffer Rate applicable to the Cycle Investment.

FOR CYCLE INVESTMENTS WITH A FLOOR RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = { Initial Cycle Investment Unit Value } x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The initial Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.27} = $10.27.

Example 2: A Cycle Investment that is 150 days since the Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00.

During the Cycle Term prior to the Cycle End Date, no Floor Rate or Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by Floor Rate or Buffer Rate protection. This means that you could lose all of your principal invested in a Cycle, if you take a withdrawal prior to the Cycle End Date.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)

The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Units prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) x (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) x (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 x $10 = $90,000.

Example 2: A -10% Floor Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Floor Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $9.00 = $10 * (1 + Cycle Floor Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) x (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 x $7 = $63,000.

Example 3: A -10% Buffer Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Buffer Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $8.00 = $10 * (30% + Cycle Buffer Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) x (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 x $7 = $63,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle Investment Unit Value on the Cycle End Date subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and being no less that the Cycle End Date Unit Value Floor (see E below).

(A)	Initial Cycle Investment Unit Value:

1.	The Initial Cycle Investment Unit Value = $10

(B)	Change in the Index Value

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Start Date, divided by.

2.	The last reported Value of the Index on the Start Date.

(C)	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Cycle Investment Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by (one plus the Cap Rate.)

(E)	Cycle End Date Unit Value Floor

The Cycle End Date’s Unit Value Floor equals the Initial Cycle Investment Unit Value multiplied by (one plus the Floor Rate).

(F)	Maturity Unit Value

Cycle Investment Unit Cycle Investment Value is the greater of (i) (E) ; or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Cycle Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50%

(C) Cycle End Date Initial Unit Value = $10 x (1+50%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max {$9.00 and Min($15.00, $12.00)} = $12.00

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20%

(C) Cycle End Date initial Unit Value = $10 x (1+-20%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($8.00, $12.00)} = $9.00

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10%

(C) Cycle End Date initial Unit Value = $10 x (1+10%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($11.00 , $12.00)} = $11.00

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) x (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Units of 10,000. The value of the investments in the Cycle on the Cycle End Date is $12.31 x 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The fair value per Cycle Units outstanding = Fair Value / number of Units

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = { Initial Cycle Investment Unit Value } x {1 + ( Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.82} = $10.82

Example 2: A Cycle Investment that is 150 days since the Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 20% x (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.82} = $9.00

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)	The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and for losses that occur in excess of the Cycle End Date Unit Value Buffer (see E below).

(A)	Initial Cycle Investment Unit Value:

1.	The Initial Cycle Investment Unit Value = $10

(B)	Change in the Index Value:

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

2.	The last reported Value of the Index on the Cycle Start Date.

(C)	Cycle End Date initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

(E)	Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Cycle Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Cycle Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(F)	Maturity Unit Value

Cycle Investment Unit Value is the greater of (i) (E); or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%

(C) Cycle End Date initial Unit Value = $10 x (1+-5.0%) = $9.50

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$9.50 , $12.00}, which is $10.00.

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+-20.0%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% - -10%) = $9.00.

Cycle Investment Unit Value = Greater of $9.00 versus Min{$8.00 , $12.00}, which is $9.00.

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+10.0%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 10% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$11.00 , $12.00}, which is $11.00.

Example 4: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+50.0%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 50% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$15.00, $12.00}, which is $12.00.

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

Cycle Investment

The Contract Holder’s Cycle Investment on any Cycle Business Day is the number of Cycle Investment Units credited to the Contract Holder multiplied by the day’s Cycle Investment Unit Value.

Example 1: On a Cycle Start Date a Contract Holder invests $100,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 6 months, the Cycle Investment Unit Value of the Cycle Investment is $13.00.

(A)	Number of Cycle Investment Units = $100,000/10 = 10,000 Cycle Investment Units

(B)	Cycle Investment after 6 months = 10,000 x $13.00 = $130,000

Example 2: On a Cycle Start Date a Contract Holder invests $90,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 3 months, the Cycle Investment Unit Value of the Cycle Investment is $8.50.

(A)	Number of Cycle Investment Units = $90,000/10 = 9,000 Cycle Investment Units

(B)	Cycle Investment after 3 months = 9,000 x $8.50 = $76,500

Example 3: On a Cycle Start Date a Contract Holder invests $250,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 10 months, the Cycle Investment Unit Value of the Cycle Investment is $12.00.

(A)	Number of Cycle Investment Units = $250,000/10 = 25,000 Cycle Investment Units

(B)	Cycle Investment after 10 months = 25,000 x $12.00 = $300,000

APPENDIX D – INDEX DISCLAIMERS

The Cycle Investments track certain Securities Indices that are published by third parties. Midland National uses these Securities Indices under license from the Indices’ respective publishers. The following information about the Indices is included in this Prospectus in accordance with Midland National’s license agreements with the publishers of the Indices:

Standard & Poor’s requires that the following disclaimer be included in this prospectus:

The Cycle Investments are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the S&P 500 Index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to Midland National is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to Midland National or the Contract. S&P and its third party licensors have no obligation to take the needs of Midland National or the owners of the Contract into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in the determination or calculation of the equation by which the Contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Contract.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The name “S&P 500 Index” is a trademark of Standard & Poor’s and has been licensed for use by Midland National.

APPENDIX E – FAIR VALUE FORMULAS

We compute the Cycle Investment Unit Value using the Fair Value. The Cycle Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding (see A Below) subject to the maximum Cycle Investment Unit Value Cap, which is adjusted for the Proportional Cap Rate (see B below).

A.	Cycle Business Day Fair Value per Cycle Units outstanding

The Cycle Business Day Fair Value per Cycle Units outstanding equals the Cycle’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

B.	Cycle Business Day maximum Cycle Investment Unit Value, which is adjusted for the Proportional Cap Rate

If the Cycle Business Day Fair Value per Cycle Units outstanding is greater than the Initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day maximum Cycle Investment Unit Value, which is adjusted for the Proportional Cap Rate. The Cycle Business Day maximum Cycle Investment Unit Value, which is adjusted for the Proportional Cap Rate equals: (i) the Initial Cycle Investment Unit Value multiplied by (ii) one plus the Proportional Cap Rate. The Proportional Cap Rate is equal to the (i) the Cap Rate multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Cap Rate, and the Floor Rate or the Buffer Rate, as applicable. As of the Cycle End Date, we compute the Cycle End Date Initial Unit Value (see B below). The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to the Cycle End Date Unit Value Cap (see C below) and the Cycle End Date Unit Value Floor for Cycles Investments with Floor Rates (see D below) and the Cycle End Date Unit Value Cap (see C below) and the Buffer Rate (see E below) for Cycle Investments with Buffer Rates (see E below),

A.	Change in the Index Value

The change in Index Value equals:

1)	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by

2)	The last reported value of the Index on the Cycle Start Date.

B.	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1)	The initial Unit Value multiplied by

2)	One plus the Change in Index Value, computed as set forth in A above.

C.	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

D.	Cycle End Date Unit Value Floor

The Cycle End Date Unit Value Floor equals the Initial Cycle Investment Unit Value multiplied by one plus the Floor Rate (which is a negative number).

E.	Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If there is negative change greater than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

Reporting. For each Cycle Investment in which you invest, we will make electronically available to you on each Cycle Business Day (i) the number of Cycle Investment Units credited to your Cycle Investment(s) and (ii) the Cycle Investment Unit Value on the Business Day preceding the Cycle Business Day.

At least once each year, we will send you a report containing information required by applicable state law and the following:

1)	The beginning date and end date for the reporting period;

2)	For each Cycle Investment in which you invested during the reporting period;

a)	The Start Date, Cycle Term, Floor Rate or Buffer Rate, Cap Rate, and the value of the Index on the Start Date, and if there was a Cycle End Date, the value of the Index on the Cycle End Date;

b)	The number of Cycle Investment Units credited to the Contract (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

c)	The number of Cycle Investment Units redeemed and the Cycle Investment Unit Value in connection with each withdrawal made during the current reporting period;

d)	The Cycle Investment Unit Value (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

3)	The Index price for e
ach	Cycle Investment on the Start Date and, at the end of the current report period.

We have contracted with IHS Markit, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit each Business Day during a Cycle Term. The Fair Value reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate and subject to the Floor Rate /Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining until the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match the Cycle Investment Value at the Cycle End Date.

The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations. The call and put options are all valued using the Black-Scholes option valuation formula. The value of the zero-coupon bond is determined by a present value of the maturity value at an applicable proxy for the risk-free interest rate (currently LIBOR Swap rates).

Calculation of Fair Value for Cycle Investments with a Floor Rate:

The Fair Value Calculation Agent uses five hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)	An at-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

4)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), plus;

5)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Floor Rate).

The formulas for the above components are:

1)	Zero coupon bond = (Maturity Value) / [(1 + d)^T]

Whereas; d = the discount rate for the term T (prevailing risk free rate, currently LIBOR Swap rate, for term T) and T = time until Cycle End Date

2)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/K) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the at-the-money call option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the index

T = time until Cycle End Date

s = volatility of an at-the-money call option on the index that reflects the moneyness and term T at the time of the valuation

3)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/K) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the at-the-money put option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the index

T = time until Cycle End Date

s = volatility of an at-the-money put option on the index that reflects the moneyness and term T at the time of the valuation

4)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/K) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the out-of-the-money call option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0(1 + Cap Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the index

T = time until Cycle End Date

s = volatility of an out-the-money call option by the amount of the Cap Rate on the index that reflects the moneyness and term T at the time of the valuation

5)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/K) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the out-of-the-money put option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0(1 - Floor Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the index

T = time until Cycle End Date

s = volatility of an out-the-money put option by the amount of the Floor Rate on the index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Buffer Rate:

The Fair Value Calculation Agent uses four hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), less;

4)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The formulas for the above components are:

1)	Zero coupon bond = (Maturity Value) / [(1 + d)^T]

Whereas; d = the discount rate for term T (prevailing risk free rate, currently LIBOR Swap rate, for term T) and T = time until Cycle End Date

2)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/k) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the at-the-money call option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the index

T = time until Cycle End Date

s = volatility of an at-the-money call option on the index that reflects the moneyness and term T at the time of the valuation

3)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/k) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the out-of-the-money call option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0(1 + Cap Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the index

T = time until Cycle End Date

s = volatility of an out-the-money call option by the amount of the Cap Rate on the index that reflects the moneyness and term T at the time of the valuation

4)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/k) + (r + s2/2)T] / sÖT

d2 = d1 – sÖT

Below are the inputs to calculate the out-of-the-money put option:

St = the index level at the time of the valuation

S0 = the starting index level

K= strike price which is equal to S0(1 – Buffer Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the index

T = time until Cycle End Date

s = volatility of an out-the-money put option by the amount of the Buffer Rate on the index that reflects the moneyness and term T at the time of the valuation

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Floor.

Component	6-Year Cycle; -10% Floor	6-Year Cycle; -10% Floor
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	26%	26%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	0.22	$0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	4.18	$4.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	0.05	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	3.37	$3.04
6) Fair Value {1) + 2) - 3) - 4) + 5)}	8.76	$8.87
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.43	$12.38
Cycle Investment Unit Value = Lessor 6) and 7)	$8.76	$8.87

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$2.34	$1.25
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.46	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.79	$0.60
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$9.55	$9.40
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.43	$12.38
Cycle Investment Unit Value = Lessor 6) and 7)	$9.55	$9.40

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$1.54	$0.27
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$1.10	$0.12
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.16	$0.09
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.12	$10.76
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.43	$12.38
Cycle Investment Unit Value = Lessor 6) and 7)	$10.12	$10.76

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.81	$0.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.63	$1.54
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.60	$0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.81	$12.23
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.43	$12.38
Cycle Investment Unit Value = Lessor 6) and 7)	$10.43	$12.23

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
ATM Put volatility	21.38%	21.38%
OTM Call volatility	19.06%	19.06%
OTM Put volatility	22.50%	22.50%

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Floor.

Component	3-Year Cycle; -10% Floor	3-Year Cycle; -10% Floor
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	11%	11%
Time to End Date (in months)	24	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.03	$0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$4.10	$4.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.18	$3.04
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$8.98	$8.94
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$8.98	$8.94

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.58	$0.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$1.75	$1.23
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.27	$0.03
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.20	$0.60
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$9.65	$9.44
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$9.65	$9.44

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.60	$1.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.83	$0.25
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.97	$0.49
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.54	$0.08
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.22	$10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$10.22	$10.45

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.91	$3.91
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.23	$0.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.97	$2.83
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.14	$0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.74	$11.01
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$10.37	$10.92

Input Values used above as follows
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
ATM Put volatility	20.36%	20.36%
OTM Call volatility	18.49%	18.49%
OTM Put volatility	22.30%	22.30%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Floor.

Component	1-Year Cycle; -10% Floor	1-Year Cycle; -10% Floor
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	6%	6%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$4.06	$4.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.08	$3.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$8.99	$8.98
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$8.99	$8.98

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.24	$0.03
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$1.34	$1.05
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.09	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.80	$0.35
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$9.58	$9.31
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$9.58	$9.31

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.23	$1.02
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.36	$0.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.79	$0.51
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.21	$0.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.27	$10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$10.10	$10.45

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.86	$3.97
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.02	$0.00
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$3.26	$3.37
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.02	$0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.56	$10.58
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$10.10	$10.50

Input Values used above as follows
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
ATM Put volatility	18.74%	18.74%
OTM Call volatility	16.37%	16.37%
OTM Put volatility	22.94%	22.94%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -20% Buffer.

Component	6-Year Cycle; -20% Buffer	6-Year Cycle; -20% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	79%	79%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.22	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.63	$2.06
5) Fair Value {1) + 2) - 3) - 4)}	$6.98	$7.81
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$6.98	$7.81

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.04	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.33	$0.22
5) Fair Value {1) + 2) - 3) - 4)}	$9.18	$9.84
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$9.18	$9.84

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.17	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.84	$0.02
5) Fair Value {1) + 2) - 3) - 4)}	$10.60	$11.04
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$10.60	$11.04

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.71	$0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.43	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$12.52	$13.77
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$11.32	$13.77

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Call volatility	16.34%	16.34%
OTM Put volatility	23.73%	23.73%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -30% Buffer.

Component	6-Year Cycle; -30% Buffer	6-Year Cycle; -30% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	45%	45%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.22	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.97	$1.15
5) Fair Value {1) + 2) - 3) - 4)}	$7.64	$8.71
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$7.64	$8.71

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.21	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.94	$0.05
5) Fair Value {1) + 2) - 3) - 4)}	$9.40	$10.00
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$9.40	$10.00

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.60	$0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.58	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.42	$11.05
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$10.42	$11.05

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$1.72	$0.45
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.29	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$11.64	$13.32
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$10.75	$13.32

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Call volatility	17.83%	17.83%
OTM Put volatility	25.09%	25.09%

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Buffer.

Component	3-Year Cycle; -10% Buffer	3-Year Cycle; -10% Buffer
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	43%	43%
Time to End Date (in months)	24	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.03	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.18	$3.04
5) Fair Value {1) + 2) - 3) - 4)}	$6.74	$6.89
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$6.74	$6.89

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.58	$0.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.20	$0.60
5) Fair Value {1) + 2) - 3) - 4)}	$9.26	$9.51
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$9.26	$9.51

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.60	$1.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.12	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.54	$0.08
5) Fair Value {1) + 2) - 3) - 4)}	$10.83	$11.02
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$10.83	$11.02

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.91	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.93	$0.43
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.14	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$12.72	$13.41
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$11.43	$13.41

Input Values used above as follows
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
OTM Call volatility	15.33%	15.33%
OTM Put volatility	22.30%	22.30%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	11%	11%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.08	$3.01
5) Fair Value {1) + 2) - 3) - 4)}	$6.90	$6.97
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$6.90	$6.97

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.24	$0.03
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.03	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.80	$0.35
5) Fair Value {1) + 2) - 3) - 4)}	$9.38	$9.66
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$9.38	$9.66

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.23	$1.02
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.48	$0.20
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.21	$0.01
5) Fair Value {1) + 2) - 3) - 4)}	$10.52	$10.79
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$10.18	$10.79

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.86	$3.97
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.77	$2.87
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.02	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$11.04	$11.08
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$10.18	$10.92

Input Values used above as follows
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
OTM Call volatility	14.64%	14.64%
OTM Put volatility	22.94%	22.94%

The Statement of Additional Information (SAI) can provide you with more detailed information about the Contract, Midland National Life Insurance Company and the Midland National Life Separate Account C, including more information about commissions and distribution expenses. For more information about the Contract and/or a free copy of the SAI or prospectus, contact your registered representative or our Customer Service Center at:

Sammons Retirement Solutions

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

Sammons Retirement Solutions

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Mail)

Phone: (866) 747-3421

Facsimile: (866) 511-7038

Reports and other information about Midland National Life Insurance Company and Midland National Life Separate Account C are available on the Securities and Exchange Commission’s website at http://www.sec.gov. You may obtain copies of this information, upon your payment of a duplicating fee, by electronic request at this e-mail address: publicinfo@sec.gov.

Dealer Prospectus Delivery Obligations:

All dealers that effect transactions in these securities are required to deliver a prospectus.

EDGAR Contract Identifier No. C000228204

STATEMENT OF ADDITIONAL INFORMATION FOR THE

LIVEWELL REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Index-Linked Variable Annuity Contract

Issued by

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(Through Midland National Life Separate Account C)

Our Customer Service Center:

P.O. Box 9261

Des Moines, IA 50306-9261

(866) 747-3421

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the LiveWell Flexible Premium Index-Linked and Variable Annuity Contract (“Contract”) issued by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated December 9, 2021, by contacting us at our Customer Service Center using the above address and phone number. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the Investment Portfolios currently available in the contract.

Dated December 9, 2021

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SEPARATE ACCOUNT AND THE COMPANY

The Depositor, Midland National Life Insurance Company, is a stock life insurance company. It was organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity contracts. We are engaged in a broad range of insurance and insurance-related activities.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

The Registrant, Separate Account C, was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 as a unit investment trust.

SERVICES

Midland National keeps the assets of the Midland National Life Separate Accounts and holds all funds of the Separate Account. Midland National maintains the proceeds of shares of the underlying Investment Options purchased and sold through the Midland National Life Separate Accounts. Financial statements of each Investment Option within Midland National Life Separate Account C and Midland National Life Insurance Company are prepared by PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309.

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THE CONTRACT

ENTIRE CONTRACT

The entire contract between you and us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

CHANGES TO THE CONTRACT

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of our officers. Only our President or Secretary may modify the contract.

We may change the contract without your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

INCONTESTABILITY

We will not contest the contract.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the annuitant has been misstated, we will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by us will be paid to the payee. Any overpayments made by us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

NON-PARTICIPATING

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

CLAIMS OF CREDITORS

To the extent permitted by law, no benefits payable based on the assets in the Separate Account under the contract to a beneficiary or payee are subject to the claims of creditors.

MINIMUM BENEFITS

The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

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OWNERSHIP

The contract belongs to you. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)	Any assignee of record with us;

2)	Any irrevocable beneficiary; and

3)	Any restricted ownership.

We must receive written notice informing us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, we are not liable for payments made by us before we record the written notice. A change of owner may have adverse tax consequences.

ACCUMULATION UNIT VALUE

We determine Accumulation Unit Values for each Subaccount of our Separate Account at the end of each Valuation Period. The Accumulation Unit Value for each Subaccount was initially set at $10.00. The Accumulation Unit Value for any Business Day is equal to the Accumulation Unit Value for the preceding Business Day multiplied by the net investment factor for that Subaccount on that Business Day.

We determine the net investment factor for each Subaccount every Valuation Period by taking a) divided by b) minus c) where:

a)	Is the total of:

1)	The net asset value per share at the end of the current Valuation Period; plus

2)	Any dividend or capital gains per share reinvested during the current Valuation Period; plus

3)	Total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.

b)	Is the net asset value plus the total accrued but not yet reinvested capital gains per share as of the preceding Valuation Period.

c)	Is the Mortality and Expense Risk Charge plus the Asset Based Administration Charge for each day in the current Valuation Period.

We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that we would adjust unit values to reflect what happens to the Investment Portfolios, and also for any charges.

ANNUITY PAYMENTS

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The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Investment Options.

CALCULATION OF YIELDS AND TOTAL RETURNS

SUBACCOUNT YIELD CALCULATIONS

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Midland National may from time to time disclose the current annualized yield of one or more of the Subaccounts for 30-day periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specified 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2[(	a-b	+1) [6] -1]
cd

Where:	a =	net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the Subaccount.
	b =	expenses accrued for the period (net of reimbursements).
	c =	the average daily number of units outstanding during the period.
	d =	the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts.

Because of the charges and deductions imposed by the Separate Account the yield of the Subaccount will be lower than the yield for the corresponding portfolio. The yield on amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Subaccount’s actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

STANDARD TOTAL RETURN CALCULATIONS

Midland National may from time to time also disclose average annual total returns for one or more of the Subaccounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n	= ERV
Where:	P =	a hypothetical initial payment of $1,000
	T =	average annual total return
	n =	number of years

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ERV =	ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge. This additional amount is based on an “average” Contract with an initial premium of $100,000. The standard average annual total return calculations assume the contract is surrendered.

Midland National may disclose average annual total returns in various ways, depicting whether the contract is surrendered or maintained in force. Accordingly, Midland National may disclose the following types of average annual total return:

1.	The contract is surrendered and

2.	The contract is not surrendered.

CUMULATIVE TOTAL RETURNS

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

CTR =	[ERV/P] – 1
Where:	CTR =	the cumulative total return net of Subaccount recurring charges for the period.
	ERV =	ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).
	P =	an assumed initial payment of $1,000.

Midland National may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

ADJUSTED HISTORICAL PERFORMANCE DATA

Midland National may also disclose adjusted historical performance data for an Subaccount for periods before the Subaccount commenced operations, based on the assumption that the Subaccount was in existence before it actually was, and that the Subaccount had been invested in a particular Investment Portfolio that was in existence prior to the Subaccount’s commencement of operations. The Investment Portfolio used for these calculations will be the actual Investment Portfolio that the Subaccount will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable Investment Portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of

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the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a “contract charges” factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable Investment Portfolio to get the value in the Subaccount. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value (“ERV”) of a hypothetical $1,000 initial payment in the Subaccount is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

TAX-FREE EXCHANGES (SECTION 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”).

We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “roll-over” into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner’s death, or (2) as Annuity payments which will begin within one year of that owner’s death and which will be made over the life of the owner’s “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner’s “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner’s designated beneficiary is

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the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

NON-NATURAL PERSON OWNERS

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

DIVERSIFICATION REQUIREMENTS

The Code requires that the investments of each Subaccount of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Subaccount, through the fund company in which it invests, will satisfy these diversification requirements.

OWNER CONTROL

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

TAXATION OF QUALIFIED CONTRACTS

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The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income and whether the individual is a participant in a qualified plan. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1⁄2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other converted amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Setting Every Community Up for Retirement Enhancement Act of 2019 (the “Secure Act”) increases the beginning date for required minimum distributions from 70 1⁄2 to 72. This change only applies if you will attain age 70 1⁄2 on or after January 1, 2020. . If you reached the age of 70 1⁄2 prior to January 1, 2020, you are still required to use age 70 1⁄2 as the beginning date for required minimum distributions.

The Secure Act also provides that for qualified contract owners who die after January 1, 2020 that any designated beneficiary who is not an “eligible designated beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. This rule applies regardless of whether required minimum distributions have begun. Eligible designated beneficiaries can withdraw the account value over their lives or a period not exceeding their life expectancies. The only eligible designated beneficiary payouts we administer are those involving the surviving spouse of the deceased owner. For distribution purposes, we will treat non-spouse eligible designated beneficiaries as designated beneficiaries.

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DISTRIBUTION OF THE CONTRACTS

The contracts will be offered on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC. (“Sammons Financial Network”) serves as principal underwriter for the contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Sammons Financial Network offers the contracts through its registered representatives. Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services. Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

We intend to pay a distribution allowance to Sammons Financial Network of 1.00% of total premiums received on LiveWell RILA.

Sammons Financial Network or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

•	participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

•	sales promotions relating to the contracts;

•	costs associated with sales conferences and educational seminars for their sales representatives; and

•	other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to

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all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of Investment Portfolio shares held by each of the Subaccounts.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

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EXPERTS

The financial statements of Midland National Life Insurance Company Separate Account C as of December 31, 2020 and for the year then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

AUDITED FINANCIALS

Financial Statements of Midland National Life Insurance Company Separate Account C

Financial Statements of Midland National Life Insurance Company

The financial statements of Midland National Life Insurance Company for the period ending December 31, 2020 are included in the prospectus and are incorporated by reference herein.

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Midland National Life

Insurance Company

Separate Account C

Financial Statements

December 31, 2020 and 2019

Midland National Life Insurance Company

Separate Account C

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Midland National Life Insurance Company and the Policyowners of Midland National Life Insurance Company Separate Account C

Opinions on the Financial Statements

We have audited the accompanying statements of net assets of each of the subaccounts of Midland National Life Insurance Company Separate Account C (hereafter collectively referred to as the “Subaccounts”) indicated in the table below as of December 31, 2020, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below (other than Lord Abbett Series Fund, Inc.—International Opportunities Portfolio, which only includes a statement of changes in net assets for the period January 1, 2019 to July 31, 2019 (date of liquidation), Janus Henderson Series- GI Unconstrained Bond Portfolio, which only includes a statement of changes in net assets for the period January 1, 2019 to March 1, 2019 (date of liquidation), AB Variable Products Series- Real Estate Investment Portfolio, which only includes a statement of changes in net assets for the period January 1, 2019 to April 18, 2019 (date of liquidation), Delaware Variable Insurance Portfolios- Covered Call Strategy Portfolio, which only includes a statement of changes in net assets for the period January 1, 2019 to April 29, 2019 (date of liquidation)), including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Subaccounts (other than Lord Abbett Series Fund, Inc.—International Opportunities Portfolio, Janus Henderson Series- GI Unconstrained Bond Portfolio, AB Variable Products Series- Real Estate Investment Portfolio, Delaware Variable Insurance Portfolios- Covered Call Strategy Portfolio) as of December 31, 2020, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

Fidelity Variable Insurance Products- Government Money Market Portfolio (1)	Janus Henderson Series- Enterprise Services Portfolio (1)
Fidelity Variable Insurance Products- High Income Portfolio (1)	Janus Henderson Series- Global Research Portfolio (1)
Fidelity Variable Insurance Products- Equity- Income Portfolio (1)	Janus Henderson Series- Mid Cap Value Portfolio (1)
Fidelity Variable Insurance Products- Growth Portfolio (1)	Janus Henderson Series- Balanced Portfolio (1)
Fidelity Variable Insurance Products- Overseas Portfolio (1)	Janus Henderson Series- Flexible Bond Portfolio (1)
Fidelity Variable Insurance Products- Mid Cap Portfolio (1)	Janus Henderson Series- GI Unconstrained Bond Portfolio (4)
Fidelity Variable Insurance Products- Asset Manager Portfolio (1)	PIMCO Variable Insurance Trust- Total Return Portfolio (1)
Fidelity Variable Insurance Products- Investment Grade Bond Portfolio (1)	PIMCO Variable Insurance Trust- Low Duration Portfolio (1)
Fidelity Variable Insurance Products- Index 500 Portfolio (1)	PIMCO Variable Insurance Trust- High Yield Portfolio (1)
Fidelity Variable Insurance Products- Contrafund Portfolio (1)	PIMCO Variable Insurance Trust- Real Return Portfolio (1)

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Fidelity Variable Insurance Products- Asset Manager: Growth Portfolio (1)	PIMCO Variable Insurance Trust- All Asset Portfolio (1)
Fidelity Variable Insurance Products- Balanced Portfolio (1)	PIMCO Variable Insurance Trust- Global Managed Asset Allocation Portfolio (1)
Fidelity Variable Insurance Products- Growth & Income Portfolio (1)	PIMCO Variable Insurance Trust- Short-Term Portfolio (1)
Fidelity Variable Insurance Products- Growth Opportunities Portfolio (1)	PIMCO Variable Insurance Trust- Emerging Markets Bond Portfolio (1)
Fidelity Variable Insurance Products- Value Strategies Portfolio (1)	PIMCO Variable Insurance Trust- Global Bond Opportunities Portfolio (1)
Fidelity Variable Insurance Products- Strategic Income Portfolio (1)	PIMCO Variable Insurance Trust- Commodity Real Return Strategy Portfolio (1)
Fidelity Variable Insurance Products- Emerging Markets Portfolio (1)	PIMCO Variable Insurance Trust- International Bond (USD-Hedged) Portfolio (1)
Fidelity Variable Insurance Products- Real Estate Portfolio (1)	PIMCO Variable Insurance Trust- Dynamic Bond Adv Portfolio (1)
Fidelity Variable Insurance Products- Funds Manager 50% Portfolio (1)	PIMCO Variable Insurance Trust- Income Advisor Portfolio (1)
Fidelity Variable Insurance Products- Funds Manager 70% Portfolio (1)	Goldman Sachs Variable Insurance Trust- Small Cap Equity Insights Fund (1)
Fidelity Variable Insurance Products- Funds Manager 85% Portfolio (1)	Goldman Sachs Variable Insurance Trust- Large Cap Value Fund (1)
Fidelity Variable Insurance Products- Government Money Market Portfolio Service Class 2 (1)	Goldman Sachs Variable Insurance Trust- Mid Cap Value Fund (1)
Fidelity Variable Insurance Products- International Capital Appreciation Portfolio (2)	Neuberger Berman Advisors Management Trust - Mid-Cap Growth Portfolio (1)
American Century Variable Portfolios, Inc. - Balanced Fund (1)	Neuberger Berman Advisors Management Trust - AMT Mid Cap Intrinsic Value Portfolio (1)
American Century Variable Portfolios, Inc. - Capital Appreciation Fund (1)	BNY Mellon Variable Investment Fund-Appreciation Portfolio (1)
American Century Variable Portfolios, Inc. - International Fund (1)	BNY Mellon Variable Investment Fund- International Value Portfolio (5)
American Century Variable Portfolios, Inc. - Value Fund (1)	BNY Mellon Variable Investment Fund- Sustainable U.S. Equity Portfolio (1)
American Century Variable Portfolios, Inc. - Disciplined Core Value Fund (1)	Invesco Van Kampen Variable Insurance Fund - Growth and Income Portfolio (1)
American Century Variable Portfolios, Inc. - Inflation Protection Fund (1)	Invesco Van Kampen Variable Insurance Fund - Value Opportunities Fund (1)
American Century Variable Portfolios, Inc. - Large Company Value Fund (1)	Invesco Van Kampen Variable Insurance Fund - American Value Fund (1)
American Century Variable Portfolios, Inc. - Mid Cap Value Fund (1)	Morgan Stanley Variable Institutional Funds- Emerging Markets Debt Portfolio (1)
American Century Variable Portfolios, Inc. - Ultra Fund (1)	Morgan Stanley Variable Institutional Funds- Emerging Markets Equity Portfolio (1)
MFS Variable Insurance Trust. - Research Series (1)	Morgan Stanley Variable Institutional Funds- Discovery Portfolio (1)

2

MFS Variable Insurance Trust. - Growth Series (1)	Morgan Stanley Variable Institutional Funds- U.S. Real Estate Portfolio (1)
MFS Variable Insurance Trust. - Investors Trust Series (1)	Northern Lights Variable Trust- Power Income Fund (1)
MFS Variable Insurance Trust. - New Discovery Series (1)	Northern Lights Variable Trust- Power Dividend Index Fund (1)
MFS Variable Insurance Trust. - Corporate Bond Portfolio (1)	AB Variable Products Series- Real Estate Investment Portfolio (6)
MFS Variable Insurance Trust. - Emerging Markets Equity Portfolio (1)	AB Variable Products Series- Dynamic Asset Allocation Portfolio (1)
MFS Variable Insurance Trust. - Technology Portfolio (1)	AB Variable Products Series- Small Cap Growth Portfolio (1)
MFS Variable Insurance Trust. - Global Tactical Allocation Portfolio (1)	AB Variable Products Series- Small Mid Cap Value Portfolio (1)
MFS Variable Insurance Trust. - International Intrinsic Value Portfolio (1)	BlackRock Variable Series Fund, Inc- Basic Value Fund (1)
MFS Variable Insurance Trust. - Utilities Series Portfolio (1)	BlackRock Variable Series Fund, Inc- Capital Appreciation Fund (1)
MFS Variable Insurance Trust. - Blended Research Core Equity Portfolio (1)	BlackRock Variable Series Fund, Inc- Equity Dividend Fund (1)
MFS Variable Insurance Trust. - Global Real Estate Portfolio (1)	BlackRock Variable Series Fund, Inc- Global Allocation Fund (1)
Lord Abbett Series Fund, Inc. - Growth & Income Portfolio (1)	BlackRock Variable Series Fund, Inc- Advantage Large Cap Core Fund (1)
Lord Abbett Series Fund, Inc. - Mid-Cap Stock Portfolio (1)	BlackRock Variable Series Fund, Inc- Large Cap Focus Growth Fund (1)
Lord Abbett Series Fund, Inc. - International Opportunities Portfolio (3)	BlackRock Variable Series Fund, Inc- 60/40 Target Allocation ETF Fund (1)
Lord Abbett Series Fund, Inc. - Bond-Debenture Portfolio (1)	BlackRock Variable Series Fund, Inc- Total Return Portfolio (1)
Lord Abbett Series Fund, Inc. - Fundamental Equity Portfolio (1)	BlackRock Variable Series Fund, Inc- S&P 500 Portfolio (1)
Lord Abbett Series Fund, Inc. - Developing Growth Portfolio (1)	Columbia Variable Portfolio - Contrarian Core 2 Portfolio (1)
Lord Abbett Series Fund, Inc. - Short Duration Income Portfolio (1)	Columbia Variable Portfolio - Dividend Opportunity Portfolio (1)
Alger Fund – Large Cap Growth Portfolio (1)	Columbia Variable Portfolio - Emerging Markets Bond Portfolio (1)
Alger Fund – MidCap Growth Portfolio (1)	Columbia Variable Portfolio - High Yield Portfoli0 (1)
Alger Fund – Capital Appreciation Portfolio (1)	Columbia Variable Portfolio - Select Large-Cap Value Portfolio (1)
Alger Fund – Small Cap Growth Portfolio (1)	Columbia Variable Portfolio - Seligman Global Tech Portfolio (1)
Alger Fund – Capital Appreciation Portfolio Class S (1)	Columbia Variable Portfolio - US Government Mortgage Portfolio (1)
Calvert Variable Series, Inc. – Mid Cap Growth Portfolio (1)	Columbia Variable Portfolio - Strategic Income Portfolio (2)

3

Calvert Variable Series, Inc. – S&P 500 Index Portfolio (1)	DWS Variable Insurance Portfolios-Equity 500 Index Portfolio (1)
Calvert Variable Series, Inc. – SRI Balanced Portfolio (1)	DWS Variable Insurance Portfolios- Small Cap Index Portfolio (1)
Invesco Variable Insurance Funds- Technology Fund (1)	DWS Variable Insurance Portfolios- Alternative Asset Allocation Portfolio (1)
Invesco Variable Insurance Funds- Managed Volatility Fund (1)	DWS Variable Insurance Portfolios- Global Small Cap Portfolio (1)
Invesco Variable Insurance Funds- Diversified Dividend Fund (1)	DWS Variable Insurance Portfolios- Small Mid Cap Value Portfolio (1)
Invesco Variable Insurance Funds- Health Care Fund (1)	DWS Variable Insurance Portfolios- CROCI US Portfolio (1)
Invesco Variable Insurance Funds- Global Real Estate Fund (1)	Eaton Vance Variable Trust—Floating Rate Income Portfolio (1)
Invesco Variable Insurance Funds- International Growth Fund (1)	Delaware Variable Insurance Portfolios-Total Return Portfolio (1)
Invesco Variable Insurance Funds- Mid Cap Core Equity Fund (1)	Delaware Variable Insurance Portfolios- International Portfolio (1)
J.P. Morgan Series Trust II- Core Bond Portfolio (1)	Delaware Variable Insurance Portfolios- Opportunity Portfolio (1)
J.P. Morgan Series Trust II- Small Cap Core Portfolio (1)	Delaware Variable Insurance Portfolios- Covered Call Strategy Portfolio (7)
Rydex Variable Trust-Nova Fund (1)	Franklin Templeton Variable Insurance Products Trust- Mutual Shares Fund (1)
Rydex Variable Trust- NASDAQ-100 Fund (1)	Franklin Templeton Variable Insurance Products Trust- Income Fund (1)
Rydex Variable Trust- U.S. Government Money Market Fund (1)	Franklin Templeton Variable Insurance Products Trust-Global Bond Fund (1)
Rydex Variable Trust- Inverse S&P 500 Strategy Fund (1)	Franklin Templeton Variable Insurance Products Trust-Foreign Fund (1)
Rydex Variable Trust- Inverse NASDAQ-100 Strategy Fund (1)	Franklin Templeton Variable Insurance Products Trust- Developing Markets Fund (1)
Rydex Variable Trust- Inverse Government Long Bond Strategy Fund (1)	Franklin Templeton Variable Insurance Products Trust-Mutual Global Discovery Fund (1)
Rydex Variable Trust- Government Long Bond 1.2x Strategy (1)	Franklin Templeton Variable Insurance Products Trust-Rising Dividends Fund (1)
Rydex Variable Trust- NASDAQ-100 2x Strategy Fund (1)	Ivy Variable Insurance Portfolios- Asset Strategy Portfolio (1)
Rydex Variable Trust- Inverse Dow 2x Strategy Fund (1)	Ivy Variable Insurance Portfolios-Balanced Portfolio (1)
Rydex Variable Insurance Funds- Biotechnology Fund (1)	Ivy Variable Insurance Portfolios-Global Equity Income Portfolio (1)
Rydex Variable Insurance Funds- S&P 500 Pure Growth Fund (1)	Ivy Variable Insurance Portfolios-Energy Portfolio (1)
Rydex Variable Insurance Funds- S&P MidCap 400 Pure Growth Fund (1)	Ivy Variable Insurance Portfolios- Global Bond Portfolio (1)
Guggenheim Variable Insurance Funds—Long Short Equity Fund (1)	Ivy Variable Insurance Portfolios-Natural Resources Portfolio (1)

4

Guggenheim Variable Insurance Funds - Multi- Hedge Strategies Fund (1)	Ivy Variable Insurance Portfolios-Growth Portfolio (1)
Guggenheim Variable Insurance Funds - Global Managed Futures Strategy Fund (1)	Ivy Variable Insurance Portfolios-High Income Portfolio (1)
Guggenheim Variable Insurance Funds - Small Cap Value Fund (1)	Ivy Variable Insurance Portfolios- International Core Equity Portfolio (1)
ProFunds VP- Access VP High Yield Fund (1)	Ivy Variable Insurance Portfolios-Global Growth Portfolio (1)
ProFunds VP- Asia 30 (1)	Ivy Variable Insurance Portfolios-Mid Cap Growth Portfolio (1)
ProFunds VP- Banks (1)	Ivy Variable Insurance Portfolios-Science and Technology Portfolio (1)
ProFunds VP- Basic Materials (1)	Ivy Variable Insurance Portfolios-Small Cap Growth Portfolio (1)
ProFunds VP- Bear (1)	Ivy Variable Insurance Portfolios-Small Cap Core Portfolio (1)
ProFunds VP- Biotechnology (1)	Lazard Retirement Series, Inc.- International Equity Portfolio (1)
ProFunds VP- Bull (1)	Lazard Retirement Series, Inc.-Global Dynamic Multi Asset Portfolio (1)
ProFunds VP- Consumer Goods (1)	Legg Mason Partners Variable Equity Trust- Western Asset Variable Global High Yield Bond Portfolio (1)
ProFunds VP- Consumer Services (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Mid Cap Portfolio (1)
ProFunds VP- Dow 30 (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Dividend Strategy Portfolio (1)
ProFunds VP- Emerging Markets (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Small Cap Growth Portfolio (1)
ProFunds VP- Europe 30 (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Aggressive Growth Portfolio (1)
ProFunds VP- Falling U.S. Dollar (1)	Legg Mason Partners Variable Equity Trust-Western Asset Variable Core Bond Plus Portfolio (1)
ProFunds VP- Financials (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Large Cap Growth Portfolio (1)
ProFunds VP- Health Care (1)	QS Legg Mason Partners Variable Income Trust- Dynamic Multi Strategy Portfolio (1)
ProFunds VP- Industrials (1)	Pioneer Variable Contracts Trust-Fund Portfolio (1)
ProFunds VP- International (1)	Pioneer Variable Contracts Trust-Bond Portfolio (1)
ProFunds VP- Internet (1)	Pioneer Variable Contracts Trust- Strategic Income Portfolio (1)
ProFunds VP- Japan (1)	Pioneer Variable Contracts Trust-Equity Income Portfolio (1)
ProFunds VP- Large-Cap Growth (1)	Pioneer Variable Contracts Trust-High Yield Portfolio (1)
ProFunds VP- Large-Cap Value (1)	Prudential Series Funds-Jennison 20/20 Focus Portfolio (1)

5

ProFunds VP- Large- Mid-Cap (1)	Prudential Series Funds-Natural Resources Portfolio (1)
ProFunds VP- Large- Mid-Cap Growth (1)	Prudential Series Funds-SP Prudential US Emerging Growth Portfolio (1)
ProFunds VP- Large- Mid-Cap Value (1)	Royce Capital Fund- Micro-Cap Portfolio (1)
ProFunds VP- Large- Government Money Market (1)	Royce Capital Fund-Small Cap Portfolio (1)
ProFunds VP- Oil & Gas (1)	Alps Fund- Alerian Energy Infrastructure Portfolio (1)
ProFunds VP- NASDAQ-100 (1)	Alps Fund-Red Rocks Global Opportunity III(1)
ProFunds VP- Pharmaceuticals (1)	American Funds IS- Asset Allocation Fund (1)
ProFunds VP- Precious Metals (1)	American Funds IS-Blue Chip Income and Growth Fund (1)
ProFunds VP- Real Estate (1)	American Funds IS-Ultra-Short Bond Fund (1)
ProFunds VP- Rising Rates Opportunity (1)	American Funds IS-Capital Income Builder Fund (1)
ProFunds VP- Semiconductor (1)	American Funds IS-Global Growth Fund (1)
ProFunds VP- Short Dow 30 (1)	American Funds IS-Global Growth and Income Fund (1)
ProFunds VP- Short Emerging Markets (1)	American Funds IS-Global Small Capitalization Fund (1)
ProFunds VP- Short International (1)	American Funds IS-Growth Fund (1)
ProFunds VP- Short Mid-Cap (1)	American Funds IS-Growth-Income Fund (1)
ProFunds VP- Short NASDAQ-100 (1)	American Funds IS-International Fund (1)
ProFunds VP- Short Small-Cap (1)	American Funds IS-International Growth and Income Fund (1)
ProFunds VP- Small-Cap (1)	American Funds IS-New World Fund (1)
ProFunds VP- Small-Cap Growth (1)	American Funds IS-U.S. Government/AAA-Rated Securities Fund (1)
ProFunds VP- Small-Cap Value (1)	Invesco Oppenheimer- Total Return Bond Fund (1)
ProFunds VP- Technology (1)	Invesco Oppenheimer-Discovery Mid Cap Growth Fund (1)
ProFunds VP- Telecommunications (1)	Invesco Oppenheimer-Global Multi-Alternatives Fund (8)
ProFunds VP- U.S. Government Plus (1)	Invesco Oppenheimer-Global Fund (1)
ProFunds VP- UltraBull (1)	Invesco Oppenheimer-International Growth Fund (1)
ProFunds VP- UltraMid-Cap (1)	Invesco Oppenheimer-Main Street Fund (1)
ProFunds VP- UltraNASDAQ-100 (1)	Invesco Oppenheimer- Main Street Small Cap Fund (1)
ProFunds VP- UltraShort Dow 30 (1)	T. Rowe Price- Blue Chip Growth Portfolio (1)
ProFunds VP- UltraShort NASDAQ-100 (1)	T. Rowe Price- Health Sciences Portfolio (1)
ProFunds VP- UltraSmall-Cap (1)	John Hancock Variable Insurance Trust- Financial Industries Portfolio (1)

6

ProFunds VP- Utilities (1)	John Hancock Variable Insurance Trust- Fundamental All Cap Core Portfolio (1)
VanEck Worldwide Insurance Trust- Global Hard Assets Fund (1)	John Hancock Variable Insurance Trust- Select Bond Portfolio (1)
VanEck Worldwide Insurance Trust- Emerging Markets Fund (1)	John Hancock Variable Insurance Trust- Strategic Income Opportunities Portfolio (1)
VanEck Worldwide Insurance Trust- Emerging Markets Bond Fund (1)	Federated Hermes- High Income Bond Portfolio (9)
Janus Henderson Series- Global Technology and Innovation Portfolio (1)	Federated Hermes- Kaufmann Portfolio (9)
Janus Henderson Series- Overseas Portfolio (1)	Federated Hermes- Managed Volatility Portfolio (9)
Janus Henderson Series- Research Portfolio (1)

(1)	Statements of operations for the year ended December 31, 2020, and statements of changes in net assets for the years ended December 31, 2020 and 2019.

(2)

Statements of net assets and statements of operations for the year ended December 31, 2020, and statements of changes in net assets for the period May 1, 2020 (date of introduction) through December 31, 2020.

(3)	Statement of changes in net assets for the period January 1, 2019 through July 31, 2019 (date of liquidation).

(4)	Statement of changes in net assets for the period January 1, 2019 through March 1, 2019 (date of liquidation).

(5)

Statement of operations for the period January 1, 2020 through April 30, 2020 (date of liquidation), and statement of changes in net assets for the period January 1, 2020 through April 30, 2020 and the year ended December 31, 2019.

(6)	Statement of changes in net assets for the period January 1, 2019 through April 18, 2019 (date of liquidation).

(7)

Statement of operations for the period January 1, 2020 through December 11, 2020 (date of liquidation), and statement of changes in net assets for the period January 1, 2020 through December 11, 2020 and the year ended December 31, 2019.

(8)	Statement of changes in net assets for the period January 1, 2019 through April 29, 2019 (date of liquidation).

(9)

Statement of operations for the year ended December 31, 2020, and statement of changes in net assets for the year ended December 31, 2020 and the period May 1, 2019 (date of introduction) through December 31, 2019.

Basis for Opinions

These financial statements are the responsibility of Midland National Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the Subaccounts based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the Subaccounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

7

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2020 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

April 23, 2021

We have served as the auditor of one or more of the Subaccounts in Midland National Life Insurance Company Separate Account C since 1993.

8

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
Fidelity Variable Insurance Products
Government Money Market Portfolio	9,787,427	$9,787,427	$9,787,427
High Income Portfolio	1,288,862	6,579,315	6,587,049
Equity-Income Portfolio	284,444	6,096,394	6,685,108
Growth Portfolio	89,013	5,885,335	9,135,476
Overseas Portfolio	263,624	5,292,194	6,929,633
Mid Cap Portfolio	430,380	13,742,690	16,098,689
Asset Manager Portfolio	66,168	988,746	1,116,302
Investment Grade Bond Portfolio	247,713	3,202,650	3,431,417
Index 500 Portfolio	64,262	15,402,854	23,666,018
Contrafund Portfolio	847,819	28,964,308	39,822,428
Asset Manager: Growth Portfolio	40,509	721,988	887,421
Balanced Portfolio	163,247	2,955,709	3,734,962
Growth & Income Portfolio	68,577	1,335,368	1,519,482
Growth Opportunities Portfolio	255,886	14,263,285	19,518,772
Value Strategies Portfolio	253,054	3,152,450	3,461,782
Strategic Income Portfolio	1,154,609	13,118,926	13,485,831
Emerging Markets Portfolio	368,225	4,359,980	5,427,630
Real Estate Portfolio	1,078,009	19,721,581	18,444,735
Funds Manager 50% Portfolio	778,267	9,070,271	10,514,394
Funds Manager 70% Portfolio	288,409	3,492,189	3,988,691
Funds Manager 85% Portfolio	74,495	879,520	1,025,047
Government Money Market Portfolio Service Class 2	4,357,277	4,357,277	4,357,277
International Capital Appreciation Portfolio	28,333	596,129	646,274
American Century Variable
Portfolios, Inc.
Balanced Fund	302,406	2,360,729	2,639,998
Capital Appreciation Fund	123,539	1,744,142	2,380,600
International Fund	273,837	2,894,767	3,854,284
Value Fund	5,874,056	58,904,162	65,728,799
Disciplined Core Value Fund	275,256	2,546,184	2,829,639
Inflation Protection Fund	546,224	5,605,022	6,057,618
Large Company Value Fund	24,837	371,929	410,305
Mid Cap Value Fund	1,488,668	29,391,598	30,621,899
Ultra Fund	249,740	4,881,306	6,680,541
MFS Variable Insurance Trust
Research Series	13,725	385,495	449,673
Growth Series	26,430	1,324,528	1,922,507
Investors Trust Series	9,072	268,858	330,272
New Discovery Series	366,015	6,521,534	8,811,176
Corporate Bond Portfolio	522,585	6,196,264	6,553,210
Emerging Markets Equity Portfolio	254,472	3,960,165	4,326,030
Technology Portfolio	319,921	6,889,105	9,325,705
Global Tactical Allocation Portfolio	92,005	1,411,434	1,425,162
International Intrinsic Value Portfolio	494,218	13,287,259	17,035,693
Utilities Series Portfolio	316,345	9,612,280	10,974,016
Blended Research Core Equity Portfolio	31,296	1,608,006	1,773,875
Global Real Estate Portfolio	12,673	211,240	223,797

The accompanying notes are an integral part of these financial statements

9

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	45,824	1,554,272	1,601,094
Mid-Cap Stock Portfolio	73,066	1,684,061	1,760,151
Bond-Debenture Portfolio	1,909,466	23,268,652	23,849,233
Fundamental Equity Portfolio	103,018	1,722,357	1,711,130
Developing Growth Portfolio	129,227	4,561,822	6,096,951
Short Duration Income Portfolio	1,341,841	19,223,722	19,215,169
Alger Fund
LargeCap Growth Portfolio	80,746	5,358,139	7,542,435
MidCap Growth Portfolio	179,248	4,417,783	5,958,203
Capital Appreciation Portfolio	45,842	3,735,642	4,581,915
SmallCap Growth Portfolio	23,153	544,070	1,036,808
Capital Appreciation Portfolio Class S	543,678	41,177,664	50,279,382
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	106,150	3,361,446	3,619,712
S&P 500 Index Portfolio	11,719	1,634,661	1,945,124
SRI Balanced Portfolio	1,067,829	2,473,683	2,690,929
Invesco Variable Insurance Funds
Technology Fund	50,021	1,329,969	1,828,280
Managed Volatility Fund	55,520	642,641	648,472
Diversified Dividend Fund	28,970	762,504	745,103
Health Care Fund	45,578	1,258,428	1,535,526
Global Real Estate Fund	8,141	126,520	116,666
International Growth Fund	6,549	241,533	274,266
Mid Cap Core Equity Fund	28,457	317,783	291,398
J.P. Morgan Series Trust II
Core Bond Portfolio	156,878	1,758,655	1,863,705
Small Cap Core Portfolio	100,764	2,074,026	2,429,425
Rydex Variable Trust
Nova Fund	3,869	338,173	559,898
NASDAQ-100 Fund	36,219	1,653,253	2,274,528
U.S. Government Money Market Fund	86,303	86,303	86,303
Inverse S&P 500 Strategy Fund	1,109	98,030	45,664
Inverse NASDAQ-100 Strategy Fund	672	28,431	17,010
Inverse Government Long Bond Strategy Fund	143	12,388	9,580
Government Long Bond 1.2x Strategy	7,473	321,285	310,786
NASDAQ-100 2x Strategy Fund	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	64,429	5,611,233	6,893,292
S&P 500 Pure Growth Fund	72,582	3,669,244	4,004,339
S&P MidCap 400 Pure Growth Fund	37,496	1,417,084	1,698,938
Guggenheim Variable Insurance Funds
Long Short Equity Fund	70,883	1,009,122	1,020,715
Multi-Hedge Strategies Fund	75,317	1,826,665	1,928,879
Global Managed Futures Strategy Fund	18,190	313,799	296,674
Small Cap Value Fund	80,341	3,209,386	2,995,915

The accompanying notes are an integral part of these financial statements

10

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
ProFunds VP
Access VP High Yield Fund	1,542	41,810	41,796
Asia 30	1,055	62,708	80,009
Banks	1,160	21,070	27,578
Basic Materials	367	22,132	25,467
Bear	1,515	58,453	29,685
Biotechnology	3,219	239,044	264,358
Bull	5,637	291,854	334,702
Consumer Goods	3,814	191,465	237,187
Consumer Services	2,324	165,764	176,939
Dow 30	9,863	246,793	229,519
Emerging Markets	1,603	42,710	58,742
Europe 30	1,728	38,983	35,878
Falling U.S. Dollar	1,456	26,198	26,756
Financials	598	21,742	24,880
Health Care	3,789	275,856	285,948
Industrials	1,804	136,840	163,542
International	2,075	43,711	42,580
Internet	6,210	289,796	363,590
Japan	712	35,196	45,332
Large-Cap Growth	14,140	926,465	1,091,999
Large-Cap Value	9,330	382,445	377,859
Mid-Cap	7,346	142,610	133,330
Mid-Cap Growth	7,430	317,578	354,260
Mid-Cap Value	2,191	86,389	86,232
Government Money Market	4,022,896	4,022,896	4,022,896
Oil & Gas	7,164	207,500	134,545
NASDAQ-100	8,698	474,841	615,178
Pharmaceuticals	1,659	60,970	63,933
Precious Metals	14,439	384,241	446,026
Real Estate	1,580	93,713	91,882
Rising Rates Opportunity	690	34,287	19,158
Semiconductor	1,754	105,989	144,703
Short Dow 30	349	11,440	9,644
Short Emerging Markets	—	—	—
Short International	211	8,032	6,133
Short Mid-Cap	94	2,551	1,884
Short NASDAQ-100	187	4,185	3,405
Short Small-Cap	127	5,063	3,518
Small-Cap	4,727	147,151	188,232
Small-Cap Growth	6,493	215,622	237,390
Small-Cap Value	4,853	195,645	205,866
Technology	6,689	368,014	504,019
Telecommunications	183	5,608	5,900
U.S. Government Plus	12,976	434,785	396,418
UltraBull	33,674	1,224,385	988,666
UltraMid-Cap	12,860	616,322	648,391
UltraNASDAQ-100	9,500	661,999	882,258
UltraShort Dow 30	13	7,329	941
UltraShort NASDAQ-100	28	20,418	590
UltraSmall-Cap	17,655	326,166	409,774
Utilities	3,085	132,842	115,289

The accompanying notes are an integral part of these financial statements

11

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	300,414	6,440,139	6,663,338
Emerging Markets Fund	90,997	1,244,439	1,536,938
Emerging Markets Bond Fund	62,833	523,343	554,814
Janus Henderson Series
Global Technology and Innovation Portfolio	540,354	8,446,689	11,077,250
Overseas Portfolio	17,941	508,120	656,299
Research Portfolio	11,751	420,080	561,464
Enterprise Services Portfolio	353,557	24,922,679	30,922,087
Global Research Portfolio	17,569	871,086	1,089,276
Mid Cap Value Portfolio	231,435	3,495,514	3,568,721
Balanced Portfolio	1,196,591	47,160,479	55,162,863
Flexible Bond Portfolio	690,237	8,985,963	9,649,511
PIMCO Variable Insurance Trust
Total Return Portfolio	4,016,770	44,500,730	46,554,357
Low Duration Portfolio	2,766,141	28,202,098	28,712,551
High Yield Portfolio	1,271,149	9,833,367	10,181,904
Real Return Portfolio	1,725,033	21,772,870	24,012,468
All Asset Portfolio	351,381	3,601,688	3,938,978
Global Managed Asset Allocation Portfolio	67,554	821,352	893,068
Short-Term Portfolio	5,544,168	56,810,274	57,770,230
Emerging Markets Bond Portfolio	163,944	2,071,253	2,203,410
Global Bond Opportunities Portfolio	15,231	176,284	185,660
Commodity Real Return Strategy Portfolio	804,605	5,642,571	4,932,228
International Bond (USD-Hedged) Portfolio	209,560	2,316,601	2,355,459
Dynamic Bond Adv Portfolio	220,369	2,290,712	2,333,712
Income Advisor Portfolio	2,611,298	27,731,248	28,750,387
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	99,313	1,205,169	1,341,725
Large Cap Value Fund	25,827	225,662	239,412
Mid Cap Value Fund	206,530	3,144,691	3,558,519
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	27,494	787,998	991,422
AMT Mid Cap Intrinsic Value Portfolio	7,949	125,532	122,415
BNY Mellon Variable Investment Fund
Appreciation Portfolio	7,144	271,803	332,922
International Value Portfolio	—	—	—
Sustainable U.S. Equity Portfolio	618	21,755	28,762
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	27,017	498,217	505,212
Value Opportunities Fund	4,603	21,405	25,825
American Value Fund	7,698	118,124	120,249

The accompanying notes are an integral part of these financial statements

12

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	4,576	34,488	35,101
Emerging Markets Equity Portfolio	12,679	190,853	223,909
Discovery Portfolio	6,765	108,841	192,113
U.S. Real Estate Portfolio	4,360	85,209	74,245
Northern Lights Variable Trust
Power Income Fund	69,038	673,295	626,172
Power Dividend Index Fund	70,714	948,321	919,990
AB Variable Products Series
Dynamic Asset Allocation Portfolio	241,371	3,059,236	3,330,917
Small Cap Growth Portfolio	966	23,693	24,497
Small Mid Cap Value Portfolio	169,289	2,888,563	2,910,076
BlackRock Variable Series Fund, Inc.
Basic Value Fund	203,663	2,772,504	2,741,309
Capital Appreciation Fund	124,282	1,096,578	1,249,034
Equity Dividend Fund	1,700,289	19,235,496	19,808,363
Global Allocation Fund	1,014,065	14,283,516	16,519,119
Advantage Large Cap Core Fund	17,394	469,678	514,509
Large Cap Focus Growth Fund	621,012	10,145,993	13,103,358
60/40 Target Allocation ETF Fund	438,471	5,196,434	5,985,133
Total Return Portfolio	127,789	1,556,191	1,564,132
S&P 500 Portfolio	66,027	1,553,401	1,782,081
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	149,042	3,559,877	4,776,795
Dividend Opportunity Portfolio	145,385	3,518,992	4,233,602
Emerging Markets Bond Portfolio	649,046	6,241,430	6,464,503
High Yield Portfolio	716,849	4,754,140	4,867,407
Select Large-Cap Value Portfolio	25,256	599,154	729,142
Seligman Global Tech Portfolio	180,089	3,703,046	5,089,324
US Government Mortgage Portfolio	212,410	2,275,777	2,294,024
Strategic Income Portfolio	59,070	252,371	257,543
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	1,486,820	30,989,969	37,096,159
Small Cap Index Portfolio	368,069	5,438,172	6,400,725
Alternative Asset Allocation Portfolio	86,608	1,110,279	1,184,795
Global Small Cap Portfolio	31,430	291,940	357,984
Small Mid Cap Value Portfolio	415,160	5,629,166	4,977,766
CROCI US Portfolio	13,014	182,956	168,798
Eaton Vance Variable Trust
Floating Rate Income Portfolio	1,904,740	17,280,139	17,199,803
Delaware Variable Insurance Portfolios
Total Return Portfolio	26,719	337,304	335,597
International Portfolio	58,884	1,171,007	1,128,220
Opportunity Portfolio	669,474	9,804,259	11,448,002
Covered Call Strategy Portfolio	—	—	—
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	376,956	6,915,419	6,253,697
Income Fund	1,440,963	21,858,493	21,672,079

The accompanying notes are an integral part of these financial statements

13

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
Global Bond Fund	2,113,644	33,465,066	29,210,565
Foreign Fund	2,740,422	37,725,751	36,392,804
Developing Markets Fund	304,030	2,608,728	3,538,904
Mutual Global Discovery Fund	354,110	6,422,982	5,988,007
Rising Dividends Fund	736,665	19,044,738	21,466,410
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	378,349	3,277,421	3,950,871
Balanced Portfolio	855,952	6,387,216	7,454,825
Global Equity Income Portfolio	181,726	1,196,843	1,093,882
Energy Portfolio	322,734	989,561	800,671
Global Bond Portfolio	198,575	977,642	1,044,085
Natural Resources Portfolio	193,592	706,558	638,931
Growth Portfolio	343,569	3,681,636	4,364,019
High Income Portfolio	4,141,025	13,656,979	14,059,607
International Core Equity Portfolio	475,711	7,541,524	7,775,781
Global Growth Portfolio	212,555	835,971	912,647
Mid Cap Growth Portfolio	741,711	9,574,175	12,968,074
Science and Technology Portfolio	450,751	12,996,394	16,169,446
Small Cap Growth Portfolio	569,521	5,173,263	6,879,809
Small Cap Core Portfolio	887,527	12,921,101	12,291,898
Lazard Retirement Series, Inc.
International Equity Portfolio	109,375	1,153,501	1,161,559
Global Dynamic Multi Asset Portfolio	98,594	1,226,447	1,333,979
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	188,627	1,403,470	1,448,658
ClearBridge Variable Mid Cap Portfolio	405,636	8,191,787	10,335,598
ClearBridge Variable Dividend Strategy Portfolio	1,354,811	27,590,933	30,049,701
ClearBridge Variable Small Cap Growth Portfolio	150,769	4,147,861	5,195,487
ClearBridge Variable Aggressive Growth Portfolio	33,528	895,660	988,742
Western Asset Variable Core Bond Plus Portfolio	11,812,125	68,406,596	73,589,537
ClearBridge Variable Large Cap Growth Portfolio	509,621	14,415,817	19,100,602
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	33,052	412,945	405,881
Pioneer Variable Contracts Trust
Fund Portfolio	48,396	753,860	821,287
Bond Portfolio	4,223,817	46,568,563	49,841,041
Strategic Income Portfolio	1,281,650	12,978,967	13,675,201
Equity Income Portfolio	801,760	14,949,613	12,659,788
High Yield Portfolio	112,746	1,027,977	1,033,879
Prudential Series Funds
Jennison 20/20 Focus Portfolio	10,292	241,565	485,480
Natural Resources Portfolio	21,528	495,065	564,254
SP Prudential US Emerging Growth Portfolio	10,486	149,270	270,641
Royce Capital Fund
Micro-Cap Portfolio	33,288	321,314	387,137
Small Cap Portfolio	1,088,462	8,685,149	7,891,351
Alps Fund
Alerian Energy Infrastructure Portfolio	245,735	1,983,521	1,604,648
Red Rocks Global Opportunity Portfolio	115,879	1,552,856	1,697,631

The accompanying notes are an integral part of these financial statements

14

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2020

	Shares	Cost	Net Assets
Assets:
Investments in portfolio shares, at fair value (Note 1):
American Funds IS
Asset Allocation Fund	3,398,723	78,046,945	88,570,731
Blue Chip Income and Growth Fund	2,562,229	33,916,844	36,024,945
Ultra-Short Bond Fund	2,048,876	22,785,493	22,701,543
Capital Income Builder Fund	1,541,352	15,443,990	16,723,670
Global Growth Fund	466,817	14,481,690	18,882,735
Global Growth and Income Fund	911,904	13,161,998	14,909,631
Global Small Capitalization Fund	184,807	4,482,426	5,852,838
Growth Fund	382,291	29,805,214	44,819,781
Growth-Income Fund	777,822	37,171,999	41,994,585
International Fund	374,946	7,230,225	8,717,502
International Growth and Income Fund	395,845	6,674,323	7,449,803
New World Fund	1,176,262	26,745,518	36,511,158
U.S. Government/AAA-Rated Securities Fund	2,706,372	34,596,312	34,858,071
Invesco Oppenheimer
Total Return Bond Fund	473,707	3,796,684	3,936,503
Discovery Mid Cap Growth Fund	40,405	3,034,644	3,961,727
Global Fund	113,240	4,745,604	5,816,026
International Growth Fund	5,151,651	12,703,263	15,661,018
Main Street Fund	315,425	8,920,390	9,305,031
Main Street Small Cap Fund	196,928	4,456,516	5,299,345
T. Rowe Price
Blue Chip Growth Portfolio	1,148,502	40,789,728	55,679,399
Health Sciences Portfolio	411,881	18,910,702	23,872,615
John Hancock Variable Insurance Trust
Financial Industries Portfolio	61,405	721,613	778,002
Fundamental All Cap Core Portfolio	3,209	75,545	96,473
Select Bond Portfolio	21,706	311,676	317,121
Strategic Income Opportunities Portfolio	30,845	410,338	446,640
Federated Hermes
High Income Bond Portfolio	66,175	390,980	422,194
Kaufmann Portfolio	172,537	3,508,630	4,080,488
Managed Volatility Portfolio	6,203	66,194	68,794

The accompanying notes are an integral part of these financial statements

15

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$24,641	$—	$24,641	$101,303	$771	$102,074	$(77,433)	$—	$—	$—	$(77,433)
High Income Portfolio	334,310	—	334,310	89,378	584	89,962	244,348	(289,154)	88,572	(200,582)	43,766
Equity-Income Portfolio	106,440	299,465	405,905	83,226	1,804	85,030	320,875	(74,981)	5,095	(69,886)	250,989
Growth Portfolio	5,847	808,119	813,966	108,706	4,665	113,371	700,595	379,060	1,607,407	1,986,467	2,687,062
Overseas Portfolio	15,103	27,224	42,327	81,722	733	82,455	(40,128)	190,908	659,581	850,489	810,361
Mid Cap Portfolio	56,560	—	56,560	176,941	1,656	178,597	(122,037)	(154,625)	2,510,432	2,355,807	2,233,770
Asset Manager Portfolio	14,769	14,319	29,088	15,569	471	16,040	13,048	(20,631)	122,211	101,580	114,628
Investment Grade Bond Portfolio	71,367	1,281	72,648	47,332	808	48,140	24,508	61,900	172,202	234,102	258,610
Index 500 Portfolio	340,643	70,537	411,180	279,948	21,254	301,202	109,978	1,480,288	1,892,910	3,373,198	3,483,176
Contrafund Portfolio	37,978	185,532	223,510	468,394	5,052	473,446	(249,936)	1,765,810	7,451,106	9,216,916	8,966,980
Asset Manager: Growth Portfolio	8,377	11,030	19,407	11,121	428	11,549	7,858	31,232	81,700	112,932	120,790
Balanced Portfolio	41,447	40,750	82,197	37,879	419	38,298	43,899	68,195	430,933	499,128	543,027
Growth & Income Portfolio	28,791	77,252	106,043	24,548	856	25,404	80,639	150,773	55,563	206,336	286,975
Growth Opportunities Portfolio	272	484,471	484,743	146,143	1,495	147,638	337,105	1,186,353	4,486,457	5,672,810	6,009,915
Value Strategies Portfolio	35,628	195,390	231,018	38,756	166	38,922	192,096	(458,233)	244,848	(213,385)	(21,289)
Strategic Income Portfolio	394,817	123,554	518,371	160,844	979	161,823	356,548	(40,664)	371,275	330,611	687,159
Emerging Markets Portfolio	26,716	448,167	474,883	50,755	236	50,991	423,892	113,078	553,864	666,942	1,090,834
Real Estate Portfolio	344,737	749,881	1,094,618	225,225	1,488	226,713	867,905	(447,279)	(1,862,291)	(2,309,570)	(1,441,665)
Funds Manager 50% Portfolio	85,548	129,797	215,345	128,844	298	129,142	86,203	400,718	1,380,079	1,780,797	1,867,000
Funds Manager 70% Portfolio	27,010	78,468	105,478	42,296	450	42,746	62,732	(5,565)	447,474	441,909	504,641
Funds Manager 85% Portfolio	6,619	31,501	38,120	11,977	58	12,035	26,085	(8,933)	123,517	114,584	140,669
Government Money Market Portfolio Service Class 2	8,918	—	8,918	52,052	378	52,430	(43,512)	—	—	—	(43,512)
International Capital Appreciation Portfolio	578	—	578	1,510	6	1,516	(938)	447	50,145	50,592	49,654
American Century Variable Portfolios, Inc.
Balanced Fund	22,190	61,925	84,115	26,277	155	26,432	57,683	33,250	119,285	152,535	210,218
Capital Appreciation Fund	—	251,813	251,813	30,863	617	31,480	220,333	44,601	492,032	536,633	756,966
International Fund	13,716	50,548	64,264	49,902	431	50,333	13,931	10,698	666,354	677,052	690,983
Value Fund	1,252,813	1,443,751	2,696,564	728,701	5,023	733,724	1,962,840	252,404	(1,975,906)	(1,723,502)	239,338
Disciplined Core Value Fund	37,474	83,886	121,360	32,469	222	32,691	88,669	(59,402)	209,835	150,433	239,102
Inflation Protection Fund	75,037	—	75,037	71,954	188	72,142	2,895	34,866	377,824	412,690	415,585
Large Company Value Fund	6,141	3,361	9,502	8,469	—	8,469	1,033	(3,909)	(5,406)	(9,315)	(8,282)
Mid Cap Value Fund	444,386	—	444,386	343,854	1,795	345,649	98,737	(214,658)	194,186	(20,472)	78,265
Ultra Fund	—	518,699	518,699	84,945	153	85,098	433,601	225,805	1,357,427	1,583,232	2,016,833
MFS Variable Insurance Trust
Research Series	2,809	16,429	19,238	5,803	353	6,156	13,082	8,644	37,501	46,145	59,227
Growth Series	—	118,217	118,217	29,128	895	30,023	88,194	198,872	211,394	410,266	498,460
Investors Trust Series	1,691	8,969	10,660	4,127	119	4,246	6,414	529	22,820	23,349	29,763
New Discovery Series	—	751,330	751,330	89,305	1,056	90,361	660,969	54,687	2,245,099	2,299,786	2,960,755
Corporate Bond Portfolio	170,198	14,708	184,906	64,561	2,043	66,604	118,302	56,288	251,915	308,203	426,505
Emerging Markets Equity Portfolio	109,729	207,265	316,994	47,477	226	47,703	269,291	(105,690)	190,938	85,248	354,539
Technology Portfolio	—	—	—	81,699	564	82,263	(82,263)	346,405	2,092,345	2,438,750	2,356,487
Global Tactical Allocation Portfolio	19,692	60,015	79,707	16,608	122	16,730	62,977	(5,552)	4,328	(1,224)	61,753
International Intrinsic Value Portfolio	121,825	318,706	440,531	193,936	684	194,620	245,911	861,477	1,761,819	2,623,296	2,869,207
Utilities Series Portfolio	239,726	283,646	523,372	131,116	785	131,901	391,471	370,393	(277,503)	92,890	484,361
Blended Research Core Equity Portfolio	21,919	81,922	103,841	20,819	84	20,903	82,938	19,779	100,712	120,491	203,429
Global Real Estate Portfolio	6,427	3,689	10,116	2,908	18	2,926	7,190	(39,674)	6,990	(32,684)	(25,494)

The accompanying notes are an integral part of these financial statements

16

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	24,860	—	24,860	19,186	571	19,757	5,103	(6,823)	16,017	9,194	14,297
Mid-Cap Stock Portfolio	17,215	—	17,215	21,749	479	22,228	(5,013)	(80,689)	53,908	(26,781)	(31,794)
Bond-Debenture Portfolio	857,083	—	857,083	287,912	1,523	289,435	567,648	(96,220)	675,267	579,047	1,146,695
Fundamental Equity Portfolio	19,425	2,417	21,842	18,609	139	18,748	3,094	(59,495)	42,218	(17,277)	(14,183)
Developing Growth Portfolio	—	522,082	522,082	48,771	286	49,057	473,025	79,163	1,716,356	1,795,519	2,268,544
Short Duration Income Portfolio	522,992	—	522,992	249,550	1,144	250,694	272,298	(130,404)	180,205	49,801	322,099
Alger Fund
LargeCap Growth Portfolio	10,822	967,598	978,420	89,408	318	89,726	888,694	666,439	1,719,224	2,385,663	3,274,357
MidCap Growth Portfolio	—	648,969	648,969	64,879	503	65,382	583,587	382,502	1,453,130	1,835,632	2,419,219
Capital Appreciation Portfolio	—	591,451	591,451	56,256	640	56,896	534,555	148,102	683,635	831,737	1,366,292
SmallCap Growth Portfolio	8,656	58,072	66,728	11,146	193	11,339	55,389	23,559	356,700	380,259	435,648
Capital Appreciation Portfolio Class S	—	6,884,266	6,884,266	571,006	3,688	574,694	6,309,572	1,814,800	6,784,281	8,599,081	14,908,653
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	11,720	196,498	208,218	35,051	143	35,194	173,024	(180)	175,979	175,799	348,823
S&P 500 Index Portfolio	23,203	45,708	68,911	19,412	70	19,482	49,429	6,920	148,242	155,162	204,591
SRI Balanced Portfolio	31,411	64,817	96,228	23,689	132	23,821	72,407	362	192,699	193,061	265,468
Invesco Variable Insurance Funds
Technology Fund	—	132,288	132,288	21,120	—	21,120	111,168	69,343	346,286	415,629	526,797
Managed Volatility Fund	13,438	14,569	28,007	9,509	—	9,509	18,498	(36,534)	(32,470)	(69,004)	(50,506)
Diversified Dividend Fund	21,428	17,820	39,248	9,097	28	9,125	30,123	(7,928)	(37,441)	(45,369)	(15,246)
Health Care Fund	4,363	33,213	37,576	19,217	18	19,235	18,341	56,335	91,332	147,667	166,008
Global Real Estate Fund	5,540	3,375	8,915	4,093	—	4,093	4,822	(17,056)	(27,427)	(44,483)	(39,661)
International Growth Fund	6,742	7,349	14,091	7,685	—	7,685	6,406	(14,305)	20,045	5,740	12,146
Mid Cap Core Equity Fund	1,262	54,583	55,845	6,647	—	6,647	49,198	(13,337)	(19,053)	(32,390)	16,808
J.P. Morgan Series Trust II
Core Bond Portfolio	40,141	—	40,141	26,360	—	26,360	13,781	61,932	49,380	111,312	125,093
Small Cap Core Portfolio	19,073	125,612	144,685	26,433	—	26,433	118,252	(83,281)	255,753	172,472	290,724
Rydex Variable Trust
Nova Fund	4,554	53,425	57,979	8,888	—	8,888	49,091	(2,121)	(24,946)	(27,067)	22,024
NASDAQ-100 Fund	4,517	180,235	184,752	26,124	—	26,124	158,628	97,036	377,256	474,292	632,920
U.S. Government Money Market Fund	76	7	83	1,367	—	1,367	(1,284)	(1)	—	(1)	(1,285)
Inverse S&P 500 Strategy Fund	473	—	473	1,165	—	1,165	(692)	(22,704)	(6,248)	(28,952)	(29,644)
Inverse NASDAQ-100 Strategy Fund	153	—	153	429	—	429	(276)	(52,560)	45,567	(6,993)	(7,269)
Inverse Government Long Bond Strategy Fund	25	—	25	151	—	151	(126)	(895)	(1,422)	(2,317)	(2,443)
Government Long Bond 1.2x Strategy	548	—	548	5,423	—	5,423	(4,875)	(199,601)	(7,369)	(206,970)	(211,845)
NASDAQ-100 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	—	516,885	516,885	80,020	558	80,578	436,307	455,111	316,587	771,698	1,208,005
S&P 500 Pure Growth Fund	—	782,906	782,906	47,577	349	47,926	734,980	1,621	104,127	105,748	840,728
S&P MidCap 400 Pure Growth Fund	—	60,245	60,245	18,338	67	18,405	41,840	222	334,764	334,986	376,826
Guggenheim Variable Insurance Funds
Long Short Equity Fund	7,221	—	7,221	11,383	45	11,428	(4,207)	(10,866)	62,585	51,719	47,512
Multi-Hedge Strategies Fund	25,065	—	25,065	25,458	227	25,685	(620)	23,964	88,988	112,952	112,332
Global Managed Futures Strategy Fund	11,820	1,733	13,553	4,110	26	4,136	9,417	(1,839)	(1,870)	(3,709)	5,708
Small Cap Value Fund	24,850	179,874	204,724	30,099	230	30,329	174,395	(159,042)	(45,009)	(204,051)	(29,656)

The accompanying notes are an integral part of these financial statements

17

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
ProFunds VP
Access VP High Yield Fund	8,174	—	8,174	2,165	—	2,165	6,009	(5,796)	(1,565)	(7,361)	(1,352)
Asia 30	715	6,516	7,231	1,556	—	1,556	5,675	3,271	9,914	13,185	18,860
Banks	551	—	551	767	—	767	(216)	(446)	(11,325)	(11,771)	(11,987)
Basic Materials	147	1,772	1,919	504	—	504	1,415	(2,456)	1,570	(886)	529
Bear	199	—	199	1,228	—	1,228	(1,029)	(5,043)	(4,646)	(9,689)	(10,718)
Biotechnology	68	26,267	26,335	7,806	—	7,806	18,529	4,524	3,567	8,091	26,620
Bull	176	9,729	9,905	9,946	—	9,946	(41)	(29,303)	(83,583)	(112,886)	(112,927)
Consumer Goods	1,120	1,487	2,607	3,979	—	3,979	(1,372)	(14,261)	58,356	44,095	42,723
Consumer Services	—	31,167	31,167	2,963	—	2,963	28,204	4,672	(3,261)	1,411	29,615
Dow 30	1,023	51,598	52,621	3,886	—	3,886	48,735	(2,122)	(13,038)	(15,160)	33,575
Emerging Markets	299	—	299	1,941	—	1,941	(1,642)	(27,466)	9,647	(17,819)	(19,461)
Europe 30	904	—	904	875	—	875	29	(4,738)	(3,749)	(8,487)	(8,458)
Falling U.S. Dollar	108	—	108	599	—	599	(491)	(5,723)	6,820	1,097	606
Financials	156	1,700	1,856	787	—	787	1,069	(8,349)	(3,822)	(12,171)	(11,102)
Health Care	—	36,060	36,060	7,204	—	7,204	28,856	(2,099)	524	(1,575)	27,281
Industrials	188	2,081	2,269	3,158	—	3,158	(889)	(8,948)	10,860	1,912	1,023
International	196	—	196	1,384	—	1,384	(1,188)	(34,399)	1,952	(32,447)	(33,635)
Internet	—	43,968	43,968	8,904	—	8,904	35,064	28,372	66,874	95,246	130,310
Japan	121	—	121	801	—	801	(680)	622	6,322	6,944	6,264
Large-Cap Growth	—	97,756	97,756	21,904	—	21,904	75,852	(23,753)	182,330	158,577	234,429
Large-Cap Value	4,064	48,527	52,591	8,911	—	8,911	43,680	(48,547)	(39,516)	(88,063)	(44,383)
Mid-Cap	1,138	35,147	36,285	27,176	—	27,176	9,109	(514,073)	(19,905)	(533,978)	(524,869)
Mid-Cap Growth	—	23,741	23,741	6,829	—	6,829	16,912	(10,649)	37,273	26,624	43,536
Mid-Cap Value	307	6,153	6,460	1,821	—	1,821	4,639	(5,750)	(1,852)	(7,602)	(2,963)
Government Money Market	1,302	—	1,302	76,438	—	76,438	(75,136)	(1)	—	(1)	(75,137)
Oil & Gas	3,780	1,672	5,452	4,829	—	4,829	623	(95,377)	(27,871)	(123,248)	(122,625)
NASDAQ-100	—	29,027	29,027	11,479	—	11,479	17,548	95,033	36,580	131,613	149,161
Pharmaceuticals	63	—	63	1,519	—	1,519	(1,456)	(2,038)	8,544	6,506	5,050
Precious Metals	1,399	—	1,399	19,894	—	19,894	(18,495)	260,738	(108,901)	151,837	133,342
Real Estate	1,267	1,911	3,178	2,517	—	2,517	661	17,668	(20,693)	(3,025)	(2,364)
Rising Rates Opportunity	149	—	149	488	—	488	(339)	(7,869)	(1,505)	(9,374)	(9,713)
Semiconductor	336	6,533	6,869	3,520	—	3,520	3,349	7,045	29,688	36,733	40,082
Short Dow 30	26	—	26	2,476	—	2,476	(2,450)	(61,838)	(1,041)	(62,879)	(65,329)
Short Emerging Markets	—	—	—	—	—	—	—	—	—	—	—
Short International	43	—	43	190	—	190	(147)	(280)	(1,012)	(1,292)	(1,439)
Short Mid-Cap	29	—	29	68	—	68	(39)	(1,150)	419	(731)	(770)
Short NASDAQ-100	7	—	7	60	—	60	(53)	(1,168)	(553)	(1,721)	(1,774)
Short Small-Cap	26	—	26	960	—	960	(934)	(36,508)	284	(36,224)	(37,158)
Small-Cap	95	5,956	6,051	4,186	—	4,186	1,865	(5,164)	24,505	19,341	21,206
Small-Cap Growth	—	22,559	22,559	5,756	—	5,756	16,803	(44,261)	20,304	(23,957)	(7,154)
Small-Cap Value	22	10,024	10,046	2,232	—	2,232	7,814	(13,365)	10,971	(2,394)	5,420
Technology	—	42,995	42,995	11,130	—	11,130	31,865	89,082	58,917	147,999	179,864
Telecommunications	49	—	49	130	—	130	(81)	(453)	820	367	286
U.S. Government Plus	68	33,384	33,452	7,266	—	7,266	26,186	30,042	(48,179)	(18,137)	8,049
UltraBull	6,470	571,223	577,693	14,910	—	14,910	562,783	(49,855)	(351,500)	(401,355)	161,428
UltraMid-Cap	1,060	93,846	94,906	11,819	—	11,819	83,087	32,088	29,740	61,828	144,915
UltraNASDAQ-100	—	161,520	161,520	16,821	—	16,821	144,699	152,778	132,541	285,319	430,018
UltraShort Dow 30	101	—	101	134	—	134	(33)	(894)	(20)	(914)	(947)
UltraShort NASDAQ-100	9	—	9	99	—	99	(90)	(1,539)	7	(1,532)	(1,622)
UltraSmall-Cap	424	50,316	50,740	6,510	—	6,510	44,230	74,193	71,592	145,785	190,015
Utilities	1,525	21,289	22,814	2,442	—	2,442	20,372	(11,591)	(22,720)	(34,311)	(13,939)

The accompanying notes are an integral part of these financial statements

18

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	44,082	—	44,082	77,976	183	78,159	(34,077)	(444,261)	1,479,464	1,035,203	1,001,126
Emerging Markets Fund	27,773	41,714	69,487	18,088	—	18,088	51,399	84,509	56,969	141,478	192,877
Emerging Markets Bond Fund	62,399	—	62,399	7,598	—	7,598	54,801	12,111	(1,463)	10,648	65,449
Janus Henderson Series
Global Technology and Innovation Portfolio	—	709,956	709,956	104,715	484	105,199	604,757	947,823	1,774,692	2,722,515	3,327,272
Overseas Portfolio	5,571	—	5,571	6,034	40	6,074	(503)	11,777	86,287	98,064	97,561
Research Portfolio	1,034	37,925	38,959	6,327	48	6,375	32,584	31,717	44,030	75,747	108,331
Enterprise Services Portfolio	—	1,891,131	1,891,131	324,755	1,946	326,701	1,564,430	843,696	2,302,483	3,146,179	4,710,609
Global Research Portfolio	5,017	49,597	54,614	11,649	68	11,717	42,897	10,204	98,921	109,125	152,022
Mid Cap Value Portfolio	35,902	67,044	102,946	42,068	248	42,316	60,630	(148,783)	(1,895)	(150,678)	(90,048)
Balanced Portfolio	690,084	650,872	1,340,956	587,401	4,135	591,536	749,420	1,532,260	3,167,056	4,699,316	5,448,736
Flexible Bond Portfolio	210,701	—	210,701	105,880	4,238	110,118	100,583	194,503	457,898	652,401	752,984
PIMCO Variable Insurance Trust
Total Return Portfolio	981,270	512,466	1,493,736	656,638	6,277	662,915	830,821	1,070,226	1,165,284	2,235,510	3,066,331
Low Duration Portfolio	307,006	—	307,006	374,658	2,210	376,868	(69,862)	(866)	497,183	496,317	426,455
High Yield Portfolio	460,424	—	460,424	141,031	479	141,510	318,914	(104,940)	55,038	(49,902)	269,012
Real Return Portfolio	296,824	—	296,824	296,149	2,137	298,286	(1,462)	96,041	2,038,298	2,134,339	2,132,877
All Asset Portfolio	182,758	—	182,758	52,891	284	53,175	129,583	(6,867)	59,261	52,394	181,977
Global Managed Asset Allocation Portfolio	61,764	14,938	76,702	10,374	43	10,417	66,285	3,112	42,378	45,490	111,775
Short-Term Portfolio	652,457	—	652,457	756,349	4,051	760,400	(107,943)	82,758	1,016,512	1,099,270	991,327
Emerging Markets Bond Portfolio	91,730	—	91,730	26,629	70	26,699	65,031	(8,339)	58,609	50,270	115,301
Global Bond Opportunities Portfolio	5,497	—	5,497	2,960	10	2,970	2,527	(10,346)	16,207	5,861	8,388
Commodity Real Return Strategy Portfolio	278,771	—	278,771	57,178	590	57,768	221,003	(503,956)	258,882	(245,074)	(24,071)
International Bond (USD-Hedged) Portfolio	128,477	—	128,477	28,914	138	29,052	99,425	6,360	(17,924)	(11,564)	87,861
Dynamic Bond Adv Portfolio	61,330	—	61,330	29,512	205	29,717	31,613	(4,728)	35,967	31,239	62,852
Income Advisor Portfolio	1,175,928	71,159	1,247,087	362,861	1,449	364,310	882,777	(715,036)	233,809	(481,227)	401,550
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	2,573	15,999	18,572	18,375	20	18,395	177	(164,974)	173,080	8,106	8,283
Large Cap Value Fund	3,139	4,131	7,270	2,896	—	2,896	4,374	(6,498)	6,700	202	4,576
Mid Cap Value Fund	19,998	50,796	70,794	40,457	—	40,457	30,337	(43,201)	295,373	252,172	282,509
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	—	59,288	59,288	12,835	—	12,835	46,453	55,334	184,039	239,373	285,826
AMT Mid Cap Intrinsic Value Portfolio	1,239	—	1,239	2,853	—	2,853	(1,614)	(105,413)	28,385	(77,028)	(78,642)
BNY Mellon Variable Investment Fund
Appreciation Portfolio	1,938	27,359	29,297	9,246	—	9,246	20,051	5,983	30,889	36,872	56,923
International Value Portfolio	300	—	300	81	—	81	219	(1,321)	(1,044)	(2,365)	(2,146)
Sustainable U.S. Equity Portfolio	425	569	994	890	—	890	104	(3,181)	3,904	723	827
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	8,776	7,408	16,184	11,969	—	11,969	4,215	(37,878)	17,822	(20,056)	(15,841)
Value Opportunities Fund	19	962	981	562	—	562	419	(7,511)	7,619	108	527
American Value Fund	681	1,039	1,720	2,926	—	2,926	(1,206)	(17,839)	8,766	(9,073)	(10,279)
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	2,015	—	2,015	1,228	—	1,228	787	(4,028)	2,493	(1,535)	(748)
Emerging Markets Equity Portfolio	2,236	2,828	5,064	4,122	—	4,122	942	110	20,057	20,167	21,109
Discovery Portfolio	—	14,816	14,816	3,252	—	3,252	11,564	24,957	80,744	105,701	117,265
U.S. Real Estate Portfolio	1,952	2,177	4,129	2,103	—	2,103	2,026	(7,794)	(17,232)	(25,026)	(23,000)

The accompanying notes are an integral part of these financial statements

19

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
Northern Lights Variable Trust
Power Income Fund	13,360	—	13,360	9,217	65	9,282	4,078	(11,893)	(50,835)	(62,728)	(58,650)
Power Dividend Index Fund	57,140	—	57,140	20,378	111	20,489	36,651	(742,376)	144,400	(597,976)	(561,325)
AB Variable Products Series
Dynamic Asset Allocation Portfolio	47,194	—	47,194	40,619	113	40,732	6,462	22,669	104,328	126,997	133,459
Small Cap Growth Portfolio	—	2,235	2,235	527	3	530	1,705	6,407	(1,677)	4,730	6,435
Small Mid Cap Value Portfolio	20,167	124,232	144,399	32,322	127	32,449	111,950	(312,955)	283,689	(29,266)	82,684
BlackRock Variable Series Fund, Inc.
Basic Value Fund	47,670	61,239	108,909	32,263	172	32,435	76,474	(327,773)	146,343	(181,430)	(104,956)
Capital Appreciation Fund	—	110,978	110,978	12,308	57	12,365	98,613	6,556	250,069	256,625	355,238
Equity Dividend Fund	309,820	641,438	951,258	204,062	1,070	205,132	746,126	(250,597)	111,498	(139,099)	607,027
Global Allocation Fund	188,095	923,743	1,111,838	193,203	1,151	194,354	917,484	262,951	1,524,205	1,787,156	2,704,640
Advantage Large Cap Core Fund	4,198	44,506	48,704	6,853	73	6,926	41,778	(50,192)	61,594	11,402	53,180
Large Cap Focus Growth Fund	—	743,031	743,031	131,397	8,969	140,366	602,665	336,927	2,910,490	3,247,417	3,850,082
60/40 Target Allocation ETF Fund	78,401	10,117	88,518	59,745	120	59,865	28,653	111,913	554,874	666,787	695,440
Total Return Portfolio	25,786	75,111	100,897	17,451	4,328	21,779	79,118	6,631	794	7,425	86,543
S&P 500 Portfolio	24,183	103,771	127,954	18,629	5,184	23,813	104,141	3,240	157,123	160,363	264,504
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	—	—	—	50,315	234	50,549	(50,549)	349,125	505,146	854,271	803,722
Dividend Opportunity Portfolio	—	—	—	47,433	309	47,742	(47,742)	184,256	(156,575)	27,681	(20,061)
Emerging Markets Bond Portfolio	205,397	—	205,397	82,462	717	83,179	122,218	28,071	155,659	183,730	305,948
High Yield Portfolio	231,528	—	231,528	56,330	427	56,757	174,771	(68,354)	52,363	(15,991)	158,780
Select Large-Cap Value Portfolio	—	—	—	11,593	55	11,648	(11,648)	(17,485)	(27,005)	(44,490)	(56,138)
Seligman Global Tech Portfolio	—	296,736	296,736	46,396	177	46,573	250,163	202,392	1,119,914	1,322,306	1,572,469
US Government Mortgage Portfolio	28,068	4,254	32,322	16,930	37	16,967	15,355	16,637	10,224	26,861	42,216
Strategic Income Portfolio	—	—	—	465	—	465	(465)	95	5,172	5,267	4,802
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	406,895	1,785,268	2,192,163	402,925	3,574	406,499	1,785,664	365,638	3,171,353	3,536,991	5,322,655
Small Cap Index Portfolio	41,919	477,446	519,365	63,603	326	63,929	455,436	(320,627)	896,523	575,896	1,031,332
Alternative Asset Allocation Portfolio	28,923	—	28,923	15,441	83	15,524	13,399	(6,190)	10,319	4,129	17,528
Global Small Cap Portfolio	2,090	—	2,090	4,278	28	4,306	(2,216)	(20,150)	80,920	60,770	58,554
Small Mid Cap Value Portfolio	48,111	354,067	402,178	55,870	399	56,269	345,909	(557,336)	25,733	(531,603)	(185,694)
CROCI US Portfolio	4,008	10,279	14,287	2,588	26	2,614	11,673	(28,858)	(26,074)	(54,932)	(43,259)
Eaton Vance Variable Trust
Floating Rate Income Portfolio	633,873	—	633,873	249,351	2,022	251,373	382,500	(875,201)	168,587	(706,614)	(324,114)
Delaware Variable Insurance Portfolios
Total Return Portfolio	7,837	36,113	43,950	4,730	26	4,756	39,194	(11,618)	(35,963)	(47,581)	(8,387)
International Portfolio	—	317,860	317,860	15,272	12	15,284	302,576	(141,052)	(124,781)	(265,833)	36,743
Opportunity Portfolio	69,235	1,691,230	1,760,465	127,984	1,001	128,985	1,631,480	55,217	(754,957)	(699,740)	931,740
Covered Call Strategy Portfolio	3,791	14,130	17,921	1,422	10	1,432	16,489	(10,825)	(10,257)	(21,082)	(4,593)
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	165,259	229,754	395,013	75,401	464	75,865	319,148	(375,475)	(404,728)	(780,203)	(461,055)
Income Fund	1,244,086	17,622	1,261,708	274,323	1,521	275,844	985,864	(298,728)	(990,096)	(1,288,824)	(302,960)

The accompanying notes are an integral part of these financial statements

20

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
Global Bond Fund	2,472,317	—	2,472,317	380,908	2,460	383,368	2,088,949	(733,702)	(3,382,672)	(4,116,374)	(2,027,425)
Foreign Fund	1,095,917	—	1,095,917	415,672	3,164	418,836	677,081	(1,063,023)	(424,046)	(1,487,069)	(809,988)
Developing Markets Fund	134,457	84,381	218,838	42,458	378	42,836	176,002	112,752	168,474	281,226	457,228
Mutual Global Discovery Fund	134,540	107,761	242,301	74,722	284	75,006	167,295	(453,464)	(198,417)	(651,881)	(484,586)
Rising Dividends Fund	245,114	1,039,494	1,284,608	256,947	1,262	258,209	1,026,399	263,495	1,400,919	1,664,414	2,690,813
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	72,922	61,603	134,525	50,968	516	51,484	83,041	17,278	328,201	345,479	428,520
Balanced Portfolio	107,128	408,289	515,417	96,601	783	97,384	418,033	(100,409)	561,506	461,097	879,130
Global Equity Income Portfolio	27,756	—	27,756	13,722	117	13,839	13,917	(89,229)	92,966	3,737	17,654
Energy Portfolio	13,857	—	13,857	9,495	117	9,612	4,245	(363,744)	(82,665)	(446,409)	(442,164)
Global Bond Portfolio	34,317	—	34,317	12,739	64	12,803	21,514	(3,201)	23,962	20,761	42,275
Natural Resources Portfolio	13,072	—	13,072	7,830	38	7,868	5,204	(86,645)	(23,932)	(110,577)	(105,373)
Growth Portfolio	—	547,695	547,695	50,071	263	50,334	497,361	(17,335)	543,066	525,731	1,023,092
High Income Portfolio	846,341	—	846,341	161,854	1,256	163,110	683,231	(652,810)	495,186	(157,624)	525,607
International Core Equity Portfolio	165,720	1,286	167,006	88,886	659	89,545	77,461	(102,932)	434,927	331,995	409,456
Global Growth Portfolio	3,476	—	3,476	10,195	54	10,249	(6,773)	(149,878)	308,878	159,000	152,227
Mid Cap Growth Portfolio	—	548,793	548,793	112,493	528	113,021	435,772	507,475	2,770,542	3,278,017	3,713,789
Science and Technology Portfolio	—	1,616,060	1,616,060	158,132	931	159,063	1,456,997	595,514	1,959,454	2,554,968	4,011,965
Small Cap Growth Portfolio	—	—	—	73,201	482	73,683	(73,683)	(624,465)	2,394,757	1,770,292	1,696,609
Small Cap Core Portfolio	—	543,885	543,885	133,463	789	134,252	409,633	(956,767)	1,089,488	132,721	542,354
Lazard Retirement Series, Inc.
International Equity Portfolio	23,458	34,372	57,830	13,698	54	13,752	44,078	(55,220)	97,194	41,974	86,052
Global Dynamic Multi Asset Portfolio	7,999	13,890	21,889	16,208	124	16,332	5,557	39,122	(41,520)	(2,398)	3,159
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	48,693	—	48,693	15,719	119	15,838	32,855	(13,913)	53,468	39,555	72,410
ClearBridge Variable Mid Cap Portfolio	3,397	124,931	128,328	111,637	641	112,278	16,050	66,118	1,220,190	1,286,308	1,302,358
ClearBridge Variable Dividend Strategy Portfolio	326,588	222,006	548,594	317,095	1,389	318,484	230,110	(395,159)	1,177,754	782,595	1,012,705
ClearBridge Variable Small Cap Growth Portfolio	—	367,751	367,751	53,222	250	53,472	314,279	7,184	1,163,719	1,170,903	1,485,182
ClearBridge Variable Aggressive Growth Portfolio	5,151	84,631	89,782	12,233	42	12,275	77,507	(6,582)	50,432	43,850	121,357
Western Asset Variable Core Bond Plus Portfolio	1,321,344	—	1,321,344	905,970	8,330	914,300	407,044	48,688	4,426,486	4,475,174	4,882,218
ClearBridge Variable Large Cap Growth Portfolio	2,867	692,489	695,356	210,227	1,165	211,392	483,964	640,581	3,200,998	3,841,579	4,325,543
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	6,649	—	6,649	5,078	22	5,100	1,549	(2,075)	(40,277)	(42,352)	(40,803)
Pioneer Variable Contracts Trust
Fund Portfolio	3,424	58,287	61,711	8,829	27	8,856	52,855	(17,489)	117,132	99,643	152,498
Bond Portfolio	1,309,373	—	1,309,373	609,417	3,878	613,295	696,078	11,078	2,432,718	2,443,796	3,139,874
Strategic Income Portfolio	422,783	40,090	462,873	167,577	1,192	168,769	294,104	1,116	448,264	449,380	743,484
Equity Income Portfolio	282,223	456,686	738,909	153,230	736	153,966	584,943	(3,033,428)	2,076,034	(957,394)	(372,451)
High Yield Portfolio	51,713	—	51,713	13,205	92	13,297	38,416	9,130	(60,115)	(50,985)	(12,569)
Prudential Series Funds
Jennison 20/20 Focus Portfolio	—	—	—	5,522	73	5,595	(5,595)	11,329	103,808	115,137	109,542
Natural Resources Portfolio	—	—	—	6,390	39	6,429	(6,429)	(40,091)	99,246	59,155	52,726
SP Prudential US Emerging Growth Portfolio	—	—	—	3,979	20	3,999	(3,999)	94,461	19,156	113,617	109,618
Royce Capital Fund
Micro-Cap Portfolio	—	5,528	5,528	4,575	27	4,602	926	(39,014)	92,802	53,788	54,714
Small Cap Portfolio	58,359	124,349	182,708	87,330	683	88,013	94,695	(508,146)	(289,403)	(797,549)	(702,854)
Alps Fund
Alerian Energy Infrastructure Portfolio	44,981	—	44,981	17,074	62	17,136	27,845	(113,758)	(319,426)	(433,184)	(405,339)
Red Rocks Global Opportunity Portfolio	175,245	24,805	200,050	17,427	119	17,546	182,504	(10,675)	(50,726)	(61,401)	121,103

The accompanying notes are an integral part of these financial statements

21

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2020

	Dividend Income (a)	Capital Gains Distributions (b)	Investment Income (c)=(a+b)	Administrative Expense and Mortality and Expense Risk (d)	Contract Maintenance Charge (e)	Expenses (f)=(d+e)	Net Investment Income (Loss) (g)=(c-f)	Net Realized Gain (Loss) on Investments (h)	Change in Net Unrealized Appreciation (Depreciation) on Investments (i)	Realized and Change in Unrealized Gains (Losses) on Investments (j)=(h+i)	Net Increase (Decrease) in Net Assets Resulting from Operations (k)=(g+j)
American Funds IS
Asset Allocation Fund	1,163,200	350,664	1,513,864	965,344	2,950	968,294	545,570	642,712	7,481,605	8,124,317	8,669,887
Blue Chip Income and Growth Fund	506,851	389,397	896,248	407,294	10,236	417,530	478,718	(548,396)	2,382,370	1,833,974	2,312,692
Ultra-Short Bond Fund	41,423	—	41,423	262,210	1,207	263,417	(221,994)	(104,280)	(18,474)	(122,754)	(344,748)
Capital Income Builder Fund	428,391	—	428,391	208,104	743	208,847	219,544	153,057	33,780	186,837	406,381
Global Growth Fund	20,504	357,813	378,317	176,780	572	177,352	200,965	378,123	3,212,201	3,590,324	3,791,289
Global Growth and Income Fund	137,817	294,009	431,826	148,747	337	149,084	282,742	23,649	889,233	912,882	1,195,624
Global Small Capitalization Fund	5,470	264,262	269,732	57,492	182	57,674	212,058	50,454	935,396	985,850	1,197,908
Growth Fund	73,331	853,460	926,791	447,863	1,508	449,371	477,420	1,865,419	12,914,040	14,779,459	15,256,879
Growth-Income Fund	434,979	985,589	1,420,568	470,953	1,729	472,682	947,886	450,328	3,159,654	3,609,982	4,557,868
International Fund	33,736	—	33,736	96,445	234	96,679	(62,943)	(170,964)	1,199,018	1,028,054	965,111
International Growth and Income Fund	83,567	—	83,567	80,578	321	80,899	2,668	18,950	273,431	292,381	295,049
New World Fund	11,772	329,505	341,277	385,238	2,348	387,586	(46,309)	1,043,645	5,554,151	6,597,796	6,551,487
U.S. Government/AAA-Rated Securities Fund	552,196	576,008	1,128,204	338,562	805	339,367	788,837	461,675	155,375	617,050	1,405,887
Invesco Oppenheimer
Total Return Bond Fund	98,654	—	98,654	38,608	161	38,769	59,885	43,934	105,799	149,733	209,618
Discovery Mid Cap Growth Fund	—	269,715	269,715	38,839	213	39,052	230,663	46,284	815,668	861,952	1,092,615
Global Fund	21,579	178,948	200,527	64,360	268	64,628	135,899	(103,801)	1,150,878	1,047,077	1,182,976
International Growth Fund	83,746	175,966	259,712	161,794	901	162,695	97,017	(16,888)	2,529,602	2,512,714	2,609,731
Main Street Fund	97,735	827,700	925,435	111,621	10,015	121,636	803,799	(338,670)	329,070	(9,600)	794,199
Main Street Small Cap Fund	16,146	64,385	80,531	57,199	173	57,372	23,159	(299,802)	1,007,093	707,291	730,450
T. Rowe Price
Blue Chip Growth Portfolio	—	1,790,116	1,790,116	602,768	2,787	605,555	1,184,561	3,481,296	8,612,463	12,093,759	13,278,320
Health Sciences Portfolio	—	1,308,740	1,308,740	235,937	1,180	237,117	1,071,623	597,862	3,378,299	3,976,161	5,047,784
John Hancock Variable Insurance Trust
Financial Industries Portfolio	7,189	59,350	66,539	7,089	47	7,136	59,403	(30,983)	34,984	4,001	63,404
Fundamental All Cap Core Portfolio	157	2,450	2,607	1,058	6	1,064	1,543	55	18,044	18,099	19,642
Select Bond Portfolio	7,855	—	7,855	2,726	15	2,741	5,114	2,186	6,505	8,691	13,805
Strategic Income Opportunities Portfolio	6,370	—	6,370	5,118	32	5,150	1,220	3,597	30,471	34,068	35,288
Federated Hermes
High Income Bond Portfolio	27,807	—	27,807	6,247	47	6,294	21,513	(17,766)	20,452	2,686	24,199
Kaufmann Portfolio	—	117,647	117,647	28,726	136	28,862	88,785	8,066	530,812	538,878	627,663
Managed Volatility Portfolio	1,183	—	1,183	593	1	594	589	2,551	1,131	3,682	4,271

The accompanying notes are an integral part of these financial statements

22

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$6,389,717	$(77,433)	$175,399	$(622)	$(1,522,750)	$(264,422)	$(268,219)	$5,355,757	$3,475,143	$3,397,710	$9,787,427
High Income Portfolio	12,059,687	43,766	275,909	599	(450,472)	(280,799)	(124,773)	(4,936,868)	(5,516,404)	(5,472,638)	6,587,049
Equity-Income Portfolio	7,166,866	250,989	28,835	(806)	(370,104)	(127,594)	(203,773)	(59,305)	(732,747)	(481,758)	6,685,108
Growth Portfolio	7,729,119	2,687,062	16,762	(142)	(538,329)	(32,253)	(152,941)	(573,802)	(1,280,705)	1,406,357	9,135,476
Overseas Portfolio	6,565,374	810,361	42,729	411	(410,318)	(134,640)	(130,855)	186,571	(446,102)	364,259	6,929,633
Mid Cap Portfolio	15,243,046	2,233,770	818,491	8,275	(457,038)	(521,297)	(288,714)	(937,844)	(1,378,127)	855,643	16,098,689
Asset Manager Portfolio	1,184,709	114,628	2,710	(57)	(150,720)	(2,297)	(29,277)	(3,394)	(183,035)	(68,407)	1,116,302
Investment Grade Bond Portfolio	3,418,470	258,610	14,530	324	(484,459)	(24,881)	(77,819)	326,642	(245,663)	12,947	3,431,417
Index 500 Portfolio	21,551,004	3,483,176	1,712,444	2,086	(1,039,074)	(229,398)	(617,551)	(1,196,669)	(1,368,162)	2,115,014	23,666,018
Contrafund Portfolio	33,859,564	8,966,980	2,176,656	9,071	(1,591,673)	(1,070,928)	(542,036)	(1,985,206)	(3,004,116)	5,962,864	39,822,428
Asset Manager: Growth Portfolio	798,018	120,790	25,663	(493)	(58,209)	(1,888)	(12,454)	15,994	(31,387)	89,403	887,421
Balanced Portfolio	2,994,631	543,027	21,485	(97)	(297,037)	(7,860)	(48,896)	529,709	197,304	740,331	3,734,962
Growth & Income Portfolio	1,666,471	286,975	11,807	(244)	(127,903)	(6,077)	(41,539)	(270,008)	(433,964)	(146,989)	1,519,482
Growth Opportunities Portfolio	4,894,768	6,009,915	7,473,783	—	(824,189)	(900,927)	(318,148)	3,183,570	8,614,089	14,624,004	19,518,772
Value Strategies Portfolio	4,212,064	(21,289)	17,614	(570)	(167,199)	(148,236)	(107,292)	(323,310)	(728,993)	(750,282)	3,461,782
Strategic Income Portfolio	11,890,430	687,159	1,457,317	—	(334,320)	(399,830)	(389,432)	574,507	908,242	1,595,401	13,485,831
Emerging Markets Portfolio	4,085,653	1,090,834	336,377	—	(62,317)	(63,409)	(97,735)	138,227	251,143	1,341,977	5,427,630
Real Estate Portfolio	19,207,943	(1,441,665)	2,366,820	—	(353,469)	(823,936)	(447,880)	(63,078)	678,457	(763,208)	18,444,735
Funds Manager 50% Portfolio	5,531,550	1,867,000	2,128,804	—	(62,573)	(142,918)	(98,999)	1,291,530	3,115,844	4,982,844	10,514,394
Funds Manager 70% Portfolio	3,215,544	504,641	412,814	—	(2,926)	(61,029)	(41,140)	(39,213)	268,506	773,147	3,988,691
Funds Manager 85% Portfolio	957,280	140,669	94,614	—	—	(110,784)	(24,223)	(32,509)	(72,902)	67,767	1,025,047
Government Money Market Portfolio Service Class 2	3,782,351	(43,512)	411,452	—	(75,907)	(323,281)	(83,026)	689,200	618,438	574,926	4,357,277
International Capital Appreciation Portfolio	—	49,654	286,257	—	—	—	(11,588)	321,951	596,620	646,274	646,274
American Century Variable Portfolios, Inc.
Balanced Fund	1,630,677	210,218	629,880	(24)	(193,628)	(148,298)	(23,333)	534,506	799,103	1,009,321	2,639,998
Capital Appreciation Fund	2,336,783	756,966	11,519	(1,242)	(195,363)	(9,560)	(27,294)	(491,209)	(713,149)	43,817	2,380,600
International Fund	3,652,645	690,983	13,236	3,237	(227,109)	(91,932)	(107,018)	(79,758)	(489,344)	201,639	3,854,284
Value Fund	63,837,412	239,338	6,752,407	2,601	(1,448,734)	(2,802,548)	(1,386,133)	534,456	1,652,049	1,891,387	65,728,799
Disciplined Core Value Fund	1,786,997	239,102	662,098	(71)	(63,208)	(31,465)	(74,432)	310,618	803,540	1,042,642	2,829,639
Inflation Protection Fund	5,470,382	415,585	970,342	(67)	(375,289)	(99,417)	(150,196)	(173,722)	171,651	587,236	6,057,618
Large Company Value Fund	581,962	(8,282)	3,588	—	(41,141)	—	(19,696)	(106,126)	(163,375)	(171,657)	410,305
Mid Cap Value Fund	28,990,438	78,265	4,025,312	—	(619,906)	(833,007)	(754,946)	(264,257)	1,553,196	1,631,461	30,621,899
Ultra Fund	4,847,138	2,016,833	578,061	—	(157,393)	(1,011,866)	(185,253)	593,021	(183,430)	1,833,403	6,680,541
MFS Variable Insurance Trust
Research Series	524,343	59,227	235	—	(18,847)	(7,744)	(18,345)	(89,196)	(133,897)	(74,670)	449,673
Growth Series	2,277,555	498,460	7,441	382	(141,583)	(15,904)	(25,784)	(678,060)	(853,508)	(355,048)	1,922,507
Investors Trust Series	312,969	29,763	204	642	(7,021)	—	(6,898)	613	(12,460)	17,303	330,272
New Discovery Series	5,768,564	2,960,755	1,186,133	296	(211,488)	(250,916)	(129,998)	(512,170)	81,857	3,042,612	8,811,176
Corporate Bond Portfolio	3,996,954	426,505	1,453,828	—	(109,295)	(168,060)	(109,865)	1,063,143	2,129,751	2,556,256	6,553,210
Emerging Markets Equity Portfolio	3,967,495	354,539	410,949	—	(74,189)	(114,398)	(66,675)	(151,691)	3,996	358,535	4,326,030
Technology Portfolio	4,536,402	2,356,487	1,666,617	—	(127,087)	(262,447)	(113,887)	1,269,620	2,432,816	4,789,303	9,325,705
Global Tactical Allocation Portfolio	1,362,722	61,753	38,918	—	(53,326)	(1,088)	(44,137)	60,320	687	62,440	1,425,162
International Intrinsic Value Portfolio	14,878,599	2,869,207	1,178,211	—	(476,357)	(949,021)	(337,651)	(127,295)	(712,113)	2,157,094	17,035,693
Utilities Series Portfolio	11,022,016	484,361	1,345,640	—	(603,901)	(319,917)	(254,153)	(700,030)	(532,361)	(48,000)	10,974,016
Blended Research Core Equity Portfolio	1,822,295	203,429	187,108	—	(205,787)	(31,585)	(13,232)	(188,353)	(251,849)	(48,420)	1,773,875
Global Real Estate Portfolio	337,178	(25,494)	105,197	—	(4,041)	(3,301)	(3,362)	(182,380)	(87,887)	(113,381)	223,797

The accompanying notes are an integral part of these financial statements

23

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	1,652,412	14,297	6,590	—	(18,087)	(7,281)	(38,954)	(7,883)	(65,615)	(51,318)	1,601,094
Mid-Cap Stock Portfolio	2,067,659	(31,794)	5,351	1,119	(165,325)	(53,568)	(34,477)	(28,814)	(275,714)	(307,508)	1,760,151
Bond-Debenture Portfolio	23,012,603	1,146,695	3,228,506	—	(705,369)	(1,168,752)	(598,723)	(1,065,727)	(310,065)	836,630	23,849,233
Fundamental Equity Portfolio	1,757,521	(14,183)	46,280	—	(28,212)	(33,191)	(30,342)	13,257	(32,208)	(46,391)	1,711,130
Developing Growth Portfolio	2,951,762	2,268,544	786,257	—	(91,531)	(200,648)	(64,933)	447,500	876,645	3,145,189	6,096,951
Short Duration Income Portfolio	19,527,957	322,099	3,753,074	—	(1,423,564)	(1,150,850)	(730,378)	(1,083,169)	(634,887)	(312,788)	19,215,169
Alger Fund
LargeCap Growth Portfolio	5,626,299	3,274,357	34,544	(2,118)	(523,859)	(121,357)	(183,878)	(561,553)	(1,358,221)	1,916,136	7,542,435
MidCap Growth Portfolio	4,401,275	2,419,219	38,949	776	(349,592)	(64,642)	(118,927)	(368,855)	(862,291)	1,556,928	5,958,203
Capital Appreciation Portfolio	3,519,221	1,366,292	17,596	—	(319,034)	(18,166)	(186,230)	202,236	(303,598)	1,062,694	4,581,915
SmallCap Growth Portfolio	725,070	435,648	726	428	(54,934)	(3,785)	(8,656)	(57,689)	(123,910)	311,738	1,036,808
Capital Appreciation Portfolio Class S	42,742,263	14,908,653	3,832,496	—	(1,501,169)	(1,966,663)	(1,312,465)	(6,423,733)	(7,371,534)	7,537,119	50,279,382
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	2,765,780	348,823	694,160	296	(102,919)	(191,982)	(66,741)	172,295	505,109	853,932	3,619,712
S&P 500 Index Portfolio	1,444,394	204,591	3,542	—	(200,098)	(4,271)	(39,259)	536,225	296,139	500,730	1,945,124
SRI Balanced Portfolio	969,305	265,468	702,984	—	(51,704)	(63,055)	(91,474)	959,405	1,456,156	1,721,624	2,690,929
Invesco Variable Insurance Funds
Technology Fund	1,198,233	526,797	10,845	404	(17,474)	—	(27,189)	136,664	103,250	630,047	1,828,280
Managed Volatility Fund	886,021	(50,506)	1,058	(1,118)	(155,821)	(7,871)	(12,076)	(11,215)	(187,043)	(237,549)	648,472
Diversified Dividend Fund	804,640	(15,246)	5,689	(2,021)	(7,347)	—	(9,084)	(31,528)	(44,291)	(59,537)	745,103
Health Care Fund	1,694,997	166,008	8,500	(32)	(76,480)	—	(58,546)	(198,921)	(325,479)	(159,471)	1,535,526
Global Real Estate Fund	271,311	(39,661)	213	—	—	(11,317)	(9,563)	(94,317)	(114,984)	(154,645)	116,666
International Growth Fund	313,835	12,146	—	—	(1,486)	—	(11,137)	(39,092)	(51,715)	(39,569)	274,266
Mid Cap Core Equity Fund	295,438	16,808	537	—	(5,355)	(3,105)	(10,101)	(2,824)	(20,848)	(4,040)	291,398
J.P. Morgan Series Trust II
Core Bond Portfolio	2,079,002	125,093	7,522	1,177	(289,622)	(38,378)	(57,542)	36,453	(340,390)	(215,297)	1,863,705
Small Cap Core Portfolio	2,187,263	290,724	16,817	(352)	(186,335)	(15,531)	(41,091)	177,930	(48,562)	242,162	2,429,425
Rydex Variable Trust
Nova Fund	847,228	22,024	1,174	296	(3,013)	—	(3,261)	(304,550)	(309,354)	(287,330)	559,898
NASDAQ-100 Fund	1,340,877	632,920	7,518	(2,850)	(23,629)	(29,874)	(25,659)	375,225	300,731	933,651	2,274,528
U.S. Government Money Market Fund	124,031	(1,285)	—	—	(26,727)	—	(9,706)	(10)	(36,443)	(37,728)	86,303
Inverse S&P 500 Strategy Fund	41,658	(29,644)	914	—	(5,301)	(136)	(620)	38,793	33,650	4,006	45,664
Inverse NASDAQ-100 Strategy Fund	35,787	(7,269)	124	—	(6)	(97)	(46)	(11,483)	(11,508)	(18,777)	17,010
Inverse Government Long Bond Strategy Fund	11,198	(2,443)	—	—	(1,655)	—	(437)	2,917	825	(1,618)	9,580
Government Long Bond 1.2x Strategy	124,669	(211,845)	10,065	—	—	—	(20,240)	408,137	397,962	186,117	310,786
NASDAQ-100 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	6,058,557	1,208,005	82,452	—	(163,493)	(271,002)	(90,667)	69,440	(373,270)	834,735	6,893,292
S&P 500 Pure Growth Fund	4,290,516	840,728	210,784	—	(406,125)	(733,123)	(125,157)	(73,284)	(1,126,905)	(286,177)	4,004,339
S&P MidCap 400 Pure Growth Fund	1,585,408	376,826	7,100	—	(23,082)	(2,215)	(22,920)	(222,179)	(263,296)	113,530	1,698,938
Guggenheim Variable Insurance Funds
Long Short Equity Fund	825,276	47,512	92,878	428	(27,019)	—	(16,088)	97,728	147,927	195,439	1,020,715
Multi-Hedge Strategies Fund	2,005,173	112,332	17,417	—	(93,639)	(124,507)	(50,467)	62,570	(188,626)	(76,294)	1,928,879
Global Managed Futures Strategy Fund	367,226	5,708	3,820	—	(15,694)	(14,549)	(3,824)	(46,013)	(76,260)	(70,552)	296,674
Small Cap Value Fund	2,747,725	(29,656)	380,559	—	(45,090)	(53,243)	(66,840)	62,460	277,846	248,190	2,995,915

The accompanying notes are an integral part of these financial statements

24

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
ProFunds VP
Access VP High Yield Fund	145,287	(1,352)	—	—	(95,343)	—	(3,346)	(3,450)	(102,139)	(103,491)	41,796
Asia 30	69,847	18,860	—	—	(6,144)	—	(2,562)	8	(8,698)	10,162	80,009
Banks	52,386	(11,987)	378	—	(13,781)	—	(1,180)	1,762	(12,821)	(24,808)	27,578
Basic Materials	24,969	529	—	—	—	—	(1,378)	1,347	(31)	498	25,467
Bear	54,539	(10,718)	131	—	—	—	(996)	(13,271)	(14,136)	(24,854)	29,685
Biotechnology	319,069	26,620	864	—	(9,024)	(34,062)	(14,845)	(24,264)	(81,331)	(54,711)	264,358
Bull	1,324,552	(112,927)	1,031	—	(21,690)	—	(30,931)	(825,333)	(876,923)	(989,850)	334,702
Consumer Goods	144,514	42,723	427	—	(3,228)	—	(1,747)	54,498	49,950	92,673	237,187
Consumer Services	115,044	29,615	—	—	(4,487)	(9,495)	(5,693)	51,955	32,280	61,895	176,939
Dow 30	140,000	33,575	—	—	—	—	(23,278)	79,222	55,944	89,519	229,519
Emerging Markets	60,942	(19,461)	161	—	(143,722)	—	(5,576)	166,398	17,261	(2,200)	58,742
Europe 30	65,288	(8,458)	—	—	(18,026)	—	(2,825)	(101)	(20,952)	(29,410)	35,878
Falling U.S. Dollar	28,678	606	—	—	—	—	(2,525)	(3)	(2,528)	(1,922)	26,756
Financials	73,035	(11,102)	—	—	—	—	(2,140)	(34,913)	(37,053)	(48,155)	24,880
Health Care	310,528	27,281	323	—	(40,685)	(17,300)	(11,204)	17,005	(51,861)	(24,580)	285,948
Industrials	187,693	1,023	61	—	(6,820)	(1,824)	(3,251)	(13,340)	(25,174)	(24,151)	163,542
International	45,390	(33,635)	—	—	—	—	(3,134)	33,959	30,825	(2,810)	42,580
Internet	268,072	130,310	7,733	—	(17,366)	(14,925)	(4,492)	(5,742)	(34,792)	95,518	363,590
Japan	38,851	6,264	—	—	—	—	(660)	877	217	6,481	45,332
Large-Cap Growth	868,675	234,429	84	—	(141,529)	(19,856)	(40,799)	190,995	(11,105)	223,324	1,091,999
Large-Cap Value	570,190	(44,383)	400	—	(135,585)	—	(15,845)	3,082	(147,948)	(192,331)	377,859
Mid-Cap	2,977,627	(524,869)	859	—	(35,101)	—	(40,397)	(2,244,789)	(2,319,428)	(2,844,297)	133,330
Mid-Cap Growth	297,810	43,536	—	—	(15,083)	—	(10,980)	38,977	12,914	56,450	354,260
Mid-Cap Value	99,634	(2,963)	—	—	(2,913)	—	(3,789)	(3,737)	(10,439)	(13,402)	86,232
Government Money Market	2,912,327	(75,137)	1,688	—	(335,150)	(3,306)	(335,670)	1,858,144	1,185,706	1,110,569	4,022,896
Oil & Gas	283,197	(122,625)	—	—	(1,834)	(546)	(9,340)	(14,307)	(26,027)	(148,652)	134,545
NASDAQ-100	685,380	149,161	1,148	—	—	—	(41,659)	(178,852)	(219,363)	(70,202)	615,178
Pharmaceuticals	83,608	5,050	841	—	(26,620)	—	(349)	1,403	(24,725)	(19,675)	63,933
Precious Metals	725,931	133,342	17	—	(305,796)	(9,651)	(56,273)	(41,544)	(413,247)	(279,905)	446,026
Real Estate	250,321	(2,364)	—	—	(21,091)	(7,281)	(5,280)	(122,423)	(156,075)	(158,439)	91,882
Rising Rates Opportunity	36,098	(9,713)	—	—	(4,603)	—	(2,619)	(5)	(7,227)	(16,940)	19,158
Semiconductor	112,770	40,082	—	—	(19,764)	—	(4,488)	16,103	(8,149)	31,933	144,703
Short Dow 30	2,821	(65,329)	—	—	—	(354)	(12,542)	85,048	72,152	6,823	9,644
Short Emerging Markets	—	—	—	—	—	—	—	—	—	—	—
Short International	7,613	(1,439)	—	—	—	—	(41)	—	(41)	(1,480)	6,133
Short Mid-Cap	3,007	(770)	2	—	—	(355)	—	—	(353)	(1,123)	1,884
Short NASDAQ-100	243	(1,774)	—	—	—	(165)	—	5,101	4,936	3,162	3,405
Short Small-Cap	5,715	(37,158)	—	—	—	(328)	(4,503)	39,792	34,961	(2,197)	3,518
Small-Cap	284,232	21,206	983	—	—	—	(12,763)	(105,426)	(117,206)	(96,000)	188,232
Small-Cap Growth	221,210	(7,154)	7	—	(11,167)	—	(5,948)	40,442	23,334	16,180	237,390
Small-Cap Value	97,219	5,420	—	—	—	—	(6,374)	109,601	103,227	108,647	205,866
Technology	321,408	179,864	—	—	(4,921)	(3,250)	(41,554)	52,472	2,747	182,611	504,019
Telecommunications	5,006	286	384	—	—	—	(1,204)	1,428	608	894	5,900
U.S. Government Plus	147,073	8,049	—	—	(6,426)	(2,628)	(42,862)	293,212	241,296	249,345	396,418
UltraBull	593,749	161,428	13,373	—	(13,987)	(3,638)	(26,561)	264,302	233,489	394,917	988,666
UltraMid-Cap	412,736	144,915	12,945	—	(36,884)	(19,539)	(17,525)	151,743	90,740	235,655	648,391
UltraNASDAQ-100	466,110	430,018	12,876	—	(10,567)	(128,824)	(30,464)	143,109	(13,870)	416,148	882,258
UltraShort Dow 30	1,890	(947)	—	—	—	—	—	(2)	(2)	(949)	941
UltraShort NASDAQ-100	2,212	(1,622)	—	—	—	—	—	—	—	(1,622)	590
UltraSmall-Cap	139,999	190,015	14,029	—	(7,045)	(4,538)	(15,947)	93,261	79,760	269,775	409,774
Utilities	87,157	(13,939)	823	—	—	—	(12,858)	54,106	42,071	28,132	115,289

The accompanying notes are an integral part of these financial statements

25

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	5,651,543	1,001,126	141,336	(661)	(249,164)	(130,568)	(96,176)	345,902	10,669	1,011,795	6,663,338
Emerging Markets Fund	1,622,587	192,877	12,507	(2,377)	(128,162)	(11,775)	(100,541)	(48,178)	(278,526)	(85,649)	1,536,938
Emerging Markets Bond Fund	461,861	65,449	3,683	—	(32,880)	—	(9,379)	66,080	27,504	92,953	554,814
Janus Henderson Series
Global Technology and Innovation Portfolio	5,605,246	3,327,272	2,129,217	—	(634,289)	(363,476)	(218,440)	1,231,720	2,144,732	5,472,004	11,077,250
Overseas Portfolio	488,302	97,561	174,825	—	(31,416)	(23,604)	(6,835)	(42,534)	70,436	167,997	656,299
Research Portfolio	536,101	108,331	57,890	—	(58,619)	(73,720)	(7,953)	(566)	(82,968)	25,363	561,464
Enterprise Services Portfolio	24,865,839	4,710,609	3,888,477	—	(652,959)	(831,291)	(694,857)	(363,731)	1,345,639	6,056,248	30,922,087
Global Research Portfolio	969,267	152,022	149,839	—	(11,951)	(2,587)	(5,687)	(161,627)	(32,013)	120,009	1,089,276
Mid Cap Value Portfolio	3,477,494	(90,048)	557,810	—	(89,278)	(111,863)	(110,921)	(64,473)	181,275	91,227	3,568,721
Balanced Portfolio	41,323,181	5,448,736	10,188,433	—	(814,237)	(980,112)	(1,735,491)	1,732,353	8,390,946	13,839,682	55,162,863
Flexible Bond Portfolio	6,994,524	752,984	1,061,252	—	(31,043)	(135,964)	(185,956)	1,193,714	1,902,003	2,654,987	9,649,511
PIMCO Variable Insurance Trust
Total Return Portfolio	50,056,375	3,066,331	3,137,847	4,281	(3,258,962)	(1,711,941)	(1,862,184)	(2,877,390)	(6,568,349)	(3,502,018)	46,554,357
Low Duration Portfolio	25,289,738	426,455	5,092,837	—	(1,780,966)	(2,176,299)	(1,055,837)	2,916,623	2,996,358	3,422,813	28,712,551
High Yield Portfolio	11,878,657	269,012	1,735,982	(156)	(420,877)	(455,599)	(303,023)	(2,522,092)	(1,965,765)	(1,696,753)	10,181,904
Real Return Portfolio	21,521,058	2,132,877	1,931,292	—	(693,395)	(1,188,993)	(809,756)	1,119,385	358,533	2,491,410	24,012,468
All Asset Portfolio	4,350,224	181,977	167,586	—	(103,309)	(492,692)	(69,046)	(95,762)	(593,223)	(411,246)	3,938,978
Global Managed Asset Allocation Portfolio	569,726	111,775	286,832	—	(51,633)	—	(22,544)	(1,088)	211,567	323,342	893,068
Short-Term Portfolio	44,795,827	991,327	12,226,037	—	(3,007,438)	(2,898,617)	(2,538,506)	8,201,600	11,983,076	12,974,403	57,770,230
Emerging Markets Bond Portfolio	1,987,562	115,301	214,563	—	(60,612)	(19,533)	(34,844)	973	100,547	215,848	2,203,410
Global Bond Opportunities Portfolio	351,738	8,388	474	—	—	(122,571)	(559)	(51,810)	(174,466)	(166,078)	185,660
Commodity Real Return Strategy Portfolio	5,244,209	(24,071)	217,607	—	(150,245)	(270,718)	(158,631)	74,077	(287,910)	(311,981)	4,932,228
International Bond (USD-Hedged) Portfolio	2,017,025	87,861	382,666	—	(53,150)	(81,837)	(59,621)	62,515	250,573	338,434	2,355,459
Dynamic Bond Adv Portfolio	2,574,903	62,852	274,686	—	(57,503)	(103,440)	(67,144)	(350,642)	(304,043)	(241,191)	2,333,712
Income Advisor Portfolio	34,058,314	401,550	4,435,049	—	(729,768)	(294,001)	(2,060,588)	(7,060,169)	(5,709,477)	(5,307,927)	28,750,387
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	1,622,180	8,283	8,022	(1,570)	(49,553)	(15,212)	(43,859)	(186,566)	(288,738)	(280,455)	1,341,725
Large Cap Value Fund	245,289	4,576	7,457	—	(10,307)	—	(3,984)	(3,619)	(10,453)	(5,877)	239,412
Mid Cap Value Fund	3,256,746	282,509	17,565	23	(241,983)	(22,576)	(79,101)	345,336	19,264	301,773	3,558,519
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	991,797	285,826	5,745	—	(24,358)	(3,221)	(18,803)	(245,564)	(286,201)	(375)	991,422
AMT Mid Cap Intrinsic Value Portfolio	347,181	(78,642)	2,499	—	(424)	—	(3,026)	(145,173)	(146,124)	(224,766)	122,415
BNY Mellon Variable Investment Fund
Appreciation Portfolio	357,379	56,923	402	—	(44,384)	—	(15,175)	(22,223)	(81,380)	(24,457)	332,922
International Value Portfolio	12,552	(2,146)	—	—	—	—	(2,914)	(7,492)	(10,406)	(12,552)	—
Sustainable U.S. Equity Portfolio	55,040	827	450	—	(18,694)	—	(1,984)	(6,877)	(27,105)	(26,278)	28,762
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	591,115	(15,841)	63	—	(40,688)	(1,385)	(16,772)	(11,280)	(70,062)	(85,903)	505,212
Value Opportunities Fund	25,814	527	—	—	—	—	(510)	(6)	(516)	11	25,825
American Value Fund	157,644	(10,279)	—	—	(12,476)	—	(11,355)	(3,285)	(27,116)	(37,395)	120,249
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	63,483	(748)	—	—	(23,126)	—	(3,713)	(795)	(27,634)	(28,382)	35,101
Emerging Markets Equity Portfolio	209,484	21,109	188	—	(12,979)	—	(11,388)	17,495	(6,684)	14,425	223,909
Discovery Portfolio	82,756	117,265	—	—	—	—	(6,673)	(1,235)	(7,908)	109,357	192,113
U.S. Real Estate Portfolio	121,382	(23,000)	229	—	(4,208)	(4,155)	(1,372)	(14,631)	(24,137)	(47,137)	74,245

The accompanying notes are an integral part of these financial statements

26

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Northern Lights Variable Trust
Power Income Fund	819,116	(58,650)	6,332	—	(48,027)	(166)	(8,651)	(83,782)	(134,294)	(192,944)	626,172
Power Dividend Index Fund	8,225,059	(561,325)	35,663	—	(24,062)	(6,962)	(50,857)	(6,697,526)	(6,743,744)	(7,305,069)	919,990
AB Variable Products Series
Dynamic Asset Allocation Portfolio	3,039,410	133,459	151,436	—	(16,498)	(5,251)	(102,520)	130,881	158,048	291,507	3,330,917
Small Cap Growth Portfolio	68,815	6,435	—	—	—	—	(2,412)	(48,341)	(50,753)	(44,318)	24,497
Small Mid Cap Value Portfolio	2,957,126	82,684	197,035	—	(121,537)	(79,966)	(51,065)	(74,201)	(129,734)	(47,050)	2,910,076
BlackRock Variable Series Fund, Inc.
Basic Value Fund	3,350,527	(104,956)	398,345	—	(69,923)	(533,079)	(42,066)	(257,539)	(504,262)	(609,218)	2,741,309
Capital Appreciation Fund	920,991	355,238	5,878	—	(9,451)	(39,460)	(14,784)	30,622	(27,195)	328,043	1,249,034
Equity Dividend Fund	16,238,995	607,027	1,911,330	—	(419,525)	(550,836)	(509,699)	2,531,071	2,962,341	3,569,368	19,808,363
Global Allocation Fund	14,718,867	2,704,640	1,392,564	—	(344,505)	(1,097,836)	(357,647)	(496,964)	(904,388)	1,800,252	16,519,119
Advantage Large Cap Core Fund	675,815	53,180	35,508	—	(8,413)	(66,531)	(6,905)	(168,145)	(214,486)	(161,306)	514,509
Large Cap Focus Growth Fund	7,798,946	3,850,082	1,562,629	—	(215,386)	(446,361)	(152,559)	706,007	1,454,330	5,304,412	13,103,358
60/40 Target Allocation ETF Fund	3,443,481	695,440	2,263,065	—	(392,057)	(195,311)	(52,036)	222,551	1,846,212	2,541,652	5,985,133
Total Return Portfolio	1,101,828	86,543	300,084	—	—	—	(20,414)	96,091	375,761	462,304	1,564,132
S&P 500 Portfolio	1,335,784	264,504	159,268	—	(11,348)	—	(16,930)	50,803	181,793	446,297	1,782,081
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	3,895,613	803,722	661,062	—	(308,926)	(229,232)	(79,639)	34,195	77,460	881,182	4,776,795
Dividend Opportunity Portfolio	4,140,119	(20,061)	709,809	—	(53,795)	(217,432)	(106,702)	(218,336)	113,544	93,483	4,233,602
Emerging Markets Bond Portfolio	7,190,869	305,948	77,422	—	(175,198)	(415,403)	(229,650)	(289,485)	(1,032,314)	(726,366)	6,464,503
High Yield Portfolio	4,594,476	158,780	445,202	—	(108,948)	(180,987)	(167,198)	126,082	114,151	272,931	4,867,407
Select Large-Cap Value Portfolio	1,362,084	(56,138)	178,440	—	(42,497)	(663,858)	(7,824)	(41,065)	(576,804)	(632,942)	729,142
Seligman Global Tech Portfolio	2,505,080	1,572,469	1,640,126	—	(141,636)	(160,903)	(61,261)	(264,551)	1,011,775	2,584,244	5,089,324
US Government Mortgage Portfolio	690,202	42,216	1,420,587	—	(9,944)	(105,059)	(34,455)	290,477	1,561,606	1,603,822	2,294,024
Strategic Income Portfolio	—	4,802	79,137	—	—	(4,462)	(2,347)	180,413	252,741	257,543	257,543
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	29,072,836	5,322,655	6,534,011	—	(170,562)	(2,275,901)	(548,702)	(838,178)	2,700,668	8,023,323	37,096,159
Small Cap Index Portfolio	5,275,493	1,031,332	854,110	—	(131,849)	(139,941)	(71,663)	(416,757)	93,900	1,125,232	6,400,725
Alternative Asset Allocation Portfolio	1,446,683	17,528	13,279	—	(160,345)	(86,564)	(39,766)	(6,020)	(279,416)	(261,888)	1,184,795
Global Small Cap Portfolio	411,529	58,554	30,004	—	(48,162)	(14,724)	(9,701)	(69,516)	(112,099)	(53,545)	357,984
Small Mid Cap Value Portfolio	5,248,149	(185,694)	248,833	—	(95,752)	(236,177)	(122,740)	121,147	(84,689)	(270,383)	4,977,766
CROCI US Portfolio	265,919	(43,259)	—	—	(29,661)	(37,925)	(9,943)	23,667	(53,862)	(97,121)	168,798
Eaton Vance Variable Trust
Floating Rate Income Portfolio	24,554,913	(324,114)	1,341,768	—	(1,140,984)	(1,045,629)	(717,698)	(5,468,453)	(7,030,996)	(7,355,110)	17,199,803
Delaware Variable Insurance Portfolios
Total Return Portfolio	411,863	(8,387)	—	—	—	(16,668)	(11,073)	(40,138)	(67,879)	(76,266)	335,597
International Portfolio	1,408,252	36,743	12,155	—	(78,066)	62	(12,897)	(238,029)	(316,775)	(280,032)	1,128,220
Opportunity Portfolio	11,982,424	931,740	166,798	—	(331,630)	(679,778)	(236,830)	(384,722)	(1,466,162)	(534,422)	11,448,002
Covered Call Strategy Portfolio	133,172	(4,593)	—	—	(593)	—	(971)	(127,015)	(128,579)	(133,172)	—
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	7,147,158	(461,055)	312,032	—	(151,781)	(380,040)	(201,783)	(10,834)	(432,406)	(893,461)	6,253,697
Income Fund	23,159,363	(302,960)	2,474,737	—	(655,314)	(1,137,709)	(941,549)	(924,489)	(1,184,324)	(1,487,284)	21,672,079

The accompanying notes are an integral part of these financial statements

27

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Global Bond Fund	31,244,957	(2,027,425)	2,574,548	—	(612,318)	(1,559,202)	(896,989)	486,994	(6,967)	(2,034,392)	29,210,565
Foreign Fund	37,432,029	(809,988)	2,727,647	—	(809,104)	(1,993,857)	(987,328)	833,405	(229,237)	(1,039,225)	36,392,804
Developing Markets Fund	3,721,215	457,228	141,367	—	(152,845)	(190,847)	(150,705)	(286,509)	(639,539)	(182,311)	3,538,904
Mutual Global Discovery Fund	7,050,017	(484,586)	636,830	—	(120,632)	(519,816)	(122,053)	(451,753)	(577,424)	(1,062,010)	5,988,007
Rising Dividends Fund	21,134,814	2,690,813	1,947,156	—	(494,320)	(2,166,662)	(534,095)	(1,111,296)	(2,359,217)	331,596	21,466,410
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	4,602,673	428,520	20,144	—	(446,831)	(366,546)	(150,434)	(136,655)	(1,080,322)	(651,802)	3,950,871
Balanced Portfolio	7,972,759	879,130	158,559	—	(395,932)	(230,971)	(350,002)	(578,718)	(1,397,064)	(517,934)	7,454,825
Global Equity Income Portfolio	1,212,070	17,654	4,654	—	(49,943)	(126,539)	(11,325)	47,311	(135,842)	(118,188)	1,093,882
Energy Portfolio	1,459,571	(442,164)	71,440	—	(37,045)	(30,209)	(17,561)	(203,361)	(216,736)	(658,900)	800,671
Global Bond Portfolio	1,093,855	42,275	111,854	—	(8,096)	(240,321)	(41,504)	86,022	(92,045)	(49,770)	1,044,085
Natural Resources Portfolio	858,039	(105,373)	83,149	—	(26,627)	(53,483)	(24,192)	(92,582)	(113,735)	(219,108)	638,931
Growth Portfolio	3,490,002	1,023,092	866,114	—	(82,329)	(26,649)	(46,377)	(859,834)	(149,075)	874,017	4,364,019
High Income Portfolio	13,827,906	525,607	713,441	—	(310,461)	(704,291)	(374,443)	381,848	(293,906)	231,701	14,059,607
International Core Equity Portfolio	7,688,531	409,456	506,065	—	(299,097)	(299,622)	(128,026)	(101,526)	(322,206)	87,250	7,775,781
Global Growth Portfolio	853,071	152,227	650	—	(4,653)	—	(12,338)	(76,310)	(92,651)	59,576	912,647
Mid Cap Growth Portfolio	7,345,062	3,713,789	1,926,609	—	(238,897)	(398,018)	(158,153)	777,682	1,909,223	5,623,012	12,968,074
Science and Technology Portfolio	11,002,776	4,011,965	2,450,721	—	(327,300)	(343,002)	(267,401)	(358,313)	1,154,705	5,166,670	16,169,446
Small Cap Growth Portfolio	6,262,869	1,696,609	456,079	—	(156,156)	(242,628)	(123,280)	(1,013,684)	(1,079,669)	616,940	6,879,809
Small Cap Core Portfolio	12,108,958	542,354	1,018,197	—	(355,651)	(357,973)	(220,520)	(443,467)	(359,414)	182,940	12,291,898
Lazard Retirement Series, Inc.
International Equity Portfolio	1,066,624	86,052	83,323	—	(19,615)	(37,409)	(24,168)	6,752	8,883	94,935	1,161,559
Global Dynamic Multi Asset Portfolio	1,423,630	3,159	4,045	—	(62,353)	(91,280)	(35,987)	92,765	(92,810)	(89,651)	1,333,979
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	1,216,548	72,410	250,486	—	—	(46,481)	(45,886)	1,581	159,700	232,110	1,448,658
ClearBridge Variable Mid Cap Portfolio	8,962,113	1,302,358	1,144,512	—	(150,306)	(407,093)	(211,186)	(304,800)	71,127	1,373,485	10,335,598
ClearBridge Variable Dividend Strategy Portfolio	22,541,018	1,012,705	3,581,203	—	(667,929)	(258,365)	(1,371,287)	5,212,356	6,495,978	7,508,683	30,049,701
ClearBridge Variable Small Cap Growth Portfolio	4,103,400	1,485,182	625,039	—	(142,604)	(55,704)	(131,896)	(687,930)	(393,095)	1,092,087	5,195,487
ClearBridge Variable Aggressive Growth Portfolio	1,094,690	121,357	500	—	(8,139)	(12,005)	(13,498)	(194,163)	(227,305)	(105,948)	988,742
Western Asset Variable Core Bond Plus Portfolio	68,641,263	4,882,218	11,887,691	—	(1,179,446)	(3,682,934)	(2,365,943)	(4,593,312)	66,056	4,948,274	73,589,537
ClearBridge Variable Large Cap Growth Portfolio	14,416,052	4,325,543	3,297,775	—	(295,529)	(854,202)	(398,457)	(1,390,580)	359,007	4,684,550	19,100,602
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	430,218	(40,803)	3,218	—	(2,509)	—	(7,546)	23,303	16,466	(24,337)	405,881
Pioneer Variable Contracts Trust
Fund Portfolio	688,984	152,498	24	—	—	(29,050)	(1,885)	10,716	(20,195)	132,303	821,287
Bond Portfolio	46,394,735	3,139,874	6,222,746	—	(1,062,031)	(2,946,989)	(1,458,799)	(448,495)	306,432	3,446,306	49,841,041
Strategic Income Portfolio	13,237,496	743,484	1,328,282	—	(225,112)	(736,793)	(418,767)	(253,389)	(305,779)	437,705	13,675,201
Equity Income Portfolio	13,842,968	(372,451)	731,983	—	(300,167)	(578,431)	(306,267)	(357,847)	(810,729)	(1,183,180)	12,659,788
High Yield Portfolio	1,231,954	(12,569)	4,959	—	(1,931)	(140,111)	(31,173)	(17,250)	(185,506)	(198,075)	1,033,879
Prudential Series Funds
Jennison 20/20 Focus Portfolio	395,034	109,542	5	—	—	—	(5,085)	(14,016)	(19,096)	90,446	485,480
Natural Resources Portfolio	890,071	52,726	19,402	—	(14,944)	(9,912)	(23,952)	(349,137)	(378,543)	(325,817)	564,254
SP Prudential US Emerging Growth Portfolio	370,390	109,618	9,030	—	(24,589)	(128,610)	(5,817)	(59,381)	(209,367)	(99,749)	270,641
Royce Capital Fund
Micro-Cap Portfolio	473,354	54,714	1,296	—	(2,603)	(37,079)	(2,806)	(99,739)	(140,931)	(86,217)	387,137
Small Cap Portfolio	8,893,239	(702,854)	228,300	—	(222,381)	(440,007)	(242,310)	377,364	(299,034)	(1,001,888)	7,891,351
Alps Fund
Alerian Energy Infrastructure Portfolio	1,759,551	(405,339)	170,405	—	(37,453)	(114,460)	(29,014)	260,958	250,436	(154,903)	1,604,648
Red Rocks Global Opportunity Portfolio	1,583,062	121,103	67,287	—	(62,127)	(27,424)	(43,645)	59,375	(6,534)	114,569	1,697,631

The accompanying notes are an integral part of these financial statements

28

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
American Funds IS
Asset Allocation Fund	67,128,532	8,669,887	19,016,521	—	(1,243,228)	(4,032,756)	(1,754,629)	786,404	12,772,312	21,442,199	88,570,731
Blue Chip Income and Growth Fund	33,582,903	2,312,692	4,396,609	—	(534,363)	(1,553,146)	(838,930)	(1,340,820)	129,350	2,442,042	36,024,945
Ultra-Short Bond Fund	11,045,280	(344,748)	6,967,361	—	(5,388,248)	(3,565,077)	(1,308,534)	15,295,509	12,001,011	11,656,263	22,701,543
Capital Income Builder Fund	17,233,347	406,381	1,038,214	—	(563,788)	(1,136,299)	(353,967)	99,782	(916,058)	(509,677)	16,723,670
Global Growth Fund	11,989,570	3,791,289	3,905,661	—	(196,868)	(971,442)	(244,921)	609,446	3,101,876	6,893,165	18,882,735
Global Growth and Income Fund	11,434,351	1,195,624	1,492,863	—	(80,811)	(642,713)	(228,144)	1,738,461	2,279,656	3,475,280	14,909,631
Global Small Capitalization Fund	4,652,407	1,197,908	686,321	—	(36,133)	(193,884)	(68,567)	(385,214)	2,523	1,200,431	5,852,838
Growth Fund	29,881,613	15,256,879	4,765,550	—	(831,398)	(2,097,390)	(651,586)	(1,503,887)	(318,711)	14,938,168	44,819,781
Growth-Income Fund	36,495,223	4,557,868	6,205,871	—	(1,082,561)	(2,785,802)	(815,246)	(580,768)	941,494	5,499,362	41,994,585
International Fund	7,796,962	965,111	916,902	—	(144,253)	(339,357)	(182,849)	(295,014)	(44,571)	920,540	8,717,502
International Growth and Income Fund	6,885,708	295,049	999,219	—	(192,677)	(284,051)	(147,065)	(106,380)	269,046	564,095	7,449,803
New World Fund	30,590,094	6,551,487	4,259,333	—	(606,454)	(1,475,457)	(706,668)	(2,101,177)	(630,423)	5,921,064	36,511,158
U.S. Government/AAA-Rated Securities Fund	14,512,239	1,405,887	12,953,919	—	(716,770)	(1,439,726)	(342,607)	8,485,129	18,939,945	20,345,832	34,858,071
Invesco Oppenheimer
Total Return Bond Fund	2,497,124	209,618	478,807	—	(5,847)	(111,544)	(125,695)	994,040	1,229,761	1,439,379	3,936,503
Discovery Mid Cap Growth Fund	2,537,512	1,092,615	760,531	—	(29,317)	(51,390)	(43,214)	(305,010)	331,600	1,424,215	3,961,727
Global Fund	5,016,048	1,182,976	459,984	—	(77,687)	(413,050)	(101,480)	(250,765)	(382,998)	799,978	5,816,026
International Growth Fund	11,452,452	2,609,731	3,180,235	—	(141,168)	(588,491)	(252,653)	(599,088)	1,598,835	4,208,566	15,661,018
Main Street Fund	9,695,219	794,199	703,665	—	(171,084)	(132,896)	(173,858)	(1,410,214)	(1,184,387)	(390,188)	9,305,031
Main Street Small Cap Fund	4,988,917	730,450	512,430	—	(133,062)	(390,304)	(84,672)	(324,414)	(420,022)	310,428	5,299,345
T. Rowe Price
Blue Chip Growth Portfolio	41,710,940	13,278,320	8,619,836	—	(786,361)	(2,468,928)	(962,508)	(3,711,900)	690,139	13,968,459	55,679,399
Health Sciences Portfolio	15,981,066	5,047,784	4,409,750	—	(261,805)	(565,756)	(454,784)	(283,640)	2,843,765	7,891,549	23,872,615
John Hancock Variable Insurance Trust
Financial Industries Portfolio	500,705	63,404	225,990	—	(2,541)	(2,044)	(6,519)	(993)	213,893	277,297	778,002
Fundamental All Cap Core Portfolio	77,274	19,642	—	—	—	—	—	(443)	(443)	19,199	96,473
Select Bond Portfolio	159,157	13,805	21,040	—	(52,318)	(13,578)	(17,959)	206,974	144,159	157,964	317,121
Strategic Income Opportunities Portfolio	282,324	35,288	84,160	—	—	—	(15,196)	60,064	129,028	164,316	446,640
Federated Hermes
High Income Bond Portfolio	346,785	24,199	183,257	—	—	(72,945)	(7,074)	(52,028)	51,210	75,409	422,194
Kaufmann Portfolio	740,188	627,663	1,455,255	—	(10,898)	—	(21,647)	1,289,927	2,712,637	3,340,300	4,080,488
Managed Volatility Portfolio	25,983	4,271	38,001	—	—	—	(594)	1,133	38,540	42,811	68,794

The accompanying notes are an integral part of these financial statements

29

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$11,296,135	$47,037	$92,107	$(558)	$(870,372)	$(108,952)	$(300,772)	$(3,764,908)	$(4,953,455)	$(4,906,418)	$6,389,717
High Income Portfolio	4,109,077	904,186	1,516,557	(886)	(316,988)	(1,001,555)	(327,879)	7,177,175	7,046,424	7,950,610	12,059,687
Equity-Income Portfolio	6,570,148	1,605,583	300,652	(65)	(844,201)	(61,934)	(175,289)	(228,028)	(1,008,865)	596,718	7,166,866
Growth Portfolio	6,756,009	1,994,019	177,410	(232)	(801,289)	(60,256)	(371,555)	35,013	(1,020,909)	973,110	7,729,119
Overseas Portfolio	5,760,737	1,425,246	96,203	(1,210)	(614,125)	(64,104)	(242,992)	205,619	(620,609)	804,637	6,565,374
Mid Cap Portfolio	12,880,026	2,753,533	1,450,432	(6,718)	(626,403)	(555,372)	(363,876)	(288,576)	(390,513)	2,363,020	15,243,046
Asset Manager Portfolio	988,568	163,952	286	(55)	(44,464)	(6,291)	(18,204)	100,917	32,189	196,141	1,184,709
Investment Grade Bond Portfolio	3,319,039	268,371	30,831	278	(383,822)	(16,539)	(123,577)	323,889	(168,940)	99,431	3,418,470
Index 500 Portfolio	15,222,800	4,570,088	4,286,048	(2,960)	(1,658,256)	(180,712)	(416,957)	(269,047)	1,758,116	6,328,204	21,551,004
Contrafund Portfolio	26,061,685	7,603,396	4,188,399	(8,500)	(1,298,974)	(674,588)	(930,904)	(1,080,950)	194,483	7,797,879	33,859,564
Asset Manager: Growth Portfolio	692,215	139,551	23,876	(471)	(35,162)	—	(46,319)	24,328	(33,748)	105,803	798,018
Balanced Portfolio	2,415,987	544,284	17,729	(90)	(197,482)	(42,982)	(97,761)	354,946	34,360	578,644	2,994,631
Growth & Income Portfolio	1,369,397	416,068	22,748	(244)	(60,484)	(42,572)	(45,948)	7,506	(118,994)	297,074	1,666,471
Growth Opportunities Portfolio	2,202,365	1,026,432	1,370,171	—	(735,611)	(16,875)	(73,544)	1,121,830	1,665,971	2,692,403	4,894,768
Value Strategies Portfolio	3,481,341	1,117,073	475,161	(27)	(79,061)	(228,265)	(86,810)	(467,348)	(386,350)	730,723	4,212,064
Strategic Income Portfolio	9,340,409	883,435	2,118,504	—	(498,181)	(468,001)	(399,836)	914,100	1,666,586	2,550,021	11,890,430
Emerging Markets Portfolio	3,145,115	867,411	527,790	—	(130,077)	(56,441)	(132,675)	(135,470)	73,127	940,538	4,085,653
Real Estate Portfolio	13,743,142	2,997,518	3,604,600	—	(580,427)	(672,948)	(532,239)	648,297	2,467,283	5,464,801	19,207,943
Funds Manager 50% Portfolio	3,305,990	616,378	1,886,565	—	(28,214)	—	(105,139)	(144,030)	1,609,182	2,225,560	5,531,550
Funds Manager 70% Portfolio	2,187,534	505,912	704,309	—	(6,693)	(84,411)	(70,102)	(21,005)	522,098	1,028,010	3,215,544
Funds Manager 85% Portfolio	881,870	200,203	254,803	—	(350,600)	—	(46,834)	17,838	(124,793)	75,410	957,280
Government Money Market Portfolio Service Class 2	2,550,426	15,416	103,232	—	(260,531)	(536,771)	(179,605)	2,090,184	1,216,509	1,231,925	3,782,351
American Century Variable Portfolios, Inc.
Balanced Fund	1,243,684	223,286	359,218	(23)	(99,799)	(64,066)	(37,197)	5,574	163,707	386,993	1,630,677
Capital Appreciation Fund	1,560,985	554,041	11,534	475	(71,680)	(6,233)	(26,341)	314,002	221,757	775,798	2,336,783
International Fund	2,900,218	744,711	20,846	(4,373)	(277,746)	(88,302)	(121,477)	478,768	7,716	752,427	3,652,645
Value Fund	49,039,862	12,659,252	8,849,608	(4,040)	(2,404,823)	(2,574,519)	(1,491,383)	(236,545)	2,138,298	14,797,550	63,837,412
Disciplined Core Value Fund	1,478,926	305,139	286,700	510	(199,479)	(19,205)	(51,163)	(14,431)	2,932	308,071	1,786,997
Inflation Protection Fund	5,679,743	406,676	602,025	(214)	(570,441)	(200,079)	(251,604)	(195,724)	(616,037)	(209,361)	5,470,382
Large Company Value Fund	431,595	124,055	5,502	—	(13,823)	(23,831)	(28,445)	86,909	26,312	150,367	581,962
Mid Cap Value Fund	20,178,339	5,765,154	5,900,733	387	(1,122,668)	(593,643)	(978,216)	(159,648)	3,046,945	8,812,099	28,990,438
Ultra Fund	4,360,242	1,258,106	358,216	—	(312,483)	(79,212)	(194,225)	(543,506)	(771,210)	486,896	4,847,138
MFS Variable Insurance Trust
Research Series	544,784	149,489	491	—	(4,597)	—	(13,318)	(152,506)	(169,930)	(20,441)	524,343
Growth Series	1,590,189	618,713	14,776	382	(192,372)	(2,604)	(26,478)	274,949	68,653	687,366	2,277,555
Investors Trust Series	247,965	72,148	4,930	631	(2,851)	(3,689)	(14,284)	8,119	(7,144)	65,004	312,969
New Discovery Series	3,381,752	1,446,431	1,122,084	291	(197,659)	(124,802)	(129,331)	269,798	940,381	2,386,812	5,768,564
Corporate Bond Portfolio	3,009,012	381,275	1,044,254	—	(147,437)	(34,398)	(148,971)	(106,781)	606,667	987,942	3,996,954
Emerging Markets Equity Portfolio	2,677,402	560,903	1,117,841	—	(96,554)	(110,942)	(52,072)	(129,083)	729,190	1,290,093	3,967,495
Technology Portfolio	3,062,555	1,088,325	827,453	—	(170,084)	(54,488)	(153,533)	(63,826)	385,522	1,473,847	4,536,402
Global Tactical Allocation Portfolio	1,019,727	135,123	102,521	—	(35,302)	(21,834)	(45,417)	207,904	207,872	342,995	1,362,722
International Intrinsic Value Portfolio	11,345,060	2,772,095	2,544,044	—	(446,210)	(328,216)	(415,716)	(592,458)	761,444	3,533,539	14,878,599
Utilities Series Portfolio	8,005,693	1,960,969	1,744,015	—	(255,083)	(226,289)	(297,136)	89,847	1,055,354	3,016,323	11,022,016
Blended Research Core Equity Portfolio	2,091,274	510,041	194,734	—	(14,539)	(139,484)	(21,543)	(798,188)	(779,020)	(268,979)	1,822,295
Global Real Estate Portfolio	—	9,896	240,595	—	—	—	(1,497)	88,184	327,282	337,178	337,178

The accompanying notes are an integral part of these financial statements

30

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	1,418,592	291,932	50,482	—	(58,355)	(15,517)	(38,919)	4,197	(58,112)	233,820	1,652,412
Mid-Cap Stock Portfolio	2,017,140	402,397	37,714	(1,020)	(165,649)	(45,961)	(80,339)	(96,623)	(351,878)	50,519	2,067,659
International Opportunities Portfolio	5,854,396	650,258	23,734	122	(322,007)	(117,948)	(120,595)	(5,967,960)	(6,504,654)	(5,854,396)	—
Bond-Debenture Portfolio	17,841,186	2,194,244	3,657,965	—	(981,992)	(515,118)	(656,661)	1,472,979	2,977,173	5,171,417	23,012,603
Fundamental Equity Portfolio	1,512,416	295,932	61,915	—	(28,536)	(42,674)	(62,327)	20,795	(50,827)	245,105	1,757,521
Developing Growth Portfolio	2,539,423	603,700	552,517	—	(14,409)	(130,628)	(68,151)	(530,690)	(191,361)	412,339	2,951,762
Short Duration Income Portfolio	16,864,578	579,200	6,133,460	—	(1,700,243)	(889,050)	(895,259)	(564,729)	2,084,179	2,663,379	19,527,957
Alger Fund
LargeCap Growth Portfolio	5,649,133	1,360,000	42,789	(2,163)	(687,854)	(78,759)	(170,248)	(486,599)	(1,382,834)	(22,834)	5,626,299
MidCap Growth Portfolio	3,315,112	954,979	40,023	(506)	(279,943)	(43,401)	(129,396)	544,407	131,184	1,086,163	4,401,275
Capital Appreciation Portfolio	3,107,490	924,610	41,060	—	(425,734)	(2,561)	(53,055)	(72,589)	(512,879)	411,731	3,519,221
SmallCap Growth Portfolio	640,494	174,362	1,203	421	(44,561)	—	(5,503)	(41,346)	(89,786)	84,576	725,070
Capital Appreciation Portfolio Class S	35,116,472	10,740,212	3,194,333	—	(1,536,309)	(1,878,558)	(1,231,912)	(1,661,975)	(3,114,421)	7,625,791	42,742,263
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	1,951,529	596,895	132,200	291	(18,648)	(978)	(65,460)	169,951	217,356	814,251	2,765,780
S&P 500 Index Portfolio	1,335,229	356,153	9,860	—	(174,315)	(15,560)	(42,618)	(24,355)	(246,988)	109,165	1,444,394
SRI Balanced Portfolio	256,115	83,273	315,576	—	—	—	(6,490)	320,831	629,917	713,190	969,305
Invesco Variable Insurance Funds
Technology Fund	887,568	303,096	13,495	198	(35,594)	(8,433)	(17,636)	55,539	7,569	310,665	1,198,233
Managed Volatility Fund	856,720	138,779	8,139	—	(17,248)	(21,241)	(19,077)	(60,051)	(109,478)	29,301	886,021
Diversified Dividend Fund	716,583	168,467	6,291	(25)	(68,513)	—	(19,323)	1,160	(80,410)	88,057	804,640
Health Care Fund	1,474,378	424,541	11,322	(30)	(154,979)	(16,003)	(31,183)	(13,049)	(203,922)	220,619	1,694,997
Global Real Estate Fund	168,990	40,853	202	—	(18,577)	(33,644)	(18,534)	132,021	61,468	102,321	271,311
International Growth Fund	153,261	40,668	—	—	(18,059)	(6,522)	(28,334)	172,821	119,906	160,574	313,835
Mid Cap Core Equity Fund	220,938	50,712	848	—	(10,889)	(5,463)	(18,602)	57,894	23,788	74,500	295,438
J.P. Morgan Series Trust II
Core Bond Portfolio	3,189,953	160,387	23,337	(1,146)	(417,373)	(79,643)	(96,319)	(700,194)	(1,271,338)	(1,110,951)	2,079,002
Small Cap Core Portfolio	1,781,995	406,518	20,144	(55)	(160,002)	(8,694)	(62,613)	209,970	(1,250)	405,268	2,187,263
Rydex Variable Trust
Nova Fund	701,253	274,083	6,368	291	(38,576)	(9,919)	(5,543)	(80,729)	(128,108)	145,975	847,228
NASDAQ-100 Fund	1,057,358	337,938	7,709	—	(53,347)	(11,499)	(13,234)	15,952	(54,419)	283,519	1,340,877
U.S. Government Money Market Fund	445,354	(999)	1	—	(56,614)	(22,372)	(22,955)	(218,384)	(320,324)	(321,323)	124,031
Inverse S&P 500 Strategy Fund	57,051	(13,446)	60	—	—	(201)	(1,074)	(732)	(1,947)	(15,393)	41,658
Inverse NASDAQ-100 Strategy Fund	49,606	(14,523)	5,133	—	—	(6,295)	(206)	2,072	704	(13,819)	35,787
Inverse Government Long Bond Strategy Fund	36,479	(4,088)	—	—	—	—	(290)	(20,903)	(21,193)	(25,281)	11,198
Government Long Bond 1.2x Strategy	155,464	58,494	49	—	(35,352)	(3,871)	(13,565)	(36,550)	(89,289)	(30,795)	124,669
NASDAQ-100 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—	—	—	—	—	—	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	5,377,373	1,187,872	207,681	—	(191,220)	(119,046)	(233,674)	(170,429)	(506,688)	681,184	6,058,557
S&P 500 Pure Growth Fund	3,449,466	854,677	527,095	—	(99,581)	(274,077)	(98,600)	(68,464)	(13,627)	841,050	4,290,516
S&P MidCap 400 Pure Growth Fund	1,402,480	195,111	24,660	—	(23,733)	(9,247)	(31,168)	27,305	(12,183)	182,928	1,585,408
Guggenheim Variable Insurance Funds
Long Short Equity Fund	617,103	31,467	164,239	421	(6,171)	(8,329)	(17,608)	44,154	176,706	208,173	825,276
Multi-Hedge Strategies Fund	2,257,538	78,733	87,797	—	(87,013)	(249,289)	(81,341)	(1,252)	(331,098)	(252,365)	2,005,173
Global Managed Futures Strategy Fund	392,483	6,613	5,891	—	(2,641)	(11,762)	(25,275)	1,917	(31,870)	(25,257)	367,226
Small Cap Value Fund	2,355,101	485,028	246,086	—	(89,132)	(21,476)	(105,162)	(122,720)	(92,404)	392,624	2,747,725

The accompanying notes are an integral part of these financial statements

31

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
ProFunds VP
Access VP High Yield Fund	258,731	19,566	41	—	(11,952)	(18,320)	(10,710)	(92,069)	(133,010)	(113,444)	145,287
Asia 30	60,652	8,504	—	—	(997)	(2,071)	(2,743)	6,502	691	9,195	69,847
Banks	43,616	13,610	1	—	—	(2,926)	(2,278)	363	(4,840)	8,770	52,386
Basic Materials	42,888	5,150	2	—	(11,266)	(9,970)	(1,836)	1	(23,069)	(17,919)	24,969
Bear	87,088	(20,400)	198	—	(9,081)	(3,377)	(1,916)	2,027	(12,149)	(32,549)	54,539
Biotechnology	321,578	36,514	454	—	(36,264)	(17,262)	(16,031)	30,080	(39,023)	(2,509)	319,069
Bull	687,801	218,722	1,298	—	(51,168)	(34,205)	(69,003)	571,107	418,029	636,751	1,324,552
Consumer Goods	76,661	24,387	487	—	(6,548)	—	(8,244)	57,771	43,466	67,853	144,514
Consumer Services	123,818	28,477	27	—	(32,625)	(1,767)	(10,570)	7,684	(37,251)	(8,774)	115,044
Dow 30	151,386	25,401	—	—	—	—	(6,750)	(30,037)	(36,787)	(11,386)	140,000
Emerging Markets	71,589	11,944	—	—	(9,142)	—	(5,465)	(7,984)	(22,591)	(10,647)	60,942
Europe 30	70,156	9,990	2	—	(11,157)	—	(3,702)	(1)	(14,858)	(4,868)	65,288
Falling U.S. Dollar	32,846	(1,387)	1	—	—	—	(2,781)	(1)	(2,781)	(4,168)	28,678
Financials	49,249	11,352	—	—	(2,379)	—	(2,265)	17,078	12,434	23,786	73,035
Health Care	490,365	54,291	30	—	(16,246)	(109,338)	(18,234)	(90,340)	(234,128)	(179,837)	310,528
Industrials	110,012	32,060	106	—	(5,371)	(13,950)	(8,084)	72,920	45,621	77,681	187,693
International	44,929	7,148	—	—	—	—	(6,686)	(1)	(6,687)	461	45,390
Internet	385,249	62,002	444	—	(31,313)	(73,445)	(11,137)	(63,728)	(179,179)	(117,177)	268,072
Japan	47,826	7,628	—	—	(2,096)	(12,496)	(645)	(1,366)	(16,603)	(8,975)	38,851
Large-Cap Growth	740,051	178,070	585	—	(31,079)	—	(43,245)	24,293	(49,446)	128,624	868,675
Large-Cap Value	439,372	100,073	482	—	(10,197)	—	(18,483)	58,943	30,745	130,818	570,190
Mid-Cap	2,630,056	275,135	1,604	—	(74,578)	—	(92,896)	238,306	72,436	347,571	2,977,627
Mid-Cap Growth	276,021	56,287	5	—	(17,853)	(2,820)	(29,168)	15,338	(34,498)	21,789	297,810
Mid-Cap Value	114,532	21,273	—	—	(19,058)	(5,699)	(8,933)	(2,481)	(36,171)	(14,898)	99,634
Government Money Market	5,522,693	(60,519)	4,649	—	(280,641)	(527,026)	(374,001)	(1,372,828)	(2,549,847)	(2,610,366)	2,912,327
Oil & Gas	410,449	18,401	1	—	(3,471)	(37,299)	(20,091)	(84,793)	(145,653)	(127,252)	283,197
NASDAQ-100	685,118	211,033	446	—	(65,111)	(34,877)	(49,503)	(61,726)	(210,771)	262	685,380
Pharmaceuticals	112,035	12,095	456	—	—	(38,819)	(6,593)	4,434	(40,522)	(28,427)	83,608
Precious Metals	580,199	248,250	202	—	(25,889)	(87,906)	(41,397)	52,472	(102,518)	145,732	725,931
Real Estate	233,780	55,243	—	—	(3,777)	(5,907)	(12,680)	(16,338)	(38,702)	16,541	250,321
Rising Rates Opportunity	106,509	(10,413)	—	—	(704)	(2,793)	(4,095)	(52,406)	(59,998)	(70,411)	36,098
Semiconductor	33,289	24,947	1	—	—	—	(5,274)	59,807	54,534	79,481	112,770
Short Dow 30	3,664	(775)	—	—	—	—	(66)	(2)	(68)	(843)	2,821
Short Emerging Markets	—	—	—	—	—	—	—	—	—	—	—
Short International	19,689	(3,198)	1	—	(6,040)	(2,854)	(47)	62	(8,878)	(12,076)	7,613
Short Mid-Cap	3,990	(1,022)	—	—	—	—	(63)	102	39	(983)	3,007
Short NASDAQ-100	405	(121)	—	—	—	—	(42)	1	(41)	(162)	243
Short Small-Cap	20,735	(3,911)	—	—	(7,513)	(3,585)	(118)	107	(11,109)	(15,020)	5,715
Small-Cap	209,307	42,382	1	—	(51,096)	(2,695)	(22,826)	109,159	32,543	74,925	284,232
Small-Cap Growth	257,385	39,533	25	—	(18,582)	(9,392)	(15,432)	(32,327)	(75,708)	(36,175)	221,210
Small-Cap Value	86,612	16,387	31	—	—	—	(6,117)	306	(5,780)	10,607	97,219
Technology	152,767	76,703	139	—	(6,493)	(3,512)	(13,663)	115,467	91,938	168,641	321,408
Telecommunications	13,550	1,763	2	—	—	(4,735)	(5,938)	364	(10,307)	(8,544)	5,006
U.S. Government Plus	257,704	18,751	199	—	(2,110)	(30,229)	(9,719)	(87,523)	(129,382)	(110,631)	147,073
UltraBull	466,571	241,316	485	—	(45,128)	(54,136)	(9,715)	(5,644)	(114,138)	127,178	593,749
UltraMid-Cap	610,133	259,876	—	—	(26,876)	(1,360)	(16,872)	(412,165)	(457,273)	(197,397)	412,736
UltraNASDAQ-100	346,340	224,017	—	—	(69,358)	(87,511)	(14,487)	67,109	(104,247)	119,770	466,110
UltraShort Dow 30	3,200	(6,934)	1	—	—	—	—	5,623	5,624	(1,310)	1,890
UltraShort NASDAQ-100	4,703	2,617	—	—	—	—	—	(5,108)	(5,108)	(2,491)	2,212
UltraSmall-Cap	137,118	69,545	486	—	(12,128)	(42,712)	(1,105)	(11,205)	(66,664)	2,881	139,999
Utilities	78,896	21,753	1,097	—	(4,481)	(8,402)	(19,694)	17,988	(13,492)	8,261	87,157

The accompanying notes are an integral part of these financial statements

32

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	5,266,523	522,916	117,956	349	(351,436)	(76,345)	(129,484)	301,064	(137,896)	385,020	5,651,543
Emerging Markets Fund	1,457,114	410,141	17,924	133	(121,732)	(13,518)	(34,595)	(92,880)	(244,668)	165,473	1,622,587
Emerging Markets Bond Fund	492,835	58,517	5,501	—	(61,857)	(80)	(7,439)	(25,616)	(89,491)	(30,974)	461,861
Janus Henderson Series
Global Technology and Innovation Portfolio	3,437,928	1,530,270	1,113,788	—	(243,845)	(1,675)	(107,102)	(124,118)	637,048	2,167,318	5,605,246
Overseas Portfolio	395,000	97,908	15,601	—	(19,382)	—	(5,350)	4,525	(4,606)	93,302	488,302
Research Portfolio	464,875	136,378	34,203	—	(1,097)	—	(21,365)	(76,893)	(65,152)	71,226	536,101
Enterprise Services Portfolio	16,238,499	5,703,336	6,020,510	—	(1,012,503)	(1,094,077)	(595,798)	(394,128)	2,924,004	8,627,340	24,865,839
Global Research Portfolio	683,618	202,391	288,564	—	(11,486)	(178,495)	(6,952)	(8,373)	83,258	285,649	969,267
Mid Cap Value Portfolio	2,579,014	751,461	435,319	—	(232,111)	(109,661)	(149,036)	202,508	147,019	898,480	3,477,494
Balanced Portfolio	24,628,415	5,943,506	12,307,554	—	(890,938)	(1,116,750)	(1,124,952)	1,576,346	10,751,260	16,694,766	41,323,181
Flexible Bond Portfolio	5,303,727	403,872	2,172,048	—	(357,502)	(113,537)	(186,997)	(227,087)	1,286,925	1,690,797	6,994,524
GI Unconstrained Bond Portfolio	942,017	(9,473)	113	—	—	(12,643)	(240)	(919,774)	(932,544)	(942,017)	—
PIMCO Variable Insurance Trust
Total Return Portfolio	47,287,227	3,180,673	4,931,328	(6,358)	(2,960,962)	(1,668,926)	(2,026,570)	1,319,963	(411,525)	2,769,148	50,056,375
Low Duration Portfolio	24,682,261	625,999	5,597,025	—	(1,021,953)	(972,764)	(1,152,376)	(2,468,454)	(18,522)	607,477	25,289,738
High Yield Portfolio	7,294,631	1,069,806	1,512,168	41	(573,484)	(195,992)	(298,297)	3,069,784	3,514,220	4,584,026	11,878,657
Real Return Portfolio	20,301,950	1,378,083	2,658,714	—	(737,626)	(943,364)	(730,955)	(405,744)	(158,975)	1,219,108	21,521,058
All Asset Portfolio	4,586,867	436,737	41,041	—	(88,514)	(426,382)	(140,419)	(59,106)	(673,380)	(236,643)	4,350,224
Global Managed Asset Allocation Portfolio	440,541	69,801	104,616	—	(17,467)	(61,200)	(28,929)	62,364	59,384	129,185	569,726
Short-Term Portfolio	47,247,593	583,785	6,604,106	—	(2,575,487)	(3,308,057)	(2,174,326)	(1,581,787)	(3,035,551)	(2,451,766)	44,795,827
Emerging Markets Bond Portfolio	1,578,041	215,717	299,962	—	(49,564)	(36,984)	(63,922)	44,312	193,804	409,521	1,987,562
Global Bond Opportunities Portfolio	341,868	15,736	6,433	—	(5,830)	—	(12,861)	6,392	(5,866)	9,870	351,738
Commodity Real Return Strategy Portfolio	5,142,150	500,758	159,276	—	(248,664)	(283,621)	(175,360)	149,670	(398,699)	102,059	5,244,209
International Bond (USD-Hedged) Portfolio	1,539,607	90,972	448,026	—	(24,484)	(20,691)	(82,419)	66,014	386,446	477,418	2,017,025
Dynamic Bond Adv Portfolio	2,152,016	75,385	375,609	—	(48,301)	(216,117)	(71,050)	307,361	347,502	422,887	2,574,903
Income Advisor Portfolio	24,253,965	1,910,546	9,007,561	—	(546,277)	(107,639)	(1,588,128)	1,128,286	7,893,803	9,804,349	34,058,314
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	1,611,852	351,351	28,093	(837)	(204,443)	(30,002)	(64,134)	(69,700)	(341,023)	10,328	1,622,180
Large Cap Value Fund	601,559	58,665	6,384	—	(7,547)	—	(3,432)	(410,340)	(414,935)	(356,270)	245,289
Mid Cap Value Fund	2,714,840	774,606	34,542	(107)	(309,574)	(20,765)	(113,032)	176,236	(232,700)	541,906	3,256,746
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	608,374	200,068	10,643	—	(70,808)	—	(15,919)	259,439	183,355	383,423	991,797
AMT Mid Cap Intrinsic Value Portfolio	208,610	29,639	6,149	—	(3,820)	—	(2,632)	109,235	108,932	138,571	347,181
BNY Mellon Variable Investment Fund
Appreciation Portfolio	278,795	91,600	484	—	(1,925)	—	(33,224)	21,649	(13,016)	78,584	357,379
International Value Portfolio	33,455	4,095	1	—	(2,138)	—	(23,639)	778	(24,998)	(20,903)	12,552
Sustainable U.S. Equity Portfolio	29,142	11,217	456	—	—	—	(1,514)	15,739	14,681	25,898	55,040
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	485,152	106,169	163	—	(53,088)	(39,369)	(54,457)	146,545	(206)	105,963	591,115
Value Opportunities Fund	48,247	10,320	—	—	(5,230)	—	(915)	(26,608)	(32,753)	(22,433)	25,814
American Value Fund	136,422	28,718	—	—	(548)	—	(9,185)	2,237	(7,496)	21,222	157,644
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	104,046	10,779	105	—	(1,141)	(29,002)	(20,759)	(545)	(51,342)	(40,563)	63,483
Emerging Markets Equity Portfolio	318,320	36,954	229	—	(17,650)	(46,802)	(38,745)	(42,822)	(145,790)	(108,836)	209,484
Discovery Portfolio	134,709	55,939	1	—	(10,023)	—	(4,449)	(93,421)	(107,892)	(51,953)	82,756
U.S. Real Estate Portfolio	148,599	21,970	467	—	(13,308)	(36,997)	(8,551)	9,202	(49,187)	(27,217)	121,382

The accompanying notes are an integral part of these financial statements

33

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Northern Lights Variable Trust
Power Income Fund	1,086,635	61,673	10,010	—	(76,668)	(247,775)	(19,435)	4,676	(329,192)	(267,519)	819,116
Power Dividend Index Fund	13,943,760	(664,520)	3,476,332	—	(451,368)	(2,541)	(857,224)	(7,219,380)	(5,054,181)	(5,718,701)	8,225,059
AB Variable Products Series
Real Estate Investment Portfolio	1,929,587	247,000	1,690	—	(54,606)	—	(12,344)	(2,111,327)	(2,176,587)	(1,929,587)	—
Dynamic Asset Allocation Portfolio	909,782	231,616	1,990,360	—	(6,115)	(24,416)	(68,455)	6,638	1,898,012	2,129,628	3,039,410
Small Cap Growth Portfolio	44,952	15,481	—	—	(4,658)	—	(4,421)	17,461	8,382	23,863	68,815
Small Mid Cap Value Portfolio	2,119,867	417,109	703,106	—	(72,227)	(99,234)	(73,099)	(38,396)	420,150	837,259	2,957,126
BlackRock Variable Series Fund, Inc.
Basic Value Fund	3,248,128	656,927	181,326	—	(221,530)	(345,137)	(68,273)	(100,914)	(554,528)	102,399	3,350,527
Capital Appreciation Fund	888,609	249,081	2,818	—	(27,348)	(151,054)	(18,567)	(22,548)	(216,699)	32,382	920,991
Equity Dividend Fund	11,414,294	3,090,750	2,575,181	—	(622,021)	(547,448)	(480,172)	808,411	1,733,951	4,824,701	16,238,995
Global Allocation Fund	14,193,918	2,178,368	763,980	—	(470,583)	(919,984)	(355,080)	(671,752)	(1,653,419)	524,949	14,718,867
Advantage Large Cap Core Fund	754,291	174,921	5,198	—	(12,188)	(221,873)	(26,495)	1,961	(253,397)	(78,476)	675,815
Large Cap Focus Growth Fund	3,549,201	1,402,847	2,017,428	—	(103,091)	(137,557)	(58,726)	1,128,844	2,846,898	4,249,745	7,798,946
60/40 Target Allocation ETF Fund	1,124,633	387,594	2,177,523	—	(66,706)	(251,941)	(69,078)	141,456	1,931,254	2,318,848	3,443,481
Total Return Portfolio	46,347	12,176	1,009,699	—	—	—	—	33,606	1,043,305	1,055,481	1,101,828
S&P 500 Portfolio	424,266	203,745	732,839	—	—	—	(4,272)	(20,794)	707,773	911,518	1,335,784
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	3,121,580	945,048	388,547	—	(142,201)	(177,323)	(112,196)	(127,842)	(171,015)	774,033	3,895,613
Dividend Opportunity Portfolio	3,096,000	720,874	727,096	—	(126,603)	(88,458)	(169,694)	(19,096)	323,245	1,044,119	4,140,119
Emerging Markets Bond Portfolio	7,541,962	773,148	130,115	—	(253,069)	(456,733)	(247,657)	(296,897)	(1,124,241)	(351,093)	7,190,869
High Yield Portfolio	3,905,408	570,790	234,683	—	(206,984)	(211,286)	(164,163)	466,028	118,278	689,068	4,594,476
Select Large-Cap Value Portfolio	916,799	252,355	125,090	—	—	(1,290)	(12,083)	81,213	192,930	445,285	1,362,084
Seligman Global Tech Portfolio	1,010,282	628,822	834,201	—	(2,263)	(12,132)	(52,014)	98,184	865,976	1,494,798	2,505,080
US Government Mortgage Portfolio	133,229	7,645	345,104	—	—	—	(6,813)	211,037	549,328	556,973	690,202
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	17,052,810	5,569,987	8,733,194	—	(1,016,129)	(818,173)	(595,840)	146,987	6,450,039	12,020,026	29,072,836
Small Cap Index Portfolio	3,215,472	835,538	1,222,446	—	(173,806)	(168,499)	(78,012)	422,354	1,224,483	2,060,021	5,275,493
Alternative Asset Allocation Portfolio	1,702,929	200,265	89,123	—	(45,776)	(295,072)	(63,463)	(141,323)	(456,511)	(256,246)	1,446,683
Global Small Cap Portfolio	319,339	61,622	1,815	—	(15,115)	(9,924)	(23,853)	77,645	30,568	92,190	411,529
Small Mid Cap Value Portfolio	4,793,463	910,586	207,368	—	(161,257)	(281,193)	(133,771)	(87,047)	(455,900)	454,686	5,248,149
CROCI US Portfolio	253,619	70,408	—	—	(395)	(25,004)	(15,022)	(17,687)	(58,108)	12,300	265,919
Eaton Vance Variable Trust
Floating Rate Income Portfolio	23,552,140	1,317,693	4,307,367	—	(2,439,854)	(692,761)	(1,387,250)	(102,422)	(314,920)	1,002,773	24,554,913
Delaware Variable Insurance Portfolios
Total Return Portfolio	308,840	63,817	—	—	(3,790)	—	(3,460)	46,456	39,206	103,023	411,863
International Portfolio	1,155,473	282,583	159,889	—	(58,445)	(31,119)	(23,263)	(76,866)	(29,804)	252,779	1,408,252
Opportunity Portfolio	10,459,941	2,859,620	189,303	—	(382,700)	(664,203)	(275,062)	(204,475)	(1,337,137)	1,522,483	11,982,424
Covered Call Strategy Portfolio	104,813	21,064	9,000	—	—	(2,409)	(1,214)	1,918	7,295	28,359	133,172
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	6,165,205	1,269,702	478,233	—	(169,978)	(414,244)	(231,290)	49,530	(287,749)	981,953	7,147,158
Income Fund	19,446,807	2,825,884	2,460,166	—	(531,963)	(488,583)	(768,767)	215,819	886,672	3,712,556	23,159,363

The accompanying notes are an integral part of these financial statements

34

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
Global Bond Fund	29,381,151	205,712	5,043,294	—	(1,486,495)	(1,245,452)	(1,060,527)	407,274	1,658,094	1,863,806	31,244,957
Foreign Fund	32,674,138	3,757,537	4,087,041	—	(1,441,673)	(1,917,830)	(1,004,348)	1,277,164	1,000,354	4,757,891	37,432,029
Developing Markets Fund	3,508,427	810,004	273,139	—	(216,001)	(211,670)	(109,178)	(333,506)	(597,216)	212,788	3,721,215
Mutual Global Discovery Fund	6,229,211	1,380,885	381,892	—	(182,731)	(330,667)	(155,959)	(272,614)	(560,079)	820,806	7,050,017
Rising Dividends Fund	16,561,268	4,514,809	2,384,642	—	(661,591)	(517,925)	(667,941)	(478,448)	58,737	4,573,546	21,134,814
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	4,214,265	813,959	60,654	—	(117,104)	(116,929)	(174,131)	(78,041)	(425,551)	388,408	4,602,673
Balanced Portfolio	6,889,458	1,384,916	224,813	—	(126,710)	(74,164)	(239,358)	(86,196)	(301,615)	1,083,301	7,972,759
Global Equity Income Portfolio	1,082,235	226,911	595	—	—	(15,588)	(20,578)	(61,505)	(97,076)	129,835	1,212,070
Energy Portfolio	1,082,284	(38,022)	169,592	—	(46,094)	(7,376)	(22,162)	321,349	415,309	377,287	1,459,571
Global Bond Portfolio	981,104	77,421	124,326	—	(28,522)	(17,987)	(28,519)	(13,968)	35,330	112,751	1,093,855
Natural Resources Portfolio	615,557	61,090	79,583	—	(25,511)	(28,846)	(20,240)	176,406	181,392	242,482	858,039
Growth Portfolio	2,540,547	860,736	376,678	—	(224,031)	(88,802)	(102,194)	127,068	88,719	949,455	3,490,002
High Income Portfolio	12,671,462	1,300,333	2,307,297	—	(773,280)	(452,602)	(563,481)	(661,823)	(143,889)	1,156,444	13,827,906
International Core Equity Portfolio	6,287,420	1,101,261	1,264,046	—	(294,007)	(486,837)	(166,545)	(16,807)	299,850	1,401,111	7,688,531
Global Growth Portfolio	619,413	153,798	119,967	—	(3,831)	(9,710)	(19,650)	(6,916)	79,860	233,658	853,071
Mid Cap Growth Portfolio	5,076,728	1,738,013	1,076,690	—	(117,487)	(86,754)	(187,959)	(154,169)	530,321	2,268,334	7,345,062
Science and Technology Portfolio	6,792,018	3,324,695	2,130,734	—	(276,564)	(424,983)	(295,353)	(247,771)	886,063	4,210,758	11,002,776
Small Cap Growth Portfolio	4,274,134	930,434	1,688,397	—	(279,792)	(178,500)	(179,600)	7,796	1,058,301	1,988,735	6,262,869
Small Cap Core Portfolio	9,753,034	2,211,047	1,554,940	—	(335,524)	(485,498)	(318,066)	(270,975)	144,877	2,355,924	12,108,958
Lazard Retirement Series, Inc.
International Equity Portfolio	809,568	167,908	134,993	—	(7,093)	—	(28,352)	(10,400)	89,148	257,056	1,066,624
Global Dynamic Multi Asset Portfolio	1,480,104	222,893	95,737	—	(44,084)	(185,240)	(37,292)	(108,488)	(279,367)	(56,474)	1,423,630
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	740,055	102,402	170,135	—	(20,624)	(8,577)	(41,977)	275,134	374,091	476,493	1,216,548
ClearBridge Variable Mid Cap Portfolio	6,854,418	2,129,938	1,300,445	—	(380,630)	(356,551)	(239,048)	(346,459)	(22,243)	2,107,695	8,962,113
ClearBridge Variable Dividend Strategy Portfolio	10,619,124	3,284,874	2,084,458	—	(343,897)	(542,065)	(700,450)	8,138,974	8,637,020	11,921,894	22,541,018
ClearBridge Variable Small Cap Growth Portfolio	3,162,135	828,897	657,558	—	(202,703)	(161,810)	(121,050)	(59,627)	112,368	941,265	4,103,400
ClearBridge Variable Aggressive Growth Portfolio	887,811	205,211	40,127	—	(38,372)	—	(53,669)	53,582	1,668	206,879	1,094,690
Western Asset Variable Core Bond Plus Portfolio	55,352,016	5,971,617	15,231,009	—	(1,924,736)	(2,562,387)	(2,136,494)	(1,289,762)	7,317,630	13,289,247	68,641,263
ClearBridge Variable Large Cap Growth Portfolio	8,584,085	2,885,628	4,631,396	—	(556,315)	(535,728)	(314,047)	(278,967)	2,946,339	5,831,967	14,416,052
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	422,692	57,232	3,341	—	—	(14,532)	(9,029)	(29,486)	(49,706)	7,526	430,218
Pioneer Variable Contracts Trust
Fund Portfolio	582,979	162,804	7,024	—	(15,128)	—	(7,702)	(40,993)	(56,799)	106,005	688,984
Bond Portfolio	40,731,920	3,099,757	7,560,645	—	(1,719,022)	(2,040,378)	(1,315,263)	77,076	2,563,058	5,662,815	46,394,735
Strategic Income Portfolio	11,954,464	961,738	2,309,881	—	(752,028)	(620,721)	(644,891)	29,053	321,294	1,283,032	13,237,496
Equity Income Portfolio	10,079,474	2,489,857	2,108,544	—	(249,986)	(296,856)	(291,843)	3,778	1,273,637	3,763,494	13,842,968
High Yield Portfolio	1,201,429	147,725	7,621	—	(36,757)	(20,681)	(46,526)	(20,857)	(117,200)	30,525	1,231,954
Prudential Series Funds
Jennison 20/20 Focus Portfolio	289,459	81,106	233	—	—	(12,355)	(3,320)	39,911	24,469	105,575	395,034
Natural Resources Portfolio	512,795	42,841	9,073	—	(14,887)	(22,581)	(7,590)	370,420	334,435	377,276	890,071
SP Prudential US Emerging Growth Portfolio	419,675	128,909	—	—	(29,163)	—	(12,408)	(136,623)	(178,194)	(49,285)	370,390
Royce Capital Fund
Micro-Cap Portfolio	439,782	76,450	340	—	(24,543)	(1,712)	(6,641)	(10,322)	(42,878)	33,572	473,354
Small Cap Portfolio	8,283,097	1,368,832	429,480	—	(407,402)	(422,551)	(431,265)	73,048	(758,690)	610,142	8,893,239
Alps Fund
Alerian Energy Infrastructure Portfolio	1,546,879	292,343	134,179	—	(17,192)	(205,705)	(19,106)	28,153	(79,671)	212,672	1,759,551
Red Rocks Global Opportunity Portfolio	1,177,653	423,075	238,092	—	(148,883)	(50,651)	(43,684)	(12,540)	(17,666)	405,409	1,583,062

The accompanying notes are an integral part of these financial statements

35

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2019

	Net Assets Beginning of Year (a)	Net Increase (Decrease) in Net Assets Resulting from Operations (b)	Net Premiums (c)	Transfers of Policy Loans (d)	Transfers of Surrenders (e)	Transfers of Death Benefits (f)	Transfers of Other Terminations (g)	Interfund and Net Transfers (to) from General Account (h)	Net Increase (Decrease) in Net Assets from Capital Share Transactions (i)=(c+d+e+f+g+h)	Total Increase (Decrease) in Net Assets (j)=(b+i)	Net Assets End of Year (k)=(a+j)
American Funds IS
Asset Allocation Fund	41,272,047	8,978,090	21,000,423	—	(871,824)	(2,834,643)	(1,510,225)	1,094,664	16,878,395	25,856,485	67,128,532
Blue Chip Income and Growth Fund	24,755,085	5,122,704	7,120,107	—	(809,935)	(1,518,957)	(996,235)	(89,866)	3,705,114	8,827,818	33,582,903
Ultra-Short Bond Fund	11,075,480	8,769	4,634,286	—	(2,695,822)	(369,474)	(474,890)	(1,133,069)	(38,969)	(30,200)	11,045,280
Capital Income Builder Fund	13,739,071	2,304,563	2,551,359	—	(257,455)	(549,235)	(327,557)	(227,399)	1,189,713	3,494,276	17,233,347
Global Growth Fund	6,906,376	2,554,774	3,175,980	—	(164,727)	(399,476)	(212,351)	128,994	2,528,420	5,083,194	11,989,570
Global Growth and Income Fund	8,809,205	2,550,931	1,924,406	—	(107,706)	(1,466,812)	(255,160)	(20,513)	74,215	2,625,146	11,434,351
Global Small Capitalization Fund	3,041,269	948,096	1,186,939	—	(28,639)	(344,364)	(101,138)	(49,756)	663,042	1,611,138	4,652,407
Growth Fund	21,307,468	6,375,363	4,693,010	—	(838,874)	(1,248,892)	(513,071)	106,609	2,198,782	8,574,145	29,881,613
Growth-Income Fund	24,681,484	6,468,508	7,624,972	—	(753,376)	(1,231,422)	(686,857)	391,914	5,345,231	11,813,739	36,495,223
International Fund	6,210,405	1,314,414	1,298,040	—	(129,490)	(438,288)	(108,255)	(349,864)	272,143	1,586,557	7,796,962
International Growth and Income Fund	4,886,791	1,086,385	1,306,171	—	(246,845)	(59,684)	(136,209)	49,099	912,532	1,998,917	6,885,708
New World Fund	22,371,637	6,246,967	5,487,418	—	(956,513)	(1,223,464)	(732,556)	(603,395)	1,971,490	8,218,457	30,590,094
U.S. Government/AAA-Rated Securities Fund	9,996,749	390,390	5,513,579	—	(529,156)	(835,439)	(181,503)	157,619	4,125,100	4,515,490	14,512,239
Invesco Oppenheimer
Total Return Bond Fund	1,381,911	111,768	1,020,305	—	(2,671)	(41,590)	(65,816)	93,217	1,003,445	1,115,213	2,497,124
Discovery Mid Cap Growth Fund	1,200,322	496,850	628,500	—	(21,206)	(76,387)	(88,148)	397,581	840,340	1,337,190	2,537,512
Global Multi-Alternatives Fund	87,065	2,819	—	—	—	—	(1,557)	(88,327)	(89,884)	(87,065)	—
Global Fund	3,736,216	1,109,144	1,099,014	—	(161,194)	(8,593)	(159,568)	(598,971)	170,688	1,279,832	5,016,048
International Growth Fund	6,284,910	1,970,033	3,928,824	—	(290,475)	(285,452)	(213,150)	57,762	3,197,509	5,167,542	11,452,452
Main Street Fund	5,103,092	1,740,295	2,711,146	—	(176,680)	(58,592)	(130,821)	506,779	2,851,832	4,592,127	9,695,219
Main Street Small Cap Fund	3,567,016	919,604	854,601	—	(76,690)	(189,301)	(94,388)	8,075	502,297	1,421,901	4,988,917
T. Rowe Price
Blue Chip Growth Portfolio	24,860,206	7,656,991	11,235,855	—	(836,514)	(1,022,597)	(863,380)	680,379	9,193,743	16,850,734	41,710,940
Health Sciences Portfolio	10,053,170	3,080,585	4,765,939	—	(353,392)	(147,556)	(364,667)	(1,053,013)	2,847,311	5,927,896	15,981,066
John Hancock Variable Insurance Trust
Financial Industries Portfolio	143,851	72,287	215,307	—	—	—	(3,077)	72,337	284,567	356,854	500,705
Fundamental All Cap Core Portfolio	49,138	17,912	1,575	—	—	—	—	8,649	10,224	28,136	77,274
Select Bond Portfolio	3,876	2,871	74,936	—	(60,825)	—	(2,641)	140,940	152,410	155,281	159,157
Strategic Income Opportunities Portfolio	86,302	13,106	172,256	—	—	—	(2,292)	12,952	182,916	196,022	282,324
Federated Hermes
High Income Bond Portfolio	—	9,510	288,364	—	—	—	(2,479)	51,390	337,275	346,785	346,785
Kaufmann Portfolio	—	40,059	583,815	—	—	—	(3,063)	119,377	700,129	740,188	740,188
Managed Volatility Portfolio	—	1,408	24,574	—	—	—	—	1	24,575	25,983	25,983

The accompanying notes are an integral part of these financial statements

36

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

1.	Organization and Significant Accounting Policies

Organization

Midland National Life Separate Account C (“Separate Account”), a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 as amended, is a segregated investment account of Midland National Life Insurance Company (the “Company”) in accordance with the provisions of the Iowa Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account consists of nine insurance products, each with different characteristics and product features which result in varying charges. The Separate Account is used to fund variable annuity contracts of the Company. Sammons Financial Network, an affiliate, serves as the underwriter of the variable products.

Investments

The Separate Account invests in specified portfolios of Fidelity Variable Insurance Products (“VIPF”), American Century Variable Portfolios, Inc. (“ACVP”), MFS Variable Insurance Trust (“MFS”), Lord Abbett Series Fund, Inc. (“LAC”), Alger Fund (“FAM”), Calvert Variable Series, Inc. (“CAM”), Invesco Variable Insurance Funds (“INV”), J.P. Morgan Series Trust II (“JP”), Rydex Variable Trust (“RYDEX”), ProFunds VP (“PF”), Van Eck Worldwide Insurance Trust (“Van Eck”), Janus Henderson Series (“JANUS”), PIMCO Variable Insurance Trust (“PIMCO”), Goldman Sachs Variable Insurance Trust (“Goldman”), Neuberger Berman Advisors Management Trust (“Neuberger”), the BNY Mellon Variable Insurance Fund (“BNY”), the Invesco Van Kampen Variable Insurance Funds (“IVKVI”), the Morgan Stanley Variable Institutional Funds (“MSVIF”), the Northern Lights Variable Trust (“NLVT”), the AB Variable Products Series (“ABVPS”), the BlackRock Variable Series Fund, Inc. (“BRVS”), the Columbia Variable Portfolio (“CVP”), the DWS Variable Insurance Portfolios (“DEUT VIP”), the Eaton Vance Variable Trust (“EVVT”), the Delaware Variable Insurance Portfolio (“DEL”), the Franklin Templeton Variable Insurance Products Trust (“FTVIP”), the Ivy Funds Variable Insurance Portfolios (“IVY VIP”), the Lazard Retirement Series, Inc. (“LRS”), the Legg Mason Partners Variable Equity Trust (“LMVET”), the QS Legg Mason Partners Variable Income Trust (“LMVIT”), the Pioneer Variable Contracts Trust (“PIONEER VCT”), the Prudential Series Funds (“PRUDENTIAL”), the Royce Capital Fund

(“ROYCE”), the Guggenheim Variable Insurance Funds (“GVIF”), the Rydex Variable Insurance Funds (“RYDEX VIF”), the Alps Fund (“ALPS”), the American Funds IS (“AFIS”), the Invesco Oppenheimer (“INV OPP”), the T. Rowe Price (“T. ROWE”) and the John Hancock Variable Insurance Trust (“JHVIT”), (collectively “the Funds”), each diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants. All of these portfolios have been in existence for more than two years. During 2019 the Separate Account began offering a new portfolio of funds, provided by Federated Hermes (“FED H”).

Effective April 29, 2016, the LMVET ClearBridge Variable Mid Cap Core Portfolio will be renamed the LMVET ClearBridge Variable Mid Cap Portfolio.

Effective May 1, 2016, several funds had name changes. The PF Money Market Portfolio was renamed the PF Government Money Market Portfolio, the Van Eck Emerging Markets Fund was renamed the VanEck Emerging Markets Fund, the Van Eck Unconstrained Emerging Markets Bond Fund was renamed the VanEck Unconstrained Emerging Markets Bond Fund, the Van Eck Global Hard Assets Fund was renamed the VanEck Global Hard Assets Fund, and the AFIS Cash Management Fund was renamed the AFIS Ultra-Short Bond Fund.

37

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective May 1, 2016, the TVF Directional Allocation Portfolio was closed to new investors and on June 6, 2016 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Transparent Value. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds not transferred when the fund closed were moved to the American Fund IS Cash Management Fund.

Effective June 28, 2016, the EVVT Bond Initial Portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Eaton Vance Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds not transferred when the fund closed were moved the American Funds IS UltraShort Fund.

Effective September 23, 2016, the CAM SRI Large Cap Core Portfolio merged with the CAM S&P 500 Index Portfolio.

Effective September 30, 2016, the Ivy Funds Variable Insurance Portfolios (“IVY VIP”) was renamed the Ivy Variable Insurance Portfolios (“IVY VIP”).

Effective November 30, 2016, the RYDEX Nova Fund had a share split as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
RYDEX Nova Fund	2:1

Effective November 30, 2016, several RYDEX funds had reverse share splits as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
RYDEX Inverse Dow 2x Strategy Fund	1:3
RYDEX Inverse Government Long Bond Strategy Fund	1:3
RYDEX Inverse NASDAQ-100 Strategy Fund	1:4
RYDEX Inverse S&P 500 Strategy Fund	1:6

Effective December 2, 2016, several PF funds had reverse share splits as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF Japan Portfolio	1:4
PF Telecommunications Portfolio	1:4
PF Bear Portfolio	1:5
PF Short Mid-Cap Portfolio	1:8
PF Rising Rates Opportunity Portfolio	1:10

Effective December 31, 2016, Eaton Vance Corporation acquired the assets of Calvert Investment Management, Inc. The announcement of acquisition was done on October 21, 2016.

38

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective January 13, 2017, the EVVT Large Cap Value Portfolio was closed to new investors and on April 28, 2017 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Eaton Vance Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 28, 2017 were transferred to the American Funds IS UltraShort Fund.

Effective February 7, 2017, the NLVT Adaptive Allocation Portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Northern Lights Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at 2/28/2017 were transferred to the Profunds Government Money Market.

Effective March 3, 2017, the IVY VIP Small Cap Value Portfolio was renamed the IVY VIP Small Cap Core Portfolio.

Effective April 28, 2017, the JANUS Janus Portfolio was renamed the JANUS Research Portfolio, the OPP Core Bond Fund was renamed the OPP Total Return Bond Fund, and the IVY VIP Global Natural Resources Portfolio was renamed the IVY VIP Natural Resources Portfolio.

Effective May 1, 2017, the DEUT VIP Large Cap Value Portfolio was renamed the DEUT VIP CROCI US Portfolio, the Dreyfus Socially Responsible Growth Portfolio was renamed the Dreyfus Sustainable U.S. Equity Portfolio, and the Morgan Stanley Universal Institutional Funds was renamed MSVIF.

Effective June 2, 2017, the Janus Aspen Series Portfolios was renamed the JANUS and the JANUS Global Unconstrained Bond Portfolio was renamed he JANUS GI Unconstrained Bond Portfolio and the JANUS Perkins Mid Cap Value Portfolio was renamed the JANUS Mid Cap Value Portfolio.

Effective June 12, 2017, the BRVS Large Cap Core Fund was renamed the BRVS Advantage Large Cap Core Fund and the BRVS Large Cap Growth Fund was renamed the BRVS Large Cap Focus Growth Fund.

The LMVET Clearbridge Variable Large Cap Growth Portfolio, the CVP Select Large-Cap Value Portfolio, the CVP Seligman Global Tech Portfolio, the CVP US Government Mortgage Portfolio, the First Investor Life Series (“FILS”) Covered Call Strategy Portfolio, the PIMCO Income Advisor Portfolio, and the NLVT Power Dividend Index Fund were introduced effective August 1, 2017.

Effective August 1, 2017, the DEUT VIP Global Small Cap Portfolio, the VIPF Overseas Portfolio, the IVY VIP Asset Strategy Portfolio, the IVY VIP Dividend Opportunities Portfolio, the IVY VIP Global Growth Portfolio, the JANUS Research Portfolio, the JANUS Overseas Portfolio, the PIONEER VCT Fund Portfolio, the PIONEER VCT High Yield Portfolio, the NLVT Power Income Fund, the LMVIT Dynamic Multi-Strategy Portfolio, and the ROYCE Micro-Cap Portfolio were closed to new investors. All policyowners were be given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge.

39

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective December 11, 2017, two PF funds had reverse share splits as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF Short Emerging Markets Portfolio	1:5
PF UltraShort NASDAQ-100 Portfolio	1:8

Effective March 29, 2018 the BRVS iShares Equity Appreciation Fund and the BRVS iShares Dynamic Fixed Income Fund were liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BlackRock Variable Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at 3/29/2018 were transferred to the American Funds IS Ultra-Short Bond fund.

Effective April 30, 2018 the INV Global Health Care Fund was renamed the INV Health Care Fund and the IVY VIP Dividend Opportunities Portfolio was renamed IVY VIP Global Equity Income Portfolio.

Effective May 1, 2018 the IVY VIP Balanced Portfolio, the PRUDENTIAL Natural Resources Portfolio, and the PRUDENTIAL SP Prudential US Emerging Growth Portfolio were closed to new investors.

Effective May 1, 2018 the Separate Account began offering a new portfolio of funds, provided by JHVIT. The funds available under this portfolio include the JHVIT Financial Industries Portfolio, the JHVIT Fundamental All Cap Core Portfolio, the JHVIT Select Bond Portfolio, and the JHVIT Strategic Income Opportunities Portfolio. In addition, the CAM SRI Balanced Portfolio was introduced on May 1, 2018.

Effective June 18, 2018 the BRVS Total Return Portfolio and the BRVS S&P 500 Portfolio were introduced.

Effective July 2, 2018 the Deutsche Variable Insurance Portfolio was renamed the DWS Variable Insurance Portfolios.

Effective July 30, 2018 the PIMCO Foreign Bond (USD-Hedged) Portfolio was renamed the PIMCO International Bond (USD-Hedged) Portfolio, the PIMCO Unconstrained Bond Adv Portfolio was renamed the PIMCO Dynamic Bond Adv Portfolio, and the PIMCO Global Bond Unhedged Portfolio was renamed the PIMCO Global Bond Opportunities Portfolio.

Effective July 15, 2018 the BRVS iShares Alternative Strategies Fund was closed to new investors and on August 31, 2018 the fund was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BlackRock Variable Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at August 31, 2018 were transferred to the American Funds IS Ultra-Short Bond Fund.

Effective January 1, 2019 the JANUS GI Unconstrained Bond Portfolio was closed to new investors and a subsequent liquidation occurred March 1, 2019. The plan of liquidation and dissolution was approved by the Board of Trustees of Janus Henderson Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at March 1, 2019 were transferred to the VIPF Government Money Market Portfolio.

40

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective April 18, 2019 the ABVPS Real Estate Investment Portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of the AB Variable Products Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 18, 2019 were transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective April 29, 2019 the OPP Global Multi-Alternatives Fund was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of the Oppenheimer Fund. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 29, 2019 will be transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective April 30, 2019 the MSVIF Mid Cap Growth Portfolio was renamed the MSVIF Discovery Portfolio.

Effective May 1, 2019 the Separate Account began offering a new portfolio of funds, provided by Federated (“FED”). The funds available under this portfolio include the FED High Income Bond Portfolio, the FED Kaufmann Portfolio, and the FED Managed Volatility Portfolio. In addition, the ACVP Balanced Fund, the ACVP Income & Growth Fund, and the MFS Global Real Estate Portfolio were introduced on May 1, 2019.

Effective May 1, 2019 the LMVET ClearBridge Variable Aggressive Growth Portfolio, the VIPF Value Strategies Portfolio, the JHVIT Fundamental All Cap Core Portfolio, the RYDEX VIF Biotechnology Fund, and the RYDEX VIF S&P MidCap 400 Pure Growth Fund were closed to new investors.

Effective May 1, 2019 the BRVS iShares Dynamic Allocation Fund was renamed the BRVS 60/40 Target Allocation ETF Fund.

Effective May 28, 2019 all Oppenheimer Funds were transitioned into INV OPP.

Effective June 1, 2019 the MFS International Value Portfolio was renamed the MFS International Intrinsic Value Portfolio.

Effective June 3, 2019 the Dreyfus Variable Investment Fund was renamed the BNY.

Effective July 1, 2019, the LAC International Opportunities Portfolio was closed to new investors and on July 31, 2019 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Lord Abbett Series Fund, Inc. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at July 31, 2019 were transferred to the VIPF Government Money Market Portfolio.

Effective October 1, 2019 the PIMCO Global Multi-Asset Managed Allocation Portfolio was renamed the PIMCO Global Managed Asset Allocation Portfolio.

Effective October 4, 2019 all FILS Funds were transitioned into the DEL.

Effective October 4, 2019 the DEL Total Return Portfolio, the DEL International Portfolio, the DEL Opportunity Portfolio, and the DEL Covered Call Strategy Portfolio were closed to new investors.

41

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective November 15, 2019, four PF funds had reverse share splits as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF Ultrashort Dow 30 Portfolio	1:8
PF Short NASDAQ-100 Portfolio	1:4
PF Short Dow 30 Portfolio	1:4
PF Short International Portfolio	1:4

Effective November 15, 2019, one PF fund had a forward share split as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF Internet Portfolio	3:1

Effective April 28, 2020, all the FED funds were renamed the FED H.

Effective April 29, 2020, the JANUS Global Technology Portfolio was renamed the JANUS Global Technology and Innovation Portfolio.

Effective April 30, 2020, the ALPS Red Rocks Listed Private Equity Portfolio was renamed the ALPS Red Rocks Global Opportunity

Effective April 30, 2020, the BNY Mellon International Value Portfolio was closed to new investors and liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BNY Mellon Variable Insurance Fund. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 28, 2020 were transferred to the PF Money Market Portfolio.

Effective May 1, 2020, the VIPF International Capital Appreciation Portfolio and the CVP Strategic Income Portfolio were introduced. In addition, the JANUS Overseas Portfolio was reopened to new investors.

Effective May 1, 2020, the Van Eck Unconstrained Emerging Markets Bond Fund was renamed the Van Eck Emerging Markets Bond Fund and the NLVT Power Dividend Index Fund was closed to new investors.

Effective August 21, 2020, one RYDEX fund had a reverse share split as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
RYDEX Inverse Dow 2x Strategy Fund	1:5

Effective September 24, 2020, the DEL Covered Call Strategy Portfolio was closed to new investors and on December 11, 2020 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Delaware Variable Insurance Portfolio Trust.

42

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at December 11, 2020 were transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective September 25, 2020, the ACVP Income and Growth Fund was renamed the ACVP Disciplined Core Value Fund.

Effective December 11, 2020, four PF funds had a reverse share splits as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF UltraBull Portfolio	1:4
PF UltraShort NASDAQ-100 Portfolio	1:4
PF Short Small-Cap Portfolio	1:4
PF UltraShort Dow 30 Portfolio	1:5

Effective December 11, 2020, one PF fund had a forward share split as shown in the following table.

Split Ratio
Fund	(New to Old Shares)
PF Ultra NASDAQ-100 Portfolio	2:1

Fair Value

Investments in shares of the Funds are valued at the net asset values (fair values) of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Investment transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividends are automatically reinvested in shares of the Funds.

Current accounting standards define fair value as based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value standards also establish a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions, which involves a significant degree of judgment.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories.

43

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Level 1 – Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are mutual funds. As required by the fair value measurements guidance, the Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates. The Company does not hold any Level 2 securities in the Separate Account.

Level 3 – Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial instruments. The Company does not hold any Level 3 securities in the Separate Account.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

At December 31, 2020, the Company’s investments were classified as follows:

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
Assets	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds	$2,052,450,193	$—	$—	$2,052,450,193

The first-in, first-out (“FIFO”) method is used to determine realized gains and losses on investments. Dividend and capital gain distributions are recorded as income on the ex-dividend date.

The Separate Account had no liabilities or changes in liabilities as of and for the year ended December 31, 2020.

The contracts do not provide for a variable payout option; therefore all assets in the Separate Account are in the accumulation phase.

Federal Income Taxes

The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no tax on investment income and capital gains reflected in variable annuity policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

44

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Company has an indirect interest in and pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate. The Guggenheim Variable Insurance Funds and the Rydex Variable Trust Funds are managed by indirect affiliates of the Company. The sponsor company, Midland National Life Insurance Company, pays fees to an affiliate of Guggenheim for providing administrative services on certain variable annuity products.

Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. Excluding the events below there are no additional transactions that require disclosure in the financial statements.

Effective March 18, 2021, the NLVT Power Income Fund was closed and liquidated.

Effective April 26, 2021, the PF Access VP High Yield Fund will be renamed the PF Profunds Access VP High Yield Fund.

Effective April 30, 2021, the Invesco Oppenheimer Fund will be renamed the Invesco V.I Fund. In addition, the INV OPP Total Return Bond Fund will be renamed the INV OPP Core Bond Fund, the INV OPP Mid Cap Core Equity Fund will be renamed the INV OPP Main Street Mid Cap Fund, and the Van Eck Global Hard Assets Fund will be renamed the Van Eck Global Resources Fund.

Effective April 30, 2021, the INV OPP Managed Volatility Fund will merge with the INV OPP Equity and Income Fund and the INV OPP Value Opportunities Fund will merge with the INV OPP American Value Fund.

Effective May 1, 2021, the PIONEER VCT Fund Portfolio will be reopened to new investors. In addition, the AFIS Blue Chip Income and Growth Fund will be renamed the AFIS Washington Mutual Investors Fund, the AFIS Global Growth and Income Fund will be renamed the AFIS Capital World Growth and Income Fund, and the AFIS US Government/AAA-Rated Securities Fund will be renamed the AFIS US Government Securities Fund.

Effective May 1, 2021, eight new funds will be introduced including the CVP Emerging Markets Portfolio, the DUET VIP High Income Portfolio, the VIPF Investment Grade Bond Portfolio, the INV OPP Balanced-Risk Allocation Fund, INV OPP Core Plus Bond Fund, INV OPP Diversified Dividend Fund, INV OPP Equity and Income Fund, and the INV OPP Small Cap Equity Fund.

Effective May 1, 2021, the Separate Account will begin offering a new portfolio of funds, provided by Principal VC (“PRIN”). This portfolio will consist of five funds, the PRIN Blue Chip Fund, the PRIN Equity Income Fund, the PRIN Diversified Balanced Fund, the PRIN Diversified Growth Fund, and the PRIN Diversified Income Fund.

45

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective May 1, 2021, fourteen funds will be closed to new investors. These include the DUET VIP Small Mid Cap Value Portfolio, the VIPF High Income Portfolio, the FTVIP Mutual Global Discovery Fund, the FTVIP Mutual Shares Fund, the IVY VIP Energy Portfolio, the IVY VIP Global Bond Portfolio, the IVY Growth Portfolio, the IVY VIP High Income Portfolio, the IVY International Core Equity Portfolio, the IVY VIP Mid Cap Growth Portfolio, the IVY VIP Natural Resources Portfolio, the IVY Science and Technology Portfolio, the IVY VIP Small Cap Core Portfolio, and the IVY Small Cap Growth Portfolio.

Effective May 5, 2021, the LAC Developing Growth Portfolio will be closed to new investors.

2.	Expenses

The Company is compensated for certain expenses as described below. The rates of each applicable charge are described in the Separate Account’s prospectus.

•

A contract administration fee is charged to cover the Company’s record keeping and other administrative expenses incurred to operate the Separate Account. This fee is allocated to the individual portfolios of the Funds based on the net asset value of the portfolios in proportion to the total net asset value of the Separate Account.

•

A mortality and expense risk fee is charged in return for the Company’s assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued. This fee is charged directly to the individual portfolios of the Funds based on the net asset value of the portfolio.

•

A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year. A deferred sales charge may be imposed in the event of a full or partial withdrawal within the stipulated number of years.

The rates of each applicable charge depending on the product are summarized below.

Product	M&E Charge	Admin Fee	Maintenance Fee
Midland National Advantage Variable Annuity*	0.95%	0.00%	$30.00
Midland National Advantage II*	1.40%	0.00%	$30.00
Midland National Advantage III*	1.35%	0.00%	$30.00
Midland National MNL Advisor*	1.55%	0.00%	$30.00
Midland National Variable Annuity*	1.25%	0.15%	$33.00
Midland National Variable Annuity II*	1.25%	0.15%	$35.00
Midland National Vector Variable Annuity*	0.85% to 1.10%	0.45%	$30.00
Midland National Vector II Variable Annuity*	1.20% to 1.45%	0.45%	$30.00
Sammons Retirement Solutions LiveWell Variable Annuity	1.00% to 1.30%	0.35%	$40.00
Sammons Retirement Solutions LiveWell Freedom Variable Annuity	0.90%	0.35%	$40.00

*	New contracts are no longer being issued for this product

46

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

3.	Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the years ended December 31, 2020 and 2019 were as follows:

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
Fidelity Variable Insurance Products
Government Money Market Portfolio	$16,346,466	$12,948,756	$22,552,633	$27,459,051
High Income Portfolio	7,001,351	12,273,406	21,546,372	14,022,648
Equity-Income Portfolio	734,002	1,145,875	1,284,645	1,776,518
Growth Portfolio	1,840,596	2,420,706	1,320,446	1,956,904
Overseas Portfolio	677,822	1,164,053	947,424	1,327,036
Mid Cap Portfolio	1,551,043	3,051,208	3,653,510	2,547,946
Asset Manager Portfolio	32,972	202,959	165,401	86,201
Investment Grade Bond Portfolio	1,147,610	1,368,765	1,723,961	1,851,650
Index 500 Portfolio	2,429,250	3,687,434	5,862,575	3,753,115
Contrafund Portfolio	4,846,240	8,100,293	8,157,973	4,915,314
Asset Manager: Growth Portfolio	89,158	112,687	138,655	133,643
Balanced Portfolio	845,185	603,982	580,559	412,601
Growth & Income Portfolio	1,483,421	1,836,744	1,385,239	1,324,328
Growth Opportunities Portfolio	13,850,572	4,899,377	3,895,430	2,007,689
Value Strategies Portfolio	1,030,786	1,567,685	1,055,057	1,074,771
Strategic Income Portfolio	3,312,367	2,047,577	3,719,264	1,734,432
Emerging Markets Portfolio	1,436,108	761,073	627,787	550,439
Real Estate Portfolio	4,102,395	2,556,034	4,697,555	1,836,342
Funds Manager 50% Portfolio	9,471,568	6,269,522	2,521,887	562,542
Funds Manager 70% Portfolio	535,258	204,020	1,077,584	254,640
Funds Manager 85% Portfolio	305,130	351,948	661,543	621,219
Government Money Market Portfolio Service Class 2	1,759,681	1,184,755	2,703,872	1,471,947
International Capital Appreciation Portfolio	602,580	6,898	—	—
American Century Variable Portfolios, Inc.
Balanced Fund	1,519,476	662,691	489,590	294,163
Capital Appreciation Fund	869,079	1,361,894	1,197,317	685,234
International Fund	729,127	1,204,539	1,036,402	887,716
Value Fund	10,438,796	6,823,906	11,587,989	5,903,585
Disciplined Core Value Fund	1,565,907	673,698	1,092,003	946,992
Inflation Protection Fund	1,717,989	1,543,443	966,377	1,529,570
Large Company Value Fund	73,190	235,533	1,024,822	985,795
Mid Cap Value Fund	4,720,390	3,068,457	8,319,657	2,690,314
Ultra Fund	3,486,715	3,236,545	2,495,052	2,835,856
MFS Variable Insurance Trust
Research Series	42,903	163,718	405,792	533,022
Growth Series	243,702	1,009,016	1,389,497	1,173,826
Investors Trust Series	156,980	163,024	79,968	72,196
New Discovery Series	3,672,910	2,930,084	3,983,762	2,180,969
Corporate Bond Portfolio	3,358,789	1,110,736	1,799,976	1,117,744
Emerging Markets Equity Portfolio	942,854	669,567	1,475,186	668,488
Technology Portfolio	4,375,590	2,025,038	1,685,733	908,335
Global Tactical Allocation Portfolio	269,611	205,946	380,921	128,148
International Intrinsic Value Portfolio	3,094,643	3,560,845	3,251,900	2,055,155
Utilities Series Portfolio	2,867,960	3,008,850	2,754,072	1,414,717
Blended Research Core Equity Portfolio	405,894	574,805	445,875	1,044,895
Global Real Estate Portfolio	236,390	317,088	403,366	73,034

47

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	64,840	125,353	195,484	143,684
Mid-Cap Stock Portfolio	151,658	432,385	158,703	486,719
International Opportunities Portfolio	—	—	536,062	7,031,433
Bond-Debenture Portfolio	5,077,947	4,820,365	5,588,507	2,002,130
Fundamental Equity Portfolio	219,905	249,020	195,557	202,709
Developing Growth Portfolio	2,730,542	1,380,872	1,729,820	1,685,666
Short Duration Income Portfolio	9,068,908	9,431,497	9,587,473	7,151,447
Alger Fund
LargeCap Growth Portfolio	2,798,477	3,268,005	368,043	1,727,305
MidCap Growth Portfolio	1,471,842	1,750,547	1,921,250	1,375,970
Capital Appreciation Portfolio	1,328,723	1,097,766	721,266	901,101
SmallCap Growth Portfolio	68,046	136,567	45,251	106,688
Capital Appreciation Portfolio Class S	10,695,386	11,757,348	7,141,777	5,830,845
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	1,335,593	657,461	894,271	499,442
S&P 500 Index Portfolio	778,618	433,051	477,203	635,257
SRI Balanced Portfolio	2,021,950	493,388	652,925	8,997
Invesco Variable Insurance Funds
Technology Fund	587,128	372,710	221,647	134,481
Managed Volatility Fund	45,847	214,392	73,203	150,850
Diversified Dividend Fund	76,650	90,820	598,683	601,402
Health Care Fund	259,295	566,434	389,909	578,966
Global Real Estate Fund	79,141	189,302	174,282	110,504
International Growth Fund	296,283	341,591	443,759	312,433
Mid Cap Core Equity Fund	84,293	55,944	167,181	123,758
J.P. Morgan Series Trust II
Core Bond Portfolio	549,251	875,859	1,609,110	2,846,028
Small Cap Core Portfolio	516,589	446,899	652,815	453,465
Rydex Variable Trust
Nova Fund	106,113	366,377	118,755	250,363
NASDAQ-100 Fund	827,826	368,466	205,728	250,103
U.S. Government Money Market Fund	83	37,810	421,012	742,334
Inverse S&P 500 Strategy Fund	129,471	96,513	4,925	7,232
Inverse NASDAQ-100 Strategy Fund	16,465	28,248	7,815	7,631
Inverse Government Long Bond Strategy Fund	2,936	2,237	6,535	28,106
Government Long Bond 1.2x Strategy	6,737,092	6,344,006	6,684,907	6,774,371
NASDAQ-100 2x Strategy Fund	—	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	2,262,325	2,199,288	898,511	1,321,999
S&P 500 Pure Growth Fund	1,394,079	1,786,004	1,047,358	1,022,550
S&P MidCap 400 Pure Growth Fund	131,543	352,998	140,733	172,555
Guggenheim Variable Insurance Funds
Long Short Equity Fund	219,109	75,389	222,668	51,496
Multi-Hedge Strategies Fund	384,327	573,573	182,003	492,125
Global Managed Futures Strategy Fund	36,026	102,868	751,738	785,867
Small Cap Value Fund	811,667	359,426	571,480	521,149

48

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
ProFunds VP
Access VP High Yield Fund	103,952	200,082	125,911	255,170
Asia 30	89,147	92,170	79,149	80,221
Banks	22,277	35,313	46,322	51,852
Basic Materials	32,707	31,323	15,556	38,494
Bear	25,726	40,891	2,265	16,271
Biotechnology	306,460	369,263	127,467	173,093
Bull	526,043	1,403,007	1,266,492	846,225
Consumer Goods	354,102	305,524	158,237	90,997
Consumer Services	157,576	97,093	195,940	229,667
Dow 30	144,723	40,043	115,962	155,522
Emerging Markets	208,450	192,833	71,990	95,947
Europe 30	12,027	32,950	36,080	50,555
Falling U.S. Dollar	20,325	23,345	4,602	8,057
Financials	8,849	44,833	55,668	42,831
Health Care	274,079	297,085	286,873	485,455
Industrials	189,412	215,475	207,746	145,992
International	160,914	131,277	970	8,529
Internet	368,349	368,077	316,291	497,581
Japan	4,509	4,972	4,489	21,955
Large-Cap Growth	656,687	591,939	553,821	438,861
Large-Cap Value	293,430	397,698	433,305	355,904
Mid-Cap	2,624,090	4,934,409	8,500,735	8,473,698
Mid-Cap Growth	282,070	252,243	158,408	176,884
Mid-Cap Value	26,803	32,602	51,962	87,401
Government Money Market	8,031,525	6,920,955	4,984,355	7,594,720
Oil & Gas	256,310	281,714	146,257	287,290
NASDAQ-100	825,026	1,026,841	840,370	1,064,398
Pharmaceuticals	19,038	45,218	26,963	55,789
Precious Metals	837,926	1,269,667	413,015	534,008
Real Estate	100,058	255,472	145,188	176,353
Rising Rates Opportunity	1,743	9,309	3,138	62,427
Semiconductor	152,836	157,636	201,683	142,226
Short Dow 30	1,071,258	1,001,556	1	146
Short Emerging Markets	—	—	—	—
Short International	4,740	4,928	1,486	10,448
Short Mid-Cap	2,585	2,977	1,243	1,279
Short NASDAQ-100	14,378	9,495	1	53
Short Small-Cap	408,488	374,461	1,909	12,731
Small-Cap	183,408	298,749	148,754	122,409
Small-Cap Growth	504,775	464,639	169,684	228,724
Small-Cap Value	223,783	112,741	17,139	25,396
Technology	671,562	636,949	574,172	483,066
Telecommunications	3,291	2,763	4,483	14,832
U.S. Government Plus	952,590	685,108	157,988	290,354
UltraBull	918,918	122,646	336,367	461,756
UltraMid-Cap	2,299,567	2,125,740	5,956,683	6,439,401
UltraNASDAQ-100	649,238	518,409	413,680	529,208
UltraShort Dow 30	101	135	146,754	141,189
UltraShort NASDAQ-100	9	99	68,952	74,207
UltraSmall-Cap	1,352,900	1,228,910	1,238,445	1,310,615
Utilities	186,045	123,602	231,083	234,963

49

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	1,230,221	1,253,629	859,400	1,084,794
Emerging Markets Fund	518,842	745,969	370,591	586,438
Emerging Markets Bond Fund	632,141	549,836	402,761	496,567
Janus Henderson Series
Global Technology and Innovation Portfolio	6,624,665	3,875,176	2,299,976	1,396,070
Overseas Portfolio	215,732	145,799	106,017	108,590
Research Portfolio	141,685	192,071	88,869	109,231
Enterprise Services Portfolio	7,660,875	4,750,807	6,658,991	2,706,213
Global Research Portfolio	252,874	241,990	403,490	268,998
Mid Cap Value Portfolio	1,060,411	818,506	1,057,131	681,584
Balanced Portfolio	19,522,642	10,382,276	15,184,256	3,495,164
Flexible Bond Portfolio	4,412,665	2,410,078	3,842,970	2,470,951
GI Unconstrained Bond Portfolio	—	—	74,638	1,002,914
PIMCO Variable Insurance Trust
Total Return Portfolio	22,227,309	27,964,837	18,202,749	17,858,756
Low Duration Portfolio	14,063,563	11,137,068	6,679,964	6,364,252
High Yield Portfolio	10,456,508	12,103,359	8,146,657	4,310,391
Real Return Portfolio	4,939,161	4,582,092	2,618,649	2,729,963
All Asset Portfolio	554,217	1,017,855	503,864	1,116,393
Global Managed Asset Allocation Portfolio	372,768	94,916	198,409	134,713
Short-Term Portfolio	36,235,993	24,360,859	10,944,577	13,517,418
Emerging Markets Bond Portfolio	488,566	322,988	688,841	441,076
Global Bond Opportunities Portfolio	10,713	182,651	26,175	28,327
Commodity Real Return Strategy Portfolio	688,709	755,617	483,882	723,000
International Bond (USD-Hedged) Portfolio	716,897	366,899	788,049	382,616
Dynamic Bond Adv Portfolio	574,555	846,985	916,261	501,699
Income Advisor Portfolio	9,568,518	14,395,219	11,701,014	3,204,780
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	344,316	632,876	680,710	1,008,334
Large Cap Value Fund	30,750	36,830	80,374	486,930
Mid Cap Value Fund	537,410	487,808	717,352	854,445
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	429,868	669,616	831,701	590,999
AMT Mid Cap Intrinsic Value Portfolio	88,709	236,448	315,598	170,044
BNY Mellon Variable Investment Fund
Appreciation Portfolio	263,971	325,300	168,778	152,255
International Value Portfolio	340	10,527	7,889	32,846
Sustainable U.S. Equity Portfolio	52,069	79,070	36,080	21,027
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	102,660	168,507	433,567	391,282
Value Opportunities Fund	54,082	54,179	13,306	41,889
American Value Fund	62,175	90,497	122,509	121,981

50

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	20,074	46,921	22,844	71,547
Emerging Markets Equity Portfolio	247,130	252,872	95,759	224,795
Discovery Portfolio	131,182	127,527	25,941	111,471
U.S. Real Estate Portfolio	22,155	44,266	65,007	110,474
Northern Lights Variable Trust
Power Income Fund	49,636	179,851	99,706	422,464
Power Dividend Index Fund	480,087	7,187,180	5,650,952	10,680,720
AB Variable Products Series
Real Estate Investment Portfolio	—	—	83,456	2,184,196
Dynamic Asset Allocation Portfolio	399,251	234,740	2,074,881	152,775
Small Cap Growth Portfolio	70,248	119,297	26,904	9,853
Small Mid Cap Value Portfolio	802,689	820,473	1,350,022	655,487
BlackRock Variable Series Fund, Inc.
Basic Value Fund	704,808	1,132,597	924,267	1,180,808
Capital Appreciation Fund	195,478	124,060	164,491	237,481
Equity Dividend Fund	6,643,111	2,934,644	4,816,101	1,990,164
Global Allocation Fund	2,869,943	2,856,846	1,414,754	2,511,978
Advantage Large Cap Core Fund	151,540	324,249	88,214	308,247
Large Cap Focus Growth Fund	4,611,387	2,554,392	4,207,769	677,718
60/40 Target Allocation ETF Fund	2,747,177	872,311	2,444,806	450,544
Total Return Portfolio	603,905	149,028	1,296,295	250,360
S&P 500 Portfolio	400,363	114,429	829,437	52,047
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	1,312,330	1,285,421	551,273	768,404
Dividend Opportunity Portfolio	797,914	732,112	1,023,656	747,642
Emerging Markets Bond Portfolio	293,464	1,203,560	484,608	1,342,751
High Yield Portfolio	1,357,192	1,068,271	1,019,786	722,896
Select Large-Cap Value Portfolio	212,780	801,230	277,028	98,851
Seligman Global Tech Portfolio	2,739,469	1,477,531	1,552,553	466,026
US Government Mortgage Portfolio	2,285,905	708,944	637,677	90,305
Strategic Income Portfolio	261,144	8,868	—	—
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	11,020,997	6,534,665	11,688,877	4,200,927
Small Cap Index Portfolio	2,199,740	1,650,404	2,242,572	702,587
Alternative Asset Allocation Portfolio	85,006	351,024	164,689	581,828
Global Small Cap Portfolio	94,625	208,940	198,272	152,858
Small Mid Cap Value Portfolio	1,167,486	906,267	895,465	1,023,894
CROCI US Portfolio	61,759	103,948	29,501	63,467
Eaton Vance Variable Trust
Floating Rate Income Portfolio	4,356,253	11,004,749	6,780,845	6,385,441
Delaware Variable Insurance Portfolios
Total Return Portfolio	62,752	91,437	127,486	77,460
International Portfolio	410,580	424,779	591,505	522,249
Opportunity Portfolio	2,153,297	1,987,979	728,957	1,763,106
Covered Call Strategy Portfolio	19,583	131,673	12,366	5,346
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	1,324,064	1,437,322	1,513,174	1,107,267
Income Fund	4,372,545	4,571,005	4,378,696	2,310,569

51

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
Global Bond Fund	5,619,120	3,537,138	6,606,184	3,238,744
Foreign Fund	4,035,197	3,587,353	5,053,541	3,562,220
Developing Markets Fund	434,002	897,538	256,021	865,895
Mutual Global Discovery Fund	1,315,883	1,726,011	1,314,455	1,155,075
Rising Dividends Fund	3,461,633	4,794,451	5,858,005	2,920,254
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	255,640	1,252,922	364,239	577,560
Balanced Portfolio	785,257	1,764,287	994,786	674,287
Global Equity Income Portfolio	111,357	233,283	346,872	127,021
Energy Portfolio	662,344	874,835	1,292,237	894,991
Global Bond Portfolio	449,884	520,415	225,031	166,858
Natural Resources Portfolio	193,059	301,592	323,843	145,350
Growth Portfolio	1,509,087	1,160,801	1,713,787	954,808
High Income Portfolio	4,803,111	4,413,787	4,626,956	3,983,110
International Core Equity Portfolio	898,412	1,143,158	2,066,471	1,181,923
Global Growth Portfolio	17,952	117,377	595,938	64,866
Mid Cap Growth Portfolio	4,744,647	2,399,652	2,438,375	1,021,068
Science and Technology Portfolio	5,231,706	2,620,004	3,542,199	1,833,057
Small Cap Growth Portfolio	613,755	1,767,107	2,377,560	935,436
Small Cap Core Portfolio	1,974,430	1,924,212	3,717,105	1,646,481
Lazard Retirement Series, Inc.
International Equity Portfolio	187,758	134,796	189,541	109,850
Global Dynamic Multi Asset Portfolio	208,030	295,283	91,784	387,372
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	500,876	308,321	726,253	307,892
ClearBridge Variable Mid Cap Portfolio	1,580,014	1,492,837	1,387,144	1,403,285
ClearBridge Variable Dividend Strategy Portfolio	15,077,607	8,351,519	12,031,076	2,130,633
ClearBridge Variable Small Cap Growth Portfolio	1,274,043	1,352,860	1,575,033	1,117,369
ClearBridge Variable Aggressive Growth Portfolio	109,815	259,615	120,075	105,011
Western Asset Variable Core Bond Plus Portfolio	14,308,901	13,835,801	15,413,149	6,080,674
ClearBridge Variable Large Cap Growth Portfolio	3,558,534	2,715,563	5,138,754	1,701,080
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	38,515	20,500	14,907	61,760
Pioneer Variable Contracts Trust
Fund Portfolio	114,984	82,324	140,534	101,795
Bond Portfolio	6,776,159	5,773,648	7,338,483	4,024,973
Strategic Income Portfolio	1,974,231	1,985,906	2,583,337	2,038,542
Equity Income Portfolio	2,331,846	2,557,631	7,594,771	1,308,482
High Yield Portfolio	85,891	232,980	115,284	191,396
Prudential Series Funds
Jennison 20/20 Focus Portfolio	130	24,820	41,779	21,954
Natural Resources Portfolio	88,094	473,065	536,197	210,366
SP Prudential US Emerging Growth Portfolio	9,327	222,693	31,478	215,478
Royce Capital Fund
Micro-Cap Portfolio	42,161	182,167	75,820	81,964
Small Cap Portfolio	907,312	1,111,651	1,610,980	1,410,324
Alps Fund
Alerian Energy Infrastructure Portfolio	558,629	280,348	266,648	340,588
Red Rocks Global Opportunity Portfolio	562,531	386,561	486,835	505,998

52

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020		2019
Portfolio	Purchases	Sales	Purchases	Sales
American Funds IS
Asset Allocation Fund	23,778,287	10,460,405	25,702,655	6,025,093
Blue Chip Income and Growth Fund	6,145,739	5,537,671	10,008,454	3,866,856
Ultra-Short Bond Fund	32,511,593	20,732,576	8,872,083	8,880,806
Capital Income Builder Fund	2,319,686	3,016,200	3,253,328	1,850,853
Global Growth Fund	5,930,929	2,628,088	4,259,537	1,265,968
Global Growth and Income Fund	4,002,907	1,440,509	2,791,043	2,148,930
Global Small Capitalization Fund	1,091,828	877,246	1,511,308	679,097
Growth Fund	7,620,054	7,461,345	7,195,831	2,444,051
Growth-Income Fund	8,840,817	6,951,437	11,623,395	3,093,480
International Fund	2,010,285	2,117,798	1,740,857	1,287,188
International Growth and Income Fund	1,509,469	1,237,756	1,656,497	609,301
New World Fund	3,907,448	4,584,180	5,554,139	2,720,602
U.S. Government/AAA-Rated Securities Fund	36,315,193	16,586,411	8,982,095	4,739,671
Invesco Oppenheimer
Total Return Bond Fund	2,085,554	795,909	1,757,764	725,253
Discovery Mid Cap Growth Fund	1,585,393	1,023,130	1,358,676	337,030
Global Multi-Alternatives Fund	—	—	1,182	90,520
Global Fund	1,297,523	1,544,621	2,137,230	1,344,545
International Growth Fund	3,397,437	1,701,586	4,578,801	1,041,503
Main Street Fund	2,022,875	2,403,463	4,880,798	975,556
Main Street Small Cap Fund	1,276,610	1,673,472	1,470,037	610,003
T. Rowe Price
Blue Chip Growth Portfolio	11,316,063	9,441,364	12,740,887	2,905,027
Health Sciences Portfolio	7,329,478	3,414,090	5,941,993	2,562,441
John Hancock Variable Insurance Trust
Financial Industries Portfolio	490,398	217,102	326,857	14,799
Fundamental All Cap Core Portfolio	4,054	2,954	25,521	10,595
Select Bond Portfolio	261,858	112,585	219,249	64,264
Strategic Income Opportunities Portfolio	182,525	52,277	191,265	4,421
Federated Hermes
High Income Bond Portfolio	411,920	339,197	339,676	3,714
Kaufmann Portfolio	3,024,717	223,295	822,179	124,580
Managed Volatility Portfolio	284,898	245,768	24,573	62

53

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

4.	Summary of Changes from Unit Transactions

Transactions in units for the years ended December 31, 2020 and 2019 were as follows:

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Fidelity Variable Insurance Products
Government Money Market Portfolio	1,527,031	1,206,490	320,541	2,106,295	2,563,246	(456,951)
High Income Portfolio	303,564	522,594	(219,030)	879,154	554,741	324,413
Equity-Income Portfolio	11,165	34,354	(23,189)	20,429	57,096	(36,667)
Growth Portfolio	24,521	51,907	(27,386)	21,739	41,728	(19,989)
Overseas Portfolio	30,292	54,480	(24,188)	31,494	66,045	(34,551)
Mid Cap Portfolio	92,123	149,238	(57,115)	113,531	119,885	(6,354)
Asset Manager Portfolio	163	8,789	(8,626)	3,246	3,004	242
Investment Grade Bond Portfolio	64,897	76,012	(11,115)	92,806	100,663	(7,857)
Index 500 Portfolio	157,593	118,319	39,274	414,334	113,464	300,870
Contrafund Portfolio	213,902	251,525	(37,623)	244,263	180,309	63,954
Asset Manager: Growth Portfolio	1,460	2,477	(1,017)	4,130	5,037	(907)
Balanced Portfolio	25,271	21,338	3,933	15,345	14,843	502
Growth & Income Portfolio	55,123	61,704	(6,581)	43,827	46,602	(2,775)
Growth Opportunities Portfolio	894,271	270,669	623,602	224,477	58,136	166,341
Value Strategies Portfolio	37,773	86,816	(49,043)	37,790	57,753	(19,963)
Strategic Income Portfolio	238,664	165,393	73,271	286,098	140,771	145,327
Emerging Markets Portfolio	62,157	53,636	8,521	48,096	42,017	6,079
Real Estate Portfolio	217,865	166,398	51,467	255,584	105,025	150,559
Funds Manager 50% Portfolio	674,516	412,415	262,101	165,170	37,743	127,427
Funds Manager 70% Portfolio	26,595	10,365	16,230	48,787	14,406	34,381
Funds Manager 85% Portfolio	14,322	20,571	(6,249)	31,534	37,481	(5,947)
Government Money Market Portfolio Service Class 2	190,465	123,574	66,891	284,939	154,573	130,366
International Capital Appreciation Portfolio	47,011	447	46,564	—	—	—
American Century Variable Portfolios, Inc.
Balanced Fund	127,873	41,760	86,113	37,580	11,993	25,587
Capital Appreciation Fund	12,431	27,136	(14,705)	21,579	15,008	6,571
International Fund	36,410	62,132	(25,722)	46,199	47,686	(1,487)
Value Fund	520,510	378,548	141,962	453,697	294,936	158,761
Disciplined Core Value Fund	121,142	37,661	83,481	61,367	48,547	12,820
Inflation Protection Fund	156,513	131,457	25,056	85,940	123,953	(38,013)
Large Company Value Fund	4,309	14,166	(9,857)	54,972	51,405	3,567
Mid Cap Value Fund	261,070	163,978	97,092	292,662	120,894	171,768
Ultra Fund	98,286	107,396	(9,110)	86,206	119,992	(33,786)
MFS Variable Insurance Trust
Research Series	664	4,577	(3,913)	11,604	17,690	(6,086)
Growth Series	2,608	21,894	(19,286)	34,494	30,762	3,732
Investors Trust Series	4,821	5,487	(666)	2,279	2,533	(254)
New Discovery Series	133,431	97,657	35,774	123,015	78,016	44,999
Corporate Bond Portfolio	258,248	87,413	170,835	148,132	96,601	51,531
Emerging Markets Equity Portfolio	62,427	62,001	426	130,226	61,752	68,474
Technology Portfolio	127,893	63,829	64,064	47,952	32,406	15,546
Global Tactical Allocation Portfolio	14,991	15,097	(106)	25,071	9,170	15,901
International Intrinsic Value Portfolio	144,284	170,871	(26,587)	149,998	107,704	42,294
Utilities Series Portfolio	149,724	177,428	(27,704)	144,934	78,927	66,007
Blended Research Core Equity Portfolio	21,639	39,627	(17,988)	18,811	78,278	(59,467)
Global Real Estate Portfolio	22,656	33,047	(10,391)	37,534	6,690	30,844

54

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	1,912	4,341	(2,429)	2,695	4,752	(2,057)
Mid-Cap Stock Portfolio	6,857	17,962	(11,105)	4,227	18,415	(14,188)
International Opportunities Portfolio	—	—	—	21,100	271,116	(250,016)
Bond-Debenture Portfolio	331,839	357,912	(26,073)	370,190	140,718	229,472
Fundamental Equity Portfolio	14,200	15,216	(1,016)	9,022	10,733	(1,711)
Developing Growth Portfolio	83,645	53,441	30,204	66,261	80,234	(13,973)
Short Duration Income Portfolio	827,779	887,123	(59,344)	872,138	679,763	192,375
Alger Fund
LargeCap Growth Portfolio	60,695	99,595	(38,900)	11,296	67,882	(56,586)
MidCap Growth Portfolio	26,476	52,961	(26,485)	56,315	52,376	3,939
Capital Appreciation Portfolio	16,922	25,471	(8,549)	9,039	24,744	(15,705)
SmallCap Growth Portfolio	55	3,843	(3,788)	226	3,652	(3,426)
Capital Appreciation Portfolio Class S	158,499	396,465	(237,966)	114,331	229,459	(115,128)
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	67,759	33,482	34,277	33,706	20,517	13,189
S&P 500 Index Portfolio	38,119	18,098	20,021	22,404	28,718	(6,314)
SRI Balanced Portfolio	160,015	41,761	118,254	55,460	388	55,072
Invesco Variable Insurance Funds
Technology Fund	13,511	11,299	2,212	4,830	4,352	478
Managed Volatility Fund	743	8,163	(7,420)	1,086	5,056	(3,970)
Diversified Dividend Fund	3,260	7,331	(4,071)	42,937	48,502	(5,565)
Health Care Fund	7,361	18,280	(10,919)	13,578	21,028	(7,450)
Global Real Estate Fund	7,361	18,233	(10,872)	14,202	8,544	5,658
International Growth Fund	23,223	28,353	(5,130)	36,360	26,317	10,043
Mid Cap Core Equity Fund	2,267	3,602	(1,335)	9,775	7,779	1,996
J.P. Morgan Series Trust II
Core Bond Portfolio	40,148	65,194	(25,046)	125,932	234,209	(108,277)
Small Cap Core Portfolio	15,787	16,980	(1,193)	15,177	15,953	(776)
Rydex Variable Trust
Nova Fund	1,822	12,540	(10,718)	3,872	8,567	(4,695)
NASDAQ-100 Fund	11,975	6,822	5,153	4,058	5,787	(1,729)
U.S. Government Money Market Fund	—	4,068	(4,068)	43,621	77,620	(33,999)
Inverse S&P 500 Strategy Fund	104,997	87,067	17,930	3,340	4,484	(1,144)
Inverse NASDAQ-100 Strategy Fund	38,279	55,086	(16,807)	13,950	11,245	2,705
Inverse Government Long Bond Strategy Fund	1,667	1,076	591	2,769	12,023	(9,254)
Government Long Bond 1.2x Strategy	274,663	267,710	6,953	333,053	335,862	(2,809)
NASDAQ-100 2x Strategy Fund	—	—	—	—	—	—
Inverse Dow 2x Strategy Fund	—	—	—	—	—	—
Rydex Variable Insurance Funds
Biotechnology Fund	77,523	92,596	(15,073)	38,907	63,290	(24,383)
S&P 500 Pure Growth Fund	27,989	74,618	(46,629)	45,875	46,766	(891)
S&P MidCap 400 Pure Growth Fund	5,791	23,927	(18,136)	10,066	10,966	(900)
Guggenheim Variable Insurance Funds
Long Short Equity Fund	19,582	5,991	13,591	19,291	3,512	15,779
Multi-Hedge Strategies Fund	34,240	52,615	(18,375)	13,589	46,575	(32,986)
Global Managed Futures Strategies Fund	2,658	11,098	(8,440)	82,648	88,662	(6,014)
Small Cap Value Fund	47,204	26,219	20,985	26,850	32,843	(5,993)

55

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
ProFunds VP
Access VP High Yield Fund	6,603	12,291	(5,688)	7,803	16,543	(8,740)
Asia 30	6,686	7,380	(694)	6,455	6,842	(387)
Banks	4,683	7,304	(2,621)	8,062	8,847	(785)
Basic Materials	2,433	2,628	(195)	1,066	3,005	(1,939)
Bear	20,125	29,899	(9,774)	1,438	8,727	(7,289)
Biotechnology	8,732	11,639	(2,907)	4,638	6,033	(1,395)
Bull	29,001	81,930	(52,929)	70,756	47,946	22,810
Consumer Goods	17,915	15,847	2,068	7,593	4,964	2,629
Consumer Services	4,913	3,677	1,236	8,413	9,826	(1,413)
Dow 30	5,954	2,026	3,928	6,338	8,370	(2,032)
Emerging Markets	33,622	35,618	(1,996)	12,439	16,290	(3,851)
Europe 30	1,640	4,306	(2,666)	3,682	5,315	(1,633)
Falling U.S. Dollar	4,143	4,700	(557)	880	1,383	(503)
Financials	837	5,911	(5,074)	5,992	4,409	1,583
Health Care	9,783	11,979	(2,196)	11,036	21,196	(10,160)
Industrials	10,448	12,737	(2,289)	10,729	8,156	2,573
International	23,271	23,817	(546)	127	1,116	(989)
Internet	8,416	8,986	(570)	8,642	13,237	(4,595)
Japan	543	448	95	564	2,510	(1,946)
Large-Cap Growth	23,401	25,013	(1,612)	17,632	19,654	(2,022)
Large-Cap Value	17,136	29,266	(12,130)	28,271	27,602	669
Mid-Cap	180,658	365,690	(185,032)	567,103	580,780	(13,677)
Mid-Cap Growth	13,216	12,888	328	7,680	8,953	(1,273)
Mid-Cap Value	1,496	2,325	(829)	3,211	5,632	(2,421)
Government Money Market	1,047,606	885,493	162,113	639,619	946,236	(306,617)
Oil & Gas	43,379	53,397	(10,018)	15,526	36,132	(20,606)
NASDAQ-100	22,900	30,296	(7,396)	27,265	34,428	(7,163)
Pharmaceuticals	1,160	2,549	(1,389)	700	3,185	(2,485)
Precious Metals	177,075	258,680	(81,605)	117,373	141,864	(24,491)
Real Estate	9,053	20,203	(11,150)	10,855	13,592	(2,737)
Rising Rates Opportunity	1,578	7,915	(6,337)	696	34,240	(33,544)
Semiconductor	7,199	7,666	(467)	10,257	7,356	2,901
Short Dow 30	1,016,268	1,008,424	7,844	—	60	(60)
Short Emerging Markets	—	—	—	—	—	—
Short International	1,634	1,671	(37)	366	3,300	(2,934)
Short Mid-Cap	2,065	2,424	(359)	794	848	(54)
Short NASDAQ-100	23,614	16,064	7,550	—	58	(58)
Short Small-Cap	367,212	367,570	(358)	842	9,603	(8,761)
Small-Cap	15,081	22,349	(7,268)	9,465	8,159	1,306
Small-Cap Growth	24,644	25,245	(601)	8,356	11,564	(3,208)
Small-Cap Value	17,861	11,048	6,813	1,137	1,564	(427)
Technology	20,415	19,205	1,210	21,969	18,457	3,512
Telecommunications	297	225	72	344	1,184	(840)
U.S. Government Plus	39,940	30,024	9,916	9,488	18,107	(8,619)
UltraBull	14,505	4,983	9,522	14,818	19,993	(5,175)
UltraMid-Cap	125,333	114,564	10,769	292,882	315,021	(22,139)
UltraNASDAQ-100	5,361	4,952	409	6,146	7,875	(1,729)
UltraShort Dow 30	—	599	(599)	509,892	510,274	(382)
UltraShort NASDAQ-100	1	1,348	(1,347)	662,850	663,625	(775)
UltraSmall-Cap	104,588	88,590	15,998	88,642	92,790	(4,148)
Utilities	8,534	6,856	1,678	12,231	12,607	(376)

56

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
VanEck Worldwide Insurance Trust
Global Hard Assets Fund	157,027	132,823	24,204	72,417	82,834	(10,417)
Emerging Markets Fund	12,144	18,694	(6,550)	9,585	15,800	(6,215)
Emerging Markets Bond Fund	39,913	36,296	3,617	28,390	33,361	(4,971)
Janus Henderson Series
Global Technology and Innovation Portfolio	153,006	96,535	56,471	71,096	47,190	23,906
Overseas Portfolio	21,495	15,127	6,368	11,480	12,056	(576)
Research Portfolio	3,707	8,079	(4,372)	1,706	5,144	(3,438)
Enterprise Services Portfolio	294,875	222,911	71,964	276,680	129,353	147,327
Global Research Portfolio	10,635	13,049	(2,414)	20,278	14,676	5,602
Mid Cap Value Portfolio	61,912	50,609	11,303	50,587	39,472	11,115
Balanced Portfolio	1,018,435	600,003	418,432	841,237	193,976	647,261
Flexible Bond Portfolio	367,933	200,434	167,499	339,254	223,936	115,318
GI Unconstrained Bond Portfolio	—	—	—	7,210	106,164	(98,954)
PIMCO Variable Insurance Trust
Total Return Portfolio	1,670,377	2,193,134	(522,757)	1,430,726	1,415,912	14,814
Low Duration Portfolio	1,365,809	1,072,501	293,308	609,703	611,584	(1,881)
High Yield Portfolio	708,788	842,632	(133,844)	553,003	288,774	264,229
Real Return Portfolio	406,446	392,872	13,574	239,000	250,060	(11,060)
All Asset Portfolio	32,980	86,091	(53,111)	31,953	88,909	(56,956)
Global Managed Asset Allocation Portfolio	25,440	7,561	17,879	17,163	11,834	5,329
Short-Term Portfolio	3,559,634	2,331,640	1,227,994	997,399	1,302,319	(304,920)
Emerging Markets Bond Portfolio	33,369	25,171	8,198	53,119	34,648	18,471
Global Bond Opportunities Portfolio	525	18,867	(18,342)	1,920	2,552	(632)
Commodity Real Return Strategy Portfolio	99,462	162,249	(62,787)	58,627	139,714	(81,087)
International Bond (USD-Hedged) Portfolio	52,727	30,837	21,890	68,183	33,112	35,071
Dynamic Bond Adv Portfolio	48,911	78,580	(29,669)	78,101	45,491	32,610
Income Advisor Portfolio	794,669	1,417,751	(623,082)	1,046,549	291,015	755,534
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	20,493	36,049	(15,556)	35,024	51,098	(16,074)
Large Cap Value Fund	1,316	1,919	(603)	3,575	27,420	(23,845)
Mid Cap Value Fund	21,924	19,943	1,981	24,129	34,704	(10,575)
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	10,398	19,077	(8,679)	25,564	19,339	6,225
AMT Mid Cap Intrinsic Value Portfolio	5,347	15,948	(10,601)	13,692	8,381	5,311
BNY Mellon Variable Investment Fund
Appreciation Portfolio	11,229	14,915	(3,686)	7,003	7,345	(342)
International Value Portfolio	8	1,479	(1,471)	912	3,804	(2,892)
Sustainable U.S. Equity Portfolio	2,503	3,923	(1,420)	1,766	982	784
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio	6,672	11,209	(4,537)	24,249	22,954	1,295
Value Opportunities Fund	5,119	5,183	(64)	641	3,428	(2,787)
American Value Fund	4,459	6,406	(1,947)	7,194	7,678	(484)

57

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	1,324	3,287	(1,963)	1,106	4,688	(3,582)
Emerging Markets Equity Portfolio	20,598	21,282	(684)	7,001	21,007	(14,006)
Discovery Portfolio	3,698	3,899	(201)	15	3,917	(3,902)
U.S. Real Estate Portfolio	1,764	3,770	(2,006)	3,923	7,577	(3,654)
Northern Lights Variable Trust
Power Income Fund	4,062	18,241	(14,179)	8,288	41,418	(33,130)
Power Dividend Index Fund	56,931	834,309	(777,378)	600,350	1,153,879	(553,529)
AB Variable Products Series
Real Estate Investment Portfolio	—	—	—	127	140,698	(140,571)
Dynamic Asset Allocation Portfolio	28,552	15,381	13,171	163,096	9,694	153,402
Small Cap Growth Portfolio	2,106	4,300	(2,194)	770	419	351
Small Mid Cap Value Portfolio	43,499	48,950	(5,451)	65,983	34,798	31,185
BlackRock Variable Series Fund, Inc.
Basic Value Fund	37,405	69,838	(32,433)	34,321	66,400	(32,079)
Capital Appreciation Fund	2,813	3,815	(1,002)	403	9,593	(9,190)
Equity Dividend Fund	332,589	172,026	160,563	203,364	104,787	98,577
Global Allocation Fund	130,514	191,064	(60,550)	56,389	186,792	(130,403)
Advantage Large Cap Core Fund	4,690	15,478	(10,788)	2,286	14,921	(12,635)
Large Cap Focus Growth Fund	164,613	98,273	66,340	213,140	28,305	184,835
60/40 Target Allocation ETF Fund	215,549	64,745	150,804	205,828	36,756	169,072
Total Return Portfolio	45,834	12,845	32,989	121,154	23,843	97,311
S&P 500 Portfolio	24,715	8,075	16,640	71,250	3,912	67,338
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	72,119	65,758	6,361	34,872	44,689	(9,817)
Dividend Opportunity Portfolio	58,473	50,463	8,010	72,636	48,662	23,974
Emerging Markets Bond Portfolio	9,098	100,434	(91,336)	11,901	109,527	(97,626)
High Yield Portfolio	91,189	86,624	4,565	64,522	56,265	8,257
Select Large-Cap Value Portfolio	20,421	76,111	(55,690)	26,104	7,992	18,112
Seligman Global Tech Portfolio	159,452	90,520	68,932	99,640	35,532	64,108
US Government Mortgage Portfolio	210,582	64,954	145,628	61,021	8,585	52,436
Strategic Income Portfolio	23,343	762	22,581	—	—	—
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	427,403	282,903	144,500	542,516	205,812	336,704
Small Cap Index Portfolio	106,589	91,461	15,128	106,234	37,370	68,864
Alternative Asset Allocation Portfolio	6,013	34,840	(28,827)	10,402	55,147	(44,745)
Global Small Cap Portfolio	7,665	14,892	(7,227)	14,025	11,914	2,111
Small Mid Cap Value Portfolio	59,370	67,039	(7,669)	36,266	65,142	(28,876)
CROCI US Portfolio	3,080	7,227	(4,147)	141	4,027	(3,886)
Eaton Vance Variable Trust
Floating Rate Income Portfolio	343,589	977,329	(633,740)	509,530	536,836	(27,306)
Delaware Variable Insurance Portfolios
Total Return Portfolio	1,618	7,284	(5,666)	9,496	5,735	3,761
International Portfolio	7,249	31,895	(24,646)	37,973	39,142	(1,169)
Opportunity Portfolio	40,797	154,294	(113,497)	25,209	133,567	(108,358)
Covered Call Strategy Portfolio	189	12,121	(11,932)	1,052	374	678
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	74,265	94,958	(20,693)	50,598	64,974	(14,376)
Income Fund	254,284	341,278	(86,994)	223,534	160,512	63,022

58

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Global Bond Fund	336,924	336,139	785	450,339	291,181	159,158
Foreign Fund	326,800	335,256	(8,456)	403,197	302,903	100,294
Developing Markets Fund	20,661	77,990	(57,329)	22,908	80,438	(57,530)
Mutual Global Discovery Fund	82,068	127,005	(44,937)	36,953	76,792	(39,839)
Rising Dividends Fund	109,919	213,358	(103,439)	146,705	139,304	7,401
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	9,817	89,480	(79,663)	8,172	42,105	(33,933)
Balanced Portfolio	19,270	103,167	(83,897)	18,794	39,270	(20,476)
Global Equity Income Portfolio	5,447	13,323	(7,876)	1,003	6,912	(5,909)
Energy Portfolio	165,813	198,318	(32,505)	217,885	157,983	59,902
Global Bond Portfolio	37,334	47,626	(10,292)	17,660	14,520	3,140
Natural Resources Portfolio	28,948	54,755	(25,807)	52,661	22,105	30,556
Growth Portfolio	38,906	38,707	199	41,096	37,890	3,206
High Income Portfolio	347,170	377,318	(30,148)	316,663	322,615	(5,952)
International Core Equity Portfolio	63,019	86,856	(23,837)	112,750	87,794	24,956
Global Growth Portfolio	977	6,075	(5,098)	8,413	3,627	4,786
Mid Cap Growth Portfolio	165,614	94,527	71,087	71,668	52,879	18,789
Science and Technology Portfolio	137,252	84,961	52,291	114,939	69,820	45,119
Small Cap Growth Portfolio	40,173	103,894	(63,721)	116,118	54,390	61,728
Small Cap Core Portfolio	86,091	108,741	(22,650)	90,795	79,349	11,446
Lazard Retirement Series, Inc.
International Equity Portfolio	11,700	10,158	1,542	15,650	7,732	7,918
Global Dynamic Multi Asset Portfolio	13,847	19,259	(5,412)	7,106	25,951	(18,845)
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	34,226	22,570	11,656	51,555	23,013	28,542
ClearBridge Variable Mid Cap Portfolio	86,459	76,917	9,542	74,298	75,203	(905)
ClearBridge Variable Dividend Strategy Portfolio	754,678	475,223	279,455	530,543	107,483	423,060
ClearBridge Variable Small Cap Growth Portfolio	40,410	56,569	(16,159)	59,437	51,389	8,048
ClearBridge Variable Aggressive Growth Portfolio	1,844	22,643	(20,799)	9,009	8,894	115
Western Asset Variable Core Bond Plus Portfolio	1,177,295	1,200,820	(23,525)	1,209,355	533,429	675,926
ClearBridge Variable Large Cap Growth Portfolio	198,444	167,824	30,620	359,385	127,677	231,708
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy Portfolio	2,759	1,365	1,394	557	4,466	(3,909)
Pioneer Variable Contracts Trust
Fund Portfolio	2,421	3,212	(791)	1,841	4,684	(2,843)
Bond Portfolio	480,522	461,711	18,811	550,372	327,347	223,025
Strategic Income Portfolio	134,259	160,231	(25,972)	193,934	168,045	25,889
Equity Income Portfolio	94,779	140,051	(45,272)	133,798	65,123	68,675
High Yield Portfolio	2,895	17,595	(14,700)	4,565	13,511	(8,946)
Prudential Series Funds
Jennison 20/20 Focus Portfolio	10	874	(864)	2,355	970	1,385
Natural Resources Portfolio	19,772	90,899	(71,127)	100,478	37,715	62,763
SP Prudential US Emerging Growth Portfolio	366	9,420	(9,054)	1,726	11,543	(9,817)
Royce Capital Fund
Micro-Cap Portfolio	3,791	17,152	(13,361)	3,212	7,026	(3,814)
Small Cap Portfolio	71,621	88,121	(16,500)	41,125	90,904	(49,779)
Alps Fund
Alerian Energy Infrastructure Portfolio	92,321	49,454	42,867	29,870	42,634	(12,764)
Red Rocks Global Opportunity Portfolio	29,942	30,373	(431)	37,578	40,439	(2,861)

59

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2020			2019
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
American Funds IS
Asset Allocation Fund	1,763,189	721,734	1,041,455	1,843,077	433,357	1,409,720
Blue Chip Income and Growth Fund	441,140	410,751	30,389	605,957	277,857	328,100
Ultra-Short Bond Fund	3,463,282	2,195,677	1,267,605	920,470	926,297	(5,827)
Capital Income Builder Fund	183,204	266,907	(83,703)	270,876	158,921	111,955
Global Growth Fund	352,553	154,640	197,913	262,946	82,800	180,146
Global Growth and Income Fund	281,494	109,810	171,684	167,164	157,491	9,673
Global Small Capitalization Fund	62,433	67,520	(5,087)	105,307	52,962	52,345
Growth Fund	343,235	334,283	8,952	282,677	136,659	146,018
Growth-Income Fund	503,963	430,151	73,812	563,678	195,615	368,063
International Fund	186,716	188,965	(2,249)	133,543	110,321	23,222
International Growth and Income Fund	145,014	122,239	22,775	142,606	55,521	87,085
New World Fund	320,090	370,517	(50,427)	417,785	237,897	179,888
U.S. Government/AAA-Rated Securities Fund	3,200,373	1,480,564	1,719,809	854,332	457,365	396,967
Invesco Oppenheimer
Total Return Bond Fund	169,766	66,108	103,658	157,066	66,065	91,001
Discovery Mid Cap Growth Fund	73,737	51,363	22,374	71,255	20,344	50,911
Global Multi-Alternatives Fund	—	—	—	38	9,743	(9,705)
Global Fund	72,018	98,758	(26,740)	112,783	100,160	12,623
International Growth Fund	288,592	142,134	146,458	409,534	98,956	310,578
Main Street Fund	90,488	169,642	(79,154)	309,614	72,633	236,981
Main Street Small Cap Fund	91,343	124,998	(33,655)	84,089	43,538	40,551
T. Rowe Price
Blue Chip Growth Portfolio	538,971	502,003	36,968	776,117	179,780	596,337
Health Sciences Portfolio	462,744	250,914	211,830	465,856	219,740	246,116
John Hancock Variable Insurance Trust
Financial Industries Portfolio	47,703	22,632	25,071	30,054	1,133	28,921
Fundamental All Cap Core Portfolio	148	154	(6)	1,869	914	955
Select Bond Portfolio	22,463	9,905	12,558	20,149	5,837	14,312
Strategic Income Opportunities Portfolio	17,524	4,463	13,061	18,349	221	18,128
Federated Hermes
High Income Bond Portfolio	38,791	33,146	5,645	33,665	246	33,419
Kaufmann Portfolio	245,285	16,841	228,444	79,676	11,859	67,817
Managed Volatility Portfolio	30,035	25,997	4,038	2,425	—	2,425

60

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

5.	Financial Highlights

The Company sells a number of variable annuity insurance products which have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each portfolio that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options.

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Net assets represented by
Fidelity Variable Insurance Products
Government Money Market Portfolio
2020	930,135	$7.81 to 13.36	$9,787,427	0.30%	0.95% to 1.55%	-2.30% to -0.63%
2019	609,594	7.99 to 13.50	$6,389,717	1.45%	0.95% to 1.55%	-0.90% to 1.05%
2018	1,066,545	8.11 to 13.42	$11,296,135	0.96%	0.95% to 1.55%	-1.27% to 0.69%
2017	1,222,766	8.06 to 13.39	$12,927,349	0.46%	0.95% to 1.55%	-2.35% to -0.28%
2016	537,525	8.17 to 13.49	$5,702,461	0.10%	0.95% to 1.55%	-2.81% to -0.74%
High Income Portfolio
2020	378,909	10.83 to 28.47	$6,587,049	3.59%	0.95% to 1.65%	0.19% to 1.45%
2019	597,939	11.01 to 28.06	$12,059,687	7.32%	0.95% to 1.55%	12.27% to 13.68%
2018	273,526	9.72 to 24.69	$4,109,077	13.31%	0.95% to 1.55%	-5.74% to -4.54%
2017	389,972	10.21 to 25.86	$6,022,440	2.99%	0.95% to 1.55%	4.59% to 5.91%
2016	971,321	11.88 to 24.42	$18,861,790	8.45%	0.95% to 1.55%	11.69% to 13.09%
Equity-Income Portfolio
2020	185,468	19.42 to 63.49	$6,685,108	1.54%	0.95% to 1.55%	3.66% to 5.43%
2019	208,657	17.05 to 60.34	$7,166,866	1.91%	0.95% to 1.55%	23.47% to 25.91%
2018	245,323	13.81 to 48.02	$6,570,148	2.14%	0.95% to 1.55%	-11.17% to -9.41%
2017	300,652	14.93 to 53.10	$8,907,143	1.47%	0.95% to 1.55%	9.11% to 11.59%
2016	376,454	13.68 to 47.70	$9,774,609	2.14%	0.95% to 1.55%	14.00% to 16.60%
Growth Portfolio
2020	103,342	39.25 to 105.81	$9,135,476	0.07%	0.95% to 1.55%	40.08% to 42.19%
2019	130,728	26.82 to 74.57	$7,729,119	0.22%	0.95% to 1.55%	30.73% to 32.71%
2018	150,717	21.32 to 56.30	$6,756,009	0.22%	0.95% to 1.55%	-2.86% to -1.38%
2017	172,145	21.80 to 57.20	$7,746,338	0.20%	0.95% to 1.55%	31.56% to 33.55%
2016	186,071	15.86 to 42.93	$6,313,943	0.03%	0.95% to 1.55%	-1.88% to -0.40%
Overseas Portfolio
2020	282,895	17.25 to 34.21	$6,929,633	0.22%	0.95% to 1.65%	12.32% to 14.24%
2019	307,083	13.23 to 30.01	$6,565,374	1.55%	0.95% to 1.55%	23.86% to 26.30%
2018	341,634	10.68 to 23.82	$5,760,737	1.32%	0.95% to 1.55%	-17.50% to -15.86%
2017	395,965	12.82 to 28.36	$8,054,715	1.22%	0.95% to 1.55%	25.91% to 28.76%
2016	449,447	10.08 to 22.07	$7,167,103	1.20%	0.95% to 1.55%	-8.25% to -6.16%
Mid Cap Portfolio
2020	665,757	13.35 to 52.45	$16,098,689	0.36%	0.95% to 1.65%	14.67% to 16.75%
2019	722,872	11.47 to 44.93	$15,243,046	0.71%	0.95% to 1.55%	19.83% to 22.01%
2018	729,226	9.43 to 36.82	$12,880,026	0.46%	0.95% to 1.55%	-17.10% to -15.58%
2017	748,760	11.21 to 43.62	$15,996,166	0.52%	0.95% to 1.55%	16.58% to 19.40%
2016	701,998	15.14 to 36.53	$13,075,933	0.33%	0.95% to 1.55%	8.24% to 10.87%

61

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Asset Manager Portfolio
2020	35,853	19.31 to 40.11	$1,116,302	1.28%	0.95% to 1.55%	11.93% to 13.45%
2019	44,479	17.25 to 35.41	$1,184,709	1.78%	0.95% to 1.55%	15.33% to 16.90%
2018	44,236	14.96 to 30.37	$988,568	1.63%	0.95% to 1.55%	-7.77% to -6.51%
2017	45,483	16.22 to 32.54	$1,108,425	1.73%	0.95% to 1.55%	11.16% to 12.67%
2016	50,399	14.59 to 28.92	$1,103,446	1.30%	0.95% to 1.55%	0.50% to 1.87%
Investment Grade Bond Portfolio
2020	166,405	13.39 to 28.24	$3,431,417	2.08%	0.95% to 1.55%	6.52% to 8.13%
2019	177,520	11.74 to 26.18	$3,418,470	2.67%	0.95% to 1.55%	6.28% to 8.37%
2018	185,377	11.05 to 24.21	$3,319,039	2.21%	0.95% to 1.55%	-3.64% to -1.73%
2017	222,145	11.46 to 24.68	$4,019,611	2.18%	0.95% to 1.55%	1.03% to 3.01%
2016	265,273	11.35 to 24.02	$4,645,035	2.13%	0.95% to 1.55%	1.49% to 3.49%
Index 500 Portfolio
2020	824,903	13.87 to 91.04	$23,666,018	1.51%	0.95% to 1.65%	14.75% to 16.83%
2019	785,629	11.91 to 78.08	$21,551,004	1.90%	0.95% to 1.55%	27.28% to 29.78%
2018	484,759	17.69 to 60.29	$15,222,800	1.65%	0.95% to 1.55%	-7.47% to -5.64%
2017	616,686	18.31 to 64.02	$20,080,603	1.63%	0.95% to 1.55%	17.42% to 20.26%
2016	708,709	15.59 to 53.34	$18,936,510	1.30%	0.95% to 1.55%	7.91% to 10.53%
Contrafund Portfolio
2020	1,178,776	12.37 to 111.47	$39,822,428	0.10%	0.95% to 1.65%	27.08% to 29.00%
2019	1,216,399	13.18 to 86.57	$33,859,564	0.27%	0.95% to 1.55%	28.10% to 30.03%
2018	1,152,445	10.17 to 66.72	$26,061,685	0.53%	0.95% to 1.55%	-8.91% to -7.53%
2017	1,154,260	11.03 to 72.28	$29,362,042	0.86%	0.95% to 1.55%	18.65% to 20.44%
2016	1,005,538	15.56 to 60.14	$23,032,917	0.64%	0.95% to 1.55%	5.12% to 6.71%
Asset Manager: Growth Portfolio
2020	24,803	20.37 to 43.77	$887,421	0.99%	0.95% to 1.55%	14.29% to 15.84%
2019	25,820	17.82 to 37.86	$798,018	1.52%	0.95% to 1.55%	19.71% to 21.34%
2018	26,726	14.89 to 31.25	$692,215	1.46%	0.95% to 1.55%	-9.99% to -8.76%
2017	25,904	16.54 to 34.32	$763,812	1.24%	0.95% to 1.55%	15.81% to 17.37%
2016	26,923	14.28 to 29.32	$678,289	1.25%	0.95% to 1.55%	-0.15% to 1.21%
Balanced Portfolio
2020	107,172	26.36 to 40.63	$3,734,962	1.23%	0.95% to 1.55%	19.35% to 20.97%
2019	103,239	21.05 to 33.66	$2,994,631	1.68%	0.95% to 1.55%	22.78% to 28.45%
2018	102,737	16.98 to 27.42	$2,415,987	1.38%	0.95% to 1.55%	-6.77% to -5.35%
2017	112,357	19.50 to 29.03	$2,792,652	1.28%	0.95% to 1.55%	13.48% to 15.02%
2016	150,941	17.18 to 25.29	$3,218,268	1.22%	0.95% to 1.55%	4.55% to 5.97%
Growth & Income Portfolio
2020	40,129	22.03 to 42.53	$1,519,482	1.81%	0.95% to 1.55%	4.68% to 6.58%
2019	46,710	20.57 to 39.99	$1,666,471	4.65%	0.95% to 1.55%	21.11% to 28.24%
2018	49,486	16.68 to 31.19	$1,369,397	0.32%	0.95% to 1.55%	-11.67% to -10.06%
2017	57,456	17.16 to 34.75	$1,777,858	1.17%	0.95% to 1.55%	12.78% to 15.51%
2016	65,708	15.22 to 30.15	$1,752,760	1.55%	0.95% to 1.55%	11.99% to 14.71%
Growth Opportunities Portfolio
2020	859,730	15.19 to 75.22	$19,518,772	0.00%	0.95% to 1.65%	64.16% to 66.64%
2019	236,128	10.94 to 45.59	$4,894,768	0.07%	0.95% to 1.55%	9.44% to 39.17%
2018	69,787	25.67 to 33.09	$2,202,365	0.12%	0.95% to 1.55%	9.76% to 11.14%
2017	70,470	23.34 to 30.07	$2,010,137	0.26%	0.95% to 1.55%	31.53% to 32.91%
2016	76,426	17.75 to 22.85	$1,642,818	0.23%	0.95% to 1.55%	-1.92% to -0.88%
Value Strategies Portfolio
2020	158,855	12.67 to 28.16	$3,461,782	0.93%	0.95% to 1.65%	5.41% to 7.00%
2019	207,898	11.88 to 26.31	$4,212,064	1.46%	0.95% to 1.55%	30.85% to 32.83%
2018	227,861	8.97 to 19.81	$3,481,341	0.72%	0.95% to 1.55%	-19.51% to -18.28%
2017	253,806	11.01 to 24.24	$4,727,608	1.29%	0.95% to 1.55%	16.21% to 17.96%
2016	228,649	15.28 to 20.55	$3,697,663	0.96%	0.95% to 1.55%	6.63% to 8.24%
Strategic Income Portfolio
2020	1,058,570	10.85 to 13.01	$13,485,831	3.11%	1.15% to 1.65%	5.72% to 5.93%
2019	985,299	10.81 to 12.28	$11,890,430	3.47%	1.15% to 1.35%	9.17% to 9.39%
2018	839,972	9.89 to 11.23	$9,340,409	3.87%	1.15% to 1.35%	-4.13% to -3.94%
2017	710,192	10.31 to 11.69	$8,233,259	3.39%	1.15% to 1.35%	6.11% to 6.32%
2016	534,063	10.94 to 10.99	$5,845,982	3.73%	1.00% to 1.50%	6.57% to 6.78%

62

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Emerging Markets Portfolio
2020	307,443	16.41 to 17.88	$5,427,630	0.56%	1.15% to 1.65%	29.12% to 29.38%
2019	298,922	12.70 to 13.82	$4,085,653	1.44%	1.15% to 1.35%	27.46% to 27.72%
2018	292,843	9.95 to 10.82	$3,145,115	0.57%	1.15% to 1.35%	-19.27% to -19.10%
2017	274,546	12.32 to 13.38	$3,638,965	0.59%	1.15% to 1.35%	45.09% to 45.37%
2016	147,226	9.16 to 9.20	$1,349,736	0.14%	1.00% to 1.50%	1.57% to 1.77%
Real Estate Portfolio
2020	1,174,541	10.54 to 16.01	$18,444,735	1.83%	1.15% to 1.65%	-8.04% to -7.86%
2019	1,123,074	11.45 to 17.37	$19,207,943	1.71%	1.15% to 1.35%	21.30% to 21.54%
2018	972,515	9.43 to 14.29	$13,743,142	2.65%	1.15% to 1.35%	-7.72% to -7.53%
2017	975,021	10.20 to 15.46	$14,953,636	1.58%	1.15% to 1.35%	2.38% to 2.59%
2016	968,831	14.99 to 15.07	$14,545,145	1.27%	1.00% to 1.50%	4.05% to 4.26%
Funds Manager 50% Portfolio
2020	652,743	13.07 to 16.56	$10,514,394	1.07%	1.15% to 1.65%	12.36% to 12.58%
2019	390,642	11.62 to 14.71	$5,531,550	1.77%	1.15% to 1.35%	16.11% to 16.34%
2018	263,215	10.00 to 12.64	$3,305,990	1.55%	1.15% to 1.35%	-6.65% to -6.46%
2017	198,441	10.70 to 13.52	$2,669,845	1.03%	1.15% to 1.35%	12.72% to 12.94%
2016	202,694	11.91 to 11.97	$2,420,472	1.20%	1.00% to 1.50%	2.68% to 2.89%
Funds Manager 70% Portfolio
2020	211,343	13.83 to 19.19	$3,988,691	0.75%	1.15% to 1.65%	14.38% to 14.61%
2019	195,113	12.07 to 16.74	$3,215,544	1.29%	1.15% to 1.35%	20.85% to 21.09%
2018	160,732	9.98 to 13.83	$2,187,534	0.96%	1.15% to 1.35%	-8.92% to -8.74%
2017	141,689	10.95 to 15.15	$2,124,719	0.82%	1.15% to 1.35%	17.35% to 17.58%
2016	128,472	12.82 to 12.89	$1,652,282	1.07%	1.00% to 1.50%	3.45% to 3.66%
Funds Manager 85% Portfolio
2020	51,994	14.43 to 21.46	$1,025,047	0.67%	1.15% to 1.65%	15.69% to 15.92%
2019	58,243	12.46 to 18.51	$957,280	1.10%	1.15% to 1.35%	24.45% to 24.70%
2018	64,190	10.01 to 14.84	$881,870	0.66%	1.15% to 1.35%	-10.31% to -10.13%
2017	66,292	11.14 to 16.52	$1,036,023	0.73%	1.15% to 1.35%	21.26% to 21.50%
2016	44,169	13.53 to 13.59	$599,483	0.87%	1.00% to 1.50%	4.06% to 4.27%
Government Money Market Portfolio Service Class 2
2020	471,550	9.22 to 9.34	$4,357,277	0.22%	1.15% to 1.65%	-1.11% to -0.91%
2019	404,659	9.33 to 9.43	$3,782,351	2.05%	1.15% to 1.35%	0.40% to 0.60%
2018	274,293	9.29 to 9.37	$2,550,426	1.29%	1.15% to 1.35%	0.03% to 0.23%
2017	204,960	9.29 to 9.29	$1,903,208	0.41%	1.15% to 1.35%	-0.92% to -0.92%
2016	237,859	9.37 to 9.37	$2,229,175	0.01%	1.00% to 1.50%	-1.33% to -1.33%
International Capital Appreciation Portfolio
2020	46,564	13.87 to 13.89	$646,274	0.18%	1.15% to 1.65%	38.70% to 38.88%
American Century Variable
Portfolios, Inc.
Balanced Fund
2020	171,886	11.17 to 33.93	$2,639,998	1.04%	0.95% to 1.65%	9.48% to 11.46%
2019	85,773	10.64 to 30.58	$1,630,677	1.46%	0.95% to 1.55%	6.42% to 18.72%
2018	60,186	16.21 to 25.87	$1,243,684	1.46%	0.95% to 1.55%	-6.45% to -4.74%
2017	66,901	17.33 to 27.29	$1,467,007	1.57%	0.95% to 1.55%	10.83% to 12.84%
2016	96,579	14.86 to 24.29	$1,890,953	1.45%	0.95% to 1.55%	4.09% to 5.98%
Capital Appreciation Fund
2020	35,591	51.06 to 77.03	$2,380,600	0.00%	0.95% to 1.55%	39.01% to 41.11%
2019	50,296	36.73 to 54.84	$2,336,783	0.00%	0.95% to 1.55%	32.28% to 34.28%
2018	43,725	27.77 to 41.02	$1,560,985	0.00%	0.95% to 1.55%	-7.50% to -6.10%
2017	56,685	29.90 to 43.88	$2,121,643	0.00%	0.95% to 1.55%	18.85% to 20.64%
2016	54,467	24.98 to 36.54	$1,724,354	0.00%	0.95% to 1.55%	0.73% to 2.25%
International Fund
2020	145,052	13.01 to 30.49	$3,854,284	0.37%	0.95% to 1.90%	21.15% to 24.47%
2019	170,774	10.74 to 24.56	$3,652,645	0.73%	0.95% to 1.90%	23.55% to 26.93%
2018	172,262	8.69 to 19.40	$2,900,218	1.26%	0.95% to 1.90%	-18.35% to -16.10%
2017	194,253	10.65 to 23.20	$3,936,889	0.78%	0.95% to 1.90%	26.26% to 29.70%
2016	196,227	8.43 to 18.08	$3,120,591	0.93%	0.85% to 1.55%	-8.94% to -6.45%
Value Fund
2020	3,366,384	11.91 to 47.11	$65,728,799	1.93%	0.95% to 1.65%	-1.81% to -0.12%
2019	3,224,422	11.96 to 47.31	$63,837,412	1.97%	0.95% to 1.55%	23.30% to 25.72%
2018	3,065,660	9.54 to 37.77	$49,039,862	1.62%	0.95% to 1.55%	-11.89% to -10.14%
2017	2,797,772	10.65 to 42.16	$50,910,805	1.48%	0.95% to 1.55%	5.17% to 7.55%
2016	2,383,218	15.67 to 39.32	$41,913,966	1.55%	0.95% to 1.55%	16.49% to 19.14%

63

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Disciplined Core Value Fund
2020	169,691	11.78 to 32.40	$2,829,639	1.62%	0.95% to 1.90%	7.40% to 10.39%
2019	86,210	10.71 to 29.39	$1,786,997	1.86%	0.95% to 1.90%	7.12% to 22.58%
2018	73,390	12.96 to 24.04	$1,478,926	1.66%	0.95% to 1.90%	-10.58% to -8.08%
2017	95,945	14.50 to 26.18	$2,120,192	1.82%	0.95% to 1.90%	15.94% to 19.16%
2016	94,538	12.51 to 23.14	$1,762,167	2.66%	0.85% to 1.55%	9.14% to 12.13%
Inflation Protection Fund
2020	499,768	10.42 to 15.39	$6,057,618	1.30%	0.95% to 1.65%	6.90% to 8.52%
2019	474,712	9.64 to 14.18	$5,470,382	2.29%	0.95% to 1.55%	5.79% to 7.87%
2018	512,725	8.98 to 13.15	$5,679,743	2.82%	0.95% to 1.55%	-5.61% to -3.74%
2017	513,891	9.36 to 13.66	$6,144,459	2.54%	0.95% to 1.55%	0.57% to 2.69%
2016	558,254	9.15 to 13.30	$6,660,454	1.83%	0.95% to 1.55%	1.25% to 3.40%
Large Company Value Fund
2020	22,008	15.03 to 22.67	$410,305	1.24%	0.95% to 1.90%	-1.04% to 1.52%
2019	31,865	15.19 to 22.33	$581,962	2.52%	0.95% to 1.90%	22.93% to 26.10%
2018	28,298	12.36 to 17.71	$431,595	1.79%	0.95% to 1.90%	-11.36% to -9.06%
2017	40,383	12.75 to 19.47	$678,885	1.37%	0.95% to 1.90%	6.94% to 9.91%
2016	69,646	11.92 to 17.72	$1,068,958	1.82%	0.85% to 1.55%	11.07% to 13.94%
Mid Cap Value Fund
2020	1,465,158	11.72 to 34.15	$30,621,899	1.49%	0.95% to 1.90%	-2.56% to 0.15%
2019	1,368,066	11.73 to 34.10	$28,990,438	1.91%	0.95% to 1.90%	24.31% to 27.77%
2018	1,196,299	9.21 to 26.68	$20,178,339	1.36%	0.95% to 1.90%	-16.14% to -13.79%
2017	1,028,234	10.72 to 30.95	$20,474,619	1.42%	0.95% to 1.90%	7.43% to 10.42%
2016	907,794	17.78 to 28.03	$16,892,336	1.53%	0.85% to 1.55%	18.50% to 21.56%
Ultra Fund
2020	176,506	13.73 to 47.32	$6,680,541	0.00%	0.95% to 1.90%	44.41% to 48.14%
2019	185,616	15.24 to 31.94	$4,847,138	0.00%	0.95% to 1.90%	29.84% to 33.19%
2018	219,402	11.48 to 23.98	$4,360,242	0.11%	0.95% to 1.90%	-2.74% to -0.36%
2017	144,118	11.56 to 24.07	$2,892,088	0.22%	0.95% to 1.90%	27.48% to 30.76%
2016	62,392	14.43 to 18.41	$987,916	0.17%	0.85% to 1.55%	0.97% to 3.37%
MFS Variable Insurance Trust
Research Series
2020	11,622	29.91 to 42.27	$449,673	0.58%	0.95% to 1.40%	13.50% to 15.21%
2019	15,535	26.35 to 37.06	$524,343	0.64%	0.95% to 1.40%	29.39% to 31.35%
2018	21,621	20.36 to 28.50	$544,784	0.67%	0.95% to 1.40%	-6.95% to -5.53%
2017	16,081	21.88 to 30.47	$439,389	1.27%	0.95% to 1.40%	20.10% to 21.91%
2016	19,722	18.22 to 25.25	$440,413	0.78%	0.95% to 1.40%	6.66% to 7.46%
Growth Series
2020	35,031	43.03 to 63.80	$1,922,507	0.00%	0.95% to 1.40%	28.35% to 30.29%
2019	54,317	33.48 to 49.46	$2,277,555	0.00%	0.95% to 1.40%	34.44% to 36.48%
2018	50,585	26.22 to 36.60	$1,590,189	0.06%	0.95% to 1.40%	-0.08% to 1.44%
2017	54,737	25.85 to 36.45	$1,692,492	0.07%	0.95% to 1.40%	27.92% to 29.85%
2016	52,572	20.13 to 28.35	$1,263,117	0.03%	0.95% to 1.40%	-0.04% to 1.21%
Investors Trust Series
2020	9,831	28.48 to 36.02	$330,272	0.53%	0.95% to 1.40%	11.35% to 12.53%
2019	10,497	25.58 to 32.01	$312,969	0.65%	0.95% to 1.40%	28.65% to 30.01%
2018	10,751	20.44 to 24.62	$247,965	0.82%	0.95% to 1.40%	-7.63% to -6.60%
2017	12,151	22.13 to 26.36	$300,384	0.69%	0.95% to 1.40%	20.54% to 21.87%
2016	12,410	18.36 to 21.63	$251,318	0.82%	0.95% to 1.40%	6.12% to 7.29%
New Discovery Series
2020	242,603	14.37 to 96.63	$8,811,176	0.00%	0.95% to 1.65%	42.06% to 44.21%
2019	206,829	15.43 to 67.17	$5,768,564	0.00%	0.95% to 1.40%	37.86% to 39.94%
2018	161,830	11.06 to 48.07	$3,381,752	0.00%	0.95% to 1.40%	-4.11% to -2.65%
2017	141,752	11.40 to 49.48	$3,178,688	0.00%	0.95% to 1.40%	23.28% to 25.14%
2016	120,575	13.48 to 39.62	$2,351,074	0.00%	0.95% to 1.40%	6.59% to 7.77%
Corporate Bond Portfolio
2020	507,623	10.69 to 13.18	$6,553,210	3.23%	1.15% to 1.65%	8.86% to 9.07%
2019	336,788	11.11 to 12.08	$3,996,954	3.40%	1.15% to 1.35%	12.92% to 13.15%
2018	285,257	9.83 to 10.68	$3,009,012	3.62%	1.15% to 1.35%	-4.61% to -4.42%
2017	337,728	10.29 to 11.17	$3,740,989	3.94%	1.15% to 1.35%	4.69% to 4.90%
2016	240,658	10.60 to 10.65	$2,554,034	5.84%	1.00% to 1.50%	4.56% to 4.77%

64

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Emerging Markets Equity Portfolio
2020	347,963	12.31 to 13.80	$4,326,030	2.65%	1.15% to 1.65%	8.85% to 9.07%
2019	347,537	11.31 to 11.86	$3,967,495	0.39%	1.15% to 1.35%	18.57% to 18.81%
2018	279,063	9.54 to 9.99	$2,677,402	0.12%	1.15% to 1.35%	-15.29% to -15.12%
2017	140,088	11.26 to 11.77	$1,581,252	0.92%	1.15% to 1.35%	35.82% to 36.10%
2016	46,908	8.29 to 8.33	$389,170	0.49%	1.00% to 1.50%	7.58% to 7.80%
Technology Portfolio
2020	223,568	22.64 to 44.24	$9,325,705	0.00%	1.15% to 1.65%	44.44% to 44.73%
2019	159,504	15.66 to 30.56	$4,536,402	0.00%	1.15% to 1.35%	34.05% to 34.32%
2018	143,958	11.67 to 22.75	$3,062,555	0.00%	1.15% to 1.35%	0.15% to 0.35%
2017	108,390	11.64 to 22.67	$2,353,173	0.00%	1.15% to 1.35%	36.80% to 37.07%
2016	108,325	16.46 to 16.54	$1,785,849	0.00%	1.00% to 1.50%	6.93% to 7.15%
Global Tactical Allocation Portfolio
2020	102,241	11.66 to 14.13	$1,425,162	1.41%	1.15% to 1.65%	4.56% to 4.77%
2019	102,347	11.14 to 13.49	$1,362,722	2.64%	1.15% to 1.35%	12.77% to 12.99%
2018	86,446	9.87 to 11.94	$1,019,727	0.50%	1.15% to 1.35%	-6.09% to -5.90%
2017	122,063	10.50 to 12.69	$1,535,748	2.73%	1.15% to 1.35%	9.11% to 9.32%
2016	84,702	11.55 to 11.61	$979,859	0.00%	1.00% to 1.50%	4.56% to 4.77%
International Intrinsic Value Portfolio
2020	727,659	12.25 to 24.09	$17,035,693	0.76%	1.15% to 1.65%	18.59% to 18.83%
2019	754,246	12.56 to 20.27	$14,878,599	1.49%	1.15% to 1.35%	23.97% to 24.22%
2018	711,952	10.12 to 16.32	$11,345,060	0.97%	1.15% to 1.35%	-10.94% to -10.76%
2017	630,846	11.36 to 18.29	$11,319,744	1.38%	1.15% to 1.35%	25.12% to 25.37%
2016	443,000	14.52 to 14.59	$6,438,766	1.23%	1.00% to 1.50%	2.45% to 2.65%
Utilities Series Portfolio
2020	584,085	11.45 to 19.11	$10,974,016	2.18%	1.15% to 1.65%	4.20% to 4.41%
2019	611,789	13.03 to 18.30	$11,022,016	3.98%	1.15% to 1.35%	23.13% to 23.37%
2018	545,782	10.57 to 14.84	$8,005,693	0.84%	1.15% to 1.35%	-0.55% to -0.35%
2017	514,610	10.62 to 14.89	$7,582,594	4.42%	1.15% to 1.35%	12.96% to 13.19%
2016	464,431	13.09 to 13.15	$6,088,629	3.74%	1.00% to 1.50%	9.74% to 9.96%
Blended Research Core Equity Portfolio
2020	111,347	12.16 to 16.16	$1,773,875	1.22%	1.15% to 1.65%	13.51% to 13.74%
2019	129,335	12.97 to 14.21	$1,822,295	1.51%	1.15% to 1.35%	27.15% to 27.40%
2018	188,802	10.18 to 11.15	$2,091,274	1.28%	1.15% to 1.35%	-9.23% to -9.05%
2017	157,770	12.20 to 12.26	$1,926,691	1.69%	1.15% to 1.35%	18.86% to 19.10%
2016	47,719	10.27 to 10.30	$490,595	1.34%	1.00% to 1.50%	6.72% to 6.94%
Global Real Estate Portfolio
2020	20,453	10.90 to 11.88	$223,797	2.29%	1.15% to 1.65%	-0.21% to -0.01%
2019	30,844	10.93 to 10.94	$337,178	2.13%	1.15% to 1.35%	9.26% to 9.41%
Lord Abbett Series Fund, Inc.
Growth and Income Portfolio
2020	57,719	21.11 to 32.75	$1,601,094	1.53%	0.95% to 1.40%	0.71% to 1.73%
2019	60,148	20.84 to 32.34	$1,652,412	1.69%	0.95% to 1.40%	20.13% to 21.33%
2018	62,205	17.24 to 26.77	$1,418,592	1.33%	0.95% to 1.40%	-9.93% to -9.02%
2017	74,874	19.03 to 29.56	$1,916,553	1.31%	0.95% to 1.40%	11.20% to 12.31%
2016	83,368	17.01 to 26.44	$1,881,106	1.41%	0.95% to 1.40%	14.85% to 16.01%
Mid-Cap Stock Portfolio
2020	59,659	17.80 to 42.22	$1,760,151	0.90%	0.95% to 1.40%	-0.08% to 1.53%
2019	70,764	17.04 to 41.78	$2,067,659	0.90%	0.95% to 1.40%	19.55% to 21.48%
2018	84,952	14.06 to 34.54	$2,017,140	0.65%	0.95% to 1.40%	-17.19% to -15.85%
2017	103,864	14.63 to 41.23	$2,965,787	0.55%	0.95% to 1.40%	3.63% to 5.82%
2016	132,965	14.12 to 39.14	$3,521,556	0.48%	0.95% to 1.40%	12.90% to 15.29%
International Opportunities Portfolio
2019	—	—	$0	1.92%	0.95% to 1.40%	n/a
2018	250,017	12.82 to 26.60	$5,854,396	0.88%	0.95% to 1.40%	-25.86% to -24.39%
2017	288,234	17.29 to 35.25	$8,941,762	1.10%	0.95% to 1.40%	34.64% to 37.90%
2016	347,117	12.57 to 25.82	$7,840,838	0.87%	0.95% to 1.40%	-7.43% to -5.18%

65

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Bond-Debenture Portfolio
2020	1,665,760	11.23 to 14.72	$23,849,233	3.66%	1.15% to 1.65%	5.86% to 6.07%
2019	1,691,833	11.07 to 13.88	$23,012,603	4.29%	1.15% to 1.35%	11.83% to 12.06%
2018	1,462,361	9.89 to 12.38	$17,841,186	4.53%	1.15% to 1.35%	-5.31% to -5.12%
2017	1,395,341	10.44 to 13.05	$18,051,413	4.91%	1.15% to 1.35%	7.75% to 7.97%
2016	989,650	12.03 to 12.09	$11,923,220	5.10%	1.00% to 1.50%	10.63% to 10.85%
Fundamental Equity Portfolio
2020	94,541	11.98 to 19.06	$1,711,130	1.12%	1.15% to 1.65%	0.40% to 0.61%
2019	95,557	11.92 to 18.94	$1,757,521	1.30%	1.15% to 1.35%	19.89% to 20.13%
2018	97,268	9.94 to 15.77	$1,512,416	1.65%	1.15% to 1.35%	-9.39% to -9.21%
2017	87,303	17.25 to 17.37	$1,510,765	1.04%	1.15% to 1.35%	11.07% to 11.29%
2016	91,478	15.53 to 15.61	$1,423,577	1.18%	1.00% to 1.50%	14.19% to 14.42%
Developing Growth Portfolio
2020	162,728	15.76 to 38.96	$6,096,951	0.00%	1.15% to 1.65%	70.28% to 70.62%
2019	132,524	15.77 to 22.83	$2,951,762	0.00%	1.15% to 1.35%	30.00% to 30.26%
2018	146,497	12.12 to 17.53	$2,539,423	0.00%	1.15% to 1.35%	3.47% to 3.68%
2017	99,135	11.71 to 16.91	$1,662,341	0.00%	1.15% to 1.35%	28.19% to 28.44%
2016	98,595	13.10 to 13.16	$1,293,233	0.00%	1.00% to 1.50%	-3.91% to -3.72%
Short Duration Income Portfolio
2020	1,794,042	10.58 to 10.82	$19,215,169	2.70%	1.15% to 1.65%	1.74% to 1.95%
2019	1,853,386	10.39 to 10.61	$19,527,957	3.11%	1.15% to 1.35%	3.65% to 3.85%
2018	1,661,011	10.01 to 10.22	$16,864,578	3.99%	1.15% to 1.35%	-0.21% to -0.01%
2017	1,106,388	10.02 to 10.22	$11,247,886	4.29%	1.15% to 1.35%	0.82% to 1.02%
2016	668,380	10.08 to 10.11	$6,743,618	4.00%	1.00% to 1.50%	2.08% to 2.29%
Alger Fund
LargeCap Growth Portfolio
2020	176,154	30.39 to 56.24	$7,542,435	0.16%	0.95% to 1.40%	62.67% to 65.45%
2019	215,054	18.45 to 34.33	$5,626,299	0.00%	0.95% to 1.40%	23.79% to 26.23%
2018	271,640	14.68 to 27.47	$5,649,133	0.00%	0.95% to 1.40%	-0.73% to 1.24%
2017	327,042	14.57 to 27.41	$6,786,993	0.00%	0.95% to 1.40%	24.43% to 27.25%
2016	393,955	11.50 to 21.76	$6,527,385	0.00%	0.95% to 1.40%	-3.95% to -1.77%
MidCap Growth Portfolio
2020	141,563	33.35 to 53.66	$5,958,203	0.00%	0.95% to 1.40%	60.33% to 63.07%
2019	168,048	18.08 to 33.24	$4,401,275	0.00%	0.95% to 1.40%	26.53% to 29.02%
2018	164,109	14.29 to 26.02	$3,315,112	0.00%	0.95% to 1.40%	-10.11% to -8.33%
2017	202,877	15.89 to 28.67	$4,517,235	0.00%	0.95% to 1.40%	25.72% to 28.57%
2016	251,756	12.39 to 22.52	$4,393,261	0.00%	0.95% to 1.40%	-2.21% to 0.02%
Capital Appreciation Portfolio
2020	87,877	37.93 to 78.45	$4,581,915	0.00%	0.95% to 1.40%	38.33% to 40.41%
2019	96,426	27.13 to 56.43	$3,519,221	0.00%	0.95% to 1.40%	30.47% to 32.44%
2018	112,131	20.58 to 43.03	$3,107,490	0.09%	0.95% to 1.40%	-2.62% to -1.14%
2017	123,843	20.91 to 43.97	$3,521,120	0.16%	0.95% to 1.40%	27.92% to 29.85%
2016	143,197	16.18 to 34.20	$3,086,508	0.16%	0.95% to 1.40%	-1.93% to -0.45%
SmallCap Growth Portfolio
2020	24,929	35.28 to 71.82	$1,036,808	0.98%	1.30% to 1.90%	63.19% to 65.57%
2019	28,717	21.40 to 43.38	$725,070	0.00%	1.30% to 1.90%	26.27% to 28.11%
2018	32,143	16.78 to 33.86	$640,494	0.00%	1.30% to 1.90%	-0.98% to 0.47%
2017	37,725	16.78 to 33.70	$746,906	0.00%	1.30% to 1.90%	25.69% to 27.52%
2016	44,028	13.22 to 28.96	$680,183	0.00%	0.85% to 1.45%	3.72% to 5.23%
Capital Appreciation Portfolio Class S
2020	1,414,534	13.04 to 37.38	$50,279,382	0.00%	1.15% to 1.65%	39.50% to 39.78%
2019	1,652,500	14.64 to 26.74	$42,742,263	0.00%	1.15% to 1.35%	31.46% to 31.72%
2018	1,767,628	11.12 to 20.30	$35,116,472	0.00%	1.15% to 1.35%	-1.71% to -1.51%
2017	1,805,119	11.31 to 20.62	$36,708,181	0.00%	1.15% to 1.35%	28.99% to 29.25%
2016	1,757,056	15.87 to 15.95	$27,932,263	0.00%	1.00% to 1.50%	-1.12% to -0.93%

66

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio
2020	169,492	14.52 to 35.07	$3,619,712	0.37%	0.95% to 1.65%	10.03% to 11.19%
2019	135,215	19.06 to 31.85	$2,765,780	0.45%	0.95% to 1.40%	28.50% to 30.12%
2018	122,026	14.71 to 24.73	$1,951,529	0.67%	0.95% to 1.40%	-6.52% to -5.34%
2017	106,881	15.60 to 26.38	$1,862,527	0.69%	0.95% to 1.40%	9.23% to 10.60%
2016	108,711	14.16 to 24.09	$1,778,568	0.00%	0.95% to 1.40%	4.90% to 6.22%
S&P 500 Index Portfolio
2020	77,843	15.96 to 40.40	$1,945,124	1.37%	0.95% to 1.65%	15.71% to 16.98%
2019	57,822	13.69 to 34.53	$1,444,394	1.70%	0.95% to 1.40%	28.49% to 29.91%
2018	64,136	17.82 to 26.58	$1,335,229	2.03%	0.95% to 1.40%	-6.68% to -5.64%
2017	76,599	18.96 to 28.17	$1,663,499	1.47%	0.95% to 1.40%	19.01% to 20.32%
2016	81,964	15.82 to 23.41	$1,515,372	1.30%	0.95% to 1.40%	9.31% to 10.52%
SRI Balanced Portfolio
2020	199,727	13.45 to 13.52	$2,690,929	1.72%	0.95% to 1.65%	13.22% to 13.44%
2019	81,473	11.88 to 11.92	$969,305	0.94%	0.95% to 1.40%	22.61% to 22.86%
2018	26,401	9.69 to 9.70	$256,115	3.16%	0.95% to 1.40%	-3.09% to -2.96%
Invesco Variable Insurance Funds
Technology Fund
2020	42,169	36.52 to 55.29	$1,828,280	0.00%	0.95% to 1.40%	42.58% to 44.73%
2019	39,957	25.06 to 38.59	$1,198,233	0.00%	0.95% to 1.40%	32.59% to 34.59%
2018	39,479	18.84 to 28.96	$887,568	0.00%	0.95% to 1.40%	-2.88% to -1.40%
2017	33,087	19.65 to 29.67	$753,802	0.00%	0.95% to 1.40%	31.87% to 33.86%
2016	20,092	14.84 to 22.38	$339,618	0.00%	0.95% to 1.40%	-3.16% to -1.69%
Managed Volatility Fund
2020	23,140	23.78 to 30.76	$648,472	1.75%	0.95% to 1.40%	-3.64% to -2.42%
2019	30,560	22.80 to 31.84	$886,021	1.35%	0.95% to 1.40%	15.37% to 17.46%
2018	34,530	18.43 to 27.38	$856,720	1.74%	0.95% to 1.40%	-13.43% to -11.85%
2017	37,821	21.13 to 31.37	$1,071,793	1.16%	0.95% to 1.40%	7.57% to 9.52%
2016	53,249	19.50 to 28.93	$1,379,034	1.70%	0.95% to 1.40%	7.61% to 9.57%
Diversified Dividend Fund
2020	57,070	11.42 to 14.09	$745,103	2.77%	0.95% to 1.40%	-2.04% to -0.81%
2019	61,141	10.28 to 14.20	$804,640	4.09%	0.95% to 1.40%	21.70% to 23.91%
2018	66,707	8.45 to 11.46	$716,583	2.86%	0.95% to 1.40%	-10.10% to -8.45%
2017	73,764	9.40 to 12.52	$860,319	1.59%	0.95% to 1.40%	5.64% to 7.55%
2016	93,420	8.52 to 11.64	$1,020,691	1.46%	0.95% to 1.40%	11.70% to 13.73%
Health Care Fund
2020	42,262	30.27 to 38.11	$1,535,526	0.27%	0.95% to 1.40%	11.69% to 13.38%
2019	53,181	27.10 to 33.62	$1,694,997	0.04%	0.95% to 1.40%	29.30% to 31.25%
2018	60,632	20.96 to 25.80	$1,474,378	0.00%	0.95% to 1.40%	-1.55% to -0.05%
2017	59,493	21.29 to 26.07	$1,462,576	0.36%	0.95% to 1.40%	13.03% to 14.73%
2016	69,202	18.26 to 22.95	$1,465,196	0.00%	0.95% to 1.40%	-13.47% to -12.30%
Global Real Estate Fund
2020	10,620	9.70 to 13.01	$116,666	2.86%	1.30% to 1.90%	-15.62% to -13.91%
2019	21,492	11.50 to 15.12	$271,311	4.65%	1.30% to 1.90%	18.37% to 20.76%
2018	15,834	9.71 to 12.52	$168,990	3.32%	1.30% to 1.90%	-9.62% to -7.78%
2017	19,967	10.75 to 13.57	$236,006	3.02%	1.30% to 1.90%	8.81% to 11.00%
2016	21,304	9.88 to 12.23	$228,979	3.01%	0.85% to 1.45%	-1.73% to 0.25%
International Growth Fund
2020	18,888	13.08 to 17.16	$274,266	2.29%	1.30% to 1.90%	9.94% to 11.99%
2019	24,018	11.90 to 15.32	$313,835	1.24%	1.30% to 1.90%	23.95% to 26.27%
2018	13,975	9.60 to 12.13	$153,261	1.32%	1.30% to 1.90%	-18.06% to -16.52%
2017	34,589	11.71 to 14.53	$450,107	1.57%	1.30% to 1.90%	18.64% to 20.84%
2016	32,886	9.87 to 12.03	$357,909	1.32%	0.85% to 1.45%	-4.02% to -2.22%
Mid Cap Core Equity Fund
2020	16,785	15.33 to 19.67	$291,398	0.43%	1.30% to 1.90%	5.35% to 7.16%
2019	18,120	14.55 to 18.48	$295,438	0.19%	1.30% to 1.90%	20.92% to 23.05%
2018	16,124	12.03 to 15.02	$220,938	0.12%	1.30% to 1.90%	-14.53% to -13.01%
2017	23,986	13.51 to 17.27	$383,293	0.31%	1.30% to 1.90%	10.50% to 12.84%
2016	30,586	12.23 to 15.06	$427,305	0.00%	0.85% to 1.45%	9.71% to 11.20%

67

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
J.P. Morgan Series Trust II
Core Bond Portfolio
2020	138,043	10.95 to 14.73	$1,863,705	2.04%	0.95% to 1.40%	5.39% to 6.83%
2019	163,089	9.12 to 13.79	$2,079,002	2.55%	0.95% to 1.40%	5.08% to 7.15%
2018	271,366	8.67 to 12.87	$3,189,953	2.23%	0.95% to 1.40%	-2.83% to -0.90%
2017	244,804	8.76 to 12.99	$2,956,412	2.50%	0.95% to 1.40%	0.47% to 2.60%
2016	285,934	8.72 to 12.66	$3,395,498	3.66%	0.95% to 1.40%	-0.95% to 1.15%
Small Cap Core Portfolio
2020	69,708	24.19 to 41.83	$2,429,425	0.83%	0.95% to 1.40%	10.71% to 12.61%
2019	70,901	19.61 to 37.52	$2,187,263	0.39%	0.95% to 1.40%	21.02% to 23.40%
2018	71,677	16.21 to 30.71	$1,781,995	0.41%	0.95% to 1.40%	-14.46% to -12.77%
2017	80,679	18.95 to 35.56	$2,328,221	0.31%	0.95% to 1.40%	11.94% to 14.14%
2016	103,406	16.93 to 31.46	$2,639,261	0.43%	0.95% to 1.40%	16.78% to 19.08%
Rydex Variable Trust
Nova Fund
2020	13,914	32.78 to 50.16	$559,898	0.65%	0.95% to 1.40%	17.13% to 18.90%
2019	24,632	27.98 to 42.62	$847,228	1.18%	0.95% to 1.40%	41.53% to 43.67%
2018	29,327	19.77 to 29.96	$701,253	0.17%	0.95% to 1.40%	-12.51% to -11.17%
2017	27,237	22.60 to 34.07	$742,031	0.05%	0.95% to 1.40%	28.60% to 30.54%
2016	32,874	17.57 to 26.36	$692,932	0.00%	0.95% to 1.40%	12.92% to 14.63%
NASDAQ-100 Fund
2020	33,377	50.48 to 78.18	$2,274,528	0.25%	0.95% to 1.40%	41.46% to 43.59%
2019	28,224	35.68 to 54.99	$1,340,877	0.12%	0.95% to 1.40%	33.55% to 35.57%
2018	29,953	26.72 to 40.97	$1,057,358	0.00%	0.95% to 1.40%	-4.20% to -2.74%
2017	27,872	27.89 to 42.55	$1,031,427	0.00%	0.95% to 1.40%	27.96% to 29.88%
2016	22,039	23.92 to 33.09	$627,513	0.00%	0.95% to 1.40%	3.68% to 4.98%
U.S. Government Money Market Fund
2020	9,554	7.26 to 9.52	$86,303	0.07%	0.95% to 1.45%	-2.75% to -0.88%
2019	13,622	7.43 to 9.60	$124,031	1.11%	0.95% to 1.45%	-1.53% to -0.09%
2018	47,621	7.55 to 9.61	$445,354	0.38%	0.95% to 1.45%	-1.81% to -0.37%
2017	60,153	7.69 to 9.65	$572,532	0.00%	0.95% to 1.45%	-2.36% to -0.94%
2016	23,570	7.87 to 9.74	$220,542	0.00%	0.95% to 1.45%	-2.37% to -0.95%
Inverse S&P 500 Strategy Fund
2020	50,856	0.75 to 1.03	$45,664	1.08%	0.95% to 1.40%	-26.62% to -25.73%
2019	32,926	1.02 to 1.63	$41,658	0.81%	0.95% to 1.40%	-24.55% to -23.64%
2018	34,070	1.35 to 2.14	$57,051	0.00%	0.95% to 1.40%	1.74% to 2.98%
2017	40,345	1.33 to 2.09	$65,662	0.00%	0.95% to 1.40%	-19.10% to -18.13%
2016	73,955	1.64 to 2.44	$148,204	0.00%	0.95% to 1.40%	-13.88% to -12.84%
Inverse NASDAQ-100 Strategy Fund
2020	55,051	0.26 to 0.35	$17,010	0.58%	0.95% to 1.40%	-39.20% to -38.59%
2019	71,858	0.43 to 0.57	$35,787	0.53%	0.95% to 1.40%	-29.90% to -29.20%
2018	69,153	0.62 to 0.80	$49,606	0.00%	0.95% to 1.40%	-3.98% to -3.01%
2017	87,116	0.65 to 1.27	$66,748	0.00%	0.95% to 1.40%	-26.11% to -25.37%
2016	119,942	0.87 to 1.11	$121,182	0.00%	0.95% to 1.40%	-11.23% to -10.34%
Inverse Government Long Bond Strategy Fund
2020	5,576	1.62 to 1.92	$9,580	0.24%	0.95% to 1.40%	-22.61% to -21.84%
2019	4,985	2.10 to 2.46	$11,198	0.00%	0.95% to 1.40%	-15.04% to -14.18%
2018	14,239	2.47 to 2.97	$36,479	0.00%	0.95% to 1.40%	1.86% to 2.89%
2017	4,174	2.43 to 2.78	$10,769	0.00%	0.95% to 1.40%	-10.64% to -9.75%
2016	9,898	2.71 to 3.23	$28,913	0.00%	0.95% to 1.40%	-4.82% to -3.86%
Government Long Bond 1.2x Strategy
2020	13,410	18.94 to 24.07	$310,786	0.25%	0.95% to 1.40%	19.01% to 20.81%
2019	6,457	15.91 to 19.93	$124,669	2.48%	0.95% to 1.40%	13.99% to 15.71%
2018	9,266	13.96 to 17.22	$155,464	1.46%	0.95% to 1.40%	-7.65% to -6.25%
2017	14,583	15.12 to 18.37	$260,461	1.12%	0.95% to 1.40%	6.98% to 8.59%
2016	20,845	14.13 to 16.92	$336,452	5.09%	0.95% to 1.40%	-2.74% to -1.27%

68

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Rydex Variable Insurance Funds
Biotechnology Fund
2020	259,748	14.61 to 27.44	$6,893,292	0.00%	1.15% to 1.65%	19.68% to 19.92%
2019	274,821	12.19 to 22.88	$6,058,557	0.00%	1.15% to 1.35%	23.00% to 23.24%
2018	299,204	9.90 to 18.56	$5,377,373	0.00%	1.15% to 1.35%	-10.67% to -10.49%
2017	309,349	11.07 to 20.74	$6,335,674	0.00%	1.15% to 1.35%	27.71% to 27.96%
2016	314,517	16.13 to 16.21	$5,082,563	0.00%	1.00% to 1.50%	-20.74% to -20.58%
S&P 500 Pure Growth Fund
2020	149,921	12.85 to 28.76	$4,004,339	0.00%	1.15% to 1.65%	25.61% to 25.87%
2019	196,550	13.13 to 22.85	$4,290,516	0.00%	1.15% to 1.35%	24.90% to 25.15%
2018	197,441	10.50 to 18.26	$3,449,466	0.00%	1.15% to 1.35%	-6.91% to -6.72%
2017	178,493	11.27 to 19.58	$3,356,794	0.00%	1.15% to 1.35%	22.73% to 22.98%
2016	125,350	15.84 to 15.92	$1,990,152	0.00%	1.00% to 1.50%	1.20% to 1.40%
S&P MidCap 400 Pure Growth Fund
2020	90,505	13.53 to 19.20	$1,698,938	0.00%	1.15% to 1.65%	28.71% to 28.97%
2019	108,641	10.50 to 14.89	$1,585,408	0.00%	1.15% to 1.35%	13.86% to 14.09%
2018	109,541	9.21 to 13.05	$1,402,480	0.00%	1.15% to 1.35%	-15.98% to -15.81%
2017	85,002	10.95 to 15.50	$1,289,701	0.00%	1.15% to 1.35%	17.17% to 17.41%
2016	65,558	13.14 to 13.20	$863,140	0.00%	1.00% to 1.50%	1.32% to 1.52%
Guggenheim Variable Insurance Funds
Long Short Equity Fund
2020	81,310	12.01 to 16.89	$1,020,715	0.78%	0.95% to 1.65%	3.06% to 3.94%
2019	67,719	11.60 to 16.25	$825,276	0.52%	0.95% to 1.40%	4.12% to 5.02%
2018	51,940	11.14 to 15.48	$617,103	0.00%	0.95% to 1.40%	-14.89% to -13.94%
2017	58,807	12.97 to 18.03	$812,450	0.33%	0.95% to 1.40%	12.59% to 13.77%
2016	55,939	11.44 to 15.85	$690,817	0.00%	0.95% to 1.50%	-1.34% to -0.30%
Multi-Hedge Strategies Fund
2020	178,747	10.53 to 10.88	$1,928,879	1.27%	1.15% to 1.65%	5.94% to 6.16%
2019	197,122	9.93 to 10.25	$2,005,173	2.27%	1.15% to 1.35%	3.60% to 3.81%
2018	230,108	9.57 to 9.88	$2,257,538	0.00%	1.15% to 1.35%	-6.35% to -6.17%
2017	285,836	10.45 to 10.52	$2,992,781	0.00%	1.15% to 1.35%	2.29% to 2.49%
2016	340,483	10.22 to 10.27	$3,484,188	0.11%	0.85% to 1.45%	-1.82% to -1.62%
Global Managed Futures Strategies Fund
2020	34,118	8.64 to 10.20	$296,674	3.56%	1.15% to 1.65%	1.22% to 1.42%
2019	42,558	8.53 to 10.06	$367,226	0.87%	1.15% to 1.35%	6.69% to 6.91%
2018	48,572	8.00 to 9.42	$392,483	0.00%	1.15% to 1.35%	-10.25% to -10.07%
2017	46,227	8.91 to 10.48	$416,230	1.42%	1.15% to 1.35%	7.26% to 7.47%
2016	56,508	8.31 to 8.35	$470,218	3.01%	0.85% to 1.45%	-15.91% to -15.74%
Small Cap Value Fund
2020	188,894	10.46 to 16.30	$2,995,915	0.87%	1.15% to 1.65%	-2.30% to -2.11%
2019	167,909	10.69 to 16.65	$2,747,725	0.82%	1.15% to 1.35%	20.93% to 21.18%
2018	173,902	8.83 to 13.74	$2,355,101	0.39%	1.15% to 1.35%	-13.84% to -13.67%
2017	162,176	10.24 to 15.91	$2,558,208	0.40%	1.15% to 1.35%	2.31% to 2.52%
2016	203,114	15.45 to 15.52	$3,139,446	0.10%	0.85% to 1.45%	24.91% to 25.16%
ProFunds VP
Access VP High Yield Fund
2020	2,600	14.31 to 18.23	$41,796	8.74%	1.30% to 1.90%	-3.41% to -1.80%
2019	8,288	14.42 to 19.48	$145,287	4.11%	1.30% to 1.90%	8.46% to 10.87%
2018	17,028	13.29 to 17.57	$258,731	3.85%	1.30% to 1.90%	-4.15% to -2.00%
2017	14,091	14.19 to 17.93	$229,753	4.89%	1.30% to 1.90%	1.30% to 3.34%
2016	25,847	14.01 to 17.35	$409,262	3.49%	0.85% to 1.45%	5.36% to 7.49%
Asia 30
2020	4,762	15.91 to 18.97	$80,009	0.95%	1.30% to 1.90%	31.87% to 33.46%
2019	5,456	12.06 to 14.21	$69,847	0.26%	1.30% to 1.90%	22.88% to 24.36%
2018	5,843	9.21 to 11.43	$60,652	0.40%	1.30% to 1.90%	-21.22% to -19.86%
2017	9,158	11.69 to 14.26	$117,521	0.00%	1.30% to 1.90%	28.64% to 30.84%
2016	7,741	9.59 to 10.90	$78,213	0.90%	0.85% to 1.45%	-2.09% to -0.91%

69

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Banks
2020	4,657	5.43 to 6.48	$27,578	1.38%	1.30% to 1.90%	-17.80% to -16.81%
2019	7,279	6.52 to 7.79	$52,386	1.04%	1.30% to 1.90%	32.13% to 33.86%
2018	8,064	4.69 to 5.82	$43,616	0.25%	1.30% to 1.90%	-20.82% to -19.45%
2017	14,551	5.92 to 7.23	$96,800	0.13%	1.30% to 1.90%	13.76% to 15.71%
2016	21,861	5.21 to 6.24	$125,039	0.10%	0.85% to 1.45%	19.53% to 20.91%
Basic Materials
2020	1,696	13.89 to 16.93	$25,467	0.58%	1.30% to 1.90%	13.32% to 14.87%
2019	1,892	11.68 to 14.74	$24,969	0.29%	1.30% to 1.90%	14.12% to 16.08%
2018	3,831	10.23 to 12.86	$42,888	0.26%	1.30% to 1.90%	-20.19% to -18.73%
2017	7,655	12.82 to 15.82	$111,540	0.56%	1.30% to 1.90%	19.22% to 21.37%
2016	5,782	10.76 to 12.69	$66,637	0.60%	0.85% to 1.45%	14.87% to 16.67%
Bear
2020	28,541	0.96 to 1.17	$29,685	0.47%	1.30% to 1.90%	-28.00% to -27.02%
2019	38,315	1.33 to 1.60	$54,539	0.09%	1.30% to 1.90%	-25.41% to -24.40%
2018	45,604	1.78 to 2.11	$87,088	0.00%	1.30% to 1.90%	0.71% to 2.09%
2017	49,737	1.77 to 2.07	$95,271	0.00%	1.30% to 1.90%	-20.58% to -19.51%
2016	52,976	2.23 to 2.57	$127,038	0.00%	0.85% to 1.45%	-15.54% to -14.69%
Biotechnology
2020	7,641	29.36 to 39.09	$264,358	0.02%	1.30% to 1.90%	11.30% to 13.49%
2019	10,548	26.38 to 34.44	$319,069	0.00%	1.30% to 1.90%	12.34% to 14.55%
2018	11,943	23.63 to 30.07	$321,578	0.00%	1.30% to 1.90%	-10.02% to -8.28%
2017	15,974	26.26 to 33.75	$477,485	0.00%	1.30% to 1.90%	18.28% to 20.84%
2016	19,526	22.20 to 27.93	$491,608	0.00%	0.85% to 1.45%	-18.43% to -16.65%
Bull
2020	16,086	17.74 to 24.51	$334,702	0.02%	1.30% to 1.90%	12.04% to 14.53%
2019	69,015	15.84 to 21.40	$1,324,552	0.35%	1.30% to 1.90%	24.45% to 27.22%
2018	46,205	12.73 to 16.82	$687,801	0.00%	1.30% to 1.90%	-9.39% to -7.37%
2017	95,202	14.05 to 18.16	$1,551,482	0.00%	1.30% to 1.90%	15.25% to 17.81%
2016	90,174	12.19 to 15.25	$1,228,781	0.00%	0.85% to 1.45%	5.89% to 8.14%
Consumer Goods
2020	9,395	21.65 to 28.40	$237,187	0.59%	1.30% to 1.90%	26.42% to 28.78%
2019	7,327	17.60 to 22.05	$144,514	2.14%	1.30% to 1.90%	22.33% to 24.37%
2018	4,698	14.39 to 18.77	$76,661	1.13%	1.30% to 1.90%	-17.67% to -15.91%
2017	8,337	17.47 to 22.33	$169,427	1.47%	1.30% to 1.90%	11.22% to 13.57%
2016	12,131	15.71 to 19.66	$214,397	1.64%	0.85% to 1.45%	0.08% to 2.21%
Consumer Services
2020	5,633	27.10 to 36.08	$176,939	0.00%	1.30% to 1.90%	23.81% to 26.25%
2019	4,397	22.04 to 28.58	$115,044	0.00%	1.30% to 1.90%	20.29% to 22.60%
2018	5,810	18.21 to 23.31	$123,818	0.00%	1.30% to 1.90%	-2.96% to -1.04%
2017	9,951	18.76 to 23.83	$215,762	0.00%	1.30% to 1.90%	14.19% to 16.55%
2016	10,305	16.52 to 20.45	$194,430	0.00%	0.85% to 1.45%	0.55% to 2.58%
Dow 30
2020	11,740	17.05 to 21.56	$229,519	0.55%	1.30% to 1.90%	4.34% to 6.02%
2019	7,812	16.34 to 20.34	$140,000	0.09%	1.30% to 1.90%	18.69% to 20.60%
2018	9,844	13.77 to 16.86	$151,386	0.00%	1.30% to 1.90%	-8.73% to -7.25%
2017	10,930	14.48 to 18.18	$182,323	0.00%	1.30% to 1.90%	19.66% to 22.01%
2016	9,988	12.10 to 14.74	$131,454	0.00%	0.85% to 1.45%	9.71% to 11.37%
Emerging Markets
2020	7,214	7.16 to 9.43	$58,742	0.50%	1.30% to 1.90%	22.36% to 24.96%
2019	9,211	5.85 to 7.55	$60,942	0.48%	1.30% to 1.90%	19.96% to 22.51%
2018	13,062	4.88 to 6.23	$71,589	0.23%	1.30% to 1.90%	-18.20% to -16.37%
2017	27,496	5.97 to 7.45	$186,590	0.12%	1.30% to 1.90%	28.69% to 31.54%
2016	22,668	4.64 to 5.53	$116,103	0.32%	0.85% to 1.45%	7.19% to 9.30%
Europe 30
2020	4,253	7.30 to 9.30	$35,878	1.79%	1.30% to 1.90%	-11.96% to -10.50%
2019	6,919	8.29 to 10.39	$65,288	2.63%	1.30% to 1.90%	14.25% to 16.15%
2018	8,552	7.26 to 9.06	$70,156	2.59%	1.30% to 1.90%	-16.72% to -15.24%
2017	8,886	8.72 to 10.69	$86,997	1.78%	1.30% to 1.90%	16.13% to 18.17%
2016	9,390	7.51 to 8.81	$77,994	2.72%	0.85% to 1.45%	4.57% to 6.15%

70

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Falling U.S. Dollar
2020	5,210	5.05 to 5.22	$26,756	0.39%	1.30% to 1.90%	2.32% to 2.58%
2019	5,767	4.94 to 5.15	$28,678	0.04%	1.30% to 1.90%	-4.66% to -4.32%
2018	6,270	5.18 to 5.56	$32,846	0.00%	1.30% to 1.90%	-8.54% to -7.94%
2017	6,843	5.66 to 6.04	$39,268	0.00%	1.30% to 1.90%	5.89% to 6.58%
2016	7,450	5.35 to 5.67	$40,388	0.00%	0.85% to 1.45%	-8.09% to -7.49%
Financials
2020	2,449	8.25 to 10.98	$24,880	0.32%	1.30% to 1.90%	-5.24% to -3.38%
2019	7,523	8.70 to 11.36	$73,035	0.22%	1.30% to 1.90%	25.67% to 28.14%
2018	5,940	6.97 to 8.87	$49,249	0.32%	1.30% to 1.90%	-13.57% to -11.90%
2017	15,740	8.02 to 10.37	$143,511	0.11%	1.30% to 1.90%	14.02% to 16.55%
2016	117,382	7.03 to 8.89	$966,039	0.04%	0.85% to 1.45%	11.30% to 13.72%
Health Care
2020	9,867	24.61 to 32.77	$285,948	0.00%	1.30% to 1.90%	10.39% to 12.56%
2019	12,063	22.29 to 29.11	$310,528	0.00%	1.30% to 1.90%	15.15% to 17.42%
2018	22,223	19.61 to 25.92	$490,365	0.00%	1.30% to 1.90%	0.82% to 3.08%
2017	17,789	19.45 to 24.42	$385,951	0.00%	1.30% to 1.90%	16.77% to 19.06%
2016	68,810	16.65 to 20.51	$1,315,986	0.00%	0.85% to 1.45%	-7.35% to -5.53%
Industrials
2020	7,403	18.73 to 24.93	$163,542	0.11%	1.30% to 1.90%	12.63% to 14.85%
2019	9,692	16.97 to 21.71	$187,693	0.00%	1.30% to 1.90%	26.07% to 28.36%
2018	7,119	13.21 to 16.91	$110,012	0.10%	1.30% to 1.90%	-15.87% to -14.20%
2017	11,053	15.70 to 19.94	$197,506	0.20%	1.30% to 1.90%	18.08% to 20.52%
2016	8,497	13.30 to 16.55	$125,630	0.17%	0.85% to 1.45%	13.62% to 15.74%
International
2020	5,799	6.26 to 7.47	$42,580	0.45%	1.30% to 1.90%	1.39% to 2.77%
2019	6,345	6.17 to 7.27	$45,390	0.26%	1.30% to 1.90%	15.28% to 16.85%
2018	7,334	5.35 to 6.76	$44,929	0.00%	1.30% to 1.90%	-18.59% to -16.85%
2017	14,171	6.58 to 8.13	$107,712	0.00%	1.30% to 1.90%	17.74% to 20.23%
2016	12,976	5.59 to 6.70	$80,595	0.00%	0.85% to 1.45%	-4.24% to -2.30%
Internet
2020	6,641	49.06 to 63.90	$363,590	0.00%	1.30% to 1.90%	45.71% to 48.36%
2019	7,211	33.44 to 43.07	$268,072	0.00%	1.30% to 1.90%	13.97% to 16.10%
2018	11,806	29.34 to 37.10	$385,249	0.00%	1.30% to 1.90%	1.30% to 3.21%
2017	11,237	28.96 to 36.37	$363,555	0.00%	1.30% to 1.90%	31.39% to 33.97%
2016	12,539	22.05 to 27.15	$307,871	0.00%	0.85% to 1.45%	1.90% to 3.91%
Japan
2020	4,516	8.44 to 10.68	$45,332	0.29%	1.30% to 1.90%	12.23% to 14.04%
2019	4,421	7.52 to 9.49	$38,851	0.14%	1.30% to 1.90%	16.16% to 18.15%
2018	6,367	6.48 to 8.04	$47,826	0.00%	1.30% to 1.90%	-14.48% to -13.00%
2017	6,194	7.57 to 9.24	$53,758	0.00%	1.30% to 1.90%	14.68% to 16.64%
2016	15,216	6.60 to 7.92	$110,735	0.00%	0.85% to 1.45%	-2.80% to -1.13%
Large-Cap Growth
2020	35,785	24.90 to 34.90	$1,091,999	0.00%	1.30% to 1.90%	26.30% to 29.24%
2019	37,397	19.99 to 27.01	$868,675	0.00%	1.30% to 1.90%	24.46% to 27.22%
2018	39,419	16.06 to 21.23	$740,051	0.00%	1.30% to 1.90%	-5.16% to -3.13%
2017	48,720	16.75 to 21.91	$966,247	0.00%	1.30% to 1.90%	20.87% to 23.68%
2016	40,785	14.16 to 17.72	$665,632	0.04%	0.85% to 1.45%	1.50% to 3.66%
Large-Cap Value
2020	25,061	12.53 to 16.21	$377,859	0.86%	1.30% to 1.90%	-3.50% to -1.79%
2019	37,191	12.99 to 16.50	$570,190	1.00%	1.30% to 1.90%	25.31% to 27.52%
2018	36,522	10.36 to 12.94	$439,372	0.75%	1.30% to 1.90%	-13.72% to -12.19%
2017	58,880	12.01 to 15.53	$834,969	0.83%	1.30% to 1.90%	9.54% to 11.97%
2016	66,923	10.97 to 13.87	$856,099	0.80%	0.85% to 1.45%	11.46% to 13.94%
Mid-Cap
2020	7,822	15.10 to 20.41	$133,330	0.07%	1.30% to 1.90%	6.84% to 9.33%
2019	192,854	14.13 to 18.67	$2,977,627	0.01%	1.30% to 1.90%	19.16% to 21.93%
2018	206,531	11.86 to 15.31	$2,630,056	0.00%	1.30% to 1.90%	-15.96% to -13.99%
2017	247,613	14.11 to 17.80	$3,823,445	0.00%	1.30% to 1.90%	9.43% to 11.97%
2016	252,920	12.90 to 15.90	$3,577,317	0.00%	0.85% to 1.45%	14.01% to 16.66%

71

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Mid-Cap Growth
2020	15,758	19.26 to 25.27	$354,260	0.00%	1.30% to 1.90%	16.62% to 18.80%
2019	15,430	16.98 to 21.72	$297,810	0.00%	1.30% to 1.90%	20.09% to 22.27%
2018	16,703	14.14 to 17.87	$276,021	0.00%	1.30% to 1.90%	-14.94% to -13.34%
2017	23,686	16.62 to 20.99	$451,663	0.00%	1.30% to 1.90%	14.36% to 16.67%
2016	28,573	14.53 to 17.99	$468,951	0.00%	0.85% to 1.45%	9.10% to 11.31%
Mid-Cap Value
2020	5,201	14.19 to 18.08	$86,232	0.33%	1.30% to 1.90%	-1.12% to 0.52%
2019	6,031	14.16 to 17.62	$99,634	0.18%	1.30% to 1.90%	19.81% to 21.75%
2018	8,452	11.81 to 14.75	$114,532	0.07%	1.30% to 1.90%	-16.29% to -14.80%
2017	20,107	14.11 to 18.25	$323,868	0.15%	1.30% to 1.90%	6.81% to 9.18%
2016	30,569	13.21 to 16.71	$468,145	0.11%	0.85% to 1.45%	20.06% to 22.61%
Government Money Market
2020	532,131	6.42 to 9.00	$4,022,896	0.04%	1.30% to 1.90%	-3.49% to -1.25%
2019	370,018	6.65 to 9.11	$2,912,327	0.74%	1.30% to 1.90%	-2.79% to -0.53%
2018	676,635	6.84 to 9.16	$5,522,693	0.35%	1.30% to 1.90%	-3.15% to -0.89%
2017	840,720	7.07 to 9.24	$6,983,028	0.02%	1.30% to 1.90%	-3.51% to -1.27%
2016	415,989	7.40 to 9.36	$3,536,380	0.02%	0.85% to 1.45%	-3.42% to -1.27%
Oil & Gas
2020	28,010	4.32 to 5.76	$134,545	1.81%	1.30% to 1.90%	-36.72% to -35.47%
2019	38,028	6.83 to 8.92	$283,197	1.36%	1.30% to 1.90%	4.78% to 6.85%
2018	58,634	6.52 to 8.35	$410,449	1.79%	1.30% to 1.90%	-22.98% to -21.46%
2017	84,586	8.37 to 10.63	$761,640	1.15%	1.30% to 1.90%	-6.59% to -4.66%
2016	140,512	8.96 to 11.15	$1,347,231	1.35%	0.85% to 1.45%	19.91% to 22.27%
NASDAQ-100
2020	12,973	40.13 to 55.42	$615,178	0.00%	1.30% to 1.90%	40.57% to 43.69%
2019	20,368	28.55 to 38.57	$685,380	0.00%	1.30% to 1.90%	32.00% to 34.94%
2018	27,531	21.63 to 28.23	$685,118	0.00%	1.30% to 1.90%	-5.26% to -3.24%
2017	33,311	22.30 to 29.17	$878,315	0.00%	1.30% to 1.90%	25.65% to 28.56%
2016	63,804	17.75 to 22.33	$1,250,808	0.00%	0.85% to 1.45%	1.43% to 3.64%
Pharmaceuticals
2020	3,036	17.68 to 22.86	$63,933	0.09%	1.30% to 1.90%	8.75% to 10.67%
2019	4,425	16.26 to 20.66	$83,608	0.96%	1.30% to 1.90%	10.23% to 12.17%
2018	6,910	14.75 to 18.41	$112,035	1.24%	1.30% to 1.90%	-9.35% to -7.74%
2017	8,247	16.27 to 19.96	$147,974	1.06%	1.30% to 1.90%	6.68% to 8.56%
2016	12,522	15.25 to 18.39	$211,731	0.42%	0.85% to 1.45%	-6.95% to -5.31%
Precious Metals
2020	91,374	4.43 to 5.99	$446,026	0.24%	1.30% to 1.90%	19.72% to 22.20%
2019	172,978	3.70 to 4.90	$725,931	0.04%	1.30% to 1.90%	40.82% to 43.74%
2018	197,469	2.66 to 3.41	$580,199	0.00%	1.30% to 1.90%	-16.46% to -14.81%
2017	231,622	3.19 to 4.00	$801,627	0.00%	1.30% to 1.90%	1.67% to 3.66%
2016	218,288	3.13 to 3.86	$722,397	0.00%	0.85% to 1.45%	50.54% to 53.42%
Real Estate
2020	7,521	10.67 to 14.10	$91,882	0.74%	1.30% to 1.90%	-9.56% to -7.83%
2019	18,671	11.80 to 15.51	$250,321	1.95%	1.30% to 1.90%	22.34% to 24.81%
2018	21,408	9.64 to 12.43	$233,780	1.59%	1.30% to 1.90%	-9.01% to -7.16%
2017	10,685	10.60 to 13.38	$124,847	4.41%	1.30% to 1.90%	4.29% to 6.39%
2016	12,156	10.16 to 12.58	$137,417	3.02%	0.85% to 1.45%	2.04% to 4.10%
Rising Rates Opportunity
2020	17,474	0.98 to 1.16	$19,158	0.54%	1.30% to 1.90%	-28.80% to -27.97%
2019	23,811	1.27 to 1.61	$36,098	0.10%	1.30% to 1.90%	-20.26% to -18.85%
2018	57,355	1.59 to 1.98	$106,509	0.00%	1.30% to 1.90%	0.56% to 2.34%
2017	26,545	1.58 to 1.94	$48,570	0.00%	1.30% to 1.90%	-14.93% to -13.43%
2016	63,493	1.85 to 2.24	$129,889	0.00%	0.85% to 1.45%	-8.42% to -6.81%
Semiconductor
2020	4,641	29.68 to 37.27	$144,703	0.26%	1.30% to 1.90%	39.94% to 42.13%
2019	5,108	21.21 to 26.22	$112,770	0.32%	1.30% to 1.90%	44.70% to 46.96%
2018	2,207	14.66 to 17.84	$33,289	0.00%	1.30% to 1.90%	-13.29% to -11.93%
2017	1,948	17.31 to 20.26	$36,793	0.23%	1.30% to 1.90%	31.24% to 33.01%
2016	2,809	13.19 to 14.99	$39,241	0.03%	0.85% to 1.45%	24.99% to 25.12%

72

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Short Dow 30
2020	10,264	0.77 to 0.95	$9,644	0.42%	1.30% to 1.90%	-23.69% to -22.58%
2019	2,420	1.07 to 1.18	$2,821	0.04%	1.30% to 1.90%	-21.71% to -21.16%
2018	2,480	1.37 to 1.50	$3,664	0.00%	1.30% to 1.90%	-0.78% to -0.08%
2017	2,541	1.38 to 1.58	$3,755	0.00%	1.30% to 1.90%	-24.39% to -23.52%
2016	2,968	1.83 to 2.07	$5,809	0.00%	0.85% to 1.45%	-19.00% to -18.43%
Short Emerging Markets
2020	—	—	$0	0.00%	1.30% to 1.90%	n/a
2019	—	—	$0	0.00%	1.30% to 1.90%	n/a
2018	—	—	$0	0.00%	1.30% to 1.90%	n/a
2017	—	2.67 to 2.67	$0	0.00%	1.30% to 1.90%	-29.62% to -29.62%
2016	251	3.80 to 3.80	$951	0.00%	0.85% to 1.45%	-18.31% to -18.31%
Short International
2020	2,670	2.23 to 2.34	$6,133	0.63%	1.30% to 1.90%	-19.12% to -18.83%
2019	2,707	2.76 to 2.84	$7,613	0.32%	1.30% to 1.90%	-19.58% to -19.38%
2018	5,641	3.43 to 3.53	$19,689	0.00%	1.30% to 1.90%	12.44% to 12.72%
2017	5,649	3.05 to 3.13	$17,533	0.00%	1.30% to 1.90%	-22.71% to -22.51%
2016	5,658	4.00 to 4.04	$22,711	0.00%	0.85% to 1.45%	-8.22% to -8.13%
Short Mid-Cap
2020	2,066	0.81 to 0.91	$1,884	1.18%	1.30% to 1.90%	-28.89% to -28.32%
2019	2,425	1.14 to 1.26	$3,007	0.27%	1.30% to 1.90%	-23.57% to -23.04%
2018	2,479	1.49 to 1.63	$3,990	0.00%	1.30% to 1.90%	7.57% to 8.33%
2017	2,534	1.39 to 1.51	$3,763	0.00%	1.30% to 1.90%	-17.45% to -16.87%
2016	2,587	1.68 to 1.81	$4,621	0.00%	0.85% to 1.45%	-22.63% to -22.08%
Short NASDAQ-100
2020	7,909	0.37 to 0.43	$3,405	0.41%	1.30% to 1.90%	-44.53% to -43.99%
2019	360	0.67 to 0.67	$243	0.14%	1.30% to 1.90%	-30.25% to -30.25%
2018	418	0.97 to 0.97	$405	0.00%	1.30% to 1.90%	-5.87% to -5.87%
2017	479	1.03 to 1.25	$492	0.00%	1.30% to 1.90%	-27.52% to -26.28%
2016	3,503	1.42 to 1.70	$5,773	0.00%	0.85% to 1.45%	-12.81% to -12.37%
Short Small-Cap
2020	4,666	0.66 to 0.76	$3,518	0.57%	1.30% to 1.90%	-34.38% to -33.75%
2019	5,024	1.08 to 1.18	$5,715	0.06%	1.30% to 1.90%	-23.20% to -22.74%
2018	13,785	1.41 to 1.52	$20,735	0.00%	1.30% to 1.90%	7.01% to 7.65%
2017	15,041	1.32 to 1.41	$21,057	0.00%	1.30% to 1.90%	-16.81% to -16.31%
2016	17,220	1.58 to 1.69	$28,825	0.00%	0.85% to 1.45%	-23.99% to -23.53%
Small-Cap
2020	10,953	14.66 to 20.25	$188,232	0.04%	1.30% to 1.90%	13.03% to 15.54%
2019	18,222	12.97 to 17.53	$284,232	0.00%	1.30% to 1.90%	19.35% to 22.01%
2018	16,916	10.87 to 14.37	$209,307	0.00%	1.30% to 1.90%	-15.91% to -14.03%
2017	23,012	12.92 to 16.71	$338,478	0.00%	1.30% to 1.90%	8.57% to 10.98%
2016	32,393	11.90 to 15.06	$440,535	0.00%	0.85% to 1.45%	15.57% to 18.14%
Small-Cap Growth
2020	11,095	19.75 to 24.08	$237,390	0.00%	1.30% to 1.90%	13.64% to 15.18%
2019	11,696	16.80 to 22.70	$221,210	0.00%	1.30% to 1.90%	15.02% to 17.58%
2018	14,904	14.60 to 19.30	$257,385	0.00%	1.30% to 1.90%	-9.01% to -6.97%
2017	22,458	15.86 to 20.75	$415,721	0.00%	1.30% to 1.90%	8.99% to 11.51%
2016	31,058	14.55 to 18.61	$521,485	0.00%	0.85% to 1.45%	15.98% to 18.38%
Small-Cap Value
2020	13,191	13.85 to 17.39	$205,866	0.01%	1.30% to 1.90%	-2.02% to -0.49%
2019	6,378	14.13 to 17.47	$97,219	0.00%	1.30% to 1.90%	18.82% to 20.68%
2018	6,805	11.52 to 14.94	$86,612	0.00%	1.30% to 1.90%	-17.06% to -15.33%
2017	12,852	13.49 to 17.65	$202,299	0.01%	1.30% to 1.90%	5.84% to 8.30%
2016	64,723	12.75 to 16.30	$962,479	0.00%	0.85% to 1.45%	24.53% to 26.80%
Technology
2020	11,888	36.15 to 48.13	$504,019	0.00%	1.30% to 1.90%	39.69% to 42.44%
2019	10,678	25.88 to 33.79	$321,408	0.00%	1.30% to 1.90%	40.05% to 42.81%
2018	7,166	18.48 to 23.66	$152,767	0.00%	1.30% to 1.90%	-5.77% to -3.90%
2017	11,161	19.61 to 24.91	$248,374	0.08%	1.30% to 1.90%	30.42% to 33.11%
2016	5,954	15.53 to 18.71	$103,172	0.00%	0.85% to 1.45%	8.70% to 10.62%

73

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Telecommunications
2020	474	11.65 to 13.49	$5,900	0.89%	1.30% to 1.90%	0.45% to 1.46%
2019	402	11.59 to 13.29	$5,006	1.88%	1.30% to 1.90%	11.77% to 12.89%
2018	1,242	10.37 to 11.78	$13,550	4.17%	1.30% to 1.90%	-17.34% to -16.50%
2017	2,048	12.40 to 14.10	$26,980	0.38%	1.30% to 1.90%	-4.77% to -3.72%
2016	53,902	13.02 to 14.65	$753,817	0.13%	0.85% to 1.45%	18.36% to 19.67%
U.S. Government Plus
2020	18,153	17.77 to 24.90	$396,418	0.02%	1.30% to 1.90%	16.42% to 19.13%
2019	8,237	15.26 to 20.90	$147,073	0.74%	1.30% to 1.90%	14.04% to 16.69%
2018	16,856	13.38 to 17.91	$257,704	0.87%	1.30% to 1.90%	-8.79% to -6.65%
2017	11,630	15.02 to 18.97	$198,838	0.17%	1.30% to 1.90%	5.83% to 7.97%
2016	59,078	14.19 to 17.57	$956,100	0.00%	0.85% to 1.45%	-3.59% to -1.94%
UltraBull
2020	31,328	25.82 to 36.73	$988,666	0.82%	1.30% to 1.90%	15.47% to 18.28%
2019	21,806	22.36 to 30.63	$593,749	0.32%	1.30% to 1.90%	54.35% to 57.94%
2018	26,981	14.49 to 19.64	$466,571	0.00%	1.30% to 1.90%	-18.60% to -16.60%
2017	31,169	17.80 to 23.55	$669,377	0.00%	1.30% to 1.90%	35.92% to 39.20%
2016	22,446	14.03 to 16.74	$360,275	0.00%	0.85% to 1.45%	15.04% to 16.78%
UltraMid-Cap
2020	29,383	19.98 to 26.60	$648,391	0.20%	1.30% to 1.90%	1.49% to 3.50%
2019	18,611	20.09 to 25.70	$412,736	0.00%	1.30% to 1.90%	42.78% to 45.37%
2018	40,750	14.07 to 18.48	$610,133	0.00%	1.30% to 1.90%	-29.27% to -27.72%
2017	46,847	20.48 to 25.57	$1,005,435	0.00%	1.30% to 1.90%	24.81% to 27.20%
2016	49,743	16.59 to 20.10	$858,209	0.00%	0.85% to 1.45%	33.70% to 36.13%
UltraNASDAQ-100
2020	6,221	126.60 to 174.85	$882,258	0.00%	1.30% to 1.90%	79.72% to 83.71%
2019	5,812	71.90 to 95.18	$466,110	0.00%	1.30% to 1.90%	73.58% to 77.17%
2018	7,541	41.42 to 54.41	$346,340	0.00%	1.30% to 1.90%	-12.72% to -10.81%
2017	7,962	48.87 to 61.00	$421,197	0.00%	1.30% to 1.90%	63.05% to 66.16%
2016	7,352	30.45 to 34.99	$243,338	0.00%	0.85% to 1.45%	5.36% to 6.42%
UltraShort Dow30
2020	9,203	0.10 to 0.10	$941	7.11%	1.30% to 1.90%	-46.98% to -46.98%
2019	9,803	0.19 to 0.19	$1,890	3.03%	1.30% to 1.90%	-38.64% to -38.64%
2018	10,185	0.30 to 0.32	$3,200	0.00%	1.30% to 1.90%	-2.44% to -1.85%
2017	16,836	0.31 to 0.33	$5,438	0.00%	1.30% to 1.90%	-41.82% to -41.47%
2016	24,820	0.53 to 0.56	$13,766	0.00%	0.85% to 1.45%	-33.94% to -33.55%
UltraShort NASDAQ-100
2020	33,769	0.02 to 0.02	$590	0.65%	1.30% to 1.90%	-72.44% to -72.27%
2019	35,116	0.06 to 0.06	$2,212	0.74%	1.30% to 1.90%	-52.20% to -51.90%
2018	35,891	0.12 to 0.13	$4,703	0.00%	1.30% to 1.90%	-14.65% to -14.09%
2017	37,158	0.14 to 0.15	$5,665	0.00%	1.30% to 1.90%	-46.83% to -46.48%
2016	37,513	0.27 to 0.29	$10,691	0.00%	0.85% to 1.45%	-22.96% to -22.45%
UltraSmall-Cap
2020	26,004	14.10 to 18.10	$409,774	0.15%	1.30% to 1.90%	12.16% to 14.08%
2019	10,006	12.57 to 15.86	$139,999	0.00%	1.30% to 1.90%	41.98% to 44.41%
2018	14,154	8.85 to 10.98	$137,118	0.00%	1.30% to 1.90%	-29.63% to -28.41%
2017	14,172	12.58 to 15.80	$198,759	0.00%	1.30% to 1.90%	20.67% to 23.03%
2016	9,953	11.17 to 12.84	$117,261	0.00%	0.85% to 1.45%	35.40% to 36.62%
Utilities
2020	5,864	16.60 to 21.78	$115,289	1.51%	1.30% to 1.90%	-5.76% to -4.00%
2019	4,186	18.23 to 22.69	$87,157	3.33%	1.30% to 1.90%	18.95% to 20.86%
2018	4,562	15.33 to 18.77	$78,896	1.58%	1.30% to 1.90%	-0.42% to 1.19%
2017	6,833	16.03 to 18.55	$119,953	2.63%	1.30% to 1.90%	7.49% to 8.83%
2016	9,545	14.92 to 17.05	$154,597	2.46%	0.85% to 1.45%	11.79% to 13.19%
VanEck Worldwide Insurance Trust
Global Hard Assets Fund
2020	479,886	6.38 to 29.80	$6,663,338	0.72%	0.95% to 1.90%	14.74% to 17.99%
2019	455,682	5.56 to 25.26	$5,651,543	0.00%	0.95% to 1.90%	7.71% to 10.81%
2018	466,099	5.16 to 22.80	$5,266,523	0.00%	0.95% to 1.90%	-30.90% to -28.96%
2017	524,574	7.30 to 32.78	$8,487,983	0.00%	0.95% to 1.90%	-5.52% to -2.62%
2016	626,212	7.73 to 33.90	$10,135,813	0.39%	0.85% to 1.50%	38.55% to 42.35%

74

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Emerging Markets Fund
2020	29,835	28.12 to 55.17	$1,536,938	1.76%	0.95% to 1.40%	14.07% to 16.14%
2019	36,385	29.02 to 47.98	$1,622,587	0.53%	0.95% to 1.40%	27.05% to 29.36%
2018	42,600	18.01 to 37.46	$1,457,114	0.29%	0.95% to 1.40%	-25.58% to -24.21%
2017	63,611	24.02 to 49.93	$2,802,208	0.39%	0.95% to 1.40%	46.08% to 49.61%
2016	52,001	16.22 to 33.71	$1,568,804	0.46%	0.95% to 1.40%	-3.20% to -0.84%
Emerging Markets Bond Fund
2020	32,467	13.62 to 19.21	$554,814	12.28%	0.95% to 1.40%	6.71% to 7.89%
2019	28,850	11.55 to 17.81	$461,861	0.63%	0.95% to 1.40%	10.39% to 11.55%
2018	33,821	10.46 to 15.96	$492,835	9.63%	0.95% to 1.40%	-8.05% to -7.03%
2017	49,355	10.67 to 17.17	$791,433	2.53%	0.95% to 1.40%	9.54% to 11.19%
2016	65,434	9.74 to 15.44	$945,819	0.00%	0.95% to 1.40%	4.26% to 5.42%
Janus Henderson Series
Global Technology and Innovation Portfolio
2020	227,665	13.89 to 52.13	$11,077,250	0.00%	1.15% to 1.65%	48.70% to 49.00%
2019	171,194	17.10 to 34.99	$5,605,246	0.00%	1.15% to 1.35%	42.88% to 43.16%
2018	147,288	11.96 to 24.44	$3,437,928	0.00%	1.15% to 1.35%	-0.45% to -0.25%
2017	106,809	12.00 to 24.50	$2,538,098	0.00%	1.15% to 1.35%	42.98% to 43.26%
2016	66,993	17.02 to 17.10	$1,142,061	0.08%	1.00% to 1.50%	12.32% to 12.55%
Overseas Portfolio
2020	55,050	11.34 to 13.62	$656,299	0.97%	1.15% to 1.65%	14.46% to 14.69%
2019	48,682	9.91 to 11.89	$488,302	1.74%	1.15% to 1.35%	25.01% to 25.26%
2018	49,258	7.93 to 9.50	$395,000	1.75%	1.15% to 1.35%	-16.28% to -16.11%
2017	56,799	9.47 to 11.34	$543,020	2.24%	1.15% to 1.35%	29.06% to 29.31%
2016	52,504	7.34 to 7.37	$385,736	4.72%	1.00% to 1.50%	-7.96% to -7.77%
Research Portfolio
2020	17,589	31.84 to 32.25	$561,464	0.19%	1.15% to 1.65%	30.79% to 31.06%
2019	21,961	24.34 to 24.61	$536,101	0.29%	1.15% to 1.35%	33.41% to 33.68%
2018	25,399	18.25 to 18.41	$464,875	0.37%	1.15% to 1.35%	-4.15% to -3.96%
2017	31,413	19.04 to 19.17	$599,282	0.27%	1.15% to 1.35%	25.85% to 26.10%
2016	30,729	15.13 to 15.20	$465,551	0.37%	1.00% to 1.50%	-1.07% to -0.88%
Enterprise Services Portfolio
2020	1,214,723	12.77 to 26.66	$30,922,087	0.00%	1.15% to 1.65%	17.58% to 17.82%
2019	1,142,759	15.07 to 22.63	$24,865,839	0.06%	1.15% to 1.35%	33.34% to 33.61%
2018	995,432	11.29 to 16.93	$16,238,499	0.12%	1.15% to 1.35%	-2.00% to -1.81%
2017	687,373	11.51 to 17.25	$11,539,277	0.13%	1.15% to 1.35%	25.39% to 25.64%
2016	354,446	13.66 to 13.73	$4,847,632	0.03%	1.00% to 1.50%	10.60% to 10.82%
Global Research Portfolio
2020	48,040	15.58 to 23.25	$1,089,276	0.49%	1.15% to 1.65%	18.15% to 18.39%
2019	50,454	13.17 to 19.64	$969,267	0.93%	1.15% to 1.35%	26.99% to 27.24%
2018	44,852	10.36 to 15.43	$683,618	1.07%	1.15% to 1.35%	-8.34% to -8.15%
2017	44,442	11.29 to 16.80	$738,548	0.83%	1.15% to 1.35%	24.99% to 25.24%
2016	42,850	13.35 to 13.42	$573,168	0.87%	1.00% to 1.50%	0.45% to 0.65%
Mid Cap Value Portfolio
2020	208,421	11.63 to 17.86	$3,568,721	1.02%	1.15% to 1.65%	-2.54% to -2.34%
2019	197,118	11.92 to 18.29	$3,477,494	1.07%	1.15% to 1.35%	28.30% to 28.56%
2018	186,003	9.28 to 14.22	$2,579,014	0.98%	1.15% to 1.35%	-14.98% to -14.81%
2017	192,293	10.90 to 16.70	$3,154,990	0.66%	1.15% to 1.35%	12.11% to 12.34%
2016	172,121	14.79 to 14.86	$2,548,863	0.87%	1.00% to 1.50%	17.17% to 17.40%
Balanced Portfolio
2020	2,669,628	11.61 to 21.17	$55,162,863	1.43%	1.15% to 1.65%	12.50% to 12.72%
2019	2,251,196	13.21 to 18.78	$41,323,181	1.72%	1.15% to 1.35%	20.63% to 20.88%
2018	1,603,935	10.94 to 15.54	$24,628,415	1.86%	1.15% to 1.35%	-0.92% to -0.72%
2017	990,962	11.03 to 15.65	$15,400,133	1.40%	1.15% to 1.35%	16.56% to 16.79%
2016	772,313	13.34 to 13.40	$10,307,917	2.11%	1.00% to 1.50%	2.92% to 3.13%
Flexible Bond Portfolio
2020	788,942	11.56 to 12.43	$9,649,511	2.53%	1.15% to 1.65%	8.77% to 8.99%
2019	621,443	10.61 to 11.40	$6,994,524	2.64%	1.15% to 1.35%	7.81% to 8.03%
2018	506,125	9.84 to 10.56	$5,303,727	2.42%	1.15% to 1.35%	-2.62% to -2.42%
2017	395,731	10.09 to 10.82	$4,255,966	2.48%	1.15% to 1.35%	1.97% to 2.17%
2016	409,203	10.54 to 10.59	$4,314,965	2.75%	1.00% to 1.50%	0.85% to 1.05%

75

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
GI Unconstrained Bond Portfolio
2019	—	—	$0	1.29%	1.15% to 1.35%	n/a
2018	98,954	9.51 to 9.58	$942,017	2.55%	1.15% to 1.35%	-5.06% to -4.87%
2017	92,634	10.02 to 10.07	$928,697	3.20%	1.15% to 1.35%	0.34% to 0.54%
2016	92,217	9.99 to 10.01	$921,572	7.36%	1.00% to 1.50%	3.20% to 3.41%
PIMCO Variable Insurance Trust
Total Return Portfolio
2020	3,527,603	10.27 to 19.87	$46,554,357	2.03%	0.95% to 1.90%	4.76% to 7.62%
2019	4,050,360	10.68 to 18.47	$50,056,375	3.04%	0.95% to 1.90%	4.48% to 7.34%
2018	4,035,547	9.99 to 17.20	$47,287,227	2.56%	0.95% to 1.90%	-4.12% to -1.49%
2017	3,903,746	10.19 to 17.46	$47,973,212	2.02%	0.95% to 1.90%	1.17% to 3.93%
2016	3,818,433	10.51 to 16.80	$46,163,641	2.09%	0.85% to 1.50%	-1.00% to 1.71%
Low Duration Portfolio
2020	2,779,815	9.51 to 13.86	$28,712,551	1.14%	0.95% to 1.90%	-0.50% to 2.02%
2019	2,486,507	9.37 to 13.59	$25,289,738	2.68%	0.95% to 1.90%	0.36% to 3.05%
2018	2,488,388	9.33 to 13.19	$24,682,261	1.84%	0.95% to 1.90%	-3.23% to -0.62%
2017	2,110,065	9.64 to 13.27	$21,281,171	1.18%	0.95% to 1.90%	-2.23% to 0.39%
2016	1,997,087	9.86 to 13.22	$20,264,692	1.59%	0.85% to 1.50%	-2.18% to 0.45%
High Yield Portfolio
2020	633,058	11.59 to 26.35	$10,181,904	4.17%	0.95% to 1.90%	1.80% to 4.75%
2019	766,902	11.11 to 25.16	$11,878,657	4.84%	0.95% to 1.90%	10.46% to 13.66%
2018	502,674	9.82 to 22.14	$7,294,631	5.04%	0.95% to 1.90%	-6.32% to -3.59%
2017	558,843	10.22 to 22.96	$8,637,362	4.90%	0.95% to 1.90%	2.64% to 5.60%
2016	593,692	12.28 to 21.74	$9,233,370	5.52%	0.85% to 1.50%	8.31% to 11.38%
Real Return Portfolio
2020	2,135,710	10.60 to 18.82	$24,012,468	1.30%	0.95% to 1.90%	7.76% to 10.66%
2019	2,122,136	9.97 to 17.01	$21,521,058	1.56%	0.95% to 1.90%	4.61% to 7.42%
2018	2,133,195	9.33 to 15.83	$20,301,950	2.42%	0.95% to 1.90%	-5.69% to -3.14%
2017	2,200,216	9.68 to 16.35	$21,756,775	2.26%	0.95% to 1.90%	-0.10% to 2.68%
2016	2,059,005	9.47 to 15.92	$19,988,829	2.23%	0.85% to 1.50%	1.48% to 4.20%
All Asset Portfolio
2020	304,908	12.76 to 17.00	$3,938,978	4.41%	0.95% to 1.90%	4.20% to 6.67%
2019	358,019	11.99 to 16.34	$4,350,224	2.78%	0.95% to 1.90%	7.90% to 10.47%
2018	414,975	9.97 to 14.82	$4,586,867	3.10%	0.95% to 1.90%	-8.72% to -6.53%
2017	427,745	11.66 to 15.90	$5,085,136	4.54%	0.95% to 1.90%	9.49% to 12.09%
2016	455,788	10.42 to 14.22	$4,857,731	2.63%	0.85% to 1.50%	9.02% to 11.61%
Global Managed Asset Allocation Portfolio
2020	67,354	13.26 to 13.43	$893,068	8.44%	1.15% to 1.65%	15.14% to 15.38%
2019	49,475	11.51 to 11.64	$569,726	2.22%	1.15% to 1.35%	15.39% to 15.62%
2018	44,146	9.98 to 10.07	$440,541	1.60%	1.15% to 1.35%	-6.88% to -6.70%
2017	42,294	10.72 to 10.79	$453,296	2.40%	1.15% to 1.35%	12.47% to 12.69%
2016	35,831	9.53 to 9.57	$341,433	2.33%	1.00% to 1.50%	2.53% to 2.73%
Short-Term Portfolio
2020	5,617,645	10.09 to 10.39	$57,770,230	1.27%	1.15% to 1.65%	0.77% to 0.97%
2019	4,389,651	10.18 to 10.29	$44,795,827	2.25%	1.15% to 1.35%	1.32% to 1.52%
2018	4,694,571	10.05 to 10.13	$47,247,593	2.03%	1.15% to 1.35%	0.06% to 0.26%
2017	4,498,478	10.04 to 10.11	$45,244,074	1.53%	1.15% to 1.35%	0.93% to 1.13%
2016	4,502,212	9.95 to 9.99	$44,840,939	1.46%	1.00% to 1.50%	0.90% to 1.10%
Emerging Markets Bond Portfolio
2020	168,484	11.53 to 13.42	$2,203,410	4.38%	1.15% to 1.65%	5.16% to 5.38%
2019	160,286	10.95 to 12.73	$1,987,562	4.33%	1.15% to 1.35%	13.12% to 13.34%
2018	141,815	9.67 to 11.23	$1,578,041	4.10%	1.15% to 1.35%	-6.11% to -5.92%
2017	113,889	10.29 to 11.94	$1,334,555	4.83%	1.15% to 1.35%	8.30% to 8.51%
2016	83,940	10.95 to 11.00	$920,654	5.18%	1.00% to 1.50%	11.68% to 11.90%
Global Bond Opportunities Portfolio
2020	17,483	10.61 to 10.75	$185,660	2.05%	1.15% to 1.65%	8.53% to 8.75%
2019	35,825	9.77 to 9.88	$351,738	2.34%	1.15% to 1.35%	4.60% to 4.81%
2018	36,457	9.34 to 9.43	$341,868	6.30%	1.15% to 1.35%	-5.58% to -5.39%
2017	38,990	9.90 to 9.97	$386,836	1.92%	1.15% to 1.35%	7.07% to 7.28%
2016	40,963	9.24 to 9.29	$379,316	1.43%	1.00% to 1.50%	2.54% to 2.75%

76

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Commodity Real Return Strategy Portfolio
2020	976,246	5.02 to 9.73	$4,932,228	5.48%	1.15% to 1.65%	-0.13% to 0.07%
2019	1,039,033	5.03 to 9.73	$5,244,209	4.40%	1.15% to 1.35%	9.86% to 10.08%
2018	1,120,120	4.58 to 8.85	$5,142,150	2.05%	1.15% to 1.35%	-15.36% to -15.19%
2017	1,252,137	5.41 to 10.45	$6,786,599	10.65%	1.15% to 1.35%	0.68% to 0.88%
2016	1,324,651	5.37 to 5.40	$7,123,636	1.05%	1.00% to 1.50%	13.33% to 13.56%
International Bond (USD-Hedged) Portfolio
2020	201,369	11.19 to 11.83	$2,355,459	5.88%	1.15% to 1.65%	4.03% to 4.24%
2019	179,479	10.74 to 11.35	$2,017,025	1.70%	1.15% to 1.35%	5.47% to 5.68%
2018	144,408	10.18 to 10.74	$1,539,607	1.36%	1.15% to 1.35%	0.64% to 0.85%
2017	73,753	10.10 to 10.65	$781,044	5.88%	1.15% to 1.35%	1.29% to 1.49%
2016	41,620	10.46 to 10.49	$435,755	1.54%	1.00% to 1.50%	4.94% to 5.15%
Dynamic Bond Adv Portfolio
2020	211,426	10.84 to 11.13	$2,333,712	2.50%	1.15% to 1.65%	3.30% to 3.50%
2019	241,095	10.49 to 10.76	$2,574,903	4.13%	1.15% to 1.35%	3.42% to 3.63%
2018	208,485	10.13 to 10.38	$2,152,016	2.73%	1.15% to 1.35%	-0.43% to -0.23%
2017	224,134	10.16 to 10.40	$2,322,720	1.65%	1.15% to 1.35%	3.50% to 3.71%
2016	184,597	10.00 to 10.03	$1,848,338	1.79%	1.00% to 1.50%	3.23% to 3.43%
Income Advisor Portfolio
2020	2,554,048	10.78 to 11.33	$28,750,387	3.74%	1.15% to 1.65%	4.97% to 5.19%
2019	3,177,130	10.72 to 10.77	$34,058,314	3.40%	1.15% to 1.35%	7.00% to 7.22%
2018	2,421,596	10.01 to 10.04	$24,253,965	3.50%	1.15% to 1.35%	-1.07% to -0.87%
2017	630,868	10.12 to 10.13	$6,386,284	0.84%	1.15% to 1.35%	1.22% to 1.30%
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund
2020	58,336	16.73 to 26.14	$1,341,725	0.17%	0.95% to 1.90%	4.85% to 7.56%
2019	73,892	15.96 to 24.30	$1,622,180	0.47%	0.95% to 1.90%	20.55% to 23.66%
2018	89,966	12.19 to 19.65	$1,611,852	0.53%	0.95% to 1.90%	-11.78% to -9.49%
2017	89,065	13.16 to 21.71	$1,776,378	0.46%	0.95% to 1.90%	7.53% to 10.51%
2016	128,423	12.24 to 19.65	$2,279,264	1.18%	0.85% to 1.45%	19.20% to 22.04%
Large Cap Value Fund
2020	11,220	19.27 to 22.61	$239,412	1.30%	0.95% to 1.40%	1.97% to 3.00%
2019	11,823	18.61 to 21.95	$245,289	0.82%	0.95% to 1.40%	23.37% to 24.74%
2018	35,668	14.87 to 17.60	$601,559	2.12%	0.95% to 1.40%	-10.32% to -9.33%
2017	12,121	16.57 to 19.41	$219,163	1.40%	0.95% to 1.40%	7.69% to 8.82%
2016	17,716	15.39 to 17.84	$293,658	2.01%	0.95% to 1.40%	9.37% to 10.53%
Mid Cap Value Fund
2020	125,109	23.01 to 30.21	$3,558,519	0.59%	0.95% to 1.40%	5.57% to 7.38%
2019	123,128	19.28 to 28.13	$3,256,746	0.81%	0.95% to 1.40%	27.77% to 30.28%
2018	133,703	15.09 to 21.59	$2,714,840	1.26%	0.95% to 1.40%	-13.03% to -11.31%
2017	166,043	17.35 to 24.35	$3,806,884	0.68%	0.95% to 1.40%	7.58% to 10.02%
2016	200,671	16.08 to 22.13	$4,206,027	1.31%	0.95% to 1.40%	9.96% to 12.46%
Mid-Cap Growth Portfolio
2020	22,317	39.16 to 47.83	$991,422	0.00%	0.95% to 1.40%	36.67% to 38.39%
2019	30,996	27.60 to 34.56	$991,797	0.00%	0.95% to 1.40%	29.28% to 31.23%
2018	24,771	21.35 to 26.34	$608,374	0.00%	0.95% to 1.40%	-8.83% to -7.45%
2017	44,576	23.42 to 28.46	$1,189,961	0.00%	0.95% to 1.40%	21.56% to 23.39%
2016	26,813	19.85 to 23.06	$586,906	0.00%	0.95% to 1.40%	1.90% to 3.18%
AMT Mid Cap Intrinsic Value Portfolio
2020	5,816	17.45 to 22.60	$122,415	0.53%	0.95% to 1.40%	-4.98% to -3.54%
2019	16,417	18.18 to 23.43	$347,181	0.85%	0.95% to 1.40%	13.92% to 15.64%
2018	11,106	15.79 to 20.26	$208,610	1.01%	0.95% to 1.40%	-17.34% to -16.08%
2017	6,804	18.90 to 24.14	$155,171	0.56%	0.95% to 1.40%	13.92% to 15.64%
2016	19,451	16.42 to 20.88	$368,313	0.65%	0.95% to 1.40%	13.36% to 15.07%

77

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
BNY Mellon Variable Investment Fund
Appreciation Portfolio
2020	12,486	22.36 to 29.77	$332,922	0.56%	1.30% to 1.90%	18.90% to 21.24%
2019	16,172	18.81 to 25.06	$357,379	0.96%	1.30% to 1.90%	30.85% to 33.63%
2018	16,514	14.37 to 18.76	$278,795	0.91%	1.30% to 1.90%	-10.50% to -8.59%
2017	27,469	16.06 to 21.00	$505,415	1.29%	1.30% to 1.90%	22.41% to 25.25%
2016	35,122	13.54 to 16.77	$533,985	1.51%	0.85% to 1.45%	4.40% to 6.51%
International Value Portfolio
2020	—	—	$0	4.78%	1.30% to 1.90%	n/a
2019	1,471	7.52 to 9.55	$12,552	2.06%	1.30% to 1.90%	17.91% to 19.99%
2018	4,363	6.38 to 7.96	$33,455	1.86%	1.30% to 1.90%	-19.74% to -18.31%
2017	4,403	7.94 to 9.75	$41,407	1.37%	1.30% to 1.90%	23.94% to 26.12%
2016	4,884	6.41 to 7.73	$36,762	2.12%	0.85% to 1.45%	-4.82% to -3.14%
Sustainable U.S. Equity Portfolio
2020	1,111	24.12 to 29.19	$28,762	1.01%	1.30% to 1.90%	20.14% to 21.71%
2019	2,531	20.08 to 23.98	$55,040	1.02%	1.30% to 1.90%	29.99% to 31.69%
2018	1,747	15.44 to 18.21	$29,142	1.60%	1.30% to 1.90%	-7.52% to -6.30%
2017	1,815	16.70 to 19.44	$32,387	0.97%	1.30% to 1.90%	11.59% to 13.05%
2016	1,959	14.96 to 17.19	$31,051	1.01%	0.85% to 1.45%	7.09% to 8.17%
Invesco Van Kampen Variable Insurance Fund
Growth and Income Portfolio
2020	29,340	15.50 to 19.90	$505,212	1.60%	1.30% to 1.90%	-1.51% to 0.18%
2019	33,877	15.74 to 20.55	$591,115	1.26%	1.30% to 1.90%	20.74% to 23.11%
2018	32,582	13.04 to 16.69	$485,152	1.79%	1.30% to 1.90%	-16.46% to -14.80%
2017	34,885	15.61 to 19.59	$617,019	1.61%	1.30% to 1.90%	10.29% to 12.46%
2016	65,031	14.15 to 17.42	$1,030,227	0.81%	0.85% to 1.45%	15.50% to 17.77%
Value Opportunities Fund
2020	2,107	11.62 to 14.28	$25,825	0.07%	1.30% to 1.90%	2.17% to 3.61%
2019	2,171	11.38 to 13.78	$25,814	0.00%	1.30% to 1.90%	26.21% to 27.99%
2018	4,958	9.02 to 10.77	$48,247	0.00%	1.30% to 1.90%	-21.79% to -20.68%
2017	5,175	11.53 to 13.57	$64,054	0.01%	1.30% to 1.90%	13.72% to 15.32%
2016	6,035	10.30 to 11.77	$66,332	0.06%	0.85% to 1.45%	14.55% to 15.47%
American Value Fund
2020	6,841	15.24 to 20.15	$120,249	0.49%	1.30% to 1.90%	-2.66% to -0.79%
2019	8,788	15.66 to 20.31	$157,644	0.43%	1.30% to 1.90%	20.36% to 22.67%
2018	9,272	13.01 to 16.56	$136,422	0.17%	1.30% to 1.90%	-15.92% to -14.30%
2017	14,070	15.48 to 19.32	$247,138	0.52%	1.30% to 1.90%	5.87% to 7.89%
2016	13,022	14.62 to 17.91	$212,113	0.10%	0.85% to 1.45%	11.20% to 13.33%
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio
2020	2,311	13.22 to 18.13	$35,101	4.09%	1.30% to 1.90%	1.85% to 4.07%
2019	4,274	12.98 to 17.42	$63,483	6.40%	1.30% to 1.90%	10.19% to 12.58%
2018	7,856	11.78 to 15.67	$104,046	3.87%	1.30% to 1.90%	-10.31% to -8.25%
2017	14,230	13.13 to 17.08	$218,427	4.58%	1.30% to 1.90%	5.77% to 8.17%
2016	10,493	12.42 to 15.21	$144,333	7.34%	0.85% to 1.45%	6.72% to 8.77%
Emerging Markets Equity Portfolio
2020	17,155	11.05 to 14.71	$223,909	1.03%	1.30% to 1.90%	10.43% to 12.60%
2019	17,839	10.00 to 13.06	$209,484	1.12%	1.30% to 1.90%	15.40% to 17.68%
2018	31,845	8.67 to 11.10	$318,320	0.37%	1.30% to 1.90%	-20.37% to -18.79%
2017	31,687	11.02 to 13.91	$398,099	0.64%	1.30% to 1.90%	30.57% to 33.19%
2016	24,003	8.44 to 10.45	$231,227	0.59%	0.85% to 1.45%	3.06% to 5.14%
Discovery Portfolio
2020	3,151	58.00 to 62.41	$192,113	0.00%	1.30% to 1.90%	144.86% to 146.08%
2019	3,352	23.05 to 26.43	$82,756	0.00%	1.30% to 1.90%	35.69% to 37.06%
2018	7,254	16.98 to 19.28	$134,709	0.00%	1.30% to 1.90%	7.13% to 8.22%
2017	7,626	15.85 to 18.24	$131,241	0.00%	1.30% to 1.90%	34.38% to 36.00%
2016	8,528	11.80 to 13.41	$108,488	4.96%	0.85% to 1.45%	-11.63% to -10.56%

78

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
U.S. Real Estate Portfolio
2020	6,169	10.32 to 13.85	$74,245	2.00%	1.30% to 1.90%	-19.99% to -18.38%
2019	8,175	12.90 to 16.97	$121,382	1.78%	1.30% to 1.90%	14.54% to 16.85%
2018	11,829	11.27 to 14.52	$148,599	2.48%	1.30% to 1.90%	-11.20% to -9.39%
2017	13,643	12.69 to 16.31	$191,465	1.44%	1.30% to 1.90%	-0.71% to 1.44%
2016	10,847	12.78 to 16.08	$150,865	0.69%	0.85% to 1.45%	2.83% to 5.07%
Northern Lights Variable Trust
Adaptive Allocation Portfolio
2017	—	—	$0	0.00%	1.30% to 1.90%	n/a
2016	745,164	7.02 to 8.84	$6,287,771	0.00%	0.85% to 1.45%	-2.33% to 0.04%
Power Income Fund
2020	66,534	9.41 to 9.53	$626,172	1.85%	1.15% to 1.65%	-7.24% to -7.05%
2019	80,713	10.14 to 10.25	$819,116	2.05%	1.15% to 1.35%	6.28% to 6.49%
2018	113,843	9.53 to 9.63	$1,086,635	2.12%	1.15% to 1.35%	-4.62% to -4.42%
2017	121,905	9.98 to 10.08	$1,219,911	0.88%	1.15% to 1.35%	0.75% to 0.95%
2016	119,818	9.93 to 9.98	$1,190,117	0.00%	1.00% to 1.50%	2.97% to 3.18%
Power Dividend Index Fund
2020	108,012	8.50 to 8.56	$919,990	1.25%	1.15% to 1.65%	-8.50% to -8.32%
2019	885,390	9.29 to 9.33	$8,225,059	2.07%	1.15% to 1.35%	-4.42% to -3.88%
2018	1,438,919	9.69 to 9.72	$13,943,760	1.90%	1.15% to 1.35%	-9.29% to -9.00%
2017	322,095	10.68 to 10.69	$3,439,562	0.05%	1.15% to 1.35%	6.78% to 6.87%
AB Variable Products Series
Real Estate Investment Portfolio
2019	—	—	$0	2.22%	1.15% to 1.35%	n/a
2018	140,571	13.69 to 13.81	$1,929,587	1.86%	1.15% to 1.35%	-5.74% to -5.55%
2017	172,352	14.52 to 14.62	$2,507,758	1.61%	1.15% to 1.35%	4.95% to 5.16%
2016	144,991	13.84 to 13.90	$2,009,142	1.34%	1.00% to 1.50%	5.95% to 6.16%
Dynamic Asset Allocation Portfolio
2020	243,826	11.57 to 14.07	$3,330,917	1.48%	1.15% to 1.65%	3.45% to 3.66%
2019	230,655	11.17 to 13.57	$3,039,410	2.65%	1.15% to 1.35%	13.70% to 13.92%
2018	77,253	9.81 to 11.91	$909,782	1.47%	1.15% to 1.35%	-8.60% to -8.41%
2017	53,972	10.73 to 13.01	$695,261	1.82%	1.15% to 1.35%	12.79% to 13.02%
2016	71,596	11.45 to 11.51	$820,963	0.59%	1.00% to 1.50%	1.98% to 2.18%
Small Cap Growth Portfolio
2020	676	36.20 to 36.67	$24,497	0.00%	1.15% to 1.65%	51.58% to 51.88%
2019	2,870	23.88 to 24.14	$68,815	0.00%	1.15% to 1.35%	34.18% to 34.45%
2018	2,519	17.80 to 17.96	$44,952	0.00%	1.15% to 1.35%	-2.44% to -2.24%
2017	1,620	18.24 to 18.37	$29,628	0.00%	1.15% to 1.35%	31.99% to 32.26%
2016	2,422	13.82 to 13.89	$33,521	0.00%	1.00% to 1.50%	4.79% to 5.00%
Small Mid Cap Value Portfolio
2020	159,470	11.09 to 19.94	$2,910,076	0.69%	1.15% to 1.65%	1.67% to 1.87%
2019	164,921	10.90 to 19.58	$2,957,126	0.34%	1.15% to 1.35%	18.29% to 18.53%
2018	133,736	9.21 to 16.51	$2,119,867	0.28%	1.15% to 1.35%	-16.44% to -16.27%
2017	111,441	11.01 to 19.72	$2,179,500	0.22%	1.15% to 1.35%	11.34% to 11.56%
2016	115,978	17.59 to 17.68	$2,041,996	0.28%	1.00% to 1.50%	23.12% to 23.37%
BlackRock Variable Series Fund, Inc.
Basic Value Fund
2020	146,538	12.15 to 19.52	$2,741,309	1.57%	1.15% to 1.65%	1.74% to 1.95%
2019	178,971	11.98 to 19.15	$3,350,527	2.07%	1.15% to 1.35%	21.87% to 22.12%
2018	211,050	9.82 to 15.68	$3,248,128	1.62%	1.15% to 1.35%	-9.35% to -9.17%
2017	216,653	10.82 to 17.26	$3,689,563	1.29%	1.15% to 1.35%	6.57% to 6.78%
2016	189,455	16.09 to 16.17	$3,052,926	1.41%	1.00% to 1.50%	16.14% to 16.38%
Capital Appreciation Fund
2020	35,199	21.13 to 35.70	$1,249,034	0.00%	1.15% to 1.65%	39.62% to 39.90%
2019	36,201	25.24 to 25.52	$920,991	0.00%	1.15% to 1.35%	29.78% to 30.04%
2018	45,391	19.45 to 19.62	$888,609	0.00%	1.15% to 1.35%	0.75% to 0.95%
2017	51,199	19.31 to 19.44	$993,206	0.00%	1.15% to 1.35%	31.17% to 31.43%
2016	50,474	14.72 to 14.79	$745,023	0.00%	1.00% to 1.50%	-1.47% to -1.28%

79

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Equity Dividend Fund
2020	974,221	11.85 to 21.05	$19,808,363	1.72%	1.15% to 1.65%	2.18% to 2.38%
2019	813,658	12.81 to 20.56	$16,238,995	1.83%	1.15% to 1.35%	25.75% to 26.00%
2018	715,081	10.18 to 16.32	$11,414,294	1.86%	1.15% to 1.35%	-8.66% to -8.48%
2017	566,070	11.13 to 17.83	$9,952,277	1.58%	1.15% to 1.35%	14.93% to 15.16%
2016	412,279	15.41 to 15.48	$6,358,296	1.56%	1.00% to 1.50%	14.50% to 14.73%
Global Allocation Fund
2020	1,023,271	13.48 to 16.38	$16,519,119	1.20%	1.15% to 1.65%	19.09% to 19.32%
2019	1,083,821	11.31 to 13.72	$14,718,867	1.25%	1.15% to 1.35%	16.18% to 16.41%
2018	1,214,224	9.72 to 11.79	$14,193,918	0.87%	1.15% to 1.35%	-8.83% to -8.64%
2017	1,288,463	10.66 to 12.91	$16,525,815	1.32%	1.15% to 1.35%	12.19% to 12.41%
2016	1,245,044	11.42 to 11.48	$14,239,018	1.29%	1.00% to 1.50%	2.41% to 2.62%
Advantage Large Cap Core Fund
2020	19,678	26.07 to 26.40	$514,509	0.71%	1.15% to 1.65%	17.89% to 18.13%
2019	30,466	22.11 to 22.35	$675,815	1.00%	1.15% to 1.35%	26.83% to 27.09%
2018	43,101	17.43 to 17.59	$754,291	1.30%	1.15% to 1.35%	-6.78% to -6.60%
2017	44,002	18.70 to 18.83	$825,109	0.96%	1.15% to 1.35%	20.34% to 20.58%
2016	55,102	15.54 to 15.62	$857,631	0.85%	1.00% to 1.50%	8.78% to 9.00%
Large Cap Focus Growth Fund
2020	462,241	13.02 to 38.43	$13,103,358	0.00%	1.15% to 1.65%	41.50% to 41.79%
2019	395,901	11.45 to 27.11	$7,798,946	0.00%	1.15% to 1.35%	30.56% to 30.82%
2018	211,066	8.76 to 20.72	$3,549,201	0.00%	1.15% to 1.35%	1.38% to 1.59%
2017	123,956	11.39 to 20.40	$2,428,145	0.00%	1.15% to 1.35%	27.50% to 27.75%
2016	94,271	15.89 to 15.97	$1,500,082	0.47%	1.00% to 1.50%	6.10% to 6.32%
iShares Alternatives Strategies Fund
2018	—	—	$0	0.00%	1.15% to 1.35%	n/a
2017	108,680	10.55 to 11.30	$1,223,435	3.03%	1.15% to 1.35%	10.94% to 11.16%
2016	74,957	10.12 to 10.17	$759,535	2.89%	1.00% to 1.50%	4.80% to 5.01%
60/40 Target Allocation ETF Fund
2020	428,532	11.70 to 14.11	$5,985,133	1.66%	1.15% to 1.65%	12.81% to 13.04%
2019	277,728	12.11 to 12.49	$3,443,481	2.65%	1.15% to 1.35%	19.60% to 19.84%
2018	108,656	10.12 to 10.42	$1,124,633	1.02%	1.15% to 1.35%	-6.46% to -6.27%
2017	60,383	11.04 to 11.12	$667,193	2.15%	1.15% to 1.35%	13.19% to 13.41%
2016	36,958	9.75 to 9.80	$360,655	2.56%	1.00% to 1.50%	4.74% to 4.95%
iShares Dynamic Fixed Income Fund
2018	—	—	$0	0.00%	1.15% to 1.35%	n/a
2017	88,979	10.13 to 10.21	$904,440	2.30%	1.15% to 1.35%	2.21% to 2.42%
2016	52,273	9.92 to 9.97	$519,734	2.28%	1.00% to 1.50%	1.94% to 2.14%
iShares Equity Appreciation Fund
2018	—	—	$0	0.00%	1.15% to 1.35%	n/a
2017	36,391	11.23 to 11.48	$416,419	1.76%	1.15% to 1.35%	19.94% to 20.18%
2016	30,920	9.51 to 9.56	$294,935	1.61%	1.00% to 1.50%	7.59% to 7.81%
Total Return Portfolio
2020	134,918	11.61 to 11.61	$1,564,132	1.93%	1.15% to 1.65%	7.20% to 7.20%
2019	101,929	10.83 to 10.83	$1,101,828	1.70%	1.15% to 1.35%	7.79% to 7.79%
2018	4,618	10.05 to 10.05	$46,347	0.52%	1.15% to 1.35%	0.48% to 0.48%
S&P 500 Portfolio
2020	130,931	13.61 to 13.61	$1,782,081	1.55%	1.15% to 1.65%	16.46% to 16.46%
2019	114,291	11.69 to 11.69	$1,335,784	2.69%	1.15% to 1.35%	29.34% to 29.34%
2018	46,953	9.04 to 9.04	$424,266	1.82%	1.15% to 1.35%	-9.64% to -9.64%

80

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Columbia Variable Portfolio
Contrarian Core 2 Portfolio
2020	224,793	15.76 to 22.49	$4,776,795	0.00%	1.15% to 1.65%	20.36% to 20.60%
2019	218,432	13.08 to 18.65	$3,895,613	0.00%	1.15% to 1.35%	31.03% to 31.29%
2018	228,249	9.97 to 14.20	$3,121,580	0.00%	1.15% to 1.35%	-10.37% to -10.19%
2017	197,596	11.11 to 15.81	$3,086,917	0.00%	1.15% to 1.35%	19.86% to 20.10%
2016	115,762	13.10 to 13.17	$1,518,631	0.00%	1.00% to 1.50%	6.96% to 7.17%
Dividend Opportunity Portfolio
2020	273,530	11.50 to 15.75	$4,233,602	0.00%	1.15% to 1.65%	-0.46% to -0.26%
2019	265,520	12.41 to 15.79	$4,140,119	0.00%	1.15% to 1.35%	22.10% to 22.34%
2018	241,546	10.15 to 12.91	$3,096,000	0.00%	1.15% to 1.35%	-7.27% to -7.09%
2017	250,379	10.94 to 13.89	$3,458,480	0.00%	1.15% to 1.35%	12.60% to 12.82%
2016	241,432	12.26 to 12.31	$2,963,524	0.00%	1.00% to 1.50%	11.89% to 12.11%
Emerging Markets Bond Portfolio
2020	517,413	11.16 to 12.63	$6,464,503	3.01%	1.15% to 1.65%	5.72% to 5.93%
2019	608,749	10.54 to 11.92	$7,190,869	4.95%	1.15% to 1.35%	10.58% to 10.80%
2018	706,375	9.52 to 10.76	$7,541,962	4.27%	1.15% to 1.35%	-8.63% to -8.45%
2017	795,122	10.41 to 11.75	$9,287,340	4.56%	1.15% to 1.35%	10.20% to 10.42%
2016	675,007	10.59 to 10.64	$7,158,148	2.42%	1.00% to 1.50%	9.59% to 9.81%
High Yield Portfolio
2020	363,617	11.03 to 13.56	$4,867,407	4.89%	1.15% to 1.65%	4.88% to 5.09%
2019	359,052	11.14 to 12.91	$4,594,476	5.47%	1.15% to 1.35%	14.96% to 15.19%
2018	350,795	11.11 to 11.21	$3,905,408	5.58%	1.15% to 1.35%	-5.29% to -5.10%
2017	395,439	11.73 to 11.81	$4,645,428	5.49%	1.15% to 1.35%	4.75% to 4.96%
2016	383,433	11.20 to 11.25	$4,298,366	6.52%	1.00% to 1.50%	10.16% to 10.38%
Select Large-Cap Value Portfolio
2020	57,356	12.69 to 12.77	$729,142	0.00%	1.15% to 1.65%	5.37% to 5.58%
2019	113,046	12.04 to 12.10	$1,362,084	0.00%	1.15% to 1.35%	24.73% to 24.98%
2018	94,934	9.65 to 9.68	$916,799	0.00%	1.15% to 1.35%	-13.63% to -13.46%
2017	23,737	11.18 to 11.18	$265,359	0.00%	1.15% to 1.35%	11.76% to 11.85%
Seligman Global Tech Portfolio
2020	236,402	21.48 to 21.63	$5,089,324	0.00%	1.15% to 1.65%	43.84% to 44.13%
2019	167,470	14.94 to 15.01	$2,505,080	0.00%	1.15% to 1.35%	52.89% to 53.20%
2018	103,362	9.77 to 9.80	$1,010,282	0.00%	1.15% to 1.35%	-9.68% to -9.50%
2017	55,511	10.82 to 10.82	$600,465	0.00%	1.15% to 1.35%	8.16% to 8.25%
US Government Mortgage Portfolio
2020	211,411	10.85 to 10.92	$2,294,024	1.88%	1.15% to 1.65%	3.44% to 3.65%
2019	65,783	10.49 to 10.54	$690,202	0.39%	1.15% to 1.35%	5.07% to 5.28%
2018	13,347	9.98 to 10.01	$133,229	3.71%	1.15% to 1.35%	0.23% to 0.43%
2017	2,871	9.96 to 9.97	$28,594	0.05%	1.15% to 1.35%	-0.41% to -0.33%
Strategic Income Portfolio
2020	22,581	11.40 to 11.42	$257,543	0.00%	1.15% to 1.65%	14.02% to 14.17%
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio
2020	1,478,697	12.36 to 26.59	$37,096,159	1.23%	1.15% to 1.65%	16.05% to 16.28%
2019	1,334,197	11.65 to 22.87	$29,072,836	1.45%	1.15% to 1.35%	28.91% to 29.17%
2018	997,493	9.03 to 17.70	$17,052,810	1.55%	1.15% to 1.35%	-6.22% to -6.03%
2017	1,123,273	11.21 to 18.84	$20,848,853	1.35%	1.15% to 1.35%	19.45% to 19.69%
2016	863,561	15.66 to 15.74	$13,556,369	1.49%	1.00% to 1.50%	9.83% to 10.04%
Small Cap Index Portfolio
2020	290,840	13.81 to 22.91	$6,400,725	0.72%	1.15% to 1.65%	17.49% to 17.72%
2019	275,712	11.74 to 19.46	$5,275,493	0.72%	1.15% to 1.35%	23.20% to 23.44%
2018	206,848	9.52 to 15.76	$3,215,472	0.70%	1.15% to 1.35%	-12.62% to -12.44%
2017	212,406	10.88 to 18.00	$3,794,397	0.62%	1.15% to 1.35%	12.51% to 12.73%
2016	172,972	15.89 to 15.97	$2,751,551	0.48%	1.00% to 1.50%	19.09% to 19.33%
Alternative Asset Allocation Portfolio
2020	107,424	11.00 to 11.14	$1,184,795	2.20%	1.15% to 1.65%	3.90% to 4.11%
2019	136,251	10.58 to 10.70	$1,446,683	3.82%	1.15% to 1.35%	12.82% to 13.04%
2018	180,996	9.38 to 9.47	$1,702,929	1.93%	1.15% to 1.35%	-10.57% to -10.39%
2017	206,819	10.49 to 10.56	$2,173,864	2.09%	1.15% to 1.35%	5.58% to 5.79%
2016	216,735	9.94 to 9.98	$2,156,135	2.24%	1.00% to 1.50%	3.58% to 3.79%

81

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Global Small Cap Growth Portfolio
2020	22,135	16.11 to 16.32	$357,984	0.54%	1.15% to 1.65%	15.37% to 15.60%
2019	29,362	13.97 to 14.12	$411,529	0.00%	1.15% to 1.35%	19.45% to 19.69%
2018	27,251	11.69 to 11.80	$319,339	0.00%	1.15% to 1.35%	-21.81% to -21.65%
2017	35,520	14.95 to 15.06	$531,759	0.00%	1.15% to 1.35%	18.00% to 18.24%
2016	35,153	12.67 to 12.73	$445,792	0.12%	1.00% to 1.50%	-0.02% to 0.18%
Small Mid Cap Value Portfolio
2020	321,168	10.25 to 16.22	$4,977,766	0.94%	1.15% to 1.65%	-2.44% to -2.24%
2019	328,837	10.50 to 16.59	$5,248,149	0.38%	1.15% to 1.35%	19.37% to 19.61%
2018	357,713	8.78 to 13.87	$4,793,463	1.06%	1.15% to 1.35%	-17.45% to -17.29%
2017	314,554	10.63 to 16.77	$5,149,941	0.28%	1.15% to 1.35%	8.66% to 8.88%
2016	146,442	15.33 to 15.40	$2,247,799	0.13%	1.00% to 1.50%	14.91% to 15.14%
CROCI US Portfolio
2020	11,523	14.62 to 14.81	$168,798	1.84%	1.15% to 1.65%	-13.59% to -13.42%
2019	15,670	16.92 to 17.10	$265,919	1.74%	1.15% to 1.35%	30.71% to 30.97%
2018	19,556	12.94 to 13.06	$253,619	2.31%	1.15% to 1.35%	-11.91% to -11.74%
2017	21,525	11.20 to 14.79	$316,728	1.12%	1.15% to 1.35%	20.81% to 21.06%
2016	23,732	12.16 to 12.22	$288,948	0.65%	1.00% to 1.50%	-5.90% to -5.71%
Eaton Vance Variable Trust
Floating Rate Income Portfolio
2020	1,453,639	10.64 to 11.99	$17,199,803	3.04%	1.15% to 1.65%	0.63% to 0.83%
2019	2,087,379	10.56 to 11.90	$24,554,913	4.27%	1.15% to 1.35%	5.64% to 5.86%
2018	2,114,685	9.98 to 11.24	$23,552,140	3.82%	1.15% to 1.35%	-1.42% to -1.22%
2017	1,856,159	10.12 to 11.38	$20,976,134	3.38%	1.15% to 1.35%	2.04% to 2.25%
2016	1,700,502	11.07 to 11.13	$18,840,585	3.28%	1.00% to 1.50%	7.48% to 7.70%
Large-Cap Value Portfolio
2017	—	—	$0	0.00%	1.15% to 1.35%	n/a
2016	47,061	15.90 to 15.98	$750,069	0.00%	1.00% to 1.50%	7.61% to 7.82%
Bond Initial Portfolio
2016	—	—	$0	4.69%	1.00% to 1.50%	n/a
Delaware Variable Insurance Portfolios
Total Return Portfolio
2020	25,528	13.14 to 13.31	$335,597	0.00%	1.15% to 1.65%	-0.45% to -0.25%
2019	31,194	13.20 to 13.34	$411,863	0.00%	1.15% to 1.35%	17.29% to 17.52%
2018	27,433	11.25 to 11.35	$308,840	0.00%	1.15% to 1.35%	-8.90% to -8.72%
2017	35,458	12.35 to 12.44	$438,039	0.00%	1.15% to 1.35%	10.26% to 10.48%
2016	34,523	11.20 to 11.26	$386,775	0.00%	1.00% to 1.50%	5.19% to 5.40%
International Portfolio
2020	77,015	14.60 to 14.79	$1,128,220	0.00%	1.15% to 1.65%	5.72% to 5.93%
2019	101,661	13.81 to 13.97	$1,408,252	0.80%	1.15% to 1.35%	23.23% to 23.48%
2018	102,830	11.21 to 11.31	$1,155,473	0.76%	1.15% to 1.35%	-13.34% to -13.17%
2017	86,661	12.94 to 13.02	$1,122,163	0.51%	1.15% to 1.35%	31.19% to 31.45%
2016	23,070	9.86 to 9.91	$228,048	0.92%	1.00% to 1.50%	-5.49% to -5.30%
Opportunity Portfolio
2020	778,559	13.01 to 14.83	$11,448,002	0.59%	1.15% to 1.65%	9.31% to 9.53%
2019	892,056	11.89 to 13.54	$11,982,424	1.33%	1.15% to 1.35%	28.37% to 28.62%
2018	1,000,414	9.25 to 10.52	$10,459,941	0.57%	1.15% to 1.35%	-16.52% to -16.36%
2017	1,113,124	11.07 to 12.58	$13,938,681	0.61%	1.15% to 1.35%	17.41% to 17.64%
2016	1,026,650	10.64 to 10.69	$10,950,110	0.38%	1.00% to 1.50%	6.80% to 7.02%
Covered Call Strategy Portfolio
2020	—	—	$0	5.69%	1.15% to 1.65%	n/a
2019	11,932	11.14 to 11.19	$133,172	1.04%	1.15% to 1.35%	19.74% to 19.98%
2018	11,254	9.30 to 9.33	$104,813	0.92%	1.15% to 1.35%	-11.20% to -11.02%
2017	2,960	10.48 to 10.48	$31,030	0.00%	1.15% to 1.35%	4.82% to 4.82%

82

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund
2020	397,095	10.45 to 16.62	$6,253,697	2.47%	1.15% to 1.65%	-6.32% to -6.13%
2019	417,788	11.15 to 17.70	$7,147,158	1.85%	1.15% to 1.35%	20.93% to 21.17%
2018	432,164	9.21 to 14.61	$6,165,205	2.55%	1.15% to 1.35%	-10.29% to -10.11%
2017	456,919	10.26 to 16.25	$7,290,214	2.41%	1.15% to 1.35%	6.90% to 7.11%
2016	407,247	15.10 to 15.18	$6,156,063	2.06%	1.00% to 1.50%	14.50% to 14.73%
Income Fund
2020	1,549,894	11.33 to 14.29	$21,672,079	5.55%	1.15% to 1.65%	-0.66% to -0.46%
2019	1,636,888	11.40 to 14.35	$23,159,363	5.26%	1.15% to 1.35%	14.50% to 14.73%
2018	1,573,866	9.94 to 12.51	$19,446,807	5.00%	1.15% to 1.35%	-5.59% to -5.40%
2017	1,609,697	10.52 to 13.22	$21,122,939	4.29%	1.15% to 1.35%	8.21% to 8.42%
2016	1,283,929	12.14 to 12.20	$15,598,217	4.75%	1.00% to 1.50%	12.49% to 12.72%
Global Bond Fund
2020	2,977,823	9.22 to 9.92	$29,210,565	8.18%	1.15% to 1.65%	-6.56% to -6.37%
2019	2,977,038	9.86 to 10.59	$31,244,957	6.93%	1.15% to 1.35%	0.64% to 0.85%
2018	2,817,880	9.78 to 10.50	$29,381,151	0.00%	1.15% to 1.35%	0.56% to 0.77%
2017	2,678,138	9.72 to 10.42	$27,761,595	0.00%	1.15% to 1.35%	0.56% to 0.76%
2016	2,456,441	10.30 to 10.35	$25,322,604	0.00%	1.00% to 1.50%	1.56% to 1.76%
Foreign Fund
2020	3,210,344	9.78 to 12.28	$36,392,804	2.97%	1.15% to 1.65%	-2.49% to -2.29%
2019	3,218,800	10.02 to 11.78	$37,432,029	1.69%	1.15% to 1.35%	11.02% to 11.24%
2018	3,118,506	9.01 to 10.59	$32,674,138	2.79%	1.15% to 1.35%	-16.58% to -16.41%
2017	2,912,676	10.80 to 12.67	$36,631,813	2.53%	1.15% to 1.35%	15.13% to 15.36%
2016	2,526,994	10.93 to 10.98	$27,653,297	1.86%	1.00% to 1.50%	5.74% to 5.95%
Developing Markets Fund
2020	264,790	13.34 to 14.41	$3,538,904	3.70%	1.15% to 1.65%	15.61% to 15.84%
2019	322,119	11.54 to 12.44	$3,721,215	0.98%	1.15% to 1.35%	25.00% to 25.25%
2018	379,649	9.23 to 9.94	$3,508,427	0.90%	1.15% to 1.35%	-16.93% to -16.76%
2017	388,010	11.11 to 11.95	$4,314,059	0.96%	1.15% to 1.35%	38.53% to 38.81%
2016	432,533	8.02 to 8.06	$3,469,945	0.82%	1.00% to 1.50%	15.87% to 16.10%
Mutual Global Discovery Fund
2020	396,053	10.43 to 15.32	$5,988,007	2.06%	1.15% to 1.65%	-5.75% to -5.56%
2019	440,990	11.06 to 16.22	$7,050,017	1.67%	1.15% to 1.35%	22.70% to 22.95%
2018	480,829	9.00 to 13.19	$6,229,211	2.51%	1.15% to 1.35%	-12.42% to -12.24%
2017	466,679	10.27 to 15.03	$6,911,351	1.98%	1.15% to 1.35%	7.15% to 7.36%
2016	393,100	13.93 to 14.00	$5,481,837	1.64%	1.00% to 1.50%	10.67% to 10.89%
Rising Dividends Fund
2020	861,597	12.29 to 26.01	$21,466,410	1.15%	1.15% to 1.65%	14.41% to 14.64%
2019	965,036	13.38 to 22.69	$21,134,814	1.24%	1.15% to 1.35%	27.50% to 27.75%
2018	957,635	10.49 to 17.76	$16,561,268	1.25%	1.15% to 1.35%	-6.35% to -6.17%
2017	889,587	11.19 to 18.92	$16,482,913	1.51%	1.15% to 1.35%	18.95% to 19.18%
2016	802,219	15.80 to 15.88	$12,689,207	1.37%	1.00% to 1.50%	14.49% to 14.72%
Ivy Variable Insurance Portfolios
Asset Strategy Portfolio
2020	258,496	13.89 to 15.48	$3,950,871	1.71%	1.15% to 1.65%	12.35% to 12.57%
2019	338,159	12.35 to 13.75	$4,602,673	2.12%	1.15% to 1.35%	20.15% to 20.39%
2018	372,092	10.27 to 11.42	$4,214,265	1.81%	1.15% to 1.35%	-6.71% to -6.53%
2017	440,494	11.00 to 12.22	$5,348,248	1.54%	1.15% to 1.35%	16.69% to 16.92%
2016	503,731	10.40 to 10.45	$5,242,709	0.59%	1.00% to 1.50%	-3.87% to -3.68%
Balanced Portfolio
2020	409,881	13.64 to 18.37	$7,454,825	1.39%	1.15% to 1.65%	12.58% to 12.81%
2019	493,778	12.11 to 16.29	$7,972,759	1.76%	1.15% to 1.35%	20.46% to 20.70%
2018	514,254	10.04 to 13.49	$6,889,458	1.73%	1.15% to 1.35%	-4.54% to -4.35%
2017	581,661	14.01 to 14.11	$8,161,913	1.53%	1.15% to 1.35%	9.88% to 10.10%
2016	634,134	12.75 to 12.81	$8,093,987	1.65%	1.00% to 1.50%	0.66% to 0.86%
Global Equity Income Portfolio
2020	61,052	17.83 to 18.06	$1,093,882	2.41%	1.15% to 1.65%	1.76% to 1.97%
2019	68,928	17.52 to 17.71	$1,212,070	2.84%	1.15% to 1.35%	21.50% to 21.74%
2018	74,837	14.42 to 14.55	$1,082,235	1.68%	1.15% to 1.35%	-12.87% to -12.69%
2017	79,487	16.55 to 16.66	$1,318,325	1.40%	1.15% to 1.35%	14.02% to 14.24%
2016	82,249	14.52 to 14.59	$1,195,551	1.18%	1.00% to 1.50%	5.52% to 5.73%

83

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Energy Portfolio
2020	217,485	3.60 to 4.20	$800,671	1.23%	1.15% to 1.65%	-37.69% to -37.56%
2019	249,990	5.78 to 6.73	$1,459,571	0.00%	1.15% to 1.35%	2.09% to 2.29%
2018	190,088	5.66 to 6.58	$1,082,284	0.00%	1.15% to 1.35%	-35.03% to -34.90%
2017	161,100	8.71 to 10.12	$1,410,594	0.62%	1.15% to 1.35%	-13.81% to -13.64%
2016	175,858	10.11 to 10.16	$1,779,688	0.12%	1.00% to 1.50%	32.75% to 33.01%
Global Bond Portfolio
2020	88,181	11.53 to 11.97	$1,044,085	3.21%	1.15% to 1.65%	6.70% to 6.91%
2019	98,473	10.80 to 11.20	$1,093,855	3.47%	1.15% to 1.35%	7.95% to 8.17%
2018	95,333	9.99 to 10.35	$981,104	2.91%	1.15% to 1.35%	-1.52% to -1.32%
2017	77,606	10.42 to 10.49	$811,142	2.59%	1.15% to 1.35%	2.87% to 3.08%
2016	71,482	10.13 to 10.18	$725,672	3.36%	1.00% to 1.50%	5.60% to 5.81%
Natural Resources Portfolio
2020	110,000	5.46 to 11.37	$638,931	1.75%	1.15% to 1.65%	-13.17% to -13.00%
2019	135,807	6.29 to 8.91	$858,039	0.86%	1.15% to 1.35%	7.99% to 8.20%
2018	105,251	5.82 to 8.24	$615,557	0.35%	1.15% to 1.35%	-24.27% to -24.11%
2017	117,999	7.69 to 10.87	$909,763	0.11%	1.15% to 1.35%	1.59% to 1.79%
2016	69,065	7.57 to 7.60	$522,924	0.64%	1.00% to 1.50%	22.15% to 22.39%
Growth Portfolio
2020	127,715	12.43 to 36.22	$4,364,019	0.00%	1.15% to 1.65%	28.79% to 29.05%
2019	127,516	15.60 to 28.07	$3,490,002	0.00%	1.15% to 1.35%	34.75% to 35.02%
2018	124,310	11.57 to 20.79	$2,540,547	0.04%	1.15% to 1.35%	0.90% to 1.11%
2017	129,658	20.42 to 20.56	$2,652,657	0.26%	1.15% to 1.35%	27.61% to 27.86%
2016	133,831	16.00 to 16.08	$2,144,618	0.02%	1.00% to 1.50%	-0.13% to 0.07%
High Income Portfolio
2020	1,094,364	11.37 to 13.03	$14,059,607	6.07%	1.15% to 1.65%	4.60% to 4.81%
2019	1,124,512	10.86 to 12.43	$13,827,906	7.36%	1.15% to 1.35%	9.70% to 9.92%
2018	1,130,464	9.89 to 11.31	$12,671,462	6.74%	1.15% to 1.35%	-3.43% to -3.24%
2017	1,236,981	10.23 to 11.69	$14,372,995	5.31%	1.15% to 1.35%	5.25% to 5.46%
2016	1,217,081	11.03 to 11.08	$13,439,253	7.44%	1.00% to 1.50%	14.63% to 14.86%
International Core Equity Portfolio
2020	532,325	11.10 to 14.93	$7,775,781	2.14%	1.15% to 1.65%	5.75% to 5.96%
2019	556,162	10.49 to 14.09	$7,688,531	1.54%	1.15% to 1.35%	17.10% to 17.34%
2018	531,206	8.95 to 12.01	$6,287,420	1.66%	1.15% to 1.35%	-18.92% to -18.76%
2017	445,061	11.03 to 14.78	$6,533,485	1.35%	1.15% to 1.35%	21.51% to 21.75%
2016	385,765	12.08 to 12.14	$4,670,742	1.27%	1.00% to 1.50%	-0.27% to -0.07%
Global Growth Portfolio
2020	45,228	15.35 to 20.48	$912,647	0.39%	1.15% to 1.65%	18.96% to 19.20%
2019	50,326	12.89 to 17.19	$853,071	0.61%	1.15% to 1.35%	24.24% to 24.49%
2018	45,540	10.36 to 13.80	$619,413	0.50%	1.15% to 1.35%	-7.53% to -7.35%
2017	52,970	11.20 to 14.90	$778,903	0.05%	1.15% to 1.35%	22.86% to 23.10%
2016	55,479	12.04 to 12.10	$669,188	0.23%	1.00% to 1.50%	-4.34% to -4.15%
Mid Cap Growth Portfolio
2020	407,452	13.97 to 33.33	$12,968,074	0.00%	1.15% to 1.65%	47.00% to 47.29%
2019	336,365	15.48 to 22.63	$7,345,062	0.00%	1.15% to 1.35%	36.09% to 36.36%
2018	317,576	11.37 to 16.59	$5,076,728	0.00%	1.15% to 1.35%	-1.41% to -1.21%
2017	184,153	11.52 to 16.80	$3,077,186	0.00%	1.15% to 1.35%	25.20% to 25.45%
2016	188,033	13.32 to 13.39	$2,511,391	0.00%	1.00% to 1.50%	4.69% to 4.90%
Science and Technology Portfolio
2020	450,131	13.71 to 39.53	$16,169,446	0.00%	1.15% to 1.65%	33.54% to 33.81%
2019	397,840	15.88 to 29.54	$11,002,776	0.00%	1.15% to 1.35%	47.48% to 47.78%
2018	352,721	10.75 to 19.99	$6,792,018	0.00%	1.15% to 1.35%	-6.51% to -6.32%
2017	281,262	11.49 to 21.34	$5,900,528	0.00%	1.15% to 1.35%	30.35% to 30.61%
2016	276,852	16.26 to 16.34	$4,507,672	0.00%	1.00% to 1.50%	0.18% to 0.38%
Small Cap Growth Portfolio
2020	286,578	13.99 to 25.08	$6,879,809	0.00%	1.15% to 1.65%	35.81% to 36.09%
2019	350,299	13.00 to 18.43	$6,262,869	0.00%	1.15% to 1.35%	21.71% to 21.96%
2018	288,571	10.67 to 15.11	$4,274,134	0.35%	1.15% to 1.35%	-5.41% to -5.22%
2017	194,088	11.27 to 15.94	$3,074,994	0.00%	1.15% to 1.35%	21.47% to 21.71%
2016	179,990	13.04 to 13.10	$2,349,692	0.00%	1.00% to 1.50%	1.53% to 1.74%

84

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Small Cap Core Portfolio
2020	575,131	12.46 to 22.55	$12,291,898	0.00%	1.15% to 1.65%	5.59% to 5.80%
2019	597,781	11.80 to 21.31	$12,108,958	0.00%	1.15% to 1.35%	22.66% to 22.91%
2018	586,335	9.61 to 17.34	$9,753,034	0.13%	1.15% to 1.35%	-11.69% to -11.52%
2017	541,759	10.88 to 19.60	$10,437,705	0.00%	1.15% to 1.35%	12.21% to 12.43%
2016	483,311	17.35 to 17.43	$8,394,405	0.35%	1.00% to 1.50%	27.15% to 27.40%
Lazard Retirement Series, Inc.
International Equity Portfolio
2020	79,835	12.13 to 14.85	$1,161,559	2.11%	1.15% to 1.65%	6.78% to 7.00%
2019	78,293	11.35 to 13.88	$1,066,624	0.36%	1.15% to 1.35%	19.38% to 19.62%
2018	70,375	11.50 to 11.60	$809,568	1.71%	1.15% to 1.35%	-15.07% to -14.90%
2017	65,805	11.17 to 13.63	$885,891	2.99%	1.15% to 1.35%	20.70% to 20.94%
2016	44,380	11.22 to 11.27	$498,073	1.41%	1.00% to 1.50%	-5.57% to -5.38%
Global Dynamic Multi Asset Portfolio
2020	89,617	11.88 to 15.37	$1,333,979	0.58%	1.15% to 1.65%	-0.55% to -0.35%
2019	95,029	11.93 to 15.42	$1,423,630	0.05%	1.15% to 1.35%	16.21% to 16.44%
2018	113,874	10.26 to 13.25	$1,480,104	1.29%	1.15% to 1.35%	-7.83% to -7.64%
2017	131,444	11.12 to 14.34	$1,875,157	0.00%	1.15% to 1.35%	18.92% to 19.15%
2016	150,612	11.98 to 12.04	$1,806,575	0.27%	1.00% to 1.50%	1.92% to 2.12%
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio
2020	102,341	11.58 to 14.34	$1,448,658	3.65%	1.15% to 1.65%	5.68% to 5.89%
2019	90,685	10.95 to 13.55	$1,216,548	5.73%	1.15% to 1.35%	12.48% to 12.71%
2018	62,143	9.72 to 12.02	$740,055	4.80%	1.15% to 1.35%	-5.46% to -5.27%
2017	59,840	12.60 to 12.69	$755,250	6.81%	1.15% to 1.35%	6.98% to 7.19%
2016	26,707	11.78 to 11.84	$314,704	5.41%	1.00% to 1.50%	13.81% to 14.04%
ClearBridge Variable Mid Cap Portfolio
2020	474,707	13.18 to 23.03	$10,335,598	0.04%	1.15% to 1.65%	13.56% to 13.78%
2019	465,165	12.06 to 20.24	$8,962,113	0.38%	1.15% to 1.35%	30.87% to 31.13%
2018	466,070	9.21 to 15.43	$6,854,418	0.23%	1.15% to 1.35%	-13.98% to -13.80%
2017	313,410	10.69 to 17.91	$5,378,396	0.23%	1.15% to 1.35%	11.04% to 11.27%
2016	181,020	16.01 to 16.09	$2,901,900	0.31%	1.00% to 1.50%	7.65% to 7.86%
ClearBridge Variable Dividend Strategy Portfolio
2020	1,361,021	11.89 to 22.61	$30,049,701	1.24%	1.15% to 1.65%	6.05% to 6.26%
2019	1,081,566	13.57 to 21.27	$22,541,018	1.28%	1.15% to 1.35%	29.65% to 29.91%
2018	658,506	10.46 to 16.38	$10,619,124	1.49%	1.15% to 1.35%	-6.28% to -6.09%
2017	662,445	11.15 to 17.44	$11,393,886	1.71%	1.15% to 1.35%	17.42% to 17.65%
2016	354,854	14.75 to 14.82	$5,241,368	1.78%	1.00% to 1.50%	13.24% to 13.47%
ClearBridge Variable Small Cap Growth Portfolio
2020	177,253	14.24 to 32.08	$5,195,487	0.00%	1.15% to 1.65%	40.99% to 41.27%
2019	193,412	14.51 to 22.70	$4,103,400	0.00%	1.15% to 1.35%	24.86% to 25.11%
2018	185,364	11.61 to 18.15	$3,162,135	0.00%	1.15% to 1.35%	1.82% to 2.02%
2017	134,260	11.39 to 17.79	$2,265,491	0.00%	1.15% to 1.35%	22.25% to 22.50%
2016	84,481	14.45 to 14.52	$1,221,861	0.00%	1.00% to 1.50%	4.12% to 4.33%
ClearBridge Variable Aggressive Growth Portfolio
2020	72,627	13.57 to 13.74	$988,742	0.49%	1.15% to 1.65%	16.15% to 16.38%
2019	93,426	11.67 to 11.80	$1,094,690	0.77%	1.15% to 1.35%	23.07% to 23.32%
2018	93,311	9.47 to 9.57	$887,811	0.53%	1.15% to 1.35%	-9.80% to -9.62%
2017	51,539	10.49 to 10.59	$543,603	0.25%	1.15% to 1.35%	14.44% to 14.66%
2016	60,450	9.21 to 9.24	$557,403	0.68%	1.00% to 1.50%	-0.42% to -0.22%
Western Asset Variable Core Bond Plus Portfolio
2020	6,118,744	10.55 to 12.15	$73,589,537	1.86%	1.15% to 1.65%	7.59% to 7.80%
2019	6,142,269	10.90 to 11.27	$68,641,263	4.58%	1.15% to 1.35%	10.32% to 10.54%
2018	5,466,343	9.87 to 10.19	$55,352,016	4.03%	1.15% to 1.35%	-3.95% to -3.76%
2017	3,804,443	10.27 to 10.59	$40,107,702	4.66%	1.15% to 1.35%	4.28% to 4.49%
2016	1,881,488	10.11 to 10.14	$19,033,799	3.03%	1.00% to 1.50%	2.78% to 2.98%
ClearBridge Variable Large Cap Growth Portfolio
2020	1,060,091	12.65 to 18.12	$19,100,602	0.02%	1.15% to 1.65%	28.66% to 28.92%
2019	1,029,471	13.99 to 14.05	$14,416,052	0.16%	1.15% to 1.35%	30.07% to 30.33%
2018	797,763	10.75 to 10.78	$8,584,085	0.20%	1.15% to 1.35%	-1.57% to -1.37%
2017	331,712	10.92 to 10.93	$3,624,472	0.25%	1.15% to 1.35%	9.24% to 9.33%

85

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
QS Legg Mason Partners Variable Income Trust
Dynamic Multi Strategy VIT Portfolio
2020	33,892	11.95 to 12.11	$405,881	1.59%	1.15% to 1.65%	-9.55% to -9.37%
2019	32,498	13.21 to 13.36	$430,218	2.04%	1.15% to 1.35%	13.96% to 14.19%
2018	36,407	11.59 to 11.70	$422,692	1.61%	1.15% to 1.35%	-8.50% to -8.32%
2017	36,766	12.67 to 12.76	$466,372	1.19%	1.15% to 1.35%	12.29% to 12.52%
2016	42,379	11.28 to 11.34	$478,564	0.89%	1.00% to 1.50%	-1.81% to -1.61%
Pioneer Variable Contracts Trust
Fund Portfolio
2020	29,118	28.04 to 28.41	$821,287	0.45%	1.15% to 1.65%	22.29% to 22.54%
2019	29,909	22.93 to 23.18	$688,984	0.75%	1.15% to 1.35%	29.27% to 29.53%
2018	32,752	17.74 to 17.90	$582,979	0.81%	1.15% to 1.35%	-3.06% to -2.87%
2017	39,852	18.30 to 18.43	$730,502	1.24%	1.15% to 1.35%	19.73% to 19.97%
2016	29,422	15.28 to 15.36	$449,977	1.58%	1.00% to 1.50%	8.15% to 8.36%
Bond Portfolio
2020	3,942,638	10.73 to 12.82	$49,841,041	2.72%	1.15% to 1.65%	6.97% to 7.18%
2019	3,923,827	10.67 to 11.96	$46,394,735	3.03%	1.15% to 1.35%	7.43% to 7.64%
2018	3,700,802	9.92 to 11.11	$40,731,920	3.08%	1.15% to 1.35%	-2.33% to -2.13%
2017	3,303,690	10.15 to 11.35	$37,259,655	2.57%	1.15% to 1.35%	2.26% to 2.46%
2016	2,639,090	11.03 to 11.08	$29,147,631	2.51%	1.00% to 1.50%	2.53% to 2.73%
Strategic Income Portfolio
2020	1,079,626	11.31 to 12.85	$13,675,201	3.14%	1.15% to 1.65%	5.93% to 6.14%
2019	1,105,598	10.66 to 12.11	$13,237,496	3.06%	1.15% to 1.35%	8.05% to 8.26%
2018	1,079,709	9.86 to 11.19	$11,954,464	3.03%	1.15% to 1.35%	-3.26% to -3.06%
2017	1,054,538	10.18 to 11.54	$12,081,157	3.32%	1.15% to 1.35%	3.34% to 3.55%
2016	838,274	11.09 to 11.14	$9,306,527	3.24%	1.00% to 1.50%	5.88% to 6.10%
Equity Income Portfolio
2020	638,005	11.62 to 21.30	$12,659,788	2.13%	1.15% to 1.65%	-1.61% to -1.41%
2019	683,277	12.34 to 21.61	$13,842,968	2.46%	1.15% to 1.35%	23.55% to 23.80%
2018	614,602	9.98 to 17.45	$10,079,474	2.41%	1.15% to 1.35%	-10.00% to -9.82%
2017	455,042	11.08 to 19.35	$8,561,884	1.50%	1.15% to 1.35%	13.64% to 13.86%
2016	259,241	16.91 to 17.00	$4,390,812	1.91%	1.00% to 1.50%	17.92% to 18.16%
High Yield Portfolio
2020	74,351	13.87 to 14.05	$1,033,879	4.56%	1.15% to 1.65%	0.61% to 0.81%
2019	89,051	13.79 to 13.94	$1,231,954	4.69%	1.15% to 1.35%	12.75% to 12.98%
2018	97,997	12.23 to 12.34	$1,201,429	4.50%	1.15% to 1.35%	-5.24% to -5.05%
2017	112,617	10.22 to 13.00	$1,455,901	4.21%	1.15% to 1.35%	5.57% to 5.79%
2016	120,292	12.23 to 12.28	$1,472,228	5.91%	1.00% to 1.50%	12.24% to 12.47%
Prudential Series Funds
Jennison 20/20 Focus Portfolio
2020	18,436	26.33 to 26.33	$485,480	0.00%	1.15% to 1.65%	28.66% to 28.66%
2019	19,300	20.47 to 20.47	$395,034	0.00%	1.15% to 1.35%	26.68% to 26.68%
2018	17,915	16.16 to 16.16	$289,459	0.00%	1.15% to 1.35%	-6.99% to -6.99%
2017	22,159	17.37 to 17.37	$384,968	0.00%	1.15% to 1.35%	28.01% to 28.01%
2016	31,278	13.57 to 13.57	$424,475	0.00%	1.00% to 1.50%	-0.13% to -0.13%
Natural Resources Portfolio
2020	94,469	5.88 to 10.47	$564,254	0.00%	1.15% to 1.65%	10.31% to 10.53%
2019	165,596	5.33 to 9.47	$890,071	0.00%	1.15% to 1.35%	8.78% to 8.99%
2018	102,833	4.90 to 8.70	$512,795	0.00%	1.15% to 1.35%	-19.52% to -19.36%
2017	131,552	6.09 to 10.79	$811,491	0.00%	1.15% to 1.35%	-1.86% to -1.67%
2016	124,593	6.21 to 6.24	$774,486	0.00%	1.00% to 1.50%	23.15% to 23.39%
SP Prudential US Emerging Growth Portfolio
2020	9,236	29.20 to 29.58	$270,641	0.00%	1.15% to 1.65%	44.92% to 45.22%
2019	18,290	20.15 to 20.37	$370,390	0.00%	1.15% to 1.35%	35.32% to 35.59%
2018	28,107	14.89 to 15.02	$419,675	0.00%	1.15% to 1.35%	-9.41% to -9.23%
2017	25,997	16.44 to 16.55	$428,302	0.00%	1.15% to 1.35%	20.31% to 20.55%
2016	28,099	13.66 to 13.73	$384,418	0.00%	1.00% to 1.50%	2.42% to 2.62%
Royce Capital Fund
Micro-Cap Portfolio
2020	27,087	14.21 to 14.39	$387,137	0.00%	1.15% to 1.65%	21.89% to 22.14%
2019	40,448	11.65 to 11.78	$473,354	0.00%	1.15% to 1.35%	17.64% to 17.87%
2018	44,262	9.91 to 10.00	$439,782	0.00%	1.15% to 1.35%	-10.51% to -10.33%
2017	46,074	10.44 to 11.15	$511,189	0.55%	1.15% to 1.35%	3.61% to 3.82%
2016	44,814	10.68 to 10.74	$479,544	0.51%	1.00% to 1.50%	17.77% to 18.01%

86

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Small Cap Portfolio
2020	557,863	10.31 to 14.33	$7,891,351	0.70%	1.15% to 1.65%	-8.57% to -8.39%
2019	574,363	11.26 to 15.64	$8,893,239	0.42%	1.15% to 1.35%	16.85% to 17.08%
2018	624,142	9.63 to 13.36	$8,283,097	0.32%	1.15% to 1.35%	-9.73% to -9.55%
2017	678,945	14.67 to 14.77	$9,979,307	0.79%	1.15% to 1.35%	3.69% to 3.90%
2016	678,690	14.14 to 14.21	$9,614,439	1.70%	1.00% to 1.50%	18.92% to 19.16%
Alps Fund
Alerian Energy Infrastructure Portfolio
2020	272,475	5.57 to 10.43	$1,604,648	2.67%	1.15% to 1.65%	-26.14% to -25.99%
2019	229,608	7.54 to 9.27	$1,759,551	1.69%	1.15% to 1.35%	18.80% to 19.04%
2018	242,372	6.35 to 7.80	$1,546,879	1.83%	1.15% to 1.35%	-20.05% to -19.89%
2017	255,279	7.94 to 9.74	$2,035,885	2.02%	1.15% to 1.35%	-2.17% to -1.97%
2016	214,149	8.12 to 8.16	$1,742,373	2.55%	1.00% to 1.50%	38.91% to 39.19%
Red Rocks Global Opportunity Portfolio
2020	111,263	14.27 to 15.52	$1,697,631	10.68%	1.15% to 1.65%	7.78% to 8.00%
2019	111,694	13.23 to 14.37	$1,583,062	0.00%	1.15% to 1.35%	37.96% to 38.24%
2018	114,555	9.58 to 10.39	$1,177,653	5.29%	1.15% to 1.35%	-13.71% to -13.54%
2017	132,509	11.09 to 12.02	$1,584,399	3.76%	1.15% to 1.35%	23.29% to 23.53%
2016	31,067	9.70 to 9.73	$301,600	0.89%	1.00% to 1.50%	6.52% to 6.74%
American Funds IS
Asset Allocation Fund
2020	6,004,701	11.50 to 15.64	$88,570,731	1.49%	1.15% to 1.65%	10.65% to 10.87%
2019	4,963,246	12.13 to 14.10	$67,128,532	1.88%	1.15% to 1.35%	19.30% to 19.54%
2018	3,553,526	10.16 to 11.80	$41,272,047	1.66%	1.15% to 1.35%	-6.12% to -5.93%
2017	2,854,380	10.81 to 12.54	$35,466,015	1.60%	1.15% to 1.35%	14.36% to 14.59%
2016	1,757,313	10.89 to 10.94	$19,162,946	1.76%	1.00% to 1.50%	7.70% to 7.92%
Blue Chip Income and Growth Fund
2020	2,417,351	11.40 to 15.75	$36,024,945	1.46%	1.15% to 1.65%	7.01% to 7.23%
2019	2,386,962	10.64 to 14.68	$33,582,903	1.99%	1.15% to 1.35%	19.41% to 19.65%
2018	2,058,862	8.91 to 12.27	$24,755,085	2.09%	1.15% to 1.35%	-10.15% to -9.97%
2017	1,617,244	11.13 to 13.63	$21,744,911	2.12%	1.15% to 1.35%	15.14% to 15.37%
2016	1,191,707	11.76 to 11.82	$14,030,863	2.32%	1.00% to 1.50%	16.91% to 17.14%
Ultra-Short Bond Fund
2020	2,435,388	9.26 to 9.79	$22,701,543	0.25%	1.15% to 1.65%	-1.59% to -1.40%
2019	1,167,783	9.41 to 9.93	$11,045,280	1.66%	1.15% to 1.35%	0.04% to 0.24%
2018	1,173,610	9.41 to 9.92	$11,075,480	0.82%	1.15% to 1.35%	-0.23% to -0.02%
2017	1,347,923	9.43 to 9.93	$12,736,983	0.07%	1.15% to 1.35%	-1.18% to -0.98%
2016	1,342,304	9.54 to 9.59	$12,826,412	0.00%	1.00% to 1.50%	-1.78% to -1.59%
Capital Income Builder Fund
2020	1,419,418	11.64 to 11.90	$16,723,670	2.52%	1.15% to 1.65%	2.71% to 2.92%
2019	1,503,121	11.32 to 11.56	$17,233,347	2.68%	1.15% to 1.35%	16.04% to 16.27%
2018	1,391,166	9.74 to 9.94	$13,739,071	2.72%	1.15% to 1.35%	-8.50% to -8.32%
2017	1,175,195	10.64 to 10.85	$12,674,558	2.67%	1.15% to 1.35%	11.14% to 11.36%
2016	809,445	9.69 to 9.74	$7,856,367	3.18%	1.00% to 1.50%	2.39% to 2.60%
Global Growth Fund
2020	960,028	13.10 to 20.76	$18,882,735	0.13%	1.15% to 1.65%	28.42% to 28.67%
2019	762,115	13.60 to 16.13	$11,989,570	1.05%	1.15% to 1.35%	33.07% to 33.33%
2018	581,969	10.21 to 12.10	$6,906,376	0.63%	1.15% to 1.35%	-10.46% to -10.28%
2017	402,383	11.39 to 13.48	$5,351,879	0.68%	1.15% to 1.35%	29.36% to 29.62%
2016	263,246	10.35 to 10.40	$2,729,142	0.75%	1.00% to 1.50%	-0.98% to -0.78%
Global Growth and Income Fund
2020	969,706	12.58 to 15.68	$14,909,631	1.05%	1.15% to 1.65%	7.09% to 7.30%
2019	798,022	13.04 to 14.61	$11,434,351	1.85%	1.15% to 1.35%	28.98% to 29.24%
2018	788,349	10.10 to 11.30	$8,809,205	1.78%	1.15% to 1.35%	-11.10% to -10.93%
2017	567,275	11.35 to 12.69	$7,127,276	2.60%	1.15% to 1.35%	24.14% to 24.39%
2016	407,304	10.15 to 10.20	$4,141,736	2.16%	1.00% to 1.50%	5.60% to 5.81%
Global Small Capitalization Fund
2020	336,465	13.96 to 17.61	$5,852,838	0.10%	1.15% to 1.65%	27.65% to 27.91%
2019	341,552	12.91 to 13.77	$4,652,407	0.01%	1.15% to 1.35%	29.48% to 29.74%
2018	289,207	9.96 to 10.61	$3,041,269	0.02%	1.15% to 1.35%	-12.01% to -11.83%
2017	209,334	11.31 to 12.04	$2,497,720	0.37%	1.15% to 1.35%	23.94% to 24.19%
2016	140,116	9.65 to 9.69	$1,355,137	0.08%	1.00% to 1.50%	0.48% to 0.68%

87

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Growth Fund
2020	1,663,314	14.25 to 28.11	$44,819,781	0.20%	1.15% to 1.65%	49.68% to 49.98%
2019	1,654,362	14.29 to 18.75	$29,881,613	0.59%	1.15% to 1.35%	28.69% to 28.95%
2018	1,508,344	11.10 to 14.54	$21,307,468	0.30%	1.15% to 1.35%	-1.85% to -1.65%
2017	1,103,029	11.29 to 14.78	$15,869,916	0.53%	1.15% to 1.35%	26.27% to 26.53%
2016	603,340	11.63 to 11.68	$7,025,261	0.63%	1.00% to 1.50%	7.75% to 7.97%
Growth-Income Fund
2020	2,356,953	11.95 to 18.31	$41,994,585	1.11%	1.15% to 1.65%	11.73% to 11.95%
2019	2,283,141	13.49 to 16.35	$36,495,223	1.61%	1.15% to 1.35%	24.17% to 24.42%
2018	1,915,078	10.86 to 13.14	$24,681,484	1.46%	1.15% to 1.35%	-3.38% to -3.18%
2017	1,426,572	11.22 to 13.58	$19,064,147	1.52%	1.15% to 1.35%	20.44% to 20.68%
2016	912,448	11.19 to 11.25	$10,231,418	1.54%	1.00% to 1.50%	9.76% to 9.98%
International Fund
2020	642,754	13.34 to 13.70	$8,717,502	0.41%	1.15% to 1.65%	12.13% to 12.36%
2019	645,003	11.92 to 12.19	$7,796,962	1.31%	1.15% to 1.35%	21.02% to 21.27%
2018	621,781	9.84 to 10.05	$6,210,405	1.87%	1.15% to 1.35%	-14.58% to -14.40%
2017	417,580	11.51 to 11.74	$4,880,259	1.56%	1.15% to 1.35%	30.13% to 30.39%
2016	238,483	8.96 to 9.01	$2,143,281	1.42%	1.00% to 1.50%	1.83% to 2.04%
International Growth and Income Fund
2020	640,891	11.54 to 12.83	$7,449,803	1.17%	1.15% to 1.65%	4.31% to 4.52%
2019	618,116	11.06 to 11.83	$6,885,708	2.48%	1.15% to 1.35%	20.82% to 21.06%
2018	531,031	9.16 to 9.78	$4,886,791	2.53%	1.15% to 1.35%	-12.65% to -12.48%
2017	353,383	10.48 to 11.18	$3,723,128	2.50%	1.15% to 1.35%	23.05% to 23.30%
2016	223,673	8.52 to 8.56	$1,907,815	2.77%	1.00% to 1.50%	-0.18% to 0.02%
New World Fund
2020	2,532,532	13.72 to 14.87	$36,511,158	0.04%	1.15% to 1.65%	21.64% to 21.88%
2019	2,582,959	11.78 to 12.21	$30,590,094	0.80%	1.15% to 1.35%	27.09% to 27.34%
2018	2,403,071	9.27 to 9.59	$22,371,637	0.76%	1.15% to 1.35%	-15.41% to -15.24%
2017	1,902,356	10.96 to 11.32	$20,915,092	0.90%	1.15% to 1.35%	27.33% to 27.59%
2016	1,383,251	8.60 to 8.65	$11,927,318	0.70%	1.00% to 1.50%	3.63% to 3.84%
U.S. Government/AAA-Rated Securities Fund
2020	3,117,013	10.04 to 11.28	$34,858,071	2.24%	1.15% to 1.65%	8.01% to 8.23%
2019	1,397,204	10.22 to 10.42	$14,512,239	2.15%	1.15% to 1.35%	3.73% to 3.94%
2018	1,000,237	9.85 to 10.02	$9,996,749	1.25%	1.15% to 1.35%	-0.85% to -0.65%
2017	866,874	9.92 to 10.09	$8,709,523	1.10%	1.15% to 1.35%	-0.08% to 0.12%
2016	768,717	10.03 to 10.08	$7,730,632	1.33%	1.00% to 1.50%	-0.36% to -0.16%
Invesco Oppenheimer
Total Return Bond Fund
2020	329,083	11.56 to 12.08	$3,936,503	3.07%	1.15% to 1.65%	7.96% to 8.17%
2019	225,425	10.70 to 11.17	$2,497,124	2.74%	1.15% to 1.35%	7.79% to 8.00%
2018	134,424	9.92 to 10.34	$1,381,911	3.07%	1.15% to 1.35%	-2.64% to -2.45%
2017	141,166	10.18 to 10.60	$1,489,489	2.13%	1.15% to 1.35%	2.98% to 3.19%
2016	183,899	10.23 to 10.28	$1,883,268	3.87%	1.00% to 1.50%	1.67% to 1.87%
Discovery Mid Cap Growth Fund
2020	167,268	13.48 to 24.92	$3,961,727	0.00%	1.15% to 1.65%	38.36% to 38.63%
2019	144,894	14.57 to 17.98	$2,537,512	0.00%	1.15% to 1.35%	37.15% to 37.42%
2018	93,983	10.61 to 13.08	$1,200,322	0.00%	1.15% to 1.35%	-7.57% to -7.38%
2017	78,421	11.47 to 14.12	$1,081,791	0.00%	1.15% to 1.35%	26.74% to 26.99%
2016	69,024	11.07 to 11.12	$765,062	0.00%	1.00% to 1.50%	0.71% to 0.91%
Global Multi-Alternatives Fund
2019	—	—	$0	1.96%	1.15% to 1.35%	n/a
2018	9,705	8.91 to 8.99	$87,065	0.68%	1.15% to 1.35%	-4.61% to -4.42%
2017	9,680	9.34 to 9.41	$90,846	0.45%	1.15% to 1.35%	-1.15% to -0.95%
2016	25,872	9.45 to 9.50	$244,847	1.38%	1.00% to 1.50%	2.10% to 2.30%
Global Fund
2020	317,456	13.41 to 18.71	$5,816,026	0.40%	1.15% to 1.65%	25.63% to 25.88%
2019	344,196	13.00 to 14.86	$5,016,048	0.66%	1.15% to 1.35%	29.69% to 29.95%
2018	331,573	10.01 to 11.44	$3,736,216	0.82%	1.15% to 1.35%	-14.56% to -14.39%
2017	314,034	11.70 to 13.36	$4,168,595	0.54%	1.15% to 1.35%	34.50% to 34.77%
2016	101,878	9.86 to 9.91	$1,006,775	0.79%	1.00% to 1.50%	-1.50% to -1.30%

88

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
International Growth Fund
2020	1,158,924	13.06 to 13.65	$15,661,018	0.62%	1.15% to 1.65%	19.41% to 19.65%
2019	1,012,466	11.19 to 11.41	$11,452,452	0.64%	1.15% to 1.35%	26.24% to 26.49%
2018	701,888	8.86 to 9.02	$6,284,910	0.63%	1.15% to 1.35%	-20.64% to -20.48%
2017	321,075	11.15 to 11.34	$3,621,877	0.70%	1.15% to 1.35%	24.75% to 25.00%
2016	127,654	9.03 to 9.07	$1,154,655	0.92%	1.00% to 1.50%	-4.02% to -3.83%
Main Street Fund
2020	599,106	12.16 to 17.74	$9,305,031	1.03%	1.15% to 1.65%	12.16% to 12.39%
2019	678,260	11.64 to 15.78	$9,695,219	0.75%	1.15% to 1.35%	29.97% to 30.23%
2018	441,279	8.94 to 12.12	$5,103,092	0.94%	1.15% to 1.35%	-9.34% to -9.15%
2017	303,919	10.78 to 13.34	$3,992,486	1.01%	1.15% to 1.35%	15.08% to 15.31%
2016	173,754	11.51 to 11.57	$2,003,711	0.90%	1.00% to 1.50%	9.81% to 10.03%
Main Street Small Cap Fund
2020	317,905	13.69 to 17.30	$5,299,345	0.31%	1.15% to 1.65%	18.03% to 18.26%
2019	351,560	11.68 to 14.63	$4,988,917	0.00%	1.15% to 1.35%	24.44% to 24.69%
2018	311,009	9.38 to 11.73	$3,567,016	0.07%	1.15% to 1.35%	-11.75% to -11.57%
2017	273,894	10.62 to 13.26	$3,591,491	0.60%	1.15% to 1.35%	12.39% to 12.61%
2016	202,405	11.72 to 11.78	$2,378,265	0.24%	1.00% to 1.50%	16.09% to 16.33%
Transparent Value VI
Directional Allocation Portfolio
2016	—	—	$0	0.00%	1.00% to 1.50%	n/a
T. Rowe Price
Blue Chip Growth Portfolio
2020	2,532,772	12.62 to 22.49	$55,679,399	0.00%	1.15% to 1.65%	32.12% to 32.38%
2019	2,495,804	15.03 to 16.99	$41,710,940	0.00%	1.15% to 1.35%	27.84% to 28.10%
2018	1,899,467	11.75 to 13.26	$24,860,206	0.00%	1.15% to 1.35%	0.28% to 0.48%
2017	1,239,795	11.70 to 13.20	$16,205,947	0.00%	1.15% to 1.35%	34.01% to 34.28%
2016	556,025	9.80 to 9.83	$5,455,076	0.00%	1.00% to 1.50%	-0.81% to -0.61%
Health Sciences Portfolio
2020	1,456,738	12.30 to 17.87	$23,872,615	0.00%	1.15% to 1.65%	27.53% to 27.79%
2019	1,244,908	12.68 to 13.99	$15,981,066	0.00%	1.15% to 1.35%	26.91% to 27.16%
2018	998,792	10.00 to 11.01	$10,053,170	0.00%	1.15% to 1.35%	-0.50% to -0.30%
2017	710,023	10.05 to 11.05	$7,168,782	0.00%	1.15% to 1.35%	25.60% to 25.86%
2016	380,909	8.00 to 8.02	$3,048,925	0.00%	1.00% to 1.50%	-11.91% to -11.74%
John Hancock Variable Insurance Trust
Financial Industries Portfolio
2020	71,200	10.91 to 10.96	$778,002	1.12%	1.15% to 1.65%	0.61% to 0.82%
2019	46,129	10.84 to 10.88	$500,705	4.14%	1.15% to 1.35%	29.75% to 30.01%
2018	17,208	8.35 to 8.37	$143,851	0.76%	1.15% to 1.35%	-16.46% to -16.35%
Fundamental All Cap Core Portfolio
2020	6,560	14.70 to 14.74	$96,473	0.18%	1.15% to 1.65%	24.95% to 25.07%
2019	6,566	11.77 to 11.79	$77,274	0.28%	1.15% to 1.35%	34.36% to 34.49%
2018	5,611	8.76 to 8.76	$49,138	0.03%	1.15% to 1.35%	-12.42% to -12.42%
Select Bond Portfolio
2020	27,255	11.61 to 11.67	$317,121	3.30%	1.15% to 1.65%	7.39% to 7.61%
2019	14,697	10.81 to 10.85	$159,157	4.16%	1.15% to 1.35%	7.27% to 7.49%
2018	385	10.08 to 10.09	$3,876	3.83%	1.15% to 1.35%	0.80% to 0.94%
Strategic Income Opportunities Portfolio
2020	40,279	10.91 to 11.14	$446,640	1.75%	1.15% to 1.65%	6.91% to 7.12%
2019	27,218	10.37 to 10.40	$282,324	3.43%	1.15% to 1.35%	9.27% to 9.48%
2018	9,090	9.49 to 9.50	$86,302	3.92%	1.15% to 1.35%	-5.10% to -4.98%
Federated Hermes
High Income Bond Portfolio
2020	39,064	10.79 to 10.83	$422,194	7.23%	1.15% to 1.65%	4.04% to 4.25%
2019	33,419	10.37 to 10.38	$346,785	0.00%	1.15% to 1.35%	3.74% to 3.81%
Kaufmann Portfolio
2020	296,261	11.99 to 13.88	$4,080,488	0.00%	1.15% to 1.65%	26.76% to 27.01%
2019	67,817	10.91 to 10.92	$740,188	0.00%	1.15% to 1.35%	9.10% to 9.25%
Managed Volatility Portfolio
2020	6,463	10.64 to 10.67	$68,794	2.50%	1.15% to 1.65%	-0.65% to -0.45%
2019	2,425	10.71 to 10.72	$25,983	0.00%	1.15% to 1.35%	7.08% to 7.23%

89

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

*

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the portfolio, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income is affected by the timing of the declaration of dividends.

**

The Expense Ratio represents the annualized contract expenses of each portfolio within the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***

The Total Return is calculated as the change in the unit value of the underlying portfolio and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For newly introduced portfolios, the total return for the first year is calculated as the percentage change from inception to the end of the period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

6.	Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, as amended (the Code), a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a life insurance policy for federal tax purposes for any period for which the investment of the segregated asset account, on which the policy is based, are not adequately diversified. The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbour test or diversification requirements set forth in regulations issued by the Secretary of the Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. Midland National Life believes, based on assurances from the Funds, that the Separate Account C satisfies the current requirements of the regulations.

90

Part C

OTHER INFORMATION

Item 27. Exhibits

(a)	Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (2)

(b)	Not Applicable

(c)	(1) Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company (20)

(2)	Registered Representative Contract (8)

(d)	(1) Form of Registered Index-Linked and Variable Annuity Contract (20)

(e)	Application for Registered Index-Linked and Variable Annuity Contract (20)

(f)	(1) Articles of Incorporation of Midland National Life Insurance Company (2)

(2)	By-laws of Midland National Life Insurance Company (2)

(g)	Not Applicable

(h)	(1) Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II. (5)

(2)	Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. (1)

(3)	Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III. (6)

(4)	Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III. (3)

(5)	Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (4)

(6)	Rule 22c-2 Agreement between Midland National Life Insurance Company Calvert Distributors, Inc. (7)

(7)	SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (7)

(8)	SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (7)

(9)	Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc. (7)

(10)	Participation agreement between Midland National Life Insurance Company and BlackRock. (9)

(11)	Participation agreement between Midland National Life Insurance Company and DWS. (9)

(12)	Participation agreement between Midland National Life Insurance Company and Eaton Vance. (9)

(13)	Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(14)	Amendment to Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(15)	Participation agreement between Midland National Life Insurance Company and Ivy Funds. (9)

(16)	Participation agreement between Midland National Life Insurance Company and Legg Mason. (9)

(17)	Participation agreement between Midland National Life Insurance Company and Pioneer Funds. (9)

(18)	Participation agreement between Midland National Life Insurance Company and Prudential. (9)

(19)	Participation agreement between Midland National Life Insurance Company and Royce Funds. (9)

(20)	Amendment to Participation agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (9)

(21)	Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (9)

(22)	Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc. (9)

(23)	Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (9)

(24)	Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC. (9)

(25)	Participation Agreement between Midland National Life Insurance Company and Rydex Distributors LLC. (9)

(26)	Participation Agreement between Midland National Life Insurance Company and AllianceBernstein. (10)

(27)	Amendment to Participation Agreement between Midland National Life Insurance Company and American Century. (10)

(28)	Participation Agreement Amended and Restated between Midland National Life Insurance Company and DWS. (10)

(29)	Participation Agreement between Midland National Life Insurance Company and Lazard. (10)

(30)	Participation Agreement between Midland National Life Insurance Company and Lord Abbett. (10)

(31)	Amendment to Participation Agreement between Midland National Life Insurance Company and Northern Lights Variable Trust. (10)

(32)	Amendment to Participation Agreement between Midland National Life Insurance Company and Van Eck. (10)

(33)	Amendment to the Participation Agreement between Midland National Life Insurance Company, American Century Investment Services, Inc. and American Century Investment Management, Inc. (11)

(34)	Summary Prospectus Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (11)

(35)	Amendment to the Participation Agreement between Midland National Life Insurance Company and Janus Aspen Series. (11)

(36)	Amendment to the Participation Agreement between Midland National Life Insurance Company, The Alger American Portfolios and Fred Alger & Company, Incorporated. (12)

(37)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (12)

(38)

Amendment to the Participation Agreement between Midland National Life Insurance Company, DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investment Distributors, Inc. and Deutsche Investment Management Americas Inc. (12)

(39)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc. (12)

(40)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, Lazard Asset Management Securities LLC and Lazard Retirement Series, LLC. (12)

(41)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (12)

(42)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC. (12)

(43)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Northern Lights Variable Trust and Northern Lights Distributors, LLC. (12)

(44)	Amendment to the Participation Agreement between Midland National Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC. (12)

(45)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributors, Inc. (12)

(46)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Royce Capital Fund and Royce Fund Services, Inc. (12)

(47)	Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation (13)

(48)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(49)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(50)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Series Trust II, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(51)	Participation Agreement between Midland National Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLC and Columbia Management Investment Distributors, Inc. (13)

(52)	Participation Agreement between Midland National Life Insurance Company, ALPS Variable Investment Trust, ALPS Advisors, Inc and ALPS Portfolio Solutions Distributor, Inc. (14)

(53)

Participation Agreement between Midland National Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series. (14)

(54)	Participation Agreement between Midland National Life Insurance Company, Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. (14)

(55)

Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC., Transparent Value Trust, Guggenheim Partners Investment Management, LLC, and ALPS Distributors, Inc. (14)

(56)	Amendment to the Participation Agreement between Midland National Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Investments, LLC. (14)

(57)	Amendment to the Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation. (14)

(58)	Participation Agreement between Midland National Life Insurance Company and T. Rowe Price. (15)

(59)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (15)

(60)	Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, John Hancock Variable Insurance Trust and John Hancock Distributors, LLC (17)

(61)	Participation Agreement between Midland National Life Insurance Company, Federated Insurance Series and Federated Securities Corp. (18)

(k)	(1) Opinion and Consent of Counsel (20)

(2)	Power of Attorney (20)

(l)	(1) Consent of Independent Registered Public Accounting Firm (20)

(m)	Not Applicable

(n)	Not Applicable

(o)	Not Applicable

1.	Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 on April 23, 1997 (File No. 333-14061)
2.	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016)
3.	Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)
4.	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)
5.	Incorporated herein by reference to Initial N-4 Filing on June 7, 1993 (File 33-64016)
6.	Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on April 29, 1997 (File No. 33-64016)
7.	Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)
8.	Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2011 (File No. 333-176870)
9.	Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 25, 2012 (File No. 333-176870)
10.	Incorporated herein by reference to Post-Effective Amendment No. 2 for Form N-4 on September 20, 2012 (File No. 333-176870)
11.	Incorporated herein by reference to Post-Effective Amendment No. 8 for Form N-6 on April 26, 2013 (File No. 333-148824)
12.	Incorporated herein by reference to Post-Effective Amendment No. 3 for Form N-4 on April 26, 2013 (File No. 333-176870)
13.	Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on July 12, 2013 (File No. 333-176870)
14.	Incorporated herein by reference to Post-Effective Amendment No. 7 for Form N-4 on July 25, 2014 (File No. 333-176870)
15.	Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on July 16, 2015 (File No. 333-176870)
16.	Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-4 on April 25, 2017 (File No. 333-176870)
17.	Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 27, 2018 (File No. 333-176870)
18.	Incorporated herein by reference to Post-Effective Amendment No. 13 for Form N-4 on April 29, 2019 (File No. 333-176870)
19.	Incorporated herein by reference to Post-Effective Amendment No. 14 for Form N-4 on March 6, 2020 (File No. 333-176870)
20.	Filed herewith

Item 28. Directors and Officers of the Depositor

Name and Principal Business Address[1]	Position and Offices with Depositor
Esfandyar E. Dinshaw	Chairman of the Board & Chief Executive Officer
Steven C. Palmitier[3]	President and Chief Operating Officer – Director
Darron K. Ash	Director
Willard Bunn, III	Director
James Roderick Clark	Director
Thomas Corcoran	Director
George A. Fisk	Director
William D. Heinz	Director
Heather Kreager	Director
Michael M. Masterson	Director

Name and Principal Business Address[1]	Position and Offices with Depositor
William L. Lowe	President – Sammons Institutional Group
Ronovan G. Ottenbacher	President – Sammons Corporate Markets
Teri L. Ross	President – Shared Services
Robert R. TeKolste	President – SIAG
Kelly Coomer[3]	Senior Vice President & Chief Information Officer
Anne Cooper	Senior Vice President and Chief Human Resources Officer
Rhonda Elming	Senior Vice President – Annuity Product Development
Brian Hansen.	Senior Vice President, General Counsel & Secretary
Donald T. Lyons	Senior Vice President
John D. Melvin	Senior Vice President & Chief Investment Officer
Joseph E. Paul	Senior Vice President – Corporate Markets
Brett Agnew	Vice President and Associate General Counsel – Securities & Corporate Services
David C. Attaway	Vice President, Chief Financial Officer & Treasurer
Stacy Bagby	Vice President – Sales & Compliance Administration
Marcy Baker	Vice President – Governance & Analysis
Kathleen Bartling[2]	Vice President – Marketing & Customer Experience Life
Neil Berns	Vice President & Chief Strategy Officer-Life
Jamie Beyer[2]	Vice President – Valuation
Bryce A. Biklen	Vice President and Chief Distribution Officer SIAG
Jeremy A. Bill[2]	Vice President – Financial Management & Digital Distribution
Gerald R. Blair[3]	Vice President, Chief Distribution and Sales Officer
Lori L. Bochner	Vice President – Marketing
Gregory J. Bonzagni	Vice President – National Sales
Jackie Cockrum	Vice President – Administration
Timothy Crawford	Vice President & Associate General Counsel-Life & Annuity Operations
Pam Doeppe	Vice President
Linda M. Durman	Vice President – Risk and Asset Liability Management
Daniel Edsen	Vice President – Finance Reporting
Kirk P. Evans	Vice President – Product Development & Risk Management
Christie Goodrich	Vice President – Life Product
Cyndi Hall	Vice President – Chief Compliance Officer
Jeannie Iannello[2]	Vice President – Life New Business & Underwriting
Robert Johnson, Jr.	Vice President – Distribution & Sales MNL
Mark Kalinowski[3]	Vice President – Investment & Hedging Strategies
Marty E. Kennedy	Vice President – Sales Independent Broker Dealer
Richard D. King	Vice President – Strategy, Change Management and Continuous Process Improvement
Tracey E. Knudtson	Vice President – Talent & Organizational Development and HR Business Partner
Craig S. Krimbill	Vice President – Audit
Jai Kuchimanchi[3]	Vice President & Chief Technology Officer
Khen Leuk[3]	Vice President – Annuity Product Management
Brent A. Mardis	Vice President, Chief Risk Officer
Kevin Mechtley	Vice President – Legal & Director Government Affairs
Paul J. Mocarski	Vice President & Chief Information Security Officer
Michael Mock	Vice President – Strategy & Corporate Development
Seth Nailor	Vice President – Agency Services
Nicholas Nelson	Vice President – Centralized Services
Thomas A. Nucaro	Vice President & Chief Tax Officer
Jackson Ode	Vice President – Sales MNL
Cheryl O’Heath[3]	Vice President – Information Technology
Susan B. Osweiler	Vice President – Financial Strategy
Michael A. Pietig	Vice President – Annuity New Business and Suitability
Jan E. Reiser	Vice President – Information Technology

Name and Principal Business Address[1]	Position and Offices with Depositor
Amy E. Rider	Vice President – Strategic Risk and Mortality Management
Melissa Scheuerman	Vice President – Business & Sales Development
Gary Self[2]	Vice President – Information Technology
Jeffery S. Stout	Vice President – Corporate Actuarial Modeling
Amy E. Teas	Vice President – Associate General Counsel- Litigation & Shared Services
Sarah Theis	Vice President & Chief Strategy Officer
Rachelle Tieszen[2]	Vice President – Total Rewards and HR Business Partner
Carmen Walter	Vice President – Product Development Corporate Markets
Heath C. Williams[2]	Vice President – Information Technology
Pat Glover	Associate Vice President – Financial Reporting
Michael P. Hagan	Associate Vice President – Anti-Money Laundering & Financial Crimes Officer
Theresa B. Kuiper[2]	Associate Vice President – Treasury Operations
Jodi Schultz[2]	Associate Vice President – Finance
Jill Williams[3]	Associate Vice President – Operational Compliance & Chief AML Officer

[1]	Unless noted otherwise, the principal business address for each officer and director is 8300 Mills Civic Parkway, West Des Moines, IA 50266

[2]	One Sammons Plaza, Sioux Falls, SD 57193-9991

[3]	525 W. Van Buren, Chicago, IL 60607

Item 29. Persons Controlled By or Under Common Control With the Depositor or Registrant.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc. The Registrant is a segregated asset account of Midland. Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT). Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2020, are:

Name	Jurisdiction	Percent Of Voting Securities Owned
3200 West Twain Holdings I LLC	DE	(No Ownership) Management by Guggenheim Credit Services, LLC
5180 CLO LP	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
5180-2 CLO LP	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
550 Capital, Inc.	DE	100% by Sammons Infrastructure, Inc.
AAFT-MSN 29573 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 29573 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 29573 LLC	DE	100% by AAFT-MSN 29573 Holdco LLC
AAFT-MSN 29574 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 29574 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 29574 LLC	DE	100% by AAFT-MSN 29574 Holdco LLC
AAFT-MSN 31163 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 31163 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 31163 LLC	DE	100% by AAFT-MSN 31163 Holdco LLC
AAFT-MSN 31167 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 31167 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 31167 LLC	DE	100% by AAFT-MSN 31167 Holdco LLC
AAFT-MSN 33227 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 33227 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 33227 LLC	DE	100% by AAFT-MSN 33227 Holdco LLC
AAFT-MSN 33229 Holdco LLC	DE	100% by Acsal Holdco LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
AAFT-MSN 33229 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 33229 LLC	DE	100% by AAFT-MSN 33229 Holdco LLC
AAFT-MSN 33321 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 33321 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 33321 LLC	DE	100% by AAFT-MSN 33321 Holdco LLC
AAFT-MSN 33486 Holdco LLC	DE	100% by Acsal Holdco LLC
AAFT-MSN 33486 Lender LLC	DE	100% by Guggenheim Credit Services, LLC
AAFT-MSN 33486 LLC	DE	100% by AAFT-MSN 33486 Holdco LLC
ABV Holdings, LLC	NC	90% by Heelstone Energy Investor I, LLC
ABV Lessee, LLC	NC	1% by Heelstone Energy II, LLC
AC Storage, LLC	DE	100% by GC Deferred Compensation I, LLC
ACEI Holdco, LLC	DE	100% by GPFT Holdco, LLC
Acsal Holdco LLC	DE	(No Ownership) Management by Guggenheim Credit Services, LLLC
AECORN, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
AJ Highland Park Investors, LLC	DE	100% by Albion at Highland Park, LLC
Albemarle Solar Center, LLC	NC	100% by ABV Holdings, LLC
Albion at Beachwood LLC	DE	50% by Albion DeVille Member LLC
Albion at Evanston Investors I, LLC	DE	100% by Albion Residential LLC
Albion at Evanston, LLC	DE	100% by Albion at Evanston Investors I, LLC
Albion at Highland Park, LLC	DE	100% by Albion Residential LLC
Albion at Oak Park Investors I, LLC	DE	35% by Albion at Oak Park Member, LLC
Albion at Oak Park Member, LLC	DE	100% by Albion Residential LLC
Albion at Oak Park, LLC	DE	100% by Albion at Oak Park Investors I, LLC
Albion at Parklane GP, LLC	DE	100% by Albion Residential LLC
Albion at Parklane Limited Partner, LLC	DE	100% by Albion Residential LLC
Albion Columbus 1, LLC	DE	100% by Albion Residential LLC
Albion Columbus Investors 1, LLC	DE	20% by Albion Columbus 1, LLC
Albion Construction LLC	DE	100% by Albion Residential LLC
Albion DeVille Member LLC	DE	100% by Albion Residential LLC
Albion Jacobs Highland Park, LLC	DE	100% by AJ Highland Park Investors, LLC
Albion Residential LLC	DE	100% by Village Green Consolidated LLC
Albion WM 1, LLC	DE	100% by Albion Columbus Investors 1, LLC
AMC Investor Holdings LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
ASG Mortgage Investors, LLC	DE	35.3% by Compatriot Capital, Inc.
Asheville Resolution Corporation	DE	100% by Consolidated Investment Services, Inc.
Aspen Solar, LLC	NC	100% by PV Project Holdings II, LLC
Asset Consulting Group, LLC	DE	100% by GWM Holdco, LLC
AT Funding Note Issuer, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
AxiaTP Holdings, LLC	DE	34% by Hesa GSTF V, LLC
Balloo Hire Centre Limited	IRE	100% by Briggs Equipment UK Limited
Balsam Solar, LLC	NC	100% by PV Project Holdings II, LLC
BBEP Legacy Holdings, LLC	DE	100% by NZC Guggenheim Fund Limited

Name	Jurisdiction	Percent Of Voting Securities Owned
Beachwood Apartments LLC	DE	100% by Albion at Beachwood LLC
Bennington Stark Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Beulah Belle Grazing Association, LLC	WY	100% by Pathfinder Dumbell Ranch, LLC
BFC Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Bingham CDO L.P.	CYM	(No Ownership) Management by GIM GP Ltd.
Biscay GSTF III, LLC	DE	100% by GLAC Holdings, LLC
Blanford Capital Company #1, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #10, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #11, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #12, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #13, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #14, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #15, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #16, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #17, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #18, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #19, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #2, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #20, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #21, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #22, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #23, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #24, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #25, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #3, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #4, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #5, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #6, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #7, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #8, LLC	CYM	100% by GIFMS Capital Company, LLC
Blanford Capital Company #9, LLC	CYM	100% by GIFMS Capital Company, LLC
Bound Brook Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
BRE NC Solar 1, LLC	NC	100% by PV Project Holdings I, LLC
Briggs Equipment Ireland Limited	IRE	100% by Briggs Equipment UK Limited
Briggs Equipment Mexico, Inc.	DE	100% by Briggs Equipment, Inc.
Briggs Equipment UK Limited	GBR	100% by Briggs UK Holdings, Inc.
Briggs Equipment, Inc.	DE	100% by Briggs International, Inc.
Briggs Equipment, S.A. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Briggs International, Inc.	DE	100% by Consolidated Investment Services, Inc.
Briggs UK Holdings, Inc.	DE	100% by Consolidated Investment Services, Inc.
Broadway Solar Center, LLC	NC	100% by ABV Holdings, LLC
Bronco Media MM LLC	DE	100% by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Cainhoy Land & Timber, LLC	DE	65% by GC Parent Holdings, LLC
Canal Reinsurance Company	IA	100% by Midland National Life Insurance Company
CardCash Holdings, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Carmocela Investimentos Imobiliarios e Turisticosm Unipessoal, Lda	PRT	100% by GNP-MR, LLC
CCE Funding LLC	DE	100% by Compatriot Capital, Inc.
CCI Historic, Inc.	DE	100% by Compatriot Capital, Inc.
CCI/HTC, Inc.	DE	100% by CCI Historic, Inc.
Cedar Solar, LLC	NC	100% by PV Project Holdings II, LLC
Cedar Springs (Cayman) Ltd.	CYM	100% by Cedar Springs Capital Company, LLC
Cedar Springs Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Channel Capital Group Holdings, LLC	DE	38.3% by Nominee Holding Company, LLC
Channel Capital Group LLC	DE	100% by Channel Capital Group Holdings, LLC
Chelsea Creek Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Clear Spring Life Insurance Company	TX	100% by Guggenheim Life and Annuity Company
Clemina Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Clemina Hydro Power LP	BC	99% by SRE Hydro Canada Corp 0.01% by Clemina Hydro Power GP Ltd.
Cohen Financial Services (DE), LLC	DE	100% by Pillar Financial, LLC
Collectible Antiquities Company, LLC	DE	100% by GC Deferred Compensation I, LLC
Columbia Mountains Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Columbia Mountains Power LP	BC	99% by SRE Hydro Canada Corp 0.01% by Columbia Mountains Power GP Ltd.
Community Investments, Inc.	DE	100% by Consolidated Investment Services, Inc.
Compatriot Capital, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Concord Minutemen Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Consolidated Investment Services, Inc.	NV	100% by Sammons Enterprises, Inc.
Constitution, LLC	DE	100% by Consolidated Investment Services, Inc.
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Conway Capital, LLC	DE	50% by Guggenheim Life and Annuity Company
Copper River CLO Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Corio Funding, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Corio RR Finance Co., LLC	DE	100% by Corio RR Funding, LLC
Corio RR Finance Co.-2, LLC	DE	100% by Corio RR Funding, LLC
Corio RR Funding, LLC	DE	100% by Corio Funding, LLC
Cornwall Solar Center, LLC	NC	100% by PV Project Holdings V, LLC
Corporate Funding V, LLC	DE	100% by GPFT Holdco, LLC
Corporate Funding VI, LLC	DE	100% by GPFT Holdco, LLC
Crestwood Solar Center, LLC	NC	100% by PV Project Holdings V, LLC
Croton Liquid Markets LLC f/k/a GLM Securities, LLC	DE	100% by Links Holdings LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Crown Point Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
CSCN LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
DBI/ASG Advisors, LP	DE	14% by ASG Mortgage Investors, LLC
DBI/ASG Mortgage Acquisition Fund I, LP	DE	55.4% by Compatriot Capital, Inc.
DC Solutions LLC	DE	100% by Sammons CAES Holdings, LLC
Dement Farm, LLC	NC	(No Ownership) Management by Heelstone Energy, LLC
Dement Solar Farm, LLC	NC	0.01% by Heelstone Energy, LLC
DG Solar Lessee, LLC	NC	0.01% byHeelstone Energy, LLC
DLPG II Executive, LLC	DE	(No Ownership) Management by DLPG, LLC
DLPG, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
DS Energy Storage Systems LLC	DE	50% by Sammons Energy Storage Holdings LLC
DT Riverdale 0971, LLC	DE	100% by Retail Investors III, LLC
Duplin Solar II, LLC	NC	(No Ownership) Management by Heelstone Energy, LLC
Durham Solar, LLC	NC	100% by PV Project Holdings IV, LLC
E2M Fund II Holdco, LP	DE	47.8% by Compatriot Capital, Inc.
E2M Fund II Holdco, LP	DE	25% by E2M General Partner II, LLC
E2M General Partner II, LLC	DE	17.4% by Compatriot Capital, Inc.
E2M General Partner III, LLC	DE	30% by Compatriot Capital, Inc.
E2M Holdings, LLC	DE	30% by Compatriot Capital, Inc.
E2M Partners, LLC	DE	100% by E2M Holdings, LLC
E2M Strategic Fund (Fund A), LP	DE	56.3% by Compatriot Capital, Inc. 30% by E2M General Partner III, LLC
E2M Villas at RPW, LLC	TX	79.3% by Compatriot Capital, Inc. 20% by E2M/CCI Villas at RPW Holdings, LLC
E2M/CCI Villas at RPW Holdings, LLC	TX	99.4% by Compatriot Capital, Inc.
E2M/SRC Investment Company, LLC	DE	37% by Compatriot Capital, Inc. 60% by E2M Fund II Holdco, LP
Efland Funding 2015-1, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Funding 2015-2, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Funding 2015-3, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Funding 2015-4, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Funding 2016-1, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Funding 2016-2, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Parent 2015-3, LLC	DE	100% by Elsmere Insurance Agency, LLC
Efland Parent 2016-1, LLC	DE	100% by Elsmere Insurance Agency, LLC
ELM MM LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Elm Solar, LLC	NC	100% by PV Project Holdings II, LLC
ELSL Funding V, LLC	DE	100% by Elsmere Insurance Agency, LLC
ELSL Funding VI, LLC	DE	100% by Elsmere Insurance Agency, LLC
ELSL Funding VII, LLC	DE	100% by Elsmere Insurance Agency, LLC
Elsmere Insurance Agency, LLC	DE	100% by Guggenheim Life and Annuity Company
Energy Asset Holdings LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
English Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
English Hydro Power LP	BC	99% by Columbia Mountains Power LP 0.01% by English Hydro Power GP Ltd.
Enterhealth, LLC	TX	21.3% by Sammons Capital, Inc.
ESA Newton Grove 1 NC, LLC	NC	100% by PV Project Holdings III, LLC
ESA Selma NC 1, LLC	NC	100% by PV Project Holdings III, LLC
ESA Smithfield 1 NC, LLC	NC	100% by PV Project Holdings III, LLC
ETUR C-B LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
ETUR C-G LLC	DE	100% by Guggenheim Partners Opportunistic Investment Grade Securities Master Fund, Ltd.
ETUR C-G LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Fashion Funding, LLC	DE	100% by GLAC Holdings, LLC
FD Orange Beach 859, LLC	DE	100% by Retail Investors III, LLC
Forklift Operations de Mexico, S.A. de C.V.	MEX	99% by Controladora Briggs de Mexico, S. de R.L. de C.V. 1% by Briggs Equipment Mexico, Inc.
Forrestal Portfolios LLC	DE	100% by Moore’s Creek Capital Corporation
Fosthall Creek Power LP	BC	99% by SRE Hydro Canada Corp
Franklin Park (Cyprus) Limited	CYP	100% by GGIC IIP Holdings LP
Gallahan Funding, LLC	DE	100% by GL Marketing, LLC
GC Deferred Compensation I, LLC	DE	100% by Guggenheim Capital, LLC
GC Disbursement Agent, LLC	DE	100% by Guggenheim Services, LLC
GC Orpheus Investors, LLC	DE	21.7% by Guggenheim Partners Investment Management Holdings, LLC
GC Orpheus Investors, LLC	DE	(No Ownership) Management by Guggenheim Partners, LLC
GC Parent Holdings, LLC	DE	100% by Guggenheim Capital, LLC
GC Pilar Golf Investment, LLC	DE	100% by GC Parent Holdings, LLC
GDP—Pilara Lotes, LLC	DE	100% by GC Parent Holdings, LLC
Generation Financial Group LLC	DE	50% by JLx3, LLC 50% by Guggenheim Partners, LLC
Generation Mortgage Company, LLC	CA	100% by GFMH, LLC
Gerrity Group, LLC	DE	100% by Gerrity Holdings LLC
Gerrity Holdings LLC	DE	40% by Compatriot Capital, Inc.
Gerrity Retail Fund 3 Management, LLC	DE	100% by Gerrity Group, LLC
Gerrity Retail Fund 3, L.P.	DE	40% by Compatriot Capital, Inc. 4.3% by GRF Special, LLC Management by Gerrity Retail Partners 3, LLC
Gerrity Retail Investors 3, LLC	DE	94.7% by Gerrity Group, LLC
Gerrity Retail Partners 3, LLC	DE	100% by Gerrity Group, LLC
GFMH, LLC	DE	99.67% by GPFT Holdco, LLC
GFP Green Inc.	CYM	100% by GGIC, Ltd.
GFP Peru Dunas Holdings, Inc.	CYM	100% by GGIC, Ltd.
GFPIC, L.P.	CYM	34.5% by GFPID, LLC
GFPID, LLC	DE	40% by GC Parent Holdings, LLC
GFS Management (Ireland) Limited	IRL	100% by Guggenheim Fund Solutions, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
GGIC Greenbacker Funding Ltd.	CYM	100% by GGIC, Ltd.
GGIC IIP Holdings Ltd.	CYM	100% by GGIC, Ltd.
GGIC IIP Holdings, L.P.	CYM	(No Ownership) Management by GGIC IIP Holdings Ltd.
GGIC IIP Holdings, L.P.	CYM	85.7% by GGIC, Ltd.
GGIC KTI Holdings Ltd.	CYM	100% by GGIC, Ltd.
GGIC Manager, LLC	DE	100% by GGIC, Ltd.
GGIC, Ltd.	CYM	75.6% by GFPIC, L.P.
GHW Holdco, LLC	DE	66.7% by NZC Guggenheim Fund LLC
GI Holdco II LLC	DE	100% by Guggenheim Partners, LLC
GI Holdco II Sub LLC	DE	100% by GI Holdco II LLC
GI Holdco LLC	DE	100% by GI Holdco II LLC
GIA Europe Holdings, Ltd.	CYM	100% by GWM Holdco, LLC
GIBSL CN, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
GIES Holdco, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
GIES Investment, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
GIES Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GIES, LLC	DE	89.8% by GIES Holdco, LLC
GIES, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
GIFM Holdings Trust	DE	100% by GIFS Capital Company, LLC
GIFMS Capital Company, LLC	CYM	99.5% by The Liberty Hampshire Company, LLC
GIFMS Capital Company, LLC	CYM	(No Ownership) Management by Guggenheim Manager, Inc.
GIFS Capital Company, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Gila Bend Power Partners, LLC	DE	50% by Sammons Power Development, Inc.
GIM GP Ltd.	CYM	100% by Guggenheim Partners Investment Management, LLC
GIS Administrative Services, LLC	DE	100% by Guggenheim Insurance Services, LLC
GIS Asset Company, LLC	DE	100% by Guggenheim Insurance Services, LLC
GL Marketing, LLC	DE	100% by GLAC Holdings, LLC
GLAC GBM Investco, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Holdings, LLC	DE	100% by GPFT Holdco, LLC
GLAC Investment Holdings II, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Investment Holdings III, LLC	DE	100% by Guggenheim Life and Annuity Company
GLAC Investment Holdings, LLC	DE	100% by Guggenheim Life and Annuity Company
Global 6000 9568 Limited LDC	CYM	50% by GX 9568 Holdings I, LLC 50% by GX 9568 Holdings II, LLC
GM Lansing 824, LLC	DE	100% by Retail Investors III, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
GMI GPIM, LLC	DE	100% by Guggenheim Manager, Inc.
GMI GPIMH, LLC	DE	100% by Guggenheim Manager, Inc.
GN Fund I, LLC	FL	100% by Guggenheim Nicklaus Partners, LLC
GNP-BA S.R.L.	ARG	95% by GNP-BA, LLC
GNP-BA, LLC	FL	100% by Guggenheim Nicklaus Partners, LLC
GNP-IC, LLC	DE	100% by Guggenheim-Nicklaus Fund I, Ltd.
GNP-MR, LLC	ID	100% by Guggenheim-Nicklaus Fund I, Ltd.
GP Feeder Fund Management, LLC	DE	100% by GWM Holdco, LLC
GP Holdco, LLC	DE	99.5% by Guggenheim Partners, LLC
GP Holdco, LLC	DE	(No Ownership) Management by Guggenheim Manager, Inc.
GP India Opportunities Feeder Fund, LP	CYM	(No Ownership) Management by Guggenheim Partners India GP, LLC
GPAM Holdings II, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
GPAM Holdings, Inc.	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
GPC 76, LLC	DE	100% by Guggenheim Advisors, LLC
GPC LIX, LLC	DE	100% by Guggenheim Advisors, LLC
GPFT Holdco, LLC	DE	100% by GP Holdco, LLC
GPH Funding I, LLC	DE	100% by GPH Funding II, LLC
GPH Funding II, LLC	DE	100% by Guggenheim Partners, LLC
GPI Ventures, LLC	DE	100% by Asheville Resolution Corporation
GPIM Holdings VIII, Ltd.	CYM	100% by Guggenheim Partners Investment Management, LLC
GPIMH Sub Holdco, Inc.	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
GPIMH Sub, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
GPM: Fundrise, LLC	DE	100% by Guggenheim Capital, LLC
GPM-Center Court, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Great Bridge Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
GRF Special, LLC	DE	(No Ownership) Management by Gerrity Group, LLC
GRF Special, LLC	DE	100% by Gerrity Retail Investors 3, LLC
GRREP Holdings, LLC	DE	99.5% by GC Parent Holdings, LLC
GRREP Holdings, LLC	DE	(No Ownership) Management by Guggenheim Manager, Inc.
GS Gamma Advisors, LLC	DE	50% by Guggenheim Partners Investment Management Holdings, LLC
GS Gamma Investments, LLC	DE	(No Ownership) Management by GS Gamma Management, LLC
GS Gamma Management, LLC	DE	50% by Guggenheim Partners Investment Management Holdings, LLC
GSA, LLC	DE	100% by Guggenheim Funds Services, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
GSFI, LLC	DE	70% by Guggenheim Partners, LLC 30% by JLx3, LLC (No Ownership) Management by Guggenheim Partners, LLC
Guggenheim Advisors, LLC	DE	100% by Guggenheim Alternative Asset Management, LLC
Guggenheim Aircraft Opportunity Fund, L.P.	DE	(No Ownership) Management by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Aircraft Opportunity GP, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Aircraft Opportunity Master Fund, L.P.	DE	(No Ownership) Management by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Alternative Asset Management, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Apsley Fund, L.P.	CYM	(No Ownership) Management by Guggenheim Apsley Holdings, LLC
Guggenheim Apsley Holdings, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Capital Management (Asia) Private Limited	IND	99% by Guggenheim Partners India Holdings, LLC
Guggenheim Capital, LLC	DE	36.5% by SAGE Assets, Inc.
Guggenheim Commercial Real Estate Finance (CA), Inc.	DE	100% by Guggenheim Commercial Real Estate Finance, LLC
Guggenheim Commercial Real Estate Finance, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Core Plus Fund, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Corporate Funding, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Corporate Opportunity Fund (Cayman Islands), L.P.	CYM	(No Ownership) Management by Guggenheim Corporate Opportunity Fund GP, LLC
Guggenheim Corporate Opportunity Fund GP, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Corporate Opportunity Fund ILP, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Corporate Opportunity Fund Investment Vehicle, L.P.	CYM	(No Ownership) Management by Guggenheim Corporate Opportunity Fund GP, LLC
Guggenheim Corporate Opportunity Fund, L.P.	DE	(No Ownership) Management by Guggenheim Corporate Opportunity Fund GP, LLC
Guggenheim Credit Services, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Development Services, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Guggenheim Disbursement Agent, LLC	DE	100% by Guggenheim Services, LLC
Guggenheim Energy LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Energy Opportunities Fund, LP	DE	(No Ownership) Management by Guggenheim Energy LLC
Guggenheim Fund Solutions, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Funds Distributors, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Funds Investment Advisors, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Funds Services, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Guggenheim Global Investments Public Limited Company	IRL	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Global Investments Public Limited Company	IRL	(No Ownership) Management by Guggenheim Partners Fund Management (Europe) Limited
Guggenheim Golf Properties Investor, LLC	DE	99.5% by GC Parent Holdings, LLC
Guggenheim Golf Properties Investor, LLC	DE	(No Ownership) Management by Guggenheim Manager, Inc.
Guggenheim High-Yield Fund, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim High-Yield Plus Fund LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim High-Yield Plus Fund SPC	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim High-Yield Plus Master Fund SPC	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Holdco Sub II, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Insurance Holdco, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Insurance Services, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
Guggenheim Investment Advisors (Europe) Limited	GBR	100% by GIA Europe Holdings, Ltd.
Guggenheim Investment Advisors, LLC	DE	100% by GWM Holdco, LLC
Guggenheim Investor Services, LLC	DE	100% by Guggenheim Funds Services, LLC
Guggenheim Investors Fund LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim KBBO Partners Limited	ARE	500% by Links GKPL Holdco, LLC
Guggenheim Life 1099 Reporting Company, LLC	DE	100% by Guggenheim Life and Annuity Company
Guggenheim Life and Annuity Company	DE	15% by PLIC Holdings, LLC 85% by GLAC Holdings, LLC
Guggenheim Life Reinsurance (U.S.) Corporation	DE	100% by Guggenheim Life and Annuity Company
Guggenheim Loan Agent, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Loan Fund, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Loan Services Company, Inc.	CA	100% by Guggenheim Loan Services Company, LLC
Guggenheim Loan Services Company, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Management, LLC	DE	100% by Guggenheim Alternative Asset Management, LLC
Guggenheim Manager, Inc.	DE	100% by Guggenheim Capital, LLC
Guggenheim Nicklaus Partners, LLC	DE	70% by GC Parent Holdings, LLC
Guggenheim NSA Napoli-Mirabella Trust 2019	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Opportunities Investors I-B, LLC	DE	100% by GC Deferred Compensation I, LLC
Guggenheim Opportunities Investors IV, LLC	DE	100% by GC Deferred Compensation I, LLC
Guggenheim Opportunities Investors V, LLC	DE	100% by GC Deferred Compensation I, LLC
Guggenheim Opportunities Investors VI, LLC	DE	100% by GC Deferred Compensation I, LLC
Guggenheim Partners Advisors, LLC	DE	100% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Partners Advisory Company	SD	100% by Guggenheim Partners, LLC
Guggenheim Partners Europe Limited	IRL	100% by GPIMH Sub Holdco, Inc.

Name	Jurisdiction	Percent Of Voting Securities Owned
Guggenheim Partners Fund Management (Europe) Limited	IRL	100% by GPIMH Sub Holdco, Inc.
Guggenheim Partners Holdings, LLC	DE	100% by GPH Funding I, LLC
Guggenheim Partners India GP, LLC	DE	33.3% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Holdings, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim Partners India Limited (Cayman)	CYM	100% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Management, LLC	DE	100% by Guggenheim Partners India Holdings, LLC
Guggenheim Partners Investment Management Holdings, LLC	DE	99.5% by GI Holdco LLC (No Ownership) Management by GMI GPIMH, LLC
Guggenheim Partners Investment Management, LLC	DE	99.9% by Guggenheim Partners Investment Management Holdings, LLC (No Ownership) Management by GMI GPIM, LLC
Guggenheim Partners Japan, Ltd.	JPN	100% by Links GPJL Holdco, LLC
Guggenheim Partners London Premises Limited	GBR	100% by Guggenheim Capital, LLC
Guggenheim Partners Opportunistic Investment Grade Securities Fund 2015, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Partners Opportunistic Investment Grade Securities Master Fund, Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Opportunistic Investment Grade Securities Fund, Ltd.
Guggenheim Partners Opportunistic Investment Grade Securities Private Pensions Fund, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Guggenheim Partners, LLC	DE	100% by Guggenheim Capital, LLC
Guggenheim Payroll Agent, LLC	DE	100% by Guggenheim Capital, LLC
Guggenheim Portfolio Company VII, LLC	DE	100% by Guggenheim Advisors, LLC
Guggenheim Portfolio Company X, LLC	DE	100% by Guggenheim Advisors, LLC
Guggenheim Premises I, LLC	DE	99.5% by Guggenheim Capital, LLC
Guggenheim Premises I, LLC	DE	(No Ownership) Management by Guggenheim Manager, Inc.
Guggenheim Private Debt Fund 2.0 Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund 2.0, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC
Guggenheim Private Debt Fund 2.0, Ltd.	CYM	(No Ownership) Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC
Guggenheim Private Debt Fund 2.0-I, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC
Guggenheim Private Debt Fund 3.0 Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund Managing Member, LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Guggenheim Private Debt Fund Note Issuer 2.0, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC
Guggenheim Private Debt Fund Note Issuer, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Guggenheim Private Debt Fund Throne Investco, LLC	DE	100% by Guggenheim Private Debt Fund, Ltd. (No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Debt Fund Trinity Investco, LLC	DE	100% by Guggenheim Private Debt Fund, Ltd.
Guggenheim Private Debt Fund, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Debt Fund, Ltd.	CYM	(No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Debt Master Fund 2.0, LLC	DE

74.6% by Guggenheim Private Debt Fund 2.0, Ltd.

12.4% by Guggenheim Private Debt Fund 2.0, LLC

13.1% by Guggenheim Private Debt Fund 2.0-I, LLC

(No Ownership) Management by Guggenheim Private Debt Fund 2.0 Managing Member, LLC

Guggenheim Private Debt Master Fund Investco III, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Debt Master Fund, LLC	DE	(No Ownership) Management by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Debt MFLTB 2.0, LLC	DE	100% by Guggenheim Private Debt Master Fund 2.0, LLC
Guggenheim Receivable Financing, LLC	DE	100% by Guggenheim Services, LLC
Guggenheim Retail Real Estate Partners, LLC	DE	100% by GRREP Holdings, LLC
Guggenheim Securities Credit Partners, LLC	DE	100% by Links Holdings LLC
Guggenheim Securities International, Ltd.	GBR	100% by Links Holdings LLC
Guggenheim Securities, LLC	DE	100% by Links Holdings LLC
Guggenheim Services, LLC	DE	99.5% by Guggenheim Capital, LLC
Guggenheim Services, LLC	DE	(No Ownership) Management by Guggenheim Manager, Inc.
Guggenheim Transparent Value, LLC	DE	99.5% by Guggenheim Partners Investment Management Holdings, LLC
Guggenheim Transparent Value, LLC	DE	(No Ownership) Management by GPIMH Sub, LLC
Guggenheim Treasury Services (Europe) Limited	GBR	100% by Guggenheim Treasury Services International Limited
Guggenheim Treasury Services Corporation (N.Y.)	DE	100% by The Liberty Hampshire Company, LLC
Guggenheim Treasury Services International Limited	CYM	100% by The Liberty Hampshire Company, LLC
Guggenheim Treasury Services, LLC	DE	100% by Liberty Hampshire Holdings, LLC
Guggenheim Trust Assets, LLC	DE	100% by Guggenheim Securities, LLC
Guggenheim-meZocliq Holdings, LLC	DE	100% by GPFT Holdco, LLC
Guggenheim-Nicklaus Fund I, Ltd.	FL	89.5% by Guggenheim Golf Properties Investor, LLC (No Ownership) Management by GN Fund I, LLC
GW Ocean, LLC	DE	50% by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
GW Phoenix 799, LLC	DE	100% by Retail Investors III, LLC
GWM Holdco, LLC	DE	99.5% by Guggenheim Partners, LLC (No Ownership) Management by Guggenheim Manager, Inc.
GX 9568 Holdings I, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, L.P.
GX 9568 Holdings II, LLC	DE	100% by Guggenheim Aircraft Opportunity Master Fund, L.P.
Harrell’s Hill Solar Center, LLC	NC	100% by PV Project Holdings V, LLC
Heelstone Energy II, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy III, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy Investor I, LLC	DE	9% by Heelstone Energy II, LLC
Heelstone Energy Investor II, LLC	DE	9% by Heelstone Energy III, LLC
Heelstone Energy Investor III, LLC	DE	1% by Heelstone Energy IV, LLC
Heelstone Energy Investor IV, LLC	DE	1% by Heelstone Energy V, LLC
Heelstone Energy Investor V, LLC	DE	1% by Heelstone Energy VI, LLC
Heelstone Energy Investor VI, LLC	DE	1% by Heelstone Energy VII, LLC
Heelstone Energy Investor VII, LLC	DE	1% by Heelstone Energy VIII, LLC
Heelstone Energy IV, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy V, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy VI, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy VIII, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Energy, LLC	DE	100% by SRE Utility Solar 1, LLC
Heelstone Land Holdings, LLC	DE	100% by SRE Utility Solar 1, LLC
Heestone Energy VII, LLC	DE	100% by SRE Utility Solar 1, LLC
Heroult Holdings LLC	DE	100% by NZC Guggenheim Fund Limited
Hesa GSTF V, LLC	DE	100% by GLAC Holdings, LLC
Highland Solar Center, LLC	NC	100% by PV Project Holdings V, LLC
Hiremech Holdings Limited	GBR	100% by Briggs Equipment UK Limited
Hiremech Limited	GBR	100% by Hiremech Holdings Limited
Hitec Lift Trucks Limited	GBR	100% by Briggs Equipment UK Limited
IDF I, LLC	DE	100% by Guggenheim Life and Annuity Company
IDF II, LLC	DE	100% by Guggenheim Life and Annuity Company
Innovative Solar 23, LLC	NC	100% by PV Project Holdings IV, LLC
Internet Radio Funding II, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Internet Radio Funding, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
IPEX LLC	DE	100% by Generation Financial Group LLC
IPEX Services, LLC	DE	100% by IPEX LLC
Iron Hill CLO Designated Activity Company	IRL	(No Ownership) Management by Guggenheim Partners Europe Limited
I-SAIL, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Jasmine Asset Funding Limited	CYM	100% by The Liberty Hampshire Company, LLC
Java Acquisition Company 0013, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Java Acquisition Company 0031, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Java Acquisition Company 0049, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
JL Appleton 980, LLC	DE	100% by Retail Investors III, LLC
JL Atascocita 1305, LLC	DE	100% by Retail Investors III, LLC
JL Bentonville 1412, LLC	DE	100% by Retail Investors III, LLC
JL Bryan 991, LLC	DE	100% by Retail Investors III, LLC
JL Delavan 1363, LLC	DE	100% by Retail Investors III, LLC
JL Dripping Springs 1369, LLC	DE	100% by Retail Investors III, LLC
JL Fort Worth 1393, LLC	DE	100% by Retail Investors III, LLC
JL Grand Chute 1216, LLC	DE	100% by Retail Investors III, LLC
JL Hamburg 1301, LLC	DE	100% by Retail Investors III, LLC
JL Henrietta 1273, LLC	DE	100% by Retail Investors III, LLC
JL Huntley 797, LLC	DE	100% by Retail Investors III, LLC
JL Irondequoit 1252, LLC	DE	100% by Retail Investors III, LLC
JL Joplin 1391, LLC	DE	100% by Retail Investors III, LLC
JL Katy 916, LLC	DE	100% by Retail Investors III, LLC
JL Lubbock 1229, LLC	DE	100% by Retail Investors III, LLC
JL Manitowoc 1257, LLC	DE	100% by Retail Investors III, LLC
JL McKinney 823, LLC	DE	100% by Retail Investors III, LLC
JL Midland 1410, LLC	DE	100% by Retail Investors III, LLC
JL Milwaukee 1397, LLC	DE	100% by Retail Investors III, LLC
JL Morton 1375, LLC	DE	100% by Retail Investors III, LLC
JL Muskego 1263, LLC	DE	100% by Retail Investors III, LLC
JL Nicholasville 1389, LLC	DE	100% by Retail Investors III, LLC
JL Normal 1378, LLC	DE	100% by Retail Investors III, LLC
JL Pflugerville 1370, LLC	DE	100% by Retail Investors III, LLC
JL Plover 1320, LLC	DE	100% by Retail Investors III, LLC
JL Princeton 1332, LLC	DE	100% by Retail Investors III, LLC
JL Providence Village 1239, LLC	DE	100% by Retail Investors III, LLC
JL Rib Mountain 1319, LLC	DE	100% by Retail Investors III, LLC
JL Richmond 1314, LLC	DE	100% by Retail Investors III, LLC
JL Romeoville 1318, LLC	DE	100% by Retail Investors III, LLC
JL Round Rock 1371, LLC	DE	100% by Retail Investors III, LLC
JL San Antonio 813, LLC	DE	100% by Retail Investors III, LLC
JL Somers 1403, LLC	DE	100% by Retail Investors III, LLC
JL Spring 1384, LLC	DE	100% by Retail Investors III, LLC
JL Springdale 1357, LLC	DE	100% by Retail Investors III, LLC
JL Sycamore 1379, LLC	DE	100% by Retail Investors III, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
JL Wylie 814, LLC	DE	100% by Retail Investors III, LLC
JLB 2728 Cedar Springs, LP	TX	30% by JLB Partners LLC 70% by Compatriot Capital, Inc.
JLB 99 West Paces Ferry LLC	TX	30% by JLB Partners LLC 70% by Compatriot Capital, Inc.
JLB BUILDERS LLC	TX	100% by JLB Partners LLC
JLB Center Street, LP	TX	30% by JLB Partners LLC 70% by Compatriot Capital, Inc.
JLB Chapman GP LLC	TX	100% by Compatriot Capital, Inc.
JLB Chapman LP	TX	100% by Compatriot Capital, Inc.
JLB Chapman LP	TX	100% by JLB Chapman GP LLC
JLB McLean LLC	DE	39% by Compatriot Capital, Inc. 21.9% by JLB McLean Partners LP
JLB McLean Partners LP	DE	65.7% by JLB Partners LLC
JLB Partners LLC	DE	40% by Compatriot Capital, Inc.
JLB Portales Partners LLC	DE	50% by JLB Portales Partners Mgr L.P.
JLB Portales Partners Mgr L.P.	TX	23.9% by Compatriot Capital, Inc. 76.1% by JLB Partners LLC
JLB REALTY LLC	TX	100% by JLB Partners LLC
JLB RESIDENTIAL LLC	TX	100% by JLB Partners LLC
JLB Stafford Land LP	TX	100% by JLB Partners LLC
JLB Stafford Phase I GP LLC	TX	100% by JLB Partners LLC
JLB Stafford Phase I L.P.	TX	30% by JLB Partners LLC 70% by Compatriot Capital, Inc. (No Ownership) Management by JLB Stafford Phase I GP LLC
JLB Stafford Phase Two GP LLC	TX	100% by JLB Partners LLC
JLB Stafford Phase Two L.P.	TX	15% by JLB Partners LLC 85% by Compatriot Capital, Inc. (No Ownership) Management by JLB Stafford Phase Two GP LLC
JLB West Paces Phase I GP LLC	TX	100% by JLB Partners LLC
JLB West Paces Phase I L.P.	TX	80% by Compatriot Capital, Inc. 19% by JLB Partners LLC 1% & Management by JLB West Paces Phase I GP LLC
JLB Winhall, LP	TX	70% by Compatriot Capital, Inc. 30% by JLB Partners LLC
JLSB Fort Smith 1405, LLC	DE	100% by Retail Investors III, LLC
JLx3, LLC	DE	61.1% by Guggenheim Partners, LLC
KDC Holdings, LLC	DE	50% by E2M/SRC Investment Company, LLC
Kemps Landing Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Kenansville Solar Farm, LLC	NC	100% by SRK Holdings, LLC
Kennecott Funding Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Kips Bay Capital Company #1, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #2, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #3, LLC	CYM	100% by The Liberty Hampshire Company, LLC
Kips Bay Capital Company #4, LLC	CYM	100% by The Liberty Hampshire Company, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Kips Bay Capital Company #5, LLC	CYM	100% by The Liberty Hampshire Company, LLC
KLD Funding, LLC	DE	100% by The Liberty Hampshire Company, LLC
Lafayette Solar I, LLC	NC	100% by PV Project Holdings I, LLC
Lansing 824 Retail, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Laramie Wind LLC	WY	100% by Pathfinder Renewable Wind Energy, LLC
Laurinburg Solar, LLC	NC	100% by PV Project Holdings III, LLC
Legacy Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Lexington Parker Capital Company, L.L.C.	DE	100% by The Liberty Hampshire Company, LLC
Liberty Hampshire Holdings, LLC	DE	99.5% by Guggenheim Capital, LLC (No Ownership) Management by Guggenheim Manager, Inc.
Links GKPL Holdco, LLC	DE	100% by Links Holdings LLC
Links GPJL Holdco, LLC	DE	100% by Links Holdings LLC
Links Holdings LLC	DE	99.5% by Guggenheim Partners, LLC (No Ownership) Management by Guggenheim Manager, Inc.
Links Holdings, Inc.	DE	100% by Guggenheim Partners, LLC
Lionel Investors LLC	DE	100% by Orpheus Holdings LLC (No Ownership) Management by Guggenheim Credit Services, LLLC
Littlefield Solar Center, LLC	NC	100% by PV Project Holdings V, LLC
Longhorn Trail Ranch II, Ltd.	TX	40% by Compatriot Capital, Inc.
Magma WCFF II Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
MERLIN Series 2015-A LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
MERLIN Series 2015-B LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
MERLIN Series 2015-C LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	99% by Controladora Briggs de Mexico, S. de R.L. de C.V. 1% by Briggs Equipment Mexico, Inc.
meZocliq LLC	DE	41.8% by Guggenheim-meZocliq Holdings, LLC
Midland National Life Insurance Company	IA	100% by Sammons Financial Group, Inc.
Midway Wind, LLC	DE	100% by SRE Midway Member LLC
MNL Reinsurance Company	IA	100% by Midland National Life Insurance Company
Montacargas Yale de Mexico, S.A. de C.V.	MEX	99% by Briggs Equipment, Inc. 1% by Briggs Equipment Mexico, Inc.
Moore’s Creek Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
Morgan Farm, LLC	NC	100% by PV Project Holdings III, LLC
Morrow Park City Apartments LLC	DE	65.7% by VG Morrow Park Capital LLC
Morrow Park Holding LLC	DE	50% by CCI Historic, Inc.
My Financial Freedom LLC	DE	100% by Sammons Financial Group, Inc.
Mylo, LLC	MO	34.2% by Biscay GSTF III, LLC
Nashville Farms, LLC	NC	100% by PV Project Holdings III, LLC
NC Lincolnshire 624, LLC	DE	100% by Retail Investors III, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
NC Little Rock 642, LLC	DE	100% by Retail Investors III, LLC
NC Mentor 636, LLC	DE	100% by Retail Investors III, LLC
NC Morrisville 644, LLC	DE	100% by Retail Investors III, LLC
NC Naperville 623, LLC	DE	100% by Retail Investors III, LLC
NC San Antonio 628, LLC	DE	100% by Retail Investors III, LLC
NC Tulsa 627, LLC	DE	100% by Retail Investors III, LLC
NE Lewiston 820, LLC	DE	100% by Retail Investors III, LLC
Nominee Holding Company, LLC	DE	100% by GPFT Holdco, LLC
North American Company for Life and Health Insurance	IA	100% by Sammons Financial Group, Inc.
North Carolina Solar III, LLC	NC	(No Ownership) Management by Heelstone Energy, LLC
Northern Forklift (Scotland) Limited	GBR	100% by Briggs Equipment UK Limited
NZC Guggenheim Fund Limited	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
NZC Guggenheim Fund LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
NZC Guggenheim Master Fund Limited	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
NZCG Feeder 1, L.P.	CYM	(No Ownership) Management by GPIM Holdings VIII, Ltd.
NZCG Funding LLC	DE	100% by NZCG Funding Ltd.
NZCG Funding Ltd.	CYM	100% by NZC Guggenheim Master Fund Limited
Optimus Funding Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Orpheus Funding LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Orpheus Holdings LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Otter, Inc.	OK	100% by Sammons Power Development, Inc.
Paragon GBM Investco, LLC	DE	100% by Guggenheim Life and Annuity Company
Parkway Mortgage, Inc.	DE	100% by Consolidated Investment Services, Inc.
Pathfinder Bison Bend, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Buzzard Bird Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Cardwell Access Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Cardwell Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Dumbell Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Land and Ranch Management, LLC	WY	100% by Pathfinder Ranches, LLC
Pathfinder Miracle Mile Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Pathfinder Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Perkins Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Power Transmission LLC	WY	100% by Laramie Wind LLC
Pathfinder Ranches, LLC	WY	100% by PR Holdings Inc.

Name	Jurisdiction	Percent Of Voting Securities Owned
Pathfinder Renewable Wind Energy, LLC	WY	100% by DC Solutions LLC
Pathfinder Sand Creek, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Stewart Creek Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Sun Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder Two Iron Ranch, LLC	WY	100% by Pathfinder Land and Ranch Management, LLC
Pathfinder-Zephyr Wind, LLC	WY	100% by Laramie Wind LLC
Pent House Associates	DE	100% by Albion at Parklane Limited Partner, LLC
Pilar Holdings, LLC	FL	88.4% by GC Pilar Golf Investment, LLC
Pilar Holdings, LLC	FL	(No Ownership) Management by Guggenheim Nicklaus Partners, LLC
Pilara Lotes II, LLC	DE	100% by GC Deferred Compensation I, LLC
Pillar Financial, LLC	DE	19.6% by GPFT Holdco, LLC
Pillar Multifamily, LLC	DE	100% by Pillar Financial, LLC
PLIC Holdings, LLC	DE	100% by Guggenheim Insurance Holdco, LLC
PLUS Funding IV, LLC	DE	(No Ownership) Management by TEK Financial, LLC
PR Holdings Inc.	DE	100% by Sammons Infrastructure, Inc.
Promenade Funding LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Promenade Holdco LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Promenade MM LLC	DE	100% by Guggenheim Partners Investment Management, LLC
Promenade-C LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Property Disposition, Inc.	DE	100% by Sammons Financial Group, Inc.
PV Project Holdings I, LLC	NC	90% by Heelstone Energy Investor III, LLC
PV Project Holdings II, LLC	NC	90% by Heelstone Energy Investor IV, LLC
PV Project Holdings III, LLC	NC	90% by Heelstone Energy Investor V, LLC
PV Project Holdings IV, LLC	NC	90% by Heelstone Energy Investor VI, LLC
PV Project Holdings V, LLC	NC	100% by Heelstone Energy Investor VII, LLC
PV Project Lessee I, LLC	NC	1% by Heelstone Energy IV, LLC
PV Project Lessee II, LLC	NC	1% by Heelstone Energy V, LLC
PV Project Lessee III, LLC	NC	1% by Heelstone Energy VI, LLC
PV Project Lessee IV, LLC	NC	1% by Heelstone Energy VII, LLC
PV Project Lessee V-2015, LLC	DE	(No Ownership) Management by Heelstone Energy VIII, LLC
Raeford Farm, LLC	NC	100% by Heelstone Energy, LLC
Raeford Solar Farm, LLC	NC	0.01% by Heelstone Energy, LLC
Range Energy Storage Systems LLC	WY	50% by Sammons Energy Storage Holdings LLC
Red Hill Solar Center, LLC	NC	100% by SRK Holdings, LLC
Red Toad 1425 A Powatan Road, LLC	NC	100% by PV Project Holdings IV, LLC
Relationship Funding (Cayman) Ltd.	CYM	100% by The Liberty Hampshire Company, LLC
REST, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
REST-NY, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Retail Investors III, LLC	DE	(No Ownership) Management by Stonebridge Investors III, LLC
Retail Investors III, LLC	DE	99.5% by Guggenheim Life and Annuity Company
Ridgefield Funding Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Rio Bravo Wind Capital, LLC	DE	100% by Rio Bravo Wind Renewables, LLC
Rio Bravo Wind Holdings, LLC	DE	100% by Rio Bravo Wind Capital, LLC
Rio Bravo Wind Renewables, LLC	DE	100% by SRE/Franklin Park Rio Bravo, LLC
Rio Bravo Windpower, LLC	DE	100% by Rio Bravo Wind Holdings, LLC
Rockingham Solar, LLC	NC	100% by PV Project Holdings I, LLC
Rosales Funding LLC	DE	19.8% by ETUR C-G LLC 76.5% by Rosales Holdco LLC (No Ownership) Management by Guggenheim Partners Investment Management, LLC
Rosales Holdco LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Rydex Holdings, LLC	KS	100% by Guggenheim Partners Investment Management Holdings, LLC
Saganaw Insurance Agency, LLC	DE	100% by Guggenheim Life and Annuity Company
Saganaw Receivables, LLC f/k/a SG Parent, LLC	DE	100% by Saganaw Insurance Agency, LLC
SAGE Assets, Inc.	DE	100% by Sammons Equity Alliance, Inc.
SAIL 4 Finance, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
SAIL 4 VFN NOTE ISSUER, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
SAILES 4-O, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
SAILS-3, LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Samarcand Solar Farm, LLC	NC	100% by SRK Holdings, LLC
Sammons BW, Inc.	DE	100% by Sammons Distribution Holdings, Inc.
Sammons CAES Holdings, LLC	DE	100% by Sammons Infrastructure, Inc.
Sammons Capital, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Sammons Corporation	DE	100% by Consolidated Investment Services, Inc.
Sammons Distribution Holdings, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Energy Storage Holdings LLC	WY	100% by Pathfinder Renewable Wind Energy, LLC
Sammons Enterprises, Inc.	DE	100% by Sammons Enterprises, Inc. ESOT
Sammons Equity Alliance, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Financial Group, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Financial Network, LLC	DE	100% by Sammons Securities, Inc.
Sammons Infrastructure, Inc.	DE	100% by Consolidated Investment Services, Inc.
Sammons Institutional Group, Inc.	DE	100% by Sammons Financial Group, Inc.
Sammons Power Development, Inc.	DE	100% by Sammons Equity Alliance, Inc.
Sammons Renewable Energy Canada Holdings Inc.	BC	100% by SRE/Franklin Park Hydro Canada-1, LLC
Sammons Renewable Energy Holdings, Inc.	DE	100% by Sammons Infrastructure, Inc.

Name	Jurisdiction	Percent Of Voting Securities Owned
Sammons Securities, Inc.	DE	100% by Sammons Financial Group, Inc.
Sands Point Funding Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Sandy Point Capital Company, LLC	DE	100% by GIFS Capital Company, LLC
Saratoga (Cayman), Ltd.	CYM	100% by GIFS Capital Company, LLC
Saratoga Springs Capital Company, LLC	DE	100% by GIFS Capital Company, LLC
Saxondale Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
SB Newington 433, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
SBTree, Inc.	DE	100% by Guggenheim Partners, LLC
SC-H Elizabethtown 1292, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
SC-H Louisville 1262, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
SC-H Madison 1261, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
SC-H North Vernon 1291, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
SC-H Scottsburg 1268, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Scottwell Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
SE Orangevale 1223, LLC	DE	100% by Retail Investors III, LLC
SE Sacramento 1224, LLC	DE	100% by Retail Investors III, LLC
SE Union City 1247, LLC	DE	100% by Retail Investors III, LLC
SE Vallejo 1248, LLC	DE	100% by Retail Investors III, LLC
Security Investors, LLC	KS	100% by Rydex Holdings, LLC
Seguros Receivables, LLC	DE	33.3% by Biscay GSTF III, LLC
Sentry Funding 2015-1, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sentry Funding 2015-2, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sentry Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Serpentine Hydro Power GP Ltd.	BC	100% by SRE Hydro Canada Corp
Serpentine Hydro Power LP	BC	99% by SRE Hydro Canada Corp 0.01% by Serpentine Hydro Power GP Ltd.
Seven Sticks CLO Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Seven Sticks, LLC	SC	100% by Cainhoy Land & Timber, LLC
SGIA Funding I, LLC	DE	100% by Saganaw Insurance Agency, LLC
SGIA Funding II, LLC	DE	100% by Saganaw Insurance Agency, LLC
Shelby Randolph Road Solar I, LLC	NC	100% by PV Project Holdings I, LLC
SIA Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sibella Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
SID Solar I, LLC	NC	100% by PV Project Holdings I, LLC
Sifton Road Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Ski Partners II, LLC	DE	32.8% by Compatriot Capital, Inc.
Ski Partners, LLC	DE	32.7% by Compatriot Capital, Inc.
SLBCA Developer LLC	DE	50% by VGH Credit LLC 50% by SLBCA Holding LLC
SLBCA Holding LLC	DE	90% by CCI/HTC, Inc. 10% by VGH Credit LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
SLBCA Tenant LLC	DE	99.999% by Compatriot Capital, Inc. 0.001 & Management By SLBCA Holding LLC
Solberg Reinsurance Company	IA	100% by Midland National Life Insurance Company
Soo Line Building City Apartments LLC	DE	85% by SLBCA Holding LLC 15% by SLBCA Tenant LLC
South Blacktree Agency, LLC	DE	100% by SBTree, Inc.
Southside Works City Apartments LLC	DE	10% by Southside Works Holding LLC
Southside Works Holding LLC	DE	50% by CCI Historic, Inc.
SP Land Company, LLC	DE	80% by Ski Partners, LLC
SRE Blocker #1, Inc.	DE	100% by SRE Solar OpCo, Inc.
SRE Blocker #2, Inc.	DE	100% by SRE Wind OpCo, Inc.
SRE Blocker #3, Inc.	DE	100% by SRE Wind OpCo, Inc.
SRE Blocker #4, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #5, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #6, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #7, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Blocker #8, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE DevCo, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Focalpoint Holdings, Inc.	DE	100% by SRE Solar OpCo, Inc.
SRE Focalpoint Member, LLC	DE	100% by SRE/Franklin Park Focalpoint, LLC
SRE Hydro Canada Corp	BC	100% by Sammons Renewable Energy Canada Holdings Inc.
SRE Hydro Canada General Services Ltd.	BC	100% by SRE Hydro Canada Corp
SRE Hydro DevCo, Inc.	DE	100% by SRE DevCo, Inc.
SRE Midway HoldCo LLC	DE	100% by SRE/Franklin Park Midway LLC
SRE Midway Member LLC (Class A shares)	DE	100% by SRE/Franklin Park Midway #2 LLC
SRE Midway Member LLC (Class B shares)	DE	100% by SRE Midway HoldCo LLC
SRE OpCo, Inc.	DE	100% by Sammons Renewable Energy Holdings, Inc.
SRE Solar OpCo, Inc.	DE	100% by SRE OpCo, Inc.
SRE Utility Solar 1, LLC	DE	100% by SRE/Franklin Park Utility Solar 1, LLC
SRE Wind OpCo Inc.	DE	100% by SRE OpCo, Inc.
SRE/Franklin Park Focalpoint, LLC	DE	99.5% by SRE Focalpoint Holdings, Inc.
SRE/Franklin Park Hydro Canada-1, LLC	DE	99.5% by SRE Hydro DevCo, Inc.
SRE/Franklin Park Midway #2 LLC	DE	100% by SRE Blocker #2, Inc.
SRE/Franklin Park Midway LLC	DE	100% by SRE Blocker #2, Inc.
SRE/Franklin Park Rio Bravo, LLC	DE	100% by SRE Blocker #3, Inc.
SRE/Franklin Park Utility Solar 1, LLC	DE	99.5% by SRE Blocker #1, Inc.
SRK Holdings, LLC	NC	90% by Heelstone Energy Investor II, LLC
SRK Lessee, LLC	NC	1% by Heelstone Energy III, LLC
Stellar Funding, Ltd.	CYM	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Stewart Creek Grazing Association, LLC	WY	50% by Pathfinder Sun Ranch, LLC 50% by Pathfinder Stewart Creek Ranch, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Stonebriar JL Grand Chute 1216, LLC	DE	100% by Retail Investors III, LLC
Stonebriar JL Hamburg 1301, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Stonebriar JL Henrietta 1273, LLC	DE	100% by Retail Investors III, LLC
Stonebriar JL Irondequoit 1252, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Stonebriar JL Milwaukee 1397, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Stonebriar JL Muskego 1263, LLC	DE	100% by Retail Investors III, LLC
Stonebridge Investors I, LLC	DE	99.5% by GC Parent Holdings, LLC (No Ownership) Management by Guggenheim Manager, Inc.
Stonebridge Investors III, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
Sudbourne Funding, LLC	DE	100% by Saganaw Insurance Agency, LLC
Sweetgum Solar, LLC	NC	100% by PV Project Holdings II, LLC
Sweetwater River Conservancy Bald and Golden Eagle Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy Greater Sage-Grouse Habitat Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy Stream and Riparian Bank, LLC	WY	100% by Sweetwater River Conservancy, LLC
Sweetwater River Conservancy, LLC	WY	100% by Pathfinder Ranches, LLC
TB-JL Biddeford 794, LLC	DE	100% by Retail Investors III, LLC
TCFBK Richton Park 866, LLC	DE	100% by Guggenheim Retail Real Estate Partners, LLC
TEK Financial, LLC	DE	99.5% by Guggenheim Partners, LLC (No Ownership) Management by Guggenheim Manager, Inc.
The Liberty Hampshire Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
The Liberty Hampshire Company, LLC	DE	100% by Guggenheim Treasury Services, LLC
Thomas Creek Capital Corporation	DE	100% by The Liberty Hampshire Company, LLC
Thomas Weisel India Opportunity Fund, L.P.	DE	(No Ownership) Management by Guggenheim Partners India GP, LLC
TLEXP Ellisville 926, LLC	DE	100% by Retail Investors III, LLC
TLEXP Kansas City 1250, LLC	DE	100% by Retail Investors III, LLC
TLEXP Overland Park 978, LLC	DE	100% by Retail Investors III, LLC
TLEXP St. Peters 1200, LLC	DE	100% by Retail Investors III, LLC
TLEXP St. Peters 899, LLC	DE	100% by Retail Investors III, LLC
Toledo-MNG, LLC	DE	90.6% by GC Pilar Golf Investment, LLC
Toledo-SLS, LLC	DE	90.6% by GC Pilar Golf Investment, LLC
Tomorrow, LLC	DE	100% by Guggenheim Life and Annuity Company
Transparent Value Private Limited	IND	100% by Transparent Value, L.L.C.
Transparent Value, L.L.C.	DE	100% by Guggenheim Transparent Value, LLC
Two Crosses Grazing Association, LLC	WY	25% by Pathfinder Buzzard Bird Ranch, LLC 25% by Pathfinder Pathfinder Ranch, LLC 25% by Pathfinder Miracle Mile Ranch, LLC 25% by Pathfinder Sand Creek, LLC
Ulmus Funding LLC	DE	19.8% by Pathfinder Sand Creek, LLCETUR C-G LLC 76.5% by Pathfinder Sand Creek, LLCUlmus Holdco LLC (No Ownership) Management by Guggenheim Partners Investment Management, LLC

Name	Jurisdiction	Percent Of Voting Securities Owned
Ulmus Holdco LLC	DE	(No Ownership) Management by Guggenheim Partners Investment Management, LLC
Valcour Bay Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Van Slyke Solar Center, LLC	NC	100% by ABV Holdings, LLC
Venice GSTF I, LLC	DE	100% by GLAC Holdings, LLC
VG ECU Holdings LLC	DE	100% by CCI Historic, Inc.
VG Morrow Park Capital LLC	DE	84.8% by Compatriot Capital, Inc. 15.2% by Morrow Park Holding LLC
VGH Credit LLC	DE	100% by CCI/HTC, Inc.
VGH/Dallas LLC	DE	70% by Village Green Consolidated LLC
Village Green Communications LLC	DE	100% by Village Green Holding LLC
Village Green Consolidated LLC	DE	100% by CCI Historic, Inc.
Village Green Holding LLC	DE	100% by VGH/Dallas LLC
Village Green Management Company LLC	DE	100% by Village Green Holding LLC
V-Suites LLC	DE	100% by Village Green Holding LLC
Washington Lee Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
West Coast QSR Acquisitions, LLC	DE	100% by Guggenheim Development Services, LLC
Westown Financial LLC	DE	100% by Sammons Financial Group, Inc.
Whirlwind 1, LLC	WY	100% by Laramie Wind LLC
White Oak Guggenheim Feeder Fund, LLC	DE	29.2% by GC Deferred Compensation I, LLC (No Ownership) Management by Guggenheim Partners, LLC
White Plains Capital Company, LLC	DE	100% by The Liberty Hampshire Company, LLC
Woodbine Legacy Investment Partners, LP	DE	45.7% by Compatriot Capital, Inc.
Wooden Rifle Grazing Association, LLC	WY	20% by Pathfinder Cardwell Ranch, LLC 20% by Pathfinder Bison Bend, LLC 20% by Pathfinder Perkins Ranch, LLC 20% by Pathfinder Cardwell Access, LLC 20% by Pathfinder Two Iron Ranch, LLC
York Road Solar I, LLC	NC	100% by PV Project Holdings I, LLC
ZV Solar 3, LLC	NC	100% by PV Project Holdings IV, LLC

Item 30. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31a. Relationship of Principal Underwriter to Other Investment Companies

In addition to Midland National Life Separate Account C, Sammons Financial Network, LLC, the principal underwriter/distributor of the Registrant, is also the principal underwriter/distributor for variable universal life policies issued through Midland National Life Separate Account A.

Item 31b. Principal Underwriters

The directors and principal officers of Sammons Financial Network, LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe 8300 Mills Civic Parkway, West Des Moines, IA 50266	President
Holley Taylor 8300 Mills Civic Parkway, West Des Moines, IA 50266	Chief Compliance Officer - Broker Dealer
Arlen Dykhuis 8300 Mills Civic Parkway, West Des Moines, IA 50266	Financial Operations Principal
Brett Agnew 8300 Mills Civic Parkway, West Des Moines, IA 50266	Corporate Secretary
Theresa B. Kuiper One Sammons Plaza Sioux Falls, SD 57196	Associate Vice President

Item 31c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$12,944,697	$0	$0	$2,643,414
*	Represents commissions paid on the LiveWell Variable Annuity and the Legacy Variable Annuity.

**	Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Variable Annuity contract and the Legacy Variable Annuity contract under Separate Account C.

Item 32. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 8300 Mills Civic Parkway, West Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607 and 200 SW 6th Avenue, Topeka, Kansas 66603-3704.

Item 33. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 34. Fee Representation

Midland National Life Insurance Company represents that all fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of West Des Moines, and State of Iowa, on this ninth day of December, 2021.

BY:	MIDLAND NATIONAL LIFE SEPARATE
ACCOUNT C (REGISTRANT)

Attest:	*	By:	*
ESFANDYAR E. DINSHAW
Chairman of the Board

		By:	MIDLAND NATIONAL LIFE
INSURANCE COMPANY (DEPOSITOR)

Attest:	*	By:	*
ESFANDYAR E. DINSHAW
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title

/s/ * ESFANDYAR E. DINSHAW	Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer)

/s/ * STEVEN C. PALMITIER	Director, President & Chief Operating Officer

/S/ * DAVID C. ATTAWAY	Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)

/s/ * DARRON K. ASH	Director

/S/ * WILLARD BUNN, III	Director

/S/ * JAMES RODERICK CLARK	Director

/S/ * THOMAS CORCORAN	Director

/S/ * GEORGE A. FISK	Director

/S/ * WILLIAM D. HEINZ	Director

/S/ * HEATHER KREAGER	Director

/S/* MICHAEL M. MASTERSON	Director

*BY:	/s/Brett Agnew	Date: December 9, 2021
Brett Agnew
Attorney-in-Fact
Pursuant to Power of Attorney

Registration No.: 333-255058

 811-07772

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

AND

MIDLAND NATIONAL LIFE INSURANCE COMPANY

EXHIBIT INDEX

Item	Exhibit

27(c)(1)	Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company

27(d)(1)	Form of Registered Index-Linked and Variable Annuity Contract

27(e)	Application for Registered Index-Linked and Variable Annuity Contract

27(k)(1)	Opinion and Consent of Counsel

27(k)(2)	Power of Attorney

27(l)(1)	Consent of Independent Registered Public Accounting Firm